Form 20-F
period 2013-03-31
UBIC, INC.
filed 2013-07-31
CIK 1550935

As filed with the Securities and Exchange Commission on July 31, 2013

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……….

For the transition period from                       to

Commission file number: 001-35884

KABUSHIKI KAISHA UBIC
(Exact name of registrant as specified in its charter)

UBIC, INC.
(Translation of registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

Meisan Takahama Building 2-12-23 Kounan Minato-ku Tokyo 108-0075 Japan
(Address of principal executive offices)

Masahiro Morimoto, (81-3) 5463-6344, (81-3) 5463-6345 Meisan Takahama Building 2-12-23 Kounan Minato-ku Tokyo 108-0075 Japan
(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares	NASDAQ Global Market
Common Stock*	*

*      Not for trading, but only in connection with the registration of the American Depositary Shares, with each five American Depositary Shares representing one share of Common Stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2013,  3,193,136 shares of Common Stock were outstanding, including no shares represented by American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

i

ii

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥94.05. This was the approximate exchange rate in Japan on March 29, 2013.

Unless otherwise noted, all references and discussions of the financial position of UBIC, Inc. and its consolidated subsidiaries (collectively, the Company or UBIC), results of operations and cash flows in this annual report are made with reference to UBIC’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Cautionary Statement with Respect to Forward-Looking Statements

To the extent that any statements made in this annual report contain information that is not historical, these statements are essentially forward looking. Forward looking statements may be identified by the use of words such as “expects,” “plans,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates” and other words or phrases of similar meaning. Although we believe that the expectations reflected in these forward looking statements are reasonable and achievable, these statements are subject to a number of risks and uncertainties discussed under the heading “Item 3.D. Risk Factors” and elsewhere in this annual report. All forward looking statements attributable to us are expressly qualified by these and other factors. We cannot assure you that actual results will be consistent with these forward looking statements.

Information regarding market and industry statistics contained in this annual report is included based on information available to us that we believe is accurate. Forecasts and other forward looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The forward looking statements made in this annual report relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update any forward looking statements. As a result, you should not place undue reliance on these forward looking statements.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A.   SELECTED FINANCIAL DATA

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and UBIC’s consolidated financial statements together with the notes included in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from UBIC’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP.

	For the year ended March 31
	2011	2012	2013	2013
	(thousands of yen, except per share data)			(thousands of dollars, except per share data)
Consolidated Statement of Income Data:
Revenue	¥2,635,430	¥5,095,939	¥4,678,757	$49,747
Revenue from a related party	40,764	27,862	20,936	223
Operating revenue from reimbursed direct costs	9,899	12,427	12,407	132
Total revenue	2,686,093	5,136,228	4,712,100	50,102
Cost of revenue	966,352	1,600,425	1,845,236	19,620
Reimbursed direct costs	9,899	12,427	12,407	132
Selling, general and administrative expenses	669,742	1,153,438	1,949,023	20,723
Total operating expense	1,645,993	2,766,290	3,806,666	40,475
Operating income	1,040,100	2,369,938	905,434	9,627
Interest income	3,410	2,052	1,326	14
Interest expense	(14,262)	(13,360)	(23,474)	(250)
Foreign currency exchange gains (losses)	(39,942)	10,294	165,664	1,761
Dividend income	—	4,500	4,500	48
Other—net	1,296	655	(3,055)	(32)
Income before income taxes	990,602	2,374,079	1,050,395	11,168
Income taxes	202,827	1,003,441	449,884	4,783
Net income	787,775	1,370,638	600,511	6,385
Less: Net income (loss) attributable to noncontrolling interests	(933)	2,951	4,490	48
Net income attributable to UBIC, Inc. shareholders	¥788,708	¥1,367,687	¥596,021	$6,337

	For the fiscal year ended March 31
	2011	2012	2013	2013
Per Share Data:
Net income attributable to UBIC, Inc. shareholders per share (1)
Basic	¥334	¥515	¥189	$2.01
Diluted	249	422	183	1.95
Weighted average shares outstanding (1)
Basic	2,359,465	2,656,165	3,158,422	3,158,422
Diluted	3,170,758	3,241,589	3,252,778	3,252,778
Cash dividends declared per common share (1)	—	8	50	0.53

(1) Share and per share data give effect to a 2-for-1 share split effected on October 1, 2011 and a 2-for-1 share split effected on April 1, 2012, as if such share splits had occurred on April 1, 2010.

	As of March 31
	2011	2012	2013	2013
	(thousands of yen)			(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥675,212	¥2,410,304	¥1,195,142	$12,707
Total current assets	1,675,941	3,643,020	2,770,210	29,455
Total noncurrent assets	697,655	1,336,656	2,307,067	24,530
Total assets	2,373,596	4,979,676	5,077,277	53,985
Total current liabilities	821,757	1,763,575	1,070,451	11,382
Working capital	854,184	1,879,445	1,699,759	18,073
Long-term debt	323,040	400,020	447,284	4,756
Total noncurrent liabilities	349,595	476,547	629,854	6,697
Total liabilities	1,171,352	2,240,122	1,700,305	18,079
Total UBIC, Inc. shareholders’ equity	1,195,177	2,727,536	3,360,464	35,731
Total equity	1,202,244	2,739,554	3,376,972	35,906
Operating Data:
Capital expenditures	248,337	621,522	1,014,617	10,788
Net cash provided by (used in):
Operating activities	452,800	2,043,549	118,407	1,259
Investing activities	(227,712)	(520,224)	(1,132,703)	(12,044)
Financing activities	113,896	213,210	(282,979)	(3,009)

Dividends

The Companies Act of Japan (Companies Act) permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. The Companies Act permits semiannual interim dividends to be paid once a year upon resolution by the board of directors if the paying company meets certain criteria and its articles of incorporation so stipulate. We meet these requirements. The Companies Act also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3.0 million.

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in our general books of account prepared using accepted Japanese accounting practices. The adjustments included in the consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act.

On June 24, 2011, our Board of Directors declared a cash dividend of ¥7.5 per share, payable to shareholders of record as of June 27, 2011, for a total of ¥19.7 million. On June 22, 2012, UBIC’s shareholders approved the payment of a year-end cash dividend of ¥50 per share of common stock in the aggregate amount of ¥145.6 million to shareholders of record at March 31, 2012. On June 25, 2013, our Board of Directors declared a cash dividend of ¥50 per share, payable to shareholders of record as of March 31, 2013, for a total of ¥159.7 million.  In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for the translation was $1.00 = ¥94.05, which was the approximate exchange rate in Japan on March 29, 2013.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00.  The noon buying rate as of June 30, 2013 was $1.00 =99.20. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended March 31	At end of period	Average of month-end- rates	High	Low
		(¥ per $1.00)
2009	99.15	100.85	110.48	87.80
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.24	80.48
2012	82.41	78.86	82.41	76.34
2013	94.16	83.26	96.16	77.41

Month ended	High	Low
	(¥ per $1.00)
January 31, 2013	91.28	86.92
February 28, 2013	93.64	91.38
March 31, 2013	96.16	93.32
April 30, 2013	99.61	92.96
May 31, 2013	103.52	97.96
June 30, 2013	100.15	94.29

3.B.                CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.                REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.              RISK FACTORS

Risks Related to Our Business

We may not be able to achieve our expected revenues, operating income or net income in the future due to several factors involving our business operations, including a continuing decrease in our revenue from our eDiscovery business.

Our expected levels of revenue, operating income or net income may not be achieved due to several other factors, including, but not limited to:

•                  a continuing decrease in our revenues from our core eDiscovery business if more law firms that use our services perform their own manual review of documents we have identified in the eDiscovery process;

•                  a decrease in revenue if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if there is cancellation or scale-down of large accounts or if the prices we charge for our services fall dramatically;

•                  failure to control personnel and outsourcing costs, or if we fail to manage personnel elsewhere; or

•                  an increase in selling, general and administrative costs above expected levels, such as personnel expenses, advertising expenses and office rent-related expenses, in conjunction with our planned business expansion.

Our business may be adversely affected if our forensics or eDiscovery systems suffer interruptions, errors or delays.

Interruptions, errors or delays with respect to our forensics or eDiscovery systems may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human error, computer viruses and other similar events. Much of our computer and networking equipment is concentrated in a few locations that are in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve our financial targets or maintain our current level of total revenue, operating income or net income if the economy in Japan or other Asian countries deteriorates or does not improve.

Our business is principally conducted in Japan, other Asian countries and the United States and most of our revenues are from clients operating in Asia. If Asian economies deteriorate or do not improve, it may become difficult to maintain our current level of revenue and margins or achieve our expected revenues, operating income or net income.

The powerfully destructive earthquake and tsunami that struck northeastern Japan on March 11, 2011, did not have a material adverse effect on our revenues or income for the fiscal years ended March 31, 2011, 2012 or 2013. However, if a similar environmental catastrophe were to occur or should regions in which our data centers are located experience the disruption of social infrastructure or power shortages and other impacts due to similar causes, our backbone network and service facilities could fail and as a result, we may suffer direct and indirect damages, which may adversely affect our financial condition and results of operations.

If we fail to keep and manage our confidential customer information, or if our technical systems suffer interruption or damage, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.

We keep and manage confidential information and/or privileged data obtained from our clients. We exercise care in protecting the confidentiality and integrity of such information and take steps to ensure its security. However, we can give no assurance that the steps taken by us in this regard will be adequate to protect our customer’ confidential information or privileged data. A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from fire, floods, network failure, hardware failure, software failure, power loss, telecommunication failures, computer viruses, denial of service attacks, penetration of our network by unauthorized computer users and “hackers” and other similar events, and other unanticipated problems. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information.

Any of the disruptions or events listed above could cause material interruptions or delays in our business, resulting in the loss of data or rendering us unable to provide services to our consumers. In addition, if anyone can circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Although we have taken measures that we consider to be prudent and adequate to protect against these events, we may not have developed or implemented adequate protections or safeguards to overcome the damage they may cause. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our data systems. If any material leak of customer information were to occur, we could be subject to lawsuits for damages from our clients, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a material decline in new clients as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.

If we fail to effectively manage our growth, our business, financial condition, results of operations and business prospects may be materially adversely affected.

We have limited operational, administrative and financial resources, which may be inadequate to sustain our rapid growth and planned expansion. If our customer base continues to expand, we will need to increase our investments in our technology platform, facilities and other areas of operations, including customer service and sales and marketing. Our future success will depend on, among other things, our ability to effectively maintain our relationships with our key clients, to continue training, motivating and retaining our key employees and attract and integrate new employees, and to maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. and Japanese securities laws, is complete and accurate.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our current and planned growth we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial commitment of financial and management resources. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with clients. These efforts require substantial management efforts and skills and may incur additional expenditures.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose clients.

Our markets are characterized by:

•                  frequent new product and service introductions;

•                  continually changing customer requirements; and

•                  evolving industry standards.

Although we believe that the most recent version of Lit i View (version 6.6, released in July 2013), which features improvements in predictive coding and, therefore, the speed and accuracy of our primary eDiscovery software, is a significant stride forward, not only compared to the previous version of Lit i View but also compared with Asian language products of our competitors, if we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose clients.

Our pursuit of necessary technological advances will require consistent commitment, substantial time and expense. Some of our competitors have greater financial and other resources than we do and, therefore, may be better able to meet the time and expense demands of achieving technological advances. This may allow our competitors to respond more quickly to new and emerging technologies and standards or invest more heavily in upgrading or replacing equipment to take advantage of new technologies and standards.

We face significant competition and may be unable to compete successfully against our competitors, which would have a material adverse effect on our business and results of operations.

Our primary competitors are companies with long established eDiscovery operations, which have significant, and often multi-faceted, operations with law firms and companies operating internationally. Many of these competitors have significantly greater financial resources, longer operating histories and more experience in attracting and retaining clients and managing relationships with the law firms and companies that constitute our target clients than we do. They may compete with us for clients in a variety of ways, including, without limitation, with respect to price and their more extensive eDiscovery experience. If any of our competitors provide or develop comparable or superior computer forensic or eDiscovery services, the results would have a material adverse effect on our results of operations.

We depend on our key personnel for the success of our business, and losing their services would severely disrupt our business.

Our future success is heavily dependent upon the continued service of our key executives, including Masahiro Morimoto, our founder, Chairman and Chief Executive Officer, and Naritomo Ikeue, our Executive Vice-President and Chief Operating Officer, among others. If we lose the services of senior members of our management or other key employees, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose clients and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement with us. We do not maintain key-man life insurance for any of our key executives. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

We require additional human resources and incur increased costs and administrative workload as a result of being a U.S. public company.

As a public company in the United States we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. We are first required to comply with Section 404 when filing our annual report on Form 20-F for the fiscal year ending March 31, 2014, although, as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (Securities Act), we may decide to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012 (JOBS Act), which, assuming we continue to be an emerging growth company, would allow us to delay complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

The Exchange Act requires, among other things, that we file or furnish annual and current reports with respect to our business and financial condition and we will need to continue to produce financial statements on a consolidated basis in U.S. GAAP, in addition to our Japanese GAAP statutory financial statements, on a timely basis. We have not historically been required to comply with these regulatory obligations and we have not put in place accounting and disclosure staffing and systems that are designed to meet our obligations under the regulatory framework for U.S. reporting companies listed on the Nasdaq. Because we do not have sufficient U.S. GAAP expertise at the Company, we have employed external consultants on a temporary basis to assist us to prepare the consolidated U.S. GAAP financial statements included elsewhere in this annual report.

We will need to acquire the internal resources or continue to utilize these outside consulting resources in order to meet both of these financial reporting requirements going forward, either of which would require significant expenditures. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures as a new public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective, it may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. As a result, such firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission (SEC) for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of Nasdaq listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us a reliability of our financial statements.

In connection with the preparation of our U.S. GAAP financial statements, if we are unable to remediate a material weakness in our internal control over financial reporting identified by our management, we may be unable to comply with Nasdaq listing requirements.

During the preparation of our U.S. GAAP financial statements in connection with filing this annual report, our management considered our internal controls and determined that our accounting and disclosure staffing and system for preparing financial statements under U.S. GAAP were deficient in the design and operating effectiveness of our internal controls. Our management also observed that our practice of relying on external resources for preparing U.S. GAAP financial statements left us with deficient internal policies and procedures upon which to rely in our preparation of such U.S. GAAP financial statements.

Our management has been and will continue to be required to devote a substantial amount of time to review and implement remediation of this material weakness. Under auditing standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We have taken a number of actions to remediate the material weakness and strengthen the capability of our finance organization, such as the hiring of additional employees for our internal management and accounting staff who possess U.S. GAAP accounting experience, including a new chief financial officer, a corporate financial planning and analysis executive, a sales division controller and a UBIC Korea financial controller. Three of these individuals have earned certified public accountant certification in the United States.

In addition, we have assessed and implemented various measures to improve our financial policies and internal controls. During the course of the closing of each period for which we have prepared U.S. GAAP financial statements, we reviewed our closing process, accounting practices, related internal controls and other issues to enhance each area. We also instituted internal training for our financial staff provided by an instructor who has over 30 years of public accounting experience for multinational companies and university-level teaching experience.

Based upon the current remediation plan and the steps that we have taken to address the material weakness, in addition to the basic internal control structure and capability that we had as a Japanese public company since June 2007, our management believes that sufficient enhancements to our internal controls will be in place to remediate the material weakness as of our fiscal year end of March 31, 2014. We cannot provide any assurance that the steps we have taken have materially remediated the material weakness identified by our management or there will not be other material weaknesses that we identify in the future. If we identify such issues or if we are unable to prepare accurate and timely U.S. GAAP financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with listing requirements of Nasdaq.

Undetected programming errors could harm our reputation or decrease market acceptance of our computer forensics and eDiscovery services, which would materially and adversely affect our results of operations.

Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular client, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay completion of projects or sales to our clients. In addition, our reputation may be damaged and we may fail to acquire new projects from existing clients or new clients. We generally have been able to resolve such flaws and errors. However, we cannot assure you that we will be able to detect and resolve all these programming flaws and errors in a timely manner. Undetected programming errors, defects and resulting unsatisfactory customer service to clients can disrupt our operations, adversely affect the client experience, harm our reputation, or cause our clients to reduce their use of our services, any of which could materially and adversely affect our results of operations.

Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.

We regard a substantial portion of our software solutions and systems as proprietary and rely on statutory copyright, trademark, patent, trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. We cannot assure you that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies is evolving rapidly and is subject to a great deal of uncertainty. Some third party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations in such a way so as to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future.

Third parties may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

If we are not able to successfully market our services to new and existing clients and to build our brand and achieve market acceptance for our solutions and services, we may not be able to maintain and expand our operations and our results may be adversely affected.

While we derive a significant portion of our revenue from a small number of substantial clients, the specific clients change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments.

Our clients and potential clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digital information. In the absence of such a demand, a company’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that, when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive alternative. If our marketing and brand building efforts are not successful and we are not able to secure new mandates when existing contracts reach their conclusion, we may have difficulty maintaining and increasing the use of our services and our quarterly and annual results of operations could be materially adversely affected.

Our solutions incorporate and work in conjunction with third-party hardware and software products. If this hardware or software were not available to us at reasonable cost or at all, our results of operations could be adversely impacted.

Although our solutions primarily rely on our own core technologies, some of our solutions incorporate third-party hardware and software products. In addition, our solutions are designed to work in conjunction with the third-party hardware and software in our clients’ existing systems. If any third party were to discontinue making their products available to us or our clients on a timely basis, or were to increase materially the cost of their products, or if our solutions failed to properly function or interoperate with replacement hardware or software products, we may need to incur costs in finding replacement products and, if necessary, redesigning our solutions to function with or on replacement third-party products. Replacement products may not be available on terms acceptable to us or at all, and we may be unable to develop alternative solutions or redesign our solutions on a timely basis or at a reasonable cost. If any of these were to occur, our results of operations could be adversely impacted.

Future government legislation or changes in court rules could adversely affect our ability to sell our eDiscovery systems.

The delivery of our eDiscovery services is not directly regulated by the U.S. or Japanese governments. Our eDiscovery solutions and the clients we serve are, however, directly or indirectly affected by federal and state laws and regulations and court rules. For example, any amendments to the Federal Rules of Civil Procedure regarding discovery of “electronically stored information” could affect our clients, and indirectly, our ability to productively market and sell our eDiscovery solutions. Future federal or state legislation or court rules, or court interpretations of those laws and rules, could have an adverse impact on our revenues and results of operations.

Our ability to expand our operations and maintain or increase our revenue is dependent on the quality of our offerings of solutions and services, and our failure to perform at a high level and provide high quality service could have a material adverse effect on our results of operations.

Our clients depend upon our customer service and support staff to meet their eDiscovery and forensic analysis needs. High-quality support services are critical for the successful and sale of our services and solutions. If we fail to provide high-quality support on an ongoing basis, our clients may react negatively and our reputation in the marketplace could be materially and adversely affected, which would negatively impact our ability to secure contracts from existing and potential clients. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

Our principal shareholders, directors and executive officers own a large percentage of our shares and have significant voting power, allowing them to exercise substantial influence over matters subject to shareholder approval.

Our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares and their respective affiliates beneficially own a significant percentage of our issued and outstanding voting shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders.

Certain judgments obtained against us by holders of the American Depositary Shares may not be enforceable.

We are a company incorporated under the laws of Japan and our principal offices and assets are located in Tokyo. We conduct only a minority of our business in the United States and most of our assets are located in jurisdictions, including Japan, South Korea and Taiwan, outside the United States. In addition, with one exception, all of our directors and executive officers reside in jurisdictions outside of the United States and substantially all of the assets of these persons are located in those non-U.S. jurisdictions. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors and executive officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. For example, Japan does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for holder of American Depositary Shares to bring an original action against us or against these individuals in a Japanese court in the event that a holder believes that its rights have been infringed under the U.S. federal securities laws or otherwise.

There is no statutory recognition in Japan of judgments obtained in the United States, although the courts of Japan will in certain circumstances recognize and enforce a civil, final judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, it may be difficult to enforce a civil judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws.

Significant movements in foreign currency exchange rates or change in monetary policy may materially harm our financial results.

Our reporting currency is the Japanese yen and our operations in other countries, including the United States, South Korea, and Taiwan, use the applicable local currency. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by government policies and domestic and international economic and political developments.

Any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could have a material adverse effect on our financial condition and results of operations, expressed in Japanese yen.

We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the Japanese yen and the other currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have sometimes been material and could be material in future periods. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

Risks Related to the Ownership of Our American Depositary Shares (ADSs)

Our ADSs have a very limited trading history and we expect that the price of our ADSs will fluctuate substantially.

Prior to our initial public offering of the ADSs in May 2013, there was no public market for our ADSs. The market price of our ADSs will be affected by a number of factors, including:

•                  introduction of new products, services or technologies offered by us or our competitors;

•                  any failure to meet or exceed revenue and financial projections we provide to the public;

•                  actual or anticipated variations in our quarterly operating results or those of other companies in our industry;

•                  our failure to meet or exceed the estimates and projections of the investment community;

•                  general market conditions and overall fluctuations in United States or Japanese equity markets;

•                  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•                  disputes or other developments relating to proprietary rights, including patents and our ability to obtain protection for our intellectual property;

•                  additions or departures of our key management personnel;

•                  issuances by us of debt or equity securities;

•                  litigation involving our company, including: shareholder litigation; investigations or audits by regulators into the operations of our company; or proceedings initiated by our competitors or clients;

•                  changes in the market valuations of similar companies;

•                  significant sales of the ADSs or common stock by our shareholders in the future; and

•                  the trading volume of the ADS.

In addition, the securities market has experienced significant price and volume fluctuations not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of the ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts publish negative reports or cease to publish reports about our business, the price and trading volume of our securities could decline.

The trading market for our ADSs depends in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluation of our common stock, the price of the ADSs could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the market for the ADSs, which in turn could cause the price of the ADSs or trading volume to decline or adversely affect the liquidity of the market for the ADSs.

The value of our ADSs may not perfectly track the price of our common stock.

Our common stock currently trades on the Tokyo Stock Exchange (TSE) under stock code number 2158. Active trading volume and efficient pricing for our common stock on the TSE will usually, but not necessarily, indicate similar characteristics in respect of our ADSs. In addition, the terms and conditions of our agreement with our depositary may result in less liquidity or lower market value of our ADS than for our common stock. Since the holders of our ADSs may surrender our ADSs to take delivery of and trade our common stock (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for our common stock may result in an illiquid market for our ADSs. Therefore, the trading price of our common stock may not be correlated with the price of our ADSs.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to our ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADSs holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADSs holders may be unable to participate in our rights offerings and may experience dilution.

The depositary has agreed to pay ADSs holders the cash dividends or other distributions it or the custodian receives on our common stock or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADSs holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADSs holders will receive these distributions in proportion to the number of common stock the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADSs holders will not receive such distribution.

Sales of a substantial number of shares of our common stock or ADSs in the public markets by our existing shareholders could cause the price of our ADSs to fall.

Sales of a substantial number of shares of our common stock or ADSs in the public market or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

Rights of shareholders under Japanese law may be different from those under the laws of the United States.

Our articles of incorporation, the regulations of our Board of Directors and the Companies Act, govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’

and officers’ fiduciary duties and shareholders rights are different from those that would apply if we were a company incorporated in the United States. Shareholders’ rights under Japanese law are different in some significant respects from shareholders’ rights under the laws of the United States. These differences include, but are not limited to, limitations on voting shares that comprise less than one full unit of our shares, the right to participate in a demand for the convocation of a general meeting of shareholders, and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. ADSs holders may have more difficulty in asserting rights as a shareholder than they would as a shareholder of a corporation organized in the United States.

ADSs holders may not have the same voting rights as the holders of our common stock and must act through the depositary to exercise their rights.

Except as described in the deposit agreement, holders of the ADSs will not be able to directly exercise voting rights attaching to the shares evidenced by the ADSs. In accordance with the terms of the deposit agreement, holders of the ADSs have the right to instruct the depositary how to vote the amount of common shares represented by their ADSs. However, ADSs holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that, persons who hold ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to ADSs holders a shareholder meeting notice which contains, among other things, a statement as to the manner in which voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from ADSs holders on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. We make all reasonable efforts to cause the depositary to extend voting rights to ADSs holders in a timely manner, but holders may not receive the voting materials in time to ensure that they can instruct the depositary to vote. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADSs holders may not be able to exercise the right to vote and may lack recourse if the ADSs are not voted as requested. In addition, ADSs holders are not be able to call a shareholders’ meeting.

ADSs holders may be subject to limitations on transfer of your ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are exempt from certain corporate governance requirements of Nasdaq. This may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of Nasdaq by virtue of being a “foreign private issuer” as defined in Rule 405 under the Securities Act. As a foreign private issuer, we are permitted to, and plan to, follow the practice of Japan and of the TSE, on which our common stock is listed, in lieu of certain corporate governance requirements of Nasdaq.

This means that we will be exempt from certain of Nasdaq’s corporate governance rules, including those that require:

•                  a majority of our Board of Directors to be comprised of “independent directors” as defined by Nasdaq rules; and

•                  our compensation committee and nominating committee to be comprised solely of “independent directors.”

As a result, we cannot assure you that the compensation of our officers will be determined, or recommended to the Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors. There also can be no assurance that director nominees will be selected, or recommended for the Board of Directors’ selection by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Unless we no longer qualify, or choose to no longer rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to emerging growth companies, our ADSs may be less attractive to investors.

We are a “foreign private issuer” and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of the following conditions to occur: (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. If any of the conditions previously listed occurs, we would cease to be an emerging growth company as of the following March 31.

ITEM 4. INFORMATION ON THE COMPANY

4.A.           HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed in 2003 and commenced our operations under the name Universal Business Incubators Inc. in Japan under the Commercial Code of Japan, then changed our name to UBIC, Inc. in August 2004.  At the time of incorporation, we initially focused on importing and selling computer forensics tools within Japan, including to domestic clients such as the National Police Agency and Japan’s Ministry of Defense. We entered the eDiscovery and electronic data forensic investigations markets in 2005 by leveraging the skills we had developed and refined through the application of our computer forensic tools. In 2007, we listed shares of UBIC, Inc. on the Mothers Marketplace of the Tokyo Stock Exchange, which is the primary market for high-growth and emerging technology companies on the TSE. In that year, we established UBIC North America, Inc. with offices in Silicon Valley. In 2009, we opened our office in Seoul, South Korea and opened an office in Hong Kong. In 2010, we established Payment Card Forensics, Inc., as our subsidiary in Japan, in which we have a 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc., as our subsidiary in Japan, in which we have an 80% ownership interest. In 2011, we opened our office in Reston, Virginia, and also established UBIC Korea, Inc. and UBIC Taiwan, Inc. with offices in Seoul, South Korea and Taipei City, Taiwan, respectively. In 2012, we established UBIC Patent Partners, Inc., as our subsidiary in Japan, in which we have a 100% ownership interest. In 2012, we opened our newest office in New York City.  In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC.”

We apply our capital expenditures chiefly to develop new eDiscovery technologies, to improve the delivery of our services and to expand our global operating capability and capacity to promote further expansion of our business in each market we serve. Our capital expenditures were ¥248.3 million, ¥621.5 million and ¥1,014.6 million in fiscal 2011, 2012 and 2013, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Kounan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (0) 3-5463-6344. Our corporate website is www.ubic.co.jp. Our agent in the U.S. is UBIC North America, Inc., 3 Lagoon Drive, Suite 180, Redwood City, CA 94065, telephone number: (650) 654-7664.

4.B.           BUSINESS OVERVIEW

Overview

We are a leading provider of Asian-language eDiscovery solutions and services. We have extensive eDiscovery and forensic experience and expertise with information documented in Japanese, Korean, Chinese as well as English, and we apply this expertise in connection with litigations, administrative proceedings and investigations. Our clients include leading law firms, corporate legal departments and government agencies. We serve these clients from our offices in Japan, the United States, South Korea, Taiwan and Hong Kong.

We assist clients involved in cross-border litigation, administrative proceedings and internal investigations, including those related to antitrust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. The particular matters in which we are engaged by clients typically involve Asian language information. A particular challenge of eDiscovery involving Asian-language information is the accurate electronic recognition of Japanese, Korean and Chinese characters and the organization of the collected information in a format that can be effectively and efficiently reviewed and identified as relevant to the particular investigation. For example, when most conventional eDiscovery technologies are applied to Asian language content, the result is garbled text or otherwise inaccurate outputs. However, we believe our proprietary Lit i View™ eDiscovery solution accurately handles Asian-language characters, encoding schemes and native file systems. Lit i View also streamlines and consolidates our and our clients’ workflows. Our recently launched Legal Cloud™ hosting solution complements and integrates with Lit i View and helps to address the substantial complexity and cost associated with these international investigations and litigations. Because of the flexible, comprehensive and integrated nature of our solutions, we can address the entire electronic discovery reference model (EDRM) life-cycle in connection with these matters, which we believe enables us to optimize outcomes and provide significant cost savings to our clients.

We have assisted clients in more than 250 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 500 corporate investigations in Japan, South Korea, China and Singapore.

Industry Overview

eDiscovery solutions enable organizations to identify, preserve, collect, process, review, analyze and produce data in order to meet compliance, records management and/or legal discovery requirements. Data is collected from numerous sources that include email, text-based files, images, databases, audio files, web sites, computer applications and other corporate repositories, as well as smartphones, tablets, thumb storage drives and personal computers. The growth of data among businesses has continued to rise at an extraordinary rate. According to an IDC Digital Universe Survey, the total amount of digital information created, captured or replicated worldwide every year is expected to  grow to 2.7 trillion gigabytes in 2012. This is up 48% from 2011 and expected to grow to 7.9 trillion gigabytes in 2015 and 40 trillion gigabytes in 2020. While email remains the primary application driving eDiscovery growth, we believe there is also dramatic growth being driven by content from Microsoft SharePoint, social media services, instant messaging (IM) and SMS text messaging.

eDiscovery is fundamentally different from paper-based evidence discovery primarily because of the much higher volume of electronic information produced and maintained by businesses and other organizations. For example, enterprise information stored in one personal computer is equivalent to an estimated four to six thousand boxes of printed material. Because of the sheer volume of information that must be analyzed in investigations or other legal matters, it is extremely challenging to investigate archives of electronic information manually. Accordingly, in order to achieve success in a lawsuit and avoid sanctions, we believe that attorneys must employ an automated process to analyze this trove of information, identifying and producing only information relevant to the matter. Providing only relevant documents is a very important consideration for organizations, which generally prefer to keep confidential those documents and other materials they are not legally required to produce.

The majority of eDiscovery solutions deployed are in response to a specific investigation or lawsuit; however, there are a growing number of proactive enterprises that are deploying eDiscovery solutions to provide better readiness and ongoing protection against potential legal issues. In addition, some enterprises have begun to show more interest in Cloud-based eDiscovery services. While historically most organizations have tended to prefer to deploy eDiscovery solutions on-site, greater recognition of the benefits of Cloud-based solutions together with diminishing concerns regarding data safety and accessibility have contributed to wider adoption of Cloud-based solutions.

The various stages of the eDiscovery process are referred to as the electronic discovery reference model (EDRM) and are set forth below:

•                  Identification Management—Refers to the storage infrastructure and organization of Electronically Stored Information (ESI) prior to litigation or investigation.

•                  Identification—Uncovering all potential sources of data that may be relevant to a case.

•                  Preservation—The securing of data against spoilage — the inadvertent or intentional deletion or destruction.

•                  Collection—Gathering of data from all of the locations in which it has been stored, in the least disruptive method available. A broad or targeted collection process can be implemented. A broad process includes the collection of more data than needed whereas a targeted collection involves collecting specific data based upon search terms, date ranges and selected file types.

•                  Processing—Homogenizing, filtering and analyzing all of the collected data into a database structure. The goal of this step is to filter and reduce the amount of data that must move forward to a more costly review step. Data minimization strategies such as de-duplication, file type filtering and known system file removal are typically applied during this process. Additional organization methodologies, such as the clustering of documents with similar concepts or similar content, can be applied during this process to facilitate the early analysis of the data by the subject matter experts and ESI consultants. ESI providers strive to add value during this phase of the process through advanced analytics and high capacity indexing. The end result of the indexing and processing step is a database environment set up for the attorney teams to perform their review. Relevant data is tagged and made available for further review or production.

•                  Review—Data is evaluated by attorneys or other legal professionals for relevance, privilege and specific issues. The vendor’s project management team provides workflow support and data organization to assist with an efficient review. Project managers work closely with the attorney team to provide metrics on the status, productivity and accuracy of the review.

•                  Analysis—Data is classified depending on key themes, patterns, topics, and people.

•                  Production—The delivery of data in appropriate forms to the necessary parties.

•                  Presentation—Data is presented before an audience (at deposition, trial, hearing, etc.).

Many eDiscovery solution providers do not offer end-to-end coverage of the EDRM, and instead focus on one or more of identification, preservation, collection, and processing, review and analysis of data. Other eDiscovery solution providers are able to offer end-to-end coverage of the EDRM, either on their own or by utilizing technology partnerships to offer full coverage of all phases of the EDRM.

We believe, based on research analysts’ reports, that total eDiscovery revenue relating to U.S. lawsuits was $3.3 billion in 2009, and will grow to an estimated $5.6 billion in 2013, or a CAGR of approximately 14.6%. The Gartner, Inc. 2012 Magic Quadrant for E-Discovery Software report estimates that the world’s enterprise eDiscovery software market (excluding value added services) was $1.0 billion in 2010, and will grow at a CAGR of approximately 16% through 2015. In addition to these software revenues, Gartner also estimates that by 2013, value added services represented by software-as-a-service (SaaS) and business process utilities will account for 75% of the total eDiscovery revenue derived from the processing, review, analysis and production of electronically stored information (ESI).

Gartner suggests that the eDiscovery is a pressing issue for most companies because (i) ESI in all its many forms dominates in legal proceedings because modern business is mostly conducted using electronic communications and electronic records, (ii) government regulators require this ESI to be archived for proof of compliance, and (iii) governments of all nations also produce and disseminate information primarily through electronic channels. Gartner also suggests that the need to ingest, organize, search and produce ESI quickly for legal purposes has focused eDiscovery providers on creating solutions and services that can cope with the volume and variety of data that companies and their lawyers must quickly identify and sort.

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a company’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that, when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive alternative. In addition, to the extent that, as discussed above, we are able to expand our client base among non-Asian law firms, we believe that they will need our services to review the Asian-language materials we have collected and processed. This will, in our view, expand our revenue base.

The overall market for eDiscovery and forensic services has benefited from a rapid increase in the number of lawsuits filed and investigations commenced in the United States which involve patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues, and our financial performance has also benefited from this trend, but more specifically from lawsuits filed and investigations commenced in the United States against Japanese and other Asian multinational corporations. We have also benefited more recently from engagements for large and midsize international government investigations. While these trends are helpful to evaluating our future business performance, as a result of our small market share and lower brand awareness in the United States, our financial performance is more likely to be driven by increasing lawsuits and investigations involving Asian companies or U.S. companies with Asian operations, and by our efforts to build out our sales and marketing presence and increase our brand awareness and capabilities in the United States.

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our propriety eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). We have seen a decline in our lower-margin manual review business in Asia. In the future, it is our intent to focus on our technology assisted-review solutions where we provide a more direct and differentiated value proposition to our customers. Further, we plan to focus our geographic growth efforts on the U.S. market. To a lesser extent, we also plan to focus on the non-Asian (particularly the U.S.) review business where we see significantly greater opportunity than within Asia.

Our TAR solutions are designed to perform reviews of large volumes of data and are intended to identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that, as our TAR-based solutions demonstrate their value in the market place, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

Challenges in eDiscovery

In April 2006, the United States Supreme Court approved certain amendments to the Federal Rules of Civil Procedure (FRCP) regarding the discovery in litigation of certain Electronically Stored Information (ESI). These amendments have placed a substantial burden on organizations to produce ESI in a very limited time period. Additionally, given the fact that complying with such discovery requests may cost in excess of $1.0 million in a single matter and multinational corporations may be involved in dozens of such lawsuits at any given time, organizations are seeking to contain the escalating costs of such discovery.

In recent years, the amount of data created by companies which may be deemed ESI has increased greatly and is expected to continue to grow. According to an IDC Digital Universe Survey, the total amount of digital information created, captured or replicated worldwide every year is expected to grow to 2.7 trillion gigabytes in 2012. This is up 48% from 2011 and is expected to grow to 7.9 trillion gigabytes in 2015 and 40 trillion gigabytes in 2020. Because the cost of eDiscovery is generally proportional to the volume of data to be collected, processed, reviewed and produced for litigation, costs for this function are rising. The problem is compounded if plaintiffs’ lawyers deliberately request discovery in such a broad a manner so as to impose prohibitive eDiscovery costs, in the hope that many organizations will simply prefer to settle than incur such costs. In addition, there has also been a dramatic increase in overall eDiscovery cost in situations where data needs to be collected overseas, searched, reviewed, produced in a foreign language and translated by bi-lingual attorneys and paralegals.

Because compliance with even the most basic eDiscovery request is expensive, organizations need to identify the appropriate technology and service providers in order to reduce costs and stay within their budget. The overall cost of eDiscovery is directly related to the number of documents to be reviewed for relevance and privilege. The overall cost of eDiscovery can be dramatically reduced if the right technology is used to conduct automated first level review before the more costly human review of such information. The skill and experience to select appropriate keywords while searching electronic documents and usage of a forensic lab capable of processing and sorting a huge amount of electronic data safely are crucial. In addition to managing costs, organizations need to utilize products and solutions that limit the eDiscovery production to disclosure of information that is relevant and responsive to the eDiscovery request, thereby reducing disclosure and leakage of valuable information that is not germane to the lawsuit.

Our Competitive Advantages

We have designed our products and services to provide comprehensive solutions to meet the challenges of managing eDiscovery and electronic data forensic investigations. The principal ways in which our solutions address these challenges include:

•                  Accurate Processing of Asian-language Characters. Our proprietary text mining technology allows us to accurately handle Asian-language (as well as English) characters, encoding schemes and native file systems. Our solutions and services allow us to accurately assess and convert different Asian-language character sets into the traditional Unicode Transformation Format (UTF), and also convert, as necessary, into several other complex encoding schemes which are frequently utilized by Asian companies, thus maintaining the fidelity of the search methodology and preserving the integrity and nuance of the underlying information. Many competitive solutions first translate Asian-language information to English and ASCII format which can result in garbled text and/or lack of accuracy. Processing and analysis is then conducted on this translated information, which, in our experience, often is inaccurate and obscures or eliminates subtleties and nuances that are often critical to the legal assessment and applicability of the information.

•                  Speed, Efficiency and Cost Effectiveness. Our solutions and services enable a process that permits the automated identification of relevant text and documents in Asian languages, including Japanese, Chinese and Korean, thus reducing the number of steps in the review process and thereby providing significant savings in time and cost of document review; because our solutions more accurately identify Asian characters and documents responsive to the search, we reduce the number of documents that need to be manually handled and reviewed by persons, and we are less likely to fail to identify an important document. These benefits are further amplified by the comprehensive and integrated nature of our solutions.

•                  Technology Assisted Review. Technology assisted review (TAR) is the use of software tools, increasingly comprised of artificial intelligence-based predictive coding, to perform mechanical document review. TAR reduces the amount of manual review of data produced in the collection process, which is traditionally the most expensive phase of the eDiscovery process. We believe that our TAR is very effective in Asian-language document review and our product development efforts incorporate all of our experience and know-how with TAR into our main platform, Lit i View. Our TAR applies our proprietary algorithms that progressively predict and refine the automated work flow involved in TAR by accurately increasing the review weight of relevant documents. These proprietary algorithms are designed to bring our “recall rate” (the accuracy rate of identifying information relevant to a particular TAR) to 90% or better, which results in noticeable improvements in the efficiency of our review work as a whole, and significant savings in time and expense for our clients.

•                  Seamless Interaction with Numerous Software Applications. Since our inception in 2003, our solutions and services have been continuously expanded, tested, improved and refined as a result of our extensive experience and technical knowledge and skills accumulated in analyzing electronic data of Asian companies. The design of our solutions enables us to work seamlessly with more than 20 software applications, including Microsoft Outlook and several unique email applications to produce documents without garbled text and also capture responsive documents that could be missed by many of our competitors. This is particularly important to existing and prospective Asian clients given the larger range of email and office software programs and protocols in general use in Asia than in the United States.

•                  Multiple Convenient Data Processing Sites. We believe we are the only eDiscovery provider with a data processing center in each of Japan, South Korea and Taiwan. Thus, we can conduct the entire process of eDiscovery in Asia and avoid sending non-responsive electronic data to law firms or other parties in the United States, thereby potentially making such confidential and proprietary data subject to the jurisdiction of U.S. courts. Additionally, we believe the proximity of our data processing sites to many of our clients enables us to secure and process information more quickly than our competitors.

•                  Flexible and Scalable Cloud Hosting Service. While we have been able to host data in a traditional Cloud environment, we have recently introduced our Legal Cloud solution that features a flexible and scalable Cloud data hosting capability, and employs a secure, Internet-enabled storage solution that enables authorized users across the globe to access data and collaborate in connection with an investigation or litigation. Our Cloud hosting technology helps to address the problem of rising complexity and cost from the growth and dispersion of electronic data volumes and the extended duration of many investigations and litigations. Our Cloud hosting service coupled with our experience in handling large volumes of data enables us to deliver our eDiscovery solutions in a flexible and cost-efficient manner.

•                  Expanded Electronic Data Forensic Investigations. We have adapted the technology that we developed in the area of electronic data forensic investigations, including the provision of solutions and services to government, police and military agencies, to create powerful eDiscovery solutions and services; in turn, the expertise we have developed in our eDiscovery business, such as how to construct electronic searches that yield the most accurate and complete results, have enabled us to further develop our consulting and audit services and to improve our electronic data forensic investigations, tools and training.

Business Strategy

Our objective is to enhance our position as a leading provider of eDiscovery and electronic data forensics solutions and services in Asia, as well as significantly increase our provision of these solutions and services in the United States, which we believe is the world’s largest and most advanced market for these services. Key elements of our strategy include:

Expand our presence and direct sales in the United States

Our most important corporate priority is to continue to expand our business in the United States. We plan to continue to increase our sales, marketing and business development efforts in the United States in order to enhance awareness of our litigation and eDiscovery solutions, not only for our current target market of Asian companies operating in the United States, but also for U.S. companies with Asian subsidiaries and operations. To the extent these sales and marketing efforts are successful, we believe they may have a positive impact on our manual review-related revenues.

In 2007, we opened our first office in the United States in Silicon Valley. In 2011 and 2012, respectively, we opened offices in Reston, Virginia to serve the Washington DC area, and New York City, which we view as two of the most important legal markets in the United States. In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC.”  From our United States offices, our most senior executives and sales personnel, including our Executive Vice-President, Chief Operating Officer and Director, Naritomo Ikeue, are executing on this important corporate priority of expanding our United States business.

Broaden and develop strategic relationships

We plan to continue to expand our existing relationships and develop new relationships with United States and international law firms, litigation consultants and other providers of eDiscovery and electronic data forensics solutions and services that would benefit from our leading technology solutions for Asian-language eDiscovery. We believe that these types of strategic relationships will allow us to expand our reach with global enterprises, especially those based in the United States, and improve our insight into emerging industry trends. We plan to materially increase our marketing efforts with and to these prospective strategic partners.

Extend our technology leadership and solution management services

While we believe that Lit i View is the leading solution for Asian-language eDiscovery, we plan to continue to enhance our solution. Traditionally, eDiscovery has been problematic and expensive because labor-intensive manual review of the large volume of materials gathered by electronic means has proven to be costly. Nevertheless, providers of eDiscovery solutions, including ourselves, had to rely on human labor, as there was no alternative. Our TAR technology combines the concepts and techniques of predictive coding with unique algorithms to provide an eDiscovery solution that significantly reduces review-cycle time and cost without sacrificing accurate results. With our TAR technology, we believe we are in a leading position regarding the use of technology in providing the right solutions for the eDiscovery market’s needs. We plan to enhance our existing solutions and introduce and improve our solutions and services to address emerging trends and regulatory requirements, and target new market opportunities. We have made and will continue to make investments in technology to introduce new versions of our solutions that incorporate innovative features, improved functionality and address unique business requirements. We also plan to continue to create, refine and deliver innovative service offerings that provide faster deployment of our solutions and services, and more accurate and complete results, and thus add more value to our clients. We believe our Lit i View and Legal Cloud solutions are examples of our technology innovation.

Expand to new geographies

Given the success of our expansion beyond Japan to the United States, Hong Kong, South Korea and Taiwan, we plan to expand our sales and marketing efforts to other geographies, including the European Union and China. Global business expansion has increased the incidence of investigations and lawsuits related to such matters as antitrust, intellectual property infringement and other data intensive matters. We believe that, while most countries do not have the same eDiscovery mandates as the United States, enterprises in the European Union, China and other geographies operate in a way that can expose them to the reach of United States’ lawsuits and the scrutiny of antitrust authorities of the United States and the European Union. In particular, the competition and antitrust departments of the European Union have become increasingly active and are demanding access to a broader range of documents as part of their investigations.

Pursue strategic acquisitions

We may pursue acquisitions that we believe will provide solutions and/or technologies that are complementary to our current offerings or accelerate our international expansion. We continually seek to enhance and expand the functionality of our solutions and in the future we may pursue acquisitions that will enable us to offer more comprehensive functionality to clients. We currently have no plans, proposals or arrangements with respect to any acquisition.

Our Solutions and Services

Our eDiscovery and electronic data forensics solutions and services help our clients employ a series of scientific investigation methods that conduct evidence preservation and investigation analysis for incident response or litigation, as well as research to detect falsification and damage of electronic data. Our solutions and services also retroactively identify acts which result in unauthorized use of computer or network resources, service obstruction, and unintentional disclosure of information.

eDiscovery Business

Our eDiscovery solutions and services enable the preservation, processing, review and production of Electronically Stored Information (ESI). Our solutions (i) copy electronic data from personal computers and servers, (ii) search and identify relevant documents and evidence, (iii) permit the inspection of evidence and on-line hosting for review and translation, and (iv) produce the final disclosure of evidence in the court-requested format.

In civil lawsuits, the plaintiff and the defendant disclose evidence before commencement of the trial. Pursuant to the Federal Rules of Civil Procedure (FRCP)) in the United States, disclosure of electronic evidence in electronic format through “eDiscovery” has been mandated, and more than 90% of enterprise information is typically stored in electronic format. Our eDiscovery support service helps to ensure secure and effective information disclosure.

Our online review system makes it possible for corporate and outside counsel to more efficiently review electronic evidence. Our eDiscovery system is designed to ensure that only necessary information is disclosed through a disclosure approval process undertaken by assigned lawyers. The inherent risk of information leakage in an eDiscovery process is a concern for enterprises. Using our solution, only those files identified as containing evidence are hosted to our inspection servers, and the remainder of the information is stored in our local secure data centers in Tokyo, Seoul, Taipei City, Silicon Valley and New York to ensure the safety and confidentiality of critical data.

We believe that we are the only eDiscovery provider with a data processing center in each of Japan, South Korea and Taiwan, and thus we can conduct the entire process of eDiscovery in Asia. This allows us to avoid sending non-responsive electronic data to law firms or other parties in the United States and potentially making such confidential and proprietary data subject to the jurisdiction of the courts.

Though typically more than 90% of enterprise data is available in electronic formats, the volume of paper documents may also be significant. We perform paper based evidence discovery by scanning and subsequently digitizing the documents, utilizing Optical Character Recognition (OCR) techniques. We utilize methods to avoid loss of potentially responsive evidence. Once available in digital formats, the techniques followed for analysis of these documents follows identical methods employed for digital documents.

Lit i View™ Solution

Our proprietary, advanced technology platform, Lit i View, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. Developed entirely in-house at UBIC, Lit i View incorporates processing and filtering software specifically for Asian encoding schemes and language sets as well as for information stored in English. Lit i View allows the enterprise or its legal advisors to work efficiently and effectively by handling Chinese, Japanese, Korean and English information conveniently at a remote location or on-site in the enterprise offices.

Lit i View more accurately identifies Asian characters and documents responsive to the eDiscovery search than competing products, and thus we reduce the number of documents that need to be handled and reviewed by persons, and we are less likely to fail to identify an important document. Lit i View works seamlessly with more than 20 software applications, including Microsoft Outlook and several unique email applications, and thus we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors.

Lit i View incorporates new artificial intelligence (AI) language capabilities such as “concept search,” which searches not only words, but also general concepts, similar meanings and relevant categorizations. Searches conducted in Asian languages are more difficult because Asian languages typically contain no spaces between words. In addition, because there are numerous ways to express different words and their combinations, keyword searches are usually insufficient to find all relevant documents. Lit i View’s use of concept searches can be very useful because we can take a case-by-case approach to determine what will be the most effective search tools.

Lit i View also permits the extracted data to be reviewed simultaneously by UBIC’s reviewers, UBIC’s clients, and the clients’ law firm or legal team. We believe this facilitates faster and more accurate analysis of the produced data.

Legal Cloud™ Solution

We recently launched our customizable Legal Cloud solution to address the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. Because large enterprises are generating electronic data at a rapid rate, there are a growing number of proactive enterprises that are seeking to deploy data hosting solutions to provide better readiness and ongoing protection against potential eDiscovery issues. Some enterprises have begun to show increasing interest in Cloud-based data hosting. While historically most organizations have tended to prefer to host data on-site in local servers, concerns regarding data preservation, confidentiality and accessibility of Cloud-based services have begun to diminish. In addition to moving data into the Cloud in connection with a specific investigation or lawsuit, enterprises are choosing to host data in a medium that allows for rapid preservation, collection, processing and review.

We believe that the competing Cloud hosting services available are not experienced and capable of hosting the large volume of data produced by litigation. We also believe that because competing Cloud hosting services typically handle a more limited amount of data, their cost structure is not conducive to handling the large volume of data produced by litigation. Because we are experienced in handling large volumes of data in connection with our eDiscovery solutions, we are both equipped and experienced in dealing with these materials and are able to host litigation data in a cost-efficient manner. Our Legal Cloud solution allows us to maintain client data during and after a particular litigation or investigation, and to maintain the data and documents in a relational database of our clients’ data and documents, along with all of the tagging and coding that was completed in connection with such project. We believe that the analysis and indexing we conduct in order to build a relational database provides a superior and distinct data hosting solution for our clients by allowing them to more rapidly access relevant data and documents for future litigations, investigations and other corporate needs. We have not generated material revenues from our Legal Cloud solution since its introduction, but we expect this solution to provide a complementary and recurring revenue source.

Legal / Compliance Professional Services

Forensic Investigations

Our electronic data forensic investigation solutions and services enable the preservation, analysis, processing and production of ESI in connection with fraud and corporate information leakage. We work with a large number of enterprises and their law firms to investigate corporate violations, such as leakage of sensitive information or illegal trading, handle them in a timely manner and in accordance with relevant laws, and provide objective analysis to the stakeholders. We also perform due diligence investigations in connection with corporate mergers and acquisitions as well as new business investments that require accurate assessment of the target company or market.

In most instances of evidence gathering and analysis, solutions emerge by making proper inferences from detailed information. Often such information may not be clearly visible or even readily identifiable or available within the enterprise. Meticulously sifting through digital data by employing computer forensics enhances an enterprise’s ability to infer intelligently and make evidence gathering more efficient.

Consulting and Corporate Risk Audit

Enterprises today consider compliance and corporate social responsibility measures as important steps in building accountability, implementing crisis management systems, and improving risk mitigation processes. Based on extensive litigation support experience, we help clients create document management procedures, conduct corporate risk audits, and comply with legal requirements to provide information to relevant stakeholders.

Storage of enterprise information in electronic format raises the risk of corporate fraud and information leakage. Putting preventive processes in place is therefore an important corporate objective. Unlike measures such as forensic analysis, which are performed after a fraud has been detected, corporate risk audit is a defensive strategy against fraud before it happens. We institute regular corporate risk audit mechanisms for identifying and monitoring the flow of confidential enterprise information out of the company by departing employees.

Forensic Tools

Besides computer forensic investigation for our clients, we also sell the necessary hardware and software. We offer forensic tools to deal with our clients’ computer forensic related needs, such as acquisition of proof, data analysis, establishment or the provision of a forensic laboratory. Additionally, we also sell imported litigation infrastructure from international vendors.

Forensic Training

Successful computer forensics entails practical knowledge and relevant skills. For clients conducting the process themselves, training is essential. We make available continuous training for conducting computer forensics. We provide training to employees of law enforcement and military agencies, employees of public enterprises, and other investigation experts that take part in various investigations in the United States and Europe, and are leaders in the field of computer forensics. Our investigation specialists, whose acquired capability meets international standards, offer world class training to such investigators in Japan to help them achieve their goals.

Clients

We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States and Asia. Since our inception, more than 150 clients have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our clients that represented more than 10% of our total revenue during one or more of the last three fiscal years include Sanyo Electric Co., Ltd., Asahi Kasei Pharma Corp., Panasonic Corporation, Aisin Seiki Co., Ltd., Yazaki Corporation,  Samsung Electronics Co., Ltd. and TMI Associates. Because we are retained by these clients for specific projects as they arise, we expect that we will have different major clients from year to year. In the future, the expansion of our Legal Cloud solution may provide an opportunity to develop ongoing and more stable client relationships.

Sales and Marketing

Our sales executives market our solutions and services directly to prospective clients and referral law firms through on-site sales calls and longstanding relationships. We focus on attracting and retaining clients by providing superior integrated technology solutions and exceptional client service. Our client support specialists are responsible for providing ongoing support services for existing clients.

Our marketing efforts and lead generation activities consist primarily of client referrals, telemarketing, trade shows, industry events and press releases. Additionally, we maintain a website that clients and potential clients may access to obtain additional information related to solutions we offer. We believe that our hosting of educational seminars with respect to eDiscovery topics for legal professionals has been very beneficial to our brand awareness and sales and marketing efforts generally.

Sales by Market and Segment

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) clients, by UBIC North America, Inc. (UNA), a U.S.- based wholly-owned subsidiary of UBIC for clients represented by U.S.-based attorneys who contracted UNA, and by other foreign subsidiaries for foreign clients other than those who contracted UNA. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

During the year ended March 31, 2012, we established subsidiaries in countries other than Japan and the U.S. Management reevaluated the structure of our business and devised a new reportable segment structure. All periods presented have been revised to report segment results under the new reportable segment structure.

Revenue is recognized by each segment for which the segment has a direct contractual relationship with our client. Most of our clients are either corporate clients in Asia, or U.S.-based law firms representing corporate clients in Asia. If our service is contracted between a law firm in the U.S. and UBIC North America, revenue is recorded by the U.S. segment, although the end corporate client may be located in Asia.

For information related to our total revenues by geographic market for each of the last three financial years, see “Item 5.A—Operating Results—Results of Operations—Operating Segments.”

Seasonality

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally formatted information. In the absence of such a demand, a company’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time- and subject-specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

Research and Development

Our ability to compete in the eDiscovery and digital forensics solutions and services markets depends in part on our continuous commitment to research and development and our ability to timely introduce new solutions, technologies, features and functionality. Our research and development personnel are responsible for the design, development, testing and certification of our software solutions. Our research and development efforts are focused on developing new solutions and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. A primary goal of our research and development is to anticipate client demands and bring new solutions and new versions of existing solutions to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

Intellectual Property

The proprietary nature of, and protection for, our solutions, solution candidates, processes and know-how are important to our business. To protect our intellectual property, both in Japan and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our solution candidates and technology in the Japan and abroad. We have five issued patents in Japan and eight patent applications pending in Japan, and three patent applications in process in the United States, relating generally to our forensics systems, forensics method and forensics program. We also have six registered trademarks in Japan, including UBIC™,  ™, Payment Card Forensics™, Lit i View™, Asian eDiscovery™ and Legal Cloud™. We have registered Lit i View, and are also seeking to register UBIC™, in the United States.

Competition

The eDiscovery and digital forensics solutions and services markets in the United States and Asia are intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent solution introductions, changes in client demands and evolving industry standards. Competitors vary in size, scope and breadth of solutions and services offered. Competitors include FTI Consulting, Inc., Altegrity Inc. (Kroll Ontrack), First Advantage, KPMG, Deloitte, Catalyst Repository Systems, Epiq Systems, Inc., Capital Novus, Symantec Corporation (Clearwell Systems), Nuix, kCura (Relativity), Hewlett-Packard (Stratify), Access Data Group and Guidance Software (EnCase eDiscovery). Many of our primary competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and broader solution offerings. These competitors can devote greater resources to the development, promotion, sale and support of their solutions than we can.

In addition to the competitors mentioned above, certain law firms, accounting firms, management consultant firms, turnaround specialists, and crisis management firms offer solutions and services that compete with our solutions and services.

We believe the principal competitive factors in the eDiscovery and electronic data forensics solutions and services markets include:

•                  performance, scalability, functionality, flexibility and reliability of the solution offerings;

•                  ease of integration with existing applications and infrastructure;

•                  price and the cost efficiency of deployment and ongoing support;

•                  quality of professional services, as well as client support and maintenance; and

•                  name recognition and reputation.

Although many of our competitors have greater resources and greater name recognition, we believe we compete favorably on the basis of the other competitive factors listed above. We believe our solutions and services enable a process that permits the automated identification of relevant text in Asian languages, thus improving accuracy, reducing the number of steps in the review process and generating significant savings in time and cost of document review. Specifically, we believe that our predictive coding solution based on our proprietary text mining technology allows us to accurately handle English- and Asian-language characters, encoding schemes and native file systems, and provides us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader solution offerings.

Government Regulation

Our industry and our solutions and services are not directly regulated by any governmental authorities. However, our clients must comply with certain governmental and judicial requirements. Class action and mass tort cases, as well as eDiscovery requirements related to litigation, are subject to various federal and state laws, as well as rules of evidence and rules of procedure established by the courts.

For example, in April 2006, the United States Supreme Court approved certain amendments to the Federal Rules of Civil Procedure regarding the discovery in litigation of certain electronically stored information. These amendments became effective on December 1, 2006. Among other things, these amendments (i) require early attention by parties in litigation to meet and confer regarding discovery issues and to develop a discovery plan that identifies and addresses the parties’ electronically stored information, (ii) expand the reach of federal court subpoenas to include electronically stored information, (iii) allow for parties to object to production of electronically stored information that is not reasonably accessible due to the undue burden or cost associated with such retrieval, and (iv) provide a “safe harbor” to parties unable to provide electronically stored information lost or destroyed as a result of the routine, good-faith operation of an electronic information system.

While these federal rules do not apply in state court proceedings, the civil procedure rules of many states have been closely modeled on these provisions. We anticipate the federal and state court discovery rules relating to electronic documents and information will continue to evolve and affect the way we develop and implement technology and service solutions to those changing discovery rules.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

4.C.           ORGANIZATIONAL STRUCTURE

As of June 30, 2013, UBIC has three Japanese subsidiaries and three overseas subsidiaries.  The following table sets forth for each of our consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

Name of Consolidated Subsidiary	Jurisdiction of Incorporation	Proportion of ownership and voting interest	Principal Activities
Payment Card Forensics, Inc.	Japan	60%	Credit card forensic investigation business
UBIC Risk Consulting, Inc.	Japan	80%	Forensic investigation business
UBIC Patent Partners, Inc.	Japan	100%	Patent management related business
UBIC North America, Inc.	U.S.	100%	eDiscovery product marketing and sales
UBIC Korea, Inc.	South Korea	100%	eDiscovery product marketing and sales
UBIC Taiwan, Inc.	Taiwan	100%	eDiscovery product marketing and sales

The UBIC group consists of UBIC, Inc. and six consolidated subsidiaries. The group companies are engaged in legal technology-related business activities as shown in the following chart.

4.D.           PROPERTY, PLANTS AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2012 and March 31, 2013 consisted of the following:

	As of March 31
	2012	2013	2013
	(thousands of yen)		(thousands of U.S. dollars)
Leasehold improvements	¥109,141	¥112,296	$1,194
Computers	336,338	873,716	9,290
Furniture and fixtures	95,476	99,520	1,058
Assets under capital lease, principally office equipment	5,153	19,706	209
Capitalized computer software costs	807,370	1,319,791	14,033
Total	1,353,478	2,425,029	25,784
Less accumulated depreciation and amortization	(494,968)	(802,764)	(8,535)
Property and equipment and capitalized computer software - net	¥858,510	¥1,622,265	$17,249

Our fixed assets consist mainly of (i) internally developed software used to offer services in legal technology market, (ii) leasehold improvements at leased facilities in Japan and overseas locations and (iii) computer equipment, such as routers, servers and other network equipment. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as office premises and data centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 14,412 square feet of commercial space under a lease that expires in 2014. We use this space for our principal sales, research and development, client service and administrative purposes.

In connection with our global sales and marketing efforts, we lease office space typically on a short-term renewable basis in the United States in New York, New York; Redwood City (Silicon Valley), California; and Reston, Virginia; and internationally in Seoul, South Korea; Taipei, Taiwan; and Hong Kong.

We believe that our facilities are generally suitable to meet our needs for the foreseeable future and could be replaced with difficulty at similar cost; however, we will continue to seek additional space as needed to satisfy our growth.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.           OPERATING RESULTS

You should read the following discussion of our financial condition and results of operations together with Item 3.A., Selected Financial Data of the annual report on Form 20-F and our consolidated financial statements and the notes to those financial statements beginning on page F-1 of this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D., Risk Factors of this annual report on Form 20-F.

Introduction

In the year ended March 31, 2013, the global economy continued to experience instability caused by an uncertain outlook resulting from events such as additional financial rescue packages for Greece and other countries, and concerns over the United States “fiscal cliff” and federal tax policies.  During the fourth quarter of our fiscal year, we started seeing signs of economic recovery and stability. Although general economic conditions do not directly impact our business, an improving global economy often leads to an increase in litigation and increased levels of investigation activities by governments, especially in the United States.

With Japanese and other Asian international corporations becoming increasingly involved in litigation concerning antitrust, patent, intellectual property, product safety, price cartelization, corporate fraud and other matters, and with the expansion of multinational corporations’ operations in Asia, the demand for eDiscovery services capable of dealing with electronic information in Asian languages has grown. eDiscovery has also become a significant part of litigation in Canada, Europe and other Asian countries, in addition to the United States. Our business in preventive legal strategies and eDiscovery support services are expanding in an enhanced regulatory environment.

Significant increases in the volume of electronic data subject to discovery are also expanding the demand for our eDiscovery solutions. The eDiscovery market has been expanding at an average annual rate of 15.3% and is expected to become a one-trillion yen market by 2017 and thereafter (Transparency Market Research).

Overview

We generate the great majority of our revenue from the sale of eDiscovery support services and a small minority of our revenue from computer forensic investigation services, the sale of forensic tools and training, and a variety of other legal support services such as compliance support, or “Legal and Compliance Services (LCPS)”.  While we derive a significant portion of our revenue from a small number of substantial clients, the specific clients change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments.

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally formatted information. In the absence of such a demand, a company’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that, when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive alternative. In addition, to the extent that we are able to expand our client base among non-Asian law firms, we believe that they will need our services to review the Asian language materials we have collected and processed. This will, in our view, expand our revenue base.

The overall market for eDiscovery and forensic services has benefited from a rapid increase in the number of lawsuits filed and investigations commenced in the United States which involve patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues, and our financial performance has also benefited from this trend, but more specifically from lawsuits filed and investigations commenced in the United States against Japanese and other Asian multinational corporations. We have also benefited more recently from engagements for large and midsize international government investigations. While these trends are helpful to evaluating our future business performance, as a result of our small market share and lower brand awareness in the United States, our financial performance is more likely to be driven by increasing lawsuits and investigations involving Asian companies or U.S. companies with Asian operations, and by our efforts to build out our sales and marketing presence and increase our brand awareness and capabilities in the United States.

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our propriety eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). In the future, it is our intent to focus on our TAR solutions where we provide a more direct and differentiated value proposition to our customers. Our TAR solutions are designed to perform reviews of large volumes of data and is intended to identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that, as our TAR based solutions demonstrate their value in the market place, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

Currently, our advantages in the eDiscovery market reside in the technical competencies for dealing with Asian languages and the strong local support capabilities within Asia. As such, our customers consist mainly of Asian enterprises, including Japanese, South Korean and Taiwanese companies. In some cases, we are disadvantaged in the vendor selection process because the discovery vendor selection by Asian enterprises is under significant influence of U.S. law firms, despite our distinct competitive advantages based on quality, cost and data security. To break through this vendor selection barrier, we have  implemented various countermeasures under the slogan of “win in the U.S. in order to win in Asia”.

Our countermeasure activities include the enhancement of sales and marketing personnel in the U.S., joint marketing with U.S. law firms, increasing our brand awareness in the U.S. market through our inclusion in Gartner’s Magic Quadrant for eDiscovery vendors, and other public relations activities. We have seen examples of the positive impact of these activities, including a recent listing as a major eDiscovery vendor by an investment analyst. In addition, the enhancement of local joint marketing and technical support capabilities in Korea and Taiwan contributed to recently obtaining a large-scale project from a South Korean enterprise.

The various components of the eDiscovery process and business, including evidence identification and retention, data collection and processing, analysis and hosting, have resulted in steady increases in sales and revenue.  The one aspect of the eDiscovery process that has recently significantly decreased is the manual review of documents and data.  While historically the review of gathered documents and data was performed manually, significant increases in the volume of information maintained by enterprises has made the manual review procedures difficult, inefficient and costly.  Recent cutting-edge technology called predictive coding has been developed that makes automated decisions based on human behavior study performed by artificial intelligence. As the overall industry transforms from manual review processes to technology-assisted review through the use of predictive coding and other technology, many eDiscovery vendors have been downsizing or eliminating their manual review services.  We believe that we have successfully developed industry-leading predictive coding technology and have begun to implement it for practical use.

Currency Fluctuations

We are affected to some extent by fluctuations in foreign currency exchange rates, particularly in the value of the Japanese yen against the U.S. dollar. Our consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which subsidiaries of the Company prepare their financial statements against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among the geographic markets in the U.S, South Korea and Taiwan, the translation effect is a reporting consideration and does not affect our underlying results of operations.

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets.  A portion of our receivables is  denominated in the U.S. dollar, as such, the effects of foreign currency exchange rate fluctuations against the Japanese yen can be significant.

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on our operating income and net income. Likewise the strengthening of the Japanese yen against the U.S. dollar has the opposite effect. In the fiscal year ended March 31, 2011, the Japanese yen started from the low ¥90s to the U.S. dollar and strengthened to the high ¥80s to the U.S. dollar and appreciated to the low ¥80s to the U.S. dollar during the second half of the fiscal year. In the fiscal year ended March 31, 2012, the Japanese yen continued to appreciate from the low ¥80s to the U.S. dollar to the high ¥70s to the U.S. dollar after the second quarter. However, by the end of March 31, 2012, the Japanese yen had returned to the low ¥80s to the U.S. dollar. At the start of the fiscal year ended March 31, 2013, the yen continued to appreciate against the U.S. dollar, starting from the low ¥80s to the high ¥70s to the U.S.  dollar in the second quarter. However, in the third quarter, the Japanese yen started to depreciate and returned to the low ¥90s to the U.S. dollar by the end of the fiscal year ended March 31, 2013.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥2,686.1 million, ¥5,136.2 million and ¥4,712.1 million, in the years ended March 31, 2011, 2012 and 2013, respectively.

Consolidated Statements of	For the year ended March 31
Operations Data	2011		2012		2013		2013
	(thousands of yen, except percentages)						(thousands of dollars except per share data)
Revenue	¥2,635,430	98.1%	¥5,095,939	99.2%	¥4,678,757	99.3%	$49,747
Revenue from a related party	40,764	1.5	27,862	0.6	20,936	0.4	223
Operating revenue from reimbursed direct costs	9,899	0.4	12,427	0.2	12,407	0.3	132
Total Revenue	2,686,093	100.0	5,136,228	100.0	4,712,100	100.0	50,102
Cost of revenue	966,352	36.0	1,600,425	31.2	1,845,236	39.2	19,620
Reimbursed direct costs	9,899	0.4	12,427	0.2	12,407	0.3	132
Selling, general and administrative expenses	669,742	24.9	1,153,438	22.5	1,949,023	41.4	20,723
Total operating expense	1,645,993	61.3	2,766,290	53.9	3,806,666	80.9	40,475
Operating income	1,040,100	38.7	2,369,938	46.1	905,434	19.2	9,627
Interest income	3,410	0.1	2,052	*	1,326	*	14
Interest expense	(14,262)	(0.5)	(13,360)	(0.3)	(23,474)	(0.5)	(250)
Foreign currency exchange gains (losses)	(39,942)	(1.5)	10,294	0.2	165,664	3.5	1,761
Dividend income	—		4,500	0.1	4,500	0.1	48
Other—net	1,296	*	655	*	(3,055)	(0.1)	(32)
Income before income taxes	990,602	36.9	2,374,079	46.2	1,050,395	22.2	11,168
Income taxes	202,827	7.6	1,003,441	19.5	449,884	9.5	4,783
Net income	787,775	29.3	1,370,638	26.7	600,511	12.7	6,385
Less: Net income (loss) attributable to noncontrolling interests	(933)	*	2,951	0.1	4,490	0.1	48
Net income attributable to UBIC, Inc. shareholders	¥788,708	29.4%	¥1,367,687	26.6%	¥596,021	12.6%	$6,337

*  Less than 0.1%

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Total revenue

Total revenue for the year ended March 31, 2013, declined by ¥424.1 million, or 8.3% to ¥4,712.1 million compared with the year ended March 31, 2012 of ¥5,136.2 million. The revenue decline was due essentially to a decrease in revenue from the manual review services of our eDiscovery business, partly offset by an increase in other services of our eDiscovery business, including data collection, process/analysis, production, data hosting, and forensic services. Revenue from other services of our eDiscovery business increased ¥ 795.3 million, or  30.2%, to ¥3,427.7 million in the twelve months ended March 31, 2013 from ¥2,632.4 million in the comparable period in the previous year, while revenue from our manual review services  declined by ¥1,306.5 million, or 57.3%, to ¥971.7 million in the year ended March 31, 2013 from ¥2,278.2 million in the previous year. We believe that the cause of this decrease in revenue from manual review services was the determination by (1) certain of our Asian law firm clients to perform manual review (and to bring related revenue) “in-house,” while continuing to utilize our eDiscovery review services and (2) a general industry trend of document review shifting toward TAR and away from manual document review which is a very labor intensive exercise, and thus time consuming and costly.

Cost of revenue

Cost of revenue for the year ended March 31, 2013 increased by ¥244.8 million, or 15.3%, to ¥1,845.2 million from ¥1,600.4 million for the year ended March 31, 2012. The increase was primarily attributable to increases in depreciation and amortization expenses of data centers and capitalized software, process engineers’ salaries and their training, and infrastructure costs, especially in the area of eDiscovery to support further growth. The increased cost was partially offset by decreased spending on manual review business.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2013 by ¥795.6 million, or 69.0%, to ¥1,949.0 million from ¥1,153.4 million for the year ended March 31, 2012. This increase was primarily attributable to our continuing investment in (1) increasing sales and marketing efforts to enhance our capability in the U.S., Japan and South Korea, (2) enhancing our technical capability, and (3) improving our administrative capability and internal control systems in preparation for our initial public offering and Nasdaq listing of ADSs in the United States. These investments were made in order to prepare for the “next level” based on our growth strategy.

Operating income

Operating income decreased by 61.8% to ¥905.4 million for the year ended March 31, 2013, from ¥2,369.9 million for the year ended March 31, 2012, due mainly to the decrease in our total revenue, combined with a significant increase in depreciation and amortization expenses due to an increase in our capitalized technology investment and in selling, general and administrative expenses, as we aggressively invested to build our core infrastructure and manpower to support future growth.

Other - net

•             Interest income for the year ended March 31, 2013 decreased by 38.1% to ¥1.3 million, from ¥2.1 million for the year ended March 31, 2012, due primarily to a decrease in cash and cash equivalent balances during the year.

•             Interest expense for the year ended March 31, 2013 increased by 75.4% to ¥23.5 million, from ¥13.4 million for the year ended March 31, 2012, due primarily to an increase in long-term debts.

•             Foreign currency exchange gains increased significantly to ¥165.7 million for the year ended March 31, 2013 compared with the prior year of ¥10.3 million, primarily due to the appreciation of the U.S. dollar against Japanese yen.

•             Dividend income for the year ended March 31, 2013 was ¥4.5 million, the same as the prior year.

Income taxes

Income taxes decreased significantly to ¥449.9 million for the year ended March, 2013, from ¥1,003.4 million for the year ended March, 2012, due primarily to a decrease in income before income taxes of 55.8%, from ¥2,374.1 million for the year ended March 31, 2012 to ¥1,050.4 million for the year ended March 31, 2013. Effective tax rates for the year ended March 31, 2012 and 2013 were 42.3% and 42.8%, respectively.

Net income attributable to UBIC, Inc. shareholders

Net income attributable to UBIC, Inc. shareholders for the year ended March 31, 2013 decreased to ¥596.0 million from the prior year of ¥1,367.7 million, due to (1) a decrease in revenue by ¥424.1million, or 8.3%, and (2) an increase in the cost of revenue and selling, general and administrative expenses of ¥244.8 million, or 15.3%, and ¥795.6 million or 69.0%, respectively, compared to the previous year.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Total revenue

Total revenue for the year ended March 31, 2012 increased by ¥2,450.1 million, or 91.2%, to ¥5,136.2 million from ¥2,686.1 million for the year ended March 31, 2011. Revenue in the year ended March 31, 2012 reflected the receipt of large and midsize orders associated with continuing growth in the number of international government investigations begun in the previous year and the expanding scope of these investigations. This significant increase in revenue in the year ended March 31, 2012 was the second consecutive year in which we nearly doubled our revenue, primarily due to our successful entry into and expansion of our eDiscovery business. It should also be noted that the significant increase of our eDiscovery business during this period was driven by our newly developed “Lit i View” software solution, our core platform to process eDiscovery data and documents.  During this same period, we also achieved significant increases in our profitability.

Cost of revenue

Cost of revenue for the year ended March 31, 2012 increased by ¥634.0 million, or 65.6%, to ¥1,600.4 million from ¥966.4 million for the year ended March 31, 2011. This increase was primarily attributable to the growth in our operations, especially in the area of eDiscovery, reflected in the rapid growth of our revenue in the year ended March 31, 2012 compared with the year ended March 31, 2011.

Selling, general and administrative expenses

For the year ended March 31, 2012, selling, general and administrative expenses increased by ¥483.7 million, or 72.2%, to ¥1,153.4 million from ¥669.7 million for the year ended March 31, 2011.  The increase in general and administrative expenses in the year ended March 31, 2012 was primarily attributable to an increase in payroll and compensation costs, professional fees, recruiting and training expense, supplies expense, communication expense, staffing fee, and overseas travel expenses. These broad base increases in our general administrative expenses were driven by our strategy to build and enhance the basic capability to support our growing business. The increase in sales and marketing expenses from the year ended March 31, 2011 to the year ended March 31, 2012 was primarily due to business development activities of two new regions, South Korea and Taiwan, as well as the increased business development activities in Japan and United States. In addition to the United States headquarters in Redwood City, CA, we established two other branch locations for the United States in Washington, DC and New York, NY, in the year ended March 31, 2012. Strategic marketing activities in the year ended March 31, 2012 also included professional seminars held in U.S. branch locations to increase our brand recognition and demonstrate our eDiscovery and forensic investigation capabilities.

Operating income

Operating income for the year ended March 31, 2012 increased by ¥1,329.8 million, or 127.9%, to ¥2,369.9 million from ¥1,040.1 million in the prior year. Operating income as percentage of total revenue also increased 46.1% from the prior year of 38.7%, which was attributable to the increase in eDiscovery revenue described above.

Other - net

•            Interest income for the year ended March 31, 2012 decreased by 38.2% to ¥2.1 million, from ¥3.4 million for the year ended March 31, 2011, due primarily to a lower valuation difference on a swap transaction compared to the prior year.

•            Interest expense for the year ended March 31, 2012 decreased by 6.3% to ¥13.4 million, from ¥14.3 million for the year ended March 31, 2011, primarily attributable to a lower outstanding debt balance during the year compared to the year ended March 31, 2011.

•            Foreign currency exchange gain for the year ended March 31, 2012 was ¥10.3 million as compared to the previous fiscal year loss of ¥39.9 million. This change in foreign exchange gains (losses) was primarily attributable to a combination of a stronger yen in the year ended March 31, 2011 and a smaller fluctuation of exchange rates in the year ended March 31, 2012 compared to the year ended March 31, 2011.

Income taxes

Income taxes increased to ¥1,003.4 million for the year ended March 31, 2012, from ¥202.8 million for the year ended March 31, 2011, due primarily to an increase in profitability where income before income taxes increased from ¥990.6 million for the year ended March 31, 2011 to ¥2,374.1 million for the year ended March 31, 2012.

Net income attributable to UBIC, Inc. shareholders

Net income attributable to UBIC, Inc. shareholders for the year ended March 31, 2012 increased by 73.4% to ¥1,367.7 million from ¥788.7 million for the year ended March 31, 2011. The increase was attributable primarily to the rapid growth of our eDiscovery revenue, which was partially offset by a more moderate increase in related operating expenses.

Operating Segments

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) clients, by UBIC North America, Inc. (UNA), a U.S.-based wholly-owned subsidiary of UBIC for clients represented by U.S.-based attorneys who contracted UNA, and by other foreign subsidiaries for foreign clients other than those who contracted UNA. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our  chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenue, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

During the year ended March 31, 2012, we established subsidiaries in countries other than Japan and the U.S. Management reevaluated the structure of our business and devised a new reportable segment structure. All periods presented have been revised to report segment results under the new reportable segment structure.

Revenue is recognized by each segment for which the segment has a direct contractual relationship with our client. Most of our clients are either corporate clients in Asia, or U.S.-based law firms representing corporate clients in Asia. If our service is contracted between a law firm in the U.S. and UNA, revenue is recorded by the U.S. segment, although the end corporate client may be located in Asia.

Our reportable segments are the same as our operating segments. Segment information for the years ended March 31, 2011, 2012 and 2013 is as follows:

Revenues:

	For the years ended March 31
	(thousands of yen)
	2011	2012	2013
Japan
Outside customers	¥1,937,434	¥4,245,265	¥3,214,826
Intersegment	450,210	543,999	655,876
Total	2,387,644	4,789,264	3,870,702

U.S.
Outside customers	804,494	882,389	1,271,635
Intersegment	49,668	30,005	76,293
Total	854,162	912,394	1,347,928

Other
Outside customers	—	381	193,169
Intersegment	—	40,631	8,881
Total		41,012	202,050

Eliminations	(499,878)	(614,635)	(741,050)

Total revenue after eliminations	2,741,928	5,128,035	4,679,630

Adjustments(1)	(55,835)	8,193	32,470

Total consolidated revenue	¥2,686,093	¥5,136,228	¥4,712,100

(1) These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measure:

	For the years ended March 31 (thousands of yen)
	2011	2012	2013
Segment profit (loss)
Japan	¥1,019,194	¥2,312,670	¥888,760
U.S.	77,946	70,218	98,747
Other	—	(16,304)	(83,774)

Total segment profit after eliminations	1,097,140	2,366,584	903,733

Adjustments(1)	(57,040)	3,354	1,701

Total consolidated operating income	1,040,100	2,369,938	905,434

Unallocated amounts:
Interest income	3,410	2,052	1,326
Interest expense	(14,262)	(13,360)	(23,474)
Foreign currency exchange gains (losses)	(39,942)	10,294	165,664
Dividend income	—	4,500	4,500
Other-net	1,296	655	(3,055)

Total consolidated income before income taxes	¥990,602	¥2,374,079	¥1,050,395

(1) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred IPO costs.

Segment Assets:

	As of March 31 (thousands of yen)
	2012	2013
Segment assets
Japan	¥4,830,227	¥4,575,917
U.S.	895,284	1,360,136
Others	134,294	335,270

Eliminations	(976,279)	(1,515,354)

Total segment assets after eliminations	4,883,526	4,755,969

Adjustments(1)	96,150	321,308

Total consolidated assets	¥4,979,676	¥5,077,277

(1) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, deferred tax assets and deferred IPO costs.

Capital expenditures on long-lived assets:

	For the years ended March 31 (thousands of yen)
	2011	2012	2013
Capital expenditures
Japan	¥249,406	¥589,247	¥701,997
U.S.	917	34,900	166,461
Others	—	22,605	145,508

Adjustments	(1,986)	(25,230)	651

Total consolidated capital expenditures	¥248,337	¥621,522	¥1,014,617

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	For the years ended March 31 (thousands of yen)
	2011	2012	2013
Depreciation and amortization
Japan	¥51,986	¥130,139	¥238,160
U.S.	955	3,332	29,272
Others	—	2,336	23,640

Total depreciation and amortization	52,941	135,807	291,072

Adjustments	5,272	(6,443)	14,919

Total consolidated depreciation and amortization	¥58,213	¥129,364	¥305,991

Entity-Wide Information:

For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki Co., Ltd., Yazaki Corporation, and TMI Associates amounted to ¥594,130 thousand, ¥379,832 thousand, ¥372,064 thousand, and ¥311,325 thousand, respectively, representing approximately 22.1 percent, 14.1 percent, 13.9 percent, and 11.6 percent, respectively, of the total revenue. For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, Sanyo Electric Co., Ltd and Samsung Electronics Co., Ltd. amounted to ¥950,893 thousand, ¥628,112 thousand, ¥595,998 thousand and ¥588,792 thousand, respectively, representing approximately 18.5 percent, 12.2 percent, 11.6 percent, and 11.5 percent, respectively, of the total revenue. For the year ended March 31, 2013, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,192,577 thousand and ¥614,160 thousand, respectively, representing approximately 25.3 percent and 13.0 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥379,832 thousand for Aisin Seiki Co., Ltd. for the year ended March 31, 2011 and ¥588,792 thousand and ¥1,192,577 thousand for Samsung Electronics Co., Ltd. for the year ended March 31, 2012 and 2013, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2011, 2012 and 2013, is presented below:

	For the years ended March 31 (thousands of yen)
	2011	2012	2013
eDiscovery
Review	¥1,421,716	¥2,278,229	¥971,701
Other	1,108,062	2,632,355	3,427,735
Total	2,529,778	4,910,584	4,399,436
Investigation	44,061	144,072	188,685
Sales of forensic tools	49,208	38,082	26,584
Forensic training	38,252	30,882	40,700
Other	24,794	12,608	56,695
Total revenue	¥2,686,093	¥5,136,228	¥4,712,100

Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2012 were ¥330,964 thousand,  ¥27,692 thousand and ¥17,837 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2013 were ¥447,506 thousand, ¥181,999 thousand and ¥159,819 thousand, respectively. Long-lived assets include property and equipment.

Application of Critical Accounting Policies and Estimates

In reviewing our consolidated financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by management in applying critical accounting policies.

The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 to our annual consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by management in preparing our financial statements.

We have discussed the development and selection of critical accounting policies and estimates with our Board of Directors, and the Board of Directors has reviewed the disclosure relating to these, which are included in this annual report. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Revenue recognition

We have agreements with clients pursuant to which we perform various services. A majority of our revenue relates to fees earned for the month-to-month performance of eDiscovery services including data collection, data processing, data hosting, data review and document production, and forensic services. The fees that we earn and bill for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. While the unit prices for providing the services are agreed in advance, the scope and volume of services to be performed can change depending on clients’ requests, which are made on an optional and “as needed” basis, and clients may choose not to request performance of additional services or may obtain similar services from other service providers.

We recognize revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, we have identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the clients because we or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. We use the best estimate of sales price based on the price we charge when we sell an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocate revenue to the various units of accounting in the arrangements based on the stated prices. We recognize revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured based on evidence of an arrangement.

We have revenue related to the reimbursement of certain direct costs by clients, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of operations as “Operating revenue from reimbursed direct costs” and as “Reimbursed direct costs.”

Useful lives of property and equipment

Property and equipment, net, recorded on our balance sheet was ¥789.3 million as of March 31, 2013, representing 15.5% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, and depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation expenses for property and equipment for the years ended March 31, 2011, 2012 and 2013 were ¥27.8 million, ¥56.4 million and ¥142.6 million, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2013, were as follows:

Leasehold improvements	5 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods.

A one-year change in the useful life of these assets would have increased depreciation expense by approximately ¥34.2 million.

Useful lives of capitalized computer software

Capitalized computer software costs, net recorded on our balance sheet were ¥832.9 million as of March 31, 2013, representing 16.4% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

Certain internal software development costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Amortization of capitalized computer software costs begins in the period each module or component of the product is ready for its intended use. Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2011, 2012 and 2013 was ¥30.4 million, ¥72.8 million and ¥162.7 million, respectively.

A one-year change in the useful life of capitalized computer software would have increased amortization expense by approximately ¥37.5 million.

Valuation of investments

We have investments in securities, and the valuation of such investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2013, we had available-for-sale securities of ¥266.9 million and cost method investments of ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

• the duration of the decline in value of the security and the severity of the decline,

• the financial condition and near term prospects of the investee, and

• our intent and ability to hold the equity security until forecasted recovery.

No losses on impairment of investments in certain marketable equity securities were recognized for the years ended March 31, 2011, 2012 and 2013.

Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are an increase of ¥68.6 million, an increase of ¥29.9 million and a decrease of ¥4.3 million for the years ended March 31, 2011, 2012 and 2013, respectively.

Share-Based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant-date and recognize the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to vest. We measure the cost of non-employee services received in exchange for an award of equity instruments at fair value. The fair value of awards granted to non-employees is measured using the stock price and other measurement assumptions as of the earlier of either (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (2) the date at which the counterparty’s performance is complete. We recognize the cost on a straight-line basis over the vesting period, which is generally the service contract term during which services are rendered by the non-employees.

Management uses the Black-Scholes valuation model to determine the fair value of our stock option awards and related share-based compensation expense. Determining the fair value of share based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by common stock price at grant date as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes valuation model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. In valuing our options, we make assumptions about risk-free interest rates, expected dividend yields, expected volatility, and expected term (contractual term for non-employees), including estimated forfeiture rates of the options.

•             Risk-free interest rate:  Risk-free interest rates are derived from the Japanese government bond interest rate for the expected or contractual term as of the option grant date.

•             Expected dividend yields:  Expected dividend yields are based on actual dividend payments and expected payments in the future which are approved by the Board of Directors before the option grant date.

•             Expected Volatility:  Expected volatility is estimated based upon the historical volatility of our share price over a period commensurate with the expected or contractual term, adjusted for the effect of changes expected in the future.

•             Expected term (contractual term for non-employees):  The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term.

•             Forfeiture rate:  Based on historical forfeiture information, we estimate the number of forfeitures prior to vesting on the grant date. The effect of subsequent changes in estimated forfeitures is recognized through a cumulative adjustment in the period in which the forfeitures occurs.

We recorded ¥1.1 million, ¥44.3 million and ¥54.9 million as share-based compensation expense for the years ended March 31, 2011, 2012 and 2013, respectively.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2011, 2012 and 2013.

Although we believe that the amount of net deferred tax assets may be realized, this could change in the near term if estimates of future taxable income are revised and effect on our consolidated financial position and results of operations could be significant.

Amendments to the Japanese tax regulations were enacted on December 2, 2011. As a result of these amendments, the corporate income tax rate decreased by 4.5 % from 30 % to 25.5 % starting from the fiscal year beginning April 1, 2012. In addition, the combined statutory tax rate increased by a 10 % surtax effective for the three years from April 1, 2012 to March 31, 2015. Consequently, the combined statutory tax rate was 38.01 % for the three years from April 1, 2012 to March 31, 2015 and 35.64 % for the years beginning on or after April 1, 2015.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

Additionally, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering although if we complete a fiscal year in which we have more than $1.0 billion in annual revenues, we qualify as a “large accelerated filer,” with at least $700 million of equity securities or we issue more than $1.0 billion in non-convertible debt securities to non-affiliates in any three-year period, we would cease to be an emerging growth company as of the following March 31.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

On April 1, 2012, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). See Note 12 for additional information about fair value measurements.

Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,” which permits an entity the option to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired and thereby reduce the cost and complexity of performing impairment tests for indefinite-lived intangible assets other than goodwill, and improve consistency in impairment testing among long-lived asset categories. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted. The application of this ASU is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company is currently evaluating the impact of adopting this guidance.

5.B.           LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2013, we had cash and cash equivalents of ¥1,195.1 million.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with an important source of funds for maintaining an adequate level of working capital, acquisition of data servers and development of internal-use software.

As of March 31, 2013, we had no outstanding short-term bank borrowings. As of March 31, 2013, our long-term bank borrowings amounted to ¥622.5 million with a weighted average interest rate of 2.1%. Their maturities are at various dates through 2016.

Under a ¥700.0 million five-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, we borrowed ¥350.0 million and ¥350.0 million during the years ended March 31, 2012 and 2013, respectively. The balance as of March 31, 2013 was ¥612.5 million. There are restrictive covenants related to the five-year syndicated loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under accounting principles generally accepted in Japan (Japanese GAAP). We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168.0 million on stand-alone basis and ¥1,173.1 million on consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant also requires that we shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2013.

On December 28, 2012, we entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that matures on December 27, 2013. The extension of maturity date of the credit facility is subject to the consortium’s approval. There were no outstanding borrowings under the short-term revolving credit facility as of March 31, 2013. There are restrictive covenants related to the revolving credit facility of ¥1,000 million including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under Japanese GAAP. We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607.3 million on stand-alone basis and ¥2,655.3 million on consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that we shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2013.

As of March 31, 2013, we pledged available-for-sale securities with a carrying value of ¥266.9 million as security for borrowings from banks of ¥272.5 million.

We entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2013 was ¥50.0 million.

Bank of Tokyo Mitsubishi UFJ has been our main financing bank since our founding. Bank of Tokyo Mitsubishi UFJ arranged our syndicated loan, short-term revolving credit facility and overdraft arrangement.

On May 16, 2013, we listed on the Nasdaq Global Market in the U.S. (NASDAQ).  On May 21, 2013, we made a U.S. initial public offering of 1,100,000 ADSs, representing 220,000 shares of common stock at an initial offering price of $8.38 per ADR. On June 7, 2013, we sold an additional 140,000 ADSs representing

28,000 shares of common stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the U.S. initial public offering. The remaining over-allotment option expired on July 9, 2013. Total gross proceeds and proceeds net of costs from the initial public offering and the exercise of the over-allotment option amounted to ¥984.7 million and ¥618.7 million, respectively.

Cash flows from operating activities

We generated ¥452.8 million, ¥2,043.5 million and ¥118.4 million from operating activities for the years ended March 31, 2011, 2012 and 2013, respectively.  The following table sets out information on our cash flows for the years indicated:

Cash flows from operating activities

	For the years ended March 31
	2011	2012	2013	2013
	(thousands of yen)			(thousands of
				dollars)
Net cash provided by operating activities	¥452,800	¥2,043,549	¥118,407	$1,259
Net cash used in investing activities	(227,712)	(520,224)	(1,132,703)	(12,043)
Net cash provided by (used in) financing activities	113,896	213,210	(282,979)	(3,009)
Effect of exchange rates	(8,922)	(1,443)	82,113	873
Net increase (decrease) in cash and cash equivalents	330,062	1,735,092	(1,215,162)	(12,920)
Cash and cash equivalents at the beginning of the year	345,150	675,212	2,410,304	25,628
Cash and cash equivalents at the end of the year	¥675,212	¥2,410,304	¥1,195,142	$12,708

Year ended March 31, 2013 as compared to the year ended March 31, 2012

Net cash provided by operating activities decreased to ¥118.4 million in the year ended March 31, 2013 compared to ¥2,043.5 million in the year ended March 31, 2012, a decrease of ¥1,925.1 million. The decrease is primarily due to a decrease in net income and an increase in the payment for income taxes related to the prior year. Net income in the year ended March 31, 2013 decreased by ¥770.1 million compared to the previous year, primarily due to an increase in selling, general and administrative expenses mainly resulting from an increase in the number of employees. We paid ¥1,002.5 million of income taxes during the year ended March 31, 2013 and ¥544.6 million during the year ended March 31, 2012. Our days of sales outstanding in trade accounts receivable as of March 31, 2012 and 2013 were approximately 66 days and 86 days, respectively.

Net cash used in investing activities increased to ¥1,132.7 million in the year ended March 31, 2013 from ¥520.2 million in the year ended March 31, 2012, an increase of ¥612.5 million. This increase included ¥514.3 million paid for the acquisition of property and equipment, mainly additional data servers to support the expansion of the business and ¥515.8 million paid for development of internal-use software to upgrade its functions during the year ended March 31, 2013, compared with ¥242.6 million and ¥275.3 million paid during the year ended March 31, 2012.

Net cash used in financing activities in the year ended March 31, 2013 was ¥283.0 million, a decrease of ¥496.2 million compared to net cash provided of ¥213.2 million in the year ended March 31, 2012. Cash used in financing activities in the year ended March 31, 2013 primarily consisted of the payment of dividends of ¥145.6 million and the payment of initial public offering costs of ¥217.7 million and net proceeds of ¥162.5 million from long-term borrowings, while cash provided by financing activities in the year ended March 31, 2012 primarily consisted of net proceeds of ¥175.0 million from long-term borrowing, net proceeds of ¥62.5 million from short-term borrowing and the payment of dividends of ¥19.7 million.

Year ended March 31, 2012 as compared to the year ended March 31, 2011

Net cash provided by operating activities rose to ¥2,043.5 million in the year ended March 31, 2012, compared to ¥452.8 million in the year ended March 31, 2011, an increase of ¥1,590.7 million. The increase reflected an increase of ¥582.9 million in net income compared to the previous fiscal year, primarily due to an increase in revenue from eDiscovery services. In addition, collection of outstanding trade accounts receivable held at March 31, 2011 contributed to the increase in cash provided by operating activities during the year ended March 31, 2012. Trade accounts receivable increased by ¥74.0 million in the year ended March 31, 2012 while it increased by ¥813.6 million in the year ended March 31, 2011. Our days of sales outstanding in trade accounts receivable as of March 31, 2011 and 2012 were approximately 69 days and 66 days, respectively.

Net cash used in investing activities increased to ¥520.2 million in the year ended March 31, 2012 from ¥227.7 million in the year ended March 31, 2011, an increase of ¥292.5 million. This increase includes ¥242.6 million paid for the acquisition of additional data servers to support the expansion of the business in the year ended March 31, 2012, compared with ¥19.6 million paid during the year ended March 31, 2011.

Net cash provided by financing activities for the year ended March 31, 2012, was ¥213.2 million, an increase of ¥99.3 million from ¥113.9 million in the year ended March 31, 2011. This increase was primarily attributable to proceeds of ¥316.7 million from long-term borrowing and ¥150.0 million from short-term borrowings, offset in part by the repayment of ¥141.7 million of long-term borrowings and ¥87.5 million of short-term borrowings as well as the payment of dividends of ¥19.7 million. Cash provided by financing activities in the year ended March 31, 2011 consisted of ¥285.0 million of proceeds from the issuance of our convertible notes, significantly offset by repayments of short-term borrowings of ¥30.0 million and long-term borrowings of ¥159.3 million.

Material capital requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development of internal-use software and acquisition of property and equipment, mainly computers, lease payments, payments of principal and interest on outstanding borrowings and other working capital requirements.

Our capital expenditures relate primarily to the amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2011, 2012 and 2013, our capital expenditures were as follows:

	For the years ended March 31
	2011	2012	2013	2013
	(thousands of yen)			(thousands of dollars)
Capital expenditure	¥248,337	¥621,522	¥1,014,617	$10,788

Our capital expenditures for the year ended March 31, 2012 relate to the acquisition of data storage servers and the development of the upgraded Lit i View software used for providing eDiscovery services which are higher than the amounts for the year ended March 31, 2011. Our capital expenditures for the year ended March 31, 2013 relate to the acquisition of data storage servers, the development of the upgraded Lit i View software and the acquisition of third party software for internal use which are higher than the amounts for the year ended March 31, 2012. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in the United States, United Kingdom, South Korea and Taiwan.

Short-term and long-term bank borrowing

As of March 31, 2013, we had no outstanding short-term bank borrowings. As of March 31, 2013, our long-term bank borrowings amounted to ¥622.5 million with a weighted average interest rate of 2.1%. Their maturities are at various dates through 2016.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. We lease data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. UBIC North America leases office premises under noncancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2011, 2012 and 2013, were approximately ¥127.7 million, ¥174.5 million and ¥183.1 million, respectively. Higher levels of working capital are expected in future years as we grow our business and expand our network of offices in the United States, United Kingdom, South Korea and Taiwan.

As noted in multiple parts of this annual report, we are committed to growing our sales and marketing force, expanding our internal administrative and finance capabilities and making strategic acquisitions of businesses and technologies, all with the intention of continuing the rapid growth of our operations, total revenue, operating revenue and net income. In order to do so, we intend to use our cash on hand, short term credit facility and the net proceeds from the initial public offering and the exercise of the over allotment option.  We believe that these resources are sufficient to permit us to implement our strategic plan and achieve these objectives.

Indebtedness

The following table shows our indebtedness as of March 31, 2012 and 2013:

	As of March 31
	2012	2013	2013
	(thousands of yen)		(thousands
			of dollars)
Long-term debt:
Unsecured convertible note due in 2015, zero coupon, net of unamortized discount of ¥3,300 thousand at March 31, 2012	¥106,700	¥—	$—
Secured bank loans	247,143	272,500	2,897
Unsecured bank loans	182,857	350,000	3,722
Capital lease obligations	1,840	13,025	138
Less: current portion of long-term debt	(138,520)	(188,241)	(2,001)
Long-term debt, net	400,020	447,284	4,756
Short-term debt:
Bank loans	62,500	—	—
Current portion of long-term debt	138,520	188,241	2,001
Total short-term debt	201,020	188,241	2,001
Total debt	¥601,040	¥635,525	$6,757

5.C.              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

Research and Development

Our ability to compete in the eDiscovery and digital forensics solutions and services markets depends in part on our continuous commitment to research and development and our ability to timely introduce new solutions, technologies, features and functionality. Our research and development personnel are responsible for the design, development, testing and certification of our software solutions. Our research and development efforts are focused on developing new solutions and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. A primary goal of our research and development is to anticipate client demands and bring new solutions and new versions of existing solutions to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

Intellectual Property

The proprietary nature of, and protection for, our solutions, solution candidates, processes and know-how are important to our business. To protect our intellectual property, both in Japan and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our solution candidates and technology in the Japan and abroad. We have five issued patents in Japan and eight patent applications pending in Japan, and three patent applications in process in the United States, relating generally to our forensics systems, forensics method and forensics program. We also have six registered trademarks in Japan, including UBIC™,  ™, Payment Card Forensics™, Lit i View™, Asian eDiscovery™ and Legal Cloud™. We have registered Lit i View, and are also seeking to register UBIC™, in the United States.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our solutions or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software solutions occurs, we expect software piracy could be a problem. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.”

5.D.              TREND INFORMATION

For a discussion of the trends that affect UBIC’s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects— Operating Results” and “Analysis of Operating Results” and “Liquidity and Capital Resources.”

5.E.              OFF-BALANCE SHEET ARRANGEMENTS

Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under ‘‘Tabular Disclosure of Contractual Obligations’’ and also in Note 5 to our consolidated financial statements, beginning on page F-1.

5.F.               TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2013.

Payments due by period (thousands of yen)

Contractual Obligation	2014	2015	2016	2017	2018	Thereafter	Total
Long-term bank borrowings	¥191,195	¥179,158	¥177,121	¥87,797	¥—	—	¥635,271
Interest rate swap	22	—	—	—	—	—	22
Capital lease obligations	3,470	3,059	3,059	3,059	934	—	13,581
Operating lease obligations	49,529	47,479	30,204	—	—	—	127,212
Retirement and severance benefits	4,082	2,538	2,282	2,515	1,873	3,186	16,476
Total	¥248,298	¥232,234	¥212,666	¥93,371	¥2,807	¥3,186	¥792,562

5.G.             SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      DIRECTORS AND SENIOR MANAGEMENT

Directors, statutory auditors and executive officers of the Company as of June 30, 2013, and their respective business experience are listed below.  None of the persons listed below was selected as director, statutory auditor or executive officer pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed below.

Directors and Executive Officers

Directors and Executive Officers	Age	Position/Title
Masahiro Morimoto	46	Chief Executive Officer and Chairman of the Board
Seitaro Ishii	66	Chief Financial Officer and Chief Administrative Officer
Naritomo Ikeue	40	Executive Vice-President, Chief Operating Officer and Director
Makoto Funahashi	67	Director
Hirooki Kirisawa	46	Director
Yoshikatsu Shirai	48	Director of Total Product Support

Masahiro Morimoto:  Mr. Masahiro Morimoto founded the Company in August 2003 and has served as our Chairman and Chief Executive Officer since that date. Mr. Morimoto has also served in various senior executive positions at our principal subsidiary, UBIC North America, since its creation in 2007 and has served as its Chief Executive Officer and Chairman since March 2011. Prior to establishing the Company, Mr. Morimoto worked in various professional positions for the Japan Maritime Self-Defense Force from 1989 to 1995 and in various capacities at Applied Materials Japan, Inc. from 1995 to 2003. We believe that Mr. Morimoto is qualified to serve on our Board of Directors due to his intimate familiarity with our company, his business experience and his prior service as our director.

Seitaro Ishii:  Mr. Ishii has served as our Chief Financial Officer and Chief Administrative Officer since September 2012. Mr. Ishii has also served as a director for our subsidiary, UBIC North America, Inc., since June 2010, as well as our independent consultant since May 2010. Prior to becoming our independent consultant, Mr. Ishii worked for Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry, for twenty-five years. During that time, Mr. Ishii served in various managerial positions, including global head of human resources and deputy chief financial officer. Mr. Ishii received a certified public accountant certification from the State of New York in the United States.

Naritomo Ikeue:  Mr. Naritomo Ikeue has served as our Executive Vice President, Chief Operating Officer since November 2007 and has been a director of UBIC, Inc. since December, 2003. In addition, Mr. Ikeue has served as President of our principal subsidiary, UBIC North America, since February 2011 and has been a director of that subsidiary since June, 2010. Before becoming our Executive Vice President, Mr. Ikeue served as our Director of Administration from our founding to November, 2007. Prior to joining UBIC, from 1996 to 2003 Mr. Ikeue served in various capacities at Applied Materials Japan, Inc. We believe that Mr. Ikeue is qualified to serve on our Board of Directors due to his intimate familiarity with our company, his business experience and his prior service as our director.

Makoto Funahashi:  Mr. Funahashi has served as our independent director since June 2008. Prior to joining UBIC, Inc., Mr. Funahashi served in various senior capacities with the National Police Agency of Japan from 1968 to 2001, including as Deputy Minister for police technology from 1999 to his retirement. From March 2001 to April 2003, Mr. Funahashi served as special advisor to USE, Inc., a company in the information technology industry. From June 2003 to March 2011, he served in various capacities at NTT Data i and its predecessor, NTT Data Creation, including as a director from 2003 to 2008 and a senior advisor from 2008 to March 2011. We believe that Mr. Funahashi is qualified to serve on our Board of Directors due to his extensive management experience in the public sector and his technological expertise.

Hirooki Kirisawa:  Mr. Kirisawa has served as our independent director since June 2010. Prior to becoming one of our directors, Mr. Kirisawa served as one of our statutory auditors from August 2005 to June 2010. Mr. Kirisawa founded Kirisawa Tax Accounting Office in 2004 and has served as its Chairman since that date. We believe that Mr. Kirisawa is qualified to serve on our Board of Directors due to his extensive accounting and business background and experience.

Yoshikatsu Shirai:  Mr. Shirai has been our Director of Total Product Support since August 2012. As our Director of Total Product Support, Mr. Shirai is responsible for managing global support for Lit i View. From September 2007 until August 2012, Mr. Shirai served as our Director of Technology Group, where he led the development of Lit i View. Prior to joining UBIC, Inc., Mr. Shirai served in various management positions at Applied Materials Japan, Inc., including as an engineering manager and a product manager, from 1996 through December 2007.

Statutory Auditors

Name	Age	Title
Kunihiro Sudo	67	Standing Statutory Auditor
Takaharu Yasumoto	59	Statutory Auditor
Kenzo Takai	67	Statutory Auditor

Kunihiro Sudo:  Mr. Sudo has served as one of our corporate statutory auditors since April 2011. Prior to becoming one of our auditors, Mr. Sudo served as an advisor to XING Co. from March 2007 to August 2007. In August 2007, Mr. Sudo joined Aqua Cast Co. as an advisor and became a director of Aqua Cast Co. in October of 2007. In January 2008, Mr. Sudo retired from Aqua Cast Co..

Takaharu Yasumoto:  Mr. Yasumoto has served as one of our corporate statutory auditors since June 2010. Mr. Yasumoto has also served as a statutory auditor of Fast Retailing Co., Ltd. from June 1993 to the present. In addition, Mr. Yasumoto served as a special professor in the International Financing research school of Chuo University in Tokyo, Japan.

Kenzo Takai:  Mr. Takai has served as one of our corporate statutory auditors since June 2012. Mr. Takai currently manages his own Takai Attorney Office, where he has been a registered attorney since 1983. Prior to becoming of our statutory auditor, Mr. Takai served as outside statutory auditor in several companies include LAC Co., Ltd., Link Theory Holdings Co., Ltd. and eAccess Ltd.

6.B.           COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2013, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥137.6 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

The compensation for directors and statutory auditors was authorized by resolutions of the general meeting of shareholders on June 22, 2012 and to the extent compensation is within the authorized range, further authorization is not required.

6.C.           BOARD PRACTICES

Board of Directors

As a foreign private issuer, we are generally permitted to, and do, follow the corporate governance requirements of the Companies Act of Japan rather than those of U.S. law. Our Board of Directors has determined that Messrs. Funahashi and Kirisawa qualify as independent directors under Nasdaq rules. Our Board of Directors directs the management of our business and affairs and conducts its business through meetings of the Board of Directors. Consistent with the Companies Act, the rules of the TSE and corporate practice in Japan, we do not have any standing committees. Our Board of Directors as a whole performs the functions of a compensation committee and a nominating and corporate governance committee. From time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.

No director has been the subject of any order, judgment or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

Terms of Directors

Each of our directors’ terms of office terminates at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Each of our current directors’ term is set to expire in June 2014. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

Our shareholders have the power to appoint any person as a director either to fill a vacancy or as an addition to our board. The term of office of any director so appointed will be the same as the remaining period of the other remaining directors and he will then be eligible for re-election.

Since we qualify as a foreign private issuer under current Nasdaq rules, our Board of Directors is not required to have a majority of independent directors.

Our Board of Directors may receive such remuneration as determined by at the meeting of our shareholders.

Duties of Directors

Under applicable Japanese law, our directors have a duty of loyalty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the skill and care of a reasonably diligent person having both (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same actions as are carried out by that director in relation to the company and (b) the general knowledge, skill and experience that that particular director has. In fulfilling their duty of care to us, our directors must act in accordance with our articles of association. A shareholder has the right to seek damages if a director has intentionally or by gross negligence breached their duties.

The functions and powers of our Board of Directors include, among others:

•              convening shareholders’ annual general meetings and reporting on its work and our operations to shareholders at such meetings;

•              declaring interim dividends and distributions;

•              appointing and determining the term of office of officers; and

•              borrowing money and mortgaging our property.

Interested Transactions

There is no provision in our articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Companies Act provides that such director is required to refrain from voting on such matters at meetings of the Board of Directors. Therefore, our directors will abstain from any discussion or vote on transactions in which they are interested.  There are no family relationships between any of the named directors and executive officers.

Remuneration

Our shareholders determine the total amount of remuneration to be paid to our directors. The Board of Directors then determines the actual remuneration to be paid to each director. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Power to Obligate our Company

The directors may raise or borrow money and mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds or other securities whether outright or as collateral security for any debt liability or obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Indemnification Agreements

We may enter into indemnification agreements that will provide our directors, statutory auditors and executive officers with contractual rights to indemnification and rights to advances against certain expenses to the extent permitted by the Companies Act and our articles of incorporation. These could include legal fees and other expenses actually and reasonably incurred in connection with pending or threatened legal proceedings because of such director’s, statutory auditor’s or executive officer’s position with us or another entity that the director serves at our request, subject to various conditions. We may obtain D&O liability insurance to cover some of these potential liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the indemnification agreements, we have been informed that in the opinion of the staff of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee

Our Board of Directors acts as our compensation committee. In such capacity, it reviews and approves our compensation structure, including all forms of compensation, relating to our directors and executive officers. Among other things, our Board of Directors:

•                  reviews and approves the total compensation package for our five most senior executives;

•                  reviews and determines the compensation of each director’s compensation within the upper limit approved by our shareholders; and

•                  periodically reviews and approves any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our Board of Directors acts as our corporate governance and nominating committee. In that capacity, subject to the approval of the shareholders, the board selects individuals qualified to become our directors, fills vacancies and adds directors between shareholders’ meetings. Among other things, our Board of Directors:

•                  identifies and nominates qualified candidates as directors for election by the shareholders to the Board of Directors;

•                  reviews the current composition of the Board of Directors with regard to characteristics such as independence, age, skills, experience and availability of service to us;

•                  considers significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations on all matters of corporate governance and determines any remedial actions to be taken; and

•                  monitors compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board of Statutory Auditors

Consistent with applicable Japanese law and regulation and the rules of the TSE, we have a separate board of statutory auditors elected by our shareholders, which currently consists of three outside statutory auditors, rather than an audit committee. Our board of statutory auditors is a legally separate and independent body from our board of directors. Under the Companies Act, none of our outside statutory auditors is, may be, or has been a director, officer or employee of UBIC, Inc. or any of our subsidiaries. At least one of the statutory auditors, in our case, Mr. Sudo, must be appointed as a full-time statutory auditor by the board of statutory auditors. Among other functions, the board of statutory auditors prepares an audit report, appoints and removes the full-time statutory auditor(s) and establishes audit policies. We have determined that this board of statutory auditors satisfies the “independence” requirements for audit committees under current Nasdaq rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. At least one of the members of our board of statutory auditors qualifies as an “audit committee financial expert” under applicable SEC rules. Our board of statutory auditors is responsible for: the retention and oversight of our independent registered public accounting firm and the preparation of their audit; addressing complaints related to accounting, internal accounting controls, and auditing matters; engaging any advisors necessary to perform its duties; and funding necessary to carry out its duties. In addition, our statutory auditors participate in all meetings of our Board of Directors.

6.D.            EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2011, 2012 and 2013. Virtually all employees serve in the legal technology service line. The increase in our number of employees as of March 31, 2012 and March 31, 2013 was primarily due to expanding our operations to support current and future business growth.

	(number of employees)
	2011	2012	2013
For the fiscal year ended March 31,
Full-Time Employees	64	114	152
By Geographic Location:
Japan	56	84	101
U.S.	7	21	30
Korea	1	7	15
Taiwan	––	2	6

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. During the fiscal years ended March 31, 2011, 2012 and 2013, we had an annual average of one, one and six temporary employees, respectively.

6.E.           SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2013 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned prior to the offering is based upon 3,441,136 shares of our common stock outstanding as of June 30, 2013.

	Number of Shares Owned (2)
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	692,040	20.11
Seitaro Ishii	600	*
Naritomo Ikeue	272,240	7.91
Yoshikatsu Shirai	—	—
Makoto Funahashi	—	—
Hirooki Kirisawa	8,160	*
All directors and executive officers as a group (6 persons)	973,040	28.28

*                     less than 1%

(1)             Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building, 7th Floor 2-12-23, Kounan, Minato-ku, Tokyo 108-0075, Japan.

(2)             Share numbers based upon report as of March 31, 2013.

Shares of common stock subject to options or convertible securities exercisable or convertible within 60 days of the date hereof are deemed outstanding for computing the percentage of the person or entity holding such options or convertible securities but are not deemed outstanding for computing the percentage of any other person. To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

As of March 31, 2013, there were no exercisable stock options owned by the Company’s directors, statutory auditors and executive officers.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2010, April 2011, June 2012 and June 2013, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company. The following table shows selected information related to these stock options.

June 2010

Date of grant:  June 17, 2010

Number of shares to be issued/ delivered:  20,000

Exercise price per share:  ¥391

Beginning of exercise period: June 18, 2013

End of exercise period: June 17, 2016

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 0

April 2011

Date of grant:  April 28, 2011

Number of shares to be issued/ delivered:  72,000

Exercise price per share:  ¥2,203

Beginning of exercise period: April 29, 2014

End of exercise period: April 28, 2017

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 4

June 2012

Date of grant:  June 21, 2012

Number of shares to be issued/ delivered:  13,600

Exercise price per share:  ¥8,096

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers: 5

Number of other employees: 12

June 2012

Date of grant:  June 21, 2012

Number of shares to be issued/ delivered:  1,900

Exercise price per share:  ¥8,096

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers: 0

Number of other employees: 0

Number of non-employees: 4

June 2013

Date of grant: May 31, 2013

Number of shares to be issued/ delivered:  30,000

Exercise price per share:  ¥4,684

Beginning of exercise period: June 1, 2016

End of exercise period: May 31, 2019

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 46

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.            MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2013 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned prior to the offering is based upon 3,441,136 shares of our common stock outstanding as of June 30, 2013.

Beneficial ownership of the Company’s common stock in the table below was prepared from publicly available records of the filings made by the Company’s shareholders regarding their ownership of the Company’s common stock under the Financial Instruments and Exchange Law of Japan.  Under the Financial Instruments and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the Director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of the Company’s common stock as of the dates indicated in the reports described below.

		Percentage of
Name of Beneficial Owner	Number of Shares	Outstanding Shares
Masahiro Morimoto	692,040	20.11%
Focus Systems Corporation	298,472	8.67%
Naritomo Ikeue	272,240	7.91%
Japan Trustee Services Bank, Ltd.	180,930	5.26%

According to our register of shareholders, as of March 31, 2013, there were 8,249 holders of common stock of record worldwide. As of June 30, 2013, The Bank of New York Mellon, depositary for our ADSs, held 0.02% of the outstanding common stock on that date. Of the 3,441,136 shares of our common stock outstanding as of June 30, 2013, 70,170 shares were held in the form of 350,850 ADSs. As of June 30, 2013, the Company held 56 shares of the Company as treasury stock.

7.B.           RELATED PARTY TRANSACTIONS

Business Relationships

As of March 31, 2012 and 2013, Focus Systems Corporation (Focus Systems) owned approximately 11.5% and 9.3% of our outstanding common shares and our voting shares, respectively. We have a continuing agency agreement with Focus Systems effective from January 1, 2006 related to the sale of our eDiscovery services and forensic tools and services. Focus Systems also entered into an agreement with us on February 1, 2010 to design and develop a software system that we use. Prices and condition of transactions with Focus Systems are determined in the same manner as in the ordinary course of business.

Account balances and transactions with Focus Systems as of and for the fiscal years ended March 31, 2011, 2012 and 2013 are presented as follows:

	As of March 31
	2012	2013
	(thousands of yen)
Account Balances:
Trade receivables	¥2,833	¥3,991
Advance received	15,720	15,437
Trade payables	5,284	861
Accrued expenses	323	80

	For the years ended March 31
	2011	2012	2013
		(thousands of yen)
Transactions:
Revenue	¥40,764	¥27,862	¥20,936
Cost of revenue (maintenance costs)	—	323	—
Selling, general and administrative expenses (outsourcing costs, storage fee, etc.)	19,537	—	—
Dividend received	—	4,500	4,500
Capitalized computer software	—	5,544	—

Under a separate arrangement, the Chairman of Focus Systems rendered certain advisory services to UBIC and UBIC paid ¥6.0 million during each of the years ended March 31, 2011, 2012 and 2013.

7.C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

UBIC’s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for UBIC’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by UBIC’s independent registered public accounting firm.

8.B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2013, the date of our last audited financial statements.

ITEM 9.   THE OFFER AND LISTING

9.A.            OFFER AND LISTING DETAILS

The following table sets forth for the period shown the reported high and low sales prices of our common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq Global Market. The current ADS/share ratio is five (5) ADSs per one (1) share of our common stock.

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High	Low
For the years ended March 31
2009	¥9,200	¥1,142	$	$
2010	2,650	1,401
2011	11,950	404
2012	9,940	1,625
2013	9,350	3,720
Financial quarter ended
June 30, 2011	¥3,185	¥1,625	$	$
September 30, 2011	8,820	1,743
December 31, 2011	9,500	5,990
March 31, 2012	9,940	5,875
June 30, 2012	9,350	5,810
September 30, 2012	6,900	5,000
December 31, 2012	8,320	5,540
March 31, 2013	6,660	3,720
June 30, 2013	3,085	2,900	6.00	6.00
Month ended/ending
January 31, 2013	¥6,660	¥5,780	$	$
February 28, 2013	6,170	3,720
March 31, 2013	5,620	4,185
April 30, 2013	4,995	3,900
May 31, 2013	5,540	3,860	9.00	7.60
June 30, 2013	4,055	2,750	8.00	5.55
July 31, 2013 (4)	4,550	3,030	9.00	6.46

(1)         Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)         Our shares of common stock have been quoted on Mothers of the TSE since June 26, 2007.

(3)         Our ADSs have been listed on the Nasdaq Global Market since May 16, 2013 through a sponsored ADRs facility operated by the Bank of New York Mellon.

(4)         The high and low prices of our ADSs and shares of common stock were the prices quoted during the period from July 1, 2013 to July 12, 2013.

9.B.            PLAN OF DISTRIBUTION

Not applicable.

9.C.            MARKETS

Our shares of common stock have been quoted on the Mothers market of the TSE since June 26, 2007 under the stock code number “2158” in the First Section of the TSE.

Our ADSs have been listed and traded on the Nasdaq Global Market since May 16, 2013 under the symbol “UBIC” through a sponsored ADR facility operated by the Bank of New York Mellon, the depository. Each five ADSs represents one share of the Company’s common stock.

9.D.            SELLING SHAREHOLDERS

Not applicable.

9.E.           DILUTION

Not applicable.

9.F.            EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A.    SHARE CAPITAL

Not applicable.

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of the Company’s articles of incorporation and share handling regulations and of the Companies Act and related legislation, all as currently in effect.

Description of Our Common Stock

As of June 30, 2013, our authorized capital stock consists of 7,200,000 shares of common stock, and there are 3,441,136 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Share Units

Our shares are organized into units comprised of ten shares of common stock each. Shareholders who hold less than one unit’s worth of our common shares have access to a restricted set of shareholder rights, as described below.

Voting Rights

The holders of our common shares are entitled to one vote for each ten shares held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Shareholders who hold less than one unit’s worth of our common shares are not entitled to vote.

Dividend Rights

Holders of our common shares are entitled to receive ratably any dividend declared at a shareholders’ meeting or by the Board of Directors.

Rights Upon Liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common shares are entitled to share ratably in the assets remaining after payment of liabilities.

Other Rights and Preferences

Holders of our common shares have no preemptive, conversion or redemption rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mitsubishi UFJ Trust.

Limitations on Liability

Our articles of incorporation limit the liability of our directors, statutory auditors and accountants to the fullest extent permitted by the Companies Act. The effect of these provisions is to eliminate our rights and those of our stockholders to file stockholders’ derivative suits on behalf of our company to recover monetary damages from a director, a statutory auditor or an accountant for breach of their duties under the Companies Act. However, exculpation does not apply to any director, statutory auditor or accountant if they have intentionally (koi) or by gross negligence (ju-kashitsu) breached their duties under the Companies Act. Additionally, we may enter into contracts for limitation of liability with our outside directors and outside statutory auditors. If we do so, we expect that these contracts will eliminate our rights and those of our stockholders as described above. We also may obtain directors’ and statutory auditors’ liability insurance.

Articles of Incorporation

Organization

UBIC, Inc. is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Companies Act. It is registered in the Commercial Register (shogyo tokibo) maintained by the Legal Affairs Bureau.

Objects and Purposes in Our Articles of Incorporation

Article 2 of our articles of incorporation states our objects and purposes:

•                  To sell, export and import forensic products;

•                  To develop, manufacture, sell, export and import products with forensic technology;

•                  To undertake forensic investigations;

•                  To invest, research, educate, train, guide, advise and consult regarding forensic investigations;

•                  To support information asset management;

•                  To support strategic, preventive legal management; and

•                  To conduct any other activities relating to the above items.

Provisions Regarding Our Directors

There is no provision in our articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Companies Act provides that such director is required to refrain from voting on such matters at the Board of Director’s meetings.

The Companies Act provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the president’s discretion.

The Companies Act provides that a significant loan from third party by a company should be approved by the board of directors. We have adopted this policy.

There is no mandatory retirement age for directors under the Companies Act or our articles of incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Companies Act or our articles of incorporation.

Rights of Shareholders of our Common Stock

We have issued only one class of shares, our common stock. Rights of holders of shares of our common stock have under the Companies Act and our articles of incorporation include:

•                  the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

•                  the right to receive interim dividends as provided for in our articles of incorporation, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

•                  the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);

•                  the right to receive surplus in the event of liquidation;

•                  the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions including (i) the transfer of all or material part of the business, (ii) an amendment of the articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) company split or (v) merger, all of which must in principle, be approved by a special resolution of a shareholders’ meeting; and

•                  the right to require our company to purchase shares less than one unit’s worth of our common shares.

Under the Companies Act, a company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount provided for under the Companies Act and the Ordinance of the Ministry of Justice as of the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of a company’s assets and the book value of company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable Ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote for each unit of ten of our shares at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights. A corporate shareholder, having not less than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one shareholder who has a voting right as its proxy. Our Board of Directors shall entitle our shareholders to cast their votes in writing. Our Board of Directors may also entitle our shareholders to cast their votes by electronic devices.

As for a special resolution, while the Companies Act, in general, requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions, it allows a company to reduce the quorum for such special resolutions by its articles of incorporation to one-third or greater than one-third of the total number of voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

•                  a reduction of the stated capital, (except when a company reduces the stated capital within certain amount provided for under the Companies Act);

•                  amendment of our articles of incorporation;

•                  establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

•                  a dissolution, merger or consolidation requiring shareholders’ approval;

•                  a company split requiring shareholders’ approval;

•                  a transfer of the whole or an important part of our business;

•                  the taking over of the whole of the business of any other corporation requiring shareholders’ approval;

•                  issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders; and

•                  other material corporate actions provided in the Companies Act (except for the termination of our directors).

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders (or 10% or more of the total number of our outstanding shares) have the right to apply to a court of competent jurisdiction for our dissolution.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a general meeting of shareholders.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or 3% or more of the total number of our outstanding shares) for six months or more have certain rights under the Companies Act which includes the right to:

•                  apply to a competent court for removal of a director or a statutory auditor; and

•                  apply to a competent court for removal of a liquidator.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders have the right to refuse the exculpation of a director or a statutory auditor from certain liabilities.

Shareholders holding 3% or more of the total number of voting rights of all shareholders (or 3% or more of the total number of our outstanding shares) have certain rights under the Companies Act, which include the right to:

•                  examine our accounting books and documents and make copies of them; and

•                  apply to a competent court for appointment of an inspector to inspect our operation or financial condition.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders or 300 or more voting rights for six months or more have the right to demand that certain matters be added to the agenda items at a general meeting of shareholders.

Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act which include the rights to demand:

•                  the institution of an action to enforce the liability of one of our directors or statutory auditors;

•                  the institution of an action to recover from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

•                  a director on our behalf for the cessation of an illegal or ultra vires action.

There is no provision under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, in principle, be approved by a special resolution of shareholders.

Annual general meetings and extraordinary general meetings of shareholders are convened by our President and Director based on the resolution of our Board of Directors. Under our articles of incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. We may by prescribing a Record Date, determine the shareholders who are stated or recorded in the shareholder registry on the Record Date as the shareholders entitled to extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of Record Date at least two weeks prior to the Record Date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Acquisition of Own Shares

Under applicable laws of Japan, we may acquire our own shares:

(i) through market transactions on a stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to a resolution of the Board of Directors, which is currently authorized by our articles of incorporation);

(ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

(iii) from any of our subsidiaries (pursuant to a resolution of the Board of Directors).

In case acquisition is made by way of (ii) above, any other shareholder may request within a certain period of time provided under the applicable Ordinance of the Ministry of Justice before a general meeting of shareholders that we also purchase our shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of one of our shares does not exceed the market price of one of our shares calculated by the method prescribed in the applicable Ordinance of the Ministry of Justice.

In general, an acquisition by us of our own shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the Distributable Amount, as described above.

We may hold the shares which we acquired by way of (i) through (iii) above, and may cancel such shares by a resolution of the Board of Directors. We may also dispose of such shares subject to a resolution of the Board of Directors and subject also to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Stock

There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by Non-Resident of Japan under The Foreign Exchange and Foreign Trade Act of Japan and related regulations. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent and Japan Securities Depository Center, Inc.

There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Pursuant to the Financial Instruments and Exchange Act of Japan and related regulations, a shareholder who has become, solely or jointly, a holder more than 5% of the total issued shares in a company that is listed on any stock exchange in Japan is required to file a report with the Finance Bureau of the Ministry of Finance, and with certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed report.

There is no provision in our articles of incorporation governing changes in the capital more stringent than is required by law.

For a discussion of rights of holders of ADSs, please see the “Description of American Depositary Shares” section of our Form F-1 Registration Statement (Reg. No. 333-184691), declared effective on May 14, 2013, as amended, hereby incorporated by reference.

10.C.    MATERIAL CONTRACTS

The Company has not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

10.D.    EXCHANGE CONTROLS

The Foreign Exchange and Foreign Trade Act and related regulations regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor” including “inward direct investment” by a Foreign Investor, and a payment from Japan to a foreign country or by a resident of Japan to a Non-Resident of Japan.

“Non-Residents of Japan” is defined as individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, but branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” is defined as:

•                  individuals who are Non-Residents of Japan;

•                  corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•                  corporations (i) of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan or (ii) a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan.

Under the Foreign Exchange and Foreign Trade Act and related regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by Non-Residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under the Foreign Exchange and Foreign Trade Act and related regulations, in general, a Non-Resident of Japan who acquires shares from a resident of Japan in a capital markets transaction is not subject to any prior filing requirement, although the Foreign Exchange and Foreign Trade Act and related regulations require such Non-Resident to obtain prior approval for any such acquisition from the Minister of Finance of Japan in certain limited circumstances. While such prior approval is not required in general, in each case where a resident of Japan receives a single payment of more than ¥30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

If a Foreign Investor acquires our shares and together with parties who have a special relationship with that Foreign Investor, holds 10% or more of our issued shares as a result of such acquisition, the Foreign Investor must, with certain limited exceptions, file a report of such acquisition with the Minister of Finance and any other competent Minister by the 15th day of the month immediately following the month in which such acquisition occurs. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

10.E.    TAXATION

The following is a discussion of the material Japanese and U.S. federal income tax consequences of an investment in the ADSs or common stock based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the ADSs or common stock, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs or common stock.

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of common stock or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force (including the laws regarding Special Reconstruction Income Tax which are effective from January 1, 2013) and as interpreted by the Japanese taxation authorities as of the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•                  the overall tax consequences of the acquisition, ownership and disposition of ADSs or common stock, including specifically the tax consequences under Japanese law;

•                  the laws of the jurisdiction of which they are a resident; and

•                  any tax treaty between Japan and their respective countries of residence, by consulting their own tax advisors.

For purposes of the Convention (as defined below) and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the common stock underlying the ADSs evidenced by the ADRs.

Generally, a non-resident individual of Japan or a non-Japanese corporation as a holder of ADSs or common stock is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, in general, are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident individual of Japan or a non-Japanese corporation is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as our common stock) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid by December 31, 2012, (ii) 7.147% for dividends to be paid from January 1, 2013 to December 31, 2013, (iii) 15.315% for dividends to be paid from January 1, 2014 to December 31, 2037, and (iv) 15% for dividends to be paid thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of a company. As of the date of this annual report, Japan has entered into income tax treaties, or conventions, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, and 10% under the income tax treaties with Australia, France, the United Kingdom and the United States).

Under the Convention between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Convention”), the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not have a permanent establishment in Japan is limited to 10% for most of qualified portfolio investors and 5% if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50% in certain cases) of the voting stock of the Japanese corporation. The Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

Under Japanese tax law, the maximum rate applicable under the Convention shall be applicable, subject to completion of below-described application procedures, except when such maximum rate is higher than the Japanese statutory rate, in which case the Japanese statutory rate is applicable.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by UBIC, Inc. must submit the required form in advance through UBIC, Inc. to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is Form 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of the competent tax office for the place where the payer resides, by the day before the payment of dividends and the other is Form 5 subtitled “Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of the competent tax office through the payer of dividends in eight months from the day following the base date of payment of dividends for application purposes for which Form 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary. A non-resident holder of ADSs or common stock who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable lax treaty.

Gains derived from the sale of the ADSs or common stock outside Japan, or from the sale of ADSs or common stock within Japan by a non-resident individual of Japan or a non-Japanese corporation, are in general not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within a certain prescribed level.

An individual who has acquired ADSs or common stock as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs or common stock purchased by a U.S. Holder pursuant to this offering. As used in this discussion, references to “we”, “our” and “us” refer only to UBIC, Inc.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ADSs or common stock that is for U.S. federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own our ADSs or common stock as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•                  financial institutions or financial services entities;

•                  broker-dealers;

•                  taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•                  tax-exempt entities;

•                  governments or agencies or instrumentalities thereof;

•                  insurance companies;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  certain expatriates or former long-term residents of the United States;

•                  persons that actually or constructively own 5 percent or more of our voting stock;

•                  persons that acquired our ADSs or common stock pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•                  persons that hold our ADSs or common stock as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•                  persons whose functional currency is not the U.S. dollar.

•                  persons who are not a U.S. Holder.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our ADSs or common stock. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ADSs or common stock through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ADSs or common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (IRS) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSS OR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ADSS OR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSS OR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions

A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ADSs or common stock. A cash distribution on such ADSs or common stock generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Japanese taxes withheld) will be reported to U.S. Holders as dividends. As it is our intention to pay such dividends in Japanese yen, the amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the Japanese yen, calculated by reference to the exchange rate in effect on the date the payment is received by the U.S. Holder, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of Japanese yen, it will be U.S. source ordinary income or loss.

Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by us.

We expect to be treated as a “qualified foreign corporation,” as contemplated by Code Section 1(h)(11)(C). Thus, with certain exceptions, if the applicable holding period and other requirements are satisfied, dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum regular tax rate accorded to long-term capital gains for tax years beginning before January 1, 2013, after which the regular U.S. federal income tax rate applicable to dividends is scheduled to return to the regular tax rate generally applicable to ordinary income. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends paid on our ADSs or common stock generally will be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common stock. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Taxation on the Disposition of Our ADSs or Common Stock

Upon a sale or other taxable disposition of our ADSs or common stock, a U.S. Holder generally will recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or common stock.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (and 20% thereafter, unless current rates are extended). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or common stock exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes After 2012

Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% Medicare tax on, among other things, dividends on, and capital gains from, the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their acquisition, ownership and disposition of our ADSs or common stock.

Passive Foreign Investment Company

A non-U.S. corporation will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unhooked intangibles associated with active business activities may generally be classified as active assets. A non-U.S. corporation will be treated as owning a proportionate share of the assets, and earning a proportionate share of the income, of any other corporation in which such non-U.S. corporation owns, directly or indirectly, more than 25% (by value) of the stock of such other corporation.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets, there can be no assurance that we will not be considered a PFIC for any taxable year. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs and/or common stock may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or common stock, as discussed below certain adverse tax consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held our ADSs or common stock, gain recognized by a U.S. Holder on a sale or other disposition of such ADSs or common stock would be allocated ratably over the U.S. Holder’s holding period for such ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of our ADSs or common stock to the extent it exceeds 125% of the average of the annual distributions on such ADSs or common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs and/or common stock.

In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders in taxable years prior to January 1, 2013 would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

10.F.     DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.   STATEMENT BY EXPERTS

Not applicable.

10.H.   DOCUMENTS ON DISPLAY

We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Copies of the Company’s annual report on Form 20-F and other periodic reports on Form 6-K are also available on our website at  http://ir.ubicna.com/sec_fc.cfm. In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at a 7F Meisan Takahama Building, 2-12-23, Konan, Minato-ku, Tokyo 108-0075, Japan.

10.I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed include fluctuations in interest rates on long-term bank borrowing, equity market price and foreign currency exchange rates giving rise to translation gain/loss.

Interest Rate Risk

Interests on secured long-term bank borrowings of ¥10.0 million as of March 31, 2013 are based on Tokyo InterBank Offered Rate, or TIBOR, plus 0.55%. We enter into interest rate swaps to manage fluctuation in cash flows of interest payment for the secured bank borrowings. Under the interest rate swaps, we receive variable interest rate payments on the same amount of the secured bank borrowing and make fixed interest rate payments, thereby effectively creating fixed interest rate long-term borrowing.

In addition, we entered into a ¥700.0 million, five-year syndicated loan arrangement with a consortium of banks on September 27, 2011. Interest on the syndicated loan is based on TIBOR plus 1.0%. As of March 31 2013, outstanding balance of the loan is ¥612.5 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31 2013, our analysis indicated that such a movement would have increased our interest expense by approximately ¥6.7 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2013, the fair value of such investments was ¥266.9 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥26.7 million as of March 31, 2013. See Note 2 to our consolidated financial statements.

Foreign Currency Risk

We have operations outside of Japan, therefore, a portion of our revenues and expenses are incurred in a currency other than Japanese yen. We do not utilize hedge instruments to manage the exposures associated with fluctuating currency exchange rates. Our operating results are exposed to changes in exchange rates between our functional currency, the Japanese yen, and the currency of the countries where we have operations. When Japanese yen weakens against foreign currencies, the Japanese yen value of revenues and expenses denominated in foreign currencies increases. When the Japanese yen strengthens, the opposite situation occurs.

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2012 results of operations. For the year ended March 31, 2013, the analysis indicated that such a movement would have decreased our revenues by approximately ¥15.5 million and would not have had a material effect on our operating income or net income.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.    DEBT SECURITIES

Not applicable.

12.B.    WARRANTS AND RIGHTS

Not applicable.

12.C.    OTHER SECURITIES

Not applicable.

12.D.    AMERICAN DEPOSITARY SHARES

Fees and charges payable by ADR holders

The Bank of New York Mellon (Depositary), as depositary of our ADSs, collects the following fees from holders of ADRs or intermediaries acting in their behalf. The Depositary may sell (by public or private sale) sufficient securities and property received prior to such deposit to pay such fees.:

Services	Fees (USD)
Taxes and other governmental charges	As applicable

Such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our shareholders’ register and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder

As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in the deposit agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of foreign currency	As applicable

The execution and delivery of Receipts and the surrender of Receipts	$5.00 or less per 100 ADR

Any cash distribution made pursuant to the Deposit Agreement	$.05 or less per ADR

D Annual fee for depositary services	$.05 or less per ADR

The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a results of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners

As applicable

Fees and other payments made by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to our ADR program and incurred by us in connection with the ADR program. The Depositary will reimburse us for up to $50,000 for expenses related to the establishment of our ADR program and up to $30,000 annually for expenses related to the administration and maintenance of the our ADR program. As of March 31, 2013, our ADR program had not yet been established and, therefore, no reimbursements from the Depositary were received.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies, or an attestation report of the Company’s independent registered public accounting firm due to the transition period provided by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, for emerging growth companies.

ITEM 16.    [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Statutory Auditors has determined that Mr. Sudo is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Sudo met the independence requirements, as the term is defined under the Nasdaq Global Market listing standards. For details regarding Mr. Sudo’s business experiences, see “Item 6.A. Directors and Senior Management.”

ITEM 16B.   CODE OF ETHICS

We have adopted a code of ethics that applies to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics is attached as an exhibit to this annual report for reference.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC (“EYSN”) served as our independent registered public accounting firm for the years ended March 31, 2011, 2012 and 2013.

The chart below sets forth the aggregate fees for professional services and other services rendered by EYSN and its member firms in fiscal 2012 and 2013.

	For the fiscal years ended March 31
	2012	2013
	(in millions)
Audit Fees (1)	¥12	¥119

Tax Fees	—	1

Other Service Fees (2)	16	1
Total	¥28	¥121

(1)            Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.

(2)            Other service fees consist primarily of fees billed for a non-audit financial advisory services in preparation for an initial public offering in the U.S.

Board of Company Auditors Pre-Approval Policies and Procedures

Our Board of Statutory Auditors has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by our independent registered public accounting firm in accordance with Rule 2-01 (c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, our Board of Statutory Auditors must pre-approve individual audit and non-audit services to be provided to us by our independent registered accounting firm and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by independent registered public accounting firm.

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2013 were pre-approved by our Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c )(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 5605(c) of the NASDAQ Listing Rules, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with Boards of Statutory Auditors meeting certain requirements. For a NASDAQ-listed Japanese company with a Board of Statutory Auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•                                          The Board of Statutory Auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with statutory auditors,

•                                          Japanese law must and does require the Board of Statutory Auditors to be separate from the Board of Directors,

•                                          None of the members of the Board of Statutory Auditors may be elected by management, and none of the listed company’s executive officers may be a member of the Board of Statutory Auditors,

•                                          Japanese law must and does set forth standards for the independence of the members of the Board of Statutory Auditors from the listed company or its management, and

•                                          The Board of Statutory Auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

To the extent permitted by Japanese law:

•                                          The Board of Statutory Auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters,

•                                          The Board of Statutory Auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties, and

•                                          The listed company must provide for appropriate funding, as determined by its Board of Statutory Auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the Board of Statutory Auditors, and (iii) ordinary administrative expenses of the Board of Statutory Auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Statutory Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Nasdaq Listing Rule 5615 provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission or on its website each requirement of Rule 5600 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements.

Nasdaq Listing Rule 5605(b), Rule 5605(d) and Rule 5605(e) require that (i) a majority of our Board of Directors be independent directors as defined in Rule 5605(a)(2), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by our Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Companies Act of Japan, including us, there is no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to our board of statutory auditors, who are separate and independent from the company’s management. 50% or more of our statutory auditors are required to be “outside” statutory auditors who must meet additional independence requirements under the Companies Act of Japan. An “outside” statutory auditor is defined in the Companies Act of Japan as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment.

Nasdaq Listing Rule 5605(c) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 5605(c)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 5605(a)(2), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. We employ a board of statutory auditors as described above.  With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of company auditors meeting certain criteria.

Nasdaq Listing Rule 5620(c) provides that each issuer provide for a quorum as specified in its by-laws for any meeting of holders of common stock, which shall be at least 33 1/3% of the outstanding shares of the issuer’s voting common stock. We provide for a quorum as specified in our articles of incorporation for a special resolution for resolution of material corporate actions, which shall be at least one-third of our outstanding shares of voting common stock. Also, the Companies Act of Japan requires a quorum for the election or removal of directors or statutory auditors.

Nasdaq Listing Rule 5620(b) provides that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. As a Japanese company whose shares are listed on the securities exchanges defined in the Financial Instrument and Exchange Act of Japan, we may, but are not required to, solicit proxies for meetings of shareholders. If we solicit proxies for a meeting of shareholders, we are required to provide proxy statements and documents for reference as provided for in the Financial Instrument and Exchange Act of Japan and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.

Nasdaq Listing Rule 5630(a) provides that each issuer conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the Board of Directors. Following the requirements of the Companies Act of Japan, we require a director to obtain the approval of the Board of Directors in order for such director to accept a transfer of one of our products or any of our other assets, to transfer a product or any other asset of such director to us, to receive a loan from us, or to effect any other transaction with us, for himself or a third-party.

Nasdaq Listing Rule 5635 provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraphs (a), (b), (c) or (d) of Rule 5635. Where a Japanese joint stock company (kabushiki kaisha) like us issues common shares under the Companies Act of Japan, it is necessary for the Board of Directors to determine the conditions of issuance; provided, however, that this shall not apply if the articles of incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, our articles of incorporation do not provide for any such exception. Additionally, if we  issue common stock to persons other than shareholders at a specially favorable issue price, even when there are provisions related thereto in the articles of incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Index to Exhibits

UBIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

All schedules are omitted as permitted by the rules and regulations of the Securities and Exchange Commission, as the required information is presented in the notes to consolidated financial statements, or the schedules are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UBIC, Inc.

We have audited the accompanying consolidated balance sheets of UBIC, Inc. and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBIC, Inc. and subsidiaries at March 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 31, 2013

UBIC, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2012 and 2013

	Thousands of Yen
	2012	2013
ASSETS

Current Assets:
Cash and cash equivalents	¥2,410,304	¥1,195,142
Current portion of investment	—	100,820
Trade receivables:
Trade accounts receivable	984,562	1,154,773
Receivables from related party	2,833	3,991
Prepaid expenses	85,691	104,284
Deferred tax assets	110,105	73,217
Other current assets	49,525	137,983
Total Current Assets	3,643,020	2,770,210

Property and equipment—net	376,763	789,324
Capitalized computer software costs—net	481,747	832,941
Other intangible assets—net	3,900	5,064
Investments in securities	273,615	266,865
Rental deposits	89,039	99,082
Deferred IPO costs	83,639	273,488
Deferred tax assets	485	—
Other assets, net of allowance for doubtful accounts of ¥4,983 thousand and nil as of March 31, 2012 and 2013, respectively	27,468	40,303

TOTAL ASSETS	¥4,979,676	¥5,077,277

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2012 and 2013

	Thousands of Yen
	2012	2013
LIABILITIES AND EQUITY

Current Liabilities:
Trade payables:
Trade accounts payable	¥436,852	¥504,637
Payables to related party	5,284	861
Short-term debt	62,500	—
Current portion of long-term debt	138,520	188,241
Accrued income taxes	840,911	138,806
Accrued consumption taxes	76,571	13,474
Retirement and severance benefits—current	1,441	4,082
Accrued expenses	116,442	174,141
Other current liabilities	85,054	46,209
Total Current Liabilities	1,763,575	1,070,451

Noncurrent Liabilities:
Long-term debt	400,020	447,284
Retirement and severance benefits—noncurrent	10,415	6,264
Deferred tax liabilities	32,159	149,237
Other liabilities	33,953	27,069
Total Noncurrent Liabilities	476,547	629,854

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 7,200,000 shares; Issued and outstanding, 2,912,022 shares and 3,193,136 shares at March 31, 2012 and 2013, respectively	858,424	911,774
Additional paid-in capital	440,946	547,872
Retained earnings	1,328,679	1,779,102
Accumulated other comprehensive income	99,513	121,742
Treasury stock, at cost—56 shares at March 31, 2012 and 2013	(26)	(26)
Total UBIC, Inc. shareholders’ equity	2,727,536	3,360,464

NONCONTROLLING INTERESTS	12,018	16,508

Total Equity	2,739,554	3,376,972

TOTAL LIABILITIES AND EQUITY	¥4,979,676	¥5,077,277

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Income

For the years ended March 31

	Thousands of Yen
	2011	2012	2013

Revenue	¥2,635,430	¥5,095,939	¥4,678,757
Revenue from a related party	40,764	27,862	20,936
Operating revenue from reimbursed direct costs	9,899	12,427	12,407
Total revenue	2,686,093	5,136,228	4,712,100

Cost of revenue	966,352	1,600,425	1,845,236
Reimbursed direct costs	9,899	12,427	12,407
Selling, general and administrative expenses	669,742	1,153,438	1,949,023
Total operating expense	1,645,993	2,766,290	3,806,666

Operating income	1,040,100	2,369,938	905,434

Interest income	3,410	2,052	1,326
Interest expense	(14,262)	(13,360)	(23,474)
Foreign currency exchange gains (losses)	(39,942)	10,294	165,664
Dividend income	—	4,500	4,500
Other—net	1,296	655	(3,055)

Income before income taxes	990,602	2,374,079	1,050,395

Income taxes	202,827	1,003,441	449,884

Net income	787,775	1,370,638	600,511

Less: Net income (loss) attributable to noncontrolling interests	(933)	2,951	4,490

Net income attributable to UBIC, Inc. shareholders	¥788,708	¥1,367,687	¥596,021

	Yen
	2011	2012	2013
Net income attributable to UBIC, Inc. shareholders per share:
Basic	¥334	¥515	¥189
Diluted	249	422	183

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended March 31

	Thousands of Yen
	2011	2012	2013

Net income	¥787,775	¥1,370,638	¥600,510

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(894)	6,166	25,502
Unrealized holding gains (losses) on securities:
Amount arising during the period	68,592	29,892	(4,344)
Adjustments related to retirement and severance benefits:
Amount arising during the period	418	(287)	1,071

Total other comprehensive income	68,116	35,771	22,229

Total comprehensive income	855,891	1,406,409	622,739

Less: Comprehensive income (loss) attributable to noncontrolling interests	(933)	2,951	4,490

Total comprehensive income attributable to UBIC, Inc. shareholders	¥856,824	¥1,403,458	¥618,249

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Equity

For the years ended March 31

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Non- controlling Interests	Total Equity

Balance at April 1, 2010	2,324,000	¥605,987	¥456,043	¥(807,986)	¥(4,374)	¥(17)	¥	¥249,653

Comprehensive income:
Net income				788,708			(933)	787,775
Other comprehensive income, net of tax					68,116			68,116
Conversion of convertible notes	204,472	38,000	36,808					74,808
Common stock issued under share-based compensation plans	102,400	161,637	(148,870)					12,767
Purchase of treasury stock						(9)		(9)
Share-based compensation			1,134					1,134
Stock issuance by newly established subsidiary							8,000	8,000

Balance at April 1, 2011	2,630,872	805,624	345,115	(19,278)	63,742	(26)	7,067	1,202,244

Comprehensive income:
Net income				1,367,687			2,951	1,370,638
Other comprehensive income, net of tax					35,771			35,771
Conversion of convertible notes	281,150	52,800	51,563					104,363
Share-based compensation			44,268					44,268
Stock issuance by newly established subsidiary							2,000	2,000
Dividends paid				(19,730)				(19,730)

Balance at March 31, 2012	2,912,022	¥858,424	¥440,946	¥1,328,679	¥99,513	¥(26)	¥12,018	¥2,739,554

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non- controlling Interests	Total Equity

Balance at March 31, 2012	2,912,022	¥858,424	¥440,946	¥1,328,679	¥99,513	¥(26)	¥12,018	¥2,739,554

Comprehensive income:
Net income				596,021			4,490	600,511
Other comprehensive income, net of tax					22,229			22,229
Conversion of convertible notes	281,114	53,350	52,007					105,357
Share-based compensation			54,919					54,919
Dividends paid				(145,598)				(145,598)

Balance at March 31, 2013	3,193,136	¥911,774	¥547,872	¥1,779,102	¥121,742	¥(26)	¥16,508	¥3,376,972

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31

	Thousands of Yen
	2011	2012	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥787,775	¥1,370,638	¥600,511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,213	129,364	305,991
Share-based compensation expense	1,134	44,268	54,919
Deferred income taxes	(136,688)	(7,899)	152,484
Foreign currency exchange losses (gains)	20,513	(6,811)	(168,102)
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(828,196)	(65,198)	(87,892)
Decrease (increase) in receivables from related party	12,746	5,205	(1,158)
Decrease (increase) in prepaid expenses	(6,510)	(54,774)	29,480
Increase in other current assets	—	(41,130)	(82,354)
Increase in rental deposits	(8,778)	(36,440)	(6,482)
Increase in trade accounts payable	118,820	36,246	130,217
Increase (decrease) in payables to related party	—	5,284	(4,423)
Increase (decrease) in accrued consumption taxes	46,570	33,342	(63,390)
Increase (decrease) in accrued income taxes	345,723	493,766	(702,162)
Increase (decrease) in accrued expense and other current liabilities	30,593	136,344	(18,827)
Other—net	10,885	1,344	(20,405)
Net cash provided by operating activities	452,800	2,043,549	118,407

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment	—	—	(100,820)
Purchase of property and equipment	(19,623)	(242,607)	(514,277)
Capitalized computer software costs	(206,701)	(275,298)	(515,814)
Other—net	(1,388)	(2,319)	(1,792)
Net cash used in investing activities	(227,712)	(520,224)	(1,132,703)

UBIC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Three Years in the Period Ended March 31, 2013

	Thousands of Yen
	2011	2012	2013

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	—	150,000	950,000
Repayment of short-term debt	(30,000)	(87,500)	(1,012,500)
Proceeds from long-term bank borrowings	—	316,667	350,000
Repayment of long-term bank borrowings	(159,260)	(141,700)	(187,499)
Proceeds from issuance of common stock	11,575	—	—
Proceeds from issuance of convertible notes	285,000	—	—
Proceeds from issuance of common stock to noncontrolling shareholders by newly established subsidiary	8,000	2,000	—
Dividends paid	—	(19,730)	(145,598)
Payment of IPO costs	—	(3,819)	(217,670)
Other—net	(1,419)	(2,708)	(19,712)
Net cash provided by (used in) financing activities	113,896	213,210	(282,979)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8,922)	(1,443)	82,113
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	330,062	1,735,092	(1,215,162)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	345,150	675,212	2,410,304

CASH AND CASH EQUIVALENTS, END OF YEAR	¥675,212	¥2,410,304	¥1,195,142

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥8,489	¥7,971	¥23,474
Income taxes paid/(refunds received)—net	(14,197)	544,560	1,002,513

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets under capital lease arrangements	¥—	¥—	¥14,553
Conversion of convertible notes to common stock	74,808	104,363	105,357
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	53,602	154,900	137,634
Asset retirement obligation	—	7,309	—
Outstanding payment for deferred IPO costs	—	79,820	51,999

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.              NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — UBIC, Inc. (“UBIC”) is a Japanese corporation established on August 8, 2003, whose principal office is located in Japan. UBIC and its subsidiaries (collectively, the “Company”) provide solutions, employing advanced technologies, for corporate litigation strategy and crisis management. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company’s customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise.

Basis of Financial Statements — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation, certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to depreciation of property and equipment, share-based compensation, valuation of deferred tax assets, appropriation of accumulated deficit and deferred U.S. Initial Public Offering (“IPO”) costs.

Reclassification — Certain reclassifications have been made to prior periods to conform to the current year presentations.

Principles of Consolidation — The consolidated financial statements include the accounts of UBIC and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, and estimated useful lives of fixed assets and intangible assets with finite useful lives. Actual results could differ from those estimates.

Foreign Currency Translation — The assets and liabilities of foreign subsidiaries with functional currencies other than Japanese yen are translated into Japanese yen at the rate of exchange at the balance sheet date. Income and expense accounts are translated at the average rates of exchange for the respective reporting period. The resulting translation adjustments are included in other comprehensive income.

Cash Equivalents — The Company defines cash equivalents as all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less at the time of purchase.

Investment — Investment consists of a time deposit with an original maturity of more than three months.

Allowance for Doubtful Accounts — Allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon an evaluation of potential losses in the outstanding receivables.

Deferred IPO Costs — Incremental costs directly associated with the Company’s IPO which occurred subsequent to March 31, 2013, such as consulting costs and legal fees, are capitalized and recorded as deferred IPO costs. These costs will be netted against the gross proceeds of the IPO and recorded in additional paid-in capital (see Note 21).

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization of property and equipment, including assets under capital lease, are computed using the straight-line method based on either the estimated useful lives of the assets or the lease period, whichever is shorter.

The useful lives for depreciation and amortization by major asset classes are as follows:

Leasehold improvements	5 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 years

Capitalized Computer Software Costs — The Company capitalizes costs of computer software developed and purchased for internal use. Costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Capitalized costs are amortized, beginning in the period each module or component of the product is ready for its intended use, on a straight-line basis over the estimated useful life of the product, mainly five years.

Leases — Capital leases are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the balance of the obligation. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets — The Company reviews the carrying value of long-lived assets or a related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions.

Investments in Securities — The Company classifies investments in equity securities that have readily determinable fair values as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis. The cost of securities sold is determined based on the average cost method.

The Company reviews the fair values of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. Fair value is determined based on quoted market prices. If the decline in fair value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in fair value are determined taking into consideration the duration of the decline in fair value of the security and the severity of the decline, the financial condition and near term prospects of the investee and the intent and ability of the Company to hold the equity security until forecasted recovery. The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other than temporary.

Retirement and Severance Benefits — The Company has defined benefit severance indemnities plans. The benefit obligation at March 31, the measurement date, is recognized in the consolidated balance sheet. The benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of income and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

Asset Retirement Obligations — The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and included in other liabilities. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the asset’s useful life.

Convertible Notes — The Company accounts for convertible notes according to their stated redemption value net of discount. The Company classifies the convertible notes as a liability or equity on the consolidated balance sheet according to the nature of the redemption feature. Discounts on convertible notes are amortized as interest expense over the redemption period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments, such as interest rate swap contracts, in the consolidated balance sheets as either assets or liabilities and they are measured at fair value regardless of the purpose or intent for using them.

The Company does not designate derivative financial instruments as hedging instruments nor apply hedge accounting. Accordingly, changes in fair value of the derivative financial instruments are recognized in earnings immediately.

Revenue Recognition — The Company has agreements with customers pursuant to which it performs various services. A majority of the Company’s revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that the Company earns and bills for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. While the unit prices for providing the services are agreed in advance, the scope and volume of services to be performed can change depending on customers’ requests, which are made on an optional and “as needed” basis, and customers may choose not to request performance of additional services or may obtain similar services from other service providers.

The Company recognizes revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, the Company has identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the customers because the Company or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. The Company uses the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocates revenue to the various units of accounting in the arrangements based on the stated prices. The Company recognizes revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured based on evidence of an arrangement.

The Company has revenue related to the reimbursement of certain direct costs by customers, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of income as “Operating revenue from reimbursed direct costs” and as “Reimbursed direct costs.”

Consumption tax — Consumption tax collected and remitted to tax authorities is excluded from revenues, cost of sales and expenses in the consolidated statements of income.

Advertising — Advertising costs are expensed as incurred and are recorded in “Selling, general and administration expenses.”

Share-Based Compensation — The Company measures the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant-date and recognizes the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested.

Income Taxes — Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of income. The Company had no unrecognized tax benefits during the years ended March 31, 2011, 2012 and 2013.

Net Income Attributable to UBIC, Inc. Shareholders Per Share — Basic net income attributable to UBIC, Inc. shareholders per share is computed using the weighted-average number of shares of common stock outstanding during each year. Diluted net income attributable to UBIC, Inc. shareholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Other Comprehensive Income — Other comprehensive income consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiary, unrealized holding gains or losses on available-for-sale securities and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” which adds disclosure requirements about transfers in and out of Levels 1 and 2 and separate disclosures about activity relating to Level 3 measurements and clarifies input and valuation techniques. This ASU was effective for the annual reporting period beginning after December 15, 2009 and the Company adopted this ASU in the first quarter of fiscal year beginning April 1, 2010. See Note 12 for additional information about fair value measurements.

In February 2010, the FASB issued ASU 2010-9 “Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.” This ASU amends disclosure requirements within Subtopic 855-10. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This change alleviates potential conflicts between Subtopic 855-10 and the SEC’s requirements. ASU 2010-9 is effective for interim and annual periods ending after June 15, 2010. The Company’s disclosure on subsequent events in Note 21 is made in accordance with this ASU.

In July 2010, the FASB issued ASU No. 2010-20, “Receivables: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which requires new disclosures and enhances existing disclosures about the credit quality of financing receivables and the allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and the Company adopted this ASU in the third quarter of fiscal year beginning April 1, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted this ASU in the fourth quarter of fiscal year beginning April 1, 2010. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income: Presentation of Comprehensive Income,” which improves the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to report comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The Company adopted this ASU in the fiscal year beginning April 1, 2010, other than the adoption of the presentation of reclassifications of items out of accumulated comprehensive income which has been deferred. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

On April 1, 2011, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2010-29, “Business Combinations,” which clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in business combination when comparative financial statements are presented and improves the usefulness of the pro forma revenue and earnings disclosure. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

On April 1, 2012, the Company adopted ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). See Note 12 for additional information about fair value measurements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,” which permits an entity the option to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired and thereby reduce the cost and complexity of performing impairment tests for indefinite-lived intangible assets other than goodwill, and improve consistency in impairment testing among long-lived asset categories. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted. The application of this ASU is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company is currently evaluating the impact of adopting this guidance.

2.              INVESTMENTS IN SECURITIES

Available-for-sale securities

Information regarding securities classified as available-for-sale securities as of March 31, 2012 and 2013, is as follows:

	Thousands of Yen
March 31, 2012	Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥166,050	¥—	¥273,600

March 31, 2013
Available-for-sale securities:
Equity securities	¥107,550	¥159,300	¥—	¥266,850

3.              ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2011, 2012 and 2013, is as follows:

	Thousands of Yen
	2011	2012	2013
Balance at beginning of year	¥4,983	¥4,983	¥4,983
Reversal of provision for doubtful accounts	—	—	(4,983)
Balance at end of year	¥4,983	¥4,983	¥—

4.              PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2012 and 2013, consists of the following:

	Thousands of Yen
	2012	2013
Leasehold improvements	¥109,141	¥112,296
Furniture and fixtures	95,476	99,520
Computers	336,338	873,716
Assets under capital lease, principally office equipment	5,153	19,706
Total	546,108	1,105,238
Accumulated depreciation	(169,345)	(315,914)
Property and equipment—net	¥376,763	¥789,324

5.              LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥5,153 thousand and ¥3,402 thousand, respectively, at March 31, 2012 and ¥19,706 thousand and ¥6,796 thousand, respectively, at March 31, 2013.

Operating Leases — UBIC leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under noncancellable operating lease arrangements.

Expenses related to operating leases for the years ended March 31, 2011, 2012 and 2013, were ¥127,709 thousand, ¥174,503 thousand and ¥183,117 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2013, the future minimum lease payments under noncancellable operating leases and capital leases are as follows:

	Thousands of Yen
Years ending March 31	Operating Leases	Capital Leases
2014	¥49,529	¥3,470
2015	47,479	3,059
2016	30,204	3,059
2017	—	3,059
2018	—	934
Total minimum lease payments	¥127,212	13,581
Less amounts representing interest		556
Present value of minimum lease payments		13,025
Less current portion		3,241
Noncurrent portion		¥9,784

6.              CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use.

The following is a summary of capitalized computer software costs as of March 31, 2012 and 2013:

	Thousands of Yen
	2012	2013
Balance at beginning of year	¥505,160	¥807,370
Costs capitalized during year	302,106	513,301
Disposal	—	(2,158)
Foreign currency translation	104	1,278
Balance at end of year	807,370	1,319,791
Accumulated amortization, end of year	(325,623)	(486,850)
Capitalized computer software costs—net	¥481,747	¥832,941

Included in the above are capitalized software costs for projects in progress of ¥7,997 thousand and ¥91,107 thousand at March 31, 2012 and 2013, respectively. For the years ended March 31, 2011, 2012 and 2013, the Company recognized amortization expenses related to capitalized software development costs of ¥30,364 thousand, ¥72,751 thousand and ¥162,737 thousand, respectively.

The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Years ending March 31	Thousands of Yen
2014	¥198,893
2015	196,139
2016	173,329
2017	129,992
2018	43,481

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs were not incurred during the year ended March 31, 2011. Research and development costs incurred during the years ended March 31, 2012 and 2013 amounted to ¥12,288 thousand and ¥24,086 thousand, respectively.

7.              SHORT-TERM AND LONG-TERM DEBT

Short-term debt of ¥62,500 thousand as of March 31, 2012, consists of bank borrowings with a weighted average interest rate of 0.7 percent.

The components of long-term debt as of March 31, 2012 and 2013, are summarized as follows:

	Thousands of Yen
	2012 Weighted average interest rate	2012 Balance	2013 Weighted average interest rate	2013 Balance
Unsecured convertible notes due 2015, zero coupon, net of unamortized discount of ¥3,300 thousand at March 31, 2012	1.0%	¥106,700		¥—
Bank borrowings:
Secured by equity securities, various rates and various maturities through 2016	2.0%	247,143	2.1%	272,500
Unsecured, various rates and various maturities through 2016	1.6%	182,857	2.1%	350,000
Capital lease obligations	4.1%	1,840	2.0%	13,025
		538,540		635,525
Less: current portion		138,520		188,241
		¥400,020		¥447,284

The aggregate annual maturities of long-term debt after March 31, 2013, are as follows:

Years ending March 31	Thousands of Yen
2014	¥188,241
2015	177,894
2016	177,951
2017	90,510
2018	929
¥635,525

The Company pledged available-for-sale securities with a carrying value of ¥273,600 thousand and ¥266,850 thousand as security for bank borrowings of ¥247,143 thousand and ¥272,500 thousand as of March 31, 2012 and 2013, respectively. As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Credit Line

The Company entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2012 and 2013 was ¥50,000 thousand. Under a ¥700,000 thousand five year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, the Company borrowed ¥350,000 thousand when the arrangement was signed and an additional ¥350,000 thousand in May 2012. There was no unused balance under this arrangement as of March 31, 2013.

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that matures on December 27, 2013. The extension of maturity date of the credit facility is subject to the consortium’s approval. There were no borrowings under this credit facility as of March 31, 2013.

Convertible Notes

In April 2010, the Company issued zero coupon convertible notes due in April 2015 in the aggregate face amount of ¥300,000 thousand for ¥285,000 thousand. The notes were convertible to equity shares at the option of the holders at a price of ¥391 per share at any time on or after April 13, 2010. The Company was not required to bifurcate any of the embedded features contained in the notes for accounting purposes. On March 14, 2011, and February 28 and May 15, 2012, convertible notes were converted into 204,472, 281,150 and 281,114 equity shares of the Company, respectively. The carrying amount of convertible notes, including any unamortized discount, was credited to the capital account (net of issuance costs) upon conversion, and no gain or loss was recognized. None of the convertible notes remained outstanding as of March 31, 2013.

Financial Covenants

There are restrictive covenants related to the borrowings under the credit line including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of UBIC, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168,013 thousand on a stand-alone basis and ¥1,173,145 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC shall not record ordinary losses in any two consecutive fiscal years. UBIC is in compliance with these restrictive covenants at March 31, 2013.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2013, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of UBIC, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC shall not record ordinary losses in any two consecutive fiscal years. UBIC is in compliance with these restrictive covenants at March 31, 2013.

8.              RETIREMENT AND SEVERANCE BENEFITS

The Company has defined benefit plans which consist primarily of the defined benefit indemnities plan covering substantially all employees in Japan. Under the severance indemnities plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause.

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2012 and 2013, are as follows:

	Thousands of Yen
	2012	2013
Change in benefit obligation:
Benefit obligation at beginning of year	¥8,027	¥11,856
Service cost	3,604	7,129
Interest cost	57	66
Actuarial (gain) loss	484	(1,665)
Benefits paid	(273)	(1,766)
Foreign currency exchange rate changes	(43)	283
Benefit obligation at end of year	¥11,856	¥15,903

Change in plan assets:
Fair value of plan assets at beginning of year	¥—	¥—
Employer contribution	—	5,557
Fair value of plan assets at end of year	—	5,557

Funded status at end of year	¥(11,856)	¥(10,346)

The accumulated benefit obligations as of March 31, 2012 and 2013 are ¥10,653 thousand and ¥15,207 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2013, are as follows:

	Thousands of Yen
	2012	2013
Accrued retirement cost—current	¥1,441	¥4,082
Accrued retirement cost—noncurrent	10,415	6,264
Amount recognized	¥11,856	¥10,346

Net periodic retirement cost for the years ended March 31, 2011, 2012 and 2013, consists of the following components:

	Thousands of Yen
	2011	2012	2013
Service cost	¥2,626	¥3,604	¥7,129
Interest cost	46	57	66
Net periodic retirement cost	¥2,672	¥3,661	¥7,195

Amounts recognized in other comprehensive income (loss), net of tax, for the years ended March 31, 2011, 2012 and 2013, are as follows:

	Thousands of Yen
	2011	2012	2013
Actuarial gain (loss)	¥418	¥(287)	¥1,071

Amounts recognized in accumulated other comprehensive income (loss), net of tax,  as of March 31, 2012 and 2013, are as follows:

	Thousands of Yen
	2012	2013
Accumulated actuarial gain (loss)	¥(263)	¥808

The Company uses its year-end as the measurement date for the benefit obligation. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2012	2013
Discount rate	0.70%	0.26%
Rate of compensation increase	2.77%	4.86%

Weighted-average assumptions used to determine the net periodic retirement cost for the years ended March 31, 2011, 2012 and 2013, are as follows:

	2011	2012	2013
Discount rate	0.75%	0.75%	0.70%
Rate of compensation increase	1.50%	1.50%	2.77%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31	Thousands of Yen
2014	¥4,082
2015	2,538
2016	2,282
2017	2,515
2018	1,873
2019 through 2013	3,186

The Company expects to contribute ¥7,200 thousand to its defined benefit pension plan in the year ending March 31, 2014.

Plan assets cover the defined benefit plan for employees of a certain subsidiary. The Company’s funding policy with respect to the plan is to contribute annually its employees’ monthly salary to the plan. Plan assets are life insurance pooled investment portfolios, which are managed by an insurance company and guarantee a rate of return. The life insurance pooled investment portfolios are valued at conversion value and are classified as Level 2.

9.              ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original conditions. The movements in asset retirement obligations for the years ended March 31, 2012 and 2013, are as follows:

	Thousands of Yen
	2012	2013
Balance at beginning of year	¥10,101	¥17,603
Liabilities incurred during the year	7,309	—
Accretion expense	193	271
Balance at end of year	¥17,603	¥17,874

10.       FINANCIAL INSTRUMENTS

Fair value estimates and information about valuation methodologies regarding financial instruments are as follows:

Quoted market prices, where available, are used to estimate the fair values of financial instruments. In the absence of quoted market prices, fair values for such financial instruments are estimated using an income approach, based on discounted cash flows, or other valuation techniques.

Cash and cash equivalents, Short-term investment, Trade receivables, Trade payables and Short-term debt

The carrying amount approximates the fair value because of the short maturity of these instruments.

Long-term debt

The fair value of bank borrowings is estimated based on the present value of future cash flows using the Company’s borrowing rate for the same contractual terms.

The fair value of the convertible notes is estimated based on the quoted market price of the Company’s equity shares multiplied by the number of equity shares issued if converted on the balance sheet date as the Company’s share price was higher than the conversion price.

	Thousands of Yen
	2012		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	¥2,410,304	¥2,410,304	¥1,195,142	¥1,195,142
Short-term investment	—	—	100,820	100,820
Trade receivables:
Trade accounts receivable	984,562	984,562	1,154,773	1,154,773
Receivables from related party	2,833	2,833	3,991	3,991

Liabilities:
Trade payables:
Trade accounts payable	436,852	436,852	504,637	504,637
Payables to related party	5,284	5,284	861	861
Short-term debt	62,500	62,500	—	—
Long-term debt:
Bank borrowings	430,000	432,214	622,500	624,493
Convertible notes	106,700	2,558,465	—	—

Refer to Note 8 for fair value of the life insurance pooled investment portfolios and Note 12 for fair values of equity securities and derivative financial instruments.

The level of the fair value hierarchy within the fair value measurement of cash equivalents is Level 1 and that of short-term investments, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk — Trade accounts receivable from the Company’s three largest customers accounted for approximately 78.6% and 70.8% of the Company’s trade accounts receivable as of March 31, 2012 and 2013, respectively.

The Company conducts business based on periodic evaluations of the customers’ financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit.

11.       DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

The Company’s exposure to interest rate risk is related to underlying long-term bank borrowings. In order to minimize the variability caused by interest rate risk, the Company enters into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments on long-term bank borrowings in the amount of ¥110,000 thousand and ¥10,000 thousand as of March 31, 2012 and 2013, respectively, and makes fixed interest rate payments, thereby effectively creating fixed interest rate long-term bank borrowings.

The Company does not designate the interest rate swap contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, all interest rate swap contracts are measured at fair value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

As of March 31, 2012 and 2013, the fair values of interest rate swaps were ¥815 thousand and ¥23 thousand, respectively, and are included in “Other liabilities” in the consolidated balance sheets. Changes in the fair value of interest rate swaps resulted in the recognition of  gains of ¥3,100 thousand, ¥2,139 thousand and ¥792 thousand  for the years ended March 31, 2011, 2012 and 2013, respectively and are included in “Other—net” in the consolidated statements of income. During the years ended March 31, 2011, 2012 and 2013, interest paid on the interest rate swap contracts was  ¥4,322 thousand, ¥2,652 thousand and ¥927 thousand, respectively, and is included in “Interest expense” in the consolidated statements of income.

12.       FAIR VALUE MEASUREMENTS

ASC Topic 820, “Fair Value Measurements” establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — Directly or indirectly observable inputs other than those included in Level 1, such as quoted market prices for similar assets and liabilities in active markets, quoted prices for identical assets in inactive markets, or inputs derived principally from or corroborated by observable market data

Level 3 — Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions and best estimate of what inputs market participants would use in pricing an asset or liability

Investments in equity securities

The Company has investments in certain equity securities for which quoted market prices are available to determine their fair value and are included in Level 1.

Derivative financial instruments

Derivative financial instruments consist of interest rate swaps. The fair value of interest rate swaps is based on the present value of expected future cash flows using zero coupon rates, which is derived principally from observable market data. These interest rate swaps are included in Level 2.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and 2013, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification
Recurring Basis	Value	Value	Level 1	Level 2	Level 3
March 31, 2012:
Assets:
Available-for-sale securities:
Equity securities	¥273,600	¥273,600	¥273,600	¥—	¥—

Liabilities:
Derivatives—Interest rate swaps	815	815	—	815	—

March 31, 2013:
Assets:
Available-for-sale securities:
Equity securities	266,850	266,850	266,850	—	—

Liabilities:
Derivatives—Interest rate swaps	23	23	—	23	—

13.       INCOME TAXES

Income from operations before income taxes and income taxes for the years ended March 31, 2011, 2012 and 2013, consist of the following components:

	Thousands of Yen
	2011	2012	2013
Income from operations before income taxes:
Domestic	¥996,687	¥2,312,763	¥993,179
Foreign	(6,085)	61,316	57,216
Total	¥990,602	¥2,374,079	¥1,050,395
Income taxes-current
Domestic	¥339,470	¥996,521	¥267,982
Foreign	45	14,819	29,417
Total	¥339,515	¥1,011,340	¥297,399
Income taxes-deferred
Domestic	¥(137,411)	¥(6,609)	¥142,028
Foreign	723	(1,290)	10,457
Total	¥(136,688)	¥(7,899)	¥152,485

For the years ended March 31, 2011, 2012 and 2013, ¥202,827 thousand, ¥1,003,441 thousand and ¥ 449,884 thousand were recorded as income tax expenses attributable to operations and ¥47,074 thousand, ¥20,656 thousand and ¥890 thousand were recognized as income tax expenses attributable to other comprehensive income, respectively.

The tax effects of temporary differences and operating loss carryforwards giving rise to deferred tax balances at March 31, 2012 and 2013 are as follows:

	Thousands of Yen
	2012		2013
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Impairment loss on investments in securities	¥44,381	¥—	¥44,381	¥—
Depreciation and amortization	10,856	8,893	11,441	52,209
Accrued municipal governments tax	59,057	—	12,088	—
Research and development cost for internal use software	3,053	—	1,224	—
Deferred revenue	13,537	—	5,911	—
Accrued bonus	25,657	—	29,473	—
Accrued vacation	5,196	—	14,215	—
Asset retirement obligations	6,274	—	7,344	—
Operating loss carryforwards	2,701	—	20,933	—
Accounts payable	—	—	27,472	—
Unrealized gain on available-for-sale securities	—	59,180	—	56,775
IPO costs	—	30,340	—	103,953
Unrealized foreign exchange gains	—	—	—	23,983
Others	13,509	6,576	20,699	11,425
Total	184,221	104,989	195,181	248,345
Valuation allowance	(801)	—	(22,856)	—
Total	¥183,420	¥104,989	¥172,325	¥248,345

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2012 and 2013.

For the year ended March 31, 2011, UBIC utilized operating loss carryforwards of ¥216,152 thousand to offset current taxable income. In addition, during the year ended March 31, 2011, the U.S. subsidiary filed a carryback claim and received a tax refund of ¥26,066 thousand related to operating losses.  For the years ended March 31, 2012 and 2013, the U.S. subsidiary utilized operating loss carryforwards of ¥18,705 thousand and ¥34,603 thousand, respectively, to offset current taxable income.

As of March 31, 2012 and 2013, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the subsidiaries in Japan and Asia, and was provided at the amounts which are considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Thousands of Yen
	2011	2012	2013
Balance at beginning of year	¥229,176	¥22,931	¥801
Additions	14,608	25	22,831
Deductions	(220,853)	(22,155)	(776)
Balance at end of year	¥22,931	¥801	¥22,856

As of March 31, 2013, the U.S. subsidiary, the South Korean and Taiwan subsidiaries, and a domestic subsidiary had operating loss carryforwards of ¥1,322 thousand, ¥85,936 thousand and ¥13,352 thousand, respectively. These operating loss carryforwards are available to offset future taxable income and will expire in March 31, 2020 for U.S. state taxes, March 31, 2023 for South Korean and Taiwan taxes and March 31, 2020 for Japanese income tax, respectively.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 40.69 percent, 40.69 percent and 38.01 percent for the years ended March 31, 2011, 2012 and 2013, respectively.

Reconciliations between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Thousands of Yen
	2011	2012	2013
Amount computed using normal Japanese statutory tax rate	¥403,076	¥966,013	¥399,255
Increase (decrease) in taxes resulting from:
Change in valuation allowance*	(206,069)	(22,130)	22,055
Share-based compensation expense	—	17,459	15,498
Officers’ remuneration not deductible for tax purpose	2,736	25,460	300
Others-net	3,084	16,639	12,776
Income tax expense as reported	¥202,827	¥1,003,441	¥449,884

*Change in valuation allowance for the year ended March 31, 2011 includes a decrease of ¥87,952 thousand in the valuation allowance of UBIC as of March 31, 2010 for the deferred tax assets arising from UBIC’s operating loss carryforwards that were utilized during the year.

Change in valuation allowance for the year ended March 31, 2012 includes a decrease of ¥6,227 thousand in the valuation allowance of the U.S. subsidiary as of March 31, 2011 for the deferred tax assets arising from the U.S. subsidiary operating loss carryforwards that were utilized during the year.

Change in valuation allowance for the year ended March 31, 2013 includes an increase of ¥20,091 thousand in the valuation allowance of the foreign subsidiaries in South Korea and Taiwan and a domestic subsidiary as of March 31, 2013 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2013.

Amendments to the Japanese tax regulations were enacted on December 2, 2011. As a result of these amendments, the corporate income tax rate decreased by 4.5 percent from 30 percent to 25.5 percent starting from the fiscal year beginning April 1, 2012. In addition, the combined statutory tax rate increased by a 10 percent surtax effective for the three years from April 1, 2012 to March 31, 2015.

Consequently, the combined statutory tax rate was 38.01 percent for the three years from April 1, 2012 to March 31, 2015 and 35.64 percent for the years beginning on or after April 1, 2015.

14.            SHARE-BASED COMPENSATION

In January 2006, the Company granted options to purchase a total of 112,000 equity shares to three employee/directors and two employees (“2nd series Stock Option Grant”). Options to purchase 112,000 shares were vested on January 27, 2008 and 108,000 shares were exercised for three years from that date. The remaining options were waived.

In March 2006, the Company granted options to purchase a total of 16,000 equity shares to one employee/director and five employees (“3rd series Stock Option Grant”). Options to purchase 14,400 shares were vested on March 16, 2008 and were exercised for three years from that date. The remaining options were forfeited.

In June 2010, the Company granted options to purchase a total of 68,000 equity shares to one employee/director and one employee (“4th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

In April 2011, the Company granted options to purchase a total of 80,000 equity shares to one employee/director and five employees (“5th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On June 21, 2012, the Company granted options to purchase a total of 16,000 equity shares with an exercise price per share of ¥8,096 to two employee/directors, two statutory auditors, twelve employees and six external advisors (“6th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

The Company issues new shares upon the exercise of stock options.

Share-based compensation is measured at the grant date, based on the fair value of the award. Share-based compensation for non-employees is measured as of the earlier of either (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (2) the date at which the counterparty’s performance is complete, based on the fair value of the award. For options granted to non-employees, the share-based payments are measured at their current fair values at each interim and year-end financial reporting date, and the change in fair value is recorded with an offsetting entry to additional paid-in capital, because (1) the quantity and terms of the equity instruments are known up front and prior to the measurement date, (2) the date at which the counterparty’s performance is complete is earlier than the date at which a commitment for performance by the counterparty to earn the equity instruments is reached because of no sufficiently large disincentives for nonperformance, and (3) the counterparty’s performance is required over a period of time. The compensation expense is recognized on a straight-line basis over the vesting period.

The following table presents total share-based compensation expense, which is a noncash charge, included in the condensed consolidated statements of income for the years ended March 31, 2011, 2012 and 2013:

	Thousands of Yen
	2011	2012	2013
Cost of revenue	¥—	¥9,654	¥11,233
Selling, general and administrative expenses	1,134	34,614	43,686
Pre-tax share-based compensation expense	1,134	44,268	54,919
Income tax benefit	(461)	(485)	(3,138)
Total share-based compensation expense, net of tax	¥673	¥43,783	¥51,781

The pre-tax share-based compensation expense includes those granted for non-employees amounting to ¥4,922 thousand for the year ended March 31, 2013.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date to be zero. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment in the period in which the forfeitures occur. As of March 31, 2013, the total unrecognized compensation expense related to the unvested portion of the 4th, 5th and 6th series Stock Option Grants was ¥91,411 thousand. As of March 31, 2013, the expense will be recognized over weighted-average periods of 1.6 years.

The estimated fair value of stock options is determined using the Black-Scholes valuation model. Key inputs and assumptions to estimate the fair value of stock options include the exercise price of the award, the expected option term, the volatility of the Company’s share price, the risk-free interest rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by individuals who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The following table presents the weighted-average assumptions used in estimating the fair value of options granted during the year ended March 31, 2011, 2012 and 2013.

	2011	2012	2013
Expected life of stock option (years)	4.5	4.5	4.3
Expected volatility	83.5%	120.8%	112.0%
Risk-free interest rate	0.5%	0.5%	0.2%
Expected dividend yield	0%	1.9%	4.7%

	Thousands of Yen
	2011	2012	2013
Weighted-average grant-date fair value per option to purchase one share	¥204	¥1,609	¥3,788

The expected volatility is estimated based upon on the historical volatility of the Company’s share price for the last three years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and expected payment in the future.

The weighted-average assumptions used in estimating the fair value of options granted to non-employees during the year ended March 31, 2013 are 6 years for contractual term, 107.3% for expected volatility, 0.2% for risk-free interest rate and 4.7% for expected dividend yield. The weighted-average fair value per option to purchase one share as of March 31, 2013 is ¥2,768. No stock options were granted to non-employees during the year ended March 31, 2011 and 2012.

A summary of stock option activity during the year ended March 31, 2013, is presented below:

	Shares	Weighted- average exercise price
Outstanding—March 31, 2012	100,000	¥1,840
Granted	16,000	8,096
Exercised	—	—
Forfeited	8,500	2,549
Expired	—	—

Outstanding—March 31, 2013	107,500	¥2,715
Options vested — March 31, 2013	—	—
Options exercisable—March 31, 2013	—	—

Exercises of Stock Options

The total intrinsic value of stock options exercised during the year ended March 31, 2011 was ¥25,668 thousand. During the year ended March 31, 2011, the Company received cash of ¥12,800 thousand, being the exercise price for the exercised stock options. The cash received for payment of the exercise price is included as a component of cash flows from financing activities.  No stock options were exercised during the years ended March 31, 2012 and 2013.

Nonvested Stock Options

A summary of the status of the Company’s nonvested stock options and their weighted-average grant date fair value at March 31, 2013, is as follows:

	Shares	Weighted- Average Grant Date Fair Value
Nonvested—April 1, 2012	100,000	¥1,328
Granted	16,000	3,778
Vested	—	—
Forfeited	8,500	1,737
Expired	—	—
Outstanding—March 31, 2013	107,500	¥1,660

15.            EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Statutory Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Increases / decreases and transfer of common stock, reserve and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in UBIC’s general books of account, as determined under accounting principles generally accepted in Japan (“J GAAP”), amounted to ¥1,863,844 thousand  at March 31, 2013.

Stock Splits

On September 12, 2011, the Company’s Board of Directors declared a two-for-one split of its shares of common stock. The stock split was effective from October 1, 2011, for all shareholders of record on September 30, 2011.

On March 15, 2012, the Company’s Board of Directors declared a two-for-one split of its shares of common stock. The stock split is effective from April 1, 2012, for all shareholders of record on March 31, 2012.

As a result of the stock splits, all amounts related to shares, share prices and earnings per share have been retroactively restated throughout these consolidated financial statements.

16.    OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income for the years ended March 31, 2011, 2012 and 2013, were as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Accumulated other comprehensive income
Balance at April 1, 2010	¥(3,980)	¥—	¥(394)	¥(4,374)
Period change	(894)	68,592	418	68,116
Balance at April 1, 2011	(4,874)	68,592	24	63,742
Period change	6,166	29,892	(287)	35,771
Balance at March 31, 2012	1,292	98,484	(263)	99,513
Period change	25,502	(4,344)	1,071	22,229
Balance at March 31, 2013	¥26,794	¥94,140	¥808	¥121,742

The tax effects allocated to each component of other comprehensive income for the years ended March 31, 2011, 2012 and 2013, were as follows:

	Thousands of Yen
	2011
	Before Tax Amount	Tax Expense	Net of Tax Amount
Foreign currency translation adjustments	¥(894)	¥—	¥(894)
Unrealized holding gain on securities:
Amount arising during the period	115,650	(47,058)	68,592
Net unrealized holding gain during the period	115,650	(47,058)	68,592
Adjustments related to retirement and severance benefits:
Amount arising during the period	434	(16)	418
Net adjustments related to retirement and severance benefits	434	(16)	418

Other comprehensive income	¥115,190	¥(47,074)	¥68,116

	2012
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥6,511	¥(345)	¥6,166
Unrealized holding gain on securities:
Amount arising during the period	50,400	(20,508)	29,892
Net unrealized holding gain during the period	50,400	(20,508)	29,892
Adjustments related to retirement and severance benefits:
Amount arising during the period	(484)	197	(287)
Net adjustments related to retirement and severance benefits	(484)	197	(287)

Other comprehensive income	¥56,427	¥(20,656)	¥35,771

	2013
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥28,204	¥(2,702)	¥25,502
Unrealized holding gain on securities:
Amount arising during the period	(6,750)	2,406	(4,344)
Net unrealized holding gain during the period	(6,750)	2,406	(4,344)
Adjustments related to retirement and severance benefits:
Amount arising during the period	1,665	(594)	1,071
Net adjustments related to retirement and severance benefits	1,665	(594)	1,071

Other comprehensive income	¥23,119	¥(890)	¥22,229

17.    NET INCOME PER SHARE

Basic net income per share is computed on the basis of weighted-average outstanding common shares. Diluted net income per share is computed on the basis of basic weighted-average outstanding common shares adjusted for the dilutive effect of stock options and convertible notes, if dilutive. Potentially dilutive common shares from series of stock option plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options. Potentially dilutive common shares are determined by applying the if-converted method for the convertible notes. The numerator of the diluted net income per share calculation is increased by the amount of interest expense, net of tax, related to outstanding convertible notes if the net impact is dilutive.

The computation of basic and diluted net income per share for the years ended March 31, 2011, 2012 and 2013 is as follows:

	2011
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥788,708	2,359,465	¥334
Effect of dilutive securities:
Stock options		57,965
Convertible notes		753,328
Plus: interest on convertible notes	1,305
Diluted net income attributable to UBIC, Inc. shareholders	¥790,013	3,170,758	¥249

	2012
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥1,367,687	2,656,165	¥515
Effect of dilutive securities:
Stock options		48,543
Convertible notes		536,881
Plus: interest on convertible notes	652
Diluted net income attributable to UBIC, Inc. shareholders	¥1,368,339	3,241,589	¥422

	2013
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥596,021	3,158,422	¥189
Effect of dilutive securities:
Stock options		59,699
Convertible notes		34,657
Plus: interest on convertible notes	—
Diluted net income attributable to UBIC, Inc. shareholders	¥596,021	3,252,778	¥183

18.    SEGMENT REPORTING

Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) customers and by UBIC North America, Inc., a United States (“U.S.”) based wholly-owned subsidiary of UBIC for customers represented by U.S.-based attorneys who contracted UBIC North America, Inc., and by other foreign subsidiaries for foreign customers other than those who contracted UBIC North America, Inc. The Company’s operations in Japan, the U.S. and Others have been identified as the three operating segments of the Company. Others include South Korea and Taiwan. The Company’s chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

During the year ended March 31, 2012, the Company established subsidiaries in countries other than Japan and the U.S. Management reevaluated the structure of its business and devised a new reportable segment structure. All periods presented have been revised to report segment results under the new reportable segment structure.

The Company’s reportable segments are the same as its operating segments.

Segment information for the years ended March 31, 2011, 2012 and 2013 is presented below:

Revenues:

	Thousands of Yen
	2011	2012	2013
Japan
Outside customers	¥1,937,434	¥4,245,265	¥3,214,826
Intersegment	450,210	543,999	655,876
Total	2,387,644	4,789,264	3,870,702

U.S.
Outside customers	804,494	882,389	1,271,635
Intersegment	49,668	30,005	76,293
Total	854,162	912,394	1,347,928

Other
Outside customers	—	381	193,169
Intersegment	—	40,631	8,881
Total	––	41,012	202,050

Eliminations	(499,878)	(614,635)	(741,050)

Total revenue after eliminations	2,741,928	5,128,035	4,679,630

Adjustments*(1)	(55,835)	8,193	32,470

Total consolidated revenue	¥2,686,093	¥5,136,228	¥4,712,100

*(1) These amounts primarily represent the net impact of adjustments arising from differences in timing of the revenue recognition under U.S. GAAP and J GAAP.

Segment Performance Measure:

	Thousands of Yen
	2011	2012	2013
Segment profit (loss)
Japan	¥1,019,194	¥2,312,670	¥888,760
U.S.	77,946	70,218	98,747
Other	—	(16,304)	(83,774)

Total segment profit after eliminations	1,097,140	2,366,584	903,733

Adjustments*(2)	(57,040)	3,354	1,701

Total consolidated operating income	1,040,100	2,369,938	905,434

Unallocated amounts:
Interest income	3,410	2,052	1,326
Interest expense	(14,262)	(13,360)	(23,474)
Foreign currency exchange gains (losses)	(39,942)	10,294	165,664
Dividend income	—	4,500	4,500
Other-net	1,296	655	(3,055)

Total consolidated income before income taxes	¥990,602	¥2,374,079	¥1,050,395

*(2) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred IPO costs.

Segment Assets:

	Thousands of Yen
	2012	2013
Segment assets
Japan	¥4,830,227	¥4,575,917
U.S.	895,284	1,360,136
Others	134,294	335,270

Eliminations	(976,279)	(1,515,354)

Total segment assets after eliminations	4,883,526	4,755,969

Adjustments*(3)	96,150	321,308

Total consolidated assets	¥4,979,676	¥5,077,277

*(3) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, deferred tax assets and deferred IPO costs.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2011	2012	2013
Capital expenditures
Japan	¥249,406	¥589,247	¥701,997
U.S.	917	34,900	166,461
Others	—	22,605	145,508

Adjustments	(1,986)	(25,230)	651

Total consolidated capital expenditures	¥248,337	¥621,522	¥1,014,617

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	Thousands of Yen
	2011	2012	2013
Depreciation and amortization
Japan	¥51,986	¥130,139	¥238,160
U.S.	955	3,332	29,272
Others	—	2,336	23,640

Total depreciation and amortization	52,941	135,807	291,072

Adjustments	5,272	(6,443)	14,919

Total consolidated depreciation and amortization	¥58,213	¥129,364	¥305,991

Entity-Wide Information:

For the year ended March 31, 2011, revenue from Panasonic Corporation, Aisin Seiki Co., Ltd., Yazaki Corporation, and TMI Associates amounted to ¥594,130 thousand, ¥379,832 thousand, ¥372,064 thousand, and ¥311,325 thousand, respectively, representing approximately 22.1 percent, 14.1 percent,

13.9 percent, and 11.6 percent, respectively, of the total revenue. For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, Sanyo Electric Co., Ltd and Samsung Electronics Co., Ltd. amounted to ¥950,893 thousand, ¥628,112 thousand, ¥595,998 thousand and ¥588,792 thousand, respectively, representing approximately 18.5 percent, 12.2 percent, 11.6 percent, and 11.5 percent, respectively, of the total revenue. For the year ended March 31, 2013, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,192,577 thousand and ¥614,160 thousand, respectively, representing approximately 25.3 percent and 13.0 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥379,832 thousand for Aisin Seiki Co., Ltd. for the year ended March 31, 2011 and ¥588,792 thousand and ¥1,192,577 thousand for Samsung Electronics Co., Ltd. for the year ended March 31, 2012 and 2013, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2011, 2012 and 2013, is presented below:

		Thousands of Yen
	2011	2012	2013
eDiscovery
Review	¥1,421,716	¥2,278,229	¥971,701
Other	1,108,062	2,632,355	3,427,735
Total	2,529,778	4,910,584	4,399,436
Investigation	44,061	144,072	188,685
Sales of forensic tools	49,208	38,082	26,584
Forensic training	38,252	30,882	40,700
Other	24,794	12,608	56,695
Total revenue	¥2,686,093	¥5,136,228	¥4,712,100

Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2012 were ¥330,964 thousand, ¥27,692 thousand and ¥17,837 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2013 were ¥447,506 thousand, ¥181,999 thousand and ¥159,819 thousand, respectively. Long-lived assets include property and equipment.

19.            RELATED PARTY TRANSACTIONS

As of March 31, 2012 and 2013, Focus Systems Corporation (“Focus Systems”) owned approximately 11.5% and 9.3% of UBIC’s outstanding common shares and UBIC’s voting shares, respectively. The Company has a continuing agency agreement with Focus Systems effective from January 1, 2006 related to the sale of UBIC’s eDiscovery services and forensic tools and services. Focus Systems has also entered into an agreement with UBIC on February 1, 2010 to design and develop a software system used by UBIC.

The balances as of March 31, 2012 and 2013, and transactions of the Company with Focus Systems for years ended March 31, 2011, 2012 and 2013, are summarized as follows:

	As of March 31 (thousands of yen)
	2012	2013
Account Balances:
Trade receivables	¥2,833	¥3,991
Advance received	15,720	15,437
Trade payables	5,284	861
Accrued expense	323	80

	For the fiscal years ended March 31 (thousands of yen)
	2011	2012	2013
Transactions:
Revenue	¥40,764	¥27,862	¥20,936
Cost of revenue (maintenance costs)	—	323	—
Selling, general and administrative expenses (outsourcing costs, storage fee, etc.)	19,537	—	—
Dividends received	—	4,500	4,500
Capitalized computer software	—	5,544	—

Price and condition of transactions with Focus Systems are determined in the same manner as in the ordinary course of business.

Under a separate arrangement, the Chairman of Focus Systems rendered certain advisory services to UBIC and UBIC paid ¥6,000 thousand during the years ended March 31, 2011, 2012 and 2013.

A UBIC board member owns 10.3% of UBIC’s outstanding common shares and UBIC’s voting shares as of March 31, 2011. In January 2011, he exercised stock options granted in January 2006 and March 2006 and paid ¥11,500 thousand to UBIC as exercise price.

20.            ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” incurred during the years ended March 31, 2011, 2012 and 2013, relate primarily to advertisements in magazines and journals and amounted to ¥16,230 thousand, ¥30,670 thousand and ¥83,153 thousand, respectively.

21.            SUBSEQUENT EVENTS

American Depositary Shares (ADSs) Offering

On May 16, 2013, UBIC listed on the Nasdaq Global Market in the U.S. (“NASDAQ”).

On May 21, 2013, UBIC made a U.S. initial public offering of 1,100,000 American Depositary Shares (“ADSs”), representing 220,000 shares of common stock at an initial offering price of $8.38 per ADR. On June 7, 2013, UBIC sold an additional 140,000 ADSs representing 28,000 shares of common stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the U.S. initial public offering. The remaining over-allotment option expired on July 9, 2013.

Total gross proceeds and proceeds net of costs from the initial public offering and the exercise of the over-allotment option amounted to ¥984,730 thousand and ¥618,700 thousand, respectively, which net amount was credited to equity. Tax effects associated with costs from the initial public offering of ¥148,109 thousand was also credited to equity.

Warrants and stock options

On May 16, 2013, the Company issued a warrant to purchase a number of ADSs equal to an aggregate of 44,000 ADSs with an exercise price per ADS of $10.056 to two underwriters of the U.S. initial public offering. The warrant will be exercisable from May 16, 2014 to May 17, 2018.

On May 31, 2013, the Company granted stock options to purchase a total of 30,000 equity shares with an exercise price per share of ¥4,684 to 5 employee/directors and 42 employees (“7th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years following the vesting date.

Dividends

On June 25, 2013, UBIC’s shareholders approved the payment of a year-end cash dividend of ¥50 per share of common stock in the aggregate amount of ¥159,654 thousand to shareholders of record at March 31, 2013.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1

Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

2.1

Specimen certificate evidencing American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 10, 2013)

2.2

Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 10, 2013)

2.3		Form of Underwriters’ Warrant Agreement (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 10, 2013)

4.1

Basic Distribution Agreement, dated as of December 26, 2005, between UBIC, Inc. and Focus Systems (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.2		Fourth Stock Option Agreement, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.3		Fifth Stock Option Agreement, dated as of April 28, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.4		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.5	*	Seventh Stock Option Agreement, dated as of May 31, 2013

4.6

Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.7

Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.8

Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. ((incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.9

Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.10

Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.11

Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.12

Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.13

Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.14

Syndicated Revolving Line of Credit Facility Agreement, dated December 28, 2012, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 2, 2013)

8.1	*	Subsidiaries of the Registrant

11.1	*

Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions

12.1	*	Certification of the Registrant’s Chief Executive Officer and Chairman of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	*	Certification of the Registrant’s Chief Financial and Administrative Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	*	Certifications of the Registrant’s Chief Executive Officer and Chairman of the Board, and Chief Financial and Administrative Officer pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	*	Instance Document

101.SCH	*	Schema Document

101.CAL	*	Calculation Linkbase Document

101.DEF	*	Definition Linkbase Document

101.LAB	*	Label Linkbase Document

101.PRE	*	Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2013

UBIC, INC.
By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board