Form 20-F
period 2014-03-31
UBIC, INC.
filed 2014-07-31
CIK 1550935

As filed with the Securities and Exchange Commission on July 31, 2014

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

*      Not for trading, but only in connection with the registration of the American Depositary Shares, with each one American Depositary Share representing two shares of Common Stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2014, 34,411,360 shares of Common Stock were outstanding, including shares represented by American Depositary Shares.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

TABLE OF CONT ENTS

i

ii

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥ 102.92. This was the approximate exchange rate in Japan on March 31, 2014.

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

U.S.GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from UBIC’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S.GAAP.

	For the year ended March 31,
	2010	2011	2012	2013	2014	2014
	(thousands of yen, except per share data)					(thousands of dollars, except per share data)
Consolidated Statement of Operations Data:
Revenue	¥1,093,562	¥2,676,194	¥5,123,801	¥4,699,693	¥4,173,694	$40,553
Operating revenue from reimbursed direct costs	4,605	9,899	12,427	12,407	18,874	183
Total revenue	1,098,167	2,686,093	5,136,228	4,712,100	4,192,568	40,736
Cost of revenue	703,010	966,352	1,600,425	1,845,236	2,314,348	22,487
Reimbursed direct costs	4,605	9,899	12,427	12,407	18,874	183
Selling, general and administrative expenses	574,001	669,742	1,153,438	1,949,023	2,497,339	24,265
Total operating expense	1,281,616	1,645,993	2,766,290	3,806,666	4,830,561	46,935
Operating income (loss)	(183,449)	1,040,100	2,369,938	905,434	(637,993)	(6,199)
Interest income	3,441	3,410	2,052	1,326	691	7
Interest expense	(13,247)	(14,262)	(13,360)	(23,474)	(30,867)	(300)
Foreign currency exchange gains (losses)	(14,384)	(39,942)	10,294	165,664	120,246	1,168
Impairment loss on investments in security	(108,540)	—	—	—	—	—
Dividend income	—	—	4,500	4,500	6,750	66
Other—net	94	1,296	655	(3,055)	(8,030)	(78)
Income (loss) before income taxes	(316,085)	990,602	2,374,079	1,050,395	(549,203)	(5,336)
Income taxes (benefit)	102,213	202,827	1,003,441	449,884	(105,651)	(1,027)
Net income (loss)	(418,298)	787,775	1,370,638	600,511	(443,552)	(4,310)
Less: Net income (loss) attributable to noncontrolling interests	—	(933)	2,951	4,490	4,798	47
Net income (loss) attributable to UBIC, Inc. shareholders	¥(418,298)	¥788,708	¥1,367,687	¥596,021	¥(448,350)	$(4,356)

	For the year ended March 31,
	2010	2011	2012	2013	2014	2014
Per Share Data:
Net income (loss) attributable to UBIC, Inc. shareholders per share (1)
Basic	¥(18.2)	¥33.4	¥51.5	¥18.9	¥(13.2)	$(0.13)
Diluted	(18.2)	24.9	42.2	18.3	(13.2)	(0.13)
Weighted average shares outstanding (1)
Basic	22,948,200	23,594,650	26,561,650	31,584,220	34,058,003	34,058,003
Diluted	22,948,200	31,707,580	32,415,890	32,527,780	34,058,003	34,058,003
Cash dividends declared per common share (1)	—	—	0.8	5.0	—	—

(1)         Share and per share data give effect to a 10-for-1 share split effected on April 1, 2014, which represented one ADS for two common shares, as if such share split had occurred on April 1, 2009

	As of March 31,
	2010	2011	2012	2013	2014	2014
	(thousands of yen)					(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥345,150	¥675,212	¥2,410,304	¥1,195,142	¥1,378,444	$13,393
Total current assets	510,013	1,675,941	3,643,020	2,770,210	2,765,612	26,871
Total noncurrent assets	339,243	697,655	1,336,656	2,307,067	2,235,211	21,718
Total assets	849,256	2,373,596	4,979,676	5,077,277	5,000,823	48,589
Total current liabilities	315,856	821,757	1,763,575	1,070,451	840,652	8,168
Working capital	194,157	854,184	1,879,445	1,699,759	1,924,960	18,703
Long-term debt	255,011	323,040	400,020	447,284	445,186	4,326
Total noncurrent liabilities	283,747	349,595	476,547	629,854	538,557	5,233
Total liabilities	599,603	1,171,352	2,240,122	1,700,305	1,379,209	13,401
Total UBIC, Inc. shareholders’ equity	249,653	1,195,177	2,727,536	3,360,464	3,600,308	34,982
Total equity	249,653	1,202,244	2,739,554	3,376,972	3,621,614	35,189
Operating Data:
Capital expenditures	102,258	248,337	621,522	1,014,617	521,024	5,062
Net cash provided by (used in):
Operating activities	(933)	452,800	2,043,549	118,407	(2,400)	(23)
Investing activities	(69,214)	(227,712)	(520,224)	(1,132,703)	(630,180)	(6,123)
Financing activities	80,273	113,896	213,210	(282,979)	762,915	7,413

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in our general books of account prepared using accepted Japanese accounting practices. The adjustments included in the consolidated financial statements for U.S.GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act.

On June 24, 2011, our Board of Directors declared a cash dividend of ¥7.5 per share, payable to shareholders of record as of June 27, 2011, for a total of ¥19.7 million. On June 22, 2012, UBIC’s shareholders approved the payment of a year-end cash dividend of ¥50 per share of common stock in the aggregate amount of ¥145.6 million to shareholders of record at March 31, 2012. On June 25, 2013, our Board of Directors declared a cash dividend of ¥50 per share, payable to shareholders of record as of March 31, 2013, for a total of ¥159.7 million. Aforementioned per share cash dividends do not reflect the 10-for-1 stock split that was effected on April 1, 2014. No cash dividend was declared by our Board of Directors this year. In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

In parts of this annual report, certain amounts reported in Japanese yen ( ¥ ) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for the translation was $1.00 = ¥102.92 , which was the approximate exchange rate in Japan on March 31, 2014.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00.  The noon buying rate as of June 30, 2014 was $1.00 = ¥101.28. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended March 31	At end of period	Average of month-end- rates	High	Low
		(¥ per $1.00)
2010	93.40	92.49	100.71	86.12
2011	82.76	85.00	94.24	80.48
2012	82.41	78.86	82.41	76.34
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015*	101.37	101.64	102.19	101.26

Month ended	High	Low
	(¥ per $1.00)
January 2014	104.87	102.20
February 2014	102.71	101.11
March 2014	103.38	101.36
April 2014	103.94	101.43
May 2014	102.34	101.26
June 2014	102.69	101.28
July 2014*	102.19	101.26

* For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period.  Average exchange rate of fiscal year ending March 31, 2015, calculated based on the month-end exchange rates of April 1, 2014 through July 16, 2014.

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

The powerfully destructive earthquake and tsunami that struck northeastern Japan on March 11, 2011, did not have a material adverse effect on our revenues or income for the fiscal years ended March 31, 2012, 2013 or 2014. We have taken precautions to mitigate the inherent risks of natural disasters such as earthquakes and tsunamis by enhancing our business continuity planning and investing in additional data centers in Japan and the U.S. However, if a similar environmental catastrophe were to occur or should regions in which our data centers are located experience the disruption of social infrastructure or power shortages and other impacts due to similar causes, our backbone network and service facilities could fail and as a result, we may suffer direct and indirect damages, which may adversely affect our financial condition and results of operations.

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

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our current and planned growth we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, all of which require substantial commitment of financial and management resources. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with clients. These efforts require substantial management efforts and skills and may incur additional expenditures.

If we fail to keep up with the rapid technological changes in our industry, our services may become obsolete and we may lose clients.

Our markets are characterized by:

•              frequent new product and service introductions;

•              continually changing customer requirements; and

•              evolving industry standards.

Although we believe that the most recent version of Lit i ViewTM (version 7 .0, released in January 2014), which features improvements in predictive coding and, therefore, the speed and accuracy of our primary eDiscovery software, is a significant stride forward, not only compared to the previous version of Lit i ViewTM but also compared with Asian language products of our competitors, if we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose clients.

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

As a public company in the United States we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. Although we are required to comply with Section 404 when filing our annual report on Form 20-F for the fiscal year ended March 31, 2014, as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (Securities Act), we have decided to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012 (JOBS Act), which, assuming we continue to be an emerging growth company, allows us to delay complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective, it may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. As a result, such firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission (SEC) for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of Nasdaq listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us or the reliability of our financial statements.

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

Our clients and potential clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digital information. In the absence of such a demand, a company’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises .

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

We are a company incorporated under the laws of Japan and our principal offices and assets are located in Tokyo. We conduct only a minority of our business in the United States and most of our assets are located in jurisdictions, including Japan, South Korea and Taiwan, outside the United States. In addition, all of our directors and executive officers reside in jurisdictions outside of the United States and substantially all of the assets of these persons are located in those non-U.S. jurisdictions. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors and executive officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. For example, Japan does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for holder of American Depositary Shares to bring an original action against us or against these individuals in a Japanese court in the event that a holder believes that its rights have been infringed under the U.S. federal securities laws or otherwise.

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

ADS holders may not have the same voting rights as the holders of our common stock and must act through the depositary to exercise their rights.

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

ADS holders may be subject to limitations on transfer of your ADSs.

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

We are a “foreign private issuer” and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of the following conditions to occur: (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; or (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. If any of the conditions previously listed occurs, we would cease to be an emerging growth company as of the following March 31.

ITEM 4. INFORMATION ON THE COMPANY

4.A.          HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed in 2003 and commenced our operations under the name Universal Business Incubators Inc. in Japan under the Commercial Code of Japan, then changed our name to UBIC, Inc. in August 2004.  At the time of incorporation, we initially focused on importing and selling computer forensics tools within Japan, including to domestic clients such as the National Police Agency and Japan’s Ministry of Defense. We entered the eDiscovery and electronic data forensic investigations markets in 2005 by leveraging the skills we had developed and refined through the application of our computer forensic tools. In 2007, we listed shares of UBIC, Inc. on the Mothers Marketplace of the Tokyo Stock Exchange (“TSE”), which is the primary market for high-growth and emerging technology companies on the TSE. In that year, we established UBIC North America, Inc. with offices in Silicon Valley. In 2009, we opened our office in Seoul, South Korea and opened an office in Hong Kong. In 2010, we established Payment Card Forensics, Inc., as our subsidiary in Japan, in which we have a 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc., as our subsidiary in Japan, in which we have an 80% ownership interest. In 2011, we opened our office in Reston, VA, and also established UBIC Korea, Inc. and UBIC Taiwan, Inc. with offices in Seoul, South Korea and Taipei City, Taiwan, respectively. In 2012, we established UBIC Patent Partners, Inc., as our subsidiary in Japan, in which we have a 100% ownership interest. In 2012, we opened our office in New York City. In July 2013, we relocated our Reston office to Washington D.C.  In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC.” In June 2014, we opened our newest office in Los Angeles, California.

We apply our capital expenditures chiefly to develop new eDiscovery technologies, to improve the delivery of our services and to expand our global operating capability and capacity to promote further expansion of our business in each market we serve. Our capital expenditures were ¥621.5 million, ¥1,014.6 million and ¥521.0 million in fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Kounan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (0) 3-5463-6344. Our corporate website is www.ubic.co.jp. Our agent in the U.S. is UBIC North America, Inc., 3 Lagoon Drive, Suite 180, Redwood City, CA 94065, telephone number : (650) 654-7664.

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

We assist clients involved in cross-border litigation, administrative proceedings and internal investigations, including those related to antitrust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. The particular matters in which we are engaged by clients typically involve Asian language information. A particular challenge of eDiscovery involving Asian-language information is the accurate electronic recognition of Japanese, Korean and Chinese characters and the organization of the collected information in a format that can be effectively and efficiently reviewed and identified as relevant to the particular investigation. For example, when most conventional eDiscovery technologies are applied to Asian language content, the result is garbled text or otherwise inaccurate outputs. However, we believe our proprietary Lit i View™ eDiscovery solution accurately handles Asian-language characters, encoding schemes and native file systems. Lit i ViewTM also streamlines and consolidates our and our clients’ workflows. Our recently launched Legal Cloud™ hosting solution complements and integrates with Lit i ViewTM and helps to address the substantial complexity and cost associated with these international investigations and litigations. Because of the flexible, comprehensive and integrated nature of our solutions, we can address the entire electronic discovery reference model (EDRM) life-cycle in connection with these matters, which we believe enables us to optimize outcomes and provide significant cost savings to our clients.

We have assisted clients in more than 370 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and approximately 800 corporate investigations in Japan, South Korea, China and Singapore.

Industry Overview

eDiscovery solutions enable organizations to identify, preserve, collect, process, review, analyze and produce data in order to meet compliance, records management and/or legal discovery requirements. Data is collected from numerous sources that include email, text-based files, images, databases, audio files, web sites, computer applications and other corporate repositories, as well as smartphones, tablets, thumb storage drives and personal computers. The growth of data among businesses has continued to rise at an extraordinary rate. According to an IDC Digital Universe Survey, the total amount of digital information created, captured or replicated worldwide every year is expected to grow to 7.9 trillion gigabytes in 2015 and 40 trillion gigabytes in 2020. While email remains the primary application driving eDiscovery growth, we believe there is also dramatic growth being driven by content from Microsoft SharePoint, social media services, instant messaging (IM) and SMS text messaging.

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

We believe, based on the Gartner, Inc. 2012 Magic Quadrant for E-Discovery Software report, that the world’s enterprise eDiscovery software market (excluding value added services) was $1.0 billion in 2010, and will grow at a CAGR of approximately 16% through 2015.

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

In recent years, the amount of data created by companies which may be deemed ESI has increased greatly and is expected to continue to grow. According to an IDC Digital Universe Survey, the total amount of digital information created, captured or replicated worldwide every year is expected to grow to 7.9 trillion gigabytes in 2015 and 40 trillion gigabytes in 2020. Because the cost of eDiscovery is generally proportional to the volume of data to be collected, processed, reviewed and produced for litigation, costs for this function are rising. The problem is compounded if plaintiffs’ lawyers deliberately request discovery in such a broad a manner so as to impose prohibitive eDiscovery costs, in the hope that many organizations will simply prefer to settle than incur such costs. In addition, there has also been a dramatic increase in overall eDiscovery cost in situations where data needs to be collected overseas, searched, reviewed, produced in a foreign language and translated by bi-lingual attorneys and paralegals.

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

•               Technology Assisted Review. Technology assisted review (TAR) is the use of software tools, increasingly comprised of artificial intelligence-based predictive coding, to perform mechanical document review. TAR reduces the amount of manual review of data produced in the collection process, which is traditionally the most expensive phase of the eDiscovery process. We believe that our TAR is very effective in Asian-language document review and our product development efforts incorporate all of our experience and know-how with TAR into our main platform, Lit i ViewTM. Our TAR applies our proprietary algorithms that progressively predict and refine the automated work flow involved in TAR by accurately increasing the review weight of relevant documents. These proprietary algorithms are designed to bring our “recall rate” (the accuracy rate of identifying information relevant to a particular TAR) to 90% or better, which results in noticeable improvements in the efficiency of our review work as a whole, and significant savings in time and expense for our clients.

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

•               Flexible and Scalable Cloud Hosting Service. While we have been able to host data in a traditional Cloud environment, we have recently introduced our Legal CloudTM solution that features a flexible and scalable Cloud data hosting capability, and employs a secure, Internet-enabled storage solution that enables authorized users across the globe to access data and collaborate in connection with an investigation or litigation. Our Cloud hosting technology helps to address the problem of rising complexity and cost from the growth and dispersion of electronic data volumes and the extended duration of many investigations and litigations. Our Cloud hosting service coupled with our experience in handling large volumes of data enables us to deliver our eDiscovery solutions in a flexible and cost-efficient manner.

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

In 2007, we opened our first office in the United States in Silicon Valley. In 2011 and 2012, respectively, we opened offices in Reston, Virginia to serve the Washington DC area, and New York City, which we view as two of the most important legal markets in the United States. In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC.” In July, 2013, we relocated our Renton office to Washington, D.C. In June 2014, we opened our newest office in Los Angeles, California.  From our United States offices, our most senior executives and sales personnel, including our Executive Vice-President, Chief Operating Officer and Director, Naritomo Ikeue, are executing on this important corporate priority of expanding our United States business.

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

Extend our technology leadership and solution management services

While we believe that Lit i ViewTM is the leading solution for Asian-language eDiscovery, we plan to continue to enhance our solution. Traditionally, eDiscovery has been problematic and expensive because labor-intensive manual review of the large volume of materials gathered by electronic means has proven to be costly. Nevertheless, providers of eDiscovery solutions, including ourselves, had to rely on human labor, as there was no alternative. Our TAR technology combines the concepts and techniques of predictive coding with unique algorithms to provide an eDiscovery solution that significantly reduces review-cycle time and cost without sacrificing accurate results. With our TAR technology, we believe we are in a leading position regarding the use of technology in providing the right solutions for the eDiscovery market’s needs. We plan to enhance our existing solutions and introduce and improve our solutions and services to address emerging trends and regulatory requirements, and target new market opportunities. We have made and will continue to make investments in technology to introduce new versions of our solutions that incorporate innovative features, improved functionality and address unique business requirements. We also plan to continue to create, refine and deliver innovative service offerings that provide faster deployment of our solutions and services, and more accurate and complete results, and thus add more value to our clients. We believe our Lit i ViewTM and Legal CloudTM solutions are examples of our technology innovation.

Furthermore, our TAR technology has evolved into Virtual Data Scientist, a powerful artificial intelligence (AI) system to automatically analyze documents and offer deeper insight into electronically stored information (ESI, or the collected big data). We plan to provide innovative solutions utilizing the Virtual Data Scientist not limited to eDiscovery but to broader areas of operations as well. We believe that the Lit i View EMAIL AUDITOR is the first solution that, operating with Virtual Data Scientist, the AI system, efficiently manages the keyword selection process by taking advantage of the auditing techniques of experienced human auditors, which are incorporated into the software and are updated through its automated learning function. Routine updating ensures constant improvement of the selection accuracy, thereby enabling continuous “learning” by AI similar to human experience.

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

Our online review system makes it possible for corporate and outside counsel to more efficiently review electronic evidence. Our eDiscovery system is designed to ensure that only necessary information is disclosed through a disclosure approval process undertaken by assigned lawyers. The inherent risk of information leakage in an eDiscovery process is a concern for enterprises. Using our solution, only those files identified as containing evidence are hosted to our inspection servers, and the remainder of the information is stored in our local secure data centers in Tokyo, Seoul, Taipei City, Silicon Valley, London and New York to ensure the safety and confidentiality of critical data.

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

Lit i View™ Solution

Our proprietary, advanced technology platform, Lit i ViewTM, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. Developed entirely in-house at UBIC, Lit i ViewTM incorporates processing and filtering software specifically for Asian encoding schemes and language sets as well as for information stored in English. Lit i ViewTM allows the enterprise or its legal advisors to work efficiently and effectively by handling Chinese, Japanese, Korean and English information conveniently at a remote location or on-site in the enterprise offices.

Lit i ViewTM more accurately identifies Asian characters and documents responsive to the eDiscovery search than competing products, and thus we reduce the number of documents that need to be handled and reviewed by persons, and we are less likely to fail to identify an important document. Lit i ViewTM works seamlessly with more than 20 software applications, including Microsoft Outlook and several unique email applications, and thus we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors.

Lit i ViewTM incorporates new artificial intelligence (AI) language capabilities such as “concept search,” which searches not only words, but also general concepts, similar meanings and relevant categorizations. Searches conducted in Asian languages are more difficult because Asian languages typically contain no spaces between words. In addition, because there are numerous ways to express different words and their combinations, keyword searches are usually insufficient to find all relevant documents. Lit i View’s use of concept searches can be very useful because we can take a case-by-case approach to determine what will be the most effective search tools.

Lit i ViewTM also permits the extracted data to be reviewed simultaneously by UBIC’s reviewers, UBIC’s clients, and the clients’ law firm or legal team. We believe this facilitates faster and more accurate analysis of the produced data.

Legal Cloud™ Solution

Our customizable Legal CloudTM solution addresses the problem of rising costs associated with the growth and dispersion of electronic data volumes across the globe, along with prolonged investigations and litigations. Because large enterprises are generating electronic data at a rapid rate, there are a growing number of proactive enterprises that are seeking to deploy data hosting solutions to provide better readiness and ongoing protection against potential eDiscovery issues. Some enterprises have begun to show increasing interest in Cloud-based data hosting. While historically most organizations have tended to prefer to host data on-site in local servers, concerns regarding data preservation, confidentiality and accessibility of Cloud-based services have begun to diminish. In addition to moving data into the Cloud in connection with a specific investigation or lawsuit, enterprises are choosing to host data in a medium that allows for rapid preservation, collection, processing and review.

We believe that the competing Cloud hosting services available are not experienced and capable of hosting the large volume of data produced by litigation. We also believe that because competing Cloud hosting services typically handle a more limited amount of data, their cost structure is not conducive to handling the large volume of data produced by litigation. Because we are experienced in handling large volumes of data in connection with our eDiscovery solutions, we are both equipped and experienced in dealing with these materials and are able to host litigation data in a cost-efficient manner. Our Legal CloudTM solution allows us to maintain client data during and after a particular litigation or investigation, and to maintain the data and documents in a relational database of our clients’ data and documents, along with all of the tagging and coding that was completed in connection with such project. We believe that the analysis and indexing we conduct in order to build a relational database provides a superior and distinct data hosting solution for our clients by allowing them to more rapidly access relevant data and documents for future litigations, investigations and other corporate needs. We have not generated material revenues from our Legal CloudTM solution since its introduction, but we expect this solution to provide a complementary and recurring revenue source.

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

Clients

We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States and Asia. Since our inception, approximately 200 clients have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our clients that represented more than 10% of our total revenue during one or more of the last three fiscal years include Sanyo Electric Co., Ltd., Panasonic Corporation, Yazaki Corporation, Samsung Electronics Co., Ltd. and TMI Associates . Because we are retained by these clients for specific projects as they arise, we expect that we will have different major clients from year to year. In the future, the expansion of our Big Data Case Management solution may provide an opportunity to develop ongoing and more stable client relationships.

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

Sales by Market and Segment

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expense s and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) clients, by UBIC North America, Inc. (UNA), a U.S.- based wholly-owned subsidiary of UBIC for clients represented by U.S.-based attorneys who contracted UNA, and by other foreign subsidiaries for foreign clients other than those who contracted UNA. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

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

For information related to our total revenues by geographic market for each of the last three financial years, see “Item 5.A — Operating Results — Results of Operations — Operating Segments.”

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

Intellectual Property

The proprietary nature of, and protection for, our solutions, solution candidates, processes and know-how are important to our business. To protect our intellectual property, both in Japan and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our solution candidates and technology in the Japan and abroad. We have five issued patents in Japan and 34 patent applications pending in Japan, and one issued patent and four patent applications in process in the United States, relating generally to our forensics systems, forensics method and forensics program. We also have 13 registered trademarks in Japan, including UBIC™,   ™, Payment Card Forensics™, Lit i View™, Asian eDiscovery™, Legal Cloud™, CJK TAR™, ダメージコントロール™, Progressive Predictive Analyzer™, Weight Refinement™, Lit i View Forensic™, GLOBAL TRY™, and Lit i View XAMINER™. We have registered Lit i View™, and are also seeking to register UBIC™, in the United States.

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

4.C.            ORGANIZATIONAL STRUCTURE

As of June 30, 2014, UBIC has three Japanese subsidiaries and three overseas subsidiaries.  The following table sets forth for each of our consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary .

Name of Consolidated Subsidiary	Jurisdiction of Incorporation	Proportion of ownership and voting interest	Principal Activities
Payment Card Forensics, Inc. .	Japan	60%	Credit card forensic investigation business
UBIC Risk Consulting, Inc.	Japan	80%	Forensic investigation business
UBIC Patent Partners, Inc.	Japan	100%	Patent management related business
UBIC North America, Inc.	U.S.	100%	eDiscovery product marketing and sales
UBIC Korea, Inc.	South Korea	100%	eDiscovery product marketing and sales
UBIC Taiwan, Inc.	Taiwan	100%	eDiscovery product marketing and sales

The UBIC group consists of UBIC, Inc. and six consolidated subsidiaries. The group companies are engaged in legal technology-related business activities as shown in the following chart.

4.D.            PROPERTY, PLANTS AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2013 and March 31, 2014 consisted of the following:

	As of March 31
	2013	2014	2014
	(thousands of yen)		(thousants of
			U.S. dollars)
Leasehold improvement	¥112,296	¥159,384	$1,549
Computers	873,716	880,474	8,555
Furniture and fixtures	99,520	101,179	983
Assets under capital lease, principally office equipment	19,706	18,858	183
Capitalized computer software costs	1,319,791	1,590,143	15,450
Total	2,425,029	2,750,038	26,720
Less accumulated depreciation and amortization	(802,764)	(1,118,096)	(10,864)
Property and equipment and capitalized computer software, net	¥1,622,265	¥1,631,942	$15,856

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

Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 35,580 square feet of commercial space under a lease that expires in 2015. We use this space for our principal sales, research and development, client service and administrative purposes.

In connection with our global sales and marketing efforts, we lease office space typically on a short-term renewable basis in the United States in New York, New York; Redwood City (Silicon Valley) and Los Angeles, California; Washington D.C.; and internationally in London, United Kingdom; Seoul, South Korea; Taipei, Taiwan; and Hong Kong, China.

We believe that our facilities are generally suitable to meet our needs for the foreseeable future and could be replaced with no difficulty at similar cost; however, we will continue to seek additional space as needed to satisfy our growth.

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

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our propriety eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). In the future, it is our intent to focus on our TAR solutions where we provide a more direct and differentiated value proposition to our customers. Our TAR solutions are designed to perform reviews of large volumes of data and are intended to identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that, as our TAR based solutions demonstrate their value in the marketplace, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

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

Our countermeasure activities include the enhancement of sales and marketing personnel in the U.S., joint marketing with U.S. law firms, increasing our brand awareness in the U.S. market through our inclusion in Gartner’s Magic Quadrant for eDiscovery vendors, and other public relations activities. We have seen examples of the positive impact of these activities, including a recent listing as a major eDiscovery vendor by an investment analyst. In addition, the enhancement of local joint marketing and technical support capabilities in South Korea and Taiwan contributed to recently obtaining a large-scale project from a South Korean enterprise.

Of the various components of the eDiscovery process and business, including evidence identification and retention, data collection and processing, analysis and hosting, hosting has shown steady growth.  The one aspect of the eDiscovery process that has recently significantly decreased is the manual review of documents and data. While historically the review of gathered documents and data was performed manually, significant increases in the volume of information maintained by enterprises has made the manual review procedures difficult, inefficient and costly.  Recent cutting-edge technology called predictive coding has been developed that makes automated decisions based on human behavior study performed by artificial intelligence. As the overall industry transforms from manual review processes to technology-assisted review through the use of predictive coding and other technology, many eDiscovery vendors have been downsizing or eliminating their manual review services.  We believe that we have successfully developed industry-leading predictive coding technology and have begun to implement it for practical use.

Currency Fluctuations

We are affected to some extent by fluctuations in foreign currency exchange rates, particularly in the value of the Japanese yen against the U.S. dollar. Our consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which our subsidiaries prepare their financial statements against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among the geographic markets in the U.S, South Korea and Taiwan, the translation effect is a reporting consideration and does not affect our underlying results of operations.

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets.  A portion of our receivables is denominated in the U.S. dollar, as such, the effects of foreign currency exchange rate fluctuations against the Japanese yen can be significant.

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on our operating income and net income. Likewise the strengthening of the Japanese yen against the U.S. dollar has the opposite effect. In the fiscal year ended March 31, 2012, the Japanese yen appreciated from the low ¥80s to the U.S. dollar to the high ¥70s to the U.S. dollar after the second quarter. However, by the end of March 31, 2012, the Japanese yen had returned to the low ¥80s to the U.S. dollar. At the start of the fiscal year ended March 31, 2013, the yen continued to appreciate against the U.S. dollar, starting from the low ¥80s to the high ¥70s to the U.S. dollar in the second quarter. In the third quarter, the Japanese yen started to depreciate and returned to the low ¥90s to the U.S. dollar by the end of the fiscal year ended March 31, 2013, and the yen’s value continued to depreciate against the U.S. dollar, recording its lowest in ¥105s, then increased to ¥103s at the end of March 2014.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥5,136.2 million, ¥4,712.1 million and ¥4,192.6 million in the years ended March 31, 2012, 2013 and 2014, respectively.

	For the year ended March 31,
	2012		2013		2014		2014
	(thousands of yen, except per share data)						(thousands of
							dollars, except
							per share
							data)
Revenue	¥5,123,801	99.8%	¥4,699,693	99.7%	¥4,173,694	99.5%	$40,553
Operating revenue from reimbursed direct costs	12,427	0.2	12,407	0.3	18,874	0.5	183
Total revenue	5,136,228	100.0	4,712,100	100.0	4,192,568	100.0	40,736
Cost of revenue	1,600,425	31.2	1,845,236	39.2	2,314,348	55.2	22,487
Reimbursed direct costs	12,427	0.2	12,407	0.3	18,874	0.5	183
Selling, general and administrative expenses	1,153,438	22.5	1,949,023	41.4	2,497,339	59.6	24,265
Total operating expense	2,766,290	53.9	3,806,666	80.9	4,830,561	115.2	46,935
Operating income (loss)	2,369,938	46.1	905,434	19.2	(637,993)	(15.2)	(6,199)
Interest income	2,052	*	1,326	*	691	0.0	7
Interest expense	(13,360)	(0.3)	(23,474)	(0.5)	(30,867)	(0.7)	(300)
Foreign currency exchange gains	10,294	0.2	165,664	3.5	120,246	2.9	1,168
Dividend income	4,500	0.1	4,500	0.1	6,750	0.2	66
Other–net	655	*	(3,055)	(0.1)	(8,030)	(0.2)	(78)
Income (loss) before income taxes	2,374,079	46.2	1,050,395	22.2	(549,203)	(13.1)	(5,336)
Income taxes (benefit)	1,003,441	19.5	449,884	9.5	(105,651)	(2.5)	(1,027)
Net income (loss)	1,370,638	26.7	600,511	12.7	(443,552)	(10.6)	(4,310)
Less: Net income attributable to noncontrolling interests	2,951	0.1	4,490	0.1	4,798	0.1	47
Net income (loss) attributable to UBIC, Inc. shareholders	¥1,367,687	26.6%	¥596,021	12.6%	¥(448,350)	(10.7)%	$(4,356)

* Less than 0.1%

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Total revenue

Total revenue for the year ended March 31, 2014, declined by ¥519.5 million, or 11.0%, to ¥4,192.6 million compared with the year ended March 31, 2013 of ¥4,712.1 million. The revenue decline was due primarily to a decrease in revenue from the manual review and data processing services of our eDiscovery business, partly offset by an increase in data hosting services.

Revenue from our eDiscovery service decreased by ¥629.6 million, or 14.3% to ¥3,769.9 million in the year ended March 31, 2014 from ¥4,399.4 million in the comparable period in the previous year due to a reduction in the demand for eDiscovery services caused by the postponement of discovery operations for cartel- and intellectual property-related projects, and the cancellation of eDiscovery projects because of legal settlements by our clients.

Revenue from legal and compliance professional services (LCPS) and other services were ¥392.2 million, which increased 25.4% from the previous fiscal year due to an increase in projects for credit card-related investigation services as well as the winning of large-scale projects in forensic services. Further, the increase was attributable to the launch of forensic software called “Lit i View XAMINER” (XAMINER) equipped with the Group’s internally developed artificial intelligence technology.

Cost of revenue

Cost of revenue for the year ended March 31, 2014 increased by ¥469.1million, or 25.4%, to ¥2,314.3 million from ¥1,845.2 million for the year ended March 31, 2013. The increase was primarily attributable to increases in depreciation and amortization expenses of data centers and capitalized software, process engineers’ salaries and their training, and infrastructure costs, especially in the area of eDiscovery to support further growth. The increased cost was partially offset by decreased spending on our manual review business.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2014 by ¥548.3 million, or 28.1%, to ¥2,497.3 million from ¥1,949.0 million for the year ended March 31, 2013. This increase was primarily attributable to our continuing investment in marketing and advertising activities to improve the Group’s brand and to our efforts to enhance technical capability for U.S. GAAP accounting and reporting as well as to improve internal controls.

Operating income (loss)

We incurred an operating loss of ¥638.0 million for the year ended March 31, 2014, compared to operating income of ¥905.4 million for the year ended March 31, 2013, due mainly to the decrease in our total revenue, combined with an increase in depreciation and amortization expenses from investment in our technology and core infrastructure, as well as an increase in our number of employees to support the future growth of our business.

Other

•                      Interest income for the year ended March 31, 2014 decreased by 46.2% to ¥0.7 million, from ¥1.3 million for the year ended March 31, 2013, due primarily to a decrease in cash and cash equivalent balances during the year.

•                      Interest expense for the year ended March 31, 2014 increased by 31.5 % to ¥30.9 million, from ¥23.5 million for the year ended March 31, 2013, due primarily to an increase in long-term debt.

•                      Foreign currency exchange gains decreased to ¥120.2 million for the year ended March 31, 2014, compared to ¥165.7 million for the prior year, primarily due to a decrease in foreign currency denominated receivable balances as a result of our collection efforts.

•                      Dividend income for the year ended March 31, 2014 increased by 51.1% to ¥6.8 million, compared to ¥4.5 million for the prior year.

•                      We incurred impairment losses of ¥34.9 million for the year ended March 31, 2014 due primarily to a delay in the start-up of business in Taiwan.

Income taxes (benefit)

Income tax benefit for the year ended March 31, 2014 was ¥105.7 million, compared with an income tax expense of ¥449.9 million for the year ended March 31, 2013, due primarily to the operating loss incurred for the year ended March 31, 2014 as described above. Our effective tax rates for the years ended March 31, 2013 and 2014 were 42.8% and 19.2%, respectively.

Net income (loss) attributable to UBIC, Inc. shareholders

Net loss attributable to UBIC, Inc. shareholders for the year ended March 31, 2014 was ¥448.4 million compared with the net income in the prior year of ¥596.0 million, due to a decrease in revenue of ¥519.5 million, or 11.0%, and increases in the cost of revenue of ¥469.1 million, or 25.4%, and selling, general and administrative expenses of ¥548.3 million, or 28.1%, compared to the prior year.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Total revenue

Total revenue for the year ended March 31, 2013, declined by ¥424.1 million, or 8.3% to ¥4,712.1 million compared with the year ended March 31, 2012 of ¥5,136.2 million. The revenue decline was due primarily to a decrease in revenue from the manual review services of our eDiscovery business, partly offset by an increase in other services of our eDiscovery business, including data collection, process/analysis, production, data hosting, and forensic services. Revenue from other services of our eDiscovery business increased ¥ 795.3 million, or 30.2%, to ¥ 3,427.7 million in the twelve months ended March 31, 2013 from ¥ 2,632.4 million in the comparable period in the previous year, while revenue from our manual review services declined by ¥ 1,306.5 million, or 57.3%, to ¥ 971.7 million in the year ended March 31, 2013 from ¥ 2,278.2 million in the previous year. We believe that the cause of this decrease in revenue from manual review services was the determination by certain of our Asian law firm clients to perform manual review (and to bring related revenue) “in-house,” while continuing to utilize our eDiscovery review services and, a general industry trend of document review shifting toward TAR and away from manual document review which is a very labor intensive exercise, and thus time consuming and costly.

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

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2013 by ¥795.6 million, or 69.0%, to ¥1,949.0 million from ¥1,153.4 million for the year ended March 31, 2012. This increase was primarily attributable to our continuing investment in increasing sales and marketing efforts to enhance our capability in the U.S., Japan and South Korea, enhancing our technical capability, and improving our administrative capability and internal control systems in preparation for our initial public offering and Nasdaq listing of ADSs in the United States. These investments were made in order to prepare for the “next level” based on our growth strategy.

Operating income

Operating income decreased by 61.8% to ¥ 905.4 million for the year ended March 31, 2013, from ¥2,369.9 million for the year ended March 31, 2012, due mainly to the decrease in our total revenue, combined with a significant increase in depreciation and amortization expenses due to an increase in our capitalized technology investment and in selling, general and administrative expenses, as we aggressively invested to build our core infrastructure and manpower to support future growth.

Other

•              Interest income for the year ended March 31, 2013 decreased by 38.1% to ¥1.3 million, from ¥2.1 million for the year ended March 31, 2012, due primarily to a decrease in cash and cash equivalent balances during the year.

•              Interest expense for the year ended March 31, 2013 increased by 75.4% to ¥23.5 million, from ¥13.4 million for the year ended March 31, 2012, due primarily to an increase in long-term debt.

•              Foreign currency exchange gains increased significantly to ¥165.7 million for the year ended March 31, 2013 compared with the prior year of ¥10.3 million, primarily due to the appreciation of the U.S. dollar against Japanese yen.

•              Dividend income for the year ended March 31, 2013 was ¥4.5 million, the same as the prior year.

Income taxes

Income taxes decreased significantly to ¥449.9 million for the year ended March, 2013, from ¥ 1,003.4 million for the year ended March, 2012, due primarily to a decrease in income before income taxes of 55.8%, from ¥ 2,374.1 million for the year ended March 31, 2012 to ¥1,050.4 million for the year ended March 31, 2013 . Effective tax rates for the year ended March 31, 2012 and 2013 were 42.3% and 42.8%, respectively.

Net income attributable to UBIC, Inc. shareholders

Net income attributable to UBIC, Inc. shareholders for the year ended March 31, 2013 decreased to ¥596.0 million from the prior year of ¥1,367.7 million, due to a decrease in revenue by ¥ 424.1 million, or 8.3%, and an increase in the cost of revenue and selling, general and administrative expenses of ¥244.8 million, or 15.3%, and ¥795.6 million or 69.0%, respectively, compared to the previous year.

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

Our reportable segments are the same as our operating segments. Segment information for the years ended March 31, 2012, 2013 and 2014 is as follows:

Revenue:

	For the year ended March 31,
	(thousands of yen)
	2012	2013	2014
Japan
Outside customers	¥4,245,265	¥3,214,826	¥2,217,334
Intersegment	543,999	655,876	624,629
Total	4,789,264	3,870,702	2,841,963
U.S.
Outside customers	882,389	1,271,635	1,746,588
Intersegment	30,005	76,293	59,169
Total	912,394	1,347,928	1,805,757
Other
Outside customers	381	193,169	207,696
Intersegment	40,631	8,881	111,728
Total	41,012	202,050	319,424
Elimination	(614,635)	(741,050)	(795,526)
Total revenue after eliminations	5,128,035	4,679,630	4,171,618
Adjustments (1)	8,193	32,470	20,950
Total consolidated revenue	¥5,136,228	¥4,712,100	¥4,192,568

(1) These amounts primarily represent the net impact of adjustments arising from the differences in the timing of revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measure:

	For the year ended March 31,
	(thousands of yen)
	2012	2013	2014
Segment profit (loss)
Japan	¥2,312,670	¥888,760	¥(378,553)
U.S.	70,218	98,747	(100,923)
Other	(16,304)	(83,774)	(119,140)
Total segment profit after eliminations	2,366,584	903,733	(598,616)

Adjustments (1)	3,354	1,701	(39,377)

Total consolidated operating income (loss)	2,369,938	905,434	(637,993)

Unallocated amounts:
Interest income	2,052	1,326	691
Interest expense	(13,360)	(23,474)	(30,867)
Foreign currency exchange gains	10,294	165,664	120,246
Dividend income	4,500	4,500	6,750
Other-net	655	(3,055)	(8,030)
Total consolidated income (loss) before income taxes	¥2,374,079	¥1,050,395	¥(549,203)

(1)  Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred IPO costs.

Segment Assets:

	As of March 31,
	(thousands of yen)
	2013	2014
Segment assets
Japan	¥4,575,917	¥5,014,488
U.S.	1,360,136	1,166,927
Others	335,270	403,088
Eliminations	(1,515,354)	(1,695,823)
Total segment assets after eliminations	4,755,969	4,888,680
Adjustments (1)	321,308	112,143
Total consolidated assets	¥5,077,277	¥5,000,823

(1)  Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, deferred tax assets and deferred IPO costs.

Capital expenditures on long-lived assets:

	For the year ended March 31, (thousands of yen)
	2012	2013	2014
Capital expenditures
Japan	¥589,247	¥701,997	¥496,451
U.S.	34,900	166,461	8,836
Others	22,605	145,508	15,737
Adjustments	(25,230)	651	—
Total consolidated capital expenditures	¥621,522	¥1,014,617	¥521,024

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	For the year ended March 31,
	(thousands of yen)
	2012	2013	2014
Depreciation and amortization
Japan	¥130,139	¥238,160	¥346,285
U.S.	3,332	29,272	49,752
Others	2,336	23,640	41,282
Total depreciation and amortization	135,807	291,072	437,319
Adjustments	(6,443)	14,919	5,284
Total consolidated depreciation and amortization	¥129,364	¥305,991	¥442,603

Entity-Wide Information:

For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, Sanyo Electric Co., Ltd and Samsung Electronics Co., Ltd. amounted to ¥950,893 thousand, ¥628,112 thousand, ¥595,998 thousand and ¥588,792 thousand, respectively, representing approximately 18.5 percent, 12.2 percent, 11.6 percent, and 11.5 percent, respectively, of the total revenue. For the year ended March 31, 2013, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,192,577 thousand and ¥614,160 thousand, respectively, representing approximately 25.3 percent and 13.0 percent, respectively, of the total revenue. For the year ended March 31, 2014, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,639,791 thousand and ¥622,355 thousand, respectively, representing approximately 39.1 percent and 14.8 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥588,792 thousand, ¥1,192,577 thousand and ¥1,639,791 thousand for Samsung Electronics, Co., Ltd. for the year ended March 31, 2012, 2013 and 2014, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2012, 2013 and 2014, is presented below:

	For the year ended March 31,
	(thousands of yen)
	2012	2013	2014
eDiscovery
Review	¥2,278,229	¥971,701	¥472,074
Other	2,632,355	3,427,735	3,297,799
Total	4,910,584	4,399,436	3,769,873
Investigation	144,072	188,685	240,843
Sales of forensic tools	38,082	26,584	62,576
Forensic training	30,882	40,700	28,934
Other	12,608	56,695	90,342
Total revenue	¥5,136,228	¥4,712,100	¥4,192,568

Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2013 were ¥447,506 thousand, ¥181,999 thousand and ¥159,819 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2014 were ¥425,715 thousand, ¥154,589 thousand and ¥122,610 thousand, respectively. Long-lived assets include property and equipment.

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

Useful lives of property and equipment

Property and equipment, net, recorded on our balance sheet was ¥702.9 million as of March 31, 2014, representing 14.1% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, and depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. Our depreciation expenses for property and equipment for the years ended March 31, 2012, 2013 and 2014 were ¥56.4 million, ¥142.6 million and ¥197.4 million respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset class as of March 31, 2014, were as follows:

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

A one-year change in the useful life of these assets would have increased depreciation expense by approximately ¥46.5 million.

Useful lives of capitalized computer software

Capitalized computer software costs, net recorded on our balance sheet were ¥929.0 million as of March 31, 2014, representing 18.6% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

Certain internal software development costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Amortization of capitalized computer software costs begins in the period each module or component of the product is ready for its intended use. Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2012, 2013 and 2014 was ¥72. 8 million, ¥162.7 million and ¥237.9 million, respectively.

A one-year change in the useful life of capitalized computer software would have increased amortization expense by approximately ¥59.7 million.

Valuation of investments

We have investments in securities, and the valuation of such investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2014, we had available-for-sale securities of ¥372.9 million and cost method investments of ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

• the duration of the decline in value of the security and the severity of the decline,

• the financial condition and near term prospects of the investee, and

• our intent and ability to hold the equity security until forecasted recovery.

No losses on impairment of investments in certain marketable equity securities were recognized for the years ended March 31, 2012, 2013 and 2014.

Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are an increase of ¥29.9 million, a decrease of ¥4.3 million and an increase of ¥2.3 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

We recorded ¥44.3 million, ¥54.9 million and ¥70.8 million as share-based compensation expense for the years ended March 31, 2012, 2013 and 2014, respectively.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2012, 2013 and 2014.

Although we believe that the amount of net deferred tax assets may be realized, this could change in the near term if estimates of future taxable income are revised and the effect on our consolidated financial position and results of operations could be significant.

Amendments to the Japanese tax regulations were enacted on December 2, 2011. As a result of these amendments, the corporate income tax rate decreased by 4.5 % from 30 % to 25.5 % starting from the fiscal year beginning April 1, 2012. In addition, the combined statutory tax rate increased by a 10 % surtax effective for the three years from April 1, 2012 to March 31, 2015. Consequently, the combined statutory tax rate was 38.01 % for the three years from April 1, 2012 to March 31, 2015 and 35.64 % for the years beginning on or after April 1, 2015. Further, new amendments to Japanese tax regulations were enacted into law on March 31, 2014. As a result, the 10 percent surtax was eliminated for the year from April 1, 2014 to March 31, 2015 and the combined statutory tax rate will be reduced from 38.01 percent to 35.64 percent from the fiscal year beginning April 1, 2014. The effect of the change in tax rate was insignificant.

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

On April 1, 2012, the Company adopted ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which provides common requirements for measuring fair value and disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”). See Note 12 of our consolidated financial statements for additional information about fair value measurements.

On April 1, 2013, the Company adopted ASU No. 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,” which permits an entity the option to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired and thereby reduce the cost and complexity of performing impairment tests for indefinite-lived intangible assets other than goodwill, and improve consistency in impairment testing among long-lived asset categories. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

On April 1, 2013, the Company adopted ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income (loss) is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (loss) but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.  See Note 16 of our consolidated financial statements for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted and retrospective application are both permitted, but not required. The Company is currently evaluating the impact of adopting this ASU.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This accounting standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1.              Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2.              Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3.              Assets recognized from the costs to obtain or fulfill a contract.

This accounting standard will be effective for annual reporting periods beginning after December 15, 2016, for public entities including interim periods within that reporting period  Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU.

5.B.                         LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2014, we had cash and cash equivalents of ¥1,378.4 million.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with an important source of funds for maintaining an adequate level of working capital, acquisition of data servers and development of internal-use software.

As of March 31, 2014, we had no outstanding short-term bank borrowings. As of March 31, 2014, our long-term bank borrowings amounted to ¥712.6 million with a weighted average interest rate of 2.3%. Their maturities are at various dates through 2018.

Under a ¥700.0 million five-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, we borrowed ¥350.0 million and ¥350.0 million during the years ended March 31, 2012 and 2013, respectively. There was no unused balance under this arrangement as of March 31, 2014. There are restrictive covenants related to the five-year syndicated loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under accounting principles generally accepted in Japan (Japanese GAAP). We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168.0 million on stand-alone basis and ¥1,173.1 million on consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant also requires that we shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2014.

On December 28, 2012, we entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that originally matured on December 27, 2013. During the year ended March 31, 2014, we renewed the agreement to extend the maturity to December 26, 2014. Any further extension of maturity date of the credit facility is subject to the consortium’s approval. There were no outstanding borrowings under the short-term revolving credit facility as of March 31, 2014. There are restrictive covenants related to the revolving credit facility of ¥1,000 million as of March 31, 2014, including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under Japanese GAAP. We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607.3 million on stand-alone basis and ¥2,655.3 million on consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that we shall not record ordinary losses in fiscal years ending on or after March 31, 2015.

We entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2014 was ¥50.0 million.

Bank of Tokyo Mitsubishi UFJ has been our main financing bank since our founding. Bank of Tokyo Mitsubishi UFJ arranged our syndicated loan, short-term revolving credit facility and overdraft arrangement.

On May 16, 2013, we listed on the Nasdaq Global Market in the U.S. (NASDAQ).  On May 21, 2013, we made a U.S. initial public offering of 11,000,000 ADSs, representing 2,200,000 shares of common stock at an initial offering price of $0.838 per ADS. On June 7, 2013, we sold an additional 1,400,000 ADSs representing

280,000 shares of common stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the U.S. initial public offering. The remaining over-allotment option expired on July 9, 2013. Total gross proceeds and proceeds net of costs from the initial public offering and the exercise of the over-allotment option amounted to ¥984.7 million and ¥ 614.5 million, respectively, which net amount was credited to equity. Tax effects associated with costs from the initial public offering of ¥149.7 million was credited to equity.

Cash flows from operating activities

We generated (used) ¥2,043.5 million, ¥118.4 million and ( ¥2.4 million) from operating activities for the years ended March 31, 2012, 2013 and 2014, respectively.  The following table sets out information on our cash flows for the years indicated:

Cash flows from operating activities

	For the year ended March 31,
	2012	2013	2014	2014
	(thousands of yen)			(thousands of dollars)
Net cash provided by (used in) operating activities	¥2,043,549	¥118,407	¥(2,400)	$(23)
Net cash used in investing activities	(520,224)	(1,132,703)	(630,180)	(6,123)
Net cash provided by (used in) financing activities	213,210	(282,979)	762,915	7,413
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,443)	82,113	52,967	515
Net increase (decrease) in cash and cash equivalents	1,735,092	(1,215,162)	183,302	1,781
Cash and cash equivalents, beginning of year	675,212	2,410,304	1,195,142	11,612
Cash and cash equivalents, end of year	¥2,410,304	¥1,195,142	¥1,378,444	$13,393

Year ended March 31, 2014 as compared to the year ended March 31, 2013

Net cash used in operating activities was ¥2.4 million in the year ended March 31, 2014, a decrease of ¥120.8 million compared to net cash provided by operating activities of ¥118.4 million in the year ended March 31, 2013. The decrease is primarily due to a decrease in net income. Net income in the year ended March 31, 2014 decreased by ¥1,044.1 million compared to the previous year, primarily due to a decrease in revenue and an increase in cost of revenue and selling, general and administrative expenses mainly resulting from an investment in infrastructure and marketing, as well as employees. We paid ¥171 thousand of income taxes during the year ended March 31, 2014 and ¥1,002.5 million during the year ended March 31, 2013. Our days of sales outstanding in trade accounts receivable as of March 31, 2013 and 2014 were approximately 86 days and 85 days, respectively.

Net cash used in investing activities decreased to ¥630.2 million in the year ended March 31, 2014 from ¥1,132.7 million in the year ended March 31, 2013, a decrease of ¥502.5 million. Our investment in the acquisition of property and equipment, mainly additional data servers to support the expansion of our business amounted to ¥175.2 million for the year ended March 31, 2014, a decrease of ¥339.1 million from the year ended March 31, 2013 of ¥514.3 million. Further, our investments in development and upgrade of internal-use software to improve decreased by ¥172.4 million during the year ended March 31, 2014 to ¥343.5 million, compared to ¥515.8 million in the year ended March 31, 2013.

Net cash provided by financing activities in the year ended March 31, 2014 was ¥762.9 million, an increase of ¥1,045.9 million compared to net cash used in financing activities of ¥283.0 million in the year ended March 31, 2013. Net cash provided by financing activities in the year ended March 31, 2014 primarily consisted of the proceeds from the ¥984.7 million issuance of our common stock, while cash used in financing activities in the year ended March 31, 2013 primarily consisted of the payment of dividends of ¥145.6 million, the payment of initial public offering costs of ¥217.7 million and net proceeds of ¥162.5 million from long-term borrowings.

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

Our capital expenditures relate primarily to the amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2012, 2013 and 2014, our capital expenditures were as follows:

	For the year ended March 31,
	2012	2013	2014	2014
	(thousands of yen)			(thousands of dollars)
Capital expenditures	¥621,522	¥1,014,617	¥521,024	$5,062

Our capital expenditures for the year ended March 31, 2012 relate to the acquisition of data storage servers and the development of the upgraded Lit i View™ software used for providing eDiscovery. Our capital expenditures for the year ended March 31, 2013 relate to the acquisition of data storage servers, the development of the upgraded Lit i View™ software and the acquisition of third party software for internal use which are higher than the amounts for the year ended March 31, 2012. Our capital expenditures for the year ended March 31, 2014 relate to the acquisition of data storage  servers, the development of the upgraded Lit i View™ software and the acquisition of third-party software for internal use which were lower than the amounts for the year ended March 31, 2013. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

Short-term and long-term bank borrowing

As of March 31, 2014, we had no outstanding short-term bank borrowings. As of March 31, 2014, our long-term bank borrowings amounted to ¥712.6 million with a weighted average interest rate of 2.3%. Their maturities are at various dates through 2018.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. We lease data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. UBIC North America leases office premises under noncancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2012, 2013 and 2014, were approximately ¥174.5 million, ¥183.1 million and ¥357.9 million, respectively. Higher levels of working capital needs are expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

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

Indebtedness

The following table shows our indebtedness as of March 31, 2013 and 2014:

	As of March 31,
	2013	2014	2014
	(thousands of yen)		(thousands of dollars)
Long-term debt:
Secured bank loans	¥272,500	¥—	$—
Unsecured bank loans	350,000	712,600	6,924
Capital lease obligations	13,025	18,483	180
Less: current portion of long-term debt	(188,241)	(285,897)	(2,778)
Long-term debt, net	447,284	445,186	4,326
Short-term debt:
Current portion of long-term debt	188,241	285,897	2,778
Total short-term debt	188,241	285,897	2,778
Total debt	¥635,525	¥731,083	$7,103

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

Intellectual Property

The proprietary nature of, and protection for, our solutions, solution candidates, processes and know-how are important to our business. To protect our intellectual property, both in Japan and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our solution candidates and technology in the Japan and abroad. We have five issued patents in Japan and 34 patent applications pending in Japan, and one issued patent and four patent applications in process in the United States, relating generally to our forensics systems, forensics method and forensics program. We also have 13 registered trademarks in Japan, including UBIC™,   ™, Payment Card Forensics™, Lit i View™, Asian eDiscovery™, Legal Cloud™, ダメージコントロール™, CJK TAR™, Progressive Predictive Analyzer™, Weight Refinement™, Lit I View Forensic™, GLOBAL TRY™ and Lit i View XAMINER™. We have registered Lit i View™, and are also seeking to register UBIC™, in the United States.

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

5.D.               TREND INFORMATION

For a discussion of the trends that affect UBIC ‘s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects — Operating Results” and “ Analysis of Operating Results” and “ Liquidity and Capital Resources.”

5.E.               OFF-BALANCE SHEET ARRANGEMENTS

Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under ‘‘Tabular Disclosure of Contractual Obligations’’ and also in Note 5 to our consolidated financial statements, beginning on page F-1.

5.F.                TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2014.

Payments due by period (thousands of yen)

Contractual Obligation	2015	2016	2017	2018	2019	Thereafter	Total
Long-term bank borrowings	¥285,897	¥277,684	¥166,540	¥962	¥—	¥—	¥731,083
Capital lease obligations	11,450	3,184	3,184	965	—	—	18,783
Operating lease obligations	51,957	33,053	—	—	—	—	85,010
Retirement and severance benefits	5,301	4,371	4,603	4,358	3,032	5,862	27,527
Total	¥354,605	¥318,292	¥174,327	¥6,285	¥3,032	¥5,862	¥862,403

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      DIRECTORS AND SENIOR MANAGEMENT

Directors, statutory auditors and executive officers of the Company as of June 30, 2014, and their respective business experience are listed below.  None of the persons listed below was selected as director, statutory auditor or executive officer pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed below.

Directors and Executive Officers

Directors and Executive Officers	Age	Position/Title
Masahiro Morimoto	47	Chief Executive Officer and Chairman of the Board
Masami Yaguchi	53	Corporate Officer, Chief Financial Officer and Chief Administrative Officer
Naritomo Ikeue	41	Executive Vice-President, Chief Operating Officer and Director
Makoto Funahashi	68	Director
Hirooki Kirisawa	47	Director
Yoshikatsu Shirai	49	Corporate Officer, Client Technology
Syusaku Nozaki	39	Corporate Officer, Regional Operations Japan
Hideki Takeda	40	Corporate Officer, Technology Director, Behavior Informatics Laboratories
Yongmin Cho	42	Corporate Officer
Paul Starrett	54	Corporate Officer

Masahiro Morimoto:   Mr. Masahiro Morimoto founded the Company in August 2003 and has served as our Chairman and Chief Executive Officer since that date. Mr. Morimoto has also served in various senior executive positions at our principal subsidiary, UBIC North America, since its creation in 2007 and has served as its Chief Executive Officer and Chairman since March 2011. Prior to establishing the Company, Mr. Morimoto worked in various professional positions for the Japan Maritime Self-Defense Force from 1989 to 1995 and in various capacities at Applied Materials Japan, Inc., a wholly-owned subsidiary of Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry from 1995 to 2003. We believe that Mr. Morimoto is qualified to serve on our Board of Directors due to his intimate familiarity with our company, his business experience and his prior service as our director.

Masami Yaguchi:   Mr. Yaguchi has served as our Chief Financial Officer and Chief Administrative Officer since December 2013. He has served as Controller since December 2012 when he joined UBIC. Prior to joining UBIC, he has held a variey of management positions in finance and administration, including CFO and CAO of Springsoft, Inc., a start-up company, and finance and accounting director for CMA CGM Japan, a world leading container shipping company. He has also worked in various finance roles, including operations controller and tax and treasury for Applied Materials Japan, a wholly-owned subsidiary of Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry.

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

Yoshikatsu Shirai:  Mr. Shirai has been our Director of Total Product Support since August 2012. As our Director of Total Product Support, Mr. Shirai is responsible for managing global support for Lit i View™. From September 2007 until August 2012, Mr. Shirai served as our Director of Technology Group, where he led the development of Lit i View™. Prior to joining UBIC, Inc., Mr. Shirai served in various management positions at Applied Materials Japan, Inc., including as an engineering manager and a product manager from 1996 through December 2007.

Shusaku Nozaki:   Mr. Nozaki joined UBIC in August 2004. Mr. Nozaki has served as our Corporate Officer since December 2008 and has been a director of UBIC, Inc. since December 2008. As our director of Legal Tech Operation, Mr.Nozaki is responsible for managing e-discovery operation group. In addition, Mr. Nozaki has served as President of our subsidiary, Payment Card Forensics,Inc. since August 2010 and has served as Board of Director of UBIC Risk Consulting, Inc. since April 2011. Prior to joining UBIC, Mr. Nozaki served in various capacities at Applied Materials Japan, Inc. including as a service engineer from April 1997 to July 2004.

Hideki Takeda:  Mr. Takeda has served as our Corporate Officer and Chief Technology Officer since January 2013 and has been instrumental in development of Lit i View™. He has been in the leadership role as a director of technology for the behavior informatics laboratories since July 2014. Mr. Takeda joined UBIC in July 2009 as assistant manager of software development department and has worked in key roles for UBIC. Prior to joining UBIC, he has held various management positions at software development companies for 13 years.

Yongmin Cho:   Mr. Cho has served as our Corporate Officer since December 2013 and as Korea CEO since May 2012. He joined UBIC in October 2011 as a sales manager. Prior to joining UBIC, he worked for Samsung Electronics for 6 years as a new business development manager and also worked for Diapad Communications, a successful Silicon Valley start-up company as a marketing and IR manager during the early stage of the company.

Paul Starrett:   Mr. Starrett joined UBIC North America, Inc. in May of 2011 with the title of Chief Business Operations Officer. He assisted with best practices and standard operating procedures development, marketing efforts and overall input to business functionality as necessary. He began a new role as Counsel and Chief Risk Officer in December of 2012 which he continues to do. In this role, he assists with legal strategy, risk management and development of data science (“big data”) strategies. Prior to joining UBIC, Mr. Starrett has been involved in information-security engineering, corporate security with his last ten years in electronic discovery and computer forensics. Mr. Starrett is a licensed attorney and private investigator in California in the U.S.

Statutory Auditors

Name	Age	Title
Kunihiro Sudo	68	Standing Statutory Auditor
Takaharu Yasumoto	60	Statutory Auditor
Kenzo Takai	68	Statutory Auditor

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

6.B.            COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2014, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥114.9 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

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

Terms of Directors

Each of our directors’ terms of office terminate s at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Each of our current directors’ term is set to expire in June 2015. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

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

6.D.             EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2012, 2013 and 2014. Virtually all employees serve in the legal technology service line. The increase in our number of employees as of March 31, 2013 and March 31, 2014 was primarily due to expanding our operations to support current and future business growth.

	(number of employees)
	2012	2013	2014
For the fisical year ended March 31,
Full-Time Employees	114	152	160
By Geographic Location:
Japan	84	101	103
U.S.	21	30	30
Korea	7	15	21
Taiwan	2	6	6

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. During the fiscal years ended March 31, 2012, 2013 and 2014, we had an annual average of one, six and four temporary employees, respectively.

6.E.            SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2014 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned prior to the offering is based upon 34,411,360 shares of our common stock outstanding as of June 30, 2014.

	Number of Shares Owned (2)
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	6,920,400	20.11%
Masami Yaguchi	—	—
Naritomo Ikeue	2,722,400	7.91%
Makoto Funahashi	—	—
Hirooki Kirisawa	81,600	*
Yoshikatsu Shirai	—	—
Syusaku Nozaki	116,800	*
Hideki Takeda	—	—
Yongmin Cho	—	—
Paul Starrett	—	—
All directors and executive officers as a group (4 persons)	9,841,200	28.60%

*            less than 1%

(1)         Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building, 7th Floor 2-12-23, Kounan, Minato-ku, Tokyo 108-0075, Japan.

(2)         Share numbers based upon report as of March 31, 2014 to reflect 10-for-1 stock split.

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

As of March 31, 2014, there were no exercisable stock options owned by the Company’s directors, statutory auditors and executive officers.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2010, April 2011, June 2012, June 2013 and June 2014, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company. The following table shows selected information related to these stock options.

June 2010

Date of grant:  June 17, 2010

Number of shares to be issued/ delivered:   200,000

Exercise price per share:  ¥ 40

Beginning of exercise period: June 18, 2013

End of exercise period: June 17, 2016

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 0

April 2011

Date of grant:  April 28, 2011

Number of shares to be issued/ delivered:   720,000

Exercise price per share:  ¥ 221

Beginning of exercise period: April 29, 2014

End of exercise period: April 28, 2017

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 4

June 2012

Date of grant:  June 21, 2012

Number of shares to be issued/ delivered:  101,000

Exercise price per share:  ¥ 810

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers:  7

Number of other employees:  6

June 2012

Date of grant:  June 21, 2012

Number of shares to be issued/ delivered:   14,000

Exercise price per share:  ¥ 810

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers: 0

Number of other employees: 0

Number of non-employees: 3

June 2013

Date of grant: May 31, 2013

Number of shares to be issued/ delivered:   251,000

Exercise price per share:  ¥ 469

Beginning of exercise period: June 1, 2016

End of exercise period: May 31, 2019

Number of directors, statutory auditors and executive officers: 0

Number of other employees:  36

June 2013

Date of grant: May 16, 2013

Number of shares to be issued/ delivered:  88,000

Exercise price per share:  $5.03

Beginning of exercise period: May 16, 2014

End of exercise period: May 17, 2018

Number of directors, statutory auditors and executive officers: 0

Number of other employees: 0

Number of non-employees: 2

June 2014

Date of grant: May 22, 2014

Number of shares to be issued/ delivered:  200,000

Exercise price per share:  ¥ 489

Beginning of exercise period: May 23, 2017

End of exercise period: May 22, 2020

Number of directors, statutory auditors and executive officers: 0

Number of other employees: 24

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2014 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned prior to the offering is based upon 34,411,360 shares of our common stock outstanding as of June 30, 2014.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Masahiro Morimoto	6,920,400	20.11%
Focus Systems Corporation	2,984,720	8.67%
Naritomo Ikeue	2,722,400	7.91%
Japan Trustee Services Bank, Ltd.	2,302,500	6.69%

According to our register of shareholders, as of March 31, 2014, there were 8,092 holders of common stock of record worldwide. As of June 30, 2014, The Bank of New York Mellon, depositary for our ADSs, held 0.476% of the outstanding common stock on that date. Of the 34,411,360 shares of our common stock outstanding as of June 30, 2014, 327,280 shares were held in the form of 163,640 ADSs. As of June 30, 2014, the Company held 630 shares of the Company as treasury stock.

7.B.            RELATED PARTY TRANSACTIONS

Business Relationships

During the year ended March 31, 2013, the Company entered into transactions with Shirasaka & Patent Partners (“SPP”) which is managed by president of UBIC Patent Partners Inc., a subsidiary of UBIC. SPP provides patent filing services to the Company.

The amounts of balances as of March 31, 2013 and 2014, and transactions of the Company with SPP for the years ended March 31, 2013 and 2014, are summarized as follows:

	Thousands of Yen
	2013	2014
Advance payment	¥21,553	¥35,196
Accounts payable	5,345	19,332
Expenses	4,896	34,502

7.C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

UBIC ‘s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for UBIC ‘s consolidated financial statements included under Item 18, no other information in this annual report has been audited by UBIC ‘s independent registered public accounting firm.

8.B.            SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2014, the date of our last audited financial statements.

ITEM 9.      THE OFFER AND LISTING

9.A.            OFFER AND LISTING DETAILS

The following table sets forth for the period shown the reported high and low sales prices of our common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq Global Select Market. The current ADS/share ratio is one (1) ADS per two (2) shares of our common stock.

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High	Low
For the years ended March 31,
2009	¥920	¥114	$	$
2010	265	140
2011	1,195	40
2012	994	163
2013	935	372
2014	554	219
Financial quarter ended
June 30, 2011	¥319	¥163	$	$
September 30, 2011	882	174
December 31, 2011	950	599
March 31, 2012	994	588
June 30, 2012	935	581
September 30, 2012	690	500
December 31, 2012	832	554
March 31, 2013	666	372
June 30, 2013	554	275	9.00	5.55
September 30, 2013	455	303	9.00	6.00
December 31, 2013	422	242	8.57	4.23
March 31, 2014	419	219	12.66	4.36
June 30, 2014	845	325	15.87	5.90
Month ended/ending
January 2014	¥280	¥255	$7.65	$4.71
February 2014	271	219	5.80	4.36
March 2014	419	235	12.66	4.60
April 2014	633	325	11.83	5.90
May 2014	592	364	11.24	7.50
June 2014	845	433	15.87	8.44
July 2014 (4)	998	700	33.50	14.11

(1)          Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

(2)          Our shares of common stock have been quoted on Mothers of the TSE since June 26, 2007.

(3)          Our ADSs have been listed on the Nasdaq Global Market since May 16, 2013 and Global Select Market since January 2, 2014 through a sponsored ADSs facility operated by the Bank of New York Mellon.

(4)          The high and low prices of our ADSs and shares of common stock were the prices quoted during the period from July 1, 2014 to July 16, 2014.

9.B.             PLAN OF DISTRIBUTION

Not applicable.

9.C.             MARKETS

Our shares of common stock have been quoted on the Mothers market of the TSE since June 26, 2007 under the stock code number “2158” in the First Section of the TSE.

Our ADSs have been listed and traded on the Nasdaq Global Market since May 16, 2013 under the symbol “UBIC” through a sponsored ADR facility operated by the Bank of New York Mellon, the depository. Each ADS represents two shares of the Company’s common stock.

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

Description of Our Common Stock

As of June 30, 2014, our authorized capital stock consists of 72,000,000 shares of common stock, and there are 34,411,360 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS .

10.F.      DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H.    DOCUMENTS ON DISPLAY

We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street , N.E., Washington, D .C. 20549 . Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Copies of the Company’s annual report on Form 20-F and other periodic reports on Form 6-K are also available on our website at  http://ir.ubicna.com/sec_fc.cfm . In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at a 7F Meisan Takahama Building, 2-12-23 , Konan , Minato -ku, Tokyo 108-0075, Japan.

10.I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed include fluctuations in interest rates on long-term bank borrowing, equity market price and foreign currency exchange rates giving rise to translation gain/loss.

Interest Rate Risk

Interest on secured long-term bank borrowings of ¥10.0 million as of March 31, 2013 is based on Tokyo InterBank Offered Rate, or TIBOR, plus 0.55%. We enter into interest rate swaps to manage fluctuation in cash flows of interest payment for the secured bank borrowings. Under the interest rate swaps, we receive variable interest rate payments on the same amount of the secured bank borrowing and make fixed interest rate payments, thereby effectively creating fixed interest rate long-term borrowing. There were no borrowings under this credit facility as of March 31, 2014, and the swaps expired during the year ended March 31, 2014.

In addition, we entered into a ¥700.0 million, five-year syndicated loan arrangement with a consortium of banks on September 27, 2011. Interest on the syndicated loan is based on TIBOR plus 1.0%.

As of March 31, 2014, outstanding balance of the loan is ¥712.6 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31 2014, our analysis indicated that such a movement would have increased our interest expense by approximately ¥5.6 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2014, the fair value of such investments was ¥271.4 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥27.1 million as of March 31, 2014. See Note 2 to our consolidated financial statements.

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

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2014 results of operations. For the year ended March 31, 2014, the analysis indicated that such a movement would have decreased our revenues by approximately ¥21.2 million and would not have had a material effect on our operating income or net income.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.     DEBT SECURITIES

Not applicable.

12.B.     WARRANTS AND RIGHTS

Not applicable.

12.C.     OTHER SECURITIES

Not applicable.

12.D.     AMERICAN DEPOSITARY SHARES

Fees and charges payable by ADS holders

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

Fees and other payments made by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to our ADR program and incurred by us in connection with the ADR program. The Depositary will reimburse us for up to $50,000 for expenses related to the establishment of our ADR program and up to $30,000 annually for expenses related to the administration and maintenance of the our ADR program. As of March 31, 2014, our ADR program had been established. However, no reimbursements from the Depositary had been received.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)         Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2014, our management performed an evaluation of our disclosure controls and procedures, with the participation of Masahiro Morimoto, our chief executive officer, Masami Yaguchi, our chief financial officer, and Masaji Tomura, our internal auditor.

Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures mean our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2014.

(b)         Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.

Under Rules 13a-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•                  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have material effect on our financial statements.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that as of March 31, 2014 our internal control over financial reporting was effective and the material weakness identified in connection with its evaluation of our internal controls over financial reporting as of March 31, 2013 had been remediated.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)          Changes in Internal Controls

During the preparation of our U.S. GAAP financial statements in connection with filing the prior year annual report, our management concluded that our accounting and disclosure staffing and system for preparing financial statements under U.S. GAAP were deficient in the design and operating effectiveness of our internal controls. Our management also observed that our practice of relying on external resources for preparing U.S. GAAP financial statements left us with deficient internal policies and procedures upon which to rely in our preparation of such U.S. GAAP financial statements. Our management concluded that these conditions resulted in a material weakness as of March 31, 2013.

Rules 12b(2) defines a material weakness as a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Since the prior year, we have taken a number of actions to remediate the material weakness identified by strengthening the capability of our finance organization, such as the hiring of additional employees for our internal management and accounting staff who possess U.S. GAAP accounting experience, including a new chief financial officer, a corporate financial planning and analysis controller, a business unit controller, two finance managers, a UBIC North America financial controller and a UBIC Korea financial controller. Three of these individuals have earned certified public accountant certification in Japan or in the United States of America. In addition, we have assessed and implemented various measures to improve our financial policies and internal controls. During the course of the closing of each period for which we have prepared U.S. GAAP financial statements, we reviewed our closing process, accounting practices, related internal controls and other issues to enhance each area.

Specifically, the Company has:

•      adopted a Global Signature Authority Policy and provided employee training

•      refined its existing revenue recognition policy to require completion of a Clean Revenue Checklist prior to recording revenue to ensure propriety of revenue recognition in accordance U.S. GAAP

•      established a controller function, defined the roles and responsibilities and assigned qualified personnel for the position to effectively optimize the company’s overall control environment as well as to perform risk assessment and appropriate corrective actions

•      performed an assessment of internal control over financial reporting by documenting as-is processes, identifying risks, implementing additional key controls and testing to ensure that all critical control gaps are remediated

•      recruited an experienced professional as a corporate accounting manager who directs, reviews and approves the U.S. GAAP financial statements and corresponding U.S. GAAP adjusting entries prepared by a third-party resource

Based upon the remediation plan that has been implemented and the steps that we have taken to address the material weakness, in addition to the existing internal control structure and capability that we had as a Japanese public company since June 2007, our management believes that sufficient enhancements to our internal controls have been implemented to remediate the material weakness as of March 31, 2014.

Other than the completed remediation efforts described above, there were no changes to our internal control over financial reporting that occurred during the year that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Statutory Auditors has determined that Mr. Sudo is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr.  Sudo met the independence requirements, as the term is defined under the Nasdaq Global Select Market listing standards. For details regarding Mr.  Sudo’s business experiences, see “Item 6.A. Directors and Senior Management.”

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC (“EYSN”) served as our independent registered public accounting firm for the years ended March 31, 2012, 2013 and 2014.

The chart below sets forth the aggregate fees for professional services and other services rendered by EYSN and its member firms for the years ended March 31, 2013 and 2014.

	For the years ended March 31
	2013	2014
	(in millions)
Audit Fees (1)	¥119	¥72

Tax Fees	1	1

Other Service Fees (2)	1	5
Total	¥121	¥78

(1)             Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; the issuance of consents; and assistance with and review of documents filed with the SEC.

(2)             Other service fees consist primarily of fees billed for internal controls related advisory services.

Board of Company Auditors Pre-Approval Policies and Procedures

Our Board of Statutory Auditors has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by our independent registered public accounting firm in accordance with Rule 2-01 (c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, our Board of Statutory Auditors must pre-approve individual audit and non-audit services to be provided to us by our independent registered accounting firm and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by an independent registered public accounting firm.

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2014 were pre-approved by our Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c )(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Nasdaq Listing Rule 5635 provides that shareholder approval be obtained prior to the issuance of designated securities under subparagraphs (a), (b), (c) or (d) of Rule 5635. Where a Japanese joint stock company (kabushiki kaisha) like us issues common shares under the Companies Act of Japan, it is necessary for the Board of Directors to determine the conditions of issuance; provided, however, that this shall not apply if the articles of incorporation provide that such conditions shall be determined by the shareholders’ meeting. Currently, our articles of incorporation do not provide for any such exception. Additionally, if we issue common stock to persons other than shareholders at an especially favorable issue price, even when there are provisions related thereto in the articles of incorporation, some matters related to such issuance shall be resolved by special resolution of the shareholders’ meeting.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	*	Articles of Incorporation of the Registrant (English translation), dated June 24, 2014

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

4.2		Fourth Stock Option Agreement, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.3		Fifth Stock Option Agreement, dated as of April 28, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.4		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.5		Seventh Stock Option Agreement, dated as of May 31, 2013 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013)

4.6	*	Ninth Stock Option Agreement, dated as of May 22, 2014

4.7

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

4.15

Syndicated Revolving Line of Credit Facility Agreement, dated December 28, 2012, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 2, 2013)

4.16	*

Extension of Syndicated Revolving Line of Credit Facility Agreement, dated as of December 12, 2013, among UBIC, Inc. and  Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd.

4.17	*	Loan Agreement, dated October 15, 2013, by and between UBIC, Inc. and Nippon Life Insurance Company

8.1	*	Subsidiaries of the Registrant

11.1

Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (incorporated by reference to Exhibit 11.1 5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013)

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

*           Filed herewith

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UBIC, Inc.

We have audited the accompanying consolidated balance sheets of UBIC, Inc. and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBIC, Inc. and subsidiaries at March 31, 2013 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 31, 2014

UBIC, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2013 and 2014

	Thousands of Yen
	2013	2014
ASSETS
Current Assets:
Cash and cash equivalents	¥1,195,142	¥1,378,444
Current portion of investment	100,820	101,064
Trade accounts receivable	1,158,764	860,202
Prepaid expenses	104,284	112,108
Deferred tax assets	73,217	174,453
Other current assets	137,983	139,341
Total Current Assets	2,770,210	2,765,612

Property and equipment—net	789,324	702,914
Capitalized computer software costs—net	832,941	929,028
Other intangible assets—net	5,064	13,163
Investments in securities	266,865	372,911
Rental deposits	99,082	126,047
Deferred IPO costs	273,488	—
Deferred tax assets	—	67,597
Other assets	40,303	23,551

TOTAL ASSETS	¥5,077,277	¥5,000,823

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Balance Sheets
March 31, 2013 and 2014

	Thousands of Yen
	2013	2014
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥505,498	¥323,898
Current portion of long-term debt	188,241	285,897
Accrued income taxes	138,806	8,970
Retirement and severance benefits—current	4,082	5,301
Accrued expenses	174,141	182,983
Other current liabilities	59,683	33,603
Total Current Liabilities	1,070,451	840,652

Noncurrent Liabilities:
Long-term debt	447,284	445,186
Retirement and severance benefits—noncurrent	6,264	12,520
Deferred tax liabilities	149,237	39,347
Other liabilities	27,069	41,504
Total Noncurrent Liabilities	629,854	538,557

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 72,000,000 shares; Issued and outstanding, 31,931,360 shares and 34,411,360 shares at March 31, 2013 and 2014, respectively	911,774	1,404,139
Additional paid-in capital	547,872	890,478
Retained earnings	1,779,102	1,171,098
Accumulated other comprehensive income	121,742	134,619
Treasury stock, at cost—560 shares and 630 shares at March 31, 2013 and 2014, respectively	(26)	(26)
Total UBIC, Inc. shareholders’ equity	3,360,464	3,600,308

NONCONTROLLING INTERESTS	16,508	21,306

Total Equity	3,376,972	3,621,614

TOTAL LIABILITIES AND EQUITY	¥5,077,277	¥5,000,823

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Year Ended March 31

	Thousands of Yen
	2012	2013	2014
Revenue	¥5,123,801	¥4,699,693	¥4,173,694
Operating revenue from reimbursed direct costs	12,427	12,407	18,874
Total revenue	5,136,228	4,712,100	4,192,568

Cost of revenue	1,600,425	1,845,236	2,314,348
Reimbursed direct costs	12,427	12,407	18,874
Selling, general and administrative expenses	1,153,438	1,949,023	2,497,339
Total operating expense	2,766,290	3,806,666	4,830,561

Operating income (loss)	2,369,938	905,434	(637,993)

Interest income	2,052	1,326	691
Interest expense	(13,360)	(23,474)	(30,867)
Foreign currency exchange gains	10,294	165,664	120,246
Dividend income	4,500	4,500	6,750
Other—net	655	(3,055)	(8,030)

Income (loss) before income taxes	2,374,079	1,050,395	(549,203)

Income taxes (benefit)	1,003,441	449,884	(105,651)

Net income (loss)	1,370,638	600,511	(443,552)

Less: Net income attributable to noncontrolling interests	2,951	4,490	4,798

Net income (loss) attributable to UBIC, Inc. shareholders	¥1,367,687	¥596,021	¥(448,350)

	Yen
	2012	2013	2014
Net income (loss) attributable to UBIC, Inc. shareholders per share:
Basic	¥51.5	¥18.9	¥(13.2)
Diluted	42.2	18.3	(13.2)

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the Year Ended March 31

	Thousands of Yen
	2012	2013	2014
Net income (loss)	¥1,370,638	¥600,511	¥(443,552)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	6,166	25,502	15,443
Unrealized holding gains (losses) on securities:
Amount arising during the period	29,892	(4,344)	2,320
Adjustments related to retirement and severance benefits:
Amount arising during the period	(287)	1,071	(4,886)

Total other comprehensive income	35,771	22,229	12,877

Total comprehensive income (loss)	1,406,409	622,740	(430,675)

Less: Comprehensive income attributable to noncontrolling interests	2,951	4,490	4,798

Total comprehensive income (loss) attributable to UBIC, Inc. shareholders	¥1,403,458	¥618,250	¥(435,473)

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Equity

For the Year Ended March 31

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non- controlling Interests	Total Equity
Balance at April 1, 2011	26,308,720	¥805,624	¥345,115	¥(19,278)	¥63,742	¥(26)	¥7,067	¥1,202,244

Comprehensive income:
Net income				1,367,687			2,951	1,370,638
Other comprehensive income, net of tax					35,771			35,771
Conversion of convertible notes	2,811,500	52,800	51,563					104,363
Share-based compensation			44,268					44,268
Stock issuance by newly established subsidiary							2,000	2,000
Dividends paid				(19,730)				(19,730)

Balance at March 31, 2012	29,120,220	858,424	440,946	1,328,679	99,513	(26)	12,018	2,739,554

Comprehensive income:
Net income				596,021			4,490	600,511
Other comprehensive income, net of tax					22,229			22,229
Conversion of convertible notes	2,811,140	53,350	52,007					105,357
Share-based compensation			54,919					54,919
Dividends paid				(145,598)				(145,598)

Balance at March 31, 2013	31,931,360	¥911,774	¥547,872	¥1,779,102	¥121,742	¥(26)	¥16,508	¥3,376,972

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non- controlling Interests	Total Equity
Balance at March 31, 2013	31,931,360	¥911,774	¥547,872	¥1,779,102	¥121,742	¥(26)	¥16,508	¥3,376,972

Comprehensive loss:

Net loss				(448,350)			4,798	(443,552)
Other comprehensive income, net of tax					12,877			12,877

Stock and warrants issuance	2,480,000	492,365	271,810					764,175

Share-based compensation			70,796					70,796
Dividends paid				(159,654)				(159,654)

Balance at March 31, 2014	34,411,360	¥1,404,139	¥890,478	¥1,171,098	¥134,619	¥(26)	¥21,306	¥3,621,614

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2012	2013	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥1,370,638	¥600,511	¥(443,552)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	129,364	305,991	442,603
Share-based compensation expense	44,268	54,919	70,796
Impairment of property and equipment	—	—	34,884
Deferred income taxes (benefit)	(7,899)	152,484	(128,950)
Foreign currency exchange gains	(6,811)	(168,102)	(116,742)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(59,993)	(89,050)	356,561
Decrease (increase) in prepaid expenses	(54,774)	29,480	(5,496)
Decrease (increase) in other current assets	(41,130)	(82,354)	6,705
Increase in rental deposits	(36,440)	(6,482)	(23,377)
Increase (decrease) in trade accounts payable	41,530	125,794	(114,819)
Increase (decrease) in accrued income taxes	493,766	(702,162)	(128,688)
Increase (decrease) in accrued expense and other current liabilities	136,344	(18,827)	12,015
Other—net	34,686	(83,795)	35,660
Net cash provided by (used in) operating activities	2,043,549	118,407	(2,400)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment	—	(100,820)	(100,000)
Proceeds from sales of investment	—	—	100,000
Purchase of available-for-sale securities	—	—	(102,441)
Purchase of property and equipment	(242,607)	(514,277)	(175,176)
Payment for capitalized computer software costs	(275,298)	(515,814)	(332,642)
Other—net	(2,319)	(1,792)	(19,921)
Net cash used in investing activities	(520,224)	(1,132,703)	(630,180)

UBIC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Year Ended March 31

	Thousands of Yen
	2012	2013	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	150,000	950,000	—
Repayment of short-term debt	(87,500)	(1,012,500)	—
Proceeds from long-term bank borrowings	316,667	350,000	300,000
Repayment of long-term bank borrowings	(141,700)	(187,499)	(209,900)
Proceeds from issuance of common stock and warrants	—	—	984,730
Payment of IPO costs	(3,819)	(217,670)	(148,791)
Proceeds from issuance of common stock to noncontrolling shareholders by newly established subsidiary	2,000	—	—
Dividends paid	(19,730)	(145,598)	(159,654)
Other—net	(2,708)	(19,712)	(3,470)
Net cash provided by (used in) financing activities	213,210	(282,979)	762,915

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,443)	82,113	52,967
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,735,092	(1,215,162)	183,302

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	675,212	2,410,304	1,195,142

CASH AND CASH EQUIVALENTS, END OF YEAR	¥2,410,304	¥1,195,142	¥1,378,444

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥7,971	¥23,474	¥13,098
Income taxes paid—net of refunds	544,560	1,002,513	170,976

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets under capital lease arrangements	¥—	¥14,553	¥—
Conversion of convertible notes to common stock	104,363	105,357	—
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	154,900	137,634	78,930
Asset retirement obligation	7,309	—	14,220
Outstanding payment for deferred IPO costs	79,820	51,999	—

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

Reclassification — Certain reclassifications have been made to prior years to conform to the current year presentation.

Principles of Consolidation — The consolidated financial statements include the accounts of UBIC and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, estimated useful lives of fixed assets and intangible assets with finite useful lives and evaluation of those assets. Actual results could differ from those estimates.

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

Deferred IPO Costs — Incremental costs directly associated with the Company’s IPO which occurred on May 16, 2013, such as consulting costs and legal fees, were capitalized and recorded as deferred IPO costs. These costs were netted against the gross proceeds of the IPO and recorded in additional paid-in capital (See Note 15).

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

Investments in Securities — The Company classifies investments in equity securities that have readily determinable fair values and debt securities as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis. The cost of securities sold is determined based on the average cost method.

The Company reviews the fair values of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in fair value are determined taking into consideration the duration of the decline in fair value of the security and the severity of the decline, the financial condition and near term prospects of the investee and the intent and ability of the Company to hold the equity security until forecasted recovery. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline is deemed to be other than temporary.

Retirement and Severance Benefits — The Company has defined benefit severance indemnities plans. The benefit obligation at March 31, the measurement date, is recognized in the consolidated balance sheet. The benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

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

Consumption tax — Consumption tax collected and remitted to tax authorities is excluded from revenues, cost of sales and expenses in the consolidated statements of operations.

Advertising — Advertising costs are expensed as incurred and are recorded in “Selling, general and administration expenses.”

Research and Development Expenditures — Costs related to the research, design and development of products are charged to research and development expenses as incurred.

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

Income Taxes — Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credit are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. The Company had no unrecognized tax benefits during the years ended March 31, 2012, 2013 and 2014.

Net Income (Loss) Attributable to UBIC, Inc. Shareholders Per Share — Basic net income (loss) attributable to UBIC, Inc. shareholders per share is computed using the weighted-average number of shares of common stock outstanding during each year. Diluted net income (loss) attributable to UBIC, Inc. shareholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

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

On April 1, 2013, the Company adopted ASU No. 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,” which permits an entity the option to first assess qualitative factors to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired and thereby reduce the cost and complexity of performing impairment tests for indefinite-lived intangible assets other than goodwill, and improve consistency in impairment testing among long-lived asset categories. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

On April 1, 2013, the Company adopted ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income (loss) is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (loss) but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail on these amounts. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations. See Note 16 for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted and retrospective application are both permitted, but not required. The Company is currently evaluating the impact of adopting this ASU.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1.                   Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations)

2.                   Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations

3.                   Assets recognized from the costs to obtain or fulfill a contract.

This ASU will be effective for annual reporting periods beginning after December 15, 2016, for public entities including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU.

2.              INVESTMENTS IN SECURITIES

Available-for-sale securities

Information regarding securities classified as available-for-sale securities as of March 31, 2013 and 2014, is as follows:

	Thousands of Yen
March 31, 2013	Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥159,300	¥—	¥266,850

March 31, 2014
Available-for-sale securities:
Equity securities	¥107,550	¥163,800	¥—	¥271,350
Debt securities	102,441	—	895	101,546
Total	¥209,991	¥163,800	¥895	¥372,896

Debt securities classified as available-for-sale securities mature as follows.

	Thousands of Yen
Contractual maturities	Cost	Fair value
Within 1 year	¥—	¥—
After 1 year through 5 years	—	—
After 5 years through 10 years	102,441	101,546
Total	¥102,441	¥101,546

There were no available-for-sale securities, which have been in a continuous unrealized loss position for more than 12 months as of March 31, 2014. Gross unrealized losses and fair values of available-for-sale securities, all of which have been in a continuous unrealized loss position for less than 12 months as of March 31, 2014, were as follows:

	Thousands of Yen
March 31, 2014	Fair value	Gross unrealized loss
Debt securities	¥101,546	¥895

The Company’ investments in available-for-sale securities in an unrealized holding loss position consisted of a corporate bond of a Japanese banking company. The severity of decline in fair value less than cost was 1%. The unrealized loss on the security was due principally to a temporary decline in demand and the duration of the impairment was less than three months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired at March 31, 2014.

3.              ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2012, 2013 and 2014, is as follows:

	Thousands of Yen
	2012	2013	2014
Balance at beginning of year	¥4,983	¥4,983	¥—
Reversal of provision for doubtful accounts	—	(4,983)	—
Balance at end of year	¥4,983	¥—	¥—

4.              PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2013 and 2014, consists of the following:

	Thousands of Yen
	2013	2014
Leasehold improvements	¥112,296	¥159,384
Furniture and fixtures	99,520	101,179
Computers	873,716	880,474
Assets under capital lease, principally office equipment	19,706	18,858
Total	1,105,238	1,159,895
Accumulated depreciation	(315,914)	(456,981)
Property and equipment—net	¥789,324	¥702,914

The Company recognized an impairment loss on long-lived assets of ¥34,884 thousand for the year ended March 31, 2014, which are included in “Selling, general and administrative expenses.”

The impairment loss on long-lived assets for the year ended March 31, 2014 consisted of leasehold improvements and computers, which were owned by a subsidiary in Taiwan. The amount of impairment was determined based on projected future cash flows.

The impairment mainly resulted from a delay in the start-up of business in Taiwan.

5.              LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥19,706 thousand and ¥6,796 thousand, respectively, at March 31, 2013 and ¥18,858 thousand and ¥7,697 thousand, respectively, at March 31, 2014.

Operating Leases — UBIC leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under noncancellable operating lease arrangements.

Expenses related to operating leases for the years ended March 31, 2012, 2013 and 2014, were

¥174,503 thousand, ¥183,117 thousand and ¥357,884 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2014, the future minimum lease payments under noncancellable operating leases and capital leases are as follows:

	Thousands of Yen
Years ending March 31	Operating Leases	Capital Leases
2015	¥51,957	¥11,450
2016	33,053	3,184
2017	—	3,184
2018	—	965
Total minimum lease payments	¥85,010	18,783

Less amounts representing interest		300
Present value of minimum lease payments		18,483
Less current portion		11,297
Noncurrent portion		¥7,186

6.              CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use.

The following is a summary of capitalized computer software costs as of March 31, 2013 and 2014:

	Thousands of Yen
	2013	2014
Balance at beginning of year	¥807,370	¥1,319,791
Costs capitalized during year	513,301	409,702
Disposal	(2,158)	(140,010)
Foreign currency translation	1,278	660
Balance at end of year	1,319,791	1,590,143
Accumulated amortization, end of year	(486,850)	(661,115)
Capitalized computer software costs—net	¥832,941	¥929,028

Included in the above are capitalized software costs for projects in progress of ¥91,107 thousand and ¥60,353 thousand at March 31, 2013 and 2014, respectively. For the years ended March 31, 2012, 2013 and 2014, the Company recognized amortization expenses related to capitalized software development costs of ¥72,751 thousand, ¥162,737 thousand and ¥237,886 thousand, respectively.

The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Years ending March 31	Thousands of Yen
2015	¥268,575
2016	245,765
2017	202,758
2018	117,845
2019	33,733

7.              LONG-TERM DEBT

The components of long-term debt as of March 31, 2013 and 2014, are summarized as follows:

	Thousands of Yen
	2013 Weighted average interest rate	2013 Balance	2014 Weighted average interest rate	2014 Balance
Bank borrowings:
Secured by equity securities, various rates and various maturities through 2016	2.1%	¥272,500	—	¥—
Unsecured, various rates and various maturities through 2016	2.1%	350,000	2.3%	712,600
Capital lease obligations	2.0%	13,025	1.7%	18,483
		635,525		731,083
Less: current portion		188,241		285,897
		¥447,284		¥445,186

The aggregate annual maturities of long-term debt after March 31, 2014, are as follows:

Years ending March 31	Thousands of Yen
2015	¥285,897
2016	277,684
2017	166,540
2018	962
¥731,083

As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Credit Line

The Company entered into an overdraft arrangement with a Japanese bank for which the unutilized balance as of March 31, 2013 and 2014 was ¥50,000 thousand. Under a ¥700,000 thousand five year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, the Company borrowed ¥350,000 thousand when the arrangement was signed and an additional ¥350,000 thousand in May 2012. There was no unused balance under this arrangement as of March 31, 2013 and 2014.

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that originally matured on December 27, 2013. During the year ended March 31, 2014, the Company renewed the agreement to extend the maturity to December 26, 2014. Any further extension of maturity date of the credit facility is subject to the consortium’s approval. There were no borrowings under this credit facility as of March 31, 2014.

Financial Covenants

There are restrictive covenants related to the borrowings under the credit line including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168,013 thousand on a stand-alone basis and ¥1,173,145 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC and the Company shall not record ordinary losses in any two consecutive fiscal years. UBIC is in compliance with these restrictive covenants at March 31, 2014.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2014, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC and the Company shall not record ordinary losses in any fiscal years ending on or after March 31, 2015.

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

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2013 and 2014, are as follows:

	Thousands of Yen
	2013	2014
Change in benefit obligation:
Benefit obligation at beginning of year	¥11,856	¥15,903
Service cost	7,129	7,831
Interest cost	66	21
Actuarial (gain) loss	(1,665)	7,417
Benefits paid	(1,766)	(6,488)
Foreign currency exchange rate changes	283	584
Benefit obligation at end of year	¥15,903	¥25,268

Change in plan assets:
Fair value of plan assets at beginning of year	¥—	¥5,557
Employer contribution	5,557	4,490
Benefits paid	—	(3,434)
Foreign currency exchange rate changes	—	834
Fair value of plan assets at end of year	5,557	7,447

Funded status at end of year	¥(10,346)	¥(17,821)

The accumulated benefit obligations as of March 31, 2013 and 2014 are ¥15,207 thousand and ¥23,411 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2013 and 2014, are as follows:

	Thousands of Yen
	2013	2014
Accrued retirement cost—current	¥4,082	¥5,301
Accrued retirement cost—noncurrent	6,264	12,520
Amount recognized	¥10,346	¥17,821

Net periodic retirement cost for the years ended March 31, 2012, 2013 and 2014, consists of the following components:

	Thousands of Yen
	2012	2013	2014
Service cost	¥3,604	¥7,129	¥7,831
Interest cost	57	66	21
Amortization of net gain	—	—	(174)
Net periodic retirement cost	¥3,661	¥7,195	¥7,678

Amounts recognized in other comprehensive income net of tax, for the years ended March 31, 2012, 2013 and 2014, are as follows:

	Thousands of Yen
	2012	2013	2014
Actuarial gain (loss)	¥(287)	¥1,071	¥(4,886)

Amounts recognized in accumulated other comprehensive income (loss), net of tax, as of March 31, 2013 and 2014, are as follows:

	Thousands of Yen
	2013	2014
Accumulated actuarial gain (loss)	¥808	¥(4,078)

The estimated net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic retirement cost in the fiscal year ending March 31, 2015 is ¥1,594 thousand.

The Company uses its year-end as the measurement date for the benefit obligation. Weighted-average assumptions used to determine the year-end benefit obligation are as follows:

	2013	2014
Discount rate	0.26%	0.21%
Rate of compensation increase	4.86%	6.90%

Weighted-average assumptions used to determine the net periodic retirement cost for the years ended March 31, 2012, 2013 and 2014, are as follows:

	2012	2013	2014
Discount rate	0.75%	0.70%	0.26%
Rate of compensation increase	1.50%	2.77%	4.86%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31	Thousands of Yen
2015	¥5,301
2016	4,371
2017	4,603
2018	4,358
2019	3,032
2020 through 2024	5,862

The Company expects to contribute ¥5,301 thousand to its defined benefit pension plan in the year ending March 31, 2015.

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

9.              ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original condition. The movements in asset retirement obligations for the years ended March 31, 2013 and 2014, are as follows:

	Thousands of Yen
	2013	2014
Balance at beginning of year	¥17,603	¥17,874
Liabilities incurred during the year	—	14,220
Accretion expense	271	313
Balance at end of year	¥17,874	¥32,407

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

Cash and cash equivalents, Current portion of investment, Trade accounts receivables and Trade accounts payables

The carrying amount approximates fair value because of the short maturity of these instruments.

Long-term debt

The fair value of bank borrowings is estimated based on the present value of future cash flows using the Company’s borrowing rate for the same contractual terms.

	Thousands of Yen
	2013		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	¥1,195,142	¥1,195,142	¥1,378,444	¥1,378,444
Current portion of investment	100,820	100,820	101,064	101,064
Trade accounts receivable	1,158,764	1,158,764	860,202	860,202

Liabilities:
Trade accounts payable	505,498	505,498	323,898	323,898
Long-term debt:
Bank borrowings	622,500	624,493	712,600	713,612

Refer to Note 8 for fair value of plan asset which are comprised of the life insurance pooled investment portfolios and Note 12 for fair values of equity and debt securities and derivative financial instruments.

The level of the fair value hierarchy within the fair value measurement of cash equivalents is Level 1 and that of current portion of investments, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk — Trade accounts receivable from the Company’s three largest customers accounted for approximately 70.8% and 68.5% of the Company’s trade accounts receivable as of March 31, 2013 and 2014, respectively.

The Company conducts business based on periodic evaluations of the customers’ financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit risk.

11.       DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

The Company’s exposure to interest rate risk is related to underlying long-term bank borrowings. In order to minimize the variability caused by interest rate risk, the Company enters into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments on long-term bank borrowings in the amount of ¥10,000 thousand as of March 31, 2013, and makes fixed interest rate payments, thereby effectively creating fixed interest rate long-term bank borrowings. The swaps expired during the year ended March 31, 2014.

The Company does not designate the interest rate swap contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, all interest rate swap contracts are measured at fair value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

As of March 31, 2013, the fair values of interest rate swaps were ¥23 thousand and are included in “Other liabilities” in the consolidated balance sheets. Changes in the fair value of interest rate swaps resulted in the recognition of gains of ¥2,139 thousand and ¥792 thousand for the years ended March 31, 2012 and 2013, respectively and are included in “Other—net” in the consolidated statements of income. During the years ended March 31, 2012, 2013 and 2014, interest paid on the interest rate swap contracts was ¥2,652 thousand, ¥927 thousand and ¥22 thousand, respectively, and is included in “Interest expense” in the consolidated statements of operation.

12.       FAIR VALUE MEASUREMENTS

ASC Topic 820, “Fair Value Measurements” establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — Directly or indirectly observable inputs other than those included in Level 1, such as quoted market prices for similar assets and liabilities in active markets, quoted prices for identical assets in inactive markets, or inputs derived principally from or corroborated by observable market data

Level 3 — Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions and best estimate of what inputs market participants would use in pricing an asset or liability

Investments in equity and debt securities

Investments in certain equity securities for which quoted market prices are available to determine their fair value are included in Level 1. The fair value of debt securities presented in Level 2 is estimated based on quotes from financial institutions.

Derivative financial instruments

Derivative financial instruments consist of interest rate swaps. The fair value of interest rate swaps is based on the present value of expected future cash flows using zero coupon rates, which is derived principally from observable market data. These interest rate swaps are included in Level 2.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2014, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification
Recurring Basis	Value	Value	Level 1	Level 2	Level 3
March 31, 2013:
Assets:
Available-for-sale securities:
Equity securities	¥266,850	¥266,850	¥266,850	¥—	¥—

Liabilities:
Derivatives—Interest rate swaps	23	23	—	23	—

March 31, 2014:
Assets:
Available-for-sale securities:
Equity securities	271,350	271,350	271,350	—	—
Debt securities	101,546	101,546	—	101,546	—

Assets and liabilities measured at fair value on a non-recurring basis

Assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2014, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a Non-recurring	Carrying	Total Fair	Fair Value Hierarchy Classification			Total losses for the year ended March 31,
Basis	Value	Value	Level 1	Level 2	Level 3	2014
March 31, 2014:
Assets:
Property and equipment	—	—	—	—	—	¥34,884

There are no assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2013. See Note 4 for additional information.

13.       INCOME TAXES (BENEFIT)

Income (loss) from operations before income taxes and income taxes (benefit) for the years ended March 31, 2012, 2013 and 2014, consist of the following components:

	Thousands of Yen
	2012	2013	2014
Income (loss) from operations before income taxes:
Domestic	¥2,312,763	¥993,179	¥(315,434)
Foreign	61,316	57,216	(233,769)
Total	¥2,374,079	¥1,050,395	¥(549,203)
Income taxes-current
Domestic	¥996,521	¥267,982	¥20,325
Foreign	14,819	29,417	2,974
Total	¥1,011,340	¥297,399	¥23,299
Income taxes-deferred (benefit)
Domestic	¥(6,609)	¥142,028	¥(93,394)
Foreign	(1,290)	10,457	(35,556)
Total	¥(7,899)	¥152,485	¥(128,950)

For the years ended March 31, 2012, 2013 and 2014, ¥1,003,441 thousand, ¥449,894 thousand and (¥105,651 thousand) were recorded as income tax expenses (benefit) attributable to operations and ¥20,656 thousand, ¥890 thousand and ¥753 thousand were recognized as income tax expenses attributable to other comprehensive income, respectively.

The tax effects of temporary differences, operating loss carryforwards and tax credits giving rise to deferred tax balances at March 31, 2013 and 2014 are as follows:

	Thousands of Yen
	2013		2014
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Impairment loss on investments in securities	¥44,381	¥—	¥44,381	¥—
Depreciation and amortization	11,441	52,209	4,845	49,039
Accrued municipal governments tax	12,088	—	2,001	—
Research and development cost for internal use software	1,224	—	549	—
Deferred revenue	5,911	—	4,803	—
Accrued bonus	29,473	—	30,738	—
Accrued vacation	14,215	—	18,057	—
Asset retirement obligations	7,344	—	15,805	—
Operating loss carryforwards	20,933	—	215,825	—
Accounts payable	27,472	—	—	—
Unrealized gain on available-for-sale securities	—	56,775	—	47,720
IPO costs	—	103,953	—	—
Unrealized foreign exchange gains	—	23,983	—	—
Share-based compensation expense	4,845	—	14,776	—
Research and development tax credit	—	—	16,262	—
Others	15,854	11,425	10,013	21,269
Total	195,181	248,345	378,055	118,028
Valuation allowance	(22,856)	—	(57,324)	—
Total	¥172,325	¥248,345	¥320,731	¥118,028

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2013 and 2014.

For the years ended March 31, 2012 and 2013, the U.S. subsidiary utilized operating loss carryforwards of ¥18,705 thousand and ¥34,603 thousand, respectively, to offset current taxable income.

As of March 31, 2013 and 2014, the valuation allowance for deferred tax assets related primarily to research and development tax credits in Japan and operating loss carryforwards of the subsidiaries in Japan and Asia, and was provided at the amounts which are considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2012, 2013 and 2014 is as follows:

	Thousands of Yen
	2012	2013	2014
Balance at beginning of year	¥22,931	¥801	¥22,856
Additions	25	22,831	36,122
Deductions	(22,155)	(776)	(1,654)
Balance at end of year	¥801	¥22,856	¥57,324

As of March 31, 2014, UBIC, the U.S. subsidiary, the Korean and Taiwan subsidiaries, and a domestic subsidiary had operating loss carryforwards of ¥205,695 thousand, ¥170,812 thousand and ¥11,753 thousand, respectively. These operating loss carryforwards are available to offset future taxable income and will expire in March 31, 2034 for U.S. federal and state taxes, March 31, 2024 for Korean and Taiwan taxes and March 31, 2023 for Japanese income tax, respectively. As of March 31, 2014, UBIC had research and development tax credit of ¥16,262 thousand. These research and development tax credit are available to offset future income taxes and will expire in March 31, 2015.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 40.69 percent, 38.01 percent and 38.01 percent for the years ended March 31, 2012, 2013 and 2014, respectively.

Reconciliations between the amount of reported income taxes (benefit) and the amount of income taxes (benefit) computed using the normal statutory tax rate for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Thousands of Yen
	2012	2013	2014
Amount computed using normal Japanese statutory tax rate	¥966,013	¥399,255	¥(208,752)
Increase (decrease) in taxes resulting from:
Change in valuation allowance*	(22,130)	22,055	34,468
Share-based compensation expense	17,459	15,498	25,331
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	736	14,905	27,204
Officers’ remuneration not deductible for tax purpose	25,460	300	775
Others-net	15,903	(2,129)	15,323
Income tax expense (benefit) as reported	¥1,003,441	¥449,884	¥(105,651)

*Change in valuation allowance for the year ended March 31, 2012 includes a decrease of ¥6,227 thousand in the valuation allowance of the U.S. subsidiary as of March 31, 2011 for the deferred tax assets arising from the U.S. subsidiary operating loss carryforwards that were utilized during the year.

Change in valuation allowance for the year ended March 31, 2013 includes an increase of ¥20,091 thousand in the valuation allowance of the foreign subsidiaries in Korea and Taiwan and a domestic subsidiary as of March 31, 2013 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2013.

Change in valuation allowance for the year ended March 31, 2014 includes an increase of ¥19,860 thousand in the valuation allowance of the foreign subsidiaries in Korea and Taiwan and a domestic subsidiary as of March 31, 2014 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2014 and an increase of ¥16,262 thousand in the valuation allowance for the deferred tax assets arising from research and development tax credits.

Amendments to the Japanese tax regulations were enacted on December 2, 2011. As a result of these amendments, the corporate income tax rate decreased by 4.5 percent from 30 percent to 25.5 percent starting from the fiscal year beginning April 1, 2012. In addition, the combined statutory tax rate increased by a 10 percent surtax effective for the three years from April 1, 2012 to March 31, 2015. Consequently, the combined statutory tax rate was 38.01 percent for the three years from April 1, 2012 to March 31, 2015 and 35.64 percent for the years beginning on or after April 1, 2015. Further, new amendments to Japanese tax regulations were enacted into law on March 31, 2014. As a result, the 10 percent surtax was eliminated for the year from April 1, 2014 to March 31, 2015 and the combined statutory tax rate will be reduced from 38.01 percent to 35.64 percent from the fiscal year beginning April 1, 2014. The effect of the change in tax rate was insignificant.

14.       SHARE-BASED COMPENSATION

In June 2010, the Company granted options to purchase a total of 680,000 equity shares to one employee/director and one employee (“4th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

In April 2011, the Company granted options to purchase a total of 800,000 equity shares to one employee/director and five employees (“5th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On June 21, 2012, the Company granted options to purchase a total of 160,000 equity shares with an exercise price per share of ¥810 to two employee/directors, two statutory auditors, twelve employees and six external advisors (“6th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 31, 2013, the Company granted options to purchase a total of 300,000 equity shares with an exercise price per share of ¥469 to five employee/directors, seventeen employees and twenty five employees of subsidiaries (“7th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 15, 2013, the Company granted options to purchase a total of 88,000 equity shares with an exercise price per share of $5.03 to underwriters (“8th series Stock Option Grant”). Options are immediately vested and are exercisable from May 16, 2013 to May 17, 2017.

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

The following table presents total share-based compensation expense, which is a noncash charge, included in the consolidated statements of operations for the years ended March 31, 2012, 2013 and 2014:

	Thousands of Yen
	2012	2013	2014
Cost of revenue	¥9,654	¥11,233	¥8,565
Selling, general and administrative expenses	34,614	43,686	62,231
Pre-tax share-based compensation expense	44,268	54,919	70,796
Income tax benefit	(485)	(3,138)	(6,426)
Total share-based compensation expense, net of tax
	¥43,783	¥51,781	¥64,370

The pre-tax share-based compensation expense includes those granted for non-employees amounting to ¥4,922 thousand for the year ended March 31, 2013. For 8th series Stock Option Grant, compensation expense of ¥23,742 thousand was charged to additional paid in capital.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment when the actual forfeitures exceed the Company’s estimate. As of March 31, 2014, the total unrecognized compensation expense related to the unvested portion of the 5th, 6th and 7th series Stock Option Grants was ¥67,264 thousand. As of March 31, 2014, the expense will be recognized over weighted-average periods of 1.8 years.

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

The following table presents the weighted-average assumptions used in estimating the fair value of options granted to employees during the years ended March 31, 2012, 2013 and 2014.

	2012	2013	2014
Expected life of stock option (years)	4.5	4.3	4.3
Expected volatility	120.8%	112.0%	104.4%
Risk-free interest rate	0.5%	0.2%	0.3%
Expected dividend yield	1.9%	4.7%	1.2%

	Thousands of Yen
	2012	2013	2014
Weighted-average grant-date fair value per option to purchase one share	¥161	¥379	¥258

The expected volatility is estimated based on the historical volatility of the Company’s share price for the last four and half years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and expected payment in the future.

The weighted-average assumptions used in estimating the fair value of options granted to non-employees during the years ended March 31, 2013 and 2014 are 6 years and 5 years for contractual term, 107.3% and 106.9% for expected volatility, 0.2% and 0.4% for risk-free interest rate, and 4.7% and 1.3% for expected dividend yield, respectively. The weighted-average fair value per option to purchase one share as of March 31, 2013 and 2014 is ¥277 and ¥270, respectively. No stock options were granted to non-employees during the year ended March 31, 2012.

A summary of stock option activity except for 8th series Stock Option Grant during the year ended March 31, 2014, is presented below:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of Yen)
Outstanding—March 31, 2013	1,075,000	¥272
Granted	300,000	469
Exercised	—	—
Forfeited	(51,000)	603
Expired	—	—

Outstanding—March 31, 2014	1,324,000	¥304	3.5	¥149,360
Vested and expected to vest— March 31, 2014	1,324,000	¥304	3.5	¥149,360
Exercisable—March 31, 2014	200,000	¥40	2.2	¥60,800

A summary of stock option activity of 8th series Stock Option Grant during the year ended March 31, 2014, is presented below:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of Yen)
Outstanding—March 31, 2013	—	¥—
Granted	88,000	518
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding—March 31, 2014	88,000	¥518	4.1	¥—
Vested — March 31, 2014	88,000	¥518	4.1	¥—
Exercisable—March 31, 2014	88,000	¥518	4.1	¥—

Exercises of Stock Options

No stock options were exercised during the years ended March 31, 2012, 2013 and 2014.

Nonvested Stock Options

A summary of the status of the Company’s nonvested stock options except for 8th series Stock Option Grant and their weighted-average grant date fair value at March 31, 2014, is as follows:

	Shares	Weighted- Average Grant Date Fair Value
Nonvested—April 1, 2013	1,075,000	¥166
Granted	300,000	258
Vested	(200,000)	20
Forfeited	(51,000)	322
Expired	—	—
Outstanding—March 31, 2014	1,124,000	¥209

The 8th series Stock Options Grant was granted and vested during the year ended March 31, 2014. Its grant date fair value was ¥270.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings shown in UBIC’s general books of account, as determined under accounting principles generally accepted in Japan (“J GAAP”), amounted to ¥1,100,857 thousand at March 31, 2014.

American Depositary Shares (ADSs) Offering

On May 16, 2013, UBIC listed on the Nasdaq Global Market in the U.S. (“NASDAQ”). On May 21, 2013, UBIC made a U.S. initial public offering of 11,000,000 American Depositary Shares (“ADSs”), representing 2,200,000 shares of common stock at an initial offering price of $0.838 per ADS. On June 7, 2013, UBIC sold an additional 1,400,000 ADSs representing 280,000 shares of common stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the U.S. initial public offering. The remaining over-allotment option expired on July 9, 2013.

Total gross proceeds and proceeds net of costs from the initial public offering and the exercise of the over-allotment option amounted to ¥984,730 thousand and ¥614,450 thousand, respectively, which net amount was credited to equity. Tax effects associated with costs from the initial public offering of ¥149,725 thousand was credited to equity.

Warrants

On May 16, 2013, the Company issued warrants to purchase a number of ADSs equal to an aggregate of 440,000 ADSs with an exercise price per ADS of $1.0056 to two underwriters of the U.S. initial public offering. The warrants are exercisable from May 16, 2014 to May 17, 2018.

Stock Splits

On March 15, 2012, the Company’s Board of Directors declared a two-for-one split of its shares of common stock. The stock split is effective from April 1, 2012, for all shareholders of record on March 31, 2012.

On January 23, 2014, the Company’s Board of Directors declared a ten-for-one split of its shares of common stock. The stock split is effective from April 1, 2014, for all shareholders of record on March 31, 2014.

In order to reflect these split, information pertaining to shares and earnings per share has been retrospectively adjusted in the accompanying financial statements and related notes.

16.       OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income for the years ended March 31, 2012, 2013 and 2014, are as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Accumulated other comprehensive income
Balance at April 1, 2011	¥(4,874)	¥68,592	¥24	¥63,742
Period change	6,166	29,892	(287)	35,771
Balance at April 1, 2012	1,292	98,484	(263)	99,513
Period change	25,502	(4,344)	1,071	22,229
Balance at March 31, 2013	26,794	94,140	808	121,742
Period change	15,443	2,320	(4,886)	12,877
Balance at March 31, 2014	¥42,237	¥96,460	¥(4,078)	¥134,619

The tax effects allocated to each component of other comprehensive income for the years ended March 31, 2012, 2013 and 2014, are as follows:

	Thousands of Yen
	2012
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥6,511	¥(345)	¥6,166
Unrealized holding gain on securities:
Amount arising during the period	50,400	(20,508)	29,892
Net unrealized holding gain during the period	50,400	(20,508)	29,892
Adjustments related to retirement and severance benefits:
Amount arising during the period	(484)	197	(287)
Net adjustments related to retirement and severance benefits	(484)	197	(287)

Other comprehensive income	¥56,427	¥(20,656)	¥35,771

	2013
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥28,204	¥(2,702)	¥25,502
Unrealized holding gain on securities:
Amount arising during the period	(6,750)	2,406	(4,344)
Net unrealized holding gain during the period	(6,750)	2,406	(4,344)
Adjustments related to retirement and severance benefits:
Amount arising during the period	1,665	(594)	1,071
Net adjustments related to retirement and severance benefits	1,665	(594)	1,071

Other comprehensive income	¥23,119	¥(890)	¥22,229

	2014
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥17,616	¥(2,173)	¥15,443
Unrealized holding gain on securities:
Amount arising during the period	3,605	(1,285)	2,320
Net unrealized holding gain during the period	3,605	(1,285)	2,320
Adjustments related to retirement and severance benefits:
Amount arising during the period	(7,591)	2,705	(4,886)
Net adjustments related to retirement and severance benefits	(7,591)	2,705	(4,886)

Other comprehensive income	¥13,630	¥(753)	¥12,877

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2014 are as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Total
Balance at March 31, 2013	¥26,794	¥94,140	¥808	¥121,742
Other comprehensive income (loss) before reclassifications	15,443	2,320	(4,774)	12,989
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	(112)	(112)
Other comprehensive income (loss)	15,443	2,320	(4,886)	12,877
Balance at March 31, 2014	¥42,237	¥96,460	¥(4,078)	¥134,619

The amounts reclassified out of accumulated other comprehensive income into the consolidated statements of income, with presentation location, for the year ended March 31, 2014 are as follows:

	Thousands of Yen
	2014	Location

Comprehensive income components:
Adjustments related to retirement and severance benefits	¥174	Net periodic pension costs (See Note 8)
	(62)	Income tax expense
	112	Net loss
Total amounts reclassified	¥112

17.       NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed on the basis of weighted-average outstanding common shares. Diluted net income (loss) per share is computed on the basis of basic weighted-average outstanding common shares adjusted for the dilutive effect of stock options and convertible notes, if dilutive. Potentially dilutive common shares from series of stock option plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options. Potentially dilutive common shares are determined by applying the if-converted method for the convertible notes. The numerator of the diluted net income (loss) per share calculation is increased by the amount of interest expense, net of tax, related to outstanding convertible notes if the net impact is dilutive.

The computation of basic and diluted net income (loss) per share for the years ended March 31, 2012, 2013 and 2014 is as follows:

	2012
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥1,367,687	26,561,650	¥51.5
Effect of dilutive securities:
Stock options		485,430
Convertible notes		5,368,810
Plus: interest on convertible notes	652
Diluted net income attributable to UBIC, Inc. shareholders	¥1,368,339	32,415,890	¥42.2

	2013
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥596,021	31,584,220	¥18.9
Effect of dilutive securities:
Stock options		596,990
Convertible notes		346,570
Diluted net income attributable to UBIC, Inc. shareholders	¥596,021	32,527,780	¥18.3

	2014
	(Thousands of Yen) Net Loss (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net loss attributable to UBIC, Inc. shareholders	¥(448,350)	34,058,003	¥(13.2)
Effect of dilutive securities: Stock options (1)		—
Diluted net loss attributable to UBIC, Inc. shareholders	¥(448,350)	34,058,003	¥(13.2)

(1)   The calculation of diluted net loss per share for the year ended March 31, 2014 does not include potentially dilutive securities because their inclusion would be anti-dilutive (i.e., reduce the net loss per share).

18.       SEGMENT REPORTING

Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) customers and by UBIC North America, Inc. a United States (“U.S.”) based wholly-owned subsidiary of UBIC for customers represented by U.S.-based attorneys who contracted UBIC North America, Inc., and by other foreign subsidiaries for foreign customers other than those who contracted UBIC North America, Inc. The Company’s operations in Japan, the U.S. and others have been identified as the three operating segments of the Company. Others include Korea and Taiwan. The Company’s chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision maker utilizes various measurements prepared based on J GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

The Company’s reportable segments are the same as its operating segments.

Segment information for the years ended March 31, 2012, 2013 and 2014 is presented below:

Revenue:

	Thousands of Yen
	2012	2013	2014
Japan
Outside customers	¥4,245,265	¥3,214,826	¥2,217,334
Intersegment	543,999	655,876	624,629
Total	4,789,264	3,870,702	2,841,963

U.S.
Outside customers	882,389	1,271,635	1,746,588
Intersegment	30,005	76,293	59,169
Total	912,394	1,347,928	1,805,757

Other
Outside customers	381	193,169	207,696
Intersegment	40,631	8,881	111,728
Total	41,012	202,050	319,424

Eliminations	(614,635)	(741,050)	(795,526)

Total revenue after eliminations	5,128,035	4,679,630	4,171,618

Adjustments*(1)	8,193	32,470	20,950

Total consolidated revenue	¥5,136,228	¥4,712,100	¥4,192,568

*(1) These amounts primarily represent the net impact of adjustments arising from differences in the timing of revenue recognition under U.S. GAAP and J GAAP.

Segment Performance Measure:

	Thousands of Yen
	2012	2013	2014
Segment profit (loss)
Japan	¥2,312,670	¥888,760	¥(378,553)
U.S.	70,218	98,747	(100,923)
Other	(16,304)	(83,774)	(119,140)

Total segment profit after eliminations	2,366,584	903,733	(598,616)

Adjustments*(2)	3,354	1,701	(39,377)

Total consolidated operating income (loss)	2,369,938	905,434	(637,993)

Unallocated amounts:
Interest income	2,052	1,326	691
Interest expense	(13,360)	(23,474)	(30,867)
Foreign currency exchange gains	10,294	165,664	120,246
Dividend income	4,500	4,500	6,750
Other-net	655	(3,055)	(8,030)

Total consolidated income (loss) before income taxes	¥2,374,079	¥1,050,395	¥(549,203)

*(2) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred IPO costs.

Segment Assets:

	Thousands of Yen
	2013	2014
Segment assets
Japan	¥4,575,917	¥5,014,488
U.S.	1,360,136	1,166,927
Others	335,270	403,088

Eliminations	(1,515,354)	(1,695,823)

Total segment assets after eliminations	4,755,969	4,888,680

Adjustments*(3)	321,308	112,143

Total consolidated assets	¥5,077,277	¥5,000,823

*(3) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, deferred tax assets and deferred IPO costs.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2012	2013	2014
Capital expenditures
Japan	¥589,247	¥701,997	¥496,451
U.S.	34,900	166,461	8,836
Others	22,605	145,508	15,737

Adjustments	(25,230)	651	—

Total consolidated capital expenditures	¥621,522	¥1,014,617	¥521,024

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	Thousands of Yen
	2012	2013	2014
Depreciation and amortization
Japan	¥130,139	¥238,160	¥346,285
U.S.	3,332	29,272	49,752
Others	2,336	23,640	41,282

Total depreciation and amortization	135,807	291,072	437,319

Adjustments	(6,443)	14,919	5,284

Total consolidated depreciation and amortization	¥129,364	¥305,991	¥442,603

Entity-Wide Information:

For the year ended March 31, 2012, revenue from Yazaki Corporation, Panasonic Corporation, Sanyo Electric Co., Ltd. and Samsung Electronics Co., Ltd. amounted to ¥950,893 thousand, ¥628,112 thousand, ¥595,998 thousand and ¥588,792 thousand, respectively, representing approximately 18.5 percent, 12.2 percent, 11.6 percent, and 11.5 percent, respectively, of the total revenue. For the year ended March 31, 2013, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,192,577 thousand and ¥614,160 thousand, respectively, representing approximately 25.3 percent and 13.0 percent, respectively, of the total revenue. For the year ended March 31, 2014, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,639,791 thousand and ¥622,355 thousand, respectively, representing approximately 39.1 percent and 14.8 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥588,792 thousand , ¥1,192,577 thousand and ¥1,639,791 thousand for Samsung Electronics Co., Ltd. for the years ended March 31, 2012, 2013 and 2014, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2012, 2013 and 2014, is presented below:

	Thousands of Yen
	2012	2013	2014
eDiscovery
Review	¥2,278,229	¥971,701	¥472,074
Other	2,632,355	3,427,735	3,297,799
Total	4,910,584	4,399,436	3,769,873
Investigation	144,072	188,685	240,843
Sales of forensic tools	38,082	26,584	62,576
Forensic training	30,882	40,700	28,934
Other	12,608	56,695	90,342
Total revenue	¥5,136,228	¥4,712,100	¥4,192,568

Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2013 were ¥447,506 thousand, ¥181,999 thousand and ¥159,819 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2014 were ¥425,715 thousand, ¥154,589 thousand and ¥122,610 thousand, respectively. Long-lived assets include property and equipment.

19.       ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” incurred during the years ended March 31, 2012, 2013 and 2014, relate primarily to advertisements in magazines and journals and amounted to ¥30,670 thousand, ¥83,153 thousand and ¥194,157 thousand, respectively.

20.       RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs incurred during the years ended March 31, 2012, 2013 and 2014 amounted to ¥12,288 thousand, ¥24,086 thousand and ¥122,940 thousand, respectively.

21.       RELATED PARTY TRANSACTIONS

During the year ended March 31, 2013, the Company entered into transactions with Shirasaka & Patent Partners (“SPP”) which is managed by president of UBIC Patent Partners Inc., a subsidiary of UBIC. SPP provides patent filing services to the Company.

The amounts of balances as of March 31, 2013 and 2014, and transactions of the Company with SPP for the years ended March 31, 2013 and 2014, are summarized as follows:

	Thousands of Yen
	2013	2014
Advance payment	¥21,553	¥35,196
Accounts payable	5,345	19,332
Expenses	4,896	34,502

22.       SUBSEQUENT EVENTS

Stock options

On June 25, 2013, the 9th series Stock Option Grant was approved at UBIC’s ordinary general meeting of shareholders. On May 22, 2014, UBIC’s board of directors resolved and approved the issuance of stock options under the 9th series Stock Option Grant.

The key terms and conditions for the 9th series Stock Option Grant are as follows:

Grant date	May 22, 2014
Number of shares to be issued	200,000 shares
Exercise price per share	¥489
Vesting period	3 years
Exercise period of the stock options	May 23, 2017 to May 22, 2020
Total number of recipients - Employees of the Company	24
Conditions for the stock options to be vested	Enrolled as director or employee of the Company

* * * * * *