Form 20-F
period 2015-03-31
UBIC, INC.
filed 2015-07-30
CIK 1550935

As filed with the Securities and Exchange Commission on July 30, 2015

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Masahiro Morimoto, +81 (3) 5463-6344, +81 (3) 5463-6345 Meisan Takahama Building 2-12-23 Kounan Minato-ku Tokyo 108-0075 Japan
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

As of March 31, 2015, 35,491,360 shares of Common Stock were outstanding, including shares represented by American Depositary Shares.

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

Yes ☐  No ☒

i

ii

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for this translation was $1.00 = ¥120.17. This was the approximate exchange rate in Japan on March 31, 2015.

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

	For the year ended March 31,
	2011	2012	2013	2014	2015	2015
	(thousands of yen, except per share data)					(thousands of dollars, except per share data)
Consolidated Statement of Operations Data:
Revenue	¥2,676,194	¥5,123,801	¥4,699,693	¥4,173,694	¥6,279,615	$52,256
Operating revenue from reimbursed direct costs	9,899	12,427	12,407	18,874	25,311	211
Total revenue	2,686,093	5,136,228	4,712,100	4,192,568	6,304,926	52,467
Cost of revenue	966,352	1,600,425	1,845,236	2,314,348	3,140,080	26,130
Reimbursed direct costs	9,899	12,427	12,407	18,874	25,311	211
Selling, general and administrative expenses	669,742	1,153,438	1,949,023	2,497,339	2,864,113	23,834
Total operating expense	1,645,993	2,766,290	3,806,666	4,830,561	6,029,504	50,175
Operating income (loss)	1,040,100	2,369,938	905,434	(637,993)	275,422	2,292
Interest income	3,410	2,052	1,326	691	1,699	14
Interest expense	(14,262)	(13,360)	(23,474)	(30,867)	(28,177)	(234)
Foreign currency exchange gains (losses)	(39,942)	10,294	165,664	120,246	200,438	1,668
Impairment loss on investments in security	(108,540)	—	—	—	—	—
Dividend income	—	4,500	4,500	6,750	9,000	75
Other—net	1,296	655	(3,055)	(8,030)	(85)	(1)
Income (loss) before income taxes	990,602	2,374,079	1,050,395	(549,203)	458,297	3,814
Income taxes (benefit)	202,827	1,003,441	449,884	(105,651)	238,094	1,981
Net income (loss)	787,775	1,370,638	600,511	(443,552)	220,203	1,832
Less: Net income (loss) attributable to noncontrolling interests	(933)	2,951	4,490	4,798	1,750	15
Net income (loss) attributable to UBIC, Inc. shareholders	¥788,708	¥1,367,687	¥596,021	¥(448,350)	¥218,453	$1,818

	For the year ended March 31,
	2011	2012	2013	2014	2015	2015
Per Share Data:
Net income (loss) attributable to UBIC, Inc. shareholders per share (1)
Basic	¥33.4	¥51.5	¥18.9	¥(13.2)	¥6.3	$0.05
Diluted	24.9	42.2	18.3	(13.2)	6.1	0.05
Weighted average shares outstanding (1)
Basic	23,594,650	26,561,650	31,584,220	34,058,003	34,956,728	34,956,728
Diluted	31,707,580	32,415,890	32,527,780	34,058,003	35,798,753	35,798,753
Cash dividends declared per common share (1)	—	0.8	5.0	—	3.0	—

(1)          Share and per share data give effect to a 2-for-1 share split effective on October 1, 2011 and April 1, 2012, and a 10-for-1 share split effected on April 1, 2014, which represented one ADS for two common shares, as if such share split had occurred on April 1, 2010.

	As of March 31,
	2011	2012	2013	2014	2015	2015
	(thousands of yen)					(thousands of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥675,212	¥2,410,304	¥1,195,142	¥1,378,444	¥2,718,261	$22,620
Total current assets	1,675,941	3,643,020	2,770,210	2,765,612	4,632,401	38,549
Total noncurrent assets	697,655	1,336,656	2,307,067	2,235,211	3,060,776	25,470
Total assets	2,373,596	4,979,676	5,077,277	5,000,823	7,693,177	64,019
Total current liabilities	821,757	1,763,575	1,070,451	840,652	1,504,984	12,524
Working capital	854,184	1,879,445	1,699,759	1,924,960	3,127,417	26,025
Long-term debt	323,040	400,020	447,284	445,186	775,340	6,452
Total noncurrent liabilities	349,595	476,547	629,854	538,557	939,842	7,821
Total liabilities	1,171,352	2,240,122	1,700,305	1,379,209	2,944,826	20,345
Total UBIC, Inc. shareholders’ equity	1,195,177	2,727,536	3,360,464	3,600,308	5,234,907	43,563
Total equity	1,202,244	2,739,554	3,376,972	3,621,614	5,248,351	43,674
Operating Data:
Capital expenditures	248,337	621,522	1,014,617	521,024	689,287	5,736
Net cash provided by (used in):
Operating activities	452,800	2,043,549	118,407	(2,400)	1,013,980	8,438
Investing activities	(227,712)	(520,224)	(1,132,703)	(630,180)	(1,413,188)	(11,760)
Financing activities	113,896	213,210	(282,979)	762,915	1,684,300	14,016

Financial covenants

There are restrictive covenants related to the borrowings under the credit line including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168,013 thousand on a stand-alone basis and ¥1,173,145 thousand on a consolidated basis under Japanese GAAP (“J GAAP”) or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states than UBIC and the Company shall not record ordinary losses in any two consecutive fiscal years. UBIC is in compliance with these restrictive covenants at March 31, 2015.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2015, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under J GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC and the Company shall not record ordinary losses in any fiscal years ending on or after March 31, 2015. UBlC is in compliance with these restrictive covenants at March 31, 2015.

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

On June 24, 2011, our Board of Directors declared a cash dividend of ¥7.5 per share, payable to shareholders of record as of June 27, 2011, for a total of ¥19.7 million. On June 22, 2012, our Board of Directors declared a year-end cash dividend of ¥50 per share of common stock to shareholders of record at as of June 25, 2012. On June 25, 2013, our Board of Directors declared a year-end cash dividend of ¥50 per share of common stock to shareholders of record as of June 26, 2013. The aforementioned per share cash dividends do not reflect a 2-for-1 share split effective on October 1, 2011 and April 1, 2012 and a 10-for-1 share split effective on April 1, 2014. We did not declare a cash dividend in 2014. On June 23, 2015, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2015. The dividends declared in June 2012, 2013, and 2015 totaled ¥145.6 million, ¥159.7 million and $106.5 million, respectively.

In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

In parts of this annual report, certain amounts reported in Japanese yen (¥) have been translated into U.S. dollars ($) for the convenience of readers. Unless otherwise noted, the rate used for the translation was $1.00 = ¥120.17, which was the approximate exchange rate in Japan on March 31, 2015.

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 30, 2015 was $1.00 = ¥122.10 The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

Fiscal year ended March 31	At end of period	Average of month-end- rates	High	Low
			(¥ per $1.00)
2011	82.76	85.00	94.24	80.48
2012	82.41	78.86	82.41	76.34
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016*	124.00	122.49	125.58	118.80

Month ended	High	Low
	(¥ per $1.00)
January 2015	120.20	116.78
February 2015	120.38	117.33
March 2015	121.50	119.01
April 2015	120.36	118.80
May 2015	124.18	119.09
June 2015	125.58	122.10
July 2015*	124.04	120.54

* For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. Average exchange rate of fiscal year ending March 31, 2016, calculated based on the month-end exchange rates of April 1, 2015 through July 17, 2015.

3.B.                  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.                REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.              RISK FACTORS

Risks Related to Our Business

We may not be able to achieve our expected revenues, operating income or net income in the future due to several factors involving our business operations, including a decrease in our revenue from our eDiscovery business.

Our expected levels of revenue, operating income or net income may not be achieved due to several other factors, including, but not limited to:

•             a decrease in revenues from our core eDiscovery business if more law firms that use our services perform their own manual review of documents we have identified in the eDiscovery process;

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

Interruptions, errors or delays with respect to our forensics or eDiscovery systems may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human errors, computer viruses and other similar events. Some of our computer and networking equipment is located in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve our financial targets or maintain our current level of total revenue, operating income or net income if the economy in the United States or Asian countries, including Japan, deteriorates or does not improve.

Our business is principally conducted in Japan, other Asian countries and the United States and most of our revenues are from clients operating in the United States and Asia. If U.S. and Asian economies deteriorate or do not improve, it may become difficult to maintain our current level of revenue and margins or achieve our expected revenues, operating income or net income.

We have taken precautions to mitigate the inherent risks of natural disasters such as earthquakes and tsunamis by enhancing our business continuity planning and investing in additional data centers both inside and outside of Japan. However, if an environmental catastrophe were to occur or should regions in which our data centers are located experience the disruption of social infrastructure or power shortages and other impacts due to similar natural disasters, our backbone network and service facilities could fail and as a result, we may suffer direct and indirect damages, which may adversely affect our financial condition and results of operations.

Our acquisition may not be successful.

We completed the acquisition of TechLaw Solutions, Inc. in order to efficiently develop sales channel in the U.S. and enhance our business competitiveness.

We incurred significant expenses to acquire and integrate business. Additionally, we may not achieve strategic objectives, planned revenue improvements and may not retain key personnel of the acquired business. Our operating results may also be adversely affected by the operating results related to the acquired business.

We could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

We have a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges of these assets.

Goodwill is not amortized and is tested annually for impairment of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments or one level below the operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. If the carrying amount of a reporting unit exceeds its fair value, we then perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any, and an impairment charge is recorded for the amount.

If we fail to keep and manage our confidential customer information, or if our technical systems suffer interruption or damage, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.

We keep and manage confidential information and/or privileged data obtained from our clients. We exercise care in protecting the confidentiality and integrity of such information and take steps to ensure its security. However, we can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information or privileged data.

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

Any of the disruptions or events listed above could cause material interruptions or delays in our business, resulting in the loss of data or rendering us unable to provide services to our clients. In addition, if anyone can circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Although we have taken measures that we consider to be prudent and adequate to protect against these events, we may not have developed or implemented adequate protections or safeguards to overcome the damage they may cause. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our data systems. If any material leak of clients’ information were to occur, we could be subject to lawsuits for damages from our clients, incur expenses associated with repairing or upgrading our security systems and suffer damages to our reputation that could result in a material decline in clients as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations.

If we fail to effectively manage our growth, our business, financial condition, results of operations and business prospects may be materially adversely affected.

We have limited operational, administrative and financial resources, which may be inadequate to sustain our rapid growth and planned expansion. If our customer base continues to expand, investments in our technology platform, facilities and other areas of operations, including customer service and sales and marketing, will also increase. Our future success will depend on, among other things, our ability to effectively maintain our relationships with our key clients, to continue training, motivating and retaining our key employees and attract and integrate new employees, and to maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. and Japanese securities laws, is complete and accurate.

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

If we fail to keep up with the rapid technological changes in our industry, we may lose clients due to obsolete services.

Our markets are characterized by:

•              frequent new product and service introductions;

•              continually changing customer requirements; and

•              evolving industry standards.

Although we believe that the most recent version of Lit i View® (version 7.6, released in July 2015), which features improvements in predictive coding and, therefore, the speed and accuracy of our primary eDiscovery software, is a significant stride forward, not only compared to the previous version of Lit i View®  but also compared with Asian language products of our competitors, if we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose clients.

Our pursuit of necessary technological advances will require us to display unwavering commitment and a substantial investment in time and expense. Some of our competitors have greater financial and other resources than we do and, therefore, may be better able to meet the time and expense demands of achieving technological advances. This may allow our competitors to respond more quickly to new and emerging technologies and standards or invest more heavily in upgrading or replacing equipment to take advantage of new technologies and standards.

We face significant competition and may be unable to compete successfully against our competitors, which would have a material adverse effect on our business and results of operations.

Our primary competitors are companies with long established eDiscovery operations, which have significant, and often multi-faceted, operations with law firms and companies operating internationally. Many of our competitors have significantly greater financial resources, longer operating histories and more experience in attracting and retaining clients and managing relationships with the law firms and companies that constitute our target clients than we do. They may compete with us for clients in a variety of ways, including, without limitation, with respect to price and their more extensive eDiscovery and other analytical experience. If any of our competitors provide or develop comparable or superior computer forensic or eDiscovery services, the results would have a material adverse effect on our results of operations.

We depend on our key personnel for the success of our business, and losing their services would severely disrupt our business.

Our future success is heavily dependent upon the continued service of our key executives, including Masahiro Morimoto, our founder, Chairman and Chief Executive Officer, and Naritomo Ikeue, our Executive Vice-President and Chief Operating Officer, among others. If we lose the services of senior members of our management or other key employees, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose clients. Each of our executive officers has entered into an employment agreement with us. We do not maintain key-man life insurance for any of our key executives. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

We require additional human resources and incur increased costs and administrative workload as a result of being a U.S. public company.

As a public company in the United States, we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. Although we are required to comply with Section 404 when filing our annual report on Form 20-F for the fiscal year ended March 31, 2015, as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (Securities Act), we have decided to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012 (JOBS Act), which, assuming we continue to be an emerging growth company, allows us to delay complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. Our management may conclude that our internal controls over financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective, it may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. As a result, such firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission (SEC) for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of Nasdaq listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us or the reliability of our financial statements.

Undetected programming errors could harm our reputation or decrease market acceptance of our services, which would materially and adversely affect our results of operations.

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

A substantial portion of our software solutions and systems are proprietary and we rely on statutory copyright, trademark, patent, trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. We cannot assure you that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and results of operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

While we derive a significant portion of our revenue from a small number of substantial clients, the specific clients change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments. Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, our clients’ demand for our services and solutions tends to be much less extensive. This means that contracts for our eDiscovery services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

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

We are a company incorporated under the laws of Japan and our principal assets are located in Tokyo. In addition, all of our directors reside in jurisdictions outside of the United States and substantially all of the assets of these persons are located in those non-U.S. jurisdictions. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. For example, Japan does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for holder of American Depositary Shares to bring an original action against us or against these individuals in a Japanese court in the event that a holder believes that its rights have been infringed under the U.S. federal securities laws or otherwise.

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

Risks Related to the Ownership of Our American Depositary Shares (ADSs)

We expect that the price of our ADSs will fluctuate substantially.

The market price of our ADSs could be affected by a number of factors, including:

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

•               significant sales of the ADSs or common stock by our shareholders in the future; and

•               the trading volume of the ADS.

In the past, securities markets have experienced significant price and volume fluctuations not related to the operating performance of particular companies. Future market fluctuations may also materially adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A.          HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed in 2003 and commenced our operations under the name Universal Business Incubators, Inc. in Japan under the Commercial Code of Japan, then changed our name to UBIC, Inc. in August 2004.  At the time of incorporation, we initially focused on importing and selling computer forensics tools within Japan, including to domestic clients such as the National Police Agency and Japan’s Ministry of Defense. We entered the eDiscovery and electronic data forensic investigations markets in 2005 by leveraging the skills we had developed and refined through the application of our computer forensic tools. In 2007, we listed shares of UBIC, Inc. on the Mothers Marketplace of the Tokyo Stock Exchange (“TSE”), which is the primary market for high-growth and emerging technology companies on the TSE. In that year, we established UBIC North America, Inc. with offices in Silicon Valley. In 2009, we opened our office in Seoul, South Korea and opened an office in Hong Kong. In 2010, we established Payment Card Forensics, Inc., as our subsidiary in Japan, in which we have a 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc., as our subsidiary in Japan, in which we had an 80% ownership interest. In 2011, we opened our office in Reston, VA, and also established UBIC Korea, Inc. and UBIC Taiwan, Inc. with offices in Seoul, South Korea and Taipei City, Taiwan, respectively. In 2012, we established UBIC Patent Partners, Inc., as our subsidiary in Japan, in which we have a 100% ownership interest. In 2012, we opened our office in New York City. In July 2013, we relocated our Reston office to Washington D.C.  In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC.” In June 2014, we opened our office in Los Angeles, California. In addition, in August 2014, we acquired all shares of TechLaw Solutions, Inc. (TLS) which is based mainly in Virginia, the United States. In February 2015, we acquired the outstanding of UBIC Risk Consulting, Inc. not owned by us to make it our wholly owned subsidiary, and subsequently absorbed it through an absorption-type merger in which we were the surviving company.

We apply our capital expenditures chiefly to develop new eDiscovery technologies, to improve the delivery of our services and to expand our global operating capability and capacity to promote further expansion of our business in each market we serve. Our capital expenditures were ¥1,014.6 million, ¥521.0 million and ¥689.3 million in fiscal years ended March 31, 2013, 2014 and 2015, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Kounan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (3) 5463-6344. Our corporate website is http://www.ubic-global.com/. Our agent in the U.S. is UBIC North America, Inc., 3 Lagoon Drive, Suite 180, Redwood City, CA 94065, telephone number: +1 (650) 654-7664.

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

We assist clients involved in cross-border litigation, administrative proceedings and internal investigations, including those related to antitrust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. The particular matters in which we are engaged by clients typically involve Asian language information. A particular challenge of eDiscovery involving Asian-language information is the accurate electronic recognition of Japanese, Korean and Chinese characters and the organization of the collected information in a format that can be effectively and efficiently reviewed and identified as relevant to the particular investigation. For example, when most conventional eDiscovery technologies are applied to Asian language content, the result is garbled text or otherwise inaccurate outputs. However, we believe our proprietary Lit i View® eDiscovery solution accurately handles Asian-language characters, encoding schemes and native file systems. Lit i View® also streamlines and consolidates our and our clients’ workflows. Our Intelligence Cloud™ formerly known as Legal Cloud hosting solution complements and integrates with Lit i View® and helps to address the substantial complexity and cost associated with these international investigations and litigations. Because of the flexible, comprehensive and integrated nature of our solutions, we can address the entire electronic discovery reference model (EDRM) life-cycle in connection with these matters, which we believe enables us to optimize outcomes and provide significant cost savings to our clients.

We have assisted clients in more than 550 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 900 corporate investigations in Japan, South Korea, China and Singapore.

Industry Overview

eDiscovery solutions enable organizations to identify, preserve, collect, process, review, analyze and produce data in order to meet compliance, records management and/or legal discovery requirements. Data that can be subject to investigation include texts, email, calendar files, images, databases, video, audio files, web sites, spreadsheets and computer programs. In addition, the form of data storages are not limited to servers, hard disks or other data storage media but can take various forms including smartphones and tablets, and they are diversifying with the advancement of technology. The volume of such electronically stored information (ESI) is continuing to grow at an extraordinary rate. According to an IDC Digital Universe Survey, the total amount of digital information created, captured or replicated worldwide every year is increasing at a rate of 40% annually, and is expected to reach 44 trillion gigabytes by 2020. While email remains the primary application driving eDiscovery growth, it is expected that there will be dramatic growth being driven by explosively increasing data due to social networking and cloud computing.

According to the latest analysis about eDiscovery market by Transparency Market Research (TMR), the global eDiscovery market, in both services and software, is forecast to grow from US$5,563.7 million to US$21,089.1 million by 2022 at a CAGR of 16.2% from 2014 to 2022. TMR’s analysis includes several reasons for the projected growth, including increases in ESI volume, the continued domination of ESI in legal proceedings thanks to reliance on electronic communications and records, regulatory requirements for archiving electronic information for compliance purposes, and the emergence of social media as a source of evidence in civil litigation through its inclusion in eDiscovery.

eDiscovery is fundamentally different from paper-based evidence discovery primarily because of the much higher volume of electronic information produced and maintained by businesses and other organizations. For example, enterprise information stored in one personal computer is equivalent to an estimated four to six thousand boxes of printed material. In addition, in recent days, a growing number of corporations introduce mobile terminals and SNS into their operations. Because of the sheer volume of information that must be analyzed in investigations or other legal matters, it is extremely challenging to investigate archives of electronic information manually. Accordingly, in order to achieve success in a lawsuit and avoid sanctions, we believe that attorneys must employ an automated process to analyze this trove of information, identifying and producing only information relevant to the matter. Providing only relevant documents is a very important consideration for organizations, which generally prefer to keep confidential those documents and other materials they are not legally required to produce.

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

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a company’s demand for eDiscovery services and solutions tends to be much less extensive. This means that contracts for eDiscovery services tend to be time and subject specific. The fact that we have sold our eDiscovery solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that, when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive alternative. In addition, to the extent that, as discussed above, we are able to expand our client base among non-Asian law firms since we believe that they will need our services to review the Asian-language materials. We believe that this will expand our revenue base.

The overall market for eDiscovery and forensic services has benefited from the growing volume of ESI and a rapid increase in the number of lawsuits filed and investigations commenced in the United States which involve patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues. Our financial performance has also benefited from this trend, due mainly to lawsuits filed and investigations commenced in the United States against not only U.S. companies but also Japanese and other Asian multinational corporations. Recently, we have also benefited more from engagements for large and midsize international government investigations.

However, our market share and brand awareness in the United States have not sufficiently improved even after the acquisition of TLS. Our financial performance is more likely to be driven by increasing lawsuits and investigations involving Asian companies or U.S. companies with Asian operations, and by building out our sales and marketing presence and increasing our brand awareness and capabilities in the United States.

While the eDiscovery market is forecast to grow at a CAGR of 16.2% from 2014 to 2022, the highest growth is expected in the off-premise, or “cloud,” software market and its CAGR is forecast at 23.3%. We provides a one-stop, cloud-based eDiscovery solution with AI-based software that saves cost and time significantly. As our solutions demonstrate their value in the market place, we anticipate that they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

Challenges in eDiscovery

In April 2006, the United States Supreme Court approved certain amendments to the Federal Rules of Civil Procedure (FRCP) regarding the discovery in litigation of certain Electronically Stored Information (ESI). These amendments have placed a substantial burden on organizations to produce ESI in a very limited time period. Additionally, given the fact that complying with such discovery requests may cost in excess of $1.0 million or more for a single matter and multinational corporations may be involved in dozens of such lawsuits at any given time, organizations are seeking to contain the escalating costs of such discovery.

In recent years, the amount of data created by companies which may be deemed ESI has increased greatly and is expected to continue to even further grow in the future. According to an IDC Digital Universe Survey, the total amount of digital information created, captured or replicated worldwide every year is increasing at a rate of 40% annually, and is expected to reach 44 trillion gigabytes by 2020. Because the cost of eDiscovery is generally proportional to the volume of data to be collected, processed, reviewed and produced for litigation, costs for this function are rising. The problem is compounded if plaintiffs’ lawyers deliberately request discovery in such a broad a manner so as to impose prohibitive eDiscovery costs, in the hope that many organizations will simply prefer to settle than incur such costs. In addition, there has also been a dramatic increase in overall eDiscovery cost in situations where data needs to be collected overseas, searched, reviewed, produced in a foreign language and translated by bi-lingual attorneys and paralegals.

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

Our Competitive Advantages

We have designed our products and services to provide comprehensive solutions to meet the challenges of managing eDiscovery and electronic data forensic investigations. The principal ways in which our solutions address these challenges include:

•               Accurate Processing of Asian-language Characters. Our proprietary text mining technology allows us to accurately handle Asian-language (as well as English) characters, encoding schemes and native file systems. Our solutions and services allow us to accurately assess and convert different Asian-language character sets into the traditional Unicode Transformation Format (UTF), and also convert, as necessary, into several other complex encoding schemes which are frequently utilized by Asian companies, thus maintaining the fidelity of the search methodology and preserving the integrity and nuance of the underlying information. Many competitive solutions first translate Asian-language information to English and ASCII format which can result in garbled text and/or lack of accuracy. Processing and analysis is then conducted on this translated information, which, in our experience often is inaccurate and obscures or eliminates subtleties and nuances that are often critical to the legal assessment and applicability of the information.

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

•               Technology Assisted Review. Technology assisted review (TAR) is the use of software tools, increasingly comprised of artificial intelligence-based predictive coding, to perform mechanical document review. TAR reduces the amount of manual review of data produced in the collection process, which is traditionally the most expensive phase of the eDiscovery process. We believe that our TAR is very effective in Asian-language document review and our product development efforts incorporate all of our experience and know-how with TAR into our main platform, Lit i View®. Our TAR applies our proprietary algorithms that progressively predict and refine the automated work flow involved in TAR by accurately increasing the review weight of relevant documents. These proprietary algorithms are designed to bring our “recall rate” (the accuracy rate of identifying information relevant to a particular TAR) to 90% or better, which results in noticeable improvements in the efficiency of our review work as a whole, and significant savings in time and expense for our clients.

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

•               Flexible and Scalable Cloud Hosting Service. While we have been able to host our clients’ data in a traditional cloud environment, we have introduced our Intelligence Cloud™ solution that features a flexible and scalable cloud data hosting capability, and employs a secure, Internet-enabled storage solution that enables authorized users across the globe to access data and collaborate in connection with an investigation or litigation. Our Intelligence Cloud hosting technology helps to address the problem of rising complexity and cost from the growth and dispersion of electronic data volumes and the extended duration of many investigations and litigations. Our Intelligence Cloud hosting service coupled with our experience in handling large volumes of data enables us to deliver our eDiscovery solutions in a flexible and cost-efficient manner.

•               Big Data Compatible Cloud Infrastructure. Once a review project is complete, the documents and data collected for the case are usually tossed aside. When a similar case arises at a later time, the same data has to be re-collected, re-processed and re-reviewed. UBIC’s Lit i View BIG DATA CASE MANAGER (BDCM) treats data as “information capital” with the goal that it can be re-used in similar future matters to greatly reduce costs and time associated with e-discovery. The BDCM can consolidate huge volumes of electronic data from past cases into one unified system. This enables parties to effectively access information from past cases for current and future litigation matters.

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

•               The Solution Operated with UBIC Artificial Intelligence (AI) System. We developed the Virtual Data Scientist (VDS), a powerful AI system to automatically analyze documents and offer deeper insight into ESI. Lit i View EMAIL AUDITOR was released in 2014 as the first solution powered by VDS. It is provided to clients both by on-premise and through the cloud. It automatically audits large volumes of emails based on its extensive experience in assisting clients with their compliance issues.

Business Strategy

As a leading eDiscovery company in Asia, we have developed our own eDiscovery software, Lit i View® which supports Asian languages (Japanese, Chinese and Korean), and have provided one-stop solutions with the highest levels of technology and know-how to analyze and process ESI for litigation.

Since our inception, we have worked hard to implement our corporate philosophy to support our clients’ success and to contribute to the creation of a better society. We have pursued those goals through business and technological development, by achieving a dual listing on both the Japanese and the U.S. markets, and through the establishment of a global management organization. At present, we believe that the time is right for both organic and inorganic growth through the following initiatives:

Expansion of Existing Legal Business

We will continue to optimize the integration of UBIC North America, Inc. and TechLaw Solutions Inc., and will strive to expand our business at the same time. Moreover, we will continue to promote M&A for business expansion in the United States and other areas. In line with the expansion of our product and solution portfolio, we will provide those expanded products and solutions through sales partners. Partnerships may take various forms, depending on the situation and opportunities that present themselves. We intend to develop sales partners in the U.S. market for our AI-based solutions such as Lit i View EMAIL AUDITOR and others.

Expansion of New Business Utilizing Our Artificial Intelligence

We are pursuing new products and solutions in healthcare, marketing and other areas utilizing UBIC AI to expand our product and solution portfolio. We will work on developing partners for new business development in the fields of healthcare, marketing, intellectual property management, engineering assistance, financial engineering and other where we can apply UBIC AI technology and know-how.

Development of Our Organization to Execute Management Strategy

We will continue to enhance activities at our R&D center, and contribute to the development of our big-data analysis business through continuing improvements in UBIC AI capabilities. We intend to strengthen collaboration between our Advanced Data Analysis and Products department established in May 2014 and our R&D center to develop technology and products that helps not only our eDiscovery and fraud investigation business, but also social well-being by helping to predict various risks with our advanced analysis technology. In the fiscal year ended March 31, 2015, we have established an organization responsible for public relations activities on a global basis, which contributed to increased recognition of our operations and brand, not only in Japan but also in the United States, Korea and Taiwan through significantly increased media exposure. We intend to continue to enhance these activities to raise awareness of our technologies, services and solutions in the future. We will control business activities on a global basis through our refined headquarters functions, and at the same time focus on diversity by improved delegation of authority to our managers in each country. We expect to establish a dynamic and flexible management system by centralized control of global functions and business strategy and execution to respond to the needs in each area.

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

eDiscovery Business

Our eDiscovery solutions and services enable the preservation, processing, review and production of Electronically Stored Information (ESI). Our solutions (i) copy electronic data from personal computers, servers, mobile devices, website and various types of storage, (ii) search and identify relevant documents and evidence with TAR driven by UBIC AI, (iii) permit the inspection of evidence and on-line hosting for review and translation, and (iv) produce the final disclosure of evidence in the court-requested format. All of our solutions and services can be provided seamlessly in the same secured environment, providing a one-stop shop for our customers.

In civil lawsuits, the plaintiff and the defendant disclose evidence before commencement of the trial. Pursuant to the Federal Rules of Civil Procedure (FRCP) in the United States, disclosure of electronic evidence in electronic format through “eDiscovery” has been mandated, and more than 90% of enterprise information is typically stored in electronic format. Our eDiscovery support service helps to ensure secure and effective information disclosure.

Lit i View®, our online eDiscovery software powered by UBIC AI, makes it possible for corporate customers and outside counsel to more efficiently review electronic evidence. Lit i View® is designed to ensure that only necessary information is disclosed through a disclosure approval process undertaken by assigned lawyers. The inherent risk of information leakage in an eDiscovery process is a concern for enterprises. Using Lit i View®, only those files identified as containing evidence are hosted to our inspection servers, and the remainder of the information is stored in our local secure data centers at many places in the world to ensure the safety and confidentiality of critical data.

We believe that we are the only eDiscovery service provider with data processing centers not only in the United States but also in Japan, South Korea and Taiwan, and thus we can conduct the entire process of eDiscovery in Asia. This allows us to avoid sending non-responsive electronic data to other parties abroad and potentially making such confidential and proprietary data subject to the jurisdiction of the courts in other countries.

Though typically more than 90% of enterprise data is available in electronic formats, the volume of paper documents may also be significant. We perform paper based evidence discovery by scanning and subsequently digitizing the documents, utilizing Optical Character Recognition (OCR) techniques. We utilize methods to avoid loss of potentially responsive evidence. Once available in digital formats, the techniques followed for analysis of these documents follows identical methods employed for ESI.

Lit i View® Solution

Our advanced technology platform, Lit i View®, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. Developed entirely in-house at UBIC, Lit i View® incorporates processing and filtering software specifically for Asian encoding schemes and language sets as well as for information stored in English. Lit i View® allows the enterprise or its legal advisors to work efficiently and effectively by handling Chinese, Japanese and Korean as well as English information conveniently at a remote location or on-site in the enterprise offices.

Lit i View® more accurately identifies Asian characters and documents responsive to the eDiscovery search than competing products, and thus enables us to reduce the number of documents that need to be handled and reviewed by persons, and reduces the chances to fail to identify an important document. Lit i View® works seamlessly with more than 20 software applications, including Microsoft Outlook and several unique email applications, and thus we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors.

Lit i View® incorporates our artificial intelligence (AI) language capabilities such as “concept search,” which searches not only words, but also general concepts, similar meanings and relevant categorizations. Searches conducted in Asian languages are more difficult because Asian languages typically contain no spaces between words. In addition, because there are numerous ways to express different words and their combinations, keyword searches are usually insufficient to find all relevant documents. Lit i View’s use of concept searches can be very useful because users can take a case-by-case approach to determine what will be the most effective search tools.

Lit i View® also permits the extracted data to be reviewed simultaneously by UBIC’s reviewers, UBIC’s clients, and the clients’ law firm or legal team. We believe this facilitates faster and more accurate analysis of the produced data.

Intelligence Cloud™ Solution

Our customizable Intelligence Cloud™ solution addresses the problem of rising costs associated with the growth and dispersion of ESI volumes across the globe, along with prolonged investigations and litigations. Because large enterprises are generating electronic data at a rapid rate, there are a growing number of proactive enterprises that are seeking to deploy data hosting solutions to provide better readiness and ongoing protection against potential eDiscovery issues. Some enterprises have begun to show increasing interest in cloud-based data hosting. While historically most organizations have tended to prefer to host data on-site in local servers, concerns regarding data preservation, confidentiality and accessibility of cloud-based services have begun to diminish. In addition to moving data into the cloud in connection with a specific investigation or lawsuit, enterprises are choosing to host data in a medium that allows for rapid preservation, collection, processing and review.

We believe that the competing cloud hosting services available are not experienced and capable of hosting the large volume of data produced by litigation. Because competing cloud hosting services typically handle a more limited amount of data, their cost structure is not conducive to handling the large volume of data produced by litigation. As a result, we are more experienced in handling large volumes of data in connection with our eDiscovery solutions, we are both equipped and experienced in dealing with these materials and are able to host litigation data in a cost-efficient manner. Our Intelligence Cloud™ solution allows us to maintain client data during and after a particular litigation or investigation, and to maintain the data and documents in a relational database of our clients’ data and documents, along with all of the tagging and coding that was completed in connection with such project. We believe that the analysis and indexing we conduct in order to build a relational database provides a superior and distinct data hosting solution for our clients by allowing them to more rapidly access relevant data and documents for future litigations, investigations and other corporate needs.

For large multinational clients, we have started offering Lit i View BIG DATA CASE MANAGER (BDCM), which enables those clients conducting multiple, simultaneous matters to significantly reduce time and costs by allowing them to efficiently manage multiple data environments and eliminate redundancy. This has become a key factor that enhances our superiority over our competitors.

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

Lit i View Software

We developed the Virtual Data Scientist (VDS), a powerful AI system to automatically analyze documents and offer deeper insight into ESI. Lit i View EMAIL AUDITOR was released in 2014 as the first solution powered by VDS. It is provided to clients both by on-premise and through the cloud. It automatically audits large volumes of emails based on its extensive experience in assisting clients with their compliance issues.

Clients

We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States and Asia. Since our inception, approximately 290 clients have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our clients that represented more than 10% of total revenue during one or more of the last three fiscal years include Samsung Electronics Co., Ltd., and TMI Associates. Because we are retained by these clients for specific projects as they arise, we expect that we will have different major clients from year to year. In the future, the expansion of our Lit i View BIG DATA CASE MANAGER solution may provide an opportunity to develop ongoing and more stable client relationships.

Sales and Marketing

Our sales executives market solutions and services directly to prospective clients and referral law firms through on-site sales calls and longstanding relationships. We focus on attracting and retaining clients by providing superior integrated technology solutions and exceptional client service. Our client support specialists are responsible for providing ongoing support services for existing clients.

Our marketing efforts and lead generation activities consist primarily of client referrals, telemarketing, trade shows, industry events and press releases. Additionally, we maintain a website that clients and potential clients may access to obtain additional information related to solutions we offer. We believe that our hosting of educational seminars with respect to eDiscovery topics for legal professionals has been very beneficial to brand awareness and sales and marketing efforts generally.

Sales by Market and Segment

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) clients, by UBIC North America, Inc. (UNA) and TechLaw Solutions, Inc. (TLS) , our U.S.- based wholly-owned subsidiaries, for clients based in the U.S. or represented by U.S. - based attorneys who contracted UNA or TLS, and by other foreign subsidiaries for foreign clients other than those who contracted UNA or TLS. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

During the year ended March 31, 2012, we established subsidiaries in countries other than Japan and the U.S. Management reevaluated the structure of our business and devised a new reportable segment structure. All periods presented have been revised to report segment results under the new reportable segment structure.

Revenue is recognized by each segment for which the segment has a direct contractual relationship with its client. Most of our clients are either corporate clients in Asia or U.S.-based law firms representing corporate clients in Asia. If our services are contracted between a law firm in the U.S. and UNA or TLS, revenue is recorded by the U.S. segment, although the end corporate client may be located in areas other than the U.S.

For information related to our total revenues by geographic market for each of the last three financial years, see “Item 5.A — Operating Results — Results of Operations — Operating Segments.”

Seasonality

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a company’s demand for eDiscovery services and solutions tends to be much less extensive. This means that contracts for our services tend to be time- and subject-specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

Research and Development

Our development efforts in AI technology were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our Virtual Data Scientist (VDS), we now have the capability to analyze various types of big data. Our research is focused on addressing two key questions: how to identify information that’s important to our clients from big data, particularly information about people’s intentions and behavior, and how to effectively use the advanced knowledge of experts to analyze vast volumes of information. We are currently working to dramatically improve the quality of human intellectual activity through research that taps the knowledge of experts.

Our basic R&D policies and priorities are as follows:

•                  To sustain a fast R&D cycle where the knowledge acquired from our research is leveraged to develop products, and then incorporating user feedback to evaluate the product and drive further R&D efforts in order to take the lead in this industry and to benefit society.

•                  To use Behavior Informatics to identify human traits and errors in software data containing bugs— a combination of behavioral science and information science.

•                  To drive further advances in our Virtual Data Scientist to help users gain insights from big data analysis and to assist users in stripping away large volumes of information to pinpoint the data they really need.

•                  To energize and improve societies by contributing to safe and stable communities and a more equitable global business environment.

Intellectual Property

We are strong believers in intellectual property, attaching the same level of importance to our intellectual property strategy as the Company does to its technology and business strategies. We believe that a strong intellectual property strategy is vital for achieving our goal of growth and expansion through the data analysis business. We look at ways of developing new types of technology, while simultaneously searching for ways to make those new technologies commercially viable. The goal of our intellectual property strategy is to find ways of protecting and strengthening those technologies, which means securing intellectual property rights so as to be able to apply their versatility to future products. Our intellectual property strategy has focused on protecting our proprietary technologies and on maintaining our competitive advantage over our rivals by building close relationships between our research centers, our clients and the market to accurately identify future business opportunities. Mirroring our business growth, our intellectual assets have expanded rapidly — quantitatively and qualitatively — and we have secured intellectual property rights not only in Japan, but also in the U.S. and other countries.

In Japan, we have applied for patents for 55 inventions and have been granted patents on 23 of them. In the United States, we have applied for patents for 15 inventions and have been granted patents on three of them (as of March 31, 2015, for both). Moreover, many trademarks have been registered in many countries across the world, including “Lit i View®,” “Predictive Coding™” and “VIRTUAL DATA SCIENTIST™” as brands representing the uniqueness of the above technologies.

Competition

The eDiscovery and digital forensics solutions and services markets in the United States and Asia are intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent solution introductions, changes in client demands and evolving industry standards. Competitors vary in size, scope and breadth of solutions and services offered. Competitors include Guidance Software Inc., HP Autonomy Corporation Plc, IBM Corporation, Symantec Corporation, EMC Corporation, Daegis, Inc., Epiq System Inc., Catalyst, Access Data Group, FTI Consulting, Inc., Xerox Corporation, Navigant Consulting, Inc., Hewlett-Packard Development Company. L. P., Integreon Managed Solutions Inc., Merrill Corporation, Transperfect, KPMG, Kroll, Inc., and Consolio.

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

•              quality of professional services, as well as client support and maintenance; and

•              name recognition and reputation.

Although many of our competitors have greater resources and greater name recognition, we believe we compete favorably on the basis of the other competitive factors listed above. We believe our solutions and services, supported by our artificial intelligence technologies based on tacit knowledge, enable a process that permits the automated identification of relevant text in Asian languages, thus improving accuracy, reducing the number of steps in the review process and generating significant savings in time and cost of document review. Specifically, we believe that our predictive coding solution powered by UBIC AI technology allows us to accurately handle English- and Asian-language characters, encoding schemes and native file systems, and provides us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader solution offerings.

Government Regulation

The eDiscovery industry, solutions and services are not directly regulated by any governmental authorities. However, our clients must comply with certain governmental and judicial requirements. Class action and mass tort cases, as well as eDiscovery requirements related to litigation, are subject to various federal and state laws, as well as rules of evidence and rules of procedure established by the courts.

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

4.C.            ORGANIZATIONAL STRUCTURE

As of June 30, 2015, UBIC has three Japanese subsidiaries and four overseas subsidiaries. The following table sets forth for each of our consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

Name of Consolidated Subsidiary	Jurisdiction of Incorporation	Proportion of ownership and voting interest	Principal Activities
Payment Card Forensics, Inc.	Japan	60%	Credit card forensic investigation business
UBIC Patent Partners, Inc.	Japan	100%	Patent management related business
UBIC MEDICAL, Inc.	Japan	100%	Analysis of large volume medical data
UBIC North America, Inc.	U.S.	100%	eDiscovery product marketing and sales
UBIC Korea, Inc.	South Korea	100%	eDiscovery product marketing and sales
UBIC Taiwan, Inc.	Taiwan	100%	eDiscovery product marketing and sales
TechLaw Solutions, Inc. (1)	U.S.	100%	eDiscovery product marketing and sales

The UBIC group consists of UBIC, Inc. and seven consolidated subsidiaries. The group companies are engaged in large volume data analysis business activities as represented by eDiscovery services.

(1)                                 In August 2014, UBIC acquired all outstanding shares of TechLaw Solutions, Inc. and converted it into a consolidated subsidiary.

(2)                                 UBIC converted UBIC Risk Consulting, Inc. which was an 80% owned consolidated  subsidiary as of March 31, 2014 into a wholly owned subsidiary in February 2015 and merged it in March 2015.

4.D.            PROPERTY, PLANTS AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2014 and March 31, 2015 consisted of the following:

	As of March 31
	2014	2015	2015
	(thousands of yen)		(thousands of
			U.S. dollars)
Leasehold improvement	¥159,384	¥237,870	$1,979
Furniture and fixtures	101,179	127,254	1,059
Computers	880,474	1,165,312	9,697
Assets under capital lease, principally office equipment	18,858	19,402	162
Capitalized computer software costs	1,590,143	1,928,106	16,045
Total	2,750,038	3,477,944	28,942
Less accumulated depreciation and amortization	(1,118,096)	(1,703,756)	(14,178)
Property and equipment and capitalized computer software, net	¥1,631,942	¥1,774,188	$14,764

Our fixed assets consist mainly of (i) internally developed software used to offer services in legal technology market, (ii) leasehold improvements at leased facilities in Japan and other countries and (iii) computer equipment, such as servers, routers and other network equipment. Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as office premises and data centers. There are no known environmental issues that may affect our utilization of our property and equipment.

Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 35,580 square feet of commercial space under a lease that expires in September 2015. We use this space for our principal sales, research and development, client service and administrative purposes.

In connection with our global sales and marketing efforts, we lease office space typically on a short-term renewable basis in the United States in New York, New York; Redwood City and Los Angeles, California; Washington D.C.; Chantilly, Virginia; Golden, Colorado; and internationally in London, United Kingdom; Seoul, South Korea; Taipei, Taiwan; and Hong Kong, China.

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

Overview

We generate the great majority of our revenue from the sale of eDiscovery support services and a small minority of our revenue from computer forensic investigation services, the sale of forensic tools and training, a variety of other legal support services such as compliance support, or “Legal and Compliance Services (LCPS)”, and software products driven by our AI technology. While we derive a significant portion of our revenue from a small number of substantial clients, the specific clients change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments.

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a client’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

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

The overall market for eDiscovery and forensic services has benefited from the growing volume of ESI and a continuing increase in the number of lawsuits filed and investigations commenced in the United States which involve patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues our financial performance has also benefited from these trends, but primarily from lawsuits filed and investigations commenced in the United States against Japanese and other Asian multinational corporations. We have also benefited more recently from engagements for large and midsize international government investigations.

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our propriety eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). In the future, it is our intent to focus on our TAR solutions where we provide a more direct and differentiated value proposition to our customers. Our TAR solutions are powered by our AI technology, and designed to perform reviews of large volumes of data and are intended to identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that, as our TAR based solutions demonstrate their value in the marketplace, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

Currently, our advantages in the eDiscovery market reside in our technical competencies for dealing with Asian languages and the strong local support capabilities within Asia. As such, our customers consist mainly of Asian enterprises, including Japanese, South Korean and Taiwanese companies. In some cases, we are disadvantaged in the vendor selection process because the discovery vendor selection by Asian enterprises is under significant influence of U.S. law firms, despite our distinct competitive advantages based on quality, cost and data security.

Our countermeasures against this situation include the enhancement of sales and marketing personnel in the U.S., joint marketing with U.S. law firms, and increasing our brand awareness in the U.S. market through public relations activities. Our acquisition of TechLaw Solutions, Inc. resulted in a significant, positive impact in our growth and development. Since TLS joined us in the latter half of 2014, a number of orders from non-Asian clients or their U.S. law firms have been received.

Of the various components of eDiscovery including evidence identification and retention, data collection and processing, analysis and hosting, hosting has shown steady growth. While historically the review of gathered documents and data was performed manually, significant increases in the volume of information maintained by enterprises has made the manual review procedures difficult, inefficient and costly. Recent technology called predictive coding has been developed, and as the overall industry transforms from manual review processes to technology-assisted review through the use of predictive coding and other technology, many eDiscovery vendors have been downsizing or eliminating their manual review services. We have successfully developed advanced predictive coding technology, powered by our AI technology and tacit knowledge derived from human experiences and reasoning. We believe that our predictive coding technology will enable us to manage the transition away from manual review services better than our competitors.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on our revenue, operating income and net income. Likewise the strengthening of the Japanese yen against the U.S. dollar has the opposite effect. For the year ended March 31, 2013, the strengthening of the Japanese yen against the U.S. dollar further progressed from approximately ¥82 at the beginning of the year to the approximate peak of the year at ¥78 in the second quarter. Thereafter, the Japanese yen depreciated to approximately ¥94. For the year ended March 31, 2014, a weak yen trend progressed after April, and a low of approximately ¥105 to the U.S. dollar was recorded at the end of the third quarter, but lifted to approximately ¥103 at the end of the year. For the year ended March 31, 2015, the Japanese yen gradually increased against the U.S. dollar to approximately ¥101 by July, but then generally weakened and, after recording an annual low of ¥122 to the U.S. dollar for the fiscal year, ended at approximately ¥120 to the U.S. dollar on March 31, 2015.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥4,712.1 million, ¥4,192.6 million and ¥6,304.9 million in the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

	For the year ended March 31,
	2013		2014		2015		2015
	(thousands of yen, except per share data)						(thousands of
							dollars, except
							per share
							data)
Revenue	¥4,699,693	99.7%	¥4,173,694	99.5%	¥6,279,615	99.6%	$52,256
Operating revenue from reimbursed direct costs	12,407	0.3	18,874	0.5	25,311	0.4	211
Total revenue	4,712,100	100.0	4,192,568	100.0	6,304,926	100.0	52,467
Cost of revenue	1,845,236	39.2	2,314,348	55.2	3,140,080	49.8	26,130
Reimbursed direct costs	12,407	0.3	18,874	0.5	25,311	0.4	211
Selling, general and administrative expenses	1,949,023	41.4	2,497,339	59.6	2,864,113	45.4	23,834
Total operating expense	3,806,666	80.9	4,830,561	115.2	6,029,504	95.6	50,175
Operating income (loss)	905,434	19.2	(637,993)	(15.2)	275,422	4.4	2,292
Interest income	1,326	*	691	*	1,699	*	14
Interest expense	(23,474)	(0.5)	(30,867)	(0.7)	(28,177)	(0.4)	(234)
Foreign currency exchange gains	165,664	3.5	120,246	2.9	200,438	3.2	1,668
Dividend income	4,500	0.1	6,750	0.2	9,000	0.1	75
Other—net	(3,055)	(0.1)	(8,030)	(0.2)	(85)	*	(1)
Income (loss) before income taxes	1,050,395	22.2	(549,203)	(13.1)	458,297	7.3	3,814
Income taxes (benefit)	449,884	9.5	(105,651)	(2.5)	238,094	3.7	1,981
Net income (loss)	600,511	12.7	(443,552)	(10.6)	220,203	3.4	1,832
Less: Net income attributable to noncontrolling interests	4,490	0.1	4,798	0.1	1,750	*	15
Net income (loss) attributable to UBIC, Inc. shareholders	¥596,021	12.6%	¥(448,350)	(10.7)%	¥218,453	3.4%	$1,817

* Less than 0.1%

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Total revenue

Total revenue for the year ended March 31, 2015, increased by ¥2,112.4 million, or 50.4%, to ¥6,304.9 million compared with the year ended March 31, 2014 of ¥4,192.6 million. The increase in total revenue was due primarily to the acquisition of large cases, including cases related to cartel matters, the successful acquisition of new large accounts in the United States, and the strengthened pipeline contributed by the acquisition of TechLaw Solutions, Inc..

Revenue from our eDiscovery services increased by ¥2,089.7 million, or 55.4%, to ¥5,859.6 million in the year ended March 31, 2015 from ¥3,769.9 million in the comparable period in the previous year. The increase in revenue from our eDiscovery business was due to the acquisition of large cases, including cases related to cartel matters, the successful acquisition of new large accounts in the United States, and the acquisition of TechLaw Solutions, Inc., as described above.

Revenue from legal and compliance professional services (LCPS) and other services were ¥445.3 million, which increased 5.4% from the previous fiscal year. The increase was due primarily to increase in revenue from investigations to which technology cultivated through the eDiscovery business applied offset by decrease in revenue from forensic tool and training. The increase was attributable to “Lit i View XAMINER” which is the forensic software we released last fiscal year and to newly launched “Lit i View EMAIL AUDITOR” driven by UBIC AI technology.

Cost of revenue

Cost of revenue for the year ended March 31, 2015 increased by ¥825.7 million, or 35.7%, to ¥3,140.1 million from ¥2,314.3 million for the year ended March 31, 2014. The majority of this increase was primarily due to our acquisition of TLS, which has facilities including data centers as well as skilled process engineers. The increase was also attributable to our continuing development of Lit i View® and other capitalized software products which resulted in amortization expense, to support further growth of the Company.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2015 by ¥366.8 million, or 14.7%, to ¥2,864.1 million from ¥2,497.3 million for the year ended March 31, 2014. This was due primarily to our acquisition of TLS, and the inclusion of its sales and marketing resources, and the acquisition-related expenses of ¥87.8 million which was expensed during the year ended March 31, 2015.

Operating income (loss)

We had operating income of ¥275.4 million for the year ended March 31, 2015, which is ¥913.4 million higher than our operating loss of ¥638.0 million for the year ended March 31, 2014. This increase was primarily due to the increase in our total revenue.

Other

•                       Interest income for the year ended March 31, 2015 increased by 145.9% to ¥1.7 million, from ¥0.7 million for the year ended March 31, 2014, due primarily to increase in cash and cash equivalent balances during the year.

•                       Interest expense for the year ended March 31, 2015 decreased by 8.7% to ¥28.2 million, from ¥30.9 million for the year ended March 31, 2014, due primarily to a decrease in average debt balances during the year.

•                       Foreign currency exchange gains for the year ended March 31, 2015 increased to ¥200.4 million, from ¥120.2 million for the year ended March 31, 2014 due to an increase in foreign currency denominated receivable balances as a result of an increase in U.S. dollar denominated revenue and the continuation of the Japanese yen depreciation.

•                       Dividend income for the year ended March 31, 2015 increased by 33.3% to ¥9.0 million, compared to ¥6.8 million for the year ended March 31, 2014.

Income taxes (benefit)

Income tax for the year ended March 31, 2015 was ¥238.1 million, compared with an income tax benefit of ¥132.4 million for the year ended March 31, 2014, due primarily to the operating income achieved for the year ended March 31, 2015 as described above. Our effective tax rates for the years ended March 31, 2014 and 2015 were 19.2% and 51.9%, respectively.

Net income (loss) attributable to UBIC, Inc. shareholders

Net income attributable to UBIC, Inc. shareholders for the year ended March 31, 2015 was ¥218.5 million compared with the net loss in the prior year of ¥448.4 million, due to an increase in revenue of ¥2,112.4 million, or 50.4%, and increases in the cost of revenue of ¥825.7 million, or 35.7%, and selling, general and administrative expenses of ¥366.8 million, or 14.7%, compared to the year ended March 31, 2014.

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

Net income (loss) attributable to UBIC, Inc. shareholders

Net loss attributable to UBIC, Inc. shareholders for the year ended March 31, 2014 was ¥444.6 million compared with the net income in the prior year of ¥596.0 million, due to a decrease in revenue of ¥519.5 million, or 11.0%, and increases in the cost of revenue of ¥469.1 million, or 25.4%, and selling, general and administrative expenses of ¥548.3 million, or 28.1%, compared to the prior year.

Operating Segments

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) clients, by UBIC North America, Inc. or TechLaw Solutions, Inc., our U.S.-based wholly-owned subsidiaries for clients based in the U.S. or represented by U.S.-based attorneys, and by other foreign subsidiaries for foreign clients other than those of UNA or TLS. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on J GAAP which include revenue, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Revenue is recognized by each segment for which the segment has a direct contractual relationship with our clients. Most of our clients are either corporate clients in Asia, or U.S.-based law firms representing corporate clients in Asia. If our service is contracted between a law firm in the U.S. and UNA or TLS, revenue is recorded by the U.S. segment, although the end corporate client may be located somewhere other than the U.S.

Our reportable segments are the same as our operating segments. Segment information for the years ended March 31, 2013, 2014 and 2015 is as follows:

Revenue:

	For the year ended March 31,
	(thousands of yen)
	2013	2014	2015
Japan
Outside customers	¥3,214,826	¥2,217,334	¥3,105,983
Intersegment *1	655,876	624,629	739,796
Total	3,870,702	2,841,963	3,845,779
U.S.
Outside customers	1,271,635	1,746,588	2,784,470
Intersegment *1	76,293	59,169	121,546
Total	1,347,928	1,805,757	2,906,016
Other
Outside customers	193,169	207,696	384,007
Intersegment *1	8,881	111,728	124,488
Total	202,050	319,424	508,495
Eliminations	(741,050)	(795,526)	(985,830)
Total revenue after eliminations	4,679,630	4,171,618	6,274,460
Adjustments *2	32,470	20,950	30,466
Total consolidated revenue	¥4,712,100	¥4,192,568	¥6,304,926

*1 Intersegment transaction prices and other conditions are determined based on market prices and total costs of transactions.

*2 These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and J GAAP.

Segment Performance Measure:

	For the year ended March 31,
	(thousands of yen)
	2013	2014	2015
Segment profit (loss)
Japan	¥888,760	¥(378,553)	¥303,149
U.S.	98,747	(100,923)	39,926
Other	(83,774)	(119,140)	(77,006)
Total segment profit after eliminations	903,733	(598,616)	266,069

Adjustments *3	1,701	(39,377)	9,353

Total consolidated operating income (loss)	905,434	(637,993)	275,422

Unallocated amounts:
Interest income	1,326	691	1,699
Interest expense	(23,474)	(30,867)	(28,177)
Foreign currency exchange gains	165,664	120,246	200,438
Dividend income	4,500	6,750	9,000
Other-net	(3,055)	(8,030)	(85)
Total consolidated income (loss) before income taxes	¥1,050,395	¥(549,203)	¥458,297

*3  Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition and vacation allowance expenses.

Segment Assets:

	As of March 31,
	(thousands of yen)
	2014	2015
Segment assets
Japan	¥5,014,488	¥7,622,397
U.S.	1,166,927	2,367,794
Other	403,088	632,699
Eliminations	(1,695,823)	(2,981,224)
Total segment assets after eliminations	4,888,680	7,641,666
Adjustments *4	112,143	51,511
Total consolidated assets	¥5,000,823	¥7,693,177

*4  Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred tax assets.

Capital expenditures on long-lived assets:

	For the year ended March 31, (thousands of yen)
	2013	2014	2015
Capital expenditures
Japan	¥701,997	¥496,451	¥575,196
U.S.	166,461	8,836	89,463
Other	145,508	15,737	24,628
Adjustments	651	—	—
Total consolidated capital expenditures	¥1,014,617	¥521,024	¥689,287

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2.

Other Significant Items:

	For the year ended March 31,
	(thousands of yen)
	2013	2014	2015
Depreciation and amortization
Japan	¥238,160	¥346,285	¥431,287
U.S.	29,272	49,752	113,768
Other	23,640	41,282	42,703
Total depreciation and amortization	291,072	437,319	587,758
Adjustments	14,919	5,284	1,774
Total consolidated depreciation and amortization	¥305,991	¥442,603	¥589,532

Entity-Wide Information:

For the year ended March 31, 2013, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,192,577 thousand and ¥614,160 thousand, respectively, representing approximately 25.3 percent and 13.0 percent, respectively, of the total revenue. For the year ended March 31, 2014, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,639,791 thousand and ¥622,355 thousand, respectively, representing approximately 39.1 percent and 14.8 percent, respectively, of the total revenue. For the year ended March 31, 2015, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,969,335 thousand and ¥641,074 thousand, respectively, representing approximately 31.4 percent and 10.2 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥1,192,577 thousand, ¥1,639,791 thousand and ¥1,969,335 thousand for Samsung Electronics, Co., Ltd. for the year ended March 31, 2013, 2014 and 2015, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2013, 2014 and 2015, is presented below:

	For the year ended March 31,
	(thousands of yen)
	2013	2014	2015
eDiscovery
Review	¥971,701	¥472,074	¥832,492
Other	3,427,735	3,297,799	5,027,090
Total	4,399,436	3,769,873	5,859,582
Investigation	188,685	240,843	299,095
Sales of forensic tools	26,584	62,576	21,926
Forensic training	40,700	28,934	6,325
Other	56,695	90,342	117,998
Total revenue	¥4,712,100	¥4,192,568	¥6,304,926

Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2014 were ¥425,715 thousand, ¥154,589 thousand and ¥122,610 thousand, respectively. Long-lived assets held in Japan, in the U.S., and in Other as of March 31, 2015 were ¥3,254,442 thousand, ¥804,308 thousand and ¥144,704 thousand, respectively with elimination of ¥1,104,616 thousand. Long-lived assets include property and equipment.

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

Revenue recognition

We have agreements with customers pursuant to which we perform various services. A majority of our revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, document review and production services. The fees that we earn and bill for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. While the unit prices for providing the services are agreed in advance, the scope and volume of services to be performed can change depending on clients’ requests, which are made on an optional and “as needed” basis, and clients may choose not to request performance of additional services or may obtain similar services from other service providers.

We recognize revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, we have identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the clients because we or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. We use the best estimate of sales price based on the price we charge when we sell an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocate revenue to the various units of accounting in the arrangements based on the stated prices. We recognize revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is reasonably assured.

We have revenue related to the reimbursement of certain direct costs by clients, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of operations as “Operating revenue from reimbursed direct costs” and as “Reimbursed direct costs.”

Useful lives of property and equipment

Property and equipment, net, recorded on our balance sheet was ¥812.0 million as of March 31, 2015, representing 10.6% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, and depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Our depreciation expenses for property and equipment for the years ended March 31, 2013, 2014 and 2015 were ¥142.6 million, ¥197.4 million and ¥280.8 million, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2015, were as follows:

Leasehold improvements	6 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets held under capital leases, primarily office equipment	5 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods.

Useful lives of capitalized computer software

Capitalized computer software costs, net recorded on our balance sheet were ¥962.2 million as of March 31, 2015, representing 12.5% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

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

Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2013, 2014 and 2015 was ¥162.7 million, ¥237.9 million and ¥302.5 million, respectively.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in process research and development (“IPR&D”), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Goodwill is not amortized and is tested annually for impairment of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments or one level below the operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015, we elected to perform the aforementioned qualitative assessment of goodwill as of a measurement date of January 1. If the carrying amount of a reporting unit exceeds its fair value, we then perform the second step of the goodwill impairment test to measure the amount of impairment loss.

Intangible assets primarily consist of customer relationships, license, and trademark. We have estimated the weighted average amortization periods for the customer relationship, license and trademark to be 15 years, 3 years and 3 years, respectively.

Valuation of investments

We have investments in securities, and the valuation of investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2015, we had available-for-sale securities of ¥512.3 million and cost method investments of ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

•                  the duration of the decline in value of the security and the severity of the decline,

•                  the financial condition and near term prospects of the investee, and

•                  our intent and ability to hold the equity security until forecasted recovery.

No losses on impairment of investments in certain marketable equity securities were recognized for the years ended March 31, 2013, 2014 and 2015.

Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are a decrease of ¥4.3 million, an increase of ¥2.3 million and a increase of ¥89.7 million for the years ended March 31, 2013, 2014 and 2015, respectively.

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

We recorded ¥54.9 million, ¥70.8 million and ¥27.2 million as share-based compensation expense for the years ended March 31, 2013, 2014 and 2015, respectively.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2013, 2014 and 2015.

Although we believe that the amount of net deferred tax assets will be realized, this could change in the near term if estimates of future taxable income are revised and the effect on our consolidated financial position and results of operations could be significant.

Amendments to the Japanese tax regulations were promulgated on March 31, 2015. As a result of those amendments, the corporate income tax rate decreased from 25.5 % to 23.9% starting from the fiscal year beginning April 1, 2015. As a result, the combined statutory tax rate was 35.64% for the year from April 1, 2014 to March 31, 2015, reduced to 33.10% for the year from April 1, 2015 to March 31, 2016, and to 32.34% for the years beginning on and after April 1, 2016. The impact of the tax law changes result in a net deferred income taxes benefit of ¥15,798 thousand for the year ended March 31, 2015.

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

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

On April 1, 2014, the Company adopted ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1. Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations).

2. Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations.

3. Assets recognized from the costs to obtain or fulfill a contract.

This ASU will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and would be permitted to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after 15 December 2016 and interim periods therein). The Company is currently evaluating the impact of adopting this ASU.

In April 2014, the FASB issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance is effective for the Company as of April 1, 2015. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

In April 2015, the FASB issued new accounting guidance for the presentation of debt issuance costs. Under the new guidance, debt issuance costs related to a recognized debt liability are to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the new guidance. This guidance will be effective for the Company as of April 1, 2016. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations and financial position.

In April 2015, the FASB issued new accounting guidance for fee paid in a cloud computing arrangement. The guidance requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangements without a software license element is to be accounted for as a service contract. This guidance does not affect the accounting for service contracts by a customer. This guidance will be effective for the Company as of April 1, 2016. The Company is currently evaluating the impact of adopting this ASU.

5.B.                          LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2015, we had cash and cash equivalents of ¥2,718.3 million.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with important sources of funds for maintaining an adequate level of working capital, acquisition of equipment to provide services and development of software.

As of March 31, 2015, our short-term bank borrowings stood at ¥36.0 million, while our long-term bank borrowings amounted to ¥1,224.7 million with a weighted average interest rate of 2.2%. Their maturities are at various dates through 2020.

Under a ¥700.0 million five-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, we borrowed ¥350.0 million and ¥350.0 million during the years ended March 31, 2012 and 2013, respectively. There was no unused balance under this arrangement as of March 31, 2014. There are restrictive covenants related to the five-year syndicated loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under accounting principles generally accepted in Japan (“J GAAP”). We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168.0 million on stand-alone basis and ¥1,173.1 million on consolidated basis under J GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant also requires that we shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2014.

On December 28, 2012, we entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that originally matured on December 27, 2013. During the year ended March 31, 2014, we renewed the agreement to extend the maturity to December 26, 2014. Any further extension of maturity date of the credit facility is subject to the consortium’s approval. There were no outstanding borrowings under the short-term revolving credit facility as of March 31, 2014. There are restrictive covenants related to the revolving credit facility of ¥1,000 million as of March 31, 2014, including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under J GAAP. We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607.3 million on stand-alone basis and ¥2,655.3 million on consolidated basis under J GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that we shall not record ordinary losses in fiscal years ending on or after March 31, 2015.

Bank of Tokyo Mitsubishi UFJ has been our main financing bank since our founding. Bank of Tokyo Mitsubishi UFJ arranged our syndicated loan and short-term revolving credit facility.

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

On July 28, 2015, we entered into a short-term loan agreement with Japanese banking institutions in an aggregate principal amount of ¥3,600 million which matures on January 29, 2016. See Note 24 for additional information.

Cash flows from operating activities

We generated (used) ¥118.4 million, (¥2.4 million) and ¥1,014.0 million from operating activities for the years ended March 31, 2013, 2014 and 2015, respectively.  The following table sets out information on our cash flows for the years indicated:

Cash flows from operating activities

	For the year ended March 31,
	2013	2014	2015	2015
		(thousands of yen)		(thousands of dollars)
Net cash provided by (used in) operating activities	¥118,407	¥(2,400)	¥1,013,980	$8,438
Net cash used in investing activities	(1,132,703)	(630,180)	(1,413,188)	(11,760)
Net cash provided by (used in) financing activities	(282,979)	762,915	1,684,300	14,016
Effect of foreign currency exchange rate changes on cash and cash equivalents	82,113	52,967	54,725	455
Net increase (decrease) in cash and cash equivalents	(1,215,162)	183,302	1,339,817	11,149
Cash and cash equivalents, beginning of year	2,410,304	1,195,142	1,378,444	11,471
Cash and cash equivalents, end of year	¥1,195,142	¥1,378,444	¥2,718,261	$22,620

Year ended March 31, 2015 as compared to the year ended March 31, 2014

Net cash provided by operating activities was ¥1,014.0 million in the year ended March 31, 2015, an increase of ¥1,016.4 million compared to net cash used in operating activities of ¥2.4 million in the year ended March 31, 2014. This was primarily due to an increase in net income. Net income in the year ended March 31, 2015 increased by ¥663.8 million compared to the previous year, primarily due to an increase in revenue growth in the U. S. segment and acquisition of large scale cases in Japan and the United States. We paid ¥36.7 million of income taxes during the year ended March 31, 2015 and ¥171 million during the year ended March 31, 2014. Our days of sales outstanding in trade accounts receivable as of March 31, 2014 and 2015 were approximately 85 days and 81 days, respectively.

Net cash used in investing activities increased to ¥1,413.2 million in the year ended March 31, 2015 from ¥630.2 million in the year ended March 31, 2014, an increase of ¥783.0 million. This increase was primarily attributable to our acquisition of TechLaw Solutions, Inc., the cost of which was amounted to ¥891.6 million. Our investment in the acquisition of property and equipment, mainly additional data storage servers to support the expansion of our business amounted to ¥202.5 million for the year ended March 31, 2015, an increase of ¥27.4 million from the year ended March 31, 2014 of ¥175.2 million. Further, our investments in development and upgrade of internal-use software to improve increased by ¥30.0 million during the year ended March 31, 2015 to ¥362.5 million, compared to ¥332.6 million in the year ended March 31, 2014.

Net cash provided by financing activities in the year ended March 31, 2015 was ¥1,684.3 million, an increase of ¥921.4 million from ¥762.9 million in the year ended March 31, 2014. Net cash provided by financing activities in the year ended March 31, 2015 primarily consisted of the proceeds from the ¥1,157.1 million issuance of our common stock pursuant to a one-time share issuance program that was terminated in December 2015, and also including stock option exercises and the proceeds from ¥800.0 million of long-term bank borrowing, while net cash provided by financing activities in the year ended March 31, 2014 primarily consisted of the proceeds from the ¥984.7 million issuance of our common stock.

Year ended March 31, 2014 as compared to the year ended March 31, 2013

Net cash used in operating activities was ¥2.4 million in the year ended March 31, 2014, a decrease of ¥120.8 million compared to net cash provided by operating activities of ¥118.4 million in the year ended March 31, 2013. The decrease is primarily due to a decrease in net income. Net income in the year ended March 31, 2014 decreased by ¥1,044.1 million compared to the previous year, due primarily to a decrease in revenue and increases in cost of revenue and selling, general and administrative expenses mainly resulting from an investment in infrastructure and marketing, as well as employees. We paid ¥171 million of income taxes during the year ended March 31, 2014 and ¥1,002.5 million during the year ended March 31, 2013. Our days of sales outstanding in trade accounts receivable as of March 31, 2013 and 2014 were approximately 86 days and 85 days, respectively.

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

Our capital expenditures relate primarily to the amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2013, 2014 and 2015, our capital expenditures were as follows:

	For the year ended March 31,
	2013	2014	2015	2015
	(thousands of yen)			(thousands of dollars)
Capital expenditures	¥1,014,617	¥521,024	¥689,287	$5,736

Our capital expenditures for the year ended March 31, 2013 relate to the acquisition of data storage servers, the development of the upgraded Lit i View® software and the acquisition of third party software for internal use which are higher than the amounts for the year ended March 31, 2012. Our capital expenditures for the year ended March 31, 2014 relate to the acquisition of data storage servers, the development of the upgraded Lit i View software and the acquisition of third-party software for internal use which were lower than the amounts for the year ended March 31, 2013. Our capital expenditures for the year ended March 31, 2015 relate to the acquisition of data storage servers, the development and upgrade of our Lit i View software and the acquisition of third-party software for internal use, which were higher than the amounts for the year ended March 31, 2014. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

Short-term and long-term bank borrowing

As of March 31, 2015, our short-term bank borrowings stood at  ¥36 million with an weighted average interest rate of 0.5%. As of March 31, 2015, our long-term bank borrowings amounted to ¥1,225 million with a weighted average interest rate of 2.2%. Their maturities are at various dates through 2020.

On July 28, 2015, we entered into a short-term loan agreement with Japanese banking institutions in an aggregate principal amount of ¥3,600 million which matures on January 29, 2016. See Note 24 for additional information.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. We lease data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. UBIC North America leases office premises under non-cancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2013, 2014 and 2015, were approximately ¥183.1 million, ¥357.9 million and ¥380.0 million, respectively. Higher levels of working capital needs are expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

As noted in multiple parts of this annual report, we are committed to growing our sales and marketing force, expanding our internal administrative and finance capabilities and making strategic acquisitions of businesses and technologies, all with the intention of continuing the rapid growth of our operations, total revenue, operating revenue and net income. In order to do so, we intend to use our cash on hand, short term credit facility and the net proceeds from the initial public offering and the exercise of the over-allotment option. We believe that these resources are sufficient to permit us to implement our strategic plan and achieve these objectives.

Indebtedness

The following table shows our indebtedness as of March 31, 2014 and 2015:

	As of March 31,
	2014	2015	2015
	(thousands of yen)		(thousands of dollars)
Long-term debt:
Secured bank loans	¥—	¥—	$—
Unsecured bank loans	712,600	1,224,669	10,191
Capital lease obligations	18,483	8,914	74
Less: current portion of long-term debt	(285,897)	(458,243)	(3,813)
Long-term debt, net	445,186	775,340	6,452
Short-term debt:		36,000	300
Current portion of long-term debt	285,897	458,243	3,813
Total short-term debt	285,897	494,243	4,113
Total debt	¥731,083	¥1,269,583	$10,565

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

Our development efforts in AI technology were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our VIRTUAL DATA SCIENTIST (VDS), we now have the capability to analyze various types of big data. Our research is focused on addressing two key questions: how to identify information that’s important to our clients from big data, particularly information about people’s intentions and behavior, and how to effectively use the advanced knowledge of experts to analyze vast volumes of information. We are currently working to dramatically improve the quality of human intellectual activity through research that taps the knowledge of experts.

A primary goal of our research and development is to anticipate client demands and bring new solutions and new versions of existing solutions to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

Intellectual Property

Our intellectual property strategy has focused on protecting our proprietary technologies and on maintaining our competitive advantage over our rivals by building close relationships between our research centers, our clients and the market to accurately identify future business opportunities. Mirroring our business growth, our intellectual assets have expanded rapidly — quantitatively and qualitatively — and we have secured intellectual property rights not only in Japan, but also in the U.S. and other countries.

In Japan, we have applied for patents for 55 inventions and have been granted patents on 23 of them. In the United States, we have applied for patents for 15 inventions and have been granted patents on three of them (as of March 31, 2015, for both the U.S. and Japan). UBIC®, Lit i View®, Lit i View EMAIL AUDITORTM, Lit i View ANALYZERTM, Lit i View XAMINERTM, Lit i View BIG DATA CASE MANAGERTM, VIRTUAL DATA SCIENTISTTM, and Predictive CodingTM are registered trademarks or trademarks of UBIC, Inc. in the United States and/or other countries.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our solutions or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software solutions occurs, we expect software piracy could be a problem. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors — Our failure to protect our intellectual property rights may undermine our competitive position, and subject us to costly litigation to protect our intellectual property rights.”

5.D.               TREND INFORMATION

For a discussion of the trends that affect UBIC’s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects — Operating Results” and “Analysis of Operating Results” and “Liquidity and Capital Resources.”

5.E.               OFF-BALANCE SHEET ARRANGEMENTS

Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under ‘‘Tabular Disclosure of Contractual Obligations’’ and also in Note 7 to our consolidated financial statements, beginning on page F-1.

5.F.               TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2015.

Payments due by period (thousands of yen)

Contractual Obligation	2016	2017	2018	2019	2020	Thereafter	Total
Long-term bank borrowings	¥458,243	¥347,107	¥181,540	¥179,992	¥66,701	¥—	¥1,233,583
Capital lease obligations	3,775	3,775	1,557	—	—	—	9,107
Operating lease obligations	60,665	38,593	—	—	—	—	99,258
Retirement and severanse benefits	5,037	5,615	5,718	5,206	4,230	11,179	36,985
Total	¥527,720	¥395,090	¥188,815	¥185,198	¥70,931	¥11,179	¥1,378,933

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

Directors and Executive Officers

Directors and Executive Officers	Age	Position/Title
Masahiro Morimoto	48	Chief Executive Officer and Chairman of the Board
Masami Yaguchi	54	Corporate Officer, Chief Financial Officer and Chief Administrative Officer
Naritomo Ikeue	42	Executive Vice-President, Chief Operating Officer and Director
Makoto Funahashi	69	Director
Hirooki Kirisawa	48	Director
Yoshikatsu Shirai	50	Corporate Officer, Client Technology
Syusaku Nozaki	40	Corporate Officer, Regional Operations Japan
Hideki Takeda	41	Corporate Officer, Technology Director, Behavior Informatics Laboratories
Yongmin Cho	43	Corporate Officer
Stephen Henn	52	Corporate Officer

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

Masami Yaguchi:   Mr. Yaguchi has served as our Chief Financial Officer and Chief Administrative Officer since December 2013. He has served as Controller since December 2012 when he joined UBIC. Prior to joining UBIC, he has held a variety of management positions in finance and administration, including CFO and CAO of Springsoft, Inc., a start-up company, and finance and accounting director for CMA CGM Japan, a world leading container shipping company. He has also worked in various finance roles, including operations controller and tax and treasury for Applied Materials Japan, a wholly-owned subsidiary of Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry.

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

Yoshikatsu Shirai:   Mr. Shirai has been our Director of Total Product Support since August 2012. As our Director of Total Product Support, Mr. Shirai is responsible for managing global support for Lit i View®. From September 2007 until August 2012, Mr. Shirai served as our Director of Technology Group, where he led the development of Lit i View®. Prior to joining UBIC, Inc., Mr. Shirai served in various management positions at Applied Materials Japan, Inc., including as an engineering manager and a product manager from 1996 through December 2007.

Shusaku Nozaki:   Mr. Nozaki joined UBIC in August 2004. Mr. Nozaki has served as our Corporate Officer since December 2008 and has been a director of UBIC, Inc. since December 2008. As our director of Legal Tech Operation, Mr. Nozaki is responsible for managing e-discovery operation group. In addition, Mr. Nozaki has served as President of our subsidiary, Payment Card Forensics, Inc. since August 2010. Prior to joining UBIC, Mr. Nozaki served in various capacities at Applied Materials Japan, Inc. including as a service engineer from April 1997 to July 2004.

Hideki Takeda:   Mr. Takeda has served as our Corporate Officer and Chief Technology Officer since January 2013 and has been instrumental in development of Lit i View®. He has been in the leadership role as a director of technology for the behavior informatics laboratories since July 2014. Mr. Takeda joined UBIC in July 2009 as assistant manager of software development department and has worked in key roles for UBIC. Prior to joining UBIC, he has held various management positions at software development companies for 13 years.

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

Stephen K. Henn, Esq.:   Mr. Henn has served as our Corporate Officer and CEO of UBIC North America since April 2015 and previously as CEO of TechLaw Solutions, Inc. since joining UBIC in September 2014. Prior to joining UBIC, he was President and CEO of eMag Solutions and President of SmartPros Legal & Ethics. Mr. Henn has founded several successful technology start-ups in the legal, technology and media fields and is currently a board member and advisor to two technology ventures. Mr. Henn is the author of Business Ethics: A Case Study Approach and taught multiple continuing legal education courses on ethics and legal technology.

Statutory Auditors

Name	Age	Title
Kunihiro Sudo	69	Standing Statutory Auditor
Takaharu Yasumoto	61	Statutory Auditor
Kenzo Takai	69	Statutory Auditor

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

6.B.             COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2015, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥110.9 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

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

Terms of Directors

Each of our directors’ terms of office terminate s at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Each of our current directors’ term is set to expire in June 2016. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

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

6.D.             EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2013, 2014 and 2015. Virtually all employees serve in the legal technology service line. The increase in our number of employees as of March 31, 2014 was primarily due to expanding our operations to support current and future business growth. The increase in our number of employees as of March 31, 2015 was primarily due to acquisitions.

	(Number of employees)
	2013	2014	2015
For the fiscal year ended March 31,
Full-Time Employees	152	160	191
By Geographic Location:
Japan	101	103	102
U.S.	30	30	59
Korea	15	21	22
Taiwan	6	6	8

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. During the fiscal years ended March 31, 2013, 2014 and 2015, we had an annual average of six, four and three temporary employees, respectively.

6.E.            SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2015 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned prior to the offering is based upon 35,491,360 shares of our common stock outstanding as of June 30, 2015.

	Number of Shares Owned (2)
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	6,920,400	19.49%
Masami Yaguchi	—	—
Naritomo Ikeue	2,729,400	7.69%
Makoto Funahashi	3,200	*
Hirooki Kirisawa	91,600	*
Yoshikatsu Shirai	—	—
Syusaku Nozaki	116,800	*
Hideki Takeda	—	—
Yongmin Cho	—	—
Stephen Henn	—	—
All directors and executive officers as a group (5 persons)	9,861,400	27.78%

*            less than 1%

(1)         Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building 7th Floor, 2-12-23 Kounan, Minato-ku, Tokyo 108-0075, Japan.

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

As of March 31, 2015, there were no exercisable stock options owned by the Company’s directors, statutory auditors and executive officers.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2010, April 2011, June 2012, June 2013, June 2014 and June 2015, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company.  The following table shows selected information related to these stock options, as of June 30, 2015.

June 2010

Date of grant: June 17, 2010

Number of shares to be issued/ delivered: 200,000

Exercise price per share: ¥40

Beginning of exercise period: June 18, 2013

End of exercise period: June 17, 2016

Number of directors, statutory auditors and executive officers:  1

Number of other employees:  0

April 2011

Date of grant: April 28, 2011

Number of shares to be issued/ delivered: 640,000

Exercise price per share: ¥221

Beginning of exercise period: April 29, 2014

End of exercise period: April 28, 2017

Number of directors, statutory auditors and executive officers: 2

Number of other employees: 2

June 2012

Date of grant: June 21, 2012

Number of shares to be issued/ delivered: 99,000

Exercise price per share: ¥810

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers:  6

Number of other employees:  5

June 2013

Date of grant: May 31, 2013

Number of shares to be issued/ delivered: 199,000

Exercise price per share: ¥469

Beginning of exercise period: June 1, 2016

End of exercise period: May 31, 2019

Number of directors, statutory auditors and executive officers: 5

Number of other employees:  20

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

Exercise price per share: ¥489

Beginning of exercise period: May 23, 2017

End of exercise period: May 22, 2020

Number of directors, statutory auditors and executive officers: 4

Number of other employees: 17

June 2015

Date of grant: May 28, 2015

Number of shares to be issued/ delivered: 200,000

Exercise price per share: ¥1,029

Beginning of exercise period: May 29, 2018

End of exercise period: May 28, 2021

Number of directors, statutory auditors and executive officers: 6

Number of other employees: 37

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2015 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned prior to the offering is based upon 35,491,360 shares of our common stock outstanding as of June 30, 2015.

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

Name of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares
Masahiro Morimoto	6,920,400	19.49%
Focus Systems Corporation	2,984,720	8.40%
Naritomo Ikeue	2,729,400	7.69%
Japan Trustee Services Bank, Ltd.	2,260,000	6.36%

According to our register of shareholders, as of March 31, 2015, there were 14,201 holders of common stock of record worldwide. As of June 30, 2015, The Bank of New York Mellon, depositary for our ADSs, held 0.65% of the outstanding common stock on that date. Of the 35,491,360 shares of our common stock outstanding as of June 30, 2015, 230,680 shares were held in the form of 115,340 ADSs. As of June 30, 2015, the Company held 630 shares of the Company as treasury stock.

7.B.            RELATED PARTY TRANSACTIONS

Business Relationships

During the year ended March 31, 2013, the Company entered into transactions with Shirasaka & Patent Partners (“SPP”) which is managed by president of UBIC Patent Partners Inc., a subsidiary of UBIC. SPP provides patent filing services to the Company.

The amounts of balances as of March 31, 2014 and 2015, and transactions of the Company with SPP for the years ended March 31, 2014 and 2015, are summarized as follows:

	Thousands of Yen
	2014	2015
Advance payment	¥35,196	¥66,675
Accounts payable	19,332	—
Expenses	34,502	30,886

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

8.B.            SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2015, the date of our last audited financial statements.

ITEM 9.      THE OFFER AND LISTING

9.A.            OFFER AND LISTING DETAILS

The following table sets forth for the period shown the reported high and low sales prices of our common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq Global Select Market. The current ADS/share ratio is one (1) ADS per two (2) shares of our common stock.

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High	Low
For the years ended March 31,
2009	¥920	¥114	$	$
2010	265	140
2011	1,195	40
2012	994	163
2013	935	372
2014	554	219
2015	1,421	325	33.50	5.90
Financial quarter ended
June 30, 2011	¥319	¥163	$	$
September 30, 2011	882	174
December 31, 2011	950	599
March 31, 2012	994	588
June 30, 2012	935	581
September 30, 2012	690	500
December 31, 2012	832	554
March 31, 2013	666	372
June 30, 2013	554	275	9.00	5.55
September 30, 2013	455	303	9.00	6.00
December 31, 2013	422	242	8.57	4.23
March 31, 2014	419	219	12.66	4.36
June 30, 2014	845	325	15.87	5.90
September 30, 2014	864	828	33.50	14.11
December 31, 2014	824	778
March 31, 2015	972	931	22.77	10.00
June 30, 2015	939	920	22.00	13.44
Month ended/ending
January 2015	¥1,141	¥811	$22.00	$13.44
February 2015	1,262	1,015	20.89	16.31
March 2015	1,084	913	18.09	15.09
April 2015	1,049	915	17.48	14.90
May 2015	1,016	891	20.00	15.11
June 2015	1,065	909	16.30	14.60
July 2015 (4)	969	792	15.26	13.08

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

(4)          The high and low prices of our ADSs and shares of common stock were the prices quoted during the period from July 1, 2015 to July 16, 2015.

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

Description of Our Common Stock

As of June 30, 2015, our authorized capital stock consists of 72,000,000 shares of common stock, and there are 35,491,360 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

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

Limitations on Liability

Our articles of incorporation limit the liability of our directors, statutory auditors and accountants to the fullest extent permitted by the Companies Act. The effect of these provisions is to eliminate our rights and those of our stockholders to file stockholders’ derivative suits on behalf of our company to recover monetary damages from a director, a statutory auditor or an accountant for breach of their duties under the Companies Act. However, exculpation does not apply to any director, statutory auditor or accountant if they have intentionally ( koi ) or by gross negligence ( ju-kashitsu ) breached their duties under the Companies Act. Additionally, we may enter into contracts for limitation of liability with our outside directors and outside statutory auditors. If we do so, we expect that these contracts will eliminate our rights and those of our stockholders as described above. We also may obtain directors’ and statutory auditors’ liability insurance.

Articles of Incorporation

Organization

UBIC, Inc. is a joint stock corporation ( kabushiki kaisha ) incorporated in Japan under the Companies Act. It is registered in the Commercial Register ( shogyo tokibo ) maintained by the Legal Affairs Bureau.

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

Interest Rate Risk

As of March 31, 2015, outstanding balance of the loan is ¥811.3 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31 2015, our analysis indicated that such a movement would have increased our interest expense by approximately ¥2.0 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2015, the fair value of such investments was ¥410.9 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥41.1 million as of March 31, 2015. See Note 3 to our consolidated financial statements.

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

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2015 results of operations. For the year ended March 31, 2015, the analysis indicated that such a movement would have decreased our revenues by approximately ¥34.6 million and would not have had a material effect on our operating income or net income.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2015, our management performed an evaluation of disclosure controls and procedures, with the participation of Masahiro Morimoto, the chief executive officer, Masami Yaguchi, the chief financial officer, and Naoko Kogure, an internal auditor.

Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures mean controls and other procedures that are designed to ensure that information required to be disclosed in the reports that file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Based on that evaluation, chief executive officer and chief financial officer concluded that disclosure controls and procedures were effective as of March 31, 2015.

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

Our management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)          Changes in Internal Controls

We have taken a number of actions to remediate the material weakness identified in the fiscal year ended March 31, 2013 by strengthening the capability of finance organization, such as the hiring of additional employees for internal management and accounting staff who possess U.S. GAAP accounting experience. During the year ended March 31, 2015, we hired additional financial managers and staff to strengthen our internal control system. We also implemented new accounting system to improve accuracy and efficiency of its financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC (“EYSN”) has served as our independent registered public accounting firm since the years ended March 31, 2012.

The chart below sets forth the aggregate fees for professional services and other services rendered by EYSN and its member firms for the years ended March 31, 2014 and 2015.

	For the years ended March 31
	2014	2015
	(in millions)
Audit Fees (1)	¥72	¥82

Tax Fees	1	3

Other Service Fees (2)	5	16
Total	¥78	¥101

(1)             Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit and statutory audits.

(2)             Other service fees consist primarily of fees billed for due diligence related services.

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

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2015 were pre-approved by our Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c) (7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Index to Exhibits

1.1	*	Articles of Incorporation of the Registrant (English translation), dated June 23, 2015

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

4.2		Fourth Stock Option Agreement, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.3		Fifth Stock Option Agreement, dated as of April 28, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.4		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.5		Seventh Stock Option Agreement, dated as of May 31, 2013 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013)

4.6		Ninth Stock Option Agreement, dated as of May 22, 2014 (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.7	*	Eleventh Stock Option Agreement, dated as of May 28, 2015

4.8

Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.9

Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.10

Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. ((incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.11

Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.12

Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.13

Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.14

Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.15

Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.16

Syndicated Revolving Line of Credit Facility Agreement, dated December 28, 2012, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 2, 2013)

4.17

Extension of Syndicated Revolving Line of Credit Facility Agreement, dated as of December 12, 2013, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.18

Loan Agreement, dated October 15, 2013, by and between UBIC, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.19

Stock Purchase Agreement, dated as of August 28, 2014, by and among UBIC, Inc., TechLaw Holdings, Inc. and TechLaw Solutions, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 28, 2014)

4.20	*	Loan Agreement, dated February 5, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (original Japanese version and full English translation provided).

4.21	*	Loan Agreement, dated February 2, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (original Japanese version and full English translation provided).

8.1	*	Subsidiaries of the Registrant

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

Date: July 30, 2015

UBIC, INC.
By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UBIC, Inc.

We have audited the accompanying consolidated balance sheets of UBIC, Inc. and Subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBIC, Inc. and Subsidiaries at March 31, 2014 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 30, 2015

UBIC, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2014 and 2015

	Thousands of Yen
	2014	2015
ASSETS
Current Assets:
Cash and cash equivalents	¥1,378,444	¥2,718,261
Current portion of investments	101,064	1,063
Trade accounts receivable, net of allowance for doubtful accounts of ¥25,374 thousand as of March 31, 2015	860,202	1,541,422
Prepaid expenses	112,108	156,637
Deferred tax assets	174,453	75,471
Other current assets	139,341	139,547
Total Current Assets	2,765,612	4,632,401

Property and equipment—net	702,914	811,964
Capitalized computer software costs—net	929,028	962,224
Goodwill	—	175,427
Customer relationship—net	—	372,824
Other intangible assets—net	13,163	72,101
Investments in securities	372,911	512,323
Rental deposits	126,047	130,415
Deferred tax assets	67,597	12,172
Other assets	23,551	11,326

TOTAL ASSETS	¥5,000,823	¥7,693,177

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2014 and 2015

	Thousands of Yen
	2014	2015
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥323,898	¥432,188
Short-term bank borrowing	—	36,000
Current portion of long-term debt	285,897	458,243
Accrued income taxes	8,970	94,086
Retirement and severance benefits—current	5,301	5,037
Accrued expenses	182,983	348,430
Deferred tax liabilities	—	6,165
Other current liabilities	33,603	124,835
Total Current Liabilities	840,652	1,504,984

Noncurrent Liabilities:
Long-term debt	445,186	775,340
Retirement and severance benefits—noncurrent	12,520	31,087
Deferred tax liabilities	39,347	81,397
Other liabilities	41,504	52,018
Total Noncurrent Liabilities	538,557	939,842

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 72,000,000 shares; Issued and outstanding, 34,411,360 shares and 35,491,360 shares at March 31, 2014 and 2015, respectively	1,404,139	1,997,214
Additional paid-in capital	890,478	1,487,429
Retained earnings	1,171,098	1,389,551
Accumulated other comprehensive income	134,619	360,739
Treasury stock, at cost—630 shares at March 31, 2014 and 2015	(26)	(26)
Total UBIC, Inc. shareholders’ equity	3,600,308	5,234,907

NONCONTROLLING INTERESTS	21,306	13,444

Total Equity	3,621,614	5,248,351

TOTAL LIABILITIES AND EQUITY	¥5,000,823	¥7,693,177

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Year Ended March 31

	Thousands of Yen
	2013	2014	2015
Revenue	¥4,699,693	¥4,173,694	¥6,279,615
Operating revenue from reimbursed direct costs	12,407	18,874	25,311
Total revenue	4,712,100	4,192,568	6,304,926

Cost of revenue	1,845,236	2,314,348	3,140,080
Reimbursed direct costs	12,407	18,874	25,311
Selling, general and administrative expenses	1,949,023	2,497,339	2,864,113
Total operating expense	3,806,666	4,830,561	6,029,504

Operating income (loss)	905,434	(637,993)	275,422

Interest income	1,326	691	1,699
Interest expense	(23,474)	(30,867)	(28,177)
Foreign currency exchange gains	165,664	120,246	200,438
Dividend income	4,500	6,750	9,000
Other—net	(3,055)	(8,030)	(85)

Income (loss) before income taxes	1,050,395	(549,203)	458,297

Income taxes (benefit)	449,884	(105,651)	238,094

Net income (loss)	600,511	(443,552)	220,203

Less: Net income attributable to noncontrolling interests	4,490	4,798	1,750

Net income (loss) attributable to UBIC, Inc. shareholders	¥596,021	¥(448,350)	¥218,453

	Yen
	2013	2014	2015
Net income (loss) attributable to UBIC, Inc. shareholders per share:
Basic	¥18.9	¥(13.2)	¥6.3
Diluted	18.3	(13.2)	6.1

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the Year Ended March 31

	Thousands of Yen
	2013	2014	2015
Net income (loss)	¥600,511	¥(443,552)	¥220,203

Other comprehensive income, net of tax:
Foreign currency translation adjustments	25,502	15,443	138,130
Unrealized holding gains (losses) on securities:
Amount arising during the period	(4,344)	2,320	89,693
Adjustments related to retirement and severance benefits:
Amount arising during the period	1,071	(4,886)	(1,703)

Total other comprehensive income	22,229	12,877	226,120

Total comprehensive income (loss)	622,740	(430,675)	446,323

Less: Comprehensive income attributable to noncontrolling interests	4,490	4,798	1,750

Total comprehensive income (loss) attributable to UBIC, Inc. shareholders	¥618,250	¥(435,473)	¥444,573

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

	Thousands of Yen, except share data
	UBIC, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income	Stock	Interests	Equity

Balance at March 31, 2014	34,411,360	¥1,404,139	¥890,478	¥1,171,098	¥134,619	¥(26)	¥21,306	¥3,621,614

Comprehensive loss:

Net income				218,453			1,750	220,203
Other comprehensive income, net of tax					226,120			226,120

Stock issuance	1,000,000	577,800	567,387					1,145,187

Share-based compensation			27,160					27,160
Exercise of stock options	80,000	15,275	2,367					17,642
Acquisition of noncontrolling interests in a consolidated subsidiary			37				(9,612)	(9,575)

Balance at March 31, 2015	35,491,360	¥1,997,214	¥1,487,429	¥1,389,551	¥360,739	¥(26)	¥13,444	¥5,248,351

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2013	2014	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥600,511	¥(443,552)	¥220,203
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	305,991	442,603	589,532
Share-based compensation expense	54,919	70,796	27,160
Impairment of property and equipment	—	34,884	—
Deferred income taxes (benefit)	152,484	(128,950)	155,223
Foreign currency exchange gains	(168,102)	(116,742)	(172,114)
Changes in operating assets and liabilities , net of effects from acquisition of a subsidiary:
Decrease (increase) in trade accounts receivable	(89,050)	356,561	(287,953)
Decrease (increase) in prepaid expenses	29,480	(5,496)	41,000
Decrease (increase) in other current assets	(82,354)	6,705	28,019
Decrease (increase) in rental deposits	(6,482)	(23,377)	16,062
Increase (decrease) in trade accounts payable	125,794	(114,819)	58,718
Increase (decrease) in accrued income taxes	(702,162)	(128,688)	84,942
Increase (decrease) in accrued expense and other current liabilities	(18,827)	12,015	227,600
Other—net	(83,795)	35,660	25,588
Net cash provided by (used in) operating activities	118,407	(2,400)	1,013,980

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment	(100,820)	(100,000)	—
Proceeds from sales of investment	—	100,000	100,000
Purchase of available-for-sale securities	—	(102,441)	—
Purchase of property and equipment	(514,277)	(175,176)	(202,542)
Payment for capitalized computer software costs	(515,814)	(332,642)	(362,535)
Acquisition of a subsidiary, net of cash acquired	—	—	(891,575)
Other—net	(1,792)	(19,921)	(56,536)
Net cash used in investing activities	(1,132,703)	(630,180)	(1,413,188)

UBIC, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2013	2014	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	950,000	—	200,000
Repayment of short-term debt	(1,012,500)	—	(164,000)
Proceeds from long-term bank borrowings	350,000	300,000	800,000
Repayment of long-term bank borrowings	(187,499)	(209,900)	(287,931)
Proceeds from issuance of common stock, including stock option exercises	—	984,730	1,157,102
Payment of IPO costs	(217,670)	(148,791)	—
Proceeds from issuance of common stock to noncontrolling shareholders	—	—	(9,574)
Dividends paid	(145,598)	(159,654)	—
Other—net	(19,712)	(3,470)	(11,297)
Net cash provided by (used in) financing activities	(282,979)	762,915	1,684,300

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	82,113	52,967	54,725
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,215,162)	183,302	1,339,817

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,410,304	1,195,142	1,378,444

CASH AND CASH EQUIVALENTS, END OF YEAR	¥1,195,142	¥1,378,444	¥2,718,261

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥23,474	¥13,098	¥17,169
Income taxes paid—net of refunds	1,002,513	170,976	36,653

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets under capital lease arrangements	¥14,553	¥—	¥—
Conversion of convertible notes to common stock	105,357	—	—
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	137,634	78,930	50,634
Asset retirement obligation	—	14,220	15,233
Outstanding payment for deferred IPO costs	51,999	—	—

See notes to the consolidated financial statements.

UBIC, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.           NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — UBIC, Inc. (“UBIC”) is a Japanese corporation established on August 8, 2003, whose principal office is located in Tokyo, Japan. UBIC and its subsidiaries (collectively, the “Company”) provide solutions, employing advanced technologies, for corporate litigation strategy and crisis management. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company’s customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise.

Basis of Financial Statements — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation, certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to depreciation of property and equipment, share-based compensation, valuation of deferred tax assets, appropriation of accumulated deficit and stock issuance costs.

Principles of Consolidation — The consolidated financial statements include the accounts of UBIC and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of goodwill, intangible assets and assets acquired and liabilities assumed in business combinations, evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, estimated useful lives of fixed assets and intangible assets with finite useful lives and evaluation of those assets. Actual results could differ from those estimates.

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

Cash Equivalents — The Company defines cash equivalents as all highly liquid investments which have original maturities of three months or less at the time of purchase.

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

The useful lives for depreciation and amortization by major asset classes are as follows:

Leasehold improvements	6 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 years

Capitalized Computer Software Costs — The Company capitalizes costs of computer software developed and purchased for internal use or to be sold.

The costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed and the software will be used to perform the function intended. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Capitalized costs are amortized, beginning in the period each module or component of the product is ready for its intended use, on a straight-line basis over the estimated useful life of the product, mainly five years. In addition, the Company develops certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with ASC 985, “Software.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s current year gross revenues to the total of current and anticipated future gross revenues or the straight-line method over the remaining estimated economic life of each software product.

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

Goodwill and Intangible Assets —Goodwill is not amortized and is tested annually for impairment of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are the Company’s operating segments or one level below the operating segments. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015, the Company elected to perform the aforementioned qualitative assessment of goodwill as of a measurement date of January 1. If the carrying amount of a reporting unit exceeds its fair value, the Company then performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. Intangible assets with finite useful lives are amortized using straight-line method over the estimated useful life.

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

The Company recognizes revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, the Company has identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the customers because the Company or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. The Company uses the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocates revenue to the various units of accounting in the arrangements based on the stated prices. The Company recognizes revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured.

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

Income Taxes — Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credit are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company had no unrecognized tax benefits during the years ended March 31, 2013, 2014 and 2015.

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

Other Comprehensive Income — Other comprehensive income consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiaries, unrealized holding gains or losses on available-for-sale securities and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

On April l, 2014, the Company adopted ASU 2013-11, “Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” which requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. The adoption of this ASU did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

1.   Contracts with customers—including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations (including the transaction price allocated to the remaining performance obligations).

2.   Significant judgments and changes in judgments—determining the timing of satisfaction of performance obligations (over time or at a point in time), and determining the transaction price and amounts allocated to performance obligations.

3.   Assets recognized from the costs to obtain or fulfill a contract.

This ASU will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and would be permitted to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after 15 December 2016 and interim periods therein). The Company is currently evaluating the impact of adopting this ASU.

In April 2014, the FASB issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance is effective for the Company as of April 1, 2015. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

In April 2015, the FASB issued new accounting guidance for the presentation of debt issuance costs. Under the new guidance, debt issuance costs related to a recognized debt liability are to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the new guidance. This guidance will be effective for the Company as of April 1, 2016. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations and financial position.

In April 2015, the FASB issued new accounting guidance for fee paid in a cloud computing arrangement. The guidance requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangements without a software license element is to be accounted for as a service contract. This guidance does not affect the accounting for service contracts by a customer. This guidance will be effective for the Company as of April 1, 2016. The Company is currently evaluating the impact of adopting this ASU.

2.     BUSINESS COMBINATION

On August 28, 2014, the Company acquired TechLaw Solutions, Inc. (“TechLaw”), which conducts eDiscovery business in the U.S., from TechLaw Holdings, Inc. This acquisition was completed by acquiring all of 10 thousand issued and outstanding shares of TechLaw for ¥891,575 thousand in cash. There are no future contingent payments. This business combination was accounted for using the acquisition method. The Company has completed its initial measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date.

The Company allocates the fair value of purchase consideration to assets acquired and liabilities assumed based on their estimated fair value. The Company engaged an independent third-party appraisal firm to assist us in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill.

The Company believes that the ties between the Company, having advanced technology and innovative products and services, and TechLaw with its strong reputation and sales channel in the U.S., will result in a more efficient expansion of the Company’s business, especially in the U.S. The Company will also be able to more easily understand the needs of customers in the U.S. market, which will enable the Company to optimize its investment into research and development to develop new products and services. Further, the Company believes that it will be able to improve its corporate value as a whole by positively promoting the sharing and use of management resources such as connecting TechLaw’s customers and know-how to the Company’s technology, products and/or services. Goodwill is mainly attributable to the synergies expected to arise from this acquisition. Total amount of goodwill expected to be deductible for tax purpose is apporximately ¥166 million.

The following table summarizes the final allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed relating to TechLaw on August 28, 2014.

Thousands of Yen

Trade accounts receivable	¥264,809
Prepaid expense	72,431
Property and equipment	57,805
Other intangible assets	384,626
Other	9,692
Total assets acquired	789,363

Current liabilities	48,669
Total liabilities assumed	48,669

Total identified net assets	740,694

Goodwill	150,881
Purchase price	¥891,575

Acquisition related costs incurred and expensed during the year ended March 31, 2015 were ¥87,803 thousand.

The following table provides revenues and net loss attributable to TechLaw which were included in the Company’s consolidated statement of income for the year ended March 31, 2015.

Thousands of Yen

Revenues	¥963,666
Loss before income taxes	15,438

Unaudited pro forma information

The following table provides unaudited pro forma results of operations of TechLaw for the years ended March 31, 2014 and 2015, as if TechLaw had been acquired on April 1, 2013. Such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the acquired company. The pro forma information does not give effect to any potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition (other than those realized subsequent to the August 28, 2014 acquisition date).

	Thousands of Yen
	2014	2015
Revenues	¥804,075	¥1,330,741
Income (loss) before income taxes	(181,521)	(97,211)

	Yen
	2014	2015
Pro forma basic net loss per share	¥(5.3)	¥(2.7)
Pro forma diluted net loss per share	(5.2)	(2.7)

3.               INVESTMENTS IN SECURITIES

Available-for-sale securities

Information regarding securities classified as available-for-sale securities as of March 31, 2014 and 2015, is as follows:

	Thousands of Yen
March 31, 2014	Cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥163,800	¥—	¥271,350
Debt securities	102,441	—	895	101,546
Total	¥209,991	¥163,800	¥895	¥372,896

March 31, 2015
Available-for-sale securities:
Equity securities	¥107,550	¥303,300	¥—	¥410,850
Debt securities	102,441	—	983	101,458
Total	¥209,991	¥303,300	¥983	¥512,308

Debt securities classified as available-for-sale securities mature as follows.

	Thousands of Yen
Contractual maturities	Cost	Fair value
Within 1 year	¥—	¥—
After 1 year through 5 years	—	—
After 5 years through 10 years	102,441	101,458
Total	¥102,441	¥101,458

The following table provides the fair value and gross unrealized losses of the Company’s investments that were deemed to be temporarily impaired as of March 31, 2014 and 2015:

	Thousands of Yen
	Less than 12 months		More than 12 months
March 31, 2014	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
Debt securities	¥101,546	¥895	¥—	¥—

March 31, 2015
Debt securities	¥—	¥—	¥101,458	¥983

The Company’s investments in available-for-sale securities in an unrealized holding loss position consisted of a corporate bond of a Japanese banking company. The severity of decline in fair value less than cost was 1% and the duration of the impairment was less than 15 months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired at March 31, 2015. We do not intend to sell the bond and it is not more likely than not we will be required to sell the bond before recovery of its amortized cost basis.

4.             ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2013, 2014 and 2015, is as follows:

	Thousands of Yen
	2013	2014	2015
Balance at beginning of year	¥4,983	¥—	¥—
Credits / Charged Off	—	—	—
Provision for (Reversal of) doubtful accounts	(4,983)	—	8,785
Acquisition of TechLaw	—	—	17,646
Translation adjustment	—	—	(1,057)
Balance at end of year	¥—	¥—	¥25,374

5.             PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2014 and 2015, consists of the following:

	Thousands of Yen
	2014	2015
Leasehold improvements	¥159,384	¥237,870
Furniture and fixtures	101,179	127,254
Computers	880,474	1,165,312
Assets held under capital lease, principally office equipment	18,858	19,402
Total	1,159,895	1,549,838
Accumulated depreciation	(456,981)	(737,874)
Property and equipment —net	¥702,914	¥811,964

The Company recognized an impairment loss on long-lived assets of ¥34,884 thousand for the year ended March 31, 2014, which is included in “Selling, general and administrative expenses.” The impairment loss on long-lived assets for the year ended March 31, 2014 consisted of leasehold improvements and computers, which were owned by a subsidiary in Taiwan. The amount of impairment was determined based on projected future cash flows. The impairment mainly resulted from a delay in the start-up of business in Taiwan. The Company recognized no impairment loss on long-lived assets for the year ended March 31, 2015.

6.             GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization acquired during the year ended March 31, 2015 except for capitalized computer software costs, including ¥384,626 thousand recorded from the acquisition of TechLaw, totaled ¥401,055 thousand, which primarily consist of customer relationship, license and trademark of ¥334,970 thousand, ¥36,320 thousand and ¥10,273 thousand, respectively.

The components of intangible assets subject to amortization except for capitalized computer software costs as of March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	2014		2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Customer relationships	¥—	¥—	¥387,909	¥15,085
Licenses	—	—	42,060	8,178
Trademarks	10,383	1,297	28,326	6,075
Other	4,867	790	18,313	2,345
	¥15,250	¥2,087	¥476,608	¥31,683

There were no intangible assets not subject to amortization at March 31, 2014 and 2015.

The weighted average amortization periods for intangible assets except for capitalized computer software costs acquired during the year ended March 31, 2015 are approximately 10 years. The weighted average amortization periods for customer relationship, license and trademark acquired during the year ended March 31, 2015 are 15 years, 3 years and 3 years, respectively.

The aggregate amortization expenses except for capitalized computer software costs for the years ended March 31, 2014 and 2015 were ¥1,008 thousand and ¥28,491 thousand, respectively. The estimated aggregate amortization expense of intangible assets except for capitalized computer software costs for each of the next five years is as follows:

Year Ending March 31	Thousands of Yen
2016	¥49,761
2017	46,291
2018	35,634
2019	29,792
2020	29,792

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2015, by operating segment:

	Thousands of Yen
	Japan	U.S.	Other	Total
Balance at March 31, 2014
Goodwill	¥—	¥—	¥—	¥—
Accumulated impairment losses	—	—	—	—
	—	—	—	—

Acquisition	—	150,881	—	150,881

Translation adjustments	—	24,546	—	24,546

Balance at March 31, 2015
Goodwill	—	175,427	—	175,427
Accumulated impairment losses	—	—	—	—
	¥—	¥175,427	¥—	¥175,427

7.  LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥18,858 thousand and ¥7,697 thousand, respectively, at March 31, 2014 and ¥19,402 thousand and ¥10,143 thousand, respectively, at March 31, 2015.

Operating Leases — UBIC leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under noncancellable operating lease arrangements.

Expenses related to operating leases for the years ended March 31, 2013, 2014 and 2015, were ¥183,117 thousand, ¥357,884 thousand and ¥379,972 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2015, the future minimum lease payments under noncancellable operating leases and capital leases are as follows:

	Thousands of Yen
Years ending March 31	Operating Leases	Capital Leases
2016	¥60,665	¥3,775
2017	38,593	3,775
2018	—	1,557
Total minimum lease payments	¥99,258	9,107

Less amounts representing interest		193
Present value of minimum lease payments		8,914
Less current portion		3,651
Noncurrent portion		¥5,263

8.  CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use or to be sold.

The following is a summary of capitalized computer software costs as of March 31, 2014 and 2015:

	Thousands of Yen
	2014	2015
Balance at beginning of year	¥1,319,791	¥1,590,143
Costs capitalized during year	409,702	333,561
Acquisition of TechLaw	—	3,063
Disposal	(140,010)	—
Foreign currency translation adjustments	660	1,339
Balance at end of year	1,590,143	1,928,106
Accumulated amortization, end of year	(661,115)	(965,882)
Capitalized computer software costs—net	¥929,028	¥962,224

Included in the above are capitalized software costs for projects in progress of ¥60,353 thousand and ¥91,089 thousand at March 31, 2014 and 2015, respectively. For the years ended March 31, 2013, 2014 and 2015, the Company recognized amortization expenses related to capitalized software development costs of ¥162,737 thousand, ¥237,886 thousand and ¥302,809 thousand, respectively.

The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Years ending March 31	Thousands of Yen
2016	¥306,626
2017	263,591
2018	178,590
2019	94,205
2020	26,228

9.  LONG-TERM DEBT

Short-term debt of ¥36,000 thousand as of March 31, 2015 consists of bank borrowings with a weighted average interest rate of 0.5%

The components of long-term debt as of March 31, 2014 and 2015, are summarized as follows:

	Thousands of Yen
	2014 Weighted average interest rate	2014 Balance	2015 Weighted average interest rate	2015 Balance
Bank borrowings:
Unsecured, various rates and various maturities through 2020	2.3%	712,600	2.2%	¥1,224,669
Capital lease obligations	1.7%	18,483	1.7%	8,914
		731,083		1,233,583
Less: current portion		285,897		458,243
		¥445,186		¥775,340

The aggregate annual maturities of long-term debt after March 31, 2015, are as follows:

Years ending March 31	Thousands of Yen
2016	458,243
2017	347,107
2018	181,540
2019	179,992
2020	66,701
¥1,233,583

As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

In the year ended March 31, 2014, the Company borrowed ¥300,000 thousand from a bank and a life insurance company. In the year ended March 31, 2015, the Company borrowed ¥800,000 thousand from two banks. The balance of such borrowings as of March 31, 2014 and 2015 was ¥275,100 thousand and ¥962,168 thousand, respectively.

Credit Line

Under a ¥700,000 thousand five year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, the Company borrowed ¥350,000 thousand when the arrangement was signed and an additional ¥350,000 thousand in May 2012. As of March 31, 2014 and 2015, the balance of such borrowings was ¥437,500 thousand and ¥262,500 thousand, respectively. Unused balance under this arrangement was ¥437,500 thousand as of March 31, 2015.

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that originally matured on December 27, 2013. The Company renewed the agreement to extend the maturity to December 26, 2015. Any further extension of maturity date of the credit facility is subject to the consortium’s approval. There were no borrowings under this credit facility as of March 31, 2014 and 2015. Unused balance under this agreement was ¥1,000,000 thousand as of March 31, 2015.

Financial Covenants

There are restrictive covenants related to the borrowings under the credit line including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan (“J GAAP”). UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168,013 thousand on a stand-alone basis and ¥1,173,145 thousand on a consolidated basis under J GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC and the Company shall not record ordinary losses in any two consecutive fiscal years. UBIC is in compliance with these restrictive covenants at March 31, 2015.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2015, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan. UBIC is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under J GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that UBIC and the Company shall not record ordinary losses in any fiscal years ending on or after March 31, 2015. UBIC is in compliance with these restrictive covenants at March 31, 2015.

On July 28, 2015, we entered into a short-term loan agreement with Japanese banking institutions in an aggregate principal amount of ¥3,600 million which matures on January 29, 2016. See Note 24 for additional information.

10.  RETIREMENT AND SEVERANCE BENEFITS

The Company has defined benefit plans which consist primarily of the defined benefit indemnities plan covering substantially all employees in Japan. Under the severance indemnities plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause.

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2014 and 2015, are as follows:

	Thousands of Yen
	2014	2015
Change in benefit obligation:
Benefit obligation at beginning of year	¥15,903	¥25,268
Service cost	7,831	16,843
Interest cost	21	28
Actuarial loss	7,417	4,241
Benefits paid	(6,488)	(4,509)
Foreign currency exchange rate changes	584	119
Benefit obligation at end of year	¥25,268	¥41,990

Change in plan assets:
Fair value of plan assets at beginning of year	¥5,557	¥7,447
Employer contribution	4,490	433
Benefits paid	(3,434)	(2,821)
Foreign currency exchange rate changes	834	807
Fair value of plan assets at end of year	7,447	5,866

Funded status at end of year	¥(17,821)	¥(36,124)

The accumulated benefit obligations as of March 31, 2014 and 2015 are ¥23,411 thousand and ¥28,079 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2014 and 2015, are as follows:

	Thousands of Yen
	2014	2015
Accrued retirement cost—current	¥5,301	¥5,037
Accrued retirement cost—noncurrent	12,520	31,087
Amount recognized	¥17,821	¥36,124

Net periodic retirement cost for the years ended March 31, 2013, 2014 and 2015, consists of the following components:

	Thousands of Yen
	2013	2014	2015
Service cost	¥7,129	¥7,831	¥16,843
Interest cost	66	21	28
Amortization of net gain (loss)	—	(174)	1,594
Net periodic retirement cost	¥7,195	¥7,678	¥18,465

Amounts recognized in other comprehensive income, net of tax, for the years ended March 31, 2013, 2014 and 2015, are as follows:

	Thousands of Yen
	2013	2014	2015
Actuarial gain (loss)	¥1,071	¥(4,886)	¥(1,703)

Amounts recognized in accumulated other comprehensive income , net of tax, as of March 31, 2014 and 2015, are as follows:

	Thousands of Yen
	2014	2015
Accumulated actuarial loss	¥(4,078)	¥(5,781)

The estimated net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic retirement cost in the fiscal year ending March 31, 2016 is ¥ 2,001 thousand.

The Company uses its year-end as the measurement date for the benefit obligation. Weighted-average assumptions used to determine the year-end benefit obligation are as follows:

	2014	2015
Discount rate	0.21%	0.17%
Rate of compensation increase	6.90%	3.50%

Weighted-average assumptions used to determine the net periodic retirement cost for the years ended March 31, 2013, 2014 and 2015, are as follows:

	2013	2014	2015
Discount rate	0.70%	0.26%	0.21%
Rate of compensation increase	2.77%	4.86%	6.90%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31	Thousands of Yen
2016	¥5,037
2017	5,615
2018	5,718
2019	5,206
2020	4,230
2021 through 2024	11,179

The Company expects to contribute ¥5,037 thousand to its defined benefit pension plan in the year ending March 31, 2016.

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

11.  ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original condition. The movements in asset retirement obligations for the years ended March 31, 2014 and 2015, are as follows:

	Thousands of Yen
	2014	2015
Balance at beginning of year	¥17,874	¥32,407
Liabilities incurred during the year	14,220	15,233
Accretion expense	313	401
Balance at end of year	¥32,407	¥48,041

12.  FINANCIAL INSTRUMENTS

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

	Thousands of Yen
	2014		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	¥1,378,444	¥1,378,444	¥2,718,261	¥2,718,261
Current portion of investment	101,064	101,064	1,063	1,063
Trade accounts receivable	860,202	860,202	1,541,422	1,541,422

Liabilities:
Trade accounts payable	323,898	323,898	432,188	432,188
Short-term bank borrowing			36,000	36,000
Long-term debt:
Bank borrowings	712,600	713,612	1,224,668	1,226,651

Refer to Note 10 for fair value of plan asset which are comprised of the life insurance pooled investment portfolios and Note 14 for fair values of equity and debt securities and derivative financial instruments.

The level of the fair value hierarchy within the fair value measurement of cash equivalents is Level 1 and that of current portion of investments, debt securities, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk — Trade accounts receivable from the Company’s three largest customers accounted for approximately 68.5% and 48.4% of the Company’s trade accounts receivable as of March 31, 2014 and 2015, respectively.

The Company conducts business based on periodic evaluations of the Customers’ financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit risk.

13.  DERIVATIVE FINANCIAL INSTRUMENTS

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

Changes in the fair value of interest rate swaps resulted in the recognition of gains of ¥792 thousand and ¥23 thousand for the years ended March 31, 2013 and 2014, respectively and are included in “Other—net” in the consolidated statements of income. During the years ended March 31, 2013 and 2014, interest paid on the interest rate swap contracts was ¥927 thousand and ¥22 thousand, respectively, and is included in “Interest expense” in the consolidated statements of operations.

14.  FAIR VALUE MEASUREMENTS

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

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	Carrying		Fair Value Hierarchy Classification
Items Measured at Fair Value on a Recurring Basis	Value	Total Fair Value	Level 1	Level 2	Level 3
March 31, 2014:
Assets:
Available-for-sale securities:
Equity securities	¥271,350	¥271,350	¥271,350	¥—	¥—
Debt securities	101,546	101,546	—	101,546	—

March 31, 2015:
Assets:
Available-for-sale securities:
Equity securities	¥410,850	¥410,850	¥410,850	¥—	¥—
Debt securities	101,458	101,458	—	101,458	—

Assets and liabilities measured at fair value on a non-recurring basis

Assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2014, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification			Total losses for the year ended March
Non-recurring Basis	Value	Value	Level 1	Level 2	Level 3	31, 2014
March 31, 2014:
Assets:
Property and equipment	—	—	—	—	—	¥34,884

There are no assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2015 other than the amounts recognized for assets and liabilities acquired as part of the TechLaw acquisition disclosed in Note 2. See Note 5 for additional information.

15.  INCOME TAXES (BENEFIT)

Income (loss) from operations before income taxes and income taxes (benefit) for the years ended March 31, 2013, 2014 and 2015, consist of the following components:

	Thousands of Yen
	2013	2014	2015
Income (loss) from operations before income taxes:
Domestic	¥993,179	¥(315,434)	¥502,845
Foreign	57,216	(233,769)	(44,548)
Total	¥1,050,395	¥(549,203)	¥458,297
Income taxes (benefit)-current
Domestic	¥267,982	¥20,325	¥82,915
Foreign	29,417	2,974	(44)
Total	¥297,399	¥23,299	¥82,871
Income taxes (benefit)-deferred
Domestic	¥142,028	¥(93,394)	¥132,995
Foreign	10,457	(35,556)	22,228
Total	¥152,485	¥(128,950)	¥155,223

For the years ended March 31, 2013, 2014 and 2015, ¥449,894 thousand, ¥(105,651) thousand and ¥238,094 thousand were recorded as income tax expenses attributable to operations and ¥890 thousand, ¥753 thousand and ¥50,902 thousand were recognized as income tax expenses attributable to other comprehensive income, respectively.

The tax effects of temporary differences and operating loss carryforwards and tax credits giving rise to deferred tax balances at March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	2014		2015
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Impairment loss on investments in securities	¥44,381	¥—	¥40,271	¥—
Depreciation and amortization	4,845	49,039	16,160	41,904
Accrued municipal governments tax	2,001	—	10,602	—
Research and development cost for internal use software	549	—	—	—
Deferred revenue	4,803	—	1,843	—
Accrued bonus	30,738	—	45,937	—
Accrued vacation	18,057	—	18,077	—
Asset retirement obligations	15,805	—	15,537	—
Operating loss carryforwards	215,825	—	48,629	—
Prepaid expenses	—	—	—	18,170
Unrealized gain on available-for-sale securities	—	47,720	—	97,769
Acquisition related cost	—	—	28,396	—
Share-based compensation expense	14,776	—	14,547	—
Research and development tax credit	16,262	—	—	—
Others	10,013	21,269	30,227	23,431
Total	378,055	118,028	270,226	181,274
Valuation allowance	(57,324)	—	(88,870)	—
Total	¥320,731	¥118,028	¥181,356	¥181,274

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of March 31, 2014 and 2015.

As of March 31, 2014 and 2015, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the Korean, Taiwanese and a domestic subsidiaries, and was provided at the amounts which are considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2013, 2014 and 2015 is as follows:

	Thousands of Yen
	2013	2014	2015
Balance at beginning of year	¥801	¥22,856	¥57,324
Additions	22,831	36,122	48,931
Deductions	(776)	(1,654)	(17,385)
Balance at end of year	¥22,856	¥57,324	¥88,870

As of March 31, 2015, the Korean, Taiwanese and a domestic subsidiaries had operating loss carryforwards of ¥222,620 thousand, ¥15,742 thousand and ¥11,754 thousand, respectively. These operating loss carryforwards are available to offset future taxable income and will expire in March 2025 for Korean and Taiwanese taxes and March 2024 for Japanese income tax, respectively.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 38.01 percent, 38.01 percent and 35.64 percent for the years ended March 31, 2013, 2014 and 2015, respectively.

Reconciliations between the amount of reported income taxes (benefit) and the amount of income taxes (benefit) computed using the normal statutory tax rate for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Thousands of Yen
	2013	2014	2015
Amount computed using normal Japanese statutory tax rate	¥399,255	¥(208,752)	¥163,336
Increase (decrease) in taxes resulting from:
Change in valuation allowance	22,055	34,468	31,545
Change in statutory tax rate	—	1,836	15,798
Share-based compensation expense	15,498	25,331	6,927
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	14,905	27,204	15,776
Officers’ remuneration not deductible for tax purpose	300	775	4,870
Research and development tax credit	—	—	(7,513)
Others-net	(2,129)	13,487	7,355
Income tax expense (benefit) as reported	¥449,884	¥(105,651)	¥238,094

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

Change in valuation allowance for the year ended March 31, 2015 includes an increase of ¥20,536 thousand in the valuation allowance of a foreign subsidiary in Taiwan and a domestic subsidiary as of March 31, 2015 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2015 and an increase of ¥28,395 thousand in the valuation allowance for the deferred tax assets arising from acquisition related costs, and a decrease of ¥16,262 thousand in the valuation allowance for the deferred tax assets arising from research and development tax credits.

The combined statutory tax rate was 38.01 percent for the three years from April 1, 2012 to March 31, 2015 and 35.64 percent for the years beginning on or after April 1, 2015. Further, amendments to Japanese tax regulations were enacted into law on March 20, 2014. As a result, the 10 percent surtax was eliminated for the year from April 1 2014 to March 31, 2015 and the combined statutory tax rate is reduced from 38.01 percent to 35.64 percent from the fiscal year beginning April 1, 2014. The effect of the change in tax rate was insignificant.

On March 31, 2015, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate will be reduced from 35.64 percent to 33.10 percent from the fiscal year beginning April 1, 2015 and from 33.10 percent to 32.34 percent from the fiscal year beginning April 1, 2016. The impact of the tax law changes result in a net deferred income taxes benefit of ¥15,798 thousand for the year ended March 31, 2015.

16.  SHARE-BASED COMPENSATION

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

On May 22, 2014, the Company granted options to purchase a total of 200,000 equity shares with an exercise price per share of ¥489 to five employee/directors and 19 employees (“9th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

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

The following table presents total share-based compensation expense, which is a noncash charge, included in the consolidated statements of operations for the years ended March 31, 2013, 2014 and 2015:

	Thousands of Yen
	2013	2014	2015
Cost of revenue	¥11,233	¥8,565	¥5,200
Selling, general and administrative expenses	43,686	62,231	21,960
Pre-tax share-based compensation expense	54,919	70,796	27,160
Income tax benefit	(3,138)	(6,426)	(2,722)
Total share-based compensation expense, net of tax	¥51,781	¥64,370	¥24,438

Cash received from stock options exercised during the year ended March 31, 2015 was ¥17,680 thousand. The tax deductions related to stock options exercised during the year ended March 31, 2015 were ¥4,586 thousand.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment when the actual forfeitures exceed the Company’s estimate. As of March 31, 2015, the total unrecognized compensation expense related to the unvested portion of the 6th, 7th and 9th series Stock Option Grants was ¥21,806 thousand. As of March 31, 2015, the expense will be recognized over weighted-average periods of 1.2 years.

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

The following table presents the weighted-average assumptions used in estimating the fair value of options granted to employees during the years ended March 31, 2013, 2014 and 2015.

	2013	2014	2015
Expected life of stock option (years)	4.3	4.3	4.3
Expected volatility	112.0%	104.4%	109.3%
Risk-free interest rate	0.2%	0.3%	0.2%
Expected dividend yield	4.7%	1.2%	0.8%

	Thousands of Yen
	2013	2014	2015
Weighted-average grant-date fair value per option to purchase one share	¥379	¥258	¥293

The expected volatility is estimated based upon on the historical volatility of the Company’s share price for the last two and half years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and expected payment in the future.

The weighted-average assumptions used in estimating the fair value of options granted to non-employees during the years ended March 31, 2013 and 2014 are 6 years and 5 years for contractual term, 107.3% and 106.9% for expected volatility, 0.2% and 0.4% for risk-free interest rate, and 4.7% and 1.3% for expected dividend yield, respectively. The weighted-average fair value per option to purchase one share as of March 31, 2013 and 2014 is ¥277 and ¥270, respectively. No stock options granted to non-employees were outstanding as of March 31, 2015.

A summary of stock option activity except for 8th series Stock Option Grant during the year ended March 31, 2015, is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of Yen)
Outstanding—March 31, 2014	1,324,000	¥304
Granted	200,000	489
Exercised	(80,000)	221
Forfeited	(95,000)	538
Expired	(17,000)	810

Outstanding—March 31, 2015	1,332,000	¥314	2.8	¥830,257
Vested and expected to vest — March 31, 2015	1,277,340	¥306	2.8	¥805,769
Exercisable—March 31, 2015	840,000	¥178	1.9	¥637,640

A summary of stock option activity except for 8th series Stock Option Grant during the year ended March 31, 2015, is presented below:

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (Thousands of Yen)
Outstanding—March 31, 2014	88,000	¥518
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding—March 31, 2015	88,000	¥518	4.1	¥275,573
Vested — March 31, 2015	88,000	¥518	4.1	¥275,573
Exercisable—March 31, 2015	88,000	¥518	4.1	¥275,573

Exercises of Stock Options

No stock options were exercised during the years ended March 31, 2013 and 2014. The total intrinsic value of options exercised during the year ended March 31, 2015 was ¥66,560 thousand.

Nonvested Stock Options

A summary of the status of the Company’s nonvested stock options and their weighted-average grant date fair value at March 31, 2015, is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested—April 1, 2014	1,124,000	¥209
Granted	200,000	293
Vested	(737,000)	169
Forfeited	(95,000)	308
Outstanding—March 31, 2015	492,000	¥292

The 5th series Stock Options Grant was vested during the year ended March 31, 2015. Its grant date fair value per share was 161.

17.  EQUITY

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings available for dividends shown in UBIC’s general books of account, as determined under J GAAP, amounted to ¥1,417,765 thousand at March 31, 2015.

American Depositary Shares (ADSs) Offering

On May 16, 2013, UBIC listed on the Nasdaq Global Market in the U.S. (“NASDAQ”). On May 21, 2013, UBIC made a U.S. initial public offering of 11,000,000 American Depositary Shares (“ADSs”), representing 2,200,000 shares of common stock at an initial offering price of $0.838 per ADR. On June 7, 2013, UBIC sold an additional 1,400,000 ADSs representing 280,000 shares of common stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the U.S. initial public offering. The remaining over-allotment option expired on July 9, 2013.

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

Net income attributable to UBIC’s shareholders and transfers from noncontrolling interest

The following schedule represents the effects of changes in UBIC’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the year ended March 31, 2015.

Thousands of Yen
2015
Net income attributable to UBIC, Inc. shareholders	¥218,453
Transfers from noncontrolling interest
Increase in UBIC’s additional paid-in capital for acquisition of noncontrolling interest of a subsidiary	37
Net transfers from noncontrolling interest	¥37
Change from net income attributable to UBIC, Inc. shareholders and transfers from noncontrolling interest	218,490

18.  OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income for the years ended March 31, 2013, 2014 and 2015, are as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Accumulated other comprehensive income
Balance at April 1, 2012	¥1,292	¥98,484	¥(263)	¥99,513
Period change	25,502	(4,344)	1,071	22,229
Balance at April 1, 2013	26,794	94,140	808	121,742
Period change	15,443	2,320	(4,886)	12,877
Balance at March 31, 2014	42,237	96,460	(4,078)	134,619
Period change	138,130	89,693	(1,703)	226,120
Balance at March 31, 2015	¥180,367	¥186,153	¥(5,781)	¥360,739

The tax effects allocated to each component of other comprehensive income for the years ended March 31, 2013, 2014 and 2015, were as follows:

	Thousands of Yen
	2013
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥28,204	¥(2,702)	¥25,502
Unrealized holding gain on securities:
Amount arising during the period	(6,750)	2,406	(4,344)
Net unrealized holding gain during the period	(6,750)	2,406	(4,344)
Adjustments related to retirement and severance benefits:
Amount arising during the period	1,665	(594)	1,071
Net adjustments related to retirement and severance benefits	1,665	(594)	1,071

Other comprehensive income	¥23,119	¥(890)	¥22,229

	2014
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥17,616	¥(2,173)	¥15,443
Unrealized holding gain on securities:
Amount arising during the period	3,605	(1,285)	2,320
Net unrealized holding gain during the period	3,605	(1,285)	2,320
Adjustments related to retirement and severance benefits:
Amount arising during the period	(7,591)	2,705	(4,886)
Net adjustments related to retirement and severance benefits	(7,591)	2,705	(4,886)

Other comprehensive income	¥13,630	¥(753)	¥12,877

	2015
	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
Foreign currency translation adjustments	¥139,688	¥(1,558)	¥138,130
Unrealized holding gain on securities:
Amount arising during the period	139,410	(49,717)	89,693
Net unrealized holding gain during the period	139,410	(49,717)	89,693
Adjustments related to retirement and severance benefits:
Amount arising during the period	(2,076)	373	(1,703)
Net adjustments related to retirement and severance benefits	(2,076)	373	(1,703)

Other comprehensive income	¥277,022	¥(50,902)	¥226,120

The changes in accumulated other comprehensive income by component for the years ended March 31, 2014 and 2015 are as follows:

	Thousands of Yen
	Foreign currency translation adjustments	Unrealized holding gain on securities	Adjustments related to retirement and severance benefits	Total
Balance at March 31, 2013	¥26,794	¥94,140	¥808	¥121,742
Other comprehensive income (loss) before reclassifications	15,443	2,320	(4,774)	12,989
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	(112)	(112)
Net current-year other comprehensive income (loss)	15,443	2,320	(4,886)	12,877
Balance at March 31, 2014	42,237	96,460	(4,078)	134,619
Other comprehensive income (loss) before reclassifications	138,130	89,693	(2,782)	225,041
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	1,079	1,079
Net current-year other comprehensive income (loss)	138,130	89,693	(1,703)	226,120
Balance at March 31, 2015	¥180,367	¥186,153	¥(5,781)	¥360,739

The amounts reclassified out of accumulated other comprehensive income into the consolidated statements of operations, with affected line items, for the year ended March 31, 2014 and 2015 are as follows:

Details about accumulated other comprehensive	Thousands of Yen		Affected line items in the consolidated statements of
income components	2014	2015	operations

Adjustments related to retirement and severance benefits	¥174	¥1,594	*(1)
	(62)	(515)	Income taxes (benefit)
	112	1,079	Net income (loss)
Total reclassifications for the year	¥112	¥1,079

*(1) These are included in the computation of net periodic pension cost (See Note 10).

19.  NET INCOME (LOSS) PER SHARE

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

The computation of basic and diluted net income per share for the years ended March 31, 2013, 2014 and 2015 is as follows:

	2013
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥596,021	31,584,220	¥18.9
Effect of dilutive securities:
Stock options		596,990
Convertible notes		346,570
Diluted net income attributable to UBIC, Inc. shareholders	¥596,021	32,527,780	¥18.3

	2014
	(Thousands of Yen) Net Loss (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net loss attributable to UBIC, Inc. shareholders	¥(448,350)	34,058,003	¥(13.2)
Effect of dilutive securities:
Stock options *(1)		—
Diluted net loss attributable to UBIC, Inc. shareholders	¥(448,350)	34,058,003	¥(13.2)

	2015
	(Thousands of Yen) Net Income (Numerator)	Weighted-Average Common Shares Outstanding (Denominator)	Per Share Amount
Basic net income attributable to UBIC, Inc. shareholders	¥218,453	34,956,728	¥6.3
Effect of dilutive securities:
Stock options		842,025
Diluted net income attributable to UBIC, Inc. shareholders	¥218,453	35,798,753	¥6.1

*(1) The calculation of diluted net loss per share for the year ended March 31, 2014 does not include potentially dilutive securities because their inclusion would be anti-dilutive (i.e., reduce the net loss per share).

20.  SEGMENT REPORTING

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by UBIC and its domestic subsidiaries for domestic (Japanese) clients, by UBIC North America, Inc. (UNA) and TechLaw Solutions, Inc. (TLS) , our U.S.- based wholly-owned subsidiaries, for clients based in the U.S. or represented by U.S. - based attorneys who contracted UNA or TLS, and by other foreign subsidiaries for foreign clients other than those who contracted UNA or TLS. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on J GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Revenue is recognized by each segment for which the segment has a direct contractual relationship with its clients. Most of our clients are either corporate clients in Asia U.S. or U.S.-based law firms representing corporate clients in Asia. If our services are contracted between a law firm in the U.S. and UNA or TLS, revenue is recorded by the U.S. segment, although the end corporate client may be located in other area than the U.S.

The Company’s reportable segments are the same as its operating segments.

Segment information for the years ended March 31, 2013, 2014 and 2015 is presented below:

Revenue:

	Thousands of Yen
	2013	2014	2015
Japan
Outside customers	¥3,214,826	¥2,217,334	¥3,105,983
Intersegment*(1)	655,876	624,629	739,796
Total	3,870,702	2,841,963	3,845,779

U.S.
Outside customers	1,271,635	1,746,588	2,784,470
Intersegment*(1)	76,293	59,169	121,546
Total	1,347,928	1,805,757	2,906,016

Other
Outside customers	193,169	207,696	384,007
Intersegment*(1)	8,881	111,728	124,488
Total	202,050	319,424	508,495

Eliminations	(741,050)	(795,526)	(985,830)

Total revenue after eliminations	4,679,630	4,171,618	6,274,460

Adjustments*(2)	32,470	20,950	30,466

Total consolidated revenue	¥4,712,100	¥4,192,568	¥6,304,926

*(1) Intersegment transaction prices and other conditions are determined based on market prices and total costs of transactions.

*(2) These amounts primarily represent the net impact of adjustments arising from differences in timing of the revenue recognition under U.S. GAAP and J GAAP.

Segment Performance Measure:

	Thousands of Yen
	2013	2014	2015
Segment profit (loss)
Japan	¥888,760	¥(378,553)	¥303,149
U.S.	98,747	(100,923)	39,926
Other	(83,774)	(119,140)	(77,006)

Total segment profit after eliminations	903,733	(598,616)	266,069

Adjustments*(3)	1,701	(39,377)	9,353

Total consolidated operating income (loss)	905,434	(637,993)	275,422

Unallocated amounts:
Interest income	1,326	691	1,699
Interest expense	(23,474)	(30,867)	(28,177)
Foreign currency exchange gains	165,664	120,246	200,438
Dividend income	4,500	6,750	9,000
Other-net	(3,055)	(8,030)	(85)

Total consolidated income (loss) before income taxes	¥1,050,395	¥(549,203)	¥458,297

*(3) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition and vacation allowance expenses.

Segment Assets:

	Thousands of Yen
	2014	2015
Segment assets
Japan	¥5,014,488	¥7,622,397
U.S.	1,166,927	2,367,794
Other	403,088	632,699

Eliminations	(1,695,823)	(2,981,224)

Total segment assets after eliminations	4,888,680	7,641,666

Adjustments*(4)	112,143	51,511

Total consolidated assets	¥5,000,823	¥7,693,177

*(4) Adjustments primarily relate to differences between U.S. GAAP and J GAAP for revenue recognition, depreciation and amortization, and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2013	2014	2015
Capital expenditures
Japan	¥701,997	¥496,451	¥575,196
U.S.	166,461	8,836	89,463
Other	145,508	15,737	24,628

Adjustments	651	—	—

Total consolidated capital expenditures	¥1,014,617	¥521,024	¥689,287

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	Thousands of Yen
	2013	2014	2015
Depreciation and amortization
Japan	¥238,160	¥346,285	¥431,287
U.S.	29,272	49,752	113,768
Other	23,640	41,282	42,703

Total depreciation and amortization	291,072	437,319	587,758

Adjustments	14,919	5,284	1,774

Total consolidated depreciation and amortization	¥305,991	¥442,603	¥589,532

Entity-Wide Information:

For the year ended March 31, 2013, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,192,577 thousand and ¥614,160 thousand, respectively, representing approximately 25.3 percent and 13.0 percent, respectively, of the total revenue. For the year ended March 31, 2014, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,639,791 thousand and ¥622,355 thousand, respectively, representing approximately 39.1 percent and 14.8 percent, respectively, of the total revenue. For the year ended March 31, 2015, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,969,335 thousand and ¥641,074 thousand, respectively, representing approximately 31.4 percent and 10.2 percent, respectively, of the total revenue. These customers are attributable to Japan except ¥1,192,577 thousand , ¥1,639,791 thousand and  ¥1,969,335 thousand for Samsung Electronics Co., Ltd. for the years ended March 31, 2013, 2014 and 2015, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2013, 2014 and 2015, is presented below:

	Thousands of Yen
	2013	2014	2015
eDiscovery
Review	¥971,701	¥472,074	¥832,492
Other	3,427,735	3,297,799	5,027,090
Total	4,399,436	3,769,873	5,859,582
Investigation	188,685	240,843	299,095
Sales of forensic tools	26,584	62,576	21,926
Forensic training	40,700	28,934	6,325
Other	56,695	90,342	117,998
Total revenue	¥4,712,100	¥4,192,568	¥6,304,926

Long-lived assets held in Japan, in the U.S. and in Other as of March 31, 2014 were ¥425,715 thousand, ¥154,589 thousand and ¥122,610 thousand, respectively. Long-lived assets held in Japan, in the U.S. and in Other as of March 31, 2015 were ¥3,254,442 thousand, ¥804,308 thousand and ¥144,704 thousand, respectively with elimination of ¥1,104,616 thousand. Long-lived assets include property and equipment.

21.  ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” incurred during the years ended March 31, 2013, 2014 and 2015, relate primarily to advertisements in magazines and journals and amounted to ¥83,153 thousand, ¥194,157 thousand and ¥179,064 thousand, respectively.

22.  RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs incurred during the years ended March 31, 2013, 2014 and 2015 amounted to ¥24,086 thousand, ¥122,940 thousand and ¥89,451 thousand respectively.

23.  RELATED PARTY TRANSACTIONS

During the year ended March 31, 2014 and 2015, the Company entered into transactions with Shirasaka & Patent Partners (“SPP”) which is managed by president of UBIC Patent Partners Inc., a subsidiary of UBIC. SPP provides patent filing services to the Company.

The amounts of balances as of March 31, 2014 and 2015, and transactions of the Company with SPP for the year ended March 31, 2014 and 2015, are summarized as follows:

	Thousands of Yen
	2014	2015
Advance payment	¥35,196	¥66,675
Accounts payable	19,332	—
Expenses	34,502	30,886

24.  SUBSEQUENT EVENTS

Incorporation of a New Subsidiary

On April 10, 2015, UBIC’s board of directors resolved and approved the establishment of a wholly owned subsidiary, UBIC MEDICAL, Inc. (“UBIC Medical”). The principal activity of UBIC Medical is analysis of large volume medical data used for clinical trial. The Company is incorporated on April 16, 2015.

Stock Options

On May 28, 2015, UBIC’s board of directors resolved and approved the issuance of stock options under the 11th series Stock Option Grant.

Dividends

On June 23, 2015, UBIC’s shareholders approved the payment of a year-end cash dividend of ¥3 per share of common stock in the aggregate amount of ¥106,472 thousand to shareholders of record as of March 31, 2015.

Borrowing of Funds

On July 28, 2015, the Company entered into loan agreements with Japanese banking institutions, the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sumitomo Mitsui Banking Corporation in an aggregate principal of ¥3,600,000 thousand or ¥1,800,000 thousand from each institution to meet the obligations that may arise from a potential acquisition currently under consideration. The borrowing rates for these loans range from 0.33% to 0.46% per annum and the maturity date for both loans is January 29, 2016.

There are restrictive covenants related to the borrowings under the agreement with Bank of Tokyo-Mitsubishi UFJ, Ltd. including requirements to use the fund for the potential acquisition.

* * * * * *