Form 20-F
period 2016-03-31
FRONTEO, INC.
filed 2016-08-15
CIK 1550935

As filed with the Securities and Exchange Commission on August 15, 2016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……….

For the transition period from                       to

Commission file number: 001-35884

KABUSHIKI KAISHA FRONTEO
(Exact name of registrant as specified in its charter)

FRONTEO, INC.
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

*Not for trading, but only in connection with the registration of the American Depositary Shares, with each one American Depositary Share representing two shares of Common Stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of March 31, 2016, 35,751,360 shares of Common Stock were outstanding, including shares represented by American Depositary Shares.

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

Yes ☐  No ☒

ii

Unless otherwise noted, all references and discussions of the financial position of FRONTEO, Inc. (formerly known as UBIC, Inc.) and its consolidated subsidiaries (collectively, the Company or FRONTEO), results of operations and cash flows in this annual report are made with reference to FRONTEO’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

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

iii

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A.SELECTED FINANCIAL DATA

You should read the U.S. GAAP selected consolidated financial information presented below together with “Operating and Financial Review and Prospects” and FRONTEO’s consolidated financial statements together with the notes included in this annual report.

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from FRONTEO’s audited consolidated financial statements. These consolidated financial statements were prepared under U.S. GAAP.

	For the years ended March 31,
	2012	2013	2014	2015	2016
	(thousands of yen, except per share data)

Consolidated Statement of Operations Data:
Revenue	¥5,123,801	¥4,699,693	¥4,173,694	¥6,279,615	¥10,529,287
Operating revenue from reimbursed direct costs	12,427	12,407	18,874	25,311	26,949
Total revenue	5,136,228	4,712,100	4,192,568	6,304,926	10,556,236
Cost of revenue	1,600,425	1,845,236	2,314,348	3,140,080	5,746,069
Reimbursed direct costs	12,427	12,407	18,874	25,311	26,949
Selling, general and administrative expenses	1,153,438	1,949,023	2,497,339	2,864,113	4,853,497
Total operating expenses	2,766,290	3,806,666	4,830,561	6,029,504	10,626,515
Operating income (loss)	2,369,938	905,434	(637,993)	275,422	(70,279)
Interest income	2,052	1,326	691	1,699	1,672
Interest expense	(13,360)	(23,474)	(30,867)	(28,177)	(54,793)
Loss on derivatives	—	—	—	—	(258,205)
Foreign currency exchange gains	10,294	165,664	120,246	200,438	161,680
Dividend income	4,500	4,500	6,750	9,000	11,250
Other—net	655	(3,055)	(8,030)	(85)	(20,075)
Income (loss) before income taxes	2,374,079	1,050,395	(549,203)	458,297	(228,750)
Income taxes (benefit)	1,003,441	449,884	(105,651)	238,094	183,125
Net income (loss)	1,370,638	600,511	(443,552)	220,203	(411,875)
Less: Net income (loss) attributable to noncontrolling interests	2,951	4,490	4,798	1,750	5,757
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥1,367,687	¥596,021	¥(448,350)	¥218,453	¥(417,632)

	For the years ended March 31,
	2012	2013	2014	2015	2016
Per Share Data:
Net income (loss) attributable to FRONTEO, Inc. shareholders per share *(1)
Basic	51.5	¥18.9	¥(13.2)	¥6.3	¥(11.7)
Diluted	42.2	18.3	(13.2)	6.1	(11.7)
Weighted average shares outstanding *(1)
Basic	26,561,650	31,584,220	34,058,003	34,956,728	35,582,665
Diluted	32,415,890	32,527,780	34,058,003	35,798,753	35,582,665
Cash dividends declared per common share *(1)	0.8	5.0	—	3.0	—

*(1) Share and per share data give effect to a 2-for-1 share split effective on October 1, 2011 and April 1, 2012, and a 10-for-1 share split effected on April 1, 2014, which represented one ADS for two common shares, as if such share split had occurred on April 1, 2011.

	As of March 31,
	2012	2013	2014	2015	2016
	(thousands of yen)

Consolidated Balance Sheet Data:
Cash and cash equivalents	¥2,410,304	¥1,195,142	¥1,378,444	¥2,718,261	¥1,795,960
Total current assets	3,643,020	2,770,210	2,765,612	4,632,401	5,414,705
Total noncurrent assets	1,336,656	2,307,067	2,235,211	3,060,776	7,451,950
Total assets	4,979,676	5,077,277	5,000,823	7,693,177	12,866,655
Total current liabilities	1,763,575	1,070,451	840,652	1,504,984	3,573,540
Working capital	1,879,445	1,699,759	1,924,960	3,127,417	1,841,165
Long-term debt (excluding current portion)	400,020	447,284	445,186	775,340	3,636,987
Total noncurrent liabilities	476,547	629,854	538,557	939,842	4,852,567
Total liabilities	2,240,122	1,700,305	1,379,209	2,944,826	8,426,107
Total FRONTEO, Inc. shareholders’ equity	2,727,536	3,360,464	3,600,308	5,234,907	4,421,350
Total equity	2,739,554	3,376,972	3,621,614	5,248,351	4,440,548
Operating Data:
Capital expenditures	621,522	1,014,617	521,024	689,287	1,125,853
Net cash provided by (used in):
Operating activities	2,043,549	118,407	(2,400)	1,013,980	616,240
Investing activities	(520,224)	(1,132,703)	(630,180)	(1,413,188)	(4,710,421)
Financing activities	213,210	(282,979)	762,915	1,684,300	3,212,916

Financial covenants

There are restrictive covenants related to the borrowings under the credit line including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of us, measured under accounting principles generally accepted in Japan (“Japanese GAAP”). FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168,013 thousand on a stand-alone basis and ¥1,173,145 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2016.

There are restrictive covenants related to the bank borrowings of ¥3,565,283 thousand as of March 31, 2016, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2016.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2016, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years.

Dividends

The Companies Act of Japan (Companies Act) permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥ 3 million.

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S.GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act.

On June 22, 2012, our Board of Directors declared a year-end cash dividend of ¥50 per share of common stock to shareholders of record at as of June 25, 2012. On June 25, 2013, our Board of Directors declared a year-end cash dividend of ¥50 per share of common stock to shareholders of record as of June 26, 2013. The aforementioned per share cash dividends do not reflect a 2-for-1 share split effective on October 1, 2011 and April 1, 2012 and a 10-for-1 share split effective on April 1, 2014. We did not declare a cash dividend in 2014. On June 23, 2015, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2015. On June 29, 2016, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2016. The dividends declared in June 2012, 2013, 2015 and 2016 totaled ¥145.6 million, ¥159.7 million, ¥106.5 million and ¥107.3 million respectively. The declaration on June 29, 2016 is not recorded on balance sheet as of March 31, 2016.

In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of July 29, 2016 was $1.00 = ¥102.32. The Company does not intend to imply that the Japanese yen or

U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

		Average of
	At end of	month-end-
Fiscal years ended March 31,	period	rates	High	Low
			(¥ per $1.00)
2012	82.41	78.86	82.41	76.34
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017*	102.32	105.69	112.06	100.65

Month ended	High	Low
	(¥ per $1.00)
January 2016	121.05	116.38
February 2016	121.06	111.36
March 2016	113.94	111.30
April 2016	112.06	106.90
May 2016	110.75	106.34
June 2016	109.55	101.66
July 2016*	106.65	100.65

*For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. Average exchange rate of fiscal year ending March 31, 2017, calculated based on the month-end exchange rates of April 1, 2016 through July 29, 2016.

3.B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.RISK FACTORS

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

Our acquisitions may not achieve expected benefits, and may increase our liabilities, disrupt our existing business and harm our operating results.

We completed the acquisition of TechLaw Solutions, Inc. and EvD, Inc. (now “FRONTEO USA”) in order to efficiently develop sales channels in the U.S. and enhance our business competitiveness.

We incurred significant expenses to acquire and integrate business. The benefits we expect to receive from these and other acquisitions depend on our ability to successfully conduct due diligence, negotiate the terms of the acquisition and integrate the acquired business into our systems, procedures and organizational structure. Any inaccuracy in our acquisition assumptions or any failure to uncover liabilities or risks associated with the acquisition, make the acquisition on favorable terms, integrate the acquired business or assets as and when expected or retain key employees of the acquired company may reduce or eliminate the expected benefits of the acquisition to us, increase our costs, disrupt our operations, result in additional liabilities, investigations and litigation, and may also harm our strategy, our business and our operating results. The failure to achieve expected acquisition benefits may also result in impairment charges for goodwill and purchased intangible assets.

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

Although we believe that the most recent version of Lit i View (version 7.9, released in April 2016), which features improvements in predictive coding and, therefore, the speed and accuracy of our primary eDiscovery software, is a significant stride forward, not only compared to the previous version of Lit i View but also compared with Asian language products of our competitors, if we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose clients.

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

As a public company in the United States, we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. Although we are required to comply with Section 404(a) of the Sarbanes-Oxley Act when filing our annual report on Form 20-F for the fiscal year ended March 31, 2016, as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (Securities Act), we have decided to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012 (JOBS Act), which, assuming we continue to be an emerging growth company, allows us to delay complying with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

We have determined during our reporting process for the fiscal year ending March 31, 2016 that there were material weaknesses in our internal controls over financial reporting as of that date. If we fail to re-establish and maintain the effective system over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

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

In connection with the Company’s assessment of internal controls as of March 31, 2016, the Company has determined that it had material weaknesses in internal controls over the business combination accounting for the July 31, 2015 acquisition of EvD, along with internal controls over revenue recognition for that acquired business.  In addition, the impact of the material weaknesses relating to EvD had a negative impact on the overall financial statement close process, resulting in a material weakness in internal controls therein at the consolidated level.

Our management fully recognizes the importance of design, implementation, and maintenance of internal controls related to financial reporting. In order to ensure adequate internal controls, we will review the financial close process in detail, strengthen the personnel in the accounting departments of both FRONTEO and EvD and establish measures to prevent the continuation or reoccurrence of such material weaknesses by strengthening the controls related to acquisitions or other major transactions. Our management has been and will continue to be required to devote a substantial amount of time to review and implement remediation of these material weaknesses. However, until this remediation is complete, we cannot assure you that it will be completed in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls and may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. However, until this remediation is complete, we cannot assure you that it will be completed in a timely manner.

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

We and our subsidiaries have changed names of entities recently in order to strengthen our corporate identity. If this change impair our brand recognition among existing and new clients, our business would have a material adverse effect.

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

ITEM 4.INFORMATION ON THE COMPANY

4.A.HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed in 2003 and commenced our operations under the name Universal Business Incubators, Inc. in Japan under the Commercial Code of Japan, then changed our name to UBIC, Inc. in August 2004 and effective July 1, 2016, changed our name to FRONTEO, Inc. At the time of incorporation, we initially focused on importing and selling computer forensics tools within Japan, including to domestic clients such as the National Police Agency and Japan’s

Ministry of Defense. We entered the eDiscovery and electronic data forensic investigations markets in 2005 by leveraging the skills we had developed and refined through the application of our computer forensic tools. In 2007, we listed shares of FRONTEO, Inc. on the Mothers Marketplace of the Tokyo Stock Exchange (“TSE”), which is the primary market for high-growth and emerging technology companies on the TSE. In that year, we established our wholly-owned subsidiary UBIC North America, Inc. (subsequently merged with our other wholly-owned subsidiary EvD, Inc. to form FRONTEO USA, Inc. effective in July 2016) with offices in Silicon Valley. In 2009, we opened our office in Seoul, South Korea and opened an office in Hong Kong. In 2010, we established Payment Card Forensics, Inc., as our subsidiary in Japan, in which we have a 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc., as our subsidiary in Japan, in which we had an 80% ownership interest. In 2011, we opened our office in Reston, VA, and also established UBIC Korea, Inc. (now named FRONTEO Korea, Inc.) and UBIC Taiwan, Inc. (now known as FRONTEO Taiwan, Inc.) with offices in Seoul, South Korea and Taipei City, Taiwan, respectively. In 2012, we established UBIC Patent Partners, Inc., as our subsidiary in Japan, in which we had a 100% ownership interest. In 2012, we opened our office in New York City. In July 2013, we relocated our Reston office to Washington D.C. In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC” (since July 1, 2016, “FTEO”). In June 2014, we opened our office in Los Angeles, California. In addition, in August 2014, we acquired all shares of TechLaw Solutions, Inc. (“TLS”) (now renamed FRONTEO Government Services, Inc.) which is based mainly in the commonwealth of Virginia, in the United States. In February 2015, we acquired the outstanding capital stock of UBIC Risk Consulting, Inc. not owned by us to make it our wholly owned subsidiary, and subsequently absorbed it through an absorption-type merger. In April 2015, we established UBIC Medical, Inc. (now named FRONTEO Healthcare, Inc.), as our subsidiary in Japan, in which we have a 100% ownership interest. In July 2015, we established a review center in Washington, D.C. in the U.S., and subsequently acquired of the outstanding shares of EvD, Inc. (now named FRONTEO USA, Inc.) with headquarters in San Francisco and have two branches in New York and Phoenix in the U.S., and also has an operation center in Manila in the Philippines. In September 2015, we established Rappa, Inc. (now named FRONTEO Communications, Inc.), as our subsidiary in Japan, in which we have a 100% ownership interest, while, in October 2015, we merged UBIC Patent Partners, Inc. into us through an absorption-type merger. In February 2016, we opened a new flagship Managed Review center in New York in the U.S. On July 1, 2016, EvD, Inc. merged with UBIC North America, Inc., while at the same time we and all of our 100% owned subsidiaries changed their names to FRONTEO, our new worldwide brand.

We apply our capital expenditures chiefly to develop new eDiscovery technologies, to improve the delivery of our services and to expand our global operating capability, as well as AI technologies to promote further expansion of our business in each market we serve. Our capital expenditures were ¥521.0 million, ¥689.3 million and ¥1,125.8 million in fiscal years ended March 31, 2014, 2015 and 2016, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Kounan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (3) 5463-6344. Our corporate website is http://www.fronteo.com/global/. Our agent for the service of process in the U.S. is FRONTEO USA, Inc., 3 Lagoon Drive, Suite 180, Redwood City, CA 94065, telephone number: +1 (650) 654-7664.

4.B.BUSINESS OVERVIEW

Overview

We are a leading provider of Asian-language eDiscovery solutions and services. We have extensive eDiscovery and forensic experience and expertise with information documented in Japanese, Korean, Chinese as well as English, and we apply this expertise in connection with litigations, administrative proceedings and investigations. Our clients include leading law firms, corporate legal departments and government agencies. While we serve these clients from our offices in Japan, the United States, South Korea, Taiwan and Hong Kong, we have strongly been expanding our resources by mergers and acquisitions in the biggest market, the U.S. Thus our revenue in the U.S. has increased and now constitutes 60% of consolidated group revenue. On the other hand, based on our expertise in the legal business, we have developed our own Artificial Intelligence (AI) engine, KIBIT. It does not only add a competitive edge in our existing business, but also has become a driver in new businesses that we started recently, such as digital marketing, healthcare and business intelligence.

In our eDiscovery solutions business, we assist clients involved in cross-border litigation, administrative proceedings and internal investigations, including those related to antitrust investigations, intellectual property (IP)

litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. The particular matters in which we are engaged by clients typically involve Asian language information. A particular challenge of eDiscovery involving Asian-language information is the accurate electronic recognition of Japanese, Korean and Chinese characters and the organization of the collected information in a format that can be effectively and efficiently reviewed and identified as relevant to the particular investigation. For example, when most conventional eDiscovery technologies are applied to Asian language content, the result is garbled text or otherwise inaccurate outputs. We believe our proprietary Lit i View eDiscovery solution accurately handles Asian-language characters, encoding schemes and native file systems. Lit i View also streamlines and consolidates our and our clients’ workflows. Our Intelligence Cloud formerly known as Legal Cloud hosting solution complements and integrates with Lit i View and helps to address the substantial complexity and cost associated with these international investigations and litigations. Because of the flexible, comprehensive and integrated nature of our solutions, we can address the entire electronic discovery reference model (EDRM) life-cycle in connection with these matters, which we believe enables us to optimize outcomes and provide significant cost savings to our clients.

We have assisted clients in more than 1,500 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 1,000 corporate investigations in Japan, South Korea, China and Singapore.

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

The overall market for eDiscovery and forensic services has benefited from the growing volume of ESI and a rapid increase in the number of lawsuits filed and investigations commenced in the United States which involve patents, intellectual property, product safety, price cartels, the U.S. Foreign Corrupt Practices Act and other issues. Our financial performance has also benefited from this trend, due mainly to lawsuits filed and investigations commenced in the United States against not only U.S. companies but also Japanese and other Asian multinational corporations. Recently, we have also benefited more from engagements for large and midsize international government investigations. However, our market share and brand awareness in the United States have not sufficiently improved even after the acquisitions of TLS and EvD. Our financial performance is more likely to be driven by increasing lawsuits and investigations involving Asian companies or U.S. companies with Asian operations, and by building out our sales and marketing presence and increasing our brand awareness and capabilities in the United States.

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

•

Multiple Convenient Data Processing Sites. We believe we are the only eDiscovery provider with a data processing center in each of Japan, South Korea, Philippines and Taiwan. Thus, we can conduct the entire process of eDiscovery in Asia and avoid sending non-responsive electronic data to law firms or other parties in the United States, thereby potentially making such confidential and proprietary data subject to the jurisdiction of U.S. courts. Additionally, we believe the proximity of our data processing sites to many of our clients enables us to secure and process information more quickly than our competitors.

•

Flexible and Scalable Cloud Hosting Service. While we have been able to host our clients’ data in a traditional cloud environment, we have introduced our Intelligence Cloud solution that features a flexible and scalable cloud data hosting capability, and employs a secure, Internet-enabled storage solution that enables authorized users across the globe to access data and collaborate in connection with an investigation or litigation. Our Intelligence Cloud hosting technology helps to address the problem of rising complexity and cost from the growth and dispersion of electronic data volumes and the extended duration of many investigations and litigations. Our Intelligence Cloud hosting service coupled with our experience in handling large volumes of data enables us to deliver our eDiscovery solutions in a flexible and cost-efficient manner.

•

Big Data Compatible Cloud Infrastructure. Once a review project is complete, the documents and data collected for the case are usually tossed aside. When a similar case arises at a later time, the same data has to be re-collected, re-processed and re-reviewed. FRONTEO’s Lit i View BIG DATA CASE MANAGER (BDCM) treats data as “information capital” with the goal that it can be re-used in similar future matters to greatly reduce costs and time associated with e-discovery. The BDCM can consolidate huge volumes of electronic data from past cases into one unified system. This enables parties to effectively access information from past cases for current and future litigation matters.

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

•

The Solution Operated with FRONTEO Artificial Intelligence (AI) System. We developed KIBIT, a powerful AI system to automatically analyze documents and offer deeper insight into ESI. Lit i View EMAIL AUDITOR was released in 2014 as the first solution powered by KIBIT. It is provided to clients both by on-premise and through the cloud. It automatically audits large volumes of emails based on its extensive experience in assisting clients with their compliance issues.

Business Strategy

As a leading eDiscovery company in Asia, we have developed our own eDiscovery software, Lit i View which supports Asian languages (Japanese, Chinese and Korean), and provides one-stop solutions with the highest levels of technology and know-how to analyze and process ESI for litigation.

With an established foundation for the eDiscovery legal business, we now believe that we are entering a new period of growth. Meanwhile, we are also in the process of launching new business lines using artificial intelligence. We are dedicated to continued growth on a Company-wide basis to achieve our goals with a focus on the following:

Expansion of Existing Legal Business in the United States

We will continue to seek to expand and optimize our existing United States legal business operations after the acquisition of TLS and EvD. The Company will seek to expand its U.S.-based business by streamlining operations of its U.S. subsidiaries and acquiring large-scale projects from Asian and North American companies.

We will also aim to boost sales in the review services using “Lit i View,” eDiscovery support software equipped with predictive coding, powered by the Company’s unique artificial intelligence technology.

Development of the Information Analysis Business Leveraging Artificial Intelligence Technology

We have been expanding the provision of solutions in the fields of healthcare, digital marketing, and business intelligence, utilizing the Company’s unique artificial intelligence technology, “KIBIT.” In each of these three fields, we will continue to advance the development of our products and our suite of services, including continuous analysis support and intensified consulting. We will also proactively recruit talented personnel to help complement our technological developments.

Enhancements to implement business strategies

We will robustly control regional business activities through our headquarters in Japan, while providing more authority to country managers to strengthen the autonomy and unique qualities of each region. The centralized administrative framework along with the development and implementation of unique business strategies in each country will build global management systems suited for improving and expanding our business operations.

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

eDiscovery Business

Our eDiscovery solutions and services enable the preservation, processing, review and production of Electronically Stored Information (ESI). Our solutions (i) copy electronic data from personal computers, servers, mobile devices, website and various types of storage, (ii) search and identify relevant documents and evidence with TAR driven by KIBIT technology, our artificial intelligence (AI) technology, (iii) permit the inspection of evidence and on-line hosting for review and translation, and (iv) produce the final disclosure of evidence in the court-requested format. All of our solutions and services can be provided seamlessly in the same secured environment, providing a one-stop shop for our customers.

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

Lit i View, our online eDiscovery software powered by KIBIT, makes it possible for corporate customers and outside counsel to more efficiently review electronic evidence. Lit i View is designed to ensure that only necessary information is disclosed through a disclosure approval process undertaken by assigned lawyers. The inherent risk of information leakage in an eDiscovery process is a concern for enterprises. Using Lit i View, only those files identified as containing evidence are hosted to our inspection servers, and the remainder of the information is stored in our local secure data centers at many places in the world to ensure the safety and confidentiality of critical data.

We believe that we are the only eDiscovery service provider with data processing centers not only in the United States but also in Japan, South Korea, Philippines and Taiwan, and thus we can conduct the entire process of eDiscovery in Asia. This allows us to avoid sending non-responsive electronic data to other parties abroad and potentially making such confidential and proprietary data subject to the jurisdiction of the courts in other countries.

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

Lit i View Solution

Our advanced technology platform, Lit i View, is an innovative eDiscovery solution that accurately handles Asian-language characters, encoding schemes and native file systems. Developed entirely in-house at FRONTEO, Lit i View incorporates processing and filtering software specifically for Asian encoding schemes and language sets as well as for information stored in English. Lit i View allows the enterprise or its legal advisors to work efficiently and effectively by handling Chinese, Japanese and Korean as well as English information conveniently at a remote location or on-site in the enterprise offices.

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

Lit i View incorporates KIBIT language capabilities such as “concept search,” which searches not only words, but also general concepts, similar meanings and relevant categorizations. Searches conducted in Asian languages are more difficult because Asian languages typically contain no spaces between words. In addition, because there are numerous ways to express different words and their combinations, keyword searches are usually insufficient to find all relevant documents. Lit i View’s use of concept searches can be very useful because users can take a case-by-case approach to determine what will be the most effective search tools.

Lit i View also permits the extracted data to be reviewed simultaneously by our reviewers, clients, and the clients’ law firm or legal team. We believe this facilitates faster and more accurate analysis of the produced data.

Intelligence Cloud Solution

Our customizable Intelligence Cloud solution addresses the problem of rising costs associated with the growth and dispersion of ESI volumes across the globe, along with prolonged investigations and litigations. Because large enterprises are generating electronic data at a rapid rate, there are a growing number of proactive enterprises that are seeking to deploy data hosting solutions to provide better readiness and ongoing protection against potential eDiscovery issues. Some enterprises have begun to show increasing interest in cloud-based data hosting. While historically most organizations have tended to prefer to host data on-site in local servers, concerns regarding data preservation, confidentiality and accessibility of cloud-based services have begun to diminish. In addition to moving data into the cloud in connection with a specific investigation or lawsuit, enterprises are choosing to host data in a medium that allows for rapid preservation, collection, processing and review.

We believe that the competing cloud hosting services available are not experienced and capable of hosting the large volume of data produced by litigation. Because competing cloud hosting services typically handle a more limited amount of data, their cost structure is not conducive to handling the large volume of data produced by litigation. As a result, we are more experienced in handling large volumes of data in connection with our eDiscovery solutions, we are both equipped and experienced in dealing with these materials and are able to host litigation data in a cost-efficient manner. Our Intelligence Cloud solution allows us to maintain client data during and after a particular litigation or investigation, and to maintain the data and documents in a relational database of our clients’ data and documents, along with all of the tagging and coding that was completed in connection with such project. We believe that the analysis and indexing we conduct in order to build a relational database provides a superior and distinct data hosting solution for our clients by allowing them to more rapidly access relevant data and documents for future litigations, investigations and other corporate needs.

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

Legal / Compliance Professional Services

Lit i View Software

We developed KIBIT, a powerful AI system to automatically analyze documents and offer deeper insight into ESI. Lit i View EMAIL AUDITOR was released in 2014 as the first solution powered by KIBIT. It is provided to clients both by on-premise and through the cloud and automatically audits large volumes of emails based on its extensive experience in assisting clients with their compliance issues. In the fiscal year ended on March 31, 2016, we also began to provide and sell an intellectual property strategy support system for analyzing a large patent-related information “Lit i View PATENT EXPLORER,” as well as a business data analysis system “Lit i View AI Sukedachi Samurai to global financial institutions and manufacturers.

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

Clients

We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States, Europe and Asia. Since our inception, approximately 600 clients have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our clients that represented more than approximately 10% of total revenue during one or more of the last three fiscal years include Samsung Electronics Co., Ltd., and TMI Associates. Because we are retained by these clients for specific projects as they arise, we expect that we will have different major clients from year to year. In the future, the expansion of our Lit i

View BIG DATA CASE MANAGER solution may provide an opportunity to develop ongoing and more stable client relationships.

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

Sales by Market and Segment

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), our U.S. based wholly-owned subsidiaries, for clients based in the U.S. or represented by U.S. -based attorneys who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by other foreign subsidiaries for foreign clients other than those who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Each segment recognizes revenue for which the segment has a direct contractual relationships with its clients. Most of our clients are either corporate clients in Asia or U.S.- based law firms representing corporate clients in Asia. If our services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment, although the end corporate client may be located in other areas than the U.S.

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

Research and Development

Our development efforts in AI technology were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our KIBIT, we now have the capability to analyze various types of big data.

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

•	To use Behavior Informatics to identify human traits and errors in software data containing bugs— a combination of behavioral science and information science.
•	To drive further advances in our KIBIT to help users gain insights from big data analysis and to assist users in stripping away large volumes of information to pinpoint the data they really need.
•	To energize and improve societies by contributing to safe and stable communities and a more equitable global business environment.

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

As of June 1, 2016, in Japan, we have applied for patents for 59 inventions and have been granted patents on 44 of them and in the United States, we have applied for patents for 30 inventions and have been granted patents on five of them. Moreover, many trademarks have been registered in many countries across the world, including “Lit i View,” “Predictive Coding” and “KIBIT” as brands representing the uniqueness of the above technologies.

Competition

The eDiscovery and digital forensics solutions and services markets in the United States and Asia are intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent solution introductions, changes in client demands and evolving industry standards. Competitors vary in size, scope and breadth of solutions and services offered. Competitors include Guidance Software Inc., HP Autonomy Corporation Plc, IBM Corporation, Symantec Corporation, EMC Corporation, Epiq System Inc., Catalyst, Access Data Group, FTI Consulting, Inc., Xerox Corporation, Navigant Consulting, Inc., Hewlett-Packard Development Company. L. P., Integreon, Inc., Merrill Corporation, Transperfect, KPMG, Kroll, Inc., and Consolio.

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

Although many of our competitors have greater resources and greater name recognition, we believe we compete favorably on the basis of the other competitive factors listed above. We believe our solutions and services, supported by our artificial intelligence technologies based on tacit knowledge, enable a process that permits the automated identification of relevant text in Asian languages, thus improving accuracy, reducing the number of steps in the review process and generating significant savings in time and cost of document review. Specifically, we believe that our predictive coding solution powered by our AI technology allows us to accurately handle English- and Asian-language characters, encoding schemes and native file systems, and provides us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader solution offerings.

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

4.C.ORGANIZATIONAL STRUCTURE

As of July 1, 2016, FRONTEO has three Japanese subsidiaries and three overseas subsidiaries. The following table sets forth for each of our consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

		Proportion of
Name of Consolidated	Jurisdiction of	ownership and
Subsidiary	Incorporation	voting interest	Principal Activities
Payment Card Forensics, Inc.(1)	Japan	60%	Credit card forensic investigation business
FRONTEO Healthcare, Inc.(2)	Japan	100%	Analysis of large volume medical data
FRONTEO Communications, Inc.(3)	Japan	100%	Digital curation service
FRONTEO USA, Inc.(4)	U.S.	100%	eDiscovery product marketing and sales
FRONTEO Korea, Inc.(5)	South Korea	100%	eDiscovery product marketing and sales
FRONTEO Taiwan, Inc.(6)	Taiwan	100%	eDiscovery product marketing and sales

The FRONTEO group consists of FRONTEO, Inc. and six consolidated subsidiaries. The group companies are engaged in large volume data analysis business activities as represented by eDiscovery services.

(1)

Payment Card Forensics, Inc. was established in 2010 as a subsidiary of FRONTEO, Inc. (formerly known as UBIC, Inc.) and International Certificate Authority of Management System Co., Ltd. which owns 40%.

(2)	FRONTEO Healthcare, Inc. (formerly known as UBIC Medical, Inc.) was established in April, 2015 as a wholly-owned subsidiary of FRONTEO, Inc.
(3)	FRONTEO Communications, Inc. (formerly known as Rappa, Inc.) was established in September, 2015 as a wholly-owned subsidiary of FRONTEO, Inc.
(4)

EvD, Inc. (now FRONTEO USA, Inc.) was acquired by FRONTEO, Inc. in July, 2015, and absorbed UBIC North America, Inc. in 2016, which was established in 2007 as a wholly-owned subsidiary of FRONTEO, Inc.

(5)	FRONTEO Korea, Inc. (formerly UBIC Korea, Inc.) was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.
(6)	FRONTEO Taiwan, Inc. (formerly UBIC Taiwan, Inc.) was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.
(7)	FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.) was acquired by FRONTEO, Inc. in 2014, and is currently a wholly-owned subsidiary of FRONTEO USA, Inc.
(8)

FRONTEO, Inc. acquired the outstanding capital stock of UBIC Risk Consulting, Inc. which were not owned by us and 20% of all to make it our wholly-owned subsidiary in February 2015, and subsequently absorbed it through an absorption-type merger in March 2015.

(9)	UBIC Patent Partners, Inc. was our wholly-owned subsidiary and was merged with and into FRONTEO, Inc. in October 2015.

4.D.PROPERTY, PLANT AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2015 and March 31, 2016 consisted of the following:

	As of March 31,
	2015	2016
	(thousands of yen)
Leasehold improvements	¥237,870	¥604,647
Furniture and fixtures	127,254	133,207
Computers	1,165,312	1,352,862
Assets held under capital lease, principally office equipment	19,402	17,471
Motor vehicles and transport equipment	—	3,969
Capitalized computer software costs	1,928,106	2,257,898
Total	3,477,944	4,370,054
Accumulated depreciation	(1,703,756)	(2,329,870)
Property and equipment —net	¥1,774,188	¥2,040,184

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

Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 35,580 square feet of commercial space under a lease that expires in September 2017. We use this space for our principal sales, research and development, client service and administrative purposes.

In connection with our global sales and marketing efforts, we lease office space typically on a short-term renewable basis in the United States in New York, New York; Redwood City, Los Angeles, San Francisco, California; Washington D.C.; Chantilly, Virginia; Golden, Colorado; Phoenix, Arizona; and internationally in London, United Kingdom; Seoul, South Korea; Taipei, Taiwan; Manila, Philippines; and Hong Kong, China.

We believe that our facilities are generally suitable to meet our needs for the foreseeable future and could be replaced with no difficulty at similar cost; however, we will continue to seek additional space as needed to satisfy our growth.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.OPERATING RESULTS

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

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our propriety eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). In the future, it is our intent to focus on our TAR solutions where we provide a more direct and differentiated value proposition to our customers. Our TAR solutions are powered by KIBIT, our AI technology, and designed to perform reviews of large volumes of data and are intended to identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that, as our TAR based solutions demonstrate their value in the marketplace, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

Currently, our advantages in the eDiscovery market reside in our technical competencies for dealing with Asian languages and the strong local support capabilities within Asia. As such, many customers are Asian enterprises, including Japanese, South Korean and Taiwanese companies. In past, we were disadvantaged in the vendor selection process because the discovery vendor selection by Asian enterprises is under significant influence of U.S. law firms, despite our distinct competitive advantages based on quality, cost and data security.

Our countermeasures against this situation include the enhancement of sales and marketing personnel in the U.S., joint marketing with U.S. law firms, and increasing our brand awareness in the U.S. market through public relations activities. Our acquisitions of TLS and EvD resulted in a significant, positive impact in the growth and development of our business and revenue. Since TLS joined us in the latter half of 2014, a number of orders from non-Asian clients or their U.S. law firms have been received, and sales in the U.S. have been increasingly a major part of our revenue after the acquisition of EvD in July, 2015.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on our revenue, operating income and net income. Likewise the strengthening of the Japanese yen against the U.S. dollar has the opposite effect. For the year ended March 31, 2014, a weak yen trend progressed after April, and a low of approximately ¥105 to the U.S. dollar was recorded at the end of the third quarter, but lifted to approximately ¥103 at the end of the year. For the year ended March 31, 2015, the Japanese yen gradually increased against the U.S. dollar to approximately ¥101 by July, but then generally weakened and, after recording an annual low of ¥122 to the U.S. dollar for the fiscal year, ended at approximately ¥120 to the U.S. dollar on March 31, 2015. For the year ended March 31, 2016, the Japanese yen gradually depreciated against the U.S. dollar to approximately ¥126 by June, but then generally strengthened and, after recording an annual high of ¥111 to the U.S. dollar for the fiscal year, ended at approximately ¥113 to the U.S. dollar on March 31, 2016.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥4,192.6 million, ¥6,304.9 million and ¥10,556.2 million in the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

	For the year ended March 31,
	2014		2015		2016
	(thousands of yen, except per share data)
Revenue	¥4,173,694	99.5%	¥6,279,615	99.6%	¥10,529,287	99.7%
Operating revenue from reimbursed direct costs	18,874	0.5	25,311	0.4	26,949	0.3
Total revenue	4,192,568	100.0	6,304,926	100.0	10,556,236	100.0
Cost of revenue	2,314,348	55.2	3,140,080	49.8	5,746,069	54.4
Reimbursed direct costs	18,874	0.5	25,311	0.4	26,949	0.3
Selling, general and administrative expenses	2,497,339	59.6	2,864,113	45.4	4,853,497	46.0
Total operating expenses	4,830,561	115.3	6,029,504	95.6	10,626,515	100.7
Operating income (loss)	(637,993)	(15.2)	275,422	4.4	(70,279)	(0.7)
Interest income	691	*	1,699	*	1,672	*
Interest expense	(30,867)	(0.7)	(28,177)	(0.4)	(54,793)	(0.5)
Loss on derivatives	—	*	—	*	(258,205)	(2.4)
Foreign currency exchange gains	120,246	2.9	200,438	3.2	161,680	1.5
Dividend income	6,750	0.2	9,000	0.1	11,250	0.1
Other—net	(8,030)	(0.2)	(85)	*	(20,075)	(0.2)
Income (loss) before income taxes	(549,203)	(13.0)	458,297	7.3	(228,750)	(2.2)
Income taxes (benefit)	(105,651)	(2.5)	238,094	3.7	183,125	1.7
Net income (loss)	(443,552)	(10.5)	220,203	3.6	(411,875)	(3.9)
Less: Net income attributable to noncontrolling interests	4,798	0.1	1,750	*	5,757	*
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥(448,350)	(10.7)%	¥218,453	3.4%	¥(417,632)	(4.0)%

* Less than 0.1%

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Total revenue

Total revenue for the year ended March 31, 2016, increased by ¥4,251.3 million, or 67.4%, to ¥10,556.2 million compared with the year ended March 31, 2015 of ¥6,304.9 million. The increase in total revenue was due primarily to the acquisition of EvD, the successful acquisition of new large accounts in the United States, and the strengthened pipeline contributed by the acquisitions of TLS and EvD. Revenue from the U.S. segment for outside customers for the year ended March 31, 2016 increased by ¥3,439.2 million, or by 123.5% to ¥6,223.7 million representing 59.0% of consolidated revenue.

Revenue from our eDiscovery services increased by ¥4,186.5 million, or 71.4%, to ¥10,046.1 million in the year ended March 31, 2016 from ¥5,859.6 million in the comparable period in the previous year. The increase in revenue from our eDiscovery business was due to the acquisition of EvD, as described above.

Revenue from legal and compliance professional services (LCPS) and other services were ¥510.1 million, which increased 14.5% from the previous fiscal year. The increase was due primarily to increase in revenue from forensic tool and software. The increase was attributable to “Lit i View XAMINER”, “Lit i View EMAIL AUDITOR” and other software driven by KIBIT, our AI technology.

Cost of revenue

Cost of revenue for the year ended March 31, 2016 increased by ¥2,606.0 million, or 83.0%, to ¥5,746.1 million from ¥3,140.1 million for the year ended March 31, 2015. The majority of this increase was primarily due to labor and facility cost caused by our acquisition of TLS and EvD, and related facility consolidation in the U.S. Total of those cost for the year ended March 31, 2016 increased by ¥1,474.6 million to ¥1,826.6 million. The increase was also attributable to outside labor cost and software license fees to run our review business which increased by ¥438.1 million to ¥672.1 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2016 by ¥1,989.4 million, or 69.5%, to ¥4,853.5 million from ¥2,864.1 million for the year ended March 31, 2015. This was due primarily to labor and facility costs for TLS and EvD of ¥1,145.7 million, increased sales and marketing spending to launch new business in healthcare and digital marketing area, EvD acquisition-related costs of ¥254.9 million, earn-out expenses of ¥198.7 million, and the amortization cost of intangible assets of ¥151.8 million that was expensed during the year ended March 31, 2016.

Operating income (loss)

We incurred an operating loss of ¥70.3 million for the year ended March 31, 2016, which is ¥345.7 million lower than our operating income of ¥275.4 million for the year ended March 31, 2015. This decrease was primarily due to the increase of sales and marketing spending for new business in healthcare and digital marketing area, and EvD acquisition-related expenses and earn-out expenses.

Other

•

Interest income for the year ended March 31, 2016 decreased by 1.6% to ¥1.7 million, from ¥1.7 million for the year ended March 31, 2015, due primarily to decrease in cash and cash equivalent balances during the year.

•

Interest expense for the year ended March 31, 2016 increased by 94.5% to ¥54.8 million, from ¥28.2 million for the year ended March 31, 2015, due primarily to an increase in debt balances for the acquisition of EvD during the year.

•	We recorded loss on derivatives for the year ended March 31, 2016 of ¥258.2 million which was resulted primarily from the cross currency interest rate swaps.

•

Foreign currency exchange gain for the year ended March 31, 2016 was ¥161.7 million, compared to ¥200.4 million for the year ended March 31, 2015. The negative impact due to an increase in U.S dollar denominated long term bank borrowings and the continuing strong Japanese yen.

•	Dividend income for the year ended March 31, 2016 increased by 25.0% to ¥11.3 million, compared to ¥9.0 million for the year ended March 31, 2015.

•

Other loss for the year ended March 31, 2016 increased by ¥20.1 million, compared to ¥0.1 million for the year ended March 31, 2015, due primarily to an increase in loss on disposal of fixed assets related to the facility consolidation in the U.S.

Income taxes (benefit)

Income tax for the year ended March 31, 2016 was ¥183.1 million, compared with an income tax of ¥238.1 million for the year ended March 31, 2015. Our effective tax rates for the years ended March 31, 2015 and 2016 were 52.0% and negative 80.1%, respectively. The increase in our effective tax rate was primarily due to an increase in acquisition-related costs and earn-out expenses which were not deductible for tax purpose and an increase in valuation allowance against deferred tax assets related to net operating loss carryforwards of certain subsidiaries.

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net loss attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2016 was ¥417.6 million compared with net income in the prior year of ¥218.5 million, due to an increases in the selling, general and administrative expenses to launch healthcare and digital marketing business, and costs and earn-out expenses related to acquisition of EvD and loss on derivatives.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Total revenue

Total revenue for the year ended March 31, 2015, increased by ¥2,112.4 million, or 50.4%, to ¥6,304.9 million compared with the year ended March 31, 2014 of ¥4,192.6 million. The increase in total revenue was due primarily to the acquisition of large cases, including cases related to cartel matters, the successful acquisition of new large accounts in the United States, and the strengthened pipeline contributed by the acquisition of TLS.

Revenue from our eDiscovery services increased by ¥2,089.7 million, or 55.4%, to ¥5,859.6 million in the year ended March 31, 2015 from ¥3,769.9 million in the comparable period in the previous year. The increase in revenue from our eDiscovery business was due to the acquisition of large cases, including cases related to cartel matters, the successful acquisition of new large accounts in the United States, and the acquisition of TLS, as described above.

Revenue from legal and compliance professional services (LCPS) and other services were ¥445.3 million, which increased 5.4% from the previous fiscal year. The increase was due primarily to increase in revenue from investigations to which technology cultivated through the eDiscovery business applied offset by decrease in revenue from forensic tool and training. The increase was attributable to “Lit i View XAMINER” which is the forensic software we released last fiscal year and to newly launched “Lit i View EMAIL AUDITOR” driven by FRONTEO AI technology.

Cost of revenue

Cost of revenue for the year ended March 31, 2015 increased by ¥825.7 million, or 35.7%, to ¥3,140.1 million from ¥2,314.3 million for the year ended March 31, 2014. The majority of this increase was primarily due to our acquisition of TLS, which has facilities including data centers as well as skilled process engineers. The increase was also attributable to our continuing development of Lit i View and other capitalized software products which resulted in amortization expense, to support further growth of the Company.

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

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net income attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2015 was ¥218.5 million compared with the net loss in the prior year of ¥448.4 million, due to an increase in revenue of ¥2,112.4 million, or 50.4%, and increases in the cost of revenue of ¥825.7 million, or 35.7%, and selling, general and administrative expenses of ¥366.8 million, or 14.7%, compared to the year ended March 31, 2014.

Operating Segments

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We provide a variety of eDiscovery and forensic services which are provided by FRONTEO, Inc. and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (“FRONTEO USA”), our U.S.- based wholly-owned subsidiary, for clients based in the U.S. or represented by U.S. - based attorneys who contracted FRONTEO USA, and by other foreign subsidiaries for foreign clients other than those who contracted FRONTEO USA. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements prepared based on Japanese GAAP which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to those segments.

Revenue is recognized by each segment for which the segment has a direct contractual relationship with its client. Most of our clients are either corporate clients in Asia or U.S.-based law firms representing corporate clients in Asia. If our services are contracted between a law firm in the U.S. and FRONTEO USA revenue is recorded by the U.S. segment, although the end corporate client may be located in areas other than the U.S.

Our reportable segments are the same as our operating segments. Segment information for the years ended March 31, 2014, 2015 and 2016 is as follows:

Revenue:

	Thousands of Yen
	2014	2015	2016
Japan
Outside customers	¥2,217,334	¥3,105,983	¥3,845,598
Intersegment*(1)	624,629	739,796	844,455
Total	2,841,963	3,845,779	4,690,053

U.S.
Outside customers	1,746,588	2,784,470	6,223,652
Intersegment*(1)	59,169	121,546	101,628
Total	1,805,757	2,906,016	6,325,280

Other
Outside customers	207,696	384,007	483,758
Intersegment*(1)	111,728	124,488	138,977
Total	319,424	508,495	622,735

Eliminations	(795,526)	(985,830)	(1,085,061)

Total revenue after eliminations	4,171,618	6,274,460	10,553,007

Adjustments*(2)	20,950	30,466	3,229

Total consolidated revenue	¥4,192,568	¥6,304,926	¥10,556,236

*(1) Intersegment transaction prices and other conditions are determined based on market prices and total costs of transactions.

*(2) These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measure:

	Thousands of Yen
	2014	2015	2016
Segment profit (loss)
Japan	¥(378,553)	¥303,149	¥30,177
U.S.	(100,923)	39,926	35,013
Other	(119,140)	(77,006)	3,933

Total segment profit after eliminations	(598,616)	266,069	69,123

Adjustments*(3)	(39,377)	9,353	(139,402)

Total consolidated operating income (loss)	(637,993)	275,422	(70,279)

Unallocated amounts:
Interest income	691	1,699	1,672
Interest expense	(30,867)	(28,177)	(54,793)
Loss on derivatives	—	—	(258,205)
Foreign currency exchange gains	120,246	200,438	161,680
Dividend income	6,750	9,000	11,250
Other-net	(8,030)	(85)	(20,075)

Total consolidated income (loss) before income taxes	¥(549,203)	¥458,297	¥(228,750)

*(3) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, remeasurement of earn-out and vacation allowance expenses for employees.

Segment Assets:

	Thousands of Yen
	2015	2016
Segment assets
Japan	¥7,622,397	¥11,944,178
U.S.	2,367,794	7,658,961
Other*(4)	632,699	720,152

Eliminations	(2,981,224)	(7,404,501)

Total segment assets after eliminations	7,641,666	12,918,790

Adjustments*(5)	51,511	(52,135)

Total consolidated assets	¥7,693,177	¥12,866,655

*(4) The Company recognized an impairment loss on long-lived assets of ¥5,144 thousand for the year ended March 31, 2016 consisted of property, plant and equipment owned by a subsidiary in Taiwan.

*(5) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2014	2015	2016
Capital expenditures
Japan	¥496,451	¥575,196	¥455,889
U.S.	8,836	89,463	660,982
Other	15,737	24,628	8,982
Total consolidated capital expenditures	¥521,024	¥689,287	¥1,125,853

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2.

Other Significant Items:

	Thousands of Yen
	2014	2015	2016
Depreciation and amortization
Japan	¥346,285	¥431,287	¥523,037
U.S.	49,752	113,768	313,025
Other	41,282	42,703	47,545

Total depreciation and amortization	437,319	587,758	883,607

Adjustments*(6)	5,284	1,774	12,218

Total consolidated depreciation and amortization	¥442,603	¥589,532	¥895,825

*(6) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for depreciation and amortization.

Entity-Wide Information:

For the year ended March 31, 2014, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,639,791 thousand and ¥622,355 thousand, respectively, representing approximately 39.1% and 14.8%, respectively, of the total revenue. For the year ended March 31, 2015, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,969,335 thousand and ¥641,074 thousand, respectively, representing approximately 31.4% and 10.2%, respectively, of the total revenue. For the year ended March 31, 2016, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,657,074 thousand and ¥1,022,656 thousand, respectively, representing approximately 15.6% and 9.7%, respectively, of the total revenue. These customers are attributable to Japan except ¥1,639,791 thousand, ¥1,969,335thousand and ¥1,657,074 thousand for Samsung Electronics, Co., Ltd. for the year ended March 31, 2014, 2015 and 2016, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2014, 2015 and 2016, is presented below:

	Thousands of Yen
	2014	2015	2016
eDiscovery
Review	¥472,074	¥832,492	¥1,998,276
Other	3,297,799	5,027,090	8,047,850
Total	3,769,873	5,859,582	10,046,126
Investigation	240,843	299,095	283,957
Sales of forensic tools	62,576	21,926	41,794
Forensic training	28,934	6,325	9,990
Other	90,342	117,998	174,369
Total revenue	¥4,192,568	¥6,304,926	¥10,556,236

Long-lived assets held in Japan, the U.S., and Other as of March 31, 2016 were ¥425,484 thousand, ¥631,531 thousand and ¥63,705 thousand, respectively. Long-lived assets include property and equipment.

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

Revenue recognition

We have agreements with customers pursuant to which it performs various services. A majority of our revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that we earn and bill for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. The scope and volume of services to be performed can change depending on customers’ requests, which are made on an optional and “as needed” basis, and customers may choose not to request performance of additional services or may obtain similar services from other service providers.

We recognize revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, we have identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the customers because FRONTEO or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. We use the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocates revenue to the various units of accounting in the arrangements based on the stated prices.

We recognize revenue for each separate unit of accounting when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured based on evidence of an arrangement.

We have revenue related to the reimbursement of certain direct costs by customers, primarily transportation. Reimbursed transportation and other reimbursable direct costs are recorded gross in the consolidated statements of operations as “Operating revenue from reimbursed direct costs” and as “Reimbursed direct costs.

Useful lives of property and equipment

Property and equipment, net, recorded on our balance sheet was ¥1,120.7 million as of March 31, 2016, representing 8.7% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, and depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Our depreciation expenses for property and equipment for the years ended March 31, 2014, 2015 and 2016 were ¥197.4 million, ¥280.8 million and ¥341.0 million, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2016, were as follows:

Leasehold improvements	6 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 to 7 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods.

Useful lives of capitalized computer software

Capitalized computer software costs, net recorded on our balance sheet were ¥919.5 million as of March 31, 2016, representing 7.1% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

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

Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2014, 2015 and 2016 was ¥237.9 million, ¥302.5 million and ¥374.5 million, respectively.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in process research and development (“IPR&D”), if any, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Goodwill is not amortized and is tested annually for impairment of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments or one level below the operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015, we elected to perform the aforementioned qualitative assessment of goodwill as of the measurement date of January 1. During the year ended March 31, 2016, we performed qualitative assessment of goodwill and identified no impairment indicators.  If the carrying amount of a reporting unit exceeds its fair value, we then perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful life.

Intangible assets primarily consist of customer relationships, licenses and trademarks. We have estimated the weighted average amortization periods for the customer relationship, licenses and trademarks to be 15 years, 3 years and 3 years, respectively.

Valuation of investments

We have investments in securities, and the valuation of investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2016, we had available-for-sale securities of ¥639.9 million and cost method investments of ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

•	the duration of the decline in value of the security and the severity of the decline,
•	the financial condition and near term prospects of the investee, and
•	our intent and ability to hold the equity security until forecasted recovery.

No losses on impairment of investments in certain marketable equity securities were recognized for the years ended March 31, 2014, 2015 and 2016.

Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are an increase of ¥2.3 million, an increase of ¥89.7 million and an increase of ¥78.2 million for the years ended March 31, 2014, 2015 and 2016, respectively.

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

The Black-Scholes valuation model is used to determine the fair value of our stock option awards and related share-based compensation expense. Determining the fair value of share based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by common stock price at grant date as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes valuation model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. In valuing our options, we make assumptions about risk-free interest rates, expected dividend yields, expected volatility, and expected term (contractual term for non-employees), including estimated forfeiture rates of the options.

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

We recorded ¥70.8 million, ¥27.2 million and ¥78.4 million as share-based compensation expense for the years ended March 31, 2014, 2015 and 2016, respectively.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2014, 2015 and 2016.

Although we believe that the amount of net deferred tax assets will be realized, this could change in the near term if estimates of future taxable income are revised and the effect on our consolidated financial position and results of operations could be significant.

Reconciliations between the amount of reported income taxes (benefit) and the amount of income taxes (benefit) computed using the normal statutory tax rate for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands of Yen
	2014	2015	2016
Amount computed using normal Japanese statutory tax rate	¥(208,752)	¥163,336	¥(75,716)
Increase (decrease) in taxes resulting from:
Change in valuation allowance	34,468	31,545	44,004
Change in statutory tax rate	1,836	15,798	18,074
Share-based compensation expense	25,331	6,927	21,531
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	27,204	15,776	14,475
Officers’ remuneration not deductible for tax purpose	775	4,870	—
Research and development tax credit	—	(7,513)	—
Acquisition costs and earn-out liability adjustment	—	—	157,739
Others-net	13,487	7,355	3,018
Income tax expense (benefit) as reported	¥(105,651)	¥238,094	¥183,125

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

Change in valuation allowance for the year ended March 31, 2015 includes an increase of ¥20,536 thousand in the valuation allowance of the foreign subsidiaries in Taiwan and a domestic subsidiary as of March 31, 2015 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2015 and an increase of ¥28,395 thousand in the valuation allowance for the deferred tax assets arising from acquisition-related costs, and a decrease of ¥16,262 thousand in the valuation allowance for the deferred tax assets arising from research and development tax credits.

Change in valuation allowance for the year ended March 31, 2016 includes an increase of ¥61,670 thousand in the valuation allowance of foreign subsidiaries in Taiwan and U.S. and domestic subsidiaries as of March 31, 2016 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2016 and a decrease of ¥17,666 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Korea.

Amendments to the Japanese tax regulations were promulgated on March 29, 2016. As a result of those amendments, the corporate income tax rate decreased from 23.9 % to 23.4% for the two years from April 1, 2016 to March 31, 2018 and from 23.4% to 23.2% from the fiscal year beginning April 2018. As a result, the combined Japanese statutory rate will be reduced from 32.34 % to 30.90 % for the two years from April 1, 2016 to March 31, 2018 and from 32.34 % to 30.60 % from the fiscal year beginning April 1, 2018. The impact of the tax law changes was a net deferred income taxes benefit of ¥18,074 thousand for the year ended March 31, 2016.

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

Recent Accounting Pronouncements

See note 1 to our consolidated financial statements included elsewhere in this annual report.

5.B.LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2016, we had cash and cash equivalents of ¥1,796.0 million.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with important sources of funds for an acquisition of EvD, maintaining an adequate level of working capital, acquisition of equipment to provide services and development of software.

As of March 31, 2016, our short-term bank borrowings stood at ¥52.0 million, while our long-term bank borrowings amounted to ¥4,341.0 million with a weighted average interest rate of 1.2%. Their maturities are at various dates through 2020.

Under a ¥700.0 million five-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, we borrowed ¥350,000 thousand when the arrangement was signed and an additional ¥350,000 thousand in May 2012. As of March 31, 2015 and 2016, the balance of such borrowings was ¥262.5 million and ¥87.5 million, respectively. The unused balance under this arrangement was ¥612.5 million as of March 31, 2016. There are restrictive covenants related to the five-year syndicated loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under accounting principles generally accepted in Japan (“Japanese GAAP”). We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168.0 million on stand-alone basis and ¥1,173.1 million on consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant also requires that we shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2016.

On December 28, 2012, we entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that originally matured on December 27, 2013. During the fiscal year ended March, 31, 2016, we renewed the agreement to extend the maturity to December 26, 2016. Any further extension of the maturity date of the credit facility is subject to the consortium’s approval. There were no borrowings under this credit facility as of March 31, 2015 and 2016. The unused balance under this agreement was ¥1,000 million as of March 31, 2016. There are restrictive covenants related to the revolving credit facility of ¥1,000 million as of March 31, 2015, including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under Japanese GAAP. We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607.3 million on stand-alone basis and ¥2,655.3 million on consolidated basis under Japanese GAAP or (b) net assets at the end of previous year, whichever is higher. The ordinary income covenant states that we shall not record ordinary losses in fiscal years ending on or after March 31, 2016. We are in compliance with these restrictive covenants at March 31, 2016.

Bank of Tokyo Mitsubishi UFJ has been our main financing bank since our founding. Bank of Tokyo Mitsubishi UFJ arranged our syndicated loan and short-term revolving credit facility.

On July 28, 2015, we entered into a short-term loan agreements with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (“MUFJ”) and Sumitomo Mitsui Banking Corporation (“SMBC”) of a principal of ¥1,800 million for a each institution, to meet the financial requirements arising from the acquisition of EvD. The maturity date was January 29, 2016 for MUFJ and October 28, 2015 for SMBC. We refinanced twice for the borrowing from SMBC in the same institute which had the maturity dates of November 27, 2015 and 24 December 24, 2015 respectively. The borrowing rates for MUFJ and SMBC were TIBOR plus 0.2% per annum and the institution’s procurement interest rate in short-run market plus 0.3% per annum, respectively. After the acquisition of EvD, our management decided to implement a refinancing with long-term loans as part of a loan program through the Japan Bank for International Cooperation (“JBIC”) that supports the investments of Japanese companies in foreign countries. On November 30, 2015, we entered into a long-term loan agreements (the “JBIC-loan”) with MUFJ and SMBC in an aggregated principal of $20,440 thousand and ¥1,706 million from each institution utilizing the program of JBIC, and one of two tranches was executed on December 24, 2015. The borrowing is provided in twice, and the borrowing rates vary by currency and tranche. For MUFJ the borrowing rates are LIBOR plus 0.5% per annum for U.S.dollar-dominated borrowings and TIBOR plus 0.2% per annum for Japanese yen-dominated borrowings. For SMBC, LIBOR plus 0.3% per annum for US dollar-dominated borrowings and 0.5% or TIBOR plus 0.3% per annum for Japanese yen-dominated borrowings. The maturity date for both loans is December 24, 2020. As of March 31, 2016, the balance of such borrowings was ¥3,565.3 million.  There are restrictive covenants related to the JBIC-loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under Japanese GAAP. We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. We are in compliance with these restrictive covenants at March 31, 2016.

On May 16, 2013, we listed on the Nasdaq Global Market in the U.S. (NASDAQ).  On May 21, 2013, we made a U.S. initial public offering of 11,000,000 ADSs, representing 2,200,000 shares of common stock at an initial offering price of $0.838 per ADS. On June 7, 2013, we sold an additional 1,400,000 ADSs representing 280,000 shares of common stock, pursuant to the partial exercise of the over-allotment option granted to the underwriters in connection with the U.S. initial public offering. The remaining over-allotment option expired on July 9, 2013. Total gross proceeds and proceeds net of costs from the initial public offering and the exercise of the over-allotment option amounted to ¥984.7 million and ¥614.5 million, respectively, which net amount was credited to equity. Tax effects associated with costs from the initial public offering of ¥149.7 million was credited to equity. In addition, we entered into a six-year syndicated loan arrangement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million on July 26, 2016.

Cash flows from operating activities

We generated (used) ¥(2.4) million, ¥1,014.0 million and ¥616.2 million from operating activities for the years ended March 31, 2014, 2015 and 2016, respectively.  The following table sets out information on our cash flows for the years indicated:

Cash flows from operating activities

	For the year ended March 31,
	2014	2015	2016
	(thousands of yen)

Net cash provided by (used in) operating activities	¥(2,400)	¥1,013,980	¥616,240
Net cash used in investing activities	(630,180)	(1,413,188)	(4,710,421)
Net cash provided by (used in) financing activities	762,915	1,684,300	3,212,916
Effect of foreign currency exchange rate changes on cash and cash equivalents	52,967	54,725	(41,036)
Net increase (decrease) in cash and cash equivalents	183,302	1,339,817	(922,301)
Cash and cash equivalents, beginning of year	1,195,142	1,378,444	2,718,261
Cash and cash equivalents, end of year	¥1,378,444	¥2,718,261	¥1,795,960

Year ended March 31, 2016 as compared to the year ended March 31, 2015

Net cash used in operating activities was ¥616.2 million in the year ended March 31, 2016, a decrease of ¥397.7 million compared to net cash used in operating activities of ¥1,014.0 million in the year ended March 31, 2015. This was primarily due to a decrease in net income. Net income in the year ended March 31, 2016 decreased by ¥632.1 million due to our acquisition of EVD, and the inclusion of its sales and marketing resources, and the acquisition-related expenses and earn-out liability-related expenses of ¥438 million that was expensed during the year ended March 31, 2016. We paid ¥515.6 million of income taxes during the year ended March 31, 2016 and ¥36.7 million during the year ended March 31, 2015. Our days of sales outstanding in trade accounts receivable as of March 31, 2015 and 2016 were approximately 81 days and 82 days, respectively.

Net cash used in investing activities increased to ¥4,710.4 million in the year ended March 31, 2016 from ¥1,413.2 million in the year ended March 31, 2015, an increase of ¥3,927.2 million. This increase was primarily attributable to our acquisition of EvD, the cost of which was amounted to ¥3,433.1 million. Our investment in the acquisition of property and equipment, mainly leasehold improvements of our new review center in New York, additional data storage servers to support the expansion of our business amounted to ¥673.7 million for the year ended March 31, 2016, an increase of ¥471.2 million from the year ended March 31, 2015 of ¥202.5 million. Further, our investments in development and upgrade of internal-use software to improve increased by ¥19.5 million during the year ended March 31, 2016 to ¥382.0 million, compared to ¥362.5 million in the year ended March 31, 2015.

Net cash provided by financing activities in the year ended March 31, 2016 was ¥3,212.9 million, an increase of ¥1,528.6 million from ¥1,684.3 million in the year ended March 31, 2015. Net cash provided by financing activities in the year ended March 31, 2016 primarily consisted of the proceeds from the ¥3,800.0 million of short-term borrowing and the proceeds from ¥3,761.5 million of long-term bank borrowing, while net cash provided by financing activities in the year ended March 31, 2015 primarily consisted of the proceeds from the ¥1,157.1 million issuance of our common stock. On the other hand, net cash used by financing activities in the year ended March 31, 2016 primarily consisted of the ¥3,784.0 million of repayment of short-term debt.

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

Net cash used in investing activities increased to ¥1,413.2 million in the year ended March 31, 2015 from ¥630.2 million in the year ended March 31, 2014, an increase of ¥783.0 million. This increase was primarily attributable to our acquisition of T, the cost of which was amounted to ¥891.6 million. Our investment in the acquisition of property and equipment, mainly additional data storage servers to support the expansion of our business amounted to ¥202.5 million for the year ended March 31, 2015, an increase of ¥27.4 million from the year ended March 31, 2014 of ¥175.2 million. Further, our investments in development and upgrade of internal-use software to improve increased by ¥30.0 million during the year ended March 31, 2015 to ¥362.5 million, compared to ¥332.6 million in the year ended March 31, 2014.

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

Our capital expenditures relate primarily to the facility improvement including but not limited to our offices and review centers, the amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2014, 2015 and 2016, our capital expenditures were as follows:

	For the year ended March 31,
	2014	2015	2016
	(thousands of yen)

Capital expenditures	¥521,024	¥689,287	¥1,125,853

Our capital expenditures for the year ended March 31, 2014 relate to the acquisition of data storage servers, the development of the upgraded Lit i View software and the acquisition of third party software for internal use which are lower than the amounts for the year ended March 31, 2013. Our capital expenditures for the year ended March 31, 2015 relate to the acquisition of data storage servers, the development of the upgraded Lit i View software and the acquisition of third-party software for internal use which were higher than the amounts for the year ended March 31, 2013. Our capital expenditures for the year ended March 31, 2016 relate to the leasehold improvement in a new review center in New York, the acquisition of data storage servers, the development and upgrade of our Lit i View software and the acquisition of third-party software for internal use, which were higher than the amounts for the year ended March 31, 2015. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

Short-term and long-term bank borrowing

As of March 31, 2016, our short-term bank borrowings stood at ¥52.0 million with a weighted average interest rate of 0.5%. As of March 31, 2016, our long-term bank borrowings amounted to ¥4,335.4 million with a weighted average interest rate of 1.2%. Their maturities are at various dates through 2020.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. We lease data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. FRONTEO USA leases office premises under non-cancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2014, 2015 and 2016, were approximately ¥357.9 million, ¥380.0 million and ¥823.8 million, respectively. Higher levels of working capital needs are expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

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

Indebtedness

The following table shows our indebtedness as of March 31, 2015 and 2016:

	As of March 31,
	2015	2016
	(thousands of yen)

Long-term debt:
Secured bank loans	¥—	¥1,782,642
Unsecured bank loans	1,224,669	2,552,718
Capital lease obligations	8,914	5,613
Less: current portion of long-term debt	(458,243)	(703,986)
Long-term debt, net	775,340	3,636,987
Short-term debt:	36,000	52,000
Current portion of long-term debt	458,243	703,986
Total short-term debt	494,243	755,986
Total debt	¥1,269,583	¥4,392,973

5.C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

Our development efforts in AI technology were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our KIBIT, we now have the capability to analyze various types of big data. Our research is focused on addressing two key questions: how to identify information that’s important to our clients from big data, particularly information about people’s intentions and behavior, and how to effectively use the advanced knowledge of experts to analyze vast volumes of information. We are currently working to dramatically improve the quality of human intellectual activity through research that taps the knowledge of experts.

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

As of June 1, 2016 in Japan, we have applied for patents for 59 inventions and have been granted patents on 44 of them, and in the United States, we have applied for patents for 30 inventions and have been granted patents on five of them. FRONTEO, Lit i View, Lit i View EMAIL AUDITOR, Lit i View ANALYZER, Lit i View XAMINER, Lit i View BIG DATA CASE MANAGER, KIBIT, and Predictive Coding are registered trademarks or trademarks of FRONTEO, Inc. in the United States and/or other countries.

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

5.D.TREND INFORMATION

For a discussion of the trends that affect FRONTEO’s business and financial condition and results of operations, see “Information on the Company—Business Overview,” “Operating and Financial Review and Prospects — Operating Results” and “Analysis of Operating Results” and “Liquidity and Capital Resources.”

5.E.OFF-BALANCE SHEET ARRANGEMENTS

Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under ‘‘Tabular Disclosure of Contractual Obligations’’ and also in Note 7 to our consolidated financial statements, beginning on page F-1.

5.F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2016.

Payments due by period (thousands of yen)

Contractual Obligation	2017	2018	2019	2020	2021	Thereafter	Total
Long-term bank borrowings	¥699,921	¥556,147	¥556,147	¥442,855	¥2,080,290	¥—	¥4,335,360
Capital lease obligations	3,650	2,068	—	—	—	—	5,718
Operating lease obligations	328,671	340,916	273,653	176,378	150,220	—	1,269,838
Retirement and severance benefits	3,976	5,234	6,259	7,905	8,629	58,478	90,481
Total	¥1,036,218	¥904,365	¥836,059	¥627,138	¥2,239,139	¥58,478	¥5,701,397

5.G.SAFE HARBOR

All information that is not historical in nature disclosed under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” and “—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.DIRECTORS AND SENIOR MANAGEMENT

Directors, statutory auditors and executive officers of the Company as of June 30, 2016, and their respective business experience are listed below.  None of the persons listed below was selected as director, statutory auditor or executive officer pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed below.

Directors and Executive Officers

Directors and Executive Officers	Born	Position/Title
Masahiro Morimoto	1966	Chief Executive Officer and Chairman of the Board
Naritomo Ikeue	1972	Executive Vice-President, Chief Operating Officer and Director
Hideki Takeda	1973	Director, CTO, Director, Behavior Informatics Laboratories
Makoto Funahashi	1945	Director
Hirooki Kirisawa	1966	Director
Shuichi Seo	1959	CFO and General Manager of CEO Office
Yoshikatsu Shirai	1965	Corporate Officer, CCTO, Director, Client Technology Department
Syusaku Nozaki	1975	Corporate Officer, General Manager, Regional Operations Japan
Yongmin Cho	1973	Corporate Officer
Andrew F. Jimenez	1970	Corporate Officer

Masahiro Morimoto:   Mr. Masahiro Morimoto founded the Company in August 2003 and has served as our Chairman and Chief Executive Officer since that date. Mr. Morimoto has also served in various senior executive positions at our principal subsidiary, FRONTEO USA (formerly known as UBIC North America), since its creation in 2007 and has served as its Chief Executive Officer and Chairman since March 2011. Prior to establishing the Company, Mr. Morimoto worked in various professional positions for the Japan Maritime Self-Defense Force from 1989 to 1995 and in various capacities at Applied Materials Japan, Inc., a wholly-owned subsidiary of Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry from 1995 to 2003. We believe that Mr. Morimoto is qualified to serve on our Board of Directors due to his intimate familiarity with our company, his business experience and his prior service as our director.

Naritomo Ikeue:   Mr. Naritomo Ikeue has served as our Executive Vice President, Chief Operating Officer since November 2007 and has been a director of FRONTEO since December, 2003. In addition, Mr. Ikeue has served as President of our principal subsidiary, FRONTEO USA (formerly known as UBIC North America), since February 2011 and has been a director of that subsidiary since June, 2010. Before becoming our Executive Vice President, Mr. Ikeue served as our Director of Administration from our founding to November, 2007. Prior to joining FRONTEO, from 1996 to 2003 Mr. Ikeue served in various capacities at Applied Materials Japan, Inc. We believe that Mr. Ikeue is qualified to serve on our Board of Directors due to his intimate familiarity with our company, his business experience and his prior service as our director.

Hideki Takeda:   Mr. Takeda has served as our Corporate Officer and Chief Technology Officer since January 2013 and has been instrumental in development of Lit i View. He has been in the leadership role as a director of technology for the behavior informatics laboratories since July 2014. Mr. Takeda joined FRONTEO in July 2009 as assistant manager of software development department and has worked in key roles for FRONTEO. Prior to joining FRONTEO, he has held various management positions at software development companies for 13 years.

Makoto Funahashi:   Mr. Funahashi has served as our independent director since June 2008. Prior to joining FRONTEO, Inc. (formerly known as UBIC, Inc.), Mr. Funahashi served in various senior capacities with the National Police Agency of Japan from 1968 to 2001, including as Deputy Minister for police technology from 1999 to his retirement. From March 2001 to April 2003, Mr. Funahashi served as special advisor to USE, Inc., a company in the information technology industry. From June 2003 to March 2011, he served in various capacities at NTT Data i and its predecessor, NTT Data Creation, including as a director from 2003 to 2008 and a senior advisor from 2008 to March 2011. We believe that Mr. Funahashi is qualified to serve on our Board of Directors due to his extensive management experience in the public sector and his technological expertise.

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

Shuichi Seo:   Mr. Seo is CFO and General Manager of CEO Office with FRONTEO, Inc. since he joined the company in June 2016. He started his career as a research analyst with Nomura Research Institute in 1984. He then moved on to a number of different positions that began with credit analysis of Asian semi-sovereign issuers, research of Australian equities (Sydney), the formulation of investment strategies at Nomura Asset Management Co. and to research of European equities (London). Following Nomura, he moved on to Mitsubishi Asset Brains Co. to conduct fund research in 2002. He then furthered his research with Nikko Asset Management from 2005. He was then involved in corporate finance advisory services at IBS Securities from 2007. After IBS, he joined T&D Asset Management Co. in 2011 and was engaged in research & planning and institutional business development. He is a CFA charter holder and served as President of CFA Society Japan from 2013 to 2015.  He has BA in Law from the University of Tokyo and MBA from the New York University.

Yoshikatsu Shirai:   Mr. Shirai has been our Director of Total Product Support since August 2012. As our Director of Total Product Support, Mr. Shirai is responsible for managing global support for Lit i View. From September 2007 until August 2012, Mr. Shirai served as our Director of Technology Group, where he led the development of Lit i View. Prior to joining FRONTEO, Mr. Shirai served in various management positions at Applied Materials Japan, Inc., including as an engineering manager and a product manager from 1996 through December 2007.

Syusaku Nozaki:   Mr. Nozaki joined FRONTEO in August 2004. Mr. Nozaki has served as our Corporate Officer since December 2008 and has been a director of FRONTEO, Inc. since December 2008. As our director of Legal Tech Operation, Mr. Nozaki is responsible for managing e-discovery operation group. In addition, Mr. Nozaki has served as President of our subsidiary, Payment Card Forensics, Inc. since August 2010. Prior to joining FRONTEO, Mr. Nozaki served in various capacities at Applied Materials Japan, Inc. including as a service engineer from April 1997 to July 2004.

Yongmin Cho:   Mr. Cho has served as our Corporate Officer since December 2013 and as Korea CEO since May 2012. He joined FRONTEO (formerly known as UBIC) in October 2011 as a sales manager. Prior to joining FRONTEO, he worked for Samsung Electronics for 6 years as a new business development manager and also worked for Diapad Communications, a successful Silicon Valley start-up company as a marketing and IR manager during the early stage of the company.

Andrew F. Jimenez:   Mr. Jimenez has begun to serve as President and Chief Executive Officer of FRONTEO USA in July 2016, after being named as Chief Executive Officer of all FRONTEO’s U.S. subsidiaries, formerly UBIC North America, Inc., TechLaw Solutions, Inc. and EvD, Inc. and its subsidiaries in September 2015. Mr. Jimenez was President and Chief Executive Officer of EvD, Inc. prior to FRONTEO’s acquisition of the company he founded in 1997. Mr. Jimenez has over 16 years of litigation support experience, including management and coordination of eDiscovery projects for intellectual property, anti-trust, SEC investigation and numerous Joint Defense matters. He is responsible for the operations, sales, marketing, business development and administration of the U.S. organization. Over the last decade, Mr. Jimenez has been successful in strategically partnering with Tier 1 eDiscovery software platforms. He employs a hands-on approach as he continues his consultant role regarding the various software tools, processes, and procedures required to manage electronic data and discovery project management services.

Masami Yaguchi:   Mr. Yaguchi, who had served as our Chief Financial Officer and Chief Administrative Officer since December 2013, left the Company on June 30, 2016 to pursue other interests.

Statutory Auditors

Name	Born	Title
Kunihiro Sudo	1945	Standing Statutory Auditor
Takaharu Yasumoto	1954	Statutory Auditor
Kei Okubo	1976	Statutory Auditor

Kunihiro Sudo:   Mr. Sudo has served as one of our corporate statutory auditors since April 2011. Prior to becoming one of our auditors, Mr. Sudo served as an advisor to XING Co. from March 2007 to August 2007. In August 2007, Mr. Sudo joined Aqua Cast Co. as an advisor and became a director of Aqua Cast Co. in October of 2007. In January 2008, Mr. Sudo retired from Aqua Cast Co.

Takaharu Yasumoto:   Mr. Yasumoto has served as one of our corporate statutory auditors since June 2010. Mr. Yasumoto has also served as a statutory auditor of Fast Retailing Co., Ltd. from June 1993 to the present. In addition, Mr. Yasumoto served as a special professor in the International Financing research school of Chuo University in Tokyo, Japan.

Kei Okubo:   Mr. Okubo has begun to serve as one of our corporate statutory auditors since June 2016. Mr. Okubo joined Nagashima Ohno & Tsunematsu as a registered attorney in 2000 and has been a partner there since 2008.

6.B.COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2016, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥130.0 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

The compensation for directors and statutory auditors was authorized by resolutions of the general meeting of shareholders on June 22, 2012 and to the extent compensation is within the authorized range, further authorization is not required.

6.C.BOARD PRACTICES

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

Terms of Directors

Each of our directors’ terms of office terminates at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Each of our current directors’ term is set to expire in June 2017. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

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

Board of Statutory Auditors

Consistent with applicable Japanese law and regulation and the rules of the TSE, we have a separate board of statutory auditors elected by our shareholders, which currently consists of three outside statutory auditors, rather than an audit committee. Our board of statutory auditors is a legally separate and independent body from our board of directors. Under the Companies Act, none of our outside statutory auditors is, may be, or has been a director, officer or employee of FRONTEO, Inc. or any of our subsidiaries. At least one of the statutory auditors, in our case, Mr. Sudo, must be appointed as a full-time statutory auditor by the board of statutory auditors. Among other functions, the board of statutory auditors prepares an audit report, appoints and removes the full-time statutory auditor(s) and establishes audit policies. We have determined that this board of statutory auditors satisfies the “independence” requirements for audit committees under current Nasdaq rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. At least one of the members of our board of statutory auditors qualifies as an “audit committee financial expert” under applicable SEC rules. Our board of statutory auditors is responsible for: the retention and oversight of our independent registered public accounting firm and the preparation of their audit; addressing complaints related to accounting, internal accounting controls, and auditing matters; engaging any advisors necessary to perform its duties; and funding necessary to carry out its duties. In addition, our statutory auditors participate in all meetings of our Board of Directors.

6.D.EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2014, 2015 and 2016. Virtually all employees serve in the legal technology service line. The increase in our number of employees as of March 31, 2014 was primarily due to expanding our operations to support current and future business growth. The increase in our number of employees as of March 31, 2015 and 2016 was primarily due to acquisitions.

	(Number of employees)
	2014	2015	2016
For the fiscal year ended March 31,
Full-Time Employees	160	191	423
By Geographic Location:
Japan	103	102	123
U.S.	30	59	274
Other	27	30	26

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. During the fiscal years ended March 31, 2014, 2015 and 2016, we had an annual average of four, three and three temporary employees, respectively.

6.E.SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2016 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 35,869,360 shares of our common stock outstanding as of June 30, 2016.

	Number of Shares Owned (2)
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	6,920,400	19.29%
Naritomo Ikeue	2,730,800	7.61%
Hideki Takeda	22,703	*
Makoto Funahashi	3,900	*
Hirooki Kirisawa	93,800	*
Shuichi Seo	—	—
Yoshikatsu Shirai	—	—
Syusaku Nozaki	116,800	*
Yongmin Cho	—	—
Andrew F. Jimenez	—	—
All directors and executive officers as a group (6 persons)	9,888,403	27.57%

*Less than 1%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building 7th Floor, 2-12-23 Kounan, Minato-ku, Tokyo 108-0075, Japan.

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

As of March 31, 2016, there were no exercisable stock options owned by the Company’s directors, statutory auditors and executive officers.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in April 2011, June 2012, June 2013, June 2014 and June 2015, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company.  The following table shows selected information related to these stock options, as of June 30, 2016.

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

Exercise price per share: ¥1,029

Beginning of exercise period: May 29, 2018

End of exercise period: May 28, 2021

Number of directors, statutory auditors and executive officers: 6

Number of other employees: 37

August 2015

Date of grant: August 1, 2015

Number of shares to be issued/ delivered: 60,000

Exercise price per share: ¥930

Beginning of exercise period: August 1, 2018

End of exercise period: August 1, 2021

Number of other employees: 12

June 2016

Date of grant: June 22, 2016

Number of shares to be issued/ delivered: 140,000

Exercise price per share: ¥1,181

Beginning of exercise period: June 23, 2019

End of exercise period: June 22, 2022

Number of other employees: 45

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2016 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 35,869,360 shares of our common stock outstanding as of June 30, 2016.

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

		Percentage of
Name of Beneficial Owner	Number of Shares	Outstanding Shares
Masahiro Morimoto	6,920,400	19.36%
Focus Systems Corporation	2,984,720	8.34%
Naritomo Ikeue	2,730,800	7.63%
Japan Trustee Services Bank, Ltd.	2,093,400	5.85%

According to our register of shareholders, as of March 31, 2016, there were 16,219 holders of common stock of record worldwide. As of June 30, 2016, The Bank of New York Mellon, depositary for our ADSs, held 0.46% of the outstanding common stock on that date. Of the 35,869,360 shares of our common stock outstanding as of June 30, 2016, 163,382 shares were held in the form of 81,691 ADSs. As of June 30, 2016, the Company held 630 shares of the Company as treasury stock.

7.B.RELATED PARTY TRANSACTIONS

Business Relationships

During the years ended March 31, 2014, 2015 and 2016, the Company entered into transactions with Shirasaka & Patent Partners (“SPP”) which was managed by president of UBIC Patent Partners Inc. (“UPP”), a subsidiary of FRONTEO. SPP provides patent filing services to the Company. During the year ended March 31, 2016, UPP was absorbed into FRONTEO.

The amounts of balances as of March 31, 2014, 2015 and 2016 and transactions of the Company with SPP for the years ended March 31, 2014, 2015 and 2016, are summarized as follows:

	Thousands of Yen
	2014	2015	2016
Advance payment	¥—	¥66,675	¥—

	Thousands of Yen
	2014	2015	2016
Expenses	¥34,502	¥30,886	¥20,962

During the year ended March 31, 2016, the Company entered into transactions with Consultoris, Inc. (“CI”) and IIOSS, Inc. (“IIOSS”) which are managed by management of foreign subsidiaries. CI provides consulting services and IIOSS provides outsourcing support services to the Company.

The amounts of balances as of March 31, 2016 was nil, and transactions of the Company with CI and IIOSS for the year ended March 31, 2016 were ¥40,363 thousands.

7.C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FRONTEO’s audited consolidated financial statements are included under “Item 18—Financial Statements.” Except for FRONTEO’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by FRONTEO’s independent registered public accounting firm.

8.B.SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2016, the date of our last audited financial statements.

ITEM 9.THE OFFER AND LISTING

9.A.OFFER AND LISTING DETAILS

The following table sets forth for the period shown the reported high and low sales prices of our common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq Global Select Market. The current ADS/share ratio is one (1) ADS per two (2) shares of our common stock.

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High		Low
For the year ended March 31,
2009	¥920	¥114	$		$
2010	265	140
2011	1,195	40
2012	994	163
2013	935	372
2014	554	219
2015	1,421	325		33.50		5.90
2016	1,065	559		20.00		10.03
Financial quarter ended
June 30, 2011	¥319	¥163	$		$
September 30, 2011	882	174
December 31, 2011	950	599
March 31, 2012	994	588
June 30, 2012	935	581
September 30, 2012	690	500
December 31, 2012	832	554
March 31, 2013	666	372
June 30, 2013	554	275		9.00		5.55
September 30, 2013	455	303		9.00		6.00
December 31, 2013	422	242		8.57		4.23
March 31, 2014	419	219		12.66		4.36
June 30, 2014	845	325		15.87		5.90
September 30, 2014	864	828		33.50		14.11
December 31, 2014	824	778
March 31, 2015	972	931		22.77		10.00
June 30, 2015	939	920		22.00		13.44
September 30, 2015	969	559		20.00		10.03
December 31, 2015	965	674		15.08		11.90
March 31, 2016	1,029	605		16.93		11.05
June 30, 2016	1,346	687		24.57		15.08
Month ended/ending
January 2016	¥1,029	¥760		$16.58		$13.21
February 2016	894	605		13.80		11.05
March 2016	988	693		16.93		12.82
April 2016	1,319	824		23.19		15.30
May 2016	1,346	964		24.57		17.72
June 2016	1,042	687		19.21		15.01
July 2016 (4)	870	696		18.50		13.00

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	Our shares of common stock have been quoted on Mothers of the TSE since June 26, 2007.
(3)	Our ADSs have been listed on the Nasdaq Global Market since May 16, 2013 and Global Select Market since January 2, 2014 through a sponsored ADSs facility operated by the Bank of New York Mellon.

(4)	The high and low prices of our ADSs and shares of common stock were the prices quoted during the period from July 1, 2016 to July 29, 2016.

9.B.PLAN OF DISTRIBUTION

Not applicable.

9.C.MARKETS

Our shares of common stock have been quoted on the Mothers market of the TSE since June 26, 2007 under the stock code number “2158” in the First Section of the TSE.

Our ADSs have been listed and traded on the Nasdaq Global Market since May 16, 2013 under the symbol “FRONTEO” through a sponsored ADR facility operated by the Bank of New York Mellon, the depository. Each ADS represents two shares of the Company’s common stock.

9.D.SELLING SHAREHOLDERS

Not applicable.

9.E.DILUTION

Not applicable.

9.F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.SHARE CAPITAL

Not applicable.

10.B.MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is information relating to the Company’s common stock, including brief summaries of the relevant provisions of the Company’s articles of incorporation and share handling regulations and of the Companies Act and related legislation, all as currently in effect.

Description of Our Common Stock

As of June 30, 2016, our authorized capital stock consists of 72,000,000 shares of common stock, and there are 35,869,360 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

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

Articles of Incorporation

Organization

FRONTEO, Inc. is a joint stock corporation ( kabushiki kaisha ) incorporated in Japan under the Companies Act. It is registered in the Commercial Register ( shogyo tokibo ) maintained by the Legal Affairs Bureau.

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

10.C.MATERIAL CONTRACTS

The Company has not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

10.D.EXCHANGE CONTROLS

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

10.E.TAXATION

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

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by FRONTEO, Inc. must submit the required form in advance through FRONTEO, Inc. to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is Form 4 subtitled “Extension of Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of the competent tax office for the place where the payer resides, by the day before the payment of dividends and the other is Form 5 subtitled “Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of the competent tax office through the payer of dividends in eight months from the day following the base date of payment of dividends for application purposes for which Form 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary. A non-resident holder of ADSs or common stock who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs or common stock purchased by a U.S. Holder pursuant to this offering. As used in this discussion, references to “we”, “our” and “us” refer only to FRONTEO, Inc.

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

10.F.DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.STATEMENT BY EXPERTS

Not applicable.

10.H.DOCUMENTS ON DISPLAY

We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Copies of the Company’s annual report on Form 20-F and other periodic reports on Form 6-K are also available on our website at http://www.fronteo.com/global/ir/financial/sec-filings.html. In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at a 7F Meisan Takahama Building, 2-12-23, Konan, Minato-ku, Tokyo 108-0075, Japan.

10.I.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed include fluctuations in interest rates on long-term bank borrowing, equity market price and foreign currency exchange rates giving rise to translation gain/loss.

Interest Rate Risk

As of March 31, 2016, outstanding balance of the loan is ¥4,335.3 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31 2016, our analysis indicated that such a movement would have increased our interest expense by approximately ¥0.2 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2016, the fair value of such investments was ¥539.1 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥53.9 million as of March 31, 2016. See Note 3 to our consolidated financial statements.

Foreign Currency Risk

We have operations outside of Japan, therefore, a portion of our revenues and expenses are incurred in a currency other than Japanese yen. We do not utilize hedge instruments to manage the exposures associated with fluctuating currency exchange rates. Our operating results are exposed to changes in exchange rates between our functional currency, the Japanese yen, and the currency of the countries where we have operations. When Japanese yen weakens against foreign currencies, the Japanese yen value of revenues and expenses denominated in foreign currencies increase. When the Japanese yen strengthens, the opposite situation occurs.

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2015 results of operations. For the year ended March 31, 2016, the analysis indicated that such a movement would have decreased our revenues by approximately ¥71.8 million and would not have had a material effect on our operating income or net income.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.DEBT SECURITIES

Not applicable.

12.B.WARRANTS AND RIGHTS

Not applicable.

12.C.OTHER SECURITIES

Not applicable.

12.D.AMERICAN DEPOSITARY SHARES

Fees and charges payable by ADS holders

The Bank of New York Mellon (Depositary), as depositary of our ADSs, collects the following fees from holders of ADRs or intermediaries acting in their behalf. The Depositary may sell (by public or private sale) sufficient securities and property received prior to such deposit to pay such fees.

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

Fees and other payments made by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to our ADR program and incurred by us in connection with the ADR program. The Depositary will reimburse us for up to $50,000 for expenses related to the establishment of our ADR program and up to $30,000 annually for expenses related to the administration and maintenance of the our ADR program. As of March 31, 2016, our ADR program had been established. However, no reimbursements from the Depositary had been received.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Internal Control

(a)           Disclosure Controls and Procedures

As of the end of the fiscal year ended March 31, 2016, our management performed an evaluation of disclosure controls and procedures, with the participation of Masahiro Morimoto, the chief executive officer, Masami Yaguchi, the chief financial officer.

Under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, disclosure controls and procedures mean controls and other procedures that are designed to ensure that information required to be disclosed in the reports that file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the chief executive officer and chief financial officer as appropriate, to allow timely decisions regarding required disclosures.

Based on that evaluation, the chief executive officer and chief financial officer concluded that disclosure controls and procedures were not effective as of March 31, 2016.

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

Under Rules 13a-15(f) of the Securities Exchange Act of 1934, internal control over financial reporting means a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have material effect on our financial statements.

Our management with the participation of the chief executive officer and the chief financial officer conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management concluded that as of March 31, 2016 we had material weaknesses in internal control over financial reporting.

Internal Control

In connection with the Company’s assessment of internal controls as of March 31, 2016, the Company has determined that it had material weaknesses in internal controls over the business combination accounting for the July 31, 2015 acquisition of EvD, along with internal controls over revenue recognition for that acquired business. In addition, the impact of the material weaknesses relating to EvD had a negative impact on the overall financial statement close process, resulting in a material weakness in internal controls therein at the consolidated level.

Business Combination Accounting for EvD

The Company determined that, at March 31, 2016, it had a material weakness in internal control over the business combination accounting related to its acquisition of EvD. Specifically, the Company failed to appropriately review in detail and adjust the non-intangible assets and liabilities acquired, including establishing appropriate cut-off and close procedures at the acquisition date. Additionally, although the Company used external specialists to aid in their valuation of the acquired intangible assets, the Company failed to design and implement effective internal controls required to review such valuations.

Revenue Recognition at EvD

The Company determined that, at March 31, 2016, it had a material weakness in internal control over revenue recognition for the acquired EvD business. Specifically, the Company failed to design and implement effective internal controls to ensure that all criteria of revenue recognition were met prior to revenue being recognized in the Company’s accounting records.

Financial Statement Close Process

The Company determined that, at March 31, 2016, it had a material weakness in internal control over the consolidated financial statement close process. Specifically, the material weaknesses relating to EvD above, resulted in insufficient resource being available in the finance and accounting department of FRONTEO to close the consolidated accounting records and prepare the Company’s consolidated financial statements on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)           Changes in Internal Controls

Other than as disclosed above, there were no changes to our internal control over financial reporting that occurred during the year that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Statutory Auditors has determined that Mr. Sudo is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Sudo met the independence requirements, as the term is defined under the Nasdaq Global Select Market listing standards. For details regarding Mr. Sudo’s business experiences, see “Item 6.A. Directors and Senior Management.”

ITEM 16B.CODE OF ETHICS

We have adopted a code of ethics that applies to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics is attached as an exhibit to this annual report for reference.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC (“EYSN”) has served as our independent registered public accounting firm since the years ended March 31, 2012.

The chart below sets forth the aggregate fees for professional services rendered by EYSN and other Ernst & Young member firms for the years ended March 31, 2015 and 2016.

	For the year ended March 31,
	2015	2016
	(in millions)
Audit Fees *(1)	¥82	¥153

Tax Fees	3	—

Other Service Fees *(2)	16	—
Total	¥101	¥153

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

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2016 were pre-approved by our Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c) (7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

Not applicable.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.EXHIBITS

Index to Exhibits

1.1	*	Articles of Incorporation of the Registrant (English translation), dated July 1, 2016

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

4.2		Fifth Stock Option Agreement, dated as of April 28, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.3		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.4		Seventh Stock Option Agreement, dated as of May 31, 2013 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013)

4.5		Ninth Stock Option Agreement, dated as of May 22, 2014 (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.6		Eleventh Stock Option Agreement, dated as of May 28, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015)

4.7	*	Twelfth Stock Option Agreement, dated as of August 1, 2015

4.8	*	Thirteenth Stock Option Agreement, dated as of June 22, 2016

4.9

Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.10

Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.11

Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.12

Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.13

Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.14

Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.15

Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.16

Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.17

Syndicated Revolving Line of Credit Facility Agreement, dated December 28, 2012, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 2, 2013)

4.18

Extension of Syndicated Revolving Line of Credit Facility Agreement, dated as of December 12, 2013, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.19

Loan Agreement, dated October 15, 2013, by and between UBIC, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.20

Stock Purchase Agreement, dated as of August 28, 2014, by and among UBIC, Inc., TechLaw Holdings, Inc. and TechLaw Solutions, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 28, 2014)

4.21

Loan Agreement, dated February 5, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.20 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015)

4.22

Loan Agreement, dated February 2, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.21 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015).

4.23

Stock Purchase Agreement, dated as of July 31, 2015, by and among UBIC, EVD and Andatha International, Inc., a California Corporation, Evolve Discovery PA, LLC, a California limited liability company, Evolve Discovery LA, LLC, a California limited liability company, Evolve Discovery Portland, LLC, an Oregon limited liability company, and Evolve Discovery Seattle, LLC, a Washington limited liability company. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 3, 2015)

4.24	*	Bridge Loan Agreement, dated as of July 28, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (original Japanese version and English summary translation provided).

4.25	*	Bridge Loan Agreement, dated as of July 27, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (original Japanese version and English summary translation provided).

4.26	*	Bridge Loan Agreement, dated as of October 26, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (original Japanese version and English summary translation provided).

4.27	*	Bridge Loan Agreement, dated as of November 20, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (original Japanese version and English summary translation provided).

4.28	*	Pledge Agreement dated as of December 24, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation

4.29	*	Loan Agreement, dated November 30, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (original Japanese version and full English translation provided).

4.30	*	Loan Agreement, dated November 30, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (original Japanese version and full English translation provided).

4.31	*	Syndicated Term Loan Agreement, dated as of July xx, 2016, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd

8.1	*	Subsidiaries of the Registrant

11.1	*

Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation) , dated February 26, 2015

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

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 15, 2016

FRONTEO, INC.
By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of FRONTEO, Inc.

We have audited the accompanying consolidated balance sheets of FRONTEO, Inc. and Subsidiaries as of March 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FRONTEO, Inc. and Subsidiaries at March 31, 2015 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

August 15, 2016

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2015 and 2016

	Thousands of Yen
	2015	2016
ASSETS
Current Assets:
Cash and cash equivalents	¥2,718,261	¥1,795,960
Current portion of investments	1,063	1,084
Trade accounts receivable, net of allowance for doubtful accounts of ¥25,374 thousand and ¥75,269 thousand as of March 31, 2015 and 2016	1,541,422	2,795,855
Prepaid expenses	156,637	377,740
Deferred tax assets	75,471	149,495
Other current assets	139,547	294,571
Total Current Assets	4,632,401	5,414,705

Property and equipment—net	811,964	1,120,720
Capitalized computer software costs—net	962,224	919,464
Goodwill	175,427	2,132,137
Customer relationships—net	372,824	1,954,416
Other intangible assets—net	72,101	237,203
Investments in securities	512,323	639,935
Investments	—	225,360
Rental deposits	130,415	141,071
Deferred tax assets	12,172	45,831
Other assets	11,326	35,813

TOTAL ASSETS	¥7,693,177	¥12,866,655

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2015 and 2016

	Thousands of Yen
	2015	2016
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥432,188	¥1,634,514
Short-term bank borrowing	36,000	52,000
Current portion of long-term debt	458,243	703,986
Accrued income taxes	94,086	137,651
Retirement and severance benefits—current	5,037	3,201
Accrued expenses	348,430	752,231
Deferred tax liabilities	6,165	—
Other current liabilities	124,835	289,957
Total Current Liabilities	1,504,984	3,573,540

Noncurrent Liabilities:
Long-term debt	775,340	3,636,987
Retirement and severance benefits—noncurrent	31,087	56,152
Deferred tax liabilities	81,397	826,545
Derivative liabilities	—	258,205
Other liabilities	52,018	74,678
Total Noncurrent Liabilities	939,842	4,852,567

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 72,000,000 shares; Issued and outstanding 35,491,360 shares and 35,751,360 shares at March 31, 2015 and 2016, respectively	1,997,214	2,014,712
Additional paid-in capital	1,487,429	1,569,539
Retained earnings	1,389,551	865,610
Accumulated other comprehensive income (loss)	360,739	(28,485)
Treasury stock, at cost—630 shares at March 31, 2015 and 2016	(26)	(26)
Total FRONTEO, Inc. shareholders’ equity	5,234,907	4,421,350

NONCONTROLLING INTERESTS	13,444	19,198

Total Equity	5,248,351	4,440,548

TOTAL LIABILITIES AND EQUITY	¥7,693,177	¥12,866,655

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Year Ended March 31

	Thousands of Yen
	2014	2015	2016
Revenue	¥4,173,694	¥6,279,615	¥10,529,287
Operating revenue from reimbursed direct costs	18,874	25,311	26,949
Total revenue	4,192,568	6,304,926	10,556,236

Cost of revenue	2,314,348	3,140,080	5,746,069
Reimbursed direct costs	18,874	25,311	26,949
Selling, general and administrative expenses	2,497,339	2,864,113	4,853,497
Total operating expenses	4,830,561	6,029,504	10,626,515

Operating income (loss)	(637,993)	275,422	(70,279)

Interest income	691	1,699	1,672
Interest expense	(30,867)	(28,177)	(54,793)
Loss on derivatives	—	—	(258,205)
Foreign currency exchange gains	120,246	200,438	161,680
Dividend income	6,750	9,000	11,250
Other—net	(8,030)	(85)	(20,075)

Income (loss) before income taxes	(549,203)	458,297	(228,750)

Income taxes (benefit)	(105,651)	238,094	183,125

Net income (loss)	(443,552)	220,203	(411,875)

Less: Net income attributable to noncontrolling interests	4,798	1,750	5,757

Net income (loss) attributable to FRONTEO, Inc. shareholders	¥(448,350)	¥218,453	¥(417,632)

	Yen
	2014	2015	2016
Net income (loss) attributable to FRONTEO, Inc. shareholders per share:
Basic	¥(13.2)	¥6.3	¥(11.7)
Diluted	(13.2)	6.1	(11.7)

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the Year Ended March 31

	Thousands of Yen
	2014	2015	2016
Net income (loss)	¥(443,552)	¥220,203	¥(411,875)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	15,443	138,130	(449,944)
Unrealized holding gains on securities:
Amount arising during the period	2,320	89,693	78,215
Adjustments related to retirement and severance benefits:
Amount arising during the period	(4,886)	(1,703)	(17,495)

Total other comprehensive income (loss)	12,877	226,120	(389,224)

Total comprehensive income (loss)	(430,675)	446,323	(801,099)

Less: Comprehensive income attributable to noncontrolling interests	4,798	1,750	5,757

Total comprehensive income (loss) attributable to FRONTEO, Inc. shareholders	¥(435,473)	¥444,573	¥(806,856)

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Equity

For the Year Ended March 31

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income	Stock	Interests	Equity
Balance at March 31, 2013	31,931,360	¥911,774	¥547,872	¥1,779,102	¥121,742	¥(26)	¥16,508	¥3,376,972

Comprehensive income:
Net loss				(448,350)			4,798	(443,552)
Other comprehensive income, net of tax					12,877			12,877
Stock and warrants issuance	2,480,000	492,365	271,810					764,175
Share-based compensation			70,796					70,796
Dividends paid				(159,654)				(159,654)

Balance at March 31, 2014	34,411,360	¥1,404,139	¥890,478	¥1,171,098	¥134,619	¥(26)	¥21,306	¥3,621,614

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
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

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income (Loss)	Stock	Interests	Equity
Balance at March 31, 2015	35,491,360	¥1,997,214	¥1,487,429	¥1,389,551	¥360,739	¥(26)	¥13,444	¥5,248,351

Comprehensive loss:
Net loss				(417,632)			5,757	(411,875)
Other comprehensive loss, net of tax					(389,224)			(389,224)
Share-based compensation			78,411					78,411
Exercise of stock options	260,000	17,498	3,699					21,197
Dividends paid				(106,472)				(106,472)
Other				163			(3)	160

Balance at March 31, 2016	35,751,360	¥2,014,712	¥1,569,539	¥865,610	¥(28,485)	¥(26)	¥19,198	¥4,440,548

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2014	2015	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥(443,552)	¥220,203	¥(411,875)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	442,603	589,532	895,825
Adjustment to earn-out liability	—	—	198,658
Share-based compensation expense	70,796	27,160	78,411
Impairment of property and equipment	34,884	—	5,144
Deferred income taxes (benefit)	(128,950)	155,223	(30,190)
Foreign currency exchange gains	(116,742)	(172,114)	156,395
Changes in operating assets and liabilities, net of effects from acquisition of a subsidiary:
Decrease (increase) in trade accounts receivable	356,561	(287,953)	(386,852)
Decrease (increase) in prepaid expenses	(5,496)	41,000	(128,602)
Decrease (increase) in other current assets	6,705	28,019	(159,205)
Decrease (increase) in rental deposits	(23,377)	16,062	(1,035)
Increase (decrease) in trade accounts payable	(114,819)	58,718	340,926
Increase (decrease) in accrued income taxes	(128,688)	84,942	(256,967)
Increase in accrued expense and other current liabilities	12,015	227,600	302,828
Other—net	35,660	25,588	12,779
Net cash provided by (used in) operating activities	(2,400)	1,013,980	616,240

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	—	(891,575)	(3,433,114)
Purchase of investment	(100,000)	—	(225,360)
Proceeds from sales of investment	100,000	100,000	2,982
Purchase of available-for-sale securities	(102,441)	—	—
Purchase of property and equipment	(175,176)	(202,542)	(673,724)
Payment for capitalized computer software costs	(332,642)	(362,535)	(382,049)
Other—net	(19,921)	(56,536)	844
Net cash used in investing activities	(630,180)	(1,413,188)	(4,710,421)

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2014	2015	2016
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	—	200,000	3,800,000
Repayment of short-term debt	—	(164,000)	(3,784,000)
Proceeds from long-term bank borrowings	300,000	800,000	3,761,546
Repayment of long-term bank borrowings	(209,900)	(287,931)	(454,592)
Proceeds from issuance of common stock, including stock option exercises	984,730	1,157,102	21,197
Payment of IPO costs	(148,791)	—	—
Acquisition of noncontrolling interests in a consolidated subsidiary	—	(9,574)	—
Dividends paid	(159,654)	—	(106,472)
Other—net	(3,470)	(11,297)	(24,763)
Net cash provided by financing activities	762,915	1,684,300	3,212,916

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	52,967	54,725	(41,036)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	183,302	1,339,817	(922,301)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,195,142	1,378,444	2,718,261

CASH AND CASH EQUIVALENTS, END OF YEAR	¥1,378,444	¥2,718,261	¥1,795,960

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥13,098	¥17,169	¥52,040
Income taxes paid—net of refunds	170,976	36,653	515,669

NONCASH INVESTING AND FINANCING ACTIVITIES:
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	¥78,930	¥50,634	¥138,521
Asset retirement obligations	14,220	15,233	—

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FRONTEO, Inc. (“FRONTEO”) is a Japanese corporation established on August 8, 2003 under the name of UBIC, Inc. (“UBIC”), whose principal office is located in Japan. On July 1, 2016, UBIC changed its name to FRONTEO, Inc.  FRONTEO and its subsidiaries (collectively, the “Company”) provide solutions, employing advanced technologies, for corporate litigation strategy and crisis management. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company’s customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise.

Basis of Financial Statements — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation, certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to goodwill, depreciation of property and equipment, share-based compensation, valuation of deferred tax assets, appropriation of accumulated deficit, stock issuance cost and fair value measurements of certain derivatives.

Principles of Consolidation — The consolidated financial statements include the accounts of FRONTEO and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, fair value measurement of assets acquired and liabilities assumed in a business combination, impairment of goodwill, useful lives of fixed assets and intangible assets with finite useful lives and evaluation of those assets and allowance for doubtful accounts. Actual results could differ from those estimates.

Business combinations — For business combinations, the assets acquired, the liabilities assumed, and any non-controlling interest are recognized at the acquisition date, measured at their fair values as of that date. The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations.” Identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed as a result of the business combination. Acquisition-related costs, which includes advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred.

Foreign Currency Translation — The assets and liabilities of foreign subsidiaries with functional currencies other than Japanese yen are translated into Japanese yen at the rate of exchange at the balance sheet date. Income and expense accounts are translated at the average rates of exchange for the respective reporting period. The resulting translation adjustments are included in other comprehensive income (loss).

Cash Equivalents — The Company defines cash equivalents as all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less at the time of purchase.

Investments — Investments consist of time deposits with an original maturity of more than three months.

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

The useful lives for depreciation and amortization by major asset classes are as follows:

Leasehold improvements	6 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 to 7 years

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

Goodwill and Intangible Assets — Goodwill is not amortized and is tested annually for impairment of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are the Company’s operating segments or one level below the operating segments. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. The measurement date for goodwill impairment testing is January 1, annually. In the fiscal year ended March 31, 2015, the Company elected to perform the aforementioned qualitative assessment of goodwill as of the measurement date of January 1. During the year ended March 31, 2016, the Company performed quantitative assessment of goodwill and confirmed that the carrying amount of a reporting unit exceeded its fair value. Intangible assets with finite useful lives are amortized using straight-line method over the estimated useful life.

The useful lives for amortization by major asset classes are as follows:

Customer relationships	15 years
Noncompete agreement	3 years
Favorable lease	3 years
License	3 years
Trademarks	2 to 10 years

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

Derivative Financial Instruments — The Company recognizes all derivative financial instruments, such as cross currency interest rate swaps and interest rate swap contracts, in the consolidated balance sheets as either assets or liabilities and they are measured at fair value regardless of the purpose or intent for using them.

The Company does not designate derivative financial instruments as hedging instruments nor apply hedge accounting. Accordingly, changes in fair values of derivative financial instruments are recognized in earnings, immediately.

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

Income Taxes —  Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credit are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations.

Net Income (Loss) Attributable to FRONTEO, Inc. Shareholders Per Share —  Basic net income (loss) attributable to FRONTEO, Inc. shareholders per share is computed using the weighted-average number of shares of common stock outstanding during each year. Diluted net income (loss) attributable to FRONTEO, Inc. shareholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Other Comprehensive Income (Loss) — Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiaries, unrealized holding gains or losses on available-for-sale securities and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-08 that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under this ASU, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

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

The effective date of this ASU was revised to annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period, by ASU 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date,” which was issued in August 2015. Early application is permitted, but not earlier than the original effective date of annual and interim periods beginning after December 15, 2016. The Company is currently evaluating the impact of adopting this ASU.

In April 2015, the FASB issued ASU 2015-03 for the presentation of debt issuance costs. Under the new guidance, debt issuance costs related to a recognized debt liability are to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the new guidance. This guidance will be effective for the Company as of April 1, 2016. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations and financial position.

In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The guidance requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. Cloud computing arrangements without a software license element are to be accounted for as service contracts. This guidance does not affect the accounting for service contracts by a customer. This guidance will be effective for the Company as of April 1, 2016. The Company is currently evaluating the impact of adopting this guidance.

In September 2015, the FASB issued ASU 2015-16 for measurement-period adjustments in business combinations. The guidance eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments in the period in which they determine the amounts, including the effect on earnings of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date. This guidance will be effective for the Company as of April 1, 2016. The Company is currently evaluating the impact of adopting this guidance.

In November 2015, the FASB issued ASU 2015-17 for balance sheet classification of deferred taxes. The guidance requires entities to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. This guidance will be effective for the Company as of April 1, 2017. The Company is currently evaluating the impact of adopting this guidance.

In January 2016, the FASB issued ASU 2016-01 for the classification and measurement of financial instruments. The guidance requires entities to carry all investments in equity securities at fair value through net income, except for investments that qualify for the equity method of accounting or those that result in consolidation of the investee or for which the entity has elected the practicability exception to fair value measurement. In addition, for investments whose fair value are measured with the practicability exception, the guidance requires entities to qualitatively consider indicators which were added by the guidance to determine whether the investment is impaired and eliminated the requirement in the current U.S. GAAP to assess whether an impairment of such an investment is other than temporary. Furthermore, the guidance establishes an incremental recognition and disclosure requirement related to the presentation of fair value changes of financial liabilities for which the fair value option has been elected. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU 2016-02 for lease accounting. The guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than twelve months and provides that recognition, presentation and measurement in the financial statements depend on its classification as a finance or operating lease. In addition, the guidance requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance will be effective for the Company as of April 1, 2019. The Company is currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU 2016-08 to amend new revenue recognition standard on assessing whether an entity is a principal or agent in a revenue transaction. This amendment will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this amendment.

In March 2016, the FASB issued ASU 2016-09 for employee share-based payment accounting. The guidance requires entities to recognize all income tax effects of awards in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee's shares than it currently can for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. This guidance will be effective for the Company as of April 1, 2017. The Company is currently evaluating the impact of adopting this guidance.

In April 2016, the FASB issued ASU 2016-10 to amend certain aspects of the new revenue recognition standard including amending the guidance on identifying performance obligations and the implementation guidance on licensing. The amendments clarify how an entity should evaluate the nature of its promise in granting a license of IP, which will determine whether the entity recognizes revenue over time or at a point in time. In addition, the amendments clarify how entities will determine whether promised goods or services are separately identifiable, which is an important step in determining whether goods and services should be accounted for as separate performance obligations. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In May 2016, the FASB issued ASU 2016-12 to amend the new revenue recognition standard to reduce the potential for diversity in practice upon the initial application and the cost and complexity of applying the new revenue recognition standards both upon transition and on an ongoing basis. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

2.BUSINESS COMBINATION

TechLaw Solutions, Inc.

On August 28, 2014, the Company acquired TechLaw Solutions, Inc. (“TLS”), which conducts eDiscovery business in the United States of America (the “U.S.”), from TechLaw Holdings, Inc. This acquisition was completed by acquiring all issued and outstanding shares of TLS for ¥891,575 thousand in cash. There are no future contingent payments. This business combination was accounted for using the acquisition method.

The Company allocates the fair value of purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill.

The Company believes that the ties between the Company, having advanced technology and innovative products and services, and TLS with its strong reputation and sales channel in the U.S., will result in a more efficient expansion of the Company’s business, especially in the U.S. The Company will also be able to more easily understand the needs of customers in the U.S. market, which will enable the Company to optimize its investment in research and development to develop new products and services. Further, the Company believes that it will be able to improve its corporate value as a whole by positively promoting the sharing and use of management resources such as connecting TLS' customers and know-how to the Company’s technology, products and/or services. Goodwill is mainly attributable to the synergies expected to arise from this acquisition. The total amount of goodwill expected to be deductible for tax purpose is approximately ¥166 million.

The following table summarizes the final allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed from TLS on August 28, 2014.

Thousands of Yen
Trade accounts receivable	¥264,809
Prepaid expense	72,431
Property and equipment	57,805
Other intangible assets	384,626
Other	9,692
Total assets acquired	789,363

Current liabilities	48,669
Total liabilities assumed	48,669

Total identified net assets	740,694

Goodwill	150,881
Purchase price	¥891,575

Acquisition-related costs incurred and expensed during the year ended March 31, 2015 were ¥87,803 thousand.

The following table provides revenues and net loss of TLS that were included in the Company's consolidated statement of income for the year ended March 31, 2015.

Thousands of Yen
Revenues	¥963,666
Loss before income taxes	15,438

EvD, Inc.

On July 31, 2015, the Company acquired all of the outstanding shares of EvD, Inc. (“EvD” and conducting business as “Evolve Discovery”), pursuant to the terms of a stock purchase agreement (the “Agreement”), by and between UBIC, EvD and Andatha International, Inc. (“Andatha”), Evolve Discovery PA, LLC, (“EvD PA”), Evolve Discovery LA, LLC, (“EvD LA”), Evolve Discovery Portland, LLC, (“EvD PDX”), Evolve Discovery Seattle, LLC, (“EvD SEA”, and together with Andatha, EvD PA, EvD LA, and EvD PDX, the “Sellers”). EvD is an e-Discovery corporation, founded in 1997, that provides electronic discovery services, litigation consulting and project management to corporations and law firms.  This business combination was accounted for using the acquisition method. The Company has completed its initial measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date.

Under the terms of the Agreement, the Company acquired the shares for aggregate cash consideration of ¥4,381,175 thousand, including the acquisition date fair value of the earn-out payment of ¥135,948 thousand, which the sellers are entitled to receive subject to the achievement of certain EBITDA targets of Evolve Discovery during the 2015 calendar year. In July 2016, the Company and the sellers reached an agreement of the final earn-out amount, and the payment in cash of ¥334,837 thousand was made to the sellers. The change in the earn-out liability from the acquisition date was included in selling, general and administrative expenses in the consolidated statement of operations for the year ended March 31, 2016. The liability related to the earn-out payment was recorded in Accrued expense in the consolidated balance sheet as of March 31, 2016.

The acquisition of TLS in the prior fiscal year and TLS’s promotion of the Company’s services have resulted in an extension of the Company’s market in the eastern part of the U.S. The combination of the acquisitions of TLS and EvD, based on the west coast of the U.S., will increase the Company’s presence all over the U.S., and “Lit i View” will be able to reach a broader base of customers more speedily.  The Company has decided that this is the approach to increase the Company’s market share in eDiscovery services in the U.S., where there is a trend of industry reorganization. Therefore the board of directors of FRONTEO resolved to obtain all the outstanding shares of EvD, Inc. Goodwill is mainly attributable to the synergies expected to arise from this acquisition.

The Company allocates the fair value of purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill. The goodwill is not deductible for tax purposes.

The following table summarizes the allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed from EvD on July 31, 2015.

Thousands of Yen
Cash and cash equivalent	¥179,050
Trade accounts receivable	1,055,767
Prepaid expense	100,412
Other current assets	355,844
Other intangible assets	2,136,610
Other	135,598
Total assets acquired	3,963,281

Trade accounts payable	178,623
Deferred tax liabilities	878,767
Income tax payable	276,143
Other current liabilities	386,211
Other	25,306
Total liabilities assumed	1,745,050

Total identified net assets	2,218,231

Goodwill	2,162,944
Purchase price	¥4,381,175

Acquisition-related costs incurred and expensed during the year ended March 31, 2016 were ¥254,884 thousand and are recorded as a component of selling, general and administrative expenses on the consolidated statement of operations.

The following table provides revenues and net income of EvD included in the Company's consolidated statement of operations for the year ended March 31, 2016.

Thousands of Yen
Revenues	¥3,419,285
Net income	108,475

Unaudited pro forma information

The following table provides unaudited pro forma revenues and net income attributable to FRONTEO, Inc. for the years ended March 31, 2015 and 2016, as if EvD had been acquired on April 1, 2014. Such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the acquired company.

	Thousands of Yen
	2015	2016
Revenues	¥9,353,228	¥12,188,764
Income before income taxes	1,058,913	(73,273)

	Thousands of Yen
	2015	2016

Pro forma basic net income per share	¥16.7	¥(9.1)
Pro forma diluted net income per share	16.3	(8.9)

3.INVESTMENTS IN SECURITIES

Available-for-sale securities

Information regarding securities classified as available-for-sale securities as of March 31, 2015 and 2016, is as follows:

	Thousands of Yen
		Gross	Gross
		unrealized	unrealized
March 31, 2015	Cost	gain	loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥303,300	¥—	¥410,850
Debt securities	102,441	—	983	101,458
Total	¥209,991	¥303,300	¥983	¥512,308

March 31, 2016
Available-for-sale securities:
Equity securities	¥107,550	¥431,550	¥—	¥539,100
Debt securities	102,441	—	1,621	100,820
Total	¥209,991	¥431,550	¥1,621	¥639,920

Debt securities classified as available-for-sale securities mature as follows.

	Thousands of Yen
Contractual maturities	Cost	Fair value
Within 1 year	¥—	¥—
After 1 year through 5 years	—	—
After 5 years through 10 years	102,441	100,820
Total	¥102,441	¥100,820

The following table provides the fair value and gross unrealized losses of the Company’s investments that were deemed to be temporarily impaired as of March 31, 2015 and 2016:

	Thousands of Yen
	Less than 12 months		More than 12 months
		Gross unrealized		Gross unrealized loss
March 31, 2015	Fair value	loss	Fair value	loss
Debt securities	¥—	¥—	¥101,458	¥983

March 31, 2016
Debt securities	¥—	¥—	¥100,820	¥1,621

The Company’s investments in available-for-sale securities in an unrealized holding loss position consisted of a corporate bond of a Japanese banking company. The severity of decline in fair value less than cost was approximately 2%, and the duration of the impairment was 27 months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired at March 31, 2016. The Company does not intend to sell the bond, and it is not more likely than not the Company will be required to sell the bond before recovery of its amortized cost basis.

4.ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2014, 2015 and 2016, is as follows:

	Thousands of Yen
	2014	2015	2016
Balance at beginning of year	¥—	¥—	¥25,374
Provision for doubtful accounts	—	26,431	59,358
Translation adjustment	—	(1,057)	(9,463)
Balance at end of year	¥—	¥25,374	¥75,269

5.PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2015 and 2016, consists of the following:

	Thousands of Yen
	2015	2016
Leasehold improvements	¥237,870	¥604,647
Furniture and fixtures	127,254	133,207
Computers	1,165,312	1,352,862
Assets held under capital lease, principally office equipment	19,402	17,471
Motor vehicles and transport equipment	—	3,969
Total	1,549,838	2,112,156
Accumulated depreciation	(737,874)	(991,436)
Property and equipment —net	¥811,964	¥1,120,720

For the years ended March 31, 2014, 2015 and 2016, the Company recognized depreciation expenses of ¥168,314 thousand, ¥246,028 thousand and ¥341,018 thousand, respectively.

The Company recognized no impairment loss on long-lived assets for the year ended March 31, 2015.

The Company recognized an impairment loss on certain long-lived assets of ¥5,144 thousand for the year ended March 31, 2016, which is included in “Selling, general and administrative expenses.” The impairment loss on long-lived assets for the year ended March 31, 2016 consisted of leasehold improvements and computers, which were owned by a subsidiary in Taiwan. The amount of impairment was determined based on projected future cash flows. The impairment mainly resulted from a delay in the start-up of business in Taiwan.

6.GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization acquired during the year ended March 31, 2015 except for capitalized computer software costs, including ¥384,626 thousand recorded from the acquisition of TLS, totaled ¥401,055 thousand, which primarily consist of customer relationship, license and trademark of ¥334,970 thousand, ¥36,320 thousand and ¥10,273 thousand, respectively.

Intangible assets subject to amortization acquired during the year ended March 31, 2016 except for capitalized computer software costs, including ¥2,136,610 thousand recorded from the acquisition of EvD, totaled ¥2,167,070 thousand, which primarily consist of customer relationship, noncompete agreement, favorable lease and trademark of ¥1,876,725 thousand, ¥51,601 thousand, ¥163,382 thousand and ¥44,902 thousand, respectively.

The components of intangible assets subject to amortization except for capitalized computer software costs as of March 31, 2015 and 2016 are as follows:

	Thousands of Yen
	2015		2016
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Customer relationships	¥387,909	¥15,085	¥2,068,580	¥114,164
Licenses	42,060	8,178	39,788	21,164
Trademarks	28,326	6,075	84,307	22,759
Noncompete agreements	—	—	46,875	10,416
Favorable leases	—	—	114,522	21,558
Other	18,313	2,345	32,841	5,233
	¥476,608	¥31,683	¥2,386,913	¥195,294

There were no intangible assets not subject to amortization at March 31, 2015 and 2016.

The weighted average amortization periods for intangible assets except for capitalized computer software costs acquired during the year ended March 31, 2015 are approximately 10 years. The weighted average amortization periods for customer relationship, license and trademark acquired during the year ended March 31, 2015 are 15 years, 3 years and 2 years, respectively.

The weighted average amortization periods for intangible assets except for capitalized computer software costs acquired during the year ended March 31, 2016 are approximately 10 years. The weighted average amortization periods for customer relationship, trademark, noncompete agreement and favorable lease acquired during the year ended March 31, 2016 are 15 years, 4 years, 3 years and 3 years, respectively.

The amortization expenses for the years ended March 31, 2015 and 2016 were ¥28,491 thousand and ¥180,297 thousand, respectively. The estimated aggregate amortization expense of intangible assets except for capitalized computer software costs for each of the next five years is as follows:

Year Ending March 31,	Thousands of Yen
2017	¥239,528
2018	223,320
2019	154,987
2020	145,247
2021	145,247

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2015 and 2016, by operating segment:

	Thousands of Yen
	Japan	U.S.	Other	Total
Fiscal year ended March 31, 2014
Goodwill	¥—	¥—	¥—	¥—
Accumulated impairment losses	—	—	—	—
Balance at March 31, 2014	—	—	—	—

Acquisition	—	150,881	—	150,881
Translation adjustments	—	24,546	—	24,546
Goodwill	—	175,427	—	175,427
Accumulated impairment losses	—	—	—	—
Balance at March 31, 2015	—	175,427	—	175,427

Acquisition	—	2,162,944	—	2,162,944
Translation adjustments	—	(206,234)	—	(206,234)
Goodwill	—	2,132,137	—	2,132,137
Accumulated impairment losses	—	—	—	—
Balance at March 31, 2016	¥—	¥2,132,137	¥—	¥2,132,137

7.LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥19,402 thousand and ¥10,143 thousand, respectively, at March 31, 2015 and ¥17,471 thousand and ¥12,510 thousand, respectively, at March 31, 2016.

Operating Leases — The Company leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under noncancellable operating lease arrangements.

Expenses related to operating leases for the years ended March 31, 2014, 2015 and 2016 were ¥357,884 thousand, ¥379,972 thousand and ¥823,790 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2016, the future minimum lease payments under noncancellable operating leases and capital leases are as follows:

	Thousands of Yen
	Operating
Years ending March 31,	Leases	Capital Leases
2017	¥328,671	¥3,650
2018	340,916	2,068
2019	273,653	—
2020	176,378	—
2021	150,220	—
Total minimum lease payments	¥1,269,838	5,718

Less amounts representing interest		105
Present value of minimum lease payments		5,613
Less current portion		4,066
Noncurrent portion		¥1,547

8.CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use or to be sold.

The following is a summary of capitalized computer software costs as of March 31, 2015 and 2016:

	Thousands of Yen
	2015	2016
Balance at beginning of year	¥1,590,143	¥1,928,106
Costs capitalized during year	333,561	361,456
Acquisition of TechLaw Solutions	3,063	—
Foreign currency translation adjustments	1,339	(2,949)
Other	—	(28,715)
Balance at end of year	1,928,106	2,257,898
Accumulated amortization, end of year	(965,882)	(1,338,434)
Capitalized computer software costs—net	¥962,224	¥919,464

Included in the above are capitalized software costs for projects in progress of ¥91,089 thousand and ¥59,895 thousand at March 31, 2015 and 2016, respectively. For the years ended March 31, 2014, 2015 and 2016, the Company recognized amortization expenses related to capitalized software development costs of ¥237,886 thousand, ¥302,809 thousand and ¥374,510 thousand, respectively.

The following table shows the estimated amortization of capitalized computer software costs for each of the next five years:

Thousands of
Years ending March 31,	Yen
2017	¥367,493
2018	253,635
2019	142,831
2020	75,800
2021	19,810

9. LONG-TERM DEBT

Short-term debt of ¥36,000 thousand and ¥52,000 thousand as of March 31, 2015 and 2016 consists of bank borrowings with a weighted average interest rate of 0.5%.

The components of long-term debt as of March 31, 2015 and 2016, are summarized as follows:

	Thousands of Yen
	2015		2016
	Weighted		Weighted
	average		average
	interest	2015	interest	2016
	rate	Balance	rate	Balance
Bank borrowings:
Secured by equity securities, various rates	—	¥—	1.1%	¥1,782,642
Unsecured, various rates and various maturities through 2021	2.2%	1,224,669	1.3%	2,552,718
Capital lease obligations	1.7%	8,914	1.7%	5,613
		1,233,583		4,340,973
Less: current portion		458,243		703,986
		¥775,340		¥3,636,987

The aggregate annual maturities of long-term debt after March 31, 2016, are as follows:

Years ending
March 31,	Thousands of Yen
2017	¥703,985
2018	538,068
2019	536,520
2020	423,228
2021	2,139,172
¥4,340,973

As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

In the year ended March 31, 2015 and 2016, the Company borrowed ¥800,000 thousand and ¥3,761,546 thousand from two banks, respectively. The balance including such borrowings as of March 31, 2015 and 2016 was ¥962,168 thousand and ¥4,247,860 thousand, respectively.

Credit Line

Under a ¥700,000 thousand five year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, the Company borrowed ¥350,000 thousand when the arrangement was signed and an additional ¥350,000 thousand in May 2012. As of March 31, 2015 and 2016, the balance of such borrowings was ¥262,500 thousand and ¥87,500 thousand, respectively. The unused balance under this arrangement was ¥612,500 thousand as of March 31, 2016.

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that originally matured on December 27, 2013. The Company renewed the agreement to extend the maturity to December 22, 2016. Any further extension of the maturity date of the credit facility is subject to the consortium’s approval. There were no borrowings under this credit facility as of March 31, 2015 and 2016. The unused balance under this agreement was ¥1,000,000 thousand as of March 31, 2016.

Financial Covenants

There are restrictive covenants related to the borrowings under the credit line including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan (“Japanese GAAP”). FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2011; ¥1,168,013 thousand on a stand-alone basis and ¥1,173,145 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2016.

There are restrictive covenants related to the bank borrowings of ¥3,565,283 thousand as of March 31, 2016, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2016.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2016, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years.

As of March 31, 2016, the Company pledged EvD securities with carrying value of ¥3,873,347 thousand as security for borrowing from bank of ¥755,000 thousand and $9,120 thousand.

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

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2015 and 2016, are as follows:

	Thousands of Yen
	2015	2016
Change in benefit obligation:
Benefit obligation at beginning of year	¥25,268	¥41,990
Service cost	16,843	17,468
Interest cost	28	35
Actuarial loss	4,241	27,856
Benefits paid	(4,509)	(5,448)
Foreign currency exchange rate changes	119	(2,062)
Benefit obligation at end of year	¥41,990	¥79,839

Change in plan assets:
Fair value of plan assets at beginning of year	¥7,447	¥5,866
Employer contribution	433	19,590
Benefits paid	(2,821)	(3,564)
Foreign currency exchange rate changes	807	(1,406)
Fair value of plan assets at end of year	¥5,866	¥20,486

Funded status at end of year	¥(36,124)	¥(59,353)

The accumulated benefit obligations as of March 31, 2015 and 2016 are ¥28,079 thousand and ¥62,390 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2015 and 2016, are as follows:

	Thousands of Yen
	2015	2016
Other current liabilities	¥5,037	¥3,201
Accrued retirement cost—noncurrent	31,087	56,152
Amount recognized	¥36,124	¥59,353

Net periodic retirement cost for the years ended March 31, 2013, 2015 and 2016, consists of the following components:

	Thousands of Yen
	2014	2015	2016
Service cost	¥7,831	¥16,843	¥17,468
Interest cost	21	28	35
Amortization of net gain (loss)	(174)	1,594	2,001
Net periodic retirement cost	¥7,678	¥18,465	¥19,504

Amounts recognized in other comprehensive income, net of tax, for the years ended March 31, 2014, 2015 and 2016, are as follows:

	Thousands of Yen
	2014	2015	2016
Actuarial loss	¥(4,886)	¥(1,703)	¥(17,495)

Amounts recognized in accumulated other comprehensive income, net of tax, as of March 31, 2015 and 2016, are as follows:

	Thousands of Yen
	2015	2016
Accumulated actuarial loss	¥(5,781)	¥(23,276)

The estimated net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic retirement cost in the fiscal year ending March 31, 2017 is ¥4,313 thousand.

The Company uses its year-end as the measurement date for the benefit obligation. Weighted-average assumptions used to determine the year-end benefit obligation are as follows:

	2015	2016
Discount rate	0.17%	0.23%
Rate of compensation increase	3.50%	5.10%

Weighted-average assumptions used to determine the net periodic retirement cost for the years ended March 31, 2014, 2015 and 2016, are as follows:

	2014	2015	2016
Discount rate	0.26%	0.21%	0.17%
Rate of compensation increase	4.86%	6.90%	3.50%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31,	Thousands of Yen
2017	¥3,976
2018	5,234
2019	6,259
2020	7,905
2021	8,629
2022 through 2025	58,478

The Company expects to contribute ¥3,201 thousand to its defined benefit pension plan in the year ending March 31, 2017.

Plan assets cover the defined benefit plan for employees of a certain subsidiary. The Company’s funding policy with respect to the plan is to contribute annually its employees’ monthly salary to the plan. Plan assets are life insurance pooled investment portfolios, which are managed by an insurance company and guarantee a rate of return. The life insurance pooled investment portfolios are valued at conversion value and are classified as Level 2 in the fair value hierarchy.

11. ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original condition. The movements in asset retirement obligations for the years ended March 31, 2015 and 2016, are as follows:

	Thousands of Yen
	2015	2016
Balance at beginning of year	¥32,407	¥48,041
Liabilities incurred during the year	15,233	—
Accretion expense	401	964
Balance at end of year	¥48,041	¥49,005

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

Cash and cash equivalents, Current portion of investments, Trade accounts receivables and Trade accounts payables

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments

Investments consisted of time deposits with fixed interest rate of which contract was entered into in March 2016. Due to no significant changes in credit environment, the carrying amount approximates fair value. The fair value of time deposits with stated maturities was based on the discounted value of contractual cash flows. The discount rate was estimated using rates currently available in the local market.

Short-term and long-term debt

The fair value of bank borrowings is estimated based on the present value of future cash flows using the Company’s borrowing rate for the same contractual terms.

	Thousands of Yen
	2015		2016
	Carrying		Carrying	Fair
	Amount	Fair Value	Amount	Value
Liabilities:
Short-term bank borrowing	¥36,000	¥36,000	¥52,000	¥52,000
Long-term debt:
Bank borrowings	1,224,668	1,226,651	4,335,360	4,294,286

Refer to Note 10 for fair value of plan assets which are comprised of the life insurance pooled investment portfolios, Note 14 for fair values of equity and debt securities and Note 13 for derivative financial instruments.

The level of the fair value hierarchy within the fair value measurement of cash equivalents is Level 1 and that of current portion of investments, investments, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk  — Trade accounts receivable from the Company’s three largest customers accounted for approximately 48.4% and 33.6% of the Company’s trade accounts receivable as of March 31, 2015 and 2016, respectively.

The Company conducts business based on periodic evaluations of the Customers’ financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit risk.

13. DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s exposure to risks arising from fluctuations in foreign currencies and interest rates related to underlying long-term bank borrowings and forecasted borrowing transactions. In order to minimize the variability caused by those risks, the Company enters into interest rate swaps, cross currency interest rate swaps and forward currency exchange contracts to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps, and expired during the year ended March 31, 2014. The cross currency interest rate swaps entered into during the year ended March 31, 2016 are converting U.S. dollar basis borrowings with variable interest rate into Japanese yen basis borrowings with fixed interest rate. The forward currency exchange contracts entered into during the year ended March 31, 2016 are to receive Japanese yen amount from forecasted borrowing transaction on U.S. dollar basis.

The Company does not designate the interest rate swap and cross currency interest rate swap contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, those contracts are measured at fair value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

Volume of Derivative Activities

Notional amounts of cross currency interest rate swaps and forward currency exchange as of March 31, 2016 are summarized as follows:

Thousands of
Yen
Cross currency interest rate swaps	¥2,251,545
Forward currency exchange	136,488

Impacts on the Consolidated Financial Statements

The fair values of derivatives in the consolidated balance sheets as of March 31, 2016 are summarized as follows:

		Thousands of Yen
	Balance sheet	Fair value
Derivative liabilities
Derivatives designated as hedging instruments
Forward currency exchange	Derivative liabilities	3,943
Cross currency interest rate swaps	Derivative liabilities	254,262

Gains and losses related to derivatives recorded in the consolidated statements of operations for the year ended March 31, 2016 are summarized as follows:

Derivatives not designated as hedging instruments:

		Thousands of Yen
		Losses recognized
	Statement of	in Statements of Operations
	operations	on derivatives
Forward currency exchange	Loss on derivatives	(3,943)
Cross currency interest rate swap	Loss on derivatives	(254,262)

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

Derivative instruments

The fair value of derivative instruments presented in Level 2 is estimated based on quotes from financial institutions.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2016, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification
Recurring Basis	Value	Value	Level 1	Level 2	Level 3
March 31, 2015:
Assets:
Available-for-sale securities:
Equity securities	¥410,850	¥410,850	¥410,850	¥—	¥—
Debt securities	101,458	101,458	—	101,458	—

March 31, 2016:
Assets:
Available-for-sale securities:
Equity securities	¥539,100	¥539,100	¥539,100	¥—	¥—
Debt securities	100,820	100,820	—	100,820	—
Liabilities:
Derivative liabilities	258,205	258,205	—	258,205	—

Assets and liabilities measured at fair value on a non-recurring basis

Assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2016, are as follows:

	Thousands of Yen
						Total
						losses for
						the year
						ended
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification			March 31,
Non-recurring Basis	Value	Value	Level 1	Level 2	Level 3	2016
March 31, 2016:
Assets:
Property and equipment	—	—	—	—	—	¥5,144

There are no assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2015. See Note 5 for additional information.

15. INCOME TAXES (BENEFIT)

Income (loss) from operations before income taxes and income taxes (benefit) for the years ended March 31, 2014, 2015 and 2016, consist of the following components:

	Thousands of Yen
	2014	2015	2016
Income (loss) from operations before income taxes:
Domestic	¥(315,434)	¥502,845	¥(235,186)
Foreign	(233,769)	(44,548)	6,436
Total	¥(549,203)	¥458,297	¥(228,750)
Income taxes (benefit)-current
Domestic	¥20,325	¥82,915	¥121,253
Foreign	2,974	(44)	92,062
Total	¥23,299	¥82,871	¥213,315
Income taxes (benefit)-deferred
Domestic	¥(93,394)	¥132,995	¥5,122
Foreign	(35,556)	22,228	(35,312)
Total	¥(128,950)	¥155,223	¥(30,190)

For the years ended March 31, 2014, 2015 and 2016, ¥(105,651) thousand,  ¥238,094 thousand and ¥183,125 thousand were recorded as income tax expenses (benefit) attributable to operations and ¥753 thousand, ¥50,902 thousand and ¥32,779 thousand were recognized as income tax expenses attributable to other comprehensive income, respectively.

The tax effects of temporary differences and operating loss carryforwards and tax credits giving rise to deferred tax balances at March 31, 2015 and 2016 are as follows:

	Thousands of Yen
	2015		2016
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Asset	Liability	Asset	Liability
Impairment loss on investments in securities	¥40,271	¥—	¥38,130	¥—
Depreciation and amortization	16,160	41,904	11,085	37,478
Accrued municipal governments tax	10,602	—	9,812	—
Allowance for doubtful accounts	—	—	23,144	—
Deferred revenue	1,843	—	—	—
Accrued bonus	45,937	—	49,354	—
Accrued vacation	18,077	—	63,984	—
Asset retirement obligations	15,537	—	16,591	—
Operating loss carryforwards	48,629	—	109,413	—
Derivatives	—	—	20,174	—
Accounts payable	—	—	4,754	—
Prepaid expenses	—	18,170	—	21,635
Unrealized gain on available-for-sale securities	—	97,769	—	141,653
Acquisition related costs	28,396	—	26,885	—
Share-based compensation expense	14,547	—	4,070	—
Intangible assets	—	—	—	707,315
Others	30,227	23,432	40,600	8,260
Total	270,226	181,275	417,996	916,341
Valuation allowances	(88,870)	—	(132,874)	—
Total	¥181,356	¥181,275	¥285,122	¥916,341

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of March 31, 2015 and 2016.

As of March 31, 2015, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the Korean, Taiwanese and a certain domestic subsidiaries. As of March 31, 2016, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the U.S., Taiwanese and certain domestic subsidiaries. The valuation allowance was provided at the amounts which are considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2014, 2015 and 2016 is as follows:

	Thousands of Yen
	2014	2015	2016
Balance at beginning of year	¥22,856	¥57,324	¥88,870
Additions	36,122	48,931	61,670
Deductions	(1,654)	(17,385)	(17,666)
Balance at end of year	¥57,324	¥88,870	¥132,874

As of March 31, 2016, the Taiwan subsidiary, the U.S. subsidiaries and domestic subsidiaries had operating loss carryforwards of ¥55,837 thousand, ¥35,247 thousand and ¥18,329 thousand, respectively. These operating loss carryforwards are available to offset future taxable income and will expire in March 2026 for Taiwanese taxes and March 2025 for Japanese income tax, respectively and will not expire for U.S. taxes.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 38.01 percent, 35.64 percent and 33.06 percent for the years ended March 31, 2014, 2015 and 2016, respectively.

Reconciliations between the amount of reported income taxes (benefit) and the amount of income taxes (benefit) computed using the normal statutory tax rate for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands of Yen
	2014	2015	2016
Amount computed using normal Japanese statutory tax rate	¥(208,752)	¥163,336	¥(75,716)
Increase (decrease) in taxes resulting from:
Change in valuation allowance	34,468	31,545	44,004
Change in statutory tax rate	1,836	15,798	18,074
Share-based compensation expense	25,331	6,927	21,531
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	27,204	15,776	14,475
Officers’ remuneration not deductible for tax purpose	775	4,870	—
Research and development tax credit	—	(7,513)	—
Non-deductible acquisition costs and earn-out liability adjustment	—	—	157,739
Others-net	13,487	7,355	3,018
Income tax expense (benefit) as reported	¥(105,651)	¥238,094	¥183,125

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

Change in valuation allowance for the year ended March 31, 2015 includes an increase of ¥20,536 thousand in the valuation allowance of the foreign subsidiaries in Taiwan and a domestic subsidiary as of March 31, 2015 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2015 and an increase of ¥28,395 thousand in the valuation allowance for the deferred tax assets arising from acquisition-related costs, and a decrease of ¥16,262 thousand in the valuation allowance for the deferred tax assets arising from research and development tax credits.

Change in valuation allowance for the year ended March 31, 2016 includes an increase of ¥61,670 thousand in the valuation allowance of foreign subsidiaries in Taiwan and U.S. and domestic subsidiaries as of March 31, 2016 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2016 and a decrease of ¥17,666 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Korea.

The combined statutory tax rate was 38.01 percent for the three years from April 1, 2012 to March 31, 2015 and 35.64 percent for the years beginning on or after April 1, 2015. Further, amendments to Japanese tax regulations were enacted into law on March 20, 2014. As a result, the 10 percent surtax was eliminated for the year from April 1, 2014 to March 31, 2015 and the combined statutory tax rate was reduced from 38.01 percent to 35.64 percent from the fiscal year beginning April 1, 2014. The effect of the change in tax rate was insignificant for the years ended March 31, 2014 and 2015.

On March 31, 2015, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate was reduced from 35.64 percent to 33.10 percent from the fiscal year beginning April 1, 2015 and from 33.10 percent to 32.34 percent from the fiscal year beginning April 1, 2016. The impact of the tax law changes was a net deferred income taxes benefit of ¥15,798 thousand for the year ended March 31, 2015.

On March 29, 2016, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate will be reduced from 32.34 percent to 30.86 percent for the two years from April 1, 2016 to March 31, 2018 and from 32.34 percent to 30.62 percent from the fiscal year beginning April 1, 2018. The impact of the tax law changes was a net deferred income taxes benefit of ¥18,074 thousand for the year ended March 31, 2016.

16.SHARE-BASED COMPENSATION

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

On May 28, 2015, the Company granted options to purchase a total of 200,000 equity shares with an exercise price per share of ¥1,029 to six employee/directors and 38 employees (“11th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On August 1, 2015, the Company granted options to purchase a total of 60,000 equity shares with an exercise price per share of ¥930 to 12 employees (“12th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On June 22, 2016, the Company granted options to purchase a total of 140,000 equity shares with an exercise price per share of ¥1,181 to 3 employees/directors and 42 employees (“13th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

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

The following table presents total share-based compensation expense, which is a noncash charge, included in the consolidated statements of operations for the years ended March 31, 2014, 2015 and 2016:

	Thousands of Yen
	2014	2015	2016
Cost of revenue	¥8,565	¥5,200	¥26,818
Selling, general and administrative expenses	62,231	21,960	51,593
Pre-tax share-based compensation expense	70,796	27,160	78,411
Income tax benefit	(6,426)	(2,722)	(8,471)
Total share-based compensation expense, net of tax	¥64,370	¥24,438	¥69,940

Cash received from stock options exercised during the year ended March 31, 2015 and 2016 was ¥17,642 thousand and ¥21,197 thousand, respectively. The tax deductions related to stock options exercised during the year ended March 31, 2015 and 2016 were ¥4,586 thousand and ¥1,349 thousand, respectively.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment when the actual forfeitures exceed the Company’s estimate. As of March 31, 2016, the total unrecognized compensation expense related to the unvested portion of the 7th, 9th, 11th, and 12th series Stock Option Grants was ¥98,548 thousand. As of March 31, 2016, the expense will be recognized over weighted-average periods of approximately 1.4 years.

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

The following table presents the weighted-average assumptions used in estimating the fair value of options granted to employees during the years ended March 31, 2014, 2015 and 2016.

	2014	2015	2016
Expected life of stock option (years)	4.3	4.3	4.2
Expected volatility	104.4%	109.3%	97.1%
Risk-free interest rate	0.3%	0.2%	0.1%
Expected dividend yield	1.2%	0.8%	0.3%

	Thousands of Yen
	2014	2015	2016
Weighted-average grant-date fair value per option to purchase one share	¥258	¥293	¥600

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

The weighted-average assumptions used in estimating the fair value of options granted to non-employees during the year ended March 31, 2014 are 5 years for contractual term, 106.9% for expected volatility, 0.4% for risk-free interest rate, and 1.3% for expected dividend yield, respectively. The weighted-average fair value per option to purchase one share as of March 31, 2014 is ¥270. No stock options granted to non-employees were outstanding as of March 31, 2016.

A summary of stock option activity except for 8th series Stock Option Grant during the year ended March 31, 2016, is presented below:

			Weighted-average	Aggregate
			remaining	intrinsic value
		Weighted-average	contractual term	(Thousands of
	Shares	exercise price	(in years)	Yen)
Outstanding—March 31, 2015	1,332,000	¥314	2.8	830,257
Granted	260,000	1,006
Exercised	(260,000)	82
Forfeited	(39,500)	736
Outstanding—March 31, 2016	1,292,500	¥480	2.7	¥632,571
Vested and expected to vest —March 31, 2016	1,201,920	¥457	2.5	¥613,272
Exercisable—March 31, 2016	748,500	¥335	1.5	¥469,175

Exercises of Stock Options

No stock options were exercised during the years ended March 31, 2014. The total intrinsic value of options exercised during the year ended March 31, 2015 and 2016 was ¥66,560 thousand and ¥191,100 thousand, respectively. The amount of cash received from exercise of stock options for the year ended March 31, 2015 and 2016 were ¥17,642 thousand and ¥21,197 thousand, respectively.

Nonvested Stock Options

A summary of the status of the Company’s nonvested stock options and their weighted-average grant date fair value at March 31, 2016, is as follows:

		Weighted-Average
		Grant Date Fair
	Shares	Value
Nonvested—April 1, 2015	492,000	292
Granted	260,000	600
Vested	(168,500)	365
Forfeited	(39,500)	431
Nonvested—March 31, 2016	544,000	396

17.EQUITY

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings available for dividends shown in FRONTEO’s general books of account, as determined under Japanese GAAP, amounted to ¥1,420,827 thousand at March 31, 2016.

Net income attributable to FRONTEO’s shareholders and transfers from noncontrolling interest

The following schedule represents the effects of changes in FRONTEO’s ownership interest in its subsidiaries in the Company’s shareholder’s equity for the year ended March 31, 2015.

Thousands of Yen
2015
Net income attributable to FRONTEO, Inc. shareholders	¥218,453
Transfers from noncontrolling interest
Increase in additional paid-in capital for
acquisition of noncontrolling interest of a subsidiary	37
Net transfers from noncontrolling interest	37
Change from net income attributable to FRONTEO, Inc. shareholders and transfers from noncontrolling interest	¥218,490

18.OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income for the years ended March 31, 2014, 2015 and 2016, are as follows:

	Thousands of Yen
			Adjustments
	Foreign		related to	Accumulated
	currency	Unrealized	retirement and	other
	translation	holding gain on	severance	comprehensive
	adjustments	securities	benefits	income (loss)
Balance at April 1, 2013	¥26,794	¥94,140	¥808	¥121,742
Period change	15,443	2,320	(4,886)	12,877
Balance at April 1, 2014	42,237	96,460	(4,078)	134,619
Period change	138,130	89,693	(1,703)	226,120
Balance at March 31, 2015	180,367	186,153	(5,781)	360,739
Period change	(449,944)	78,215	(17,495)	(389,224)
Balance at March 31, 2016	¥(269,577)	¥264,368	¥(23,276)	¥(28,485)

The tax effects allocated to each component of other comprehensive income for the years ended March 31, 2014, 2015 and 2016 were as follows:

	Thousands of Yen
	2014
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥17,616	¥(2,173)	¥15,443
Unrealized holding gain on securities:
Amount arising during the period	3,605	(1,285)	2,320
Net unrealized holding gain during the period	3,605	(1,285)	2,320
Adjustments related to retirement and severance benefits:
Amount arising during the period	(7,591)	2,705	(4,886)
Net adjustments related to retirement and severance benefits	(7,591)	2,705	(4,886)

Other comprehensive income	¥13,630	¥(753)	¥12,877

	2015
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥139,688	¥(1,558)	¥138,130
Unrealized holding gain on securities:
Amount arising during the period	139,410	(49,717)	89,693
Net unrealized holding gain during the period	139,410	(49,717)	89,693
Adjustments related to retirement and severance benefits:
Amount arising during the period	(2,076)	373	(1,703)
Net adjustments related to retirement and severance benefits	(2,076)	373	(1,703)

Other comprehensive income	¥277,022	¥(50,902)	¥226,120

	2016
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(459,187)	¥9,243	¥(449,944)
Unrealized holding gain on securities:
Amount arising during the period	127,612	(49,397)	78,215
Net unrealized holding gain during the period	127,612	(49,397)	78,215
Adjustments related to retirement and severance benefits:
Amount arising during the period	(24,870)	7,375	(17,495)
Net adjustments related to retirement and severance benefits	(24,870)	7,375	(17,495)
Other comprehensive income	¥(356,445)	¥(32,779)	¥(389,224)

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Thousands of Yen
			Adjustments
			related to
	Foreign currency	Unrealized	retirement and
	translation	holding gain	severance
	adjustments	on securities	benefits	Total
Balance at March 31, 2013	¥26,794	¥94,140	¥808	¥121,742
Other comprehensive income (loss) before reclassifications	15,443	2,320	(4,774)	12,989
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	(112)	(112)
Net current-year other comprehensive income (loss)	15,443	2,320	(4,886)	12,877
Balance at March 31, 2014	¥42,237	¥96,460	¥(4,078)	¥134,619
Other comprehensive income (loss) before reclassifications	138,130	89,693	(2,782)	225,041
Amounts reclassified from accumulated other comprehensive income	—	—	1,079	1,079
Net current-year other comprehensive income (loss)	138,130	89,693	(1,703)	226,120
Balance at March 31, 2015	¥180,367	¥186,153	¥(5,781)	¥360,739
Other comprehensive income (loss) before reclassifications	(449,944)	78,215	(18,883)	(390,612)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	1,388	1,388
Net current-year other comprehensive income (loss)	(449,944)	78,215	(17,495)	(389,224)
Balance at March 31, 2016	¥(269,577)	¥264,368	¥(23,276)	¥(28,485)

The amounts reclassified out of accumulated other comprehensive income (loss) into the consolidated statements of operations, with affected line items, for the years ended March 31, 2014, 2015 and 2016 are as follows:

				Affected line items in the
Details about accumulated other comprehensive	Thousands of Yen			consolidated statements of
income components	2014	2015	2016	operations

Adjustments related to retirement and severance benefits	¥(174)	¥1,594	¥2,001	*(1)
	62	(515)	(613)	Income taxes (benefit)
	(112)	1,079	1,388	Net income (loss)
Total reclassifications for the year	¥(112)	¥1,079	¥1,388

*(1) These are included in the computation of net periodic pension cost (See Note 10).

19.NET INCOME (LOSS) PER SHARE

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

The computation of basic and diluted net income per share for the years ended March 31, 2014, 2015 and 2016 is as follows:

	2014
		Weighted-Average
	(Thousands of Yen)	Common
	Net Income	Shares Outstanding	Per Share
		(Denominator)	Amount
Basic net income attributable to FRONTEO, Inc. shareholders	¥(448,350)	34,058,003	¥(13.2)
Effect of dilutive securities: Stock options*(1)		—
Diluted net income attributable to FRONTEO, Inc. shareholders	¥(448,350)	34,058,003	¥(13.2)

	2015
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Income	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net income attributable to FRONTEO, Inc. shareholders	¥218,453	34,956,728	¥6.3
Effect of dilutive securities: Stock options		842,025
Diluted net income attributable to FRONTEO, Inc. shareholders	¥218,453	35,798,753	¥6.1

2016
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Loss	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net income attributable to FRONTEO, Inc. shareholders	¥(417,632)	35,582,665	¥(11.7)
Effect of dilutive securities: Stock options *(1)		—
Diluted net income attributable to FRONTEO, Inc. shareholders	¥(417,632)	35,582,665	¥(11.7)

*(1) The calculation of diluted net loss per share for the years ended March 31, 2014 and 2016 does not include potentially dilutive securities because their inclusion would be anti-dilutive (i.e., reduce the net loss per share).

20.SEGMENT REPORTING

Our operating segments are defined as components of our company that engage in business activities from which we earn revenues and incur expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance. Our operations in Japan, the U.S. and Other (which includes South Korea and Taiwan) have been identified as our three operating segments. Our chief executive officer, who is also our chief operating decision maker, regularly reviews the performance of the three operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Each segment recognize revenue for which the segment has a direct contractual relationships with its clients. Most of our clients are either corporate clients in Asia or U.S.- based law firms representing corporate clients in Asia. If our services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment, although the end corporate client may be located in other areas than the U.S.

The Company’s reportable segments are the same as its operating segments.

Segment information for the years ended March 31, 2014, 2015 and 2016 is presented below:

Revenue:

	Thousands of Yen
	2014	2015	2016
Japan
Outside customers	¥2,217,334	¥3,105,983	¥3,845,598
Intersegment*(1)	624,629	739,796	844,455
Total	2,841,963	3,845,779	4,690,053

U.S.
Outside customers	1,746,588	2,784,470	6,223,652
Intersegment*(1)	59,169	121,546	101,628
Total	1,805,757	2,906,016	6,325,280

Other
Outside customers	207,696	384,007	483,758
Intersegment*(1)	111,728	124,488	138,977
Total	319,424	508,495	622,735

Eliminations	(795,526)	(985,830)	(1,085,061)

Total revenue after eliminations	4,171,618	6,274,460	10,553,007

Adjustments*(2)	20,950	30,466	3,229

Total consolidated revenue	¥4,192,568	¥6,304,926	¥10,556,236

*(1) Intersegment transaction prices and other conditions are determined based on market prices and total costs of transactions

*(2)  These amounts primarily represent the net impact of adjustments arising from differences in the timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measure:

	Thousands of Yen
	2014	2015	2016
Segment profit (loss)
Japan	¥(378,553)	¥303,149	¥30,177
U.S.	(100,923)	39,926	35,013
Other	(119,140)	(77,006)	3,933

Total segment profit after eliminations	(598,616)	266,069	69,123

Adjustments*(3)	(39,377)	9,353	(139,402)

Total consolidated operating income (loss)	(637,993)	275,422	(70,279)

Unallocated amounts:
Interest income	691	1,699	1,672
Interest expense	(30,867)	(28,177)	(54,793)
Loss on derivatives	—	—	(258,205)
Foreign currency exchange gains	120,246	200,438	161,680
Dividend income	6,750	9,000	11,250
Other-net	(8,030)	(85)	(20,075)

Total consolidated income (loss) before income taxes	¥(549,203)	¥458,297	¥(228,750)

*(3) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, remeasurement of earn-out and vacation allowance expenses for employees.

Segment Assets:

	Thousands of Yen
	2015	2016
Segment assets
Japan	¥7,622,397	¥11,944,178
U.S.	2,367,794	7,658,961
Other*(4)	632,699	720,152

Eliminations	(2,981,224)	(7,404,501)

Total segment assets after eliminations	7,641,666	12,918,790

Adjustments*(5)	51,511	(52,135)

Total consolidated assets	¥7,693,177	¥12,866,655

*(4) The Company recognized an impairment loss on long-lived assets of ¥5,144 thousand for the year ended March 31, 2016 consisted of property, plant and equipment owned by a subsidiary in Taiwan.

*(5) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2014	2015	2016
Capital expenditures
Japan	¥496,451	¥575,196	¥455,889
U.S.	8,836	89,463	660,982
Other	15,737	24,628	8,982
Total consolidated capital expenditures	¥521,024	¥689,287	¥1,125,853

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis.

Other Significant Items:

	Thousands of Yen
	2014	2015	2016
Depreciation and amortization
Japan	¥346,285	¥431,287	¥523,037
U.S.	49,752	113,768	313,025
Other	41,282	42,703	47,545

Total depreciation and amortization	437,319	587,758	883,607

Adjustments*(6)	5,284	1,774	12,218

Total consolidated depreciation and amortization	¥442,603	¥589,532	¥895,825

Entity-Wide Information:

For the year ended March 31, 2014, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,639,791 thousand and ¥622,355 thousand, respectively, representing approximately 39.1 percent and 14.8 percent, respectively, of the total revenue. For the year ended March 31, 2015, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,969,335 thousand and ¥641,074 thousand, respectively, representing approximately 31.4 percent and 10.2 percent, respectively, of the total revenue. For the year ended March 31, 2016, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,657,074 thousand and ¥1,022,656 thousand, respectively, representing approximately 15.6 percent and 9.7 percent, respectively, of the total revenue. These customers are attributable to Japan except revenues of ¥1,639,791 thousand, ¥1,969,335 thousand and ¥1,657,074 thousand for Samsung Electronics Co., Ltd. for the years ended March 31, 2014, 2015 and 2016, respectively, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2014, 2015 and 2016, is presented below:

	Thousands of Yen
	2014	2015	2016
eDiscovery
Review	¥472,074	¥832,492	¥1,998,276
Other	3,297,799	5,027,090	8,047,850
Total	3,769,873	5,859,582	10,046,126
Investigation	240,843	299,095	283,957
Sales of forensic tools	62,576	21,926	41,794
Forensic training	28,934	6,325	9,990
Other	90,342	117,998	174,369
Total revenue	¥4,192,568	¥6,304,926	¥10,556,236

Long-lived assets held in Japan, the U.S. and Other as of March 31, 2016 were ¥425,485 thousand, ¥631,532 thousand and ¥63,703 thousand, respectively. Long-lived assets include property and equipment.

21.ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” incurred during the years ended March 31, 2014, 2015 and 2016, relate primarily to advertisements in magazines and journals and amounted to ¥194,157 thousand, ¥179,064 thousand and ¥151,214 thousand, respectively.

22.RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs incurred during the years ended March 31, 2014, 2015 and 2016 amounted to ¥122,940 thousand, ¥89,451 thousand and ¥91,600 thousand respectively.

23.RELATED PARTY TRANSACTIONS

During the years ended March 31, 2014, 2015 and 2016, the Company entered into transactions with Shirasaka & Patent Partners (“SPP”) which was managed by president of UBIC Patent Partners Inc. (“UPP”), a subsidiary of FRONTEO. SPP provides patent filing services to the Company. During the year ended March 31, 2016, UPP was absorbed into FRONTEO.

The amounts of balances as of March 31, 2014, 2015 and 2016 and transactions of the Company with SPP for the years ended March 31, 2014, 2015 and 2016, are summarized as follows:

	Thousands of Yen
	2014	2015	2016
Advance payment	¥—	¥66,675	¥—

	Thousands of Yen
	2014	2015	2016
Expenses	¥34,502	¥30,886	¥20,962

During the year ended March 31, 2016, the Company entered into transactions with Consultoris, Inc. (“CI”) and IIOSS, Inc. (“IIOSS”) which are managed by management of foreign subsidiaries. CI provides consulting services and IIOSS provides outsourcing support services to the Company.

The amounts of balances as of March 31, 2016 was nil, and transactions of the Company with CI and IIOSS for the year ended March 31, 2016 were ¥40,363 thousand.

24.SUBSEQUENT EVENTS

Stock Options

On June 23, 2016, the 13th series Stock Option Grant was approved at FRONTEO’s ordinary general meeting of shareholders. On June 21, 2016, FRONTEO’s board of directors resolved and approved the issuance of stock options under the 13th series Stock Option Grant.

The key terms and conditions for the 13th series Stock Option Grant are as follows:

Grant date	June 22, 2016
Number of shares to be issued	140,000 shares
Exercise price per share	¥1,181
Vesting period	3 years
Exercise period of the stock options	June 23, 2019 to
June 22, 2022
Total number of recipients – employee/directors and employees of the Company	45
Conditions for the stock options to be vested	Enrolled as director or employee of the Company

Conclusion and execution of a syndicated loan agreement

At the board of directors meeting held on May 26, 2016, the directors resolved to enter into a syndicated loan agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd., an arranger, aiming for steadily financing funds for the

Company’s working capital. The Company concluded the syndicated loan agreement and took out the loan on July 26, 2016, as follows:

Amount of the loan	¥1,000,000 thousand
Agreement date	July 26, 2016
Agreement Form	Term loan with an executable time limit
Agreement Term	6 years
Borrowing rate	Floating rate (basic rate of interest + spread)
Collateral	Without collateral
Financial covenant

1. The Company shall maintain its total net assets both in the non-consolidated and consolidated balance sheets at least 75% of the greater of the total net assets as of March 31, 2016, or the total net assets as of March 31, 2015, at every fiscal year end.

2. The Company shall not report ordinary loss in two consecutive periods in the non-consolidated and consolidated statements of income for every fiscal year.
Arranger and agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd
Participating financial institutions	The Bank of Tokyo-Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
The Bank of Yokohama
Mizuho Bank, Ltd.
Resona Bank, Limited

* * * * * *