Form 20-F
period 2017-03-31
FRONTEO, INC.
filed 2017-07-31
CIK 1550935

Certificate

As filed with the Securities and Exchange Commission on July 31, 2017

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……….

For the transition period from                       to

Commission file number: 001-35884

KABUSHIKI KAISHA FRONTEO
(Exact name of registrant as specified in its charter)

FRONTEO, INC.
(Translation of registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

Meisan Takahama Building 2-12-23 Konan Minato-ku Tokyo 108-0075 Japan
(Address of principal executive offices)

Masahiro Morimoto, +81 (3) 5463-6344, +81 (3) 5463-6345 Meisan Takahama Building 2-12-23 Konan Minato-ku Tokyo 108-0075 Japan
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

As of March 31, 2017, 37,921,862 shares of Common Stock were outstanding, including shares represented by American Depositary Shares.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ☒	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒		International Financial Reporting Standards as issued By the International Accounting Standards Board ☐		Other ☐

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

	For the years ended March 31,
	2013	2014	2015	2016	2017
	(thousands of yen, except per share data)
Consolidated Statement of Operations Data:
Revenue	¥4,699,693	¥4,173,694	¥6,279,615	¥10,529,287	¥11,208,041
Operating revenue from reimbursed direct costs	12,407	18,874	25,311	26,949	12,734
Total revenue	4,712,100	4,192,568	6,304,926	10,556,236	11,220,775
Cost of revenue	1,845,236	2,314,348	3,140,080	5,746,069	6,904,980
Reimbursed direct costs	12,407	18,874	25,311	26,949	12,734
Selling, general and administrative expenses	1,949,023	2,497,339	2,864,113	4,853,497	5,481,912
Total operating expense	3,806,666	4,830,561	6,029,504	10,626,515	12,399,626
Operating income (loss)	905,434	(637,993)	275,422	(70,279)	(1,178,851)
Interest income	1,326	691	1,699	1,672	3,634
Interest expense	(23,474)	(30,867)	(28,177)	(54,793)	(125,743)
Gain (loss) on derivatives	—	—	—	(258,205)	43,594
Foreign currency exchange gains (losses)	165,664	120,246	200,438	161,680	(13,751)
Dividend income	4,500	6,750	9,000	11,250	14,400
Other—net	(3,055)	(8,030)	(85)	(20,075)	(60,255)
Income (loss) before income taxes	1,050,395	(549,203)	458,297	(228,750)	(1,316,972)
Income taxes (benefit)	449,884	(105,651)	238,094	183,125	(458,109)
Net income (loss)	600,511	(443,552)	220,203	(411,875)	(858,863)
Less: Net income attributable to noncontrolling interests	4,490	4,798	1,750	5,757	6,224
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥596,021	¥(448,350)	¥218,453	¥(417,632)	¥(865,087)

	For the years ended March 31,
	2013	2014	2015	2016	2017
Per Share Data:
Net income (loss) attributable to FRONTEO, Inc. shareholders per share (1)
Basic	¥18.9	¥(13.2)	¥6.3	¥(11.7)	¥(23.8)
Diluted	18.3	(13.2)	6.1	(11.7)	(23.8)
Weighted average shares outstanding (1)
Basic	31,584,220	34,058,003	34,956,728	35,582,665	36,372,576
Diluted	32,527,780	34,058,003	35,798,753	35,582,665	36,372,576
Cash dividends declared per common share (1)	5.0	—	3.0	3.0	—

*(1) Share and per share data give effect to a 2-for-1 share split effective on October 1, 2011 and April 1, 2012, and a 10-for-1 share split effective on April 1, 2014, which represented one ADS for two common shares, as if such share split had occurred on April 1, 2011.

	As of March 31,
	2013	2014	2015	2016	2017
	(thousands of yen)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥1,195,142	¥1,378,444	¥2,718,261	¥1,795,960	¥4,533,182
Total current assets	2,770,210	2,765,612	4,632,401	5,414,705	9,088,088
Total noncurrent assets	2,307,067	2,235,211	3,060,776	7,451,950	7,157,520
Total assets	5,077,277	5,000,823	7,693,177	12,866,655	16,245,608
Total current liabilities	1,070,451	840,652	1,504,984	3,573,540	3,840,089
Working capital	1,699,759	1,924,960	3,127,417	1,841,165	5,247,999
Long-term debt	447,284	445,186	775,340	3,636,987	5,937,293
Total noncurrent liabilities	629,854	538,557	939,842	4,852,567	7,401,159
Total liabilities	1,700,305	1,379,209	2,944,826	8,426,107	11,241,248
Total FRONTEO, Inc. shareholders’ equity	3,360,464	3,600,308	5,234,907	4,421,350	4,972,016
Total equity	3,376,972	3,621,614	5,248,351	4,440,548	5,004,360
Operating Data:
Capital expenditures	1,014,617	521,024	689,287	1,125,853	1,369,471
Net cash provided by (used in):
Operating activities	118,407	(2,400)	1,013,980	616,240	(390,794)
Investing activities	(1,132,703)	(630,180)	(1,413,188)	(4,710,421)	(953,077)
Financing activities	(282,979)	762,915	1,684,300	3,212,916	4,066,472

Financial covenants

There are restrictive covenants related to the bank borrowings of ¥3,608,150 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan (“Japanese GAAP”). FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015 of ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO, Inc. and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2017.

There are restrictive covenants related to the bank borrowings of ¥210,337 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2017.

There are restrictive covenants related to the syndicated loan of ¥1,300,000 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2016; ¥5,187,455 thousand on a stand-alone basis and ¥4,657,450 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2017.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any fiscal years. As of March 31, 2017, FRONTEO is not in compliance with these restrictive covenants. Subsequent to the year end, one of Japanese banks determined not to execute the loans and the Company repaid in an aggregate principal amount of ¥200 million to the bank. The other Japanese banks executed the loans in June and July 2017 and the remaining principal amount of ¥800 million are classified as short-term bank borrowing and will become due on December 22, 2017, unless further extension of the maturity of the credit facility will be submitted and approved by the consortium.

As of March 31, 2017, the Company pledged the common stock of its subsidiary in the United States with carrying value of  ¥4,394,269 thousand as security for a borrowing from bank of ¥1,999,582 thousand.

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

On June 25, 2013, our Board of Directors declared a year-end cash dividend of ¥50 per share of common stock to shareholders of record as of June 26, 2013. The aforementioned per share cash dividends do not reflect a 2-for-1 share split effective on October 1, 2011 and April 1, 2012 and a 10-for-1 share split effective on April 1, 2014. We did not declare a cash dividend in 2014. On June 23, 2015, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2015. On June 29, 2016, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2016. The dividends declared in June 2013, 2015 and 2016 totaled ¥159.7 million, ¥106.5 million and ¥107.3 million respectively. We did not declare a cash dividend in 2017.

In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 30, 2017 was $1.00 = ¥112.40. The Company does not intend to imply that the

Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

		Average of
	At end of	month-end-
Fiscal years ended March 31,	period	rates	High	Low
			(¥ per $1.00)
2013	94.16	83.26	96.16	77.41
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017	111.41	108.31	114.19	100.07
2018*	112.40	111.52	118.32	108.40

Month ended	High	Low
	(¥ per $1.00)
January 2017	117.68	112.72
February 2017	114.34	111.74
March 2017	115.02	110.48
April 2017	111.52	108.40
May 2017	114.19	110.68
June 2017	112.42	109.16

*For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. Average exchange rate of fiscal year ending March 31, 2018, calculated based on the month-end exchange rates of April 1, 2017 through July 14, 2017.

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

We completed the acquisition of TechLaw Solutions, Inc. (now “FRONTEO Government Services, Inc.”) and EvD, Inc. (now “FRONTEO USA”) and the business of Essential Discovery, Inc. (“EDI”) in order to efficiently develop sales channels in the U.S. and enhance our business competitiveness.

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

We have significant amounts of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges of these assets.

Goodwill is not amortized and is tested annually for impairment of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. If the carrying amount of a reporting unit exceeds its fair value, we then perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any, and an impairment charge is recorded for the amount.

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

Although we believe that the most recent version of Lit i View (version 7.13, released in June 2017), which features improvements in predictive coding and, therefore, the speed and accuracy of our primary eDiscovery software, is a significant stride forward, not only compared to the previous version of Lit i View but also compared with Asian language products of our competitors, if we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose clients.

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

Our future success is heavily dependent upon the continued service of our key executives, including Masahiro Morimoto, our founder, Chairman and Chief Executive Officer, and Naritomo Ikeue, our Executive Vice-President, Group Chief Financial Officer, and Chief Operating Officer, among others. If we lose the services of senior members of our management or other key employees, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose clients. Each of our executive officers has entered into an employment agreement with us. We do not maintain key-man life insurance for any of our key executives. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

We require additional human resources and incur increased costs and administrative workload as a result of being a U.S. public company.

As a public company in the United States, we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. Although we are required to comply with Section 404(a) of the Sarbanes-Oxley Act when filing our annual report on Form 20-F for the fiscal year ended March 31, 2017, as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (Securities Act), we have decided to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012 (JOBS Act), which, assuming we continue to be an emerging growth company, allows us to delay complying with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

We have determined during our reporting process for the fiscal year ending March 31, 2017 that there were material weaknesses in our internal controls over financial reporting as of that date. If we fail to re-establish and maintain the effective system over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

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

In connection with the Company’s assessment of internal controls as of March 31, 2017, the Company has determined that, the material weaknesses in internal controls over financial reporting exist at FRONTEO USA, Inc. (FUSA) identified in the prior year remain, specifically in the areas of revenue recognition, income taxes and financial closing including other major recurring and non-recurring transactions. There have been notable improvements related to revenue recognition processes because of the Company’s focused remediation efforts during the year. However, the impact of the remaining material weaknesses of FUSA continues to have a negative impact on the overall financial statement close process, resulting in a material weakness in internal controls therein at the consolidation level.

Our management fully recognizes the importance of design, implementation, and maintenance of internal controls related to financial reporting. We will continue to put efforts to improve the control environment, strengthen the personnel in the accounting and finance departments of both FRONTEO and FUSA and establish effective measures to prevent the continuation or reoccurrence of such material weaknesses, in particular, by strengthening the controls related to revenue recognition, income taxes, financial closing including other major recurring and non-recurring transactions. Our management has been and will continue to be required to devote a substantial amount of time to review and implement remediation of these material weaknesses. However, until this remediation is complete, we cannot assure you that it will be completed in a timely manner. Furthermore, we expect to incur additional costs in remediating the material weakness that exist in our internal control over financial reporting.

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

ITEM 4.      INFORMATION ON THE COMPANY

4.A.      HISTORY AND DEVELOPMENT OF THE COMPANY

We were established in 2003 in Japan and commenced our operations under the name Universal Business Incubators, Inc. under the Commercial Code of Japan. focusing on importing and selling computer forensics tools within Japan, targeting domestic clients such as the National Police Agency and Japan’s Ministry of Defense. In August 2004, we changed our name to UBIC, Inc., and in 2005, we entered the eDiscovery and electronic data forensic investigations markets by leveraging the skills we had developed and refined through the application of our computer forensic tools.

In 2007, we listed our shares on the Mothers Marketplace of the Tokyo Stock Exchange (“TSE”), which is the primary market for high-growth and emerging technology companies on the TSE. During that year, we established our wholly-owned subsidiary UBIC North America, Inc. (“UNA”) with an office in Redwood City, California.

In 2009, we opened two offices in overseas: Seoul, South Korea and Hong Kong, China.

In 2010, we established Payment Card Forensics, Inc., a Japanese subsidiary with an 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc.,  a Japanese subsidiary with an 80% ownership interest. During that year, we also established two wholly-owned subsidiaries: UBIC Korea, Inc. and UBIC Taiwan, Inc. with offices in Seoul, South Korea and in Taipei, Taiwan, respectively. In addition, we opened our office in Reston, VA during the year.

In 2012, we established UBIC Patent Partners, Inc. as our wholly-owned subsidiary in Japan. During that year, we also opened our office in New York.

In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC” (since July 1, 2016, “FTEO”) and relocated our Reston office to Washington D.C.

In August 2014, we acquired TechLaw Solutions, Inc. (“TLS”), as our wholly-owned U.S. subsidiary, to expand our presence in the U.S. market for complete eDiscovery services. Headquartered in Chantilly, Virginia, TLS had a review center in New York and an operating center in Golden, Colorado. We also opened our office in Los Angeles, California during that year.

In February 2015, we acquired the remaining 20% ownership shares of UBIC Risk Consulting, Inc. and subsequently absorbed into the Company through an absorption-type merger. In April 2015, we established UBIC Medical, Inc., as our wholly-owned subsidiary in Japan. In July 2015, we acquired EvD, Inc., (“EvD”) as our wholly-owned U.S. subsidiary to further expand our capabilities and service network. Headquartered in San Francisco, California, EvD had branch offices in New York, New York, Phoenix, Arizona, Houston, Texas, Portland, Oregon and Los Angeles, California, in addition to an operating center in Manila, Philippines. In September 2015, we established Rappa, Inc., as our wholly-owned subsidiary in Japan, and in October 2015, we merged UBIC Patent Partners, Inc. into the Company through an absorption-type merger. During that year, we opened a new review center in Washington D.C. and in February 2016, a new flagship review center in New York to further expand our review capabilities and service offerings in the U.S. and internationally.

In 2016, we launched the “FRONTEO” rebranding strategy in support of the Company’s vision and mission of creating a brighter future for its clients and society, and we changed the names to FRONTEO as our new worldwide brand, including wholly-owned subsidiaries. The word FRONTEO was derived from the word ‘FRONT’ and the Latin word ‘EO’, with a combined meaning of ‘moving forward’. FRONTEO has the experience and vision to move forward, by fully engaging and servicing our clients, driving innovation into our product development cycles, and expanding our global capabilities to continue to create deep value for clients and consumers alike. As part of the rebranding strategy and expected synergy, we have integrated the operations of our three U.S. subsidiaries, i.e., UNA, EvD and TLS, whereby UNA was merged into and with EvD, and TLS became a wholly-owned subsidiary of EvD, primarily responsible for government contracts.  Effective July 1, 2016, the names of UBIC and its group companies were changed as follows:

Until June 30, 2016	From July 1, 2016
UBIC, Inc.	FRONTEO, Inc.
UBIC MEDICAL, Inc.	FRONTEO Healthcare, Inc.
Rappa, Inc.	FRONTEO Communications, Inc.
EvD, Inc. / UBIC North America, Inc.	FRONTEO USA, Inc.
Tech Law Solutions, Inc.	FRONTEO Government Services, Inc.
UBIC Korea, Inc.	FRONTEO Korea, Inc. (주식회사 프론테오코리아)
UBIC Taiwan, Inc.	FRONTEO Taiwan, Inc. (幅銳態科技股份有限公司)

The integration of eDiscovery services, products and client support under the FRONTEO brand to amplify the Company’s global leadership role in the delivery of legal technology, litigation support services, Business Intelligence (“BI”) applications and Artificial Intelligence (“AI”) solutions. The newly unified FRONTEO will be well positioned as a leading provider of comprehensive services across the eDiscovery spectrum, as well as in other vertical markets leveraging its AI platform:

•	Global eDiscovery

•	Managed Review Services

•	Multi-language Specialization

•	Advanced Forensic

•	FRONTEO TRUST BI Portal

•	Early Case Assessment

•	Analytics and Technology Assisted Review and AI Engine and Applications for Healthcare

•	Digital Marketing and Retail Sectors

In August 2016, we established FRONTEO EMEA, Ltd. as a wholly-owned subsidiary of FRONTEO USA, Inc. in London, England to expand our service offerings in European market, and in November 2016, we acquired the business of Essential Discovery, Inc. (“EDI”), a boutique eDiscovery firm with specialization in document reviews with Fortune 250 corporations and AM Law 100 clients. We believe that EDI is a strategic fit into the expansive network that FRONTEO already has in place.

We apply our capital expenditures primarily to develop new eDiscovery technologies, to improve the delivery of services and to expand global operating capabilities as well as to promote AI technologies by focusing on client needs in each market we serve. Our capital expenditures were ¥689.3 million, ¥1,125.8 million and ¥1,369.5 million in fiscal years ended March 31, 2015, 2016 and 2017, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Konan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (3) 5463-6344. Our corporate website is http://www.fronteo.com/global/. Our agent for the service of process in the U.S. is FRONTEO USA, Inc., 1114 Avenue of the Americas, 4th Floor, New York, NY 10036.

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

The various stages of the eDiscovery process are referred to as the electronic discovery reference model (EDRM) and are set forth below:

•

Information Management—Getting your electronic house in order to mitigate risk & expenses should eDiscovery become an issue, from initial creation of ESI (electronically stored information) through its final disposition.

•	Identification—Locating potential sources of ESI & determining its scope, breadth & depth.

•	Preservation—Ensuring that ESI is protected against inappropriate alteration or destruction.

•	Collection—Gathering ESI for further use in the eDiscovery process (processing, review, etc.).

•	Processing—Reducing the volume of ESI and converting it, if necessary, to forms more suitable for review & analysis.

•	Review—Evaluating ESI for relevance & privilege.

•	Analysis—Evaluating ESI for content & context, including key patterns, topics, people & discussion.

•	Production—Delivering ESI to others in appropriate forms & using appropriate delivery mechanisms.

•

Presentation—Displaying ESI before audiences (at depositions, hearings, trials, etc.), especially in native & near-native forms, to elicit further information, validate existing facts or positions, or persuade an audience.

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

While the eDiscovery market is forecast to grow at a CAGR of 16.2% from 2014 to 2022, the highest growth is expected in the off-premise, or “cloud,” software market and its CAGR is forecast at 23.3%. We provide a one-stop, cloud-based eDiscovery solution with AI-based software that saves cost and time significantly. As our solutions demonstrate their value in the market place, we anticipate that they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

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

•

Multiple Convenient Data Processing Sites. We believe we are the only eDiscovery provider with a data processing center in each of Japan, U.S., South Korea, Philippines and Taiwan. Thus, we can conduct the entire process of eDiscovery in Asia and avoid sending non-responsive electronic data to law firms or other parties in the United States, thereby potentially making such confidential and proprietary data subject to the jurisdiction of U.S. courts. Additionally, we believe the proximity of our data processing sites to many of our clients enables us to secure and process information more quickly than our competitors.

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

•

Big Data Compatible Cloud Infrastructure. Once a review project is complete, the documents and data collected for the case are usually tossed aside. When a similar case arises at a later time, the same data has to be re-collected, re-processed and re-reviewed. FRONTEO’s Lit i View BIG DATA CASE MANAGER (BDCM) treats data as “information capital” with the goal that it can be re-used in similar future matters to greatly reduce costs and time associated with eDiscovery. The BDCM can consolidate huge volumes of electronic data from past cases into one unified system. This enables parties to effectively access information from past cases for current and future litigation matters.

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

Business Strategy

As a leading eDiscovery company in Asia, we have developed our own eDiscovery software, Lit i View which supports Asian languages (Japanese, Chinese and Korean), and provide one-stop solutions with the highest levels of technology and know-how to analyze and process ESI for litigation.

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

Expansion of Existing Legal Business in the United States

We will continue to seek to expand and optimize our existing United States legal business operations after the acquisition of TLS, EvD, and EDI. The Company will seek to expand its U.S.-based business by streamlining operations of its U.S. subsidiaries and acquiring large-scale projects from Asian and North American companies.

We will also aim to boost sales in the review services using Lit i View, eDiscovery support software equipped with predictive coding, powered by the Company’s unique artificial intelligence technology.

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

Legal / Compliance Professional Services

Lit i View Software

We developed KIBIT, a powerful AI system to automatically analyze documents and offer deeper insight into ESI. Lit i View EMAIL AUDITOR (renamed KIBIT Email Auditor) was released in 2014 as the first solution powered by KIBIT. It is provided to clients both by on-premise and through the cloud and automatically audits large volumes of emails based on its extensive experience in assisting clients with their compliance issues. In the fiscal year ended on March 31, 2016, we also began to provide and sell an intellectual property strategy support system for analyzing a large patent-related information “Lit i View PATENT EXPLORER (renamed KIBIT Patent Explorer),” as well as a business data analysis system “Lit i View AI Sukedachi Samurai (renamed KIBIT Knowledge Probe) to global financial institutions and manufacturers.

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

Clients

We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States, Europe and Asia. Since our inception, approximately 750 clients have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our clients that represented more than approximately 10% of total revenue during one or more of the last three fiscal years include TMI Associates. Because we are retained by these clients for specific projects as they arise, we expect that we will have different major clients from year to year. In the future, the expansion of our Lit i View BIG DATA CASE MANAGER solution may provide an opportunity to develop ongoing and more stable client relationships.

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

Sales by Market and Segment

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

We provide a variety of eDiscovery and forensic services (“legal service”) which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. and FRONTEO Government Services, Inc., U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S. -based attorneys who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by other foreign subsidiaries for foreign clients other than those who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc.

FRONTEO, Inc. and its domestic subsidiaries also provide AI based business, such as healthcare and data marketing.Our legal service operations in Japan, the U.S. and Other (which includes South Korea and Taiwan), and AI based service in Japan have been identified as the four operating segments of the Company.

Our chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the four operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

AI based service in Japan segment has met a quantitative threshold for the year ended March 31, 2017 and the segment data for the year ended March 31, 2016 were presented for comparative purposes. No segment data for the year ended March 31, 2015 has been presented because AI based service did not exist in that period.

Each legal service segment recognizes revenue for which the segment has a direct contractual relationships with its clients. Most of the our clients are either corporate clients in Asia or U.S.- based law firms representing corporate clients in Asia. If our services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment although the end corporate client may be located in areas other than the U.S.

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

As of July 1, 2017, in Japan, we have applied for patents for 67 inventions and have been granted patents on 55 of them and in the United States, we have applied for patents for 38 inventions and have been granted patents on 5 of them. Moreover, many trademarks have been registered in many countries across the world, including “FRONTEO,” “KIBIT,” “Lit i View,” and “Landscaping,” as brands representing the uniqueness of the above technologies

Competition

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

4.C.      ORGANIZATIONAL STRUCTURE

As of July 1, 2017, FRONTEO has three Japanese subsidiaries and four overseas subsidiaries. The following table sets forth for each of our consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

		Proportion of
Name of Consolidated	Jurisdiction of	ownership and
Subsidiary	Incorporation	voting interest	Principal Activities
Payment Card Forensics, Inc. (1)	Japan	60.0%	Credit card forensic investigation business
FRONTEO Healthcare, Inc. (2)	Japan	99.3%	Analysis of large volume medical data
FRONTEO Communications, Inc. (3)	Japan	100.0%	Digital product marketing and sales
FRONTEO Government Service, Inc. (4)	U.S.	100.0%	eDiscovery product marketing and sales
FRONTEO USA, Inc. (5)	U.S.	100.0%	eDiscovery product marketing and sales
FRONTEO Korea, Inc.(6)	South Korea	100.0%	eDiscovery product marketing and sales
FRONTEO Taiwan, Inc.(7)	Taiwan	100.0%	eDiscovery product marketing and sales

The FRONTEO group consists of FRONTEO, Inc. and seven consolidated subsidiaries. The group companies are engaged in large volume data analysis business activities as represented by eDiscovery services.

(1)	Payment Card Forensics, Inc. was established in 2010 as a subsidiary of FRONTEO, Inc. and International Certificate Authority of Management System Co., Ltd. which owns 40%.
(2)	FRONTEO Healthcare, Inc. was established in April, 2015 as a wholly-owned subsidiary of FRONTEO, Inc.
(3)	FRONTEO Communications, Inc. was established in September 2015 as a wholly-owned subsidiary of FRONTEO, Inc.
(4)	FRONTEO Government Services, Inc. was acquired by FRONTEO, Inc. in 2014, and is currently a wholly-owned subsidiary of FRONTEO USA, Inc.
(5)

FRONTEO USA, Inc. (formerly EvD, Inc.) was acquired by FRONTEO, Inc. in July, 2015, and absorbed UBIC North America, Inc. in 2016, which was established in 2007 as a wholly-owned subsidiary of FRONTEO, Inc.

(6)	FRONTEO Korea, Inc. was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.
(7)	FRONTEO Taiwan, Inc. was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.
(8)

FRONTEO, Inc. acquired the outstanding capital stock of UBIC Risk Consulting, Inc. which were not owned by us and 20% of all to make it our wholly-owned subsidiary in February 2015, and subsequently absorbed it through an absorption-type merger in March 2015.

(9)	UBIC Patent Partners, Inc. was our wholly-owned subsidiary and was merged with and into FRONTEO, Inc. in October 2015.

4.D.      PROPERTY, PLANT AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2016 and March 31, 2017 consisted of the following:

	As of March 31,
	2016	2017
	(thousands of yen)

Leasehold improvement	¥604,647	¥710,576
Furniture and fixtures	133,207	140,952
Computers	1,352,862	1,257,079
Assets under capital lease, principally office equipment	17,471	131,318
Motor vehicles and transport equipment	3,969	11,223
Capitalized computer software costs	2,257,898	2,328,190
Other	—	4,029
Total	4,370,054	4,583,367
Accumulated depreciation and amortization	(2,329,870)	(2,442,871)
Property and equipment and capitalized computer software, net	¥2,040,184	¥2,140,496

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

Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 35,580 square feet of commercial space under a lease that expires in September 2019. We use this space for our principal sales, research and development, client service and administrative purposes.

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

Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis”, when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, a client’s demand for our services and solutions tends to be much less extensive. This means that contracts for our services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period, unless a new need for our services arises.

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

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our proprietary eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). In the future, it is our intent to focus on our TAR solutions where we provide a more direct and differentiated value proposition to our customers. Our TAR solutions are powered by KIBIT, our AI technology, and designed to perform reviews of large volumes of data and are intended to identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that, as our TAR based solutions demonstrate their value in the marketplace, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

Currently, our advantages in the eDiscovery market reside in our technical competencies for dealing with Asian languages and the strong local support capabilities within Asia. As such, many customers are Asian enterprises, including Japanese, South Korean and Taiwanese companies. In the past, we were disadvantaged in the vendor selection process because the discovery vendor selection by Asian enterprises is under significant influence of U.S. law firms, despite our distinct competitive advantages based on quality, cost and data security.

Our countermeasures against this situation include the enhancement of sales and marketing personnel in the U.S., joint marketing with U.S. law firms, and increasing our brand awareness in the U.S. market through public relations activities. Our acquisitions of TLS, EvD and EDI resulted in a significant, positive impact in the growth and development of our business and revenue. Since TLS joined us in the latter half of 2014, a number of orders from non-Asian clients or their U.S. law firms have been received, and sales in the U.S. have been increasingly a major part of our revenue after the acquisition of EvD in July 2015 and EDI in November 2016.

Of the various components of eDiscovery including evidence identification and retention, data collection and processing, analysis and hosting, hosting has shown steady growth. While historically the review of gathered documents and data was performed manually, significant increases in the volume of information maintained by enterprises have made the manual review procedures difficult, inefficient and costly. Recent technology called predictive coding has been developed, and as the overall industry transforms from manual review processes to technology-assisted review through the use of predictive coding and other technology, many eDiscovery vendors have been downsizing or eliminating their manual review services. We have successfully developed advanced predictive coding technology, powered by our AI technology and tacit knowledge derived from human experiences and reasoning. We believe that our predictive coding technology will enable us to manage the transition away from manual review services better than our competitors.

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

For the year ended March 31, 2015, the Japanese yen gradually increased against the U.S. dollar to approximately ¥101 by July, but then generally weakened and, after recording an annual high of ¥122 to the U.S. dollar for the fiscal year, ended at approximately ¥120 to the U.S. dollar on March 31, 2015.

For the year ended March 31, 2016, the Japanese yen gradually depreciated against the U.S. dollar to approximately ¥126 by June, but then generally strengthened and, after recording an annual low of ¥111 to the U.S. dollar for the fiscal year, ended at approximately ¥113 to the U.S. dollar on March 31, 2016.

For the year ended March 31, 2017, the Japanese yen gradually increased against the U.S. dollar to approximately ¥100 by August, but then generally weakened and, after recording an annual high of ¥114 to the U.S. dollar for the fiscal year, ended at approximately ¥111 to the U.S. dollar on March 31, 2017.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥6,304.9 million, ¥10,556.2 million and ¥11,220.8 million in the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

	For the year ended March 31,
	2015		2016		2017
	(thousands of yen, except per share data)
Revenue	¥6,279,615	99.6%	¥10,529,287	99.7%	¥11,208,041	99.9%
Operating revenue from reimbursed direct costs	25,311	0.4	26,949	0.3	12,734	0.1
Total revenue	6,304,926	100.0	10,556,236	100.0	11,220,775	100.0
Cost of revenue	3,140,080	49.8	5,746,069	54.4	6,904,980	61.5
Reimbursed direct costs	25,311	0.4	26,949	0.3	12,734	0.1
Selling, general and administrative expenses	2,864,113	45.4	4,853,497	46.0	5,481,912	48.9
Total operating expense	6,029,504	95.6	10,626,515	100.7	12,399,626	110.5
Operating income (loss)	275,422	4.4	(70,279)	(0.7)	(1,178,851)	(10.5)
Interest income	1,699	*	1,672	*	3,634	*
Interest expense	(28,177)	(0.4)	(54,793)	(0.5)	(125,743)	(1.1)
Gain (loss) on derivatives	―	―	(258,205)	(2.4)	43,594	0.4
Foreign currency exchange gains (losses)	200,438	3.2	161,680	1.5	(13,751)	(0.1)
Dividend income	9,000	0.1	11,250	0.1	14,400	0.1
Other—net	(85)	*	(20,075)	(0.2)	(60,255)	(0.5)
Income (loss) before income taxes	458,297	7.3	(228,750)	(2.2)	(1,316,972)	(11.7)
Income taxes (benefit)	238,094	3.7	183,125	1.7	(458,109)	(4.1)
Net income (loss)	220,203	3.6	(411,875)	(3.9)	(858,863)	(7.7)
Less: Net income attributable to noncontrolling interests	1,750	*	5,757	*	6,224	*
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥218,453	3.4%	¥(417,632)	(4.0)%	¥(865,087)	(7.7)%

* Less than 0.1%

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Total revenue

Total revenue for the year ended March 31, 2017, increased by ¥664.5 million, or 6.3%, to ¥11,220.8 million compared with the year ended March 31, 2016 of ¥10,556.2 million. The increase in total revenue came primarily from FRONTEO USA and the emerging Artificial Intelligence business (“AI”) in Japan. Revenue from the U.S. segment for outside customers for the year ended March 31, 2017 increased by ¥577.3 million, or by 9.3% to ¥6,801.0 million representing 60.6% of consolidated revenue.

Revenue from our eDiscovery services increased by ¥415.2 million, or 4.1%, to ¥10,461.4 million in the year ended March 31, 2017 from ¥10,046.1 million in the comparable period in the previous year. The increase in revenue from our eDiscovery business was due to the acquisition of EvD and EDI, as described above.

Revenue from legal and compliance professional services (LCPS) and other services were ¥759.4 million, which increased 48.9% from the previous fiscal year. The increase was attributable primarily to “Lit i View XAMINER”, “Lit i View EMAIL AUDITOR” and other software driven by KIBIT, our AI technology.

Cost of revenue

Cost of revenue for the year ended March 31, 2017 increased by ¥1,158.9 million, or 20%, to ¥6,905.0 million from ¥5,746.1 million for the year ended March 31, 2016. The majority of this increase was primarily due to labor and facility costs in the U.S. which increased by ¥1,600.9 million to ¥3,427.6 million. The increase was partially offset by decreases in the cost of outside labor and Software License fees to run or review business which decreased by ¥104.6 million to ¥567.5 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2017 by ¥628.4 million, or 12.9%, to ¥5,481.9 million from ¥4,853.5 million for the year ended March 31, 2016. This was due primarily to labor and facility costs in the U.S., sales and marketing spending to launch rebranding write off of fixed assets and increased audit fees owing to our material weaknesses in internal control over financial reporting in the U.S.

Operating income (loss)

We incurred an operating loss of ¥1,134.7 million for the year ended March 31, 2017, which was ¥1,064.4 million higher than our operating loss of ¥70.3 million for the year ended March 31, 2016. This increase was primarily due to the increases in labor and facility spending in the U.S., combined with increases in sales and marketing expenses.

Other

•

Interest income for the year ended March 31, 2017 increased to ¥3.6 million or by ¥2.0 million from ¥1.7 million for the year ended March 31, 2016, due primarily to increase in cash and cash equivalent balances during the year.

•

Interest expense for the year ended March 31, 2017 increased to ¥125.7 million or by ¥71.0 million from ¥54.8 million for the year ended March 31, 2016, due primarily to an increase in debt balances for the during the year.

•

We recorded gain on derivatives for the year ended March 31, 2017 of ¥43.3 million compared to loss on derivatives of ¥258.2 million in the prior year which was resulted primarily from the cross currency interest rate swaps.

•

We incurred foreign exchange loss of ¥13.8 million for the year ended March 31, 2017, compared to gain of ¥161.7 million for the year ended March 31, 2016. The negative impact was due to an increase in U.S dollar denominated receivables from foreign subsidiaries and the continuing strong Japanese yen.

•	Dividend income for the year ended March 31, 2017 was ¥14.4 million, compared to ¥11.3 million for the year ended March 31, 2016.

•

Other loss for the year ended March 31, 2017 was ¥60.3 million, or increased by ¥40.2 million, compared to ¥20.1 million for the year ended March 31, 2016, primarily related to increase in miscellaneous income deductions.

Income taxes (benefit)

Income tax (benefit) for the year ended March 31, 2017 was ¥ (458.1) million, compared with an income tax of ¥183.1 million for the year ended March 31, 2016. Our effective tax rates for the years ended March 31, 2016 and 2017 were negative 80.1% and positive 34.7%, respectively. The negative effective tax rate in the prior year was primarily due to an increase in acquisition-related costs and earn-out expenses which are not deductible for tax purpose and an increase in valuation allowance against deferred tax assets related to net operating loss carryforwards of certain subsidiaries. The positive effective tax rate of 34.7% for the year ended March 31, 2017 was primarily due to a decrease in valuation allowance of deferred tax assets as we expect to utilize net operating losses of foreign subsidiaries.

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net loss attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2017 was ¥865.1 million compared with net loss attributable to FRONTEO, Inc. shareholders of ¥417.6 million in the prior year, due to an increases in the cost of revenue and selling, general and administrative expenses as described above, partially offset by income tax benefit attributable to operating loss for the year.

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

•

Foreign currency exchange gain for the year ended March 31, 2016 was ¥161.7 million, compared to ¥200.4 million for the year ended March 31, 2015. The negative impact was due to an increase in U.S dollar denominated long term bank borrowings and the continuing strong Japanese yen.

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

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net loss attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2016 was ¥417.6 million compared with net income in the prior year of ¥218.5 million, due to an increases in the selling, general and administrative expenses to launch healthcare and digital marketing business, costs and earn-out expenses related to acquisition of EvD and loss on derivatives.

Operating Segments

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available to be evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

The Company provides a variety of eDiscovery and forensic services which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, FRONTEO USA, Inc.  and FRONTEO Government Services, Inc. , and U.S. based wholly-owned subsidiaries of FRONTEO, Inc., for clients based in the U.S. or represented by U.S. -based attorneys who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by other foreign subsidiaries for foreign clients other than those who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc.

FRONTEO and its domestic subsidiaries also provide AI based business, such as healthcare and data marketing.

Our legal service operations in Japan, the U.S. and other (which includes South Korea and Taiwan), and AI based service in Japan have been identified as the four operating and reportable segments of the Company.

Our Chief Executive Officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the four operating segments and makes decisions regarding allocation of resources. Our chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

AI based service in Japan segment has met a quantitative threshold for the year ended March 31, 2017 and the segment data for the year ended March 31, 2016 were presented for comparative purposes. No restated segment data for the year ended March 31, 2015 has been presented because AI based service did not exist in that period.

Each legal service segment recognizes revenue for which the segment has a direct contractual relationships with its clients. If our services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment although the end corporate client may be located in areas other than the U.S.

Our reportable segments are the same as our operating segments. Segment information for the years ended March 31, 2015, 2016 and 2017 is as follows:

Revenue:

	Thousands of Yen
	2015		2016	2017
Japan-legal
Outside customers		¥3,105,983	¥3,726,683	¥3,740,903
Intersegment*(1)		739,796	844,455	571,889
Total		3,845,779	4,571,138	4,312,792

Japan-AI
Outside customers	¥	―	¥118,915	¥288,012
U.S.
Outside customers		2,784,470	6,223,652	6,800,966
Intersegment*(1)		121,546	101,628	179,763
Total		2,906,016	6,325,280	6,980,729

Other
Outside customers		384,007	483,758	377,850
Intersegment*(1)		124,488	138,977	47,876
Total		508,495	622,735	425,726

Eliminations		(985,830)	(1,085,061)	(799,529)

Total revenue after eliminations		6,274,460	10,553,007	11,207,730

Adjustments*(2)		30,466	3,229	13,045

Total consolidated revenue		¥6,304,926	¥10,556,236	¥11,220,775

*(1)  Intersegment transaction prices and other conditions are determined based on market prices and total costs of transactions.

*(2)  These amounts primarily represent the net impact of adjustments arising from the differences in timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measure:

	Thousands of Yen
	2015	2016	2017
Segment profit (loss)
Japan	¥303,149	¥557,597	¥698,608
Japan-AI		(527,420)	(728,926)
U.S.	39,926	35,013	(1,132,981)
Other	(77,006)	3,933	(43,363)

Total segment profit after eliminations	266,069	69,123	(1,206,662)

Adjustments*(3)	9,353	(139,402)	27,811

Total consolidated operating income (loss)	275,422	(70,279)	(1,178,851)

Unallocated amounts:
Interest income	1,699	1,672	3,634
Interest expense	(28,177)	(54,793)	(125,743)
Gain(loss) on derivatives	—	(258,205)	43,594
Foreign currency exchange gains (losses)	200,438	161,680	(13,751)
Dividend income	9,000	11,250	14,400
Other-net	(85)	(20,075)	(60,255)

Total consolidated income (loss) before income taxes	¥458,297	¥(228,750)	¥(1,316,972)

*(3)  Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, remeasurement of earn-out and vacation allowance expenses for employees.

Segment Assets:

	Thousands of Yen
	2016	2017
Segment assets
Japan	¥11,586,133	¥12,334,732
Japan-AI	358,045	3,468,157
U.S.	7,658,961	8,600,034
Others*(4)	720,152	734,277

Eliminations	(7,404,501)	(8,978,328)

Total segment assets after eliminations	12,918,790	16,158,872

Adjustments*(5)	(52,135)	86,736

Total consolidated assets	¥12,866,655	¥16,245,608

*(4)  The Company recognized an impairment loss on long-lived assets of ¥5,144 thousand for the year ended March 31, 2016 consisted of property, plant and equipment owned by a subsidiary in Taiwan.

*(5)  Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2015	2016	2017
Capital expenditures
Japan	¥575,196	¥300,447	¥616,757
Japan-AI	―	155,442	384,606
U.S.	89,463	660,982	361,777
Others	24,628	8,982	6,331

Total consolidated capital expenditures	¥689,287	¥1,125,853	¥1,369,471

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2 of the notes to the consolidated financial statements.

Other Significant Items:

	Thousands of Yen
	2015	2016	2017
Depreciation and amortization
Japan	¥431,287	¥474,533	¥444,094
Japan-AI	―	48,504	125,715
U.S.	113,768	313,025	429,618
Others	42,703	47,545	39,769

Total depreciation and amortization	587,758	883,607	1,039,196

Adjustments*(6)	1,774	12,218	9,431

Total consolidated depreciation and amortization	¥589,532	¥895,825	¥1,048,627

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

For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand, representing approximately 11.2% of the total revenue.

The information concerning revenue by service categories for the years ended March 31, 2015, 2016 and 2017, is presented below:

	Thousands of Yen
	2015	2016	2017
eDiscovery
Review	¥832,492	¥1,998,276	¥2,630,785
Other	5,027,090	8,047,850	7,830,595
Total	5,859,582	10,046,126	10,461,380
Investigation	299,095	283,957	304,233
AI	—	118,914	288,011
Sales of software	24,344	41,054	44,523
Sales of forensic tools	21,926	41,794	29,971
Forensic training	6,325	9,990	12,485
Other	93,654	14,401	80,172
Total revenue	¥6,304,926	¥10,556,236	¥11,220,775

Long-lived assets held in Japan, Japan-AI, the U.S., and Other as of March 31, 2017 were ¥308.4 million, ¥66.9 million, ¥771.7 million and ¥29.8 million, respectively. Long-lived assets include property and equipment.

Application of Critical Accounting Policies and Estimates

In reviewing our consolidated financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by management in applying critical accounting policies.

The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 to our annual consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical their significance to our reported results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by management in preparing our financial statements.

We have discussed the development and selection of critical accounting policies and estimates with our Board of Directors, and the Board of Directors has reviewed the disclosure relating to these, which are included in this annual report. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Revenue recognition

We have agreements with customers pursuant to which we perform various services. A majority of the our revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that we earn and bill for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. The scope and volume of services to be performed can change depending on customers’ requests, which are made on an optional and “as needed” basis, and customers may choose not to request additional services or may obtain similar services from other service providers.

We recognize revenue for eDiscovery and forensic services based on the agreed-upon prices and volume of services performed during the period. For these contractual arrangements, we have identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the customers because we or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. We use the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements, and allocates revenue to the various units of accounting in the arrangements based on the stated prices.

We also enter into multiple-element arrangements for software sales which includes undelivered elements that are not essential to the functionality of the delivered software and such undelivered elements only consist of post contract support. We account for them in accordance with ASC 985-605, “Software-Revenue Recognition.” We have not been able to establish a vendor-specific objective evidence of fair value(“VSOE”) of fair value to allocate the fee to the separate elements and thus recognize the entire arrangement fee on a straight-line basis over the contract period.

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

Useful lives of property and equipment

Property and equipment, net, recorded on our balance sheet was ¥1,177.2 million as of March 31, 2017, representing 7.2% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, while depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Our depreciation expenses for property and equipment for the years ended March 31, 2015, 2016 and 2017 were ¥246.0 million, ¥341.0 million and ¥351.8 million, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2017, were as follows:

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

Useful lives of capitalized computer software

Capitalized computer software costs, net recorded on our balance sheet were ¥963.2 million as of March 31, 2017, representing 5.9% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

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

Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2015, 2016 and 2017 were ¥302.8 million, ¥374.5 million and ¥455.9 million, respectively.

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

Goodwill and Intangible Assets

Goodwill is not amortized and is tested annually for impairment of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments or one level below the operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015 and thereafter, we elected to perform the aforementioned qualitative assessment of goodwill as of the measurement date of January 1. During the year ended March 31, 2017, we performed quantitative assessment of goodwill and confirmed that the carrying amount of a reporting unit exceeded its fair value. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful life.

Intangible assets primarily consist of customer relationships and trademarks. We have estimated the weighted average amortization periods for the customer relationship, noncompete agreement, favorable leases, trademarks to be 15 years, 3 years and 3 years, and 10 years, respectively.

Valuation of investments

We have investments in securities, and the valuation of investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2017, we had available-for-sale securities of ¥500.4 million and cost method investments of  ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

•	the duration of the decline in value of the security and the severity of the decline;

•	the financial condition and near term prospects of the investee; and

•	our intent and ability to hold the equity security until forecasted recovery.

No losses on impairment of investments in certain marketable equity securities were recognized for the years ended March 31, 2015, 2016, and 2017.

Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are an increase of ¥89.7 million, an increase of ¥78.2 million and a decrease of ¥15.8 million for the years ended March 31, 2015, 2016 and 2017, respectively.

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

We recorded ¥27.2 million, ¥78.4 million and ¥53.0 million as share-based compensation expense for the years ended March 31, 2015, 2016 and 2017, respectively.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2015, 2016 and 2017.

Although we believe that the amount of net deferred tax assets will be realized, this could change in the near term if estimates of future taxable income are revised and the effect on our consolidated financial position and results of operations could be significant.

Reconciliations between the amount of reported income tax expense (benefit) and the amount of income tax expense (benefit) computed using the normal statutory tax rate for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands of Yen
	2015	2016	2017
Amount computed using normal Japanese statutory tax rate	¥163,336	¥(75,716)	¥(403,257)
Increase (decrease) in taxes resulting from:
Change in valuation allowance	31,545	44,004	48,845
Change in statutory tax rate	15,798	18,074	—
Share-based compensation expense	6,927	21,531	(7,814)
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	15,776	14,475	(104,407)
Officers’ remuneration not deductible for tax purpose	4,870	—	—
Research and development tax credit	(7,513)	—	(5,748)
Non-deductible acquisition costs and earn-out liabilities adjustment	—	157,739	—
Others-net	7,355	3,018	14,272
Income tax expense (benefit) as reported	¥238,094	¥183,125	¥(458,109)

The change in the valuation allowance for the year ended March 31, 2015 includes an increase of ¥20,536 thousand in the valuation allowance of the foreign subsidiaries in Taiwan and a domestic subsidiary as of March 31, 2015 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2015 and an increase of ¥28,395 thousand in the valuation allowance for the deferred tax assets arising from acquisition-related costs, and a decrease of ¥16,262 thousand in the valuation allowance for the deferred tax assets arising from research and development tax credits.

The change in the valuation allowance for the year ended March 31, 2016 includes an increase of ¥61,670 thousand in the valuation allowance of foreign subsidiaries in Taiwan and U.S. and domestic subsidiaries as of March 31, 2016 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2016 and a decrease of ¥17,666 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Korea.

The change in the valuation allowance for the year ended March 31, 2017 includes an increase of ¥50,528 thousand in the valuation allowance of foreign subsidiaries in U.S. and domestic subsidiaries as of March 31, 2017 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2017 and a decrease of ¥1,683 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

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

On March 29, 2016, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate was reduced from 32.34 percent to 30.86 percent for the two years from April 1, 2016 to March 31, 2018 and from 32.34 percent to 30.62 percent from the fiscal year beginning April 1, 2018. The impact of the tax law changes was a net deferred income taxes benefit of ¥18,074 thousand for the year ended March 31, 2016.

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

Recent Accounting Pronouncements

See Note 1 of the notes to the consolidated financial statements.

5.B.      LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2017, we had cash and cash equivalents of ¥4,533.1 million.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with important sources of funds for acquisitions of business and capital equipment as well as for working capital needs to support business growth and technology development.

As of March 31, 2016 and 2017, the Company’s short-term debt consisted of bank borrowings of ¥52,000 thousand and ¥1,000,000 thousand, respectively with a weighted average interest rate of 0.5%.

Under a ¥700.0 million five-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, we borrowed ¥350 million when the arrangement was signed and an additional ¥350 million in May 2012. As of March 31, 2016 and 2017, the balance of such borrowings was  ¥87.5 million and ¥0, respectively, as the loan balance was fully paid off on September 30, 2016 upon the maturity of the loan arrangement.

On December 28, 2012, we entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that originally matured on December 27, 2013. The Company renewed the agreement to extend the maturity to December 22, 2017. Any further extension of the maturity date of the credit facility is subject to the consortium’s approval. As of March 31, 2017, the balance of borrowings under this facility was ¥1,000 million. The Company entered into a ¥90 million one year bank overdraft agreement with certain bank for which the unused balance outstanding as of March 31, 2017 was ¥90 million.

Bank of Tokyo Mitsubishi UFJ has been our main financing bank since our founding. Bank of Tokyo Mitsubishi UFJ arranged our syndicated loan and short-term revolving credit facility. On July 26, 2016, we entered in to a ¥1,000 million syndicated loan arrangement with a consortium of banks, and on September 27, 2016, we entered into a ¥300 million six year syndicated loan arrangement with a consortium of banks. The Company borrowed ¥1,300 million with both agreements, and the balance of such borrowings as of March 31, 2017 was ¥1,300 million.

On July 28, 2015, we entered into a short-term loan agreements with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (“MUFJ”) and Sumitomo Mitsui Banking Corporation (“SMBC”) of a principal of ¥1,800 million for an each institution, to meet the financial requirements arising from the acquisition of EvD. The maturity date was January 29, 2016 for MUFJ and October 28, 2015 for SMBC. We refinanced twice for the borrowing from SMBC in the same institute which had the maturity dates of November 27, 2015 and 24 December 24, 2015 respectively. The borrowing rates for MUFJ and SMBC were TIBOR plus 0.2% per annum and the institution’s procurement interest rate in short-run market plus 0.3% per annum, respectively. After the acquisition of EvD, our management decided to implement a refinancing with long-term loans as part of a loan program through the Japan Bank for International Cooperation (“JBIC”) that supports the investments of Japanese companies in foreign countries. On November 30, 2015, we entered into a long-term loan agreements (the “JBIC-loan”) with MUFJ and SMBC in an aggregated principal of $20,440 thousand and ¥1,706 million from each institution utilizing the program of JBIC, and one of two tranches was executed on December 24, 2015. The borrowing is provided in twice, and the borrowing rates vary by currency and tranche. For MUFJ the borrowing rates are LIBOR plus 0.5% per annum for U.S. dollar-dominated borrowings and TIBOR plus 0.2% per annum for Japanese yen-dominated borrowings. For SMBC, LIBOR plus 0.3% per annum for US dollar-dominated borrowings and 0.5% or TIBOR plus 0.3% per annum for Japanese yen-dominated borrowings. The maturity date for both loans is December 24, 2020. As of March 31, 2016 and 2017, the balances of such borrowings were ¥3,565.3 million and ¥3,621.4 million, respectively. There are restrictive covenants related to the JBIC-loan including requirements to maintain a minimum level of net assets and ordinary income in our stand-alone and consolidated financial statements, measured under Japanese GAAP. We are required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years.

In December 2016, the Company issued zero coupon convertible bonds due November 2019 in the aggregate face amount of ¥2,500 million for ¥2,500 million. The notes were convertible to equity shares at the option of the holders at a price of ¥813 per share at any time on or after December 1, 2016. The Company was required to bifurcate the embedded features contained in the notes for accounting purposes and recognized additional paid-in capital of ¥100.3 million. During the year ended March 31, 2017, prior to the maturity date, convertible bonds with a face amount of ¥1,250 million were converted into 1,537,502 equity shares of the Company at a conversion price of ¥813 per share. FRONTEO recorded an increase of ¥625 million in “Common stock” and ¥619.4 million, net of issuance cost of ¥5.6 million in “Additional paid-in capital.” The carrying amount of these notes, with the accretion of discounts, is included in “Long-term debt” in the Company’s consolidated balance sheets.

Cash flows from operating activities

We generated (used) ¥1,014.0 million, ¥616.2 million and ¥(390.8) million of cash from operating activities for the years ended March 31, 2015, 2016 and 2017, respectively. The following table sets out information on our cash flows for the years indicated:

	For the year ended March 31,
	2015	2016	2017
	(thousands of yen)

Net cash provided by (used in) operating activities	¥1,013,980	¥616,240	¥(390,794)
Net cash used in investing activities	(1,413,188)	(4,710,421)	(953,077)
Net cash provided by financing activities	1,684,300	3,212,916	4,066,472
Effect of foreign currency exchange rate changes on cash and cash equivalents	54,725	(41,036)	14,621
Net increase (decrease) in cash and cash equivalents	1,339,817	(922,301)	2,737,222
Cash and cash equivalents, beginning of year	1,378,444	2,718,261	1,795,960
Cash and cash equivalents, end of year	¥2,718,261	¥1,795,960	¥4,533,182

Year ended March 31, 2017 as compared to the year ended March 31, 2016

Net cash used in operating activities was ¥390.8 million in the year ended March 31, 2017, a decrease of ¥1,007.0 million compared to net cash provided by operating activities of ¥616.2 million in the year ended March 31, 2016. This was primarily due to an increase in net loss by ¥447.0 million to ¥858.9 million in the year ended March 31, 2017 compared to net loss of ¥411.9 million in the year ended March 31, 2016 and an increase in deferred income tax benefit by ¥468.7 million to ¥498.9 million in the year ended March 31, 2017 compared to ¥30.2 million in the year ended March 31, 2016. We paid ¥515.6 million of income taxes during the year ended March 31, 2016 and received income tax refund of ¥10.8 million during the year ended March 31, 2017. Our days of sales outstanding in trade accounts receivable as of March 31, 2016 and 2017 were approximately 82 days and 88 days, respectively.

Net cash used in investing activities decreased to ¥953.1 million in the year ended March 31, 2017 from ¥4,710.4 million in the year ended March 31, 2016, or a decrease by ¥3,757.3 million. This decrease was primarily attributable to the prior year acquisition of EvD, the cost of which was amounted to ¥3,433.1 million. The decrease was partially offset by the capitalized software of ¥486.2 million and property and equipment of ¥328.4 million to support the expansion of our business for the year ended March 31, 2017.

Net cash provided by financing activities in the year ended March 31, 2017 was ¥4,066.5 million, an increase of ¥853.6 million from ¥3,212.9 million in the year ended March 31, 2016. Net cash provided by financing activities in the year ended March 31, 2017 primarily consisted of the proceeds from the ¥4,370.0 million of short-term borrowing, the proceeds from ¥1,855.9 million of long-term bank borrowing and proceeds from the ¥2,500.0 million of issuance of convertible bonds, while net cash provided by financing activities in the year ended March 31, 2016 primarily consisted of the proceeds from the ¥3,800.0 million of short-term borrowing and the proceeds from ¥3,761.5 of long-term bank borrowing. The increases were partially offset by net cash used for repayment of short-term debt in the years ended March 31, 2016 and 2017 of ¥3,784.0 million and ¥3,422.0 million, respectively.

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

Our capital expenditures relate primarily to the facility improvement including but not limited to our offices and review centers, the amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2015, 2016 and 2017, our capital expenditures were as follows:

	For the year ended March 31,
	2015	2016	2017
	(thousands of yen)

Capital expenditures	¥689,287	¥1,125,853	¥1,369,471

Our capital expenditures for the year ended March 31, 2015 related to the acquisition of data storage servers, the development of the upgraded Lit i View software and the acquisition of third-party software for internal use.

Our capital expenditures for the year ended March 31, 2016 related to the leasehold improvement in a new review center in New York, the acquisition of data storage servers, the development and upgrade of Lit i View software and the acquisition of third-party software for internal use. Our capital expenditures for the year ended March 31, 2017 relate to the development and upgrade of our Lit i View software and the acquisition of third-party software for internal use. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in Japan and the U.S.

Short-term and long-term bank borrowing

As of March 31, 2017, our short-term bank borrowings stood at ¥1,000.0 million with a weighted average interest rate of 0.5%. As of March 31, 2017, our long-term bank borrowings amounted to ¥5,439.8 million with a weighted average interest rate of 0.4%. Their maturities are at various dates through 2020.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. FRONTEO, Inc. leases data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. FRONTEO USA,Inc. leases office premises under non-cancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2015, 2016 and 2017, were approximately ¥380.0 million, ¥823.8 million and ¥1,047.4 million, respectively. Higher levels of working capital needs are expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

As noted in multiple parts of this annual report, we are committed to growing our sales and marketing force, expanding our internal administrative and finance capabilities and making strategic acquisitions of businesses and technologies, all with the intention of continuing the rapid growth of our operations, total revenue, operating revenue and net income. In order to do so, we intend to use our cash on hand, short term credit facility, bank borrowings and the net proceeds from convertible bonds. We believe that these resources are sufficient to permit us to implement our strategic plan and achieve these objectives.

Indebtedness

The following table shows our indebtedness as of March 31, 2016 and 2017:

	As of March 31,
	2016	2017
	(thousands of yen)

Long-term debt:
Secured bank loans	¥1,782,642	¥1,810,694
Unsecured bank loans	2,552,718	3,629,079
Capital lease obligations	5,613	120,247
Convertible bonds	—	1,185,502
Less: current portion of long-term debt	(703,986)	(808,229)
Long-term debt, net	3,636,987	5,937,293
Short-term debt:	52,000	1,000,000
Current portion of long-term debt	703,986	808,229
Total short-term debt	755,986	1,808,229
Total debt	¥4,392,973	¥7,745,522

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

As of July 1st, 2017, in Japan, we have applied for patents for 67 inventions and have been granted patents on 55 of them and in the United States, we have applied for patents for 38 inventions and have been granted patents on 5 of them. Moreover, many trademarks have been registered in many countries across the world, including “FRONTEO,” “KIBIT,” “Lit i View,” and “Landscaping” as brands representing the uniqueness of the above technologies.

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

5.E.      OFF-BALANCE SHEET ARRANGEMENTS

Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under ‘‘Tabular Disclosure of Contractual Obligations’’ and also in Note 8 to our consolidated financial statements, beginning on page F-1.

5.F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2017.

Payments due by period (thousands of yen)

Contractual Obligation	2018	2019	2020	2021	2022	Thereafter	Total
Long-term bank borrowings	¥774,278	¥873,082	¥752,734	¥2,690,105	¥260,000	¥85,551	¥5,435,750
Capital lease obligations	33,951	33,301	29,892	19,001	8,125	—	124,270
Convertible bonds	—	—	1,185,502	—	—	—	1,185,502
Operating lease obligations	353,645	296,852	218,960	158,841	148,950	—	1,177,248
Retirement and severence benefits	8,468	8,209	9,086	10,533	9,405	36,759	82,460
Total	¥1,170,342	¥1,211,444	¥2,196,174	¥2,878,480	¥426,480	¥122,310	¥8,005,230

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      DIRECTORS AND SENIOR MANAGEMENT

Directors, statutory auditors and executive officers of the Company as of June 30, 2017, and their respective business experience are listed below.  None of the persons listed below was selected as director, statutory auditor or executive officer pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed below.

Directors and Executive Officers

Directors and Executive Officers	Born	Position/Title
Masahiro Morimoto	1966	Chief Executive Officer and Chairman of the Board
Naritomo Ikeue	1972	Executive Vice-President, Group Chief Financial Officer, Chief Operating Officer and Director
Hideki Takeda	1973	Director, Chief Technology Officer, Behavior Informatics Laboratories
Makoto Funahashi	1945	Director
Hirooki Kirisawa	1966	Director
Yoshikatsu Shirai	1965	Corporate Officer, Chief Client Technology Officer
Syusaku Nozaki	1975	Corporate Officer, Regional Operations Japan
Seiji Tezuka	1964	Corporate Officer
Kentaro Yamagishi	1967	Corporate Officer
Kenji Yamanami	1972	Corporate Officer
Yongmin Cho	1973	Corporate Officer
Craig Carpenter	1971	Corporate Officer

Masahiro Morimoto:   Mr. Morimoto founded FRONTEO, Inc. (formerly known as UBIC, Inc.) in August 2003 and has been our Chief Executive Officer and Chairman of the Board of Directors since the formation of the Company.  Mr. Morimoto has also been a member of the Board of Directors of FRONTEO USA, Inc., our principal subsidiary in the U.S., which was formerly known as EvD, Inc. and UBIC North America, Inc. prior to the merger in July 2016. From 1989 to 1995, he worked for the Japan Maritime Self-Defense Force in various professional positions, and from 1995 to 2003, he served in various capacities for Applied Materials Japan, Inc., a wholly-owned subsidiary of Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry. We believe that Mr. Morimoto is qualified to serve on our Board of Directors because of his intimate familiarity with our company, his business experience and prior service as our director.

Naritomo Ikeue:   Mr. Ikeue is a Co-founder of the Company and has been a member of the Board of Directors since December 2003 and Executive Vice President (EVP) and Chief Operating Officer (COO) since November 2007. He has held various senior executive positions prior to becoming EVP and COO. He has also been a member of the Board of Directors of FRONTEO USA, Inc. and was President of UBIC North America, Inc. In April 2017, he was appointed Group Chief Financial Officer of the Company. From 1996 to 2003, he worked in various capacities for Applied Materials Japan, Inc. We believe that Mr. Ikeue is qualified to serve on our Board of Directors because of his intimate familiarity with our company, his business experience and his prior service as our director.

Hideki Takeda:   Mr. Takeda has been our Corporate Officer and Chief Technology Officer since January 2013.  He has been instrumental in the development of Lit i View and has been in the leadership role as a director of technology for the behavior informatics laboratories. He has been a member of the Board of Directors since June 2016. Mr. Takeda joined the Company in July 2009 as assistant manager of software development department and has served in key roles. Prior to joining the Company, he has held various management positions at software development companies for 13 years. We believe that Mr. Takeda is qualified to serve on our Board of Directors because of his technological expertise and extensive management experience in the behavior informatics.

Makoto Funahashi:   Mr. Funahashi has been an independent member of the Board of Directors of FRONTEO, Inc. since June 2008. Prior to becoming the Company’s independent director, Mr. Funahashi served in various senior capacities with the National Police Agency of Japan from 1968 to 2001, including as Deputy Minister for police technology from 1999 until his retirement. From March 2001 to April 2003, Mr. Funahashi served as special advisor to USE, Inc., a company in the information technology industry. From June 2003 to March 2011, he served in various capacities at NTT Data i and its predecessor, NTT Data Creation, including as a director from 2003 to 2008 and a senior advisor from 2008 to March 2011. We believe that Mr. Funahashi is qualified to serve on our Board of Directors because of his extensive management experience in the public sector and his technological expertise.

Hirooki Kirisawa:   Mr. Kirisawa has been an independent member of the Board of Directors of FRONTEO, Inc. since June 2010. Prior to becoming the Company’s independent director, Mr. Kirisawa served as one of our statutory auditors from August 2005 to June 2010. Mr. Kirisawa founded Kirisawa Tax Accounting Office in 2004 and has been Chairman of Kirisawa Tax Accounting Office since its formation. We believe that Mr. Kirisawa is qualified to serve on our Board of Directors due to his extensive accounting and business background and experience.

Yoshikatsu Shirai:   Mr. Shirai has been our Corporate Officer, Chief Client Technology Officer and Director of Total Product Support since August 2012. In his capacity, he has been responsible for managing global support for Lit i View. From September 2007 until August 2012, he served as a director of Technology Group, where he led the development of Lit i View. Prior to joining the Company, he served in various management positions at Applied Materials Japan, Inc., including as an engineering manager and a product manager from 1996 through December 2007.

Syusaku Nozaki:   Mr. Nozaki has been our Corporate Officer and General Manager of Regional Operations Japan since December 2008. Mr. Nozaki joined FRONTEO in August 2004 Director of Legal Tech Operation and has been responsible for managing eDiscovery Operations Group. In addition, he has served as President of Payment Card Forensics, Inc., our subsidiary company, since August 2010. Prior to joining the Company, he served in various capacities at Applied Materials Japan, Inc. including as a service engineer from April 1997 to July 2004.

Seiji Tezuka:   Mr. Tezuka joined the Company as Head of Business Solutions Division in January 2017, primarily responsible for creating a new market that utilizes AI for business, and he was appointed Corporate Officer in February 2017. Prior to joining the Company, he worked for various Japanese corporations such as Panasonic Corporation, HIKARI TSUSHIN, INC., CHINTAI Corporation and Recruit Co., Ltd., and held key executive management positions. At these companies, he was involved in key projects such as launching internet service and e-commerce business in Japan and introducing digital broadcast equipment for Japanese TV stations. At CHINTAI Corporation, as Representative Director and President, he successfully completed an initial public offering and established a joint holding company with ABLE & PARTNERS INC.

Kentaro Yamagishi:   Mr. Yamagishi has been serving as Corporate Officer since he joined the Company in February 2017, responsible for promotion and expansion of “B to B” and “B to C” businesses utilizing Kibiro, which is an artificial intelligence (“AI”) equipped robot; establishment of digital communication business utilizing KIBIT; and construction of business model. Prior to joining the Company, he served at HRR Inc. (currently Recruit Management Solutions Co., Ltd.), responsible for development of appropriate assessment and web test development in the R & D department. He was transferred to Human Resource Development Division of Recruit Co., Ltd., engaged in human resource education solution business for management, and was responsible for product development related to training. He also served at Recruit Management Solutions Co., Ltd. and conducted research, product development and business development of training products for human resource companies. Subsequently, Mr. Yamagishi joined Poppins Corporation in 2015. As head of the headquarters, he was responsible for projects focusing on childcare and nursing care market.

Kenji Yamanami:   Mr. Yamanami has been serving as Corporate Officer since he joined the Company in February 2017, responsible for overseeing legal business in Japan, creation of cross-border transactions and launch of AI business in the U.S. Prior to joining the Company, he worked for the Ministry of Economy, Trade and Industry (“MITI”) and engaged in the fields of IT industry, science and technology, intellectual property and high-tech industry and played a central role in the creation of privacy mark. He also worked for McKinsey & Company and engaged in projects such as strategy formulation, M & A, and improvement of operation, particularly in the technology industry. In addition, he worked for Rakuten, Inc. as an executive officer responsible for cross-border and marketing, contributing to an expansion of "Rakuten Ichiba" business, then he transferred to "Rakuten.com" which develops e-commerce business in the U.S., and he was responsible for a wide range of operations, such as introduction of point marketing in the U.S., maintenance of e-commerce site and branding.

Yongmin Cho:   Mr. Cho has been Corporate Officer since December 2013 and CEO of FRONTEO Korea since May 2012. He joined the Company in October 2011 as a sales manager. Prior to joining the Company, he worked for Samsung Electronics for 6 years as a new business development manager, and he also worked for Diapad Communications, a successful Silicon Valley start-up company as a marketing and IR manager during the early stage of the company.

Craig Carpenter:   Mr. Carpenter has been Corporate Officer since April 2017 and President and CEO of FRONTEO USA, Inc. since he joined the Company in March 2017. Mr. Carpenter is an industry veteran with strong executive leadership experience and has assisted global clients in managing data intelligence while enabling the efficient resolution of complex legal, compliance and governance matters. Prior to joining the Company, he was Senior Vice President of Sales for Kroll Ontrack, a leading eDiscovery provider, and he was President, Chief Operating Officer and Chief Marketing Officer at Access Data, a leading cyber security, forensics and eDiscovery provider. He also worked for Recommind as VP of Marketing and Business Development and General Counsel.

Statutory Auditors

Name	Born	Title
Kunihiro Sudo	1945	Standing Statutory Auditor
Takaharu Yasumoto	1954	Statutory Auditor
Kei Okubo	1976	Statutory Auditor

Kunihiro Sudo:   Mr. Sudo has been serving as one of our corporate statutory auditors since April 2011. Prior to becoming one of our auditors, Mr. Sudo served as an advisor to XING Co. from March 2007 to August 2007. In August 2007, Mr. Sudo joined Aqua Cast Co. as an advisor and became a director of Aqua Cast Co. in October of 2007. In January 2008, Mr. Sudo retired from Aqua Cast Co.

Takaharu Yasumoto:   Mr. Yasumoto has been serving as one of our corporate statutory auditors since June 2010. Mr. Yasumoto has also served as a statutory auditor of Fast Retailing Co., Ltd. from June 1993 to the present. In addition, Mr. Yasumoto served as a special professor in the International Financing Research School of Chuo University in Tokyo, Japan.

Kei Okubo:   Mr. Okubo has been serving as one of our corporate statutory auditors since June 2016. Mr. Okubo joined Nagashima Ohno & Tsunematsu as a registered attorney in 2000 and has been a partner there since 2008.

6.B.      COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2017, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥145.1 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

The compensation for directors and statutory auditors was authorized by resolutions of the general meeting of shareholders on June 22, 2012 and to the extent compensation is within the authorized range, further authorization is not required.

6.C.      BOARD PRACTICES

Board of Directors

As a foreign private issuer, we are generally permitted to, and do, follow the corporate governance requirements of the Companies Act of Japan rather than those of U.S. law. Our Board of Directors has determined that Messrs. Funahashi and Kirisawa qualify as independent directors under NASDAQ rules. Our Board of Directors directs the management of our business and affairs and conducts its business through meetings of the Board of Directors. Consistent with the Companies Act, the rules of the Tokyo Stock Exchange (TSE) and corporate practice in Japan, we do not have any standing committees. Our Board of Directors as a whole performs the functions of a compensation committee and a nominating and corporate governance committee. From time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.

No director has been the subject of any order, judgment or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation in which he or she is a director or executive officer, to engage in normal business activities of such person or corporation.

Terms of Directors

Each of our directors’ terms of office terminates at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Each of our current directors’ term is set to expire in June 2018. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

Our shareholders have the power to appoint any person as a director either to fill a vacancy or as an addition to our board. The term of office of any director so appointed will be the same as the remaining period of the other remaining directors and he or she will then be eligible for re-election.

Since we qualify as a foreign private issuer under current NASDAQ rules, our Board of Directors is not required to have a majority of independent directors.

Our Board of Directors may receive such remuneration as determined by at the meeting of our shareholders. In addition, as long as such practice is permitted under the Companies Act, shareholders shall not have the right to vote regarding the issuance of stock options to members of the Board of Directors, or to any employee or consultant of the Company, when such options are issued at fair market value.

Duties of Directors

Under applicable Japanese law, our directors have a duty of loyalty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the skill and care of a reasonably diligent person having both (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same actions as are carried out by that director in relation to the company, and (b) the general knowledge, skill and experience that that particular director has. In fulfilling their duty of care to us, our directors must act in accordance with our articles of association. A shareholder has the right to seek damages if a director has intentionally or by gross negligence breached their duties.

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

6.D.      EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2015, 2016 and 2017. Virtually all employees serve in the legal technology service line. The increase in our number of employees as of March 31, 2017 was primarily due to expanding our operations to support current and future business growth.

	(Number of employees)
	2015	2016	2017
For the fiscal year ended March 31,
Full-Time Employees	191	423	486
By Geographic Location:
Japan	102	123	146
U.S.	59	201	180
Philippines	—	73	134
Other	30	26	26

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. During the fiscal years ended March 31, 2015, 2016 and 2017, we had an annual average of three, three and three temporary employees, respectively.

6.E.     SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2017 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 38,001,862 shares of our common stock outstanding as of June 30, 2017.

	Number of Shares Owned (2)
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	6,920,400	18.24%
Naritomo Ikeue	2,730,800	7.20%
Hirooki Kirisawa	93,800	*
Hideki Takeda	62,700	*
Makoto Funahashi	3,900	*
Yoshikatsu Shirai	100,000	*
Syusaku Nozaki	116,800	*
Seiji Tezuka	—	—
Kentaro Yamagishi	—	—
Kenji Yamanami	—	—
Yongmin Cho	—	—
Craig Carpenter	—	—
All directors and executive officers as a group (7 persons)	10,028,400	26.39%

*     Less than 1%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building 7th Floor, 2-12-23 Konan, Minato-ku, Tokyo 108-0075, Japan.

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

As of March 31, 2017, there were no exercisable stock options owned by the Company’s directors, statutory auditors and executive officers.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2012, June 2013, June 2014, June 2015 and June 2016, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company.  The following table shows selected information related to these stock options, as of June 30, 2017.

June 2012

Date of grant: June 21, 2012

Number of shares to be issued/ delivered: 81,000

Exercise price per share: ¥810

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers:  6

Number of other employees:  5

June 2013

Date of grant: May 31, 2013

Number of shares to be issued/ delivered: 179,000

Exercise price per share: ¥469

Beginning of exercise period: June 1, 2016

End of exercise period: May 31, 2019

Number of directors, statutory auditors and executive officers: 5

Number of other employees:  20

June 2014

Date of grant: May 22, 2014

Number of shares to be issued/ delivered: 144,000

Exercise price per share: ¥489

Beginning of exercise period: May 23, 2017

End of exercise period: May 22, 2020

Number of directors, statutory auditors and executive officers: 3

Number of other employees: 13

June 2015

Date of grant: May 28, 2015

Number of shares to be issued/ delivered: 129,500

Exercise price per share: ¥1,029

Beginning of exercise period: May 29, 2018

End of exercise period: May 28, 2021

Number of directors, statutory auditors and executive officers: 4

Number of other employees: 25

August 2015

Date of grant: August 1, 2015

Number of shares to be issued/ delivered: 35,000

Exercise price per share: ¥930

Beginning of exercise period: August 1, 2018

End of exercise period: August 1, 2021

Number of other employees: 10

June 2016

Date of grant: June 22, 2016

Number of shares to be issued/ delivered: 127,500

Exercise price per share: ¥1,181

Beginning of exercise period: June 23, 2019

End of exercise period: June 22, 2022

Number of other employees: 37

August 2016

Date of grant: August 26, 2016

Number of shares to be issued/ delivered: 59,500

Exercise price per share: ¥809

Beginning of exercise period: August 27, 2019

End of exercise period: August 26, 2022

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 30

December 2016

Date of grant: December 23, 2016

Number of shares to be issued/ delivered: 15,000

Exercise price per share: ¥901

Beginning of exercise period: December 24, 2019

End of exercise period: December 23, 2022

Number of directors, statutory auditors and executive officers: 1

April 2017

Date of grant: April 21, 2017

Number of shares to be issued/ delivered: 90,000

Exercise price per share: ¥774

Beginning of exercise period: April 22, 2020

End of exercise period: April 21, 2023

Number of directors, statutory auditors and executive officers: 4

Number of other employees: 1

July 2017

Date of grant: July 7, 2017

Number of shares to be issued/ delivered: 751,000

Exercise price per share: ¥731

Beginning of exercise period: July 1, 2019

End of exercise period: July 6, 2022

Number of directors, statutory auditors and executive officers: 3

Number of other employees: 36

June 2017

Date of grant: June 23, 2017

Number of shares to be issued/ delivered: 70,000

Exercise price per share: ¥730

Beginning of exercise period: June 24, 2020

End of exercise period: June 23, 2023

Number of other employees: 39

July 2017

Date of grant: July 21, 2017

Number of shares to be issued/ delivered: 6,000

Exercise price per share: ¥806

Beginning of exercise period: July 22, 2020

End of exercise period: July 21, 2023

Number of other employees: 2

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2017 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 38,001,862 shares of our common stock outstanding as of June 30, 2017.

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

		Percentage of
Name of Beneficial Owner	Number of Shares	Outstanding Shares
Masahiro Morimoto	6,920,400	18.24%
Focus Systems Corporation	2,984,720	7.87%
Naritomo Ikeue	2,730,800	7.20%

According to our register of shareholders, as of March 31, 2017, there were 20,030 holders of common stock of record worldwide. As of June 30, 2017, The Bank of New York Mellon, depositary for our ADSs, held 0.35% of the outstanding common stock on that date. Of the 38,001,862 shares of our common stock outstanding as of June 30, 2017, 133,980 shares were held in the form of 66,990 ADSs. As of June 30, 2017, the Company held 630 shares of the Company as treasury stock.

7.B.      RELATED PARTY TRANSACTIONS

Business Relationships

During the year ended March 31, 2016 and 2017, the Company entered into transactions with Consultoris, Inc. (“CI”) and IIOSS, Inc. (“IIOSS”), which are managed by management of foreign subsidiaries. CI provides consulting services and IIOSS provides outsourcing support services to the Company.

For the year ended March 31, 2016, the total amount of transactions with CI and IIOSS was ¥40,363 thousand. For the year ended March 31, 2017, the amount of transactions with CI was ¥44,419 thousand, and the amount of transactions with IIOSS was not material.

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

8.B.     SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2017, the date of our last audited financial statements.

ITEM 9.      THE OFFER AND LISTING

9.A.      OFFER AND LISTING DETAILS

The following table sets forth for the period shown the reported high and low sales prices of our common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq Global Select Market. The current ADS/share ratio is one (1) ADS per two (2) shares of our common stock.

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High		Low
For the year ended March 31,
2009	¥920	¥114	$		$
2010	265	140
2011	1,195	40
2012	994	163
2013	935	372
2014	554	219
2015	1,421	325		33.50		5.90
2016	1,065	559		20.00		10.03
2017	—	—		—		—
Financial quarter ended
June 30, 2011	¥319	¥163	$		$
September 30, 2011	882	174
December 31, 2011	950	599
March 31, 2012	994	588
June 30, 2012	935	581
September 30, 2012	690	500
December 31, 2012	832	554
March 31, 2013	666	372
June 30, 2013	554	275		9.00		5.55
September 30, 2013	455	303		9.00		6.00
December 31, 2013	422	242		8.57		4.23
March 31, 2014	419	219		12.66		4.36
June 30, 2014	845	325		15.87		5.90
September 30, 2014	864	828		33.50		14.11
December 31, 2014	824	778
March 31, 2015	972	931		22.77		10.00
June 30, 2015	939	920		22.00		13.44
September 30, 2015	969	559		20.00		10.03
December 31, 2015	965	674		15.08		11.90
March 31, 2016	1,029	605		16.93		11.05
June 30, 2016	1,346	687		24.57		15.08
September 30, 2016	870	696		18.50		13.00
December 31, 2016	1,025	751		19.33		14.06
March 31, 2017	920	702		15.27		12.73
June 30, 2017	868	559		15.00		9.06
Month ended/ending
January 2017	¥920	¥833		$15.27		$15.00
February 2017	878	769		14.24		13.76
March 2017	800	702		13.26		12.73
April 2017	710	559		12.68		9.06
May 2017	805	617		14.30		11.20
June 2017	868	702		15.00		12.52

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	Our shares of common stock have been quoted on Mothers of the TSE since June 26, 2007.
(3)	Our ADSs have been listed on the Nasdaq Global Market since May 16, 2013 and Global Select Market since January 2, 2014 through a sponsored ADSs facility operated by the Bank of New York Mellon.

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

Description of Our Common Stock

As of June 30, 2017, our authorized capital stock consists of 72,000,000 shares of common stock, and there are 38,001,862 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

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

Interest Rate Risk

As of March 31, 2017, outstanding balance of our long-term bank borrowings is ¥5,439.7 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31, 2017, our analysis indicated that such a movement would have increased our interest expense by approximately ¥12.1 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2017, the fair value of such investments was ¥500.4 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥50.0 million as of March 31, 2017. See Note 4 to our consolidated financial statements.

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

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2016 results of operations. For the year ended March 31, 2017, the analysis indicated that such a movement would have decreased our revenues by approximately ¥71.7 million and would not have had a material effect on our operating income or net income.

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

Services	Fees(USD)
Taxes and other governmental charges	As applicable

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

Fees and other payments made by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to our ADR program and incurred by us in connection with the ADR program. The Depositary will reimburse us for up to $50,000 for expenses related to the establishment of our ADR program and up to $30,000 annually for expenses related to the administration and maintenance of the our ADR program. As of March 31, 2017, our ADR program had been established. However, no reimbursements from the Depositary had been received.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Internal Control

(a)    Disclosure Controls and Procedures

As of the end of the period covered by this report, management of FRONTEO conducted an evaluation, under the supervision and with the participation of FRONTEO’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of FRONTEO’s disclosure controls and procedures as such term is defined in Rules 13a-15(e) of the Securities Exchange Act of 1934 as amended (the Exchange Act). The term means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, the Chief Executive Officer and the Chief Finance Officer concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2017.

(b)    Management’s Annual Report on Internal Control Over Financial Reporting

FRONTEO’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of FRONTEO’s Chief Executive Officer and Chief Financial Officer, management of FRONTEO conducted an evaluation of the effectiveness of FRONTEO’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of sponsoring Organizations of the Treadway Commission. Under Rules 13a-15(f) of the Exchange Act, internal control over financial reporting means a process designed by, or under the supervision of, our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have material effect on our financial statements.

Based on that evaluation, management concluded that owing to the existence of certain material weakness in internal control, our internal control over financial reporting was not effective as of March 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatements of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Internal Control

In connection with the Company’s assessment of internal controls as of March 31, 2017, the Company has determined that material weaknesses in internal controls over financial reporting exist at FRONTEO USA, Inc. (FUSA) specifically in the areas of revenue recognition, income taxes and financial closing. There have been some improvements because of the Company’s remediation efforts during the year. However, the impact of the remaining material weaknesses of FUSA continues to have a negative impact on the financial statement close process at FUSA and also resulting in a material weakness in internal controls therein at the consolidated level.

Based on our evaluation, we have concluded that the following material weaknesses existed as of March 31, 2017:

Revenue Recognition

The Company determined that it had a material weakness in internal control over revenue recognition addressed in the prior year for FUSA and that this was not remediated as of March 31, 2017. Specifically, the Company failed to design and implement effective internal controls to ensure that all criteria of revenue recognition were met prior to revenue being recognized in the Company’s accounting records. In addition, the Company determined that it had a material weakness in internal control over FUSA’s customer contracts, credit risk assessment and collectability analysis that resulted in material adjustments to the FUSA’s revenue and accounts receivables that were required to be, and were, recorded at March 31, 2017.

Income Taxes

The Company determined that the material weakness in internal control over income taxes at FUSA as of March 31, 2017. Specifically, the Company failed to design and implement effective internal controls to ensure that appropriate supervision and review of accounting for income taxes, including that relating to their external third party service provider who maintains the material part of the Company’s income tax accounting process and that relating to complex, non-routing transactions.  This resulted in material adjustments to the FUSA’s income tax accounts that were required to be, and were, recorded at March 31, 2017.

Financial Statement Close Process

The Company determined that the material weakness in internal control over the close process of the Company for the consolidated financial statements addressed in the prior year for FUSA was not fully remediated as of March 31, 2017. Although the Company implemented corrective actions and placed key controls near the year end, the remediation efforts were not sufficient, resulting in material adjustments to FUSA’s financial statements and the Company’s consolidated financial statements at March 31, 2017.  Specifically, the material weaknesses related to insufficient resources in accounting and tax functions who are technically qualified to process complex, non-routine transactions completely and accurately in a timely manner in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls that may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Notwithstanding the aforementioned material weaknesses, however, FRONTEO’s management has concluded that the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with generally accepted accounting principles in the U.S. for each of the periods presented herein.

(c)    Changes in Internal Controls

Remediation Efforts

Subsequent to March 31, 2017, we have taken additional steps to remediate the existing material weaknesses and to improve our internal control environment including the following:

•

Addition of Qualified Personnel in Accounting and Finance – We have hired a seasoned Chief Financial Officer of FUSA and additional accounting personnel with sufficient technical knowledge and experience in U.S. GAAP and SEC reporting requirements. We will continue to evaluate the structure of the finance organization to effectively improve our internal control environment.

•

Implementation of Formalized Policies and Procedures – We have implemented a more structured monthly and quarterly close process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, propriety of revenue recognition, formalized customer credit management and recording of income taxes and accruals. We will continue to formalize and standardize closing, consolidation and financial reporting policies and procedures as well as to create a uniform set of accounting standards and guidelines for FRONTEO’s accounting and finance personnel. This approach will allow us to streamline and enhance consistency of our reporting processes and to strengthen our processes for interim and year-end reporting.

•

Implementation of Financial Data Reviews – With additional qualified resources in the accounting and finance functions, we will have greater lead times between closing, consolidation and financial reporting, which will provide additional time for management to review and analyze financial data and information in a timely manner.

These actions we are taking are subject to continued review supported by confirmation and testing by FRONTEO’s management. While we continue to focus on the remediation activities, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. See “Risk Factors—for additional information thereon.

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

The chart below sets forth the aggregate fees for professional services rendered by EYSN and other Ernst & Young member firms for the years ended March 31, 2016 and 2017.

	For the year ended March 31,
	2016	2017
	(in millions)
Audit Fees (1)	¥153	¥316
Tax Fees (2)	―	1
Total	¥153	¥317

(1)

Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit and statutory audits.

(2)	Tax fees consist of fees billed for transfer pricing related services.

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

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2017 were pre-approved by our Board of Statutory Auditors pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c) (7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 5605(c) of the NASDAQ Listing Rules, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with Boards of Statutory Auditors meeting certain requirements. For a NASDAQ-listed Japanese company with a Board of Statutory Auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•

The Board of Statutory Auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with statutory auditors;

•	Japanese law must and does require the Board of Statutory Auditors to be separate from the Board of Directors;

•	None of the members of the Board of Statutory Auditors may be elected by management, and none of the listed company’s executive officers may be a member of the Board of Statutory Auditors;

•	Japanese law must and does set forth standards for the independence of the members of the Board of Statutory Auditors from the listed company or its management; and

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

To the extent permitted by Japanese law:

•

The Board of Statutory Auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	The Board of Statutory Auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

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

2.1

Specimen certificate evidencing American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 11, 2013)

2.2

Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 11, 2013)

2.3		Form of Underwriters’ Warrant Agreement (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 11, 2013)

4.1

Basic Distribution Agreement, dated as of December 26, 2005, between UBIC, Inc. and Focus Systems (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.2		Fifth Stock Option Agreement, dated as of April 28, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.3		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.4		Seventh Stock Option Agreement, dated as of May 31, 2013 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013)

4.5		Ninth Stock Option Agreement, dated as of May 22, 2014 (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.6		Eleventh Stock Option Agreement, dated as of May 28, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015)

4.7		Twelfth Stock Option Agreement, dated as of August 1, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.8		Thirteenth Stock Option Agreement, dated as of June 22, 2016 (incorporated by reference to Exhibit 4.8 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.9	*	Fourteenth Stock Option Agreement, dated as of August 26, 2016

4.10	*	Fifteenth Stock Option Agreement, dated as of December 23, 2016

4.11	*	Sixteenth Stock Option Agreement, dated as of April 21, 2017

4.12	*	Seventeenth Stock Option Agreement, dated as of July 7, 2017

4.13	*	Eighteenth Stock Option Agreement, dated as of Jun 23, 2017
4.14	*	Ninteenth Stock Option Agreement, dated as of July 21, 2017
4.15

Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.16

Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.17

Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.18

Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.19

Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.20

Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.21

Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.22

Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012)

4.23

Syndicated Revolving Line of Credit Facility Agreement, dated December 28, 2012, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 3, 2013)

4.24

Extension of Syndicated Revolving Line of Credit Facility Agreement, dated as of December 12, 2013, among UBIC, Inc. and Bank of Tokyo-Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.25

Loan Agreement, dated October 15, 2013, by and between UBIC, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014)

4.26

Stock Purchase Agreement, dated as of August 28, 2014, by and among UBIC, Inc., TechLaw Holdings, Inc. and TechLaw Solutions, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 28, 2014)

4.27

Loan Agreement, dated February 5, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.20 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015)

4.28

Loan Agreement, dated February 2, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.21 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015)

4.29

Stock Purchase Agreement, dated as of July 31, 2015, by and among UBIC, EVD and Andatha International, Inc., a California Corporation, Evolve Discovery PA, LLC, a California limited liability company, Evolve Discovery LA, LLC, a California limited liability company, Evolve Discovery Portland, LLC, an Oregon limited liability company, and Evolve Discovery Seattle, LLC, a Washington limited liability company. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 3, 2015)

4.30

Bridge Loan Agreement, dated as of July 28, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.24 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.31

Bridge Loan Agreement, dated as of July 27, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.25 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.32

Bridge Loan Agreement, dated as of October 26, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.26 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.33

Bridge Loan Agreement, dated as of November 20, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.27 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.34

Pledge Agreement dated as of December 24, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.28 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.35

Loan Agreement, dated November 30, 2015, by and between UBIC, Inc. and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.29 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.36

Loan Agreement, dated November 30, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.30 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.37

Syndicated Term Loan Agreement, dated as of July 26, 2016, among FRONTEO Inc., the Bank of Tokyo-Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 4.31 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

4.38	*	Investment Agreement, dated November 14, 2016, by and between FRONTEO, Inc. and Whiz Partners, Inc.

8.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016)

11.1	*

Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation), dated February 26, 2015

12.1	*	Certification of the Registrant’s Chief Executive Officer and Chairman of the Board pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	*	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	*	Certifications of the Registrant’s Chief Executive Officer and Chairman of the Board, and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

101.INS	*	Instance Document

101.SCH	*	Schema Document

101.CAL	*	Calculation Linkbase Document

101.DEF	*	Definition Linkbase Document

101.LAB	*	Label Linkbase Document

101.PRE	*	Presentation Linkbase Document

*     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2017

FRONTEO, INC.
By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of FRONTEO, Inc.

We have audited the accompanying consolidated balance sheets of FRONTEO, Inc. and Subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FRONTEO, Inc. and Subsidiaries at March 31, 2016 and 2017, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

July 31, 2017

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2016 and 2017

	Thousands of Yen
	2016	2017
ASSETS
Current Assets:
Cash and cash equivalents	¥1,795,960	¥4,533,182
Current portion of investments	1,084	1,104
Trade accounts receivable, net of allowance for doubtful accounts of ¥75,269 thousand and ¥165,635 thousand as of March 31, 2016 and 2017	2,795,855	3,150,875
Inventories	9,002	73,470
Prepaid expenses	377,740	403,111
Deferred tax assets	149,495	657,541
Other current assets	285,569	268,805
Total Current Assets	5,414,705	9,088,088

Property and equipment—net	1,120,720	1,177,255
Capitalized computer software costs—net	919,464	963,241
Goodwill	2,132,137	2,038,710
Customer relationship–net	1,954,416	1,913,459
Other intangible assets—net	237,203	135,138
Investments in securities	639,935	500,415
Investments	225,360	224,380
Rental deposits	141,071	140,642
Deferred tax assets	45,831	4,253
Other assets	35,813	60,027

TOTAL ASSETS	¥12,866,655	¥16,245,608

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2016 and 2017

	Thousands of Yen
	2016	2017
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥1,634,514	¥708,581
Short-term bank borrowing	52,000	1,000,000
Current portion of long-term debt	703,986	808,229
Accrued income taxes	137,651	150,261
Retirement and severance benefits—current	3,201	8,468
Accrued expenses	752,231	872,801
Other current liabilities	289,957	291,749
Total Current Liabilities	3,573,540	3,840,089

Noncurrent Liabilities:
Long-term debt	3,636,987	5,937,293
Retirement and severance benefits—noncurrent	56,152	46,061
Deferred tax liabilities	826,545	726,161
Derivative liabilities	258,205	214,611
Other liabilities	74,678	477,033
Total Noncurrent Liabilities	4,852,567	7,401,159

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 72,000,000 shares; Issued and outstanding, 35,751,360 shares and 37,921,862 shares at March 31, 2016 and 2017, respectively	2,014,712	2,790,402
Additional paid-in capital	1,569,539	2,370,849
Retained earnings (accumulated deficit)	865,610	(106,730)
Accumulated other comprehensive loss	(28,485)	(82,479)
Treasury stock, at cost—630 shares at March 31, 2016 and 2017	(26)	(26)
Total FRONTEO, Inc. shareholders’ equity	4,421,350	4,972,016

NONCONTROLLING INTERESTS	19,198	32,344

Total Equity	4,440,548	5,004,360

TOTAL LIABILITIES AND EQUITY	¥12,866,655	¥16,245,608

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Year Ended March 31

	Thousands of Yen
	2015	2016	2017
Revenue	¥6,279,615	¥10,529,287	¥11,208,041
Operating revenue from reimbursed direct costs	25,311	26,949	12,734
Total revenue	6,304,926	10,556,236	11,220,775

Cost of revenue	3,140,080	5,746,069	6,904,980
Reimbursed direct costs	25,311	26,949	12,734
Selling, general and administrative expenses	2,864,113	4,853,497	5,481,912
Total operating expense	6,029,504	10,626,515	12,399,626

Operating income (loss)	275,422	(70,279)	(1,178,851)

Interest income	1,699	1,672	3,634
Interest expense	(28,177)	(54,793)	(125,743)
Gain (loss) on derivatives	―	(258,205)	43,594
Foreign currency exchange gains (losses)	200,438	161,680	(13,751)
Dividend income	9,000	11,250	14,400
Other—net	(85)	(20,075)	(60,255)

Income (loss) before income taxes	458,297	(228,750)	(1,316,972)

Income taxes (benefit)	238,094	183,125	(458,109)

Net income (loss)	220,203	(411,875)	(858,863)

Less: Net income attributable to noncontrolling interests	1,750	5,757	6,224

Net income (loss) attributable to FRONTEO, Inc. shareholders	¥218,453	¥(417,632)	¥(865,087)

	Yen
	2015	2016	2017
Net income (loss) attributable to FRONTEO, Inc. shareholders per share:
Basic	¥6.3	¥(11.7)	¥(23.8)
Diluted	6.1	(11.7)	(23.8)

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the Year Ended March 31

	Thousands of Yen
	2015	2016	2017
Net income (loss)	¥220,203	¥(411,875)	¥(858,863)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	138,130	(449,944)	(51,994)
Unrealized holding gains on securities:
Amount arising during the period	89,693	78,215	(15,759)
Adjustments related to retirement and severance benefits:
Amount arising during the period	(1,703)	(17,495)	13,759

Total other comprehensive income (loss)	226,120	(389,224)	(53,994)

Total comprehensive income (loss)	446,323	(801,099)	(912,857)

Less: Comprehensive income attributable to noncontrolling interests	1,750	5,757	6,224

Total comprehensive income (loss) attributable to FRONTEO, Inc. shareholders	¥444,573	¥(806,856)	¥(919,081)

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Equity

For the Year Ended March 31

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income	Stock	Interests	Equity
Balance at March 31, 2014	34,411,360	¥1,404,139	¥890,478	¥1,171,098	¥134,619	¥(26)	¥21,306	¥3,621,614

Comprehensive loss:
Net income				218,453			1,750	220,203
Other comprehensive income, net of tax					226,120			226,120
Stock issuance	1,000,000	577,800	567,387					1,145,187
Share-based compensation			27,160					27,160
Exercise of stock options	80,000	15,275	2,367					17,642
Acquisition of noncontrolling interests in a consolidated subsidiary			37				(9,612)	(9,575)

Balance at March 31, 2015	35,491,360	¥1,997,214	¥1,487,429	¥1,389,551	¥360,739	¥(26)	¥13,444	¥5,248,351

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income(Loss)	Stock	Interests	Equity
Balance at March 31, 2015	35,491,360	¥1,997,214	¥1,487,429	¥1,389,551	¥360,739	¥(26)	¥13,444	¥5,248,351

Comprehensive loss:
Net loss				(417,632)			5,757	(411,875)
Other comprehensive loss, net of tax					(389,224)			(389,224)
Share-based compensation			78,411					78,411
Exercise of stock options	260,000	17,498	3,699					21,197
Dividends paid				(106,472)				(106,472)
Other				163			(3)	160

Balance at March 31, 2016	35,751,360	¥2,014,712	¥1,569,539	¥865,610	¥(28,485)	¥(26)	¥19,198	¥4,440,548

See notes to the consolidated financial statements.

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income	Stock	Interests	Equity
Balance at March 31, 2016	35,751,360	¥2,014,712	¥1,569,539	¥865,610	¥(28,485)	¥(26)	¥19,198	¥4,440,548

Comprehensive loss:
Net Loss				(865,087)			6,224	(858,863)
Other comprehensive income, net of tax					(53,994)			(53,994)
Conversion of convertible note	1,537,502	625,000	719,715					1,344,715
Share-based compensation			53,032					53,032
Exercise of stock options	633,000	150,690	33,685					184,375
Dividends paid				(107,253)				(107,253)
Other			(5,122)				6,922	1,800

Balance at March 31, 2017	37,921,862	¥2,790,402	¥2,370,849	¥(106,730)	¥(82,479)	¥(26)	¥32,344	¥5,004,360

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2015	2016	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥220,203	¥(411,875)	¥(858,863)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	589,532	895,825	1,048,627
Adjustment to earn-out liabilities	—	198,658	—
Share-based compensation expense	27,160	78,411	53,032
Impairment of property and equipment	—	5,144	—
Deferred income taxes (benefit)	155,223	(30,190)	(498,899)
Foreign currency exchange (gains) losses	(172,114)	156,395	(214,400)
Interest expense	28,177	54,793	125,743
Changes in operating assets and liabilities, net of effects from acquisitions:
Increase in trade accounts receivable	(287,953)	(386,852)	(293,771)
Increase in inventories	—	(1,832)	(64,436)
Decrease (increase) in prepaid expenses	40,977	(128,602)	(32,929)
Decrease (increase) in other current assets	28,019	(159,205)	15,392
Decrease (increase) in rental deposits	16,062	(1,035)	775
Increase (decrease) in trade accounts payable	58,718	340,926	8,260
Increase (decrease) in accrued income taxes	84,942	(256,967)	8,913
Increase (decrease) in accrued expense and other current liabilities	227,600	302,828	(75,451)
Increase in other liabilities	10,514	23,113	391,185
Other—net	(13,080)	(63,295)	(3,972)
Net cash provided by (used in) operating activities	1,013,980	616,240	(390,794)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(891,575)	(3,433,114)	(230,341)
Purchase of investment	—	(225,360)	—
Proceeds from sales of investment	100,000	2,982	—
Proceeds from sales of available-for-sale securities	—	—	100,000
Purchase of property and equipment	(202,542)	(673,724)	(328,436)
Payment for capitalized computer software costs	(362,535)	(382,049)	(486,185)
Other—net	(56,536)	844	(8,115)
Net cash used in investing activities	(1,413,188)	(4,710,421)	(953,077)

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended March 31

	Thousands of Yen
	2015	2016	2017
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	200,000	3,800,000	4,370,000
Repayment of short-term debt	(164,000)	(3,784,000)	(3,422,000)
Proceeds from long-term bank borrowings	800,000	3,761,546	1,855,897
Repayment of long-term bank borrowings	(287,931)	(454,592)	(750,641)
Proceeds from issuance of common stock, including stock options exercised	1,157,102	21,197	184,375
Proceeds from issuance of convertible notes	—	—	2,500,000
Purchase of subsidiary stock from a noncontrolling shareholder	(9,574)	—	—
Payments of contingent and accrued consideration	—	—	(497,459)
Dividends paid	—	(106,472)	(107,253)
Other—net	(11,297)	(24,763)	(66,447)
Net cash provided by financing activities	1,684,300	3,212,916	4,066,472

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	54,725	(41,036)	14,621
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,339,817	(922,301)	2,737,222

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,378,444	2,718,261	1,795,960

CASH AND CASH EQUIVALENTS, END OF YEAR	¥2,718,261	¥1,795,960	¥4,533,182

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥17,169	¥52,040	¥22,833
Income taxes paid–net of refunds (Refund of income taxes)	36,653	515,669	(10,845)

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible notes to equity	¥—	¥—	¥1,344,715
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	50,634	138,521	121,567
Asset retirement obligation	15,233	—	—
Capital lease obligation	—	—	113,847

See notes to the consolidated financial statements.

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FRONTEO, Inc. (“FRONTEO”) is a Japanese corporation established on August 8, 2003 under the name of UBIC, Inc. (“UBIC”), whose principal office is located in Tokyo, Japan. On July 1, 2016, UBIC changed its name to FRONTEO, Inc.  FRONTEO and its subsidiaries (collectively, the “Company”) provide solutions, employing advanced technologies, for corporate litigation strategy and crisis management. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company’s customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise. The Company currently expands its business operations by applying AI based technology to new fields such as healthcare and marketing.

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

Reclassification—Certain reclassifications have been made to prior periods to conform to the current year presentations. These reclassifications had no impact on net income or shareholders’equity for any period.

Principles of Consolidation — The consolidated financial statements include the accounts of FRONTEO and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of investments, valuation of deferred tax assets, determination of fair values of stock options, fair value measurement of assets acquired and liabilities assumed in a business combination, impairment of goodwill, useful lives of fixed assets and intangible assets with finite useful lives and valuation of those assets and allowance for doubtful accounts. Actual results could differ from those estimates.

Business Combinations — For business combinations, the assets acquired, the liabilities assumed, and any non-controlling interest are recognized at the acquisition date and measured at their fair values as of that date. The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations.” Identifiable assets acquired and liabilities assumed are recorded at their fair values at the acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed as a result of the business combination. Acquisition-related costs, which include advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred.

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

Inventories — Inventories are stated at the lower of cost or net realizable value. Cost is principally determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, the Company considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories.

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

If the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. The measurement date for goodwill impairment testing is January 1, annually. During the year ended March 31, 2017, the Company performed quantitative assessment of goodwill and confirmed that the fair value of a reporting unit exceeded its the carrying amount. Intangible assets with finite useful lives are amortized using straight-line method over the estimated useful life.

The useful lives for amortization by major asset classes are as follows:

Customer relationships	10 to 15 years
Noncompete agreement	3 years
Favorable lease	3 years
Trademarks	10 years

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

Retirement and Severance Benefits — The Company has defined benefit severance indemnities plans. The projected benefit obligation at March 31, the measurement date, is recognized in the consolidated balance sheet. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

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

Convertible bonds—The Company accounts for convertible bonds according to their stated redemption value net of discount. The Company classifies the convertible bonds as a liability on the consolidated balance sheets. The Company allocates proceeds equal to the intrinsic value of the beneficial conversion features contained in the bonds and are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. There is no other embedded features which are required to bifurcate and are accounted for separately from the bonds. Discounts on convertible bonds are amortized as interest expense over the redemption period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments, such as cross currency interest rate swaps and interest rate swap contracts, in the consolidated balance sheets as either assets or liabilities and they are measured at fair value regardless of the purpose or intent for using them.

The Company does not designate derivative financial instruments as hedging instruments nor apply hedge accounting. Accordingly, changes in fair values of derivative financial instruments are recognized in earnings　immediately.

Revenue Recognition — The Company has agreements with customers pursuant to which we perform various services. A majority of the Company’s revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that the Company earns and bills for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, the amount of data processed or stored. The scope and volume of services to be performed can change depending on customers’ requests, which are made on an optional and “as needed” basis, and customers may choose not to request additional services or may obtain similar services from other service providers.

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

The Company also enters into multiple-element arrangements for software sales which includes undelivered elements that are not essential to the functionality of the delivered software and such undelievered elements only consist of post contract support. The company accounts for them in accordance with ASC 985-605, “Software-Revenue Recognition.” The Company has not been able to establish a vendor-specific objective evidence of fair value (“VSOE”) of fair value to allocate the fee to the separate elements and thus recognizes the entire arrangement fee on a straight-line basis over the contract period.

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

Share-Based Compensation — The Company measures the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant date and recognizes the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested.

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

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-05,  Intangibles – Goodwill and Other – Internal Use of Software (Subtopic 350-40), for fees paid in a cloud computing arrangement. The guidance requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. Cloud computing arrangements without a software license element are to be accounted for as service contracts. This guidance does not affect the accounting for service contracts by a customer. This guidance was effective for the Company as of April 1, 2016. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In September 2015, the FASB issued ASU 2015-16,  Business Combination (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,   for measurement-period adjustments in business combinations. The guidance eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments in the period in which they determine the amounts, including the effect on earnings of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date. This guidance was effective for the Company as of April 1, 2016. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

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

The effective date of this ASU was revised to annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period, by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which was issued in August 2015.

In December 2016, the FABS issued ASU 2016-20,  Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers which amends guidance in the new standard on disclosure of performance obligations, provisions for losses on certain types of contracts, scoping, and other areas. These standard updates have the same effective date as the original standard.

The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of adopting the guidance being recognized at the date of initial application (modified retrospective method). The Company currently anticipates using the modified retrospective method. The Company has begun its process for implementing this guidance, including performing a preliminary review of selected revenue streams for eDiscovery in Japan and US, and for AI business in Japan to identify any differences in the timing, measurement or presentation of revenue recognition and we are in the initial stage of the implementation process. Based on our preliminary review of selected revenue streams, we currently are not aware of any potential material impacts on the timing of revenue recognition including allocation of revenue that we currently allocate to various units of accounting in the arrangements based on the stated prices. The Company will continue to assess the overall impact the adoption will have on the consolidated financial statements and our preliminary assessments are subject to change.

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

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,  for the classification and measurement of financial instruments. The guidance requires entities to carry all investments in equity securities at fair value through net income, except for investments that qualify for the equity method of accounting or those that result in consolidation of the investee or for which the entity has elected the practicability exception to fair value measurement. In addition, for investments whose fair value are measured with the practicability exception, the guidance requires entities to qualitatively consider indicators which were added by the guidance to determine whether the investment is impaired and eliminated the requirement in the current U.S. GAAP to assess whether an impairment of such an investment is other than temporary. Furthermore, the guidance establishes an incremental recognition and disclosure requirement related to the presentation of fair value changes of financial liabilities for which the fair value option has been elected. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU 2016-02,  Leases (Topic 842),  for lease accounting. The guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than twelve months and provides that recognition, presentation and measurement in the financial statements depend on its classification as a finance or operating lease. In addition, the guidance requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance will be effective for the Company as of April 1, 2019. The Company is currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU 2016-08,  Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), to amend new revenue recognition standard on assessing whether an entity is a principal or agent in a revenue transaction. This amendment will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this amendment.

In March 2016, the FASB issued ASU 2016-09,  Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, for employee share-based payment accounting. The guidance requires entities to recognize all income tax effects of awards in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee's shares than it currently can for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. This guidance will be effective for the Company as of April 1, 2017. The Company is currently evaluating the impact of adopting this guidance.

In April 2016, the FASB issued ASU 2016-10,  Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, to amend certain aspects of the new revenue recognition standard including amending the guidance on identifying performance obligations and the implementation guidance on licensing. The amendments clarify how an entity should evaluate the nature of its promise in granting a license of IP, which will determine whether the entity recognizes revenue over time or at a point in time. In addition, the amendments clarify how entities will determine whether promised goods or services are separately identifiable, which is an important step in determining whether goods and services should be accounted for as separate performance obligations. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In May 2016, the FASB issued ASU 2016-12,  Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, to amend the new revenue recognition standard to reduce the potential for diversity in practice upon the initial application and the cost and complexity of applying the new revenue recognition standards both upon transition and on an ongoing basis. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance will be effective for the Company as of April 1, 2018.  The Company is currently evaluating the impact of adopting this guidance.

In January 2017, the FASB issued ASU 2017-04,  Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, related to the two-step goodwill impairment test. The amendments remove the second step of the test and allow the application of a one-step quantitative test to record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This guidance will be effective for the Company as of April 1, 2020. The Company is currently evaluating the impact of adopting this guidance.

In March 2017, the FASB issued ASU 2017-07,  Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,  to amend the requirements related to the income statement presentation of the components of net periodic benefit cost for sponsored defined benefit pension and other postretirement plans. This guidance will be effective for the Company as of April 1, 2017. The Company is currently evaluating the impact of adopting this guidance.

2.BUSINESS COMBINATION

TechLaw Solutions, Inc.

On August 28, 2014, the Company acquired TechLaw Solutions, Inc. (“TLS”), which conducts eDiscovery business in the United States of America (the “U.S.”), from TechLaw Holdings, Inc. This acquisition was completed by acquiring all issued and outstanding shares of TLS for ¥891,575 thousand in cash. There were no future contingent payments. This business combination was accounted for using the acquisition method. The Company has completed its measurement of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date.

The Company allocated the fair value of purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill.

The Company believes that the ties between the Company, having advanced technology and innovative products and services, and TLS with its strong reputation and sales channel in the U.S., will result in a more efficient expansion of the Company’s business, especially in the U.S. The Company will also be able to more easily understand the needs of customers in the U.S. market, which will enable the Company to optimize its investment in research and development to develop new products and services. Further, the Company believes that it will be able to improve its corporate value as a whole by positively promoting the sharing and use of management resources such as connecting TLS's customers and know-how to the Company’s technology, products and/or services. Goodwill is mainly attributable to the expected synergies from this acquisition. The total amount of goodwill expected to be deductible for tax purpose is approximately ¥166 million.

Acquisition-related costs incurred and expensed during the year ended March 31, 2015 were ¥87,803 thousand, and are recorded as a component of Selling, general and administrative expenses on the consolidated statement of operations.

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

Revenues and net loss attributable to TLS before income taxes which were included in the Company's consolidated statement of income for the year ended March 31, 2015  were ¥963,666 thousand and ¥15,438 thousand, respectively.

EvD, Inc.

On July 31, 2015, the Company acquired all of the outstanding shares of EvD, Inc. (“EvD” and conducting business as “Evolve Discovery”), pursuant to the terms of a stock purchase agreement (the “Agreement”), by and among UBIC, EvD and Andatha International, Inc. (“Andatha”), Evolve Discovery PA, LLC, (“EvD PA”), Evolve Discovery LA, LLC, (“EvD LA”), Evolve Discovery Portland, LLC, (“EvD PDX”), Evolve Discovery Seattle, LLC, (“EvD SEA”, and together with Andatha, EvD PA, EvD LA, and EvD PDX, the “Sellers”).  EvD  is an eDiscovery corporation, founded in 1997, that provides electronic discovery services, litigation consulting and project management to corporations and law firms.  This business combination was accounted for using the acquisition method. The Company has completed its measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date.

Under the terms of the Agreement, the Company acquired the shares for aggregate cash consideration of ¥4,381,175 thousand, including the acquisition date fair value of the earn-out payment of  ¥135,948 thousand, which the sellers are entitled to receive subject to the achievement of certain EBITDA targets of Evolve Discovery during the 2015 calendar year. In July 2016, the Company and the sellers reached an agreement of the final earn-out amount, and the payment in cash of ¥334,837 thousand was made to the sellers. The change in the earn-out liability from the acquisition date was included in selling, general and administrative expenses in the consolidated statement of operations for the year ended March 31, 2016. The liability related to the earn-out payment was recorded in Accrued expense in the consolidated balance sheet as of March 31, 2016 and paid in the year ended March 31, 2017. The Company also settled promissory note of ¥361,511 thousand due in July 2016 and made other payments to the seller totaling ¥132,084 thousand.

The acquisition of TLS in the prior fiscal year and TLS’s promotion of the Company’s services resulted in an extension of the Company’s market in the east coast region of the U.S. The combination of the acquisitions of TLS and EvD, based in the west coast region of the U.S., will further expand the Company’s presence the U.S., and “Lit i View ®  ” will be able to reach a broader base of customers more speedily.  The Company has decided that the best approach is to increase the Company’s market share in eDiscovery services in the U.S., where there is a trend of industry consolidation, and therefore acquired the whole of the outstanding shares of  EvD. Goodwill is mainly attributable to the synergies expected to arise from this acquisition.

The Company allocated the fair value of purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill. The goodwill is not deductible for income tax purposes.

Acquisition-related costs incurred and expensed during the year ended March 31, 2016 were ¥254,884 thousand and were recorded as a component of Selling, general and administrative expenses on the consolidated statement of operations.

The following table summarizes the final allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed from EvD on July 31, 2015.

Thousands of Yen
Cash and cash equivalents	¥179,050
Trade accounts receivable	1,055,767
Prepaid expense	100,412
Other current assets	355,844
Other intangible assets	2,136,610
Other	135,598
Total assets acquired	3,963,281

Trade accounts payable	178,623
Deferred tax liabilities	878,767
Income tax payable	276,143
Other current liabilities	386,211
Other	25,306
Total liabilities assumed	1,745,050

Total identified net assets	2,218,231

Goodwill	2,162,944
Purchase price	¥4,381,175

Revenues and net income attributable to EvD before income taxes included in the Company's consolidated statement of operations for the year ended March 31, 2016 were ¥3,419,285 thousand and ¥108,475 thousand, respectively.

Essential Discovery, Inc.

On November 4, 2016, the Company acquired the business of Essential Discovery, Inc. (“EDI”), which conducts eDiscovery business, especially review services to AM Law 100 firms and Fortune Global 250 in San Francisco, New York and Las Vegas. The Company acquired 100 percent of EDI’s member interests for cash consideration, and in addition to the cash consideration, the Company will pay an earn-out based on calendar year 2017 sales. This business combination was accounted for using the acquisition method. The Company has not completed its initial measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date.

The acquisition date fair value of the earn-out payment of ¥53,467 thousand, which the sellers are entitled to receive subject to the achievement of certain sales targets of former clients of the seller during the 2017 calendar year. The maximum earn-out payment is ¥65,065 thousand. The earn-out payment will be due in April 2018. The liability related to the earn-out payment was recorded in Accrued expense in the consolidated balance sheet as of March 31, 2017.

The acquisition of EDI allows the Company to expand in presence to reach a broader base of customers across the United States of America including AM Law 100 firms and Fortune Global 250, leveraging the Company’s review teams who are highly skilled and experienced attorneys. The Company has decided that the best approach is to increase the Company’s market share in eDiscovery services in the U.S., where there is a trend of industry consolidation, and therefore the Company’s board of directors resolved to acquire the business of EDI. Goodwill is mainly attributable to the synergies expected to arise from this acquisition.

The Company allocates the fair value of purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill. The goodwill is deductible for income tax purposes.

Acquisition-related costs incurred and expensed during the year ended March 31, 2017 were ¥16,415 thousand and were recorded as a component of Selling, general and administrative expenses in the consolidated statement of operations.

The following table summarizes the preliminary allocation of the purchase price based on the fair values of the assets acquired and liabilities assumed from EDI on November 4, 2016. The Company is in the process of completing the valuation of the assets acquired and the liabilities assumed since the acquisition date of EDI was near the balance sheet date. Accordingly, the preliminary fair values reflected in the following table are subject to change.

Thousands of Yen
Trade accounts receivable	¥27,710
Property and equipment	951
Other intangible assets	10,198
Customer relationships	109,632
Total assets acquired	148,491

Trade accounts payable	20,485
Total liabilities assumed	20,485

Total identified net assets	128,006

Goodwill	127,449
Purchase price	¥255,455

Pro forma results of operations were not presented because the effect of the acquisition was not material.

3. INVENTORIES

The components of inventories as of March 31, 2016 and 2017, consists of the following:

	Thousands of Yen
	2016	2017

Merchandise	¥2,169	¥69,397
Supplies	6,833	4,073
Total	9,002	73,470

4.INVESTMENTS IN SECURITIES

Available-for-sale securities

Information regarding securities classified as available-for-sale securities as of March 31, 2016 and 2017, is as follows:

	Thousands of Yen
		Gross	Gross
		unrealized	unrealized
March 31, 2016	Cost	gain	loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥431,550	¥—	¥539,100
Debt securities	102,441	—	1,621	100,820
Total	¥209,991	¥431,550	¥1,621	¥639,920

March 31, 2017
Available-for-sale securities:
Equity securities	¥107,550	¥392,850	¥—	¥500,400

The following table provides the fair value and gross unrealized losses of the Company’s investments that were deemed to be temporarily impaired as of March 31, 2016:

Thousands of Yen
	Less than 12 months		More than 12 months
		Gross unrealized		Gross unrealized
March 31, 2016	Fair value	loss	Fair value	loss
Debt securities	¥—	¥—	¥100,820	¥1,621

Proceeds from the sale of available‑for‑sale securities were ¥100,000 thousand for the year ended March 31, 2017. Gross realized loss of ¥2,441 thousand were included in "Other income (expenses)" for the year ended March 31, 2017.

5.ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2015, 2016 and 2017, is as follows:

	Thousands of Yen
	2015	2016	2017
Balance at beginning of year	¥—	¥25,374	¥75,269
Provision for doubtful accounts	26,431	59,358	89,474
Translation adjustment	(1,057)	(9,463)	892
Balance at end of year	¥25,374	¥75,269	¥165,635

6.PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2016 and 2017, consists of the following:

	Thousands of Yen
	2016	2017
Leasehold improvements	¥604,647	¥710,576
Furniture and fixtures	133,207	140,952
Computers	1,352,862	1,257,079
Assets held under capital lease, principally office equipment	17,471	131,318
Motor vehicles and transport equipment	3,969	11,223
Other	—	4,029
Total	2,112,156	2,255,177
Accumulated depreciation	(991,436)	(1,077,922)
Property and equipment —net	¥1,120,720	¥1,177,255

For the years ended March 31, 2015, 2016 and 2017, the Company recognized depreciation expenses of ¥246,028 thousand, ¥341,018 thousand and ¥351,834 thousand, respectively.

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

The Company recognized no impairment loss on long-lived assets for the years ended March 31, 2015 or 2017.

7.GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization acquired during the year ended March 31, 2016 except for capitalized computer software costs, including ¥2,136,610 thousand recorded from the acquisition of EvD, totaled ¥2,167,070 thousand, which primarily consist of customer relationship, noncompete agreement, favorable lease arrangements and trademark of ¥1,876,725 thousand, ¥51,601 thousand,  ¥163,382 thousand and ¥44,902 thousand, respectively.

Intangible assets subject to amortization acquired during the year ended March 31, 2017 except for capitalized computer software costs, including ¥119,830 thousand recorded from the acquisition of business of EDI, totaled ¥143,974 thousand, which primarily consist of customer relationship, noncompete agreement and favorable lease arrangements of ¥109,632 thousand, ¥1,012 thousand, and ¥9,186 thousand, respectively.

The components of intangible assets subject to amortization except for capitalized computer software costs as of March 31, 2016 and 2017, are as follows:

	Thousands of Yen
	2016		2017
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Customer relationships	¥2,068,580	¥114,164	¥2,168,992	¥255,532
Trademarks	84,307	22,759	37,362	24,588
Noncompete agreements	46,875	10,416	47,680	26,069
Favorable leases	114,522	21,558	130,408	68,911
Other	72,629	26,397	83,319	44,064
	¥2,386,913	¥195,294	¥2,467,761	¥419,164

There were no intangible assets not subject to amortization at March 31, 2016 and 2017.

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

The weighted average amortization periods for intangible assets except for capitalized computer software costs acquired during the year ended March 31, 2017 are approximately 14 years. The weighted average amortization periods for customer relationship, trademark, noncompete agreement and favorable lease acquired during the year ended March 31, 2017 are 15 years, 10 years, 3 years and 3 years, respectively.

The amortization expenses for the years ended March 31, 2016 and 2017 were ¥180,297 thousand and ¥254,176 thousand, respectively. The estimated aggregate amortization expense of intangible assets except for capitalized computer software costs for each of the next five years is as follows:

Year Ending March 31,	Thousands of Yen
2018	¥219,821
2019	181,302
2020	156,575
2021	156,378
2022	156,025

The 13th General Meeting of Shareholders, held on June 29, 2016, approved amendments to the Articles of Incorporation, and the Company changed its corporate name on July 1, 2016. In association with the amendments, the Company reviewed the useful lives of the old company name-related trademarks held by the Company to reflect the substance of the use of the assets. The original amortization period on the company name-related trademarks was ten years from the registration date of the company name. In July 2016, the Company amortized the entire remaining book value of the old company name-related trademarks. The balance of the old company name-related trademarks amounted to zero as of March 31, 2017. Additional amortization of ¥35,601 thousand was recorded during the year ended March 31, 2017.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2016 and 2017, by operating segment.

	Thousands of Yen
	Japan	Japan-AI	U.S.	Other	Total
Fiscal year ended March 31, 2015
Acquisition	¥—	¥—	¥150,881	¥—	¥150,881
Translation adjustments and other	—	—	24,546	—	24,546
Goodwill	—	—	175,427	—	175,427
Accumulated impairment losses	—	—	―	—	—
Balance at March 31, 2015	—	—	175,427	—	175,427

Acquisition	—	—	2,162,944	—	2,162,944
Translation adjustments and other	—	—	(206,234)	—	(206,234)
Goodwill	—	—	2,132,137	—	2,132,137
Accumulated impairment losses	—	—	—	—	—
Balance at March 31, 2016	—	—	2,132,137	—	2,132,137

Acquisition	—	—	127,449	—	127,449
Translation adjustments and other	—	—	(220,876)	—	(220,876)
Goodwill	—	—	2,038,710	—	2,038,710
Accumulated impairment losses	—	—	—	—	—
Balance at March 31, 2017	¥—	¥—	¥2,038,710	¥—	¥2,038,710

8.LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥17,471 thousand and ¥12,510 thousand, respectively, at March 31, 2016 and ¥131,318 thousand and ¥17,738 thousand, respectively, at March 31, 2017.

Operating Leases —The Company leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under noncancellable operating lease arrangements.

Expenses related to operating leases for the years ended March 31, 2015, 2016 and 2017, were ¥379,972 thousand, ¥823,790 thousand and ¥1,047,405 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2017, the future minimum lease payments under noncancellable operating leases and capital leases are as follows:

	Thousands of Yen
	Operating
Years ending March 31,	Leases	Capital Leases
2018	¥353,645	¥33,951
2019	296,852	33,301
2020	218,960	29,892
2021	158,841	19,001
2022	148,950	8,125
Total minimum lease payments	¥1,177,248	124,270

Less amounts representing interest		4,023
Present value of minimum lease payments		120,247
Less current portion		31,787
Noncurrent portion		¥88,460

9.CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use or to be sold.

The following is a summary of capitalized computer software costs as of March 31, 2016 and 2017:

	Thousands of Yen
	2016	2017
Balance at beginning of year	¥1,928,106	¥2,257,898
Costs capitalized during year	361,456	486,185
Foreign currency translation adjustment	(2,949)	545
Disposal and other	(28,715)	(416,438)
Balance at end of year	2,257,898	2,328,190
Accumulated amortization, end of year	(1,338,434)	(1,364,949)
Capitalized computer software costs—net	¥919,464	¥963,241

Included in the above are capitalized software costs for projects in progress of ¥59,895 thousand and ¥67,265 thousand at March 31, 2016 and 2017, respectively. For the years ended March 31, 2015, 2016 and 2017, the Company recognized amortization expenses related to capitalized software development costs of ¥302,809 thousand, ¥374,510 thousand and ¥455,876 thousand, respectively.

The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Thousands of
Years ending March 31,	Yen
2018	¥347,506
2019	243,184
2020	171,943
2021	109,248
2022	24,097

10.LONG-TERM DEBT

Short-term debt of ¥52,000 thousand and ¥1,000,000 thousand as of March 31, 2016 and 2017 consists of bank borrowings with a weighted average interest rate of 0.5% and 0.36%.

The components of long-term debt as of March 31, 2016 and 2017, are summarized as follows:

	Thousands of Yen
	2016		2017
	Weighted		Weighted
	average		average
	interest	2016	interest	2017
	rate	Balance	rate	Balance
Bank borrowings:
Secured by equity securities, various rates, and various maturities due 2020	1.1%	¥1,782,642	0.4%	¥1,810,694
Unsecured, various rates and various maturities, due 2019 through 2022	1.3%	2,552,718	0.4%	3,629,079
Capital lease obligations, due 2018	1.7%	5,613	0.6%	120,247
Zero coupon convertible bonds, due 2019	―	—	―	1,185,502
		4,340,973		6,745,522
Less: current portion		703,986		808,229
		¥3,636,987		¥5,937,293

The aggregate annual maturities of long-term debt after March 31, 2017, are as follows:

Years ending
March 31,	Thousands of Yen
2018	¥808,229
2019	906,383
2020	1,968,128
2021	2,709,106
2022	268,125
Thereafter	85,551
¥6,745,522

As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

In the year ended March 31, 2016 and 2017, the Company borrowed ¥3,761,546 thousand and ¥1,855,897 thousand from two banks, respectively. The balance of such borrowings as of March 31, 2016 and 2017 was ¥4,247,860 thousand and ¥4,336,877 thousand, respectively.

Credit Line

Under a ¥700,000 thousand five year syndicated loan arrangement entered into with a consortium of banks on September 27, 2011, the Company borrowed ¥350,000 thousand when the arrangement was signed and an additional ¥350,000 thousand in May 2012. As of March 31, 2016 and 2017, the balance of such borrowings was ¥87,500 thousand and ¥0 thousand, respectively.

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that originally matured on December 27, 2013. The Company renewed the agreement to extend the maturity to December 22, 2017. Any further extension of the maturity date of the credit facility is subject to the consortium’s approval. As of March 31, 2017, the balance of borrowings under this facility was ¥1,000,000 thousand.

Under a ¥ 1,000,000 thousand syndicated loan arrangement entered into with a consortium of banks on July 26, 2016, and a ¥300,000 thousand six year syndicated loan arrangement entered into with a consortium of banks on September 27, 2016, the Company borrowed ¥1,300,000 thousand with both agreements. As of March 31, 2017, the balance of such borrowings was ¥1,300,000 thousand.

The Company entered into a ¥90,000 thousand one year bank overdraft arrangement with certain bank for which the unused balance outstanding as of March 31, 2017 was ¥90,000 thousand.

Convertible bonds

In December 2016, the Company issued unsecured zero coupon convertible bonds due in November 2019 in the aggregate face amount of ¥2,500,000 thousand at par for ¥2,500,000 thousand. The conversion price is ¥813 per common stock and are convertible to the Company’s common stock at the option of the holders at any time on or after December 2016. The bond holder may require the Company to redeem the bonds outstanding on or after December 1, 2016 through November 30, 2017, December 1, 2017 through November 30, 2018 and December 1, 2018 through November 30, 2019 at 100.5%,  101.0% and 101.5% of the face amount, respectively. In addition, the Company has the option to redeem all of the bonds outstanding at 110.0% of the face amount. The bonds contain beneficial conversion features and the proceeds equal to the intrinsic value of the features amounted to ¥100,272 thousand are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. There are no other embedded features which the Company is required to bifurcate and are accounted for separately from the bonds.

During the year ended March 31, 2017, prior to the maturity date, convertible bonds with a face amount of ¥1,250,000 thousand were converted into 1,537,502 equity shares of the Company at a conversion price of ¥813 per share. The Company recorded an increase of ¥625,000 thousand in "Common stock" and ¥719,715 thousand, net of issuance cost of ¥5,557 thousand in "Additional paid-in capital." The carrying amount of the bonds, with the accretion of discounts, is included in "Long-term debt" in the Company's consolidated balance sheets.

Financial Covenants

There are restrictive covenants related to the bank borrowings of ¥3,608,150 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan (“Japanese GAAP”). FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015 of ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2017.

There are restrictive covenants related to the bank borrowings of ¥210,337 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2017.

There are restrictive covenants related to the syndicated loan of ¥1,300,000 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2016; ¥5,187,455 thousand on a stand-alone basis and ¥4,657,450 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any two consecutive fiscal years. FRONTEO is in compliance with these restrictive covenants at March 31, 2017.

There are restrictive covenants related to the revolving credit facility of ¥1,000,000 thousand as of March 31, 2017, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. FRONTEO is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2012; ¥2,607,338 thousand on a stand-alone basis and ¥2,655,320 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and the Company shall not record ordinary losses in any fiscal years. As of March 31, 2017, FRONTEO is not in compliance with these restrictive covenants. Subsequent to the year end, one of Japanese banks determined not to extend the maturity on the outstanding loans and the Company repaid in an aggregate principal amount of ¥200,000 thousand to the bank. The other Japanese banks extended the maturity on the outstanding loans in June and July 2017 and the remaining principal amount of ¥800,000 thousand are classified as short-term bank borrowing and will become due on December 22, 2017, unless further extension of the maturity of the credit facility will be submitted and approved by the consortium.

As of March 31, 2017, the Company pledged the common stock of its subsidiary in the U.S. with carrying value of ¥4,394,269 thousand as security for a borrowing from bank of ¥1,999,582 thousand.

11.   RETIREMENT AND SEVERANCE BENEFITS

The Company has defined benefit plans which consist primarily of the defined benefit indemnities plan covering substantially all employees in Japan. Under the severance indemnities plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause.

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2016 and 2017, are as follows:

	Thousands of Yen
	2016	2017
Change in benefit obligation:
Benefit obligation at beginning of year	¥41,990	¥79,839
Service cost	17,468	24,641
Interest cost	35	123
Actuarial loss (gain)	27,856	(15,518)
Benefits paid	(5,448)	(11,539)
Foreign currency exchange rate changes	(2,062)	811
Benefit obligation at end of year	¥79,839	¥78,357

Change in plan assets:
Fair value of plan assets at beginning of year	¥5,866	¥20,486
Employer contributions	19,590	14,329
Benefits paid	(3,564)	(11,539)
Foreign currency exchange rate changes	(1,406)	552
Fair value of plan assets at end of year	20,486	23,828

Funded status at end of year	¥(59,353)	¥(54,529)

The accumulated benefit obligations as of March 31, 2016 and 2017 are ¥62,390 thousand and ¥70,688 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2016 and 2017, are as follows:

	Thousands of Yen
	2016	2017
Retirement and severance benefits—current	¥3,201	¥8,468
Retirement and severance benefits—noncurrent	56,152	46,061
Amount recognized	¥59,353	¥54,529

Net periodic retirement cost for the years ended March 31, 2015, 2016 and 2017 consists of the following components:

	Thousands of Yen
	2015	2016	2017
Service cost	¥16,843	¥17,468	¥24,641
Interest cost	28	35	123
Amortization of net gain	1,594	2,001	4,313
Net periodic retirement cost	¥18,465	¥19,504	¥29,077

Amounts recognized in other comprehensive income (loss), net of tax, for the years ended March 31, 2015, 2016 and 2017, are as follows:

	Thousands of Yen
	2015	2016	2017
Actuarial (gain) loss	¥(1,703)	¥(17,495)	¥13,759

Amounts recognized in accumulated other comprehensive income (loss), net of tax, as of March 31, 2016 and 2017, are as follows:

	Thousands of Yen
	2016	2017
Accumulated actuarial loss	¥(23,276)	¥(9,517)

The estimated net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic retirement cost in the fiscal year ending March 31, 2018 is ¥2,652 thousand.

The Company uses its year-end as the measurement date for the benefit obligation. The assumptions used to determine the year-end benefit obligation are as follows:

	2016	2017
Discount rate	0.23%	0.27%
Rate of compensation increase	5.10%	4.70%

The assumptions used to determine the net periodic retirement cost for the years ended March 31, 2015, 2016 and 2017, are as follows:

	2015	2016	2017
Discount rate	0.21%	0.17%	0.23%
Rate of compensation increase	6.90%	3.50%	5.10%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31,	Thousands of Yen
2018	¥8,468
2019	8,209
2020	9,086
2021	10,533
2022	9,405
2023 through 2028	36,759

The Company expects to contribute ¥8,468 thousand to its defined benefit pension plan in the year ending March 31, 2018.

Plan assets cover the defined benefit plan for employees of a certain subsidiary. The Company’s funding policy with respect to the plan is to contribute annually its employees’ monthly salary to the plan. Plan assets are life insurance pooled investment portfolios, which are managed by an insurance company and guarantee a rate of return. The life insurance pooled investment portfolios are valued at conversion value and are classified as Level 2. Refer to Note 15 for the definition of Level 2.

12. ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original condition. The movements in asset retirement obligations for the years ended March 31, 2016 and 2017, are as follows:

	Thousands of Yen
	2016	2017
Balance at beginning of year	¥48,041	¥49,005
Liabilities incurred during the year	—	—
Accretion expense	964	976
Balance at end of year	¥49,005	¥49,981

13. FINANCIAL INSTRUMENTS

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

Cash and cash equivalents, Current portion of investment, Trade accounts receivable and Trade accounts payable

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments

Investments consisted of time deposits with fixed interest rate of which contract was entered into in March 2016. As there have been no significant changes in credit environment, the carrying amount approximates fair value. The fair value of time deposits with stated maturities was based on the discounted value of contractual cash flows. The discount rate was estimated using rates currently available in the local market.

Short-term and long-term debt

The fair value of bank borrowings is estimated based on the present value of future cash flows using the Company’s borrowing rate for the same contractual terms.

The fair value of the convertible bonds is estimated based on the present value of future cash flows using the Company’s borrowing rate for the same contractual terms as the Company’s share price was lower than the conversion price.

	Thousands of Yen
	2016		2017
	Carrying		Carrying	Fair
	Amount	Fair Value	Amount	Value
Liabilities:
Short-term bank borrowing	¥52,000	¥52,000	¥1,000,000	¥1,000,000
Long-term debt:
Bank borrowings	4,335,360	4,294,286	5,439,773	5,443,352
Convertible bonds	―	―	1,185,502	1,231,903

Refer to Note 11 for fair value of plan asset which are comprised of the life insurance pooled investment portfolios, Note 15 for fair values of equity and debt securities and Note 14 for derivative financial instruments.

The level of the fair value hierarchy within the fair value measurement of cash equivalents is Level 1 and that of current portion of investments, investments, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk — Trade accounts receivable from the Company’s three largest customers accounted for approximately 33.6% and 17.1% of the Company’s trade accounts receivable as of March 31, 2016 and 2017, respectively.

The Company conducts business based on periodic evaluations of the customers’ financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit risk.

14. DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s exposure to risks arising from fluctuations in foreign currencies and interest rates related to underlying long-term bank borrowings and forecasted borrowing transactions. In order to minimize the variability caused by those risks, the Company enters into cross currency interest rate swaps and forward currency exchange contracts to manage fluctuations in cash flows. The cross currency interest rate swaps entered into during the year ended March 31, 2016 and 2017 are converting U.S. dollar basis borrowings with variable interest rates into Japanese yen basis borrowings with fixed interest rates. The forward currency exchange contracts entered into during the year ended March 31, 2016 and 2017 are to receive Japanese yen amounts from forecasted borrowing transactions on a U.S. dollar basis and expired during the year ended March 31, 2017. The forward currency exchange contracts existing as of March 31, 2017 are to receive Japanese yen amounts for receivables denominated in U.S. dollar.

The Company does not designate the cross currency interest rate swaps and forward currency exchange contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, those contracts are measured at fair value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

Volume of Derivative Activities

Notional amounts of cross-currency interest rate swaps and forward currency exchange as of March 31, 2016 and 2017 are summarized as follows:

	Thousands of Yen
	2016	2017
Cross currency interest rate swaps	¥2,251,545	¥2,156,055
Forward currency exchange	136,488	1,151,272

Impacts on the Consolidated Financial Statements

The fair values of derivatives in the consolidated balance sheets as of March 31, 2016 and 2017 are summarized as follows:

		Thousands of Yen
	Balance sheet	Fair value
		2016	2017
Derivative liabilities
Derivatives not designated as hedging instruments:
Cross currency interest rate swaps	Derivative liabilities	¥254,262	¥214,611
Forward currency exchange	Derivative liabilities	3,943	―
	Other current liabilities	―	7,624

Gains and losses related to derivatives recorded in the consolidated statements of operations for the year ended March 31, 2016 and 2017 are summarized as follows:

Derivatives not designated as hedging instruments

		Thousands of Yen
	Statement of operations	Gains (Losses) recognized in Statement of Operations on derivatives
		2016	2017
Cross currency interest rate swaps	Gain (loss) on derivatives	¥(254,262)	¥39,651
Forward currency exchange	Gain (loss) on derivatives	(3,943)	3,681

15. FAIR VALUE MEASUREMENTS

ASC Topic 820, “Fair Value Measurements,” establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

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

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2017, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification
Recurring Basis	Value	Value	Level 1	Level 2	Level 3
March 31, 2016:
Assets:
Available-for-sale securities:
Equity securities	¥539,100	¥539,100	¥539,100	¥—	¥—
Debt securities	100,820	100,820	—	100,820	—
Liabilities:
Derivative liabilities	258,205	258,205	—	258,205	—

March 31, 2017:
Assets:
Available-for-sale securities:
Equity securities	¥500,400	¥500,400	¥500,400	¥—	¥—
Liabilities:
Derivative liabilities	222,235	222,235	—	222,235	—

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

There are no assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2017. See Note 6 for additional information.

16. INCOME TAXES (BENEFIT)

Income (loss) from operations before income taxes and income taxes (benefit) for the years ended March 31, 2015, 2016 and 2017, consist of the following components:

	Thousands of Yen
	2015	2016	2017
Income (loss) from operations before income taxes:
Domestic	¥502,845	¥(235,186)	¥(638,940)
Foreign	(44,548)	6,436	(678,032)
Total	¥458,297	¥(228,750)	¥(1,316,972)
Income taxes―current
Domestic	¥82,915	¥121,253	¥40,669
Foreign	(44)	92,062	121
Total	¥82,871	¥213,315	¥40,790
Income taxes (benefit)―deferred
Domestic	¥132,995	¥5,122	¥(55,977)
Foreign	22,228	(35,312)	(442,922)
Total	¥155,223	¥(30,190)	¥(498,899)

For the years ended March 31, 2015, 2016 and 2017, ¥238,094 thousand, ¥183,125 thousand and (¥458,109) thousand were recorded as income tax expenses (benefit) attributable to operations, and ¥50,902 thousand, ¥32,779 thousand and (¥15,694) thousand were recognized as income tax expenses (benefit) attributable to other comprehensive income, respectively.

The tax effects of temporary differences and operating loss carryforwards and tax credits giving rise to deferred tax balances at March 31, 2016 and 2017 are as follows:

	Thousands of Yen
	2016		2017
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Asset	Liability	Asset	Liability
Impairment loss on investments in securities	¥38,130	¥—	¥38,130	¥—
Depreciation and amortization	11,085	37,478	22,137	83,958
Accrued municipal governments tax	9,812	—	6,702	—
Allowance for doubtful accounts	23,144	—	74,855	—
Accrued bonus	49,354		68,127
Accrued vacation	63,984		97,497
Other accrued expense	—	—	146,324	—
Asset retirement obligations	16,591	—	17,864	—
Operating loss carryforwards	109,413	—	396,055	—
Derivatives	20,174	—	828	—
Accounts payable	4,754	—	—	—
Prepaid expenses	—	21,635	—	—
Unrealized gain on available-for-sale securities	—	141,653	—	120,291
Acquisition related cost	26,885	—	26,885	—
Share-based compensation expense	4,070	—	—	—
Intangible assets	—	707,315	—	679,131
Others	40,600	8,260	156,229	50,901
Total	417,996	916,341	1,051,633	934,281
Valuation allowance	(132,874)	—	(181,719)	—
Total	¥285,122	¥916,341	¥869,914	¥934,281

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2016 and 2017.

As of March 31, 2016 and 2017, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of Taiwanese and domestic subsidiaries, and was provided at the amounts which are considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2015, 2016 and 2017 is as follows:

	Thousands of Yen
	2015	2016	2017
Balance at beginning of year	¥57,324	¥88,870	¥132,874
Additions	48,931	61,670	50,528
Deductions	(17,385)	(17,666)	(1,683)
Balance at end of year	¥88,870	¥132,874	¥181,719

As of March 31, 2017, the Taiwan subsidiary, the U.S. subsidiary and domestic subsidiaries had operating loss carryforwards of ¥318,557 thousand, ¥1,024,402 thousand and ¥224,778 thousand, respectively. These operating loss carryforwards are available to offset future taxable income and will expire in March 2026 for Taiwan taxes, March 2037 for U.S. taxes and March 2025 for Japanese income tax, respectively.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in a statutory tax rate of approximately 35.64 percent, 33.06 percent and 30.62 percent for the years ended March 31, 2015, 2016 and 2017, respectively.

Reconciliations between the amount of reported income tax expense (benefit) and the amount of income tax expense (benefit) computed using the normal statutory tax rate for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands of Yen
	2015	2016	2017
Amount computed using normal Japanese statutory tax rate	¥163,336	¥(75,716)	¥(403,257)
Increase (decrease) in taxes resulting from:
Change in valuation allowance	31,545	44,004	48,845
Change in statutory tax rate	15,798	18,074	—
Share-based compensation expense	6,927	21,531	(7,814)
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	15,776	14,475	(104,407)
Officers’ remuneration not deductible for tax purpose	4,870	—	—
Research and development tax credit	(7,513)	—	(5,748)
Non-deductible acquisition costs and earn-out liabilities adjustment	—	157,739	—
Others-net	7,355	3,018	14,272
Income tax expense (benefit) as reported	¥238,094	¥183,125	¥(458,109)

The change in the valuation allowance for  the year ended March 31, 2015 includes an increase of ¥20,536 thousand in the valuation allowance of a foreign subsidiary in Taiwan and a domestic subsidiary as of March 31, 2015 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2015, an increase of ¥28,395 thousand in the valuation allowance for the deferred tax assets arising from acquisition related costs, and a decrease of ¥16,262 thousand in the valuation allowance for the deferred tax assets arising from research and development tax credits.

The change in the valuation allowance for the year ended March 31, 2016 includes an increase of ¥61,670 thousand in the valuation allowance of foreign subsidiaries in Taiwan and U.S. and domestic subsidiaries as of March 31, 2016 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2016 and a decrease of ¥17,666 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Korea.

The change in the valuation allowance for the year ended March 31, 2017 includes an increase of ¥50,528 thousand in the valuation allowance of foreign subsidiaries in U.S. and domestic subsidiaries as of March 31, 2017 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2017 and a decrease of ¥1,683 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

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

On March 29, 2016, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate was reduced from 32.34 percent to 30.86 percent for the two years from April 1, 2016 to March 31, 2018 and from 32.34 percent to 30.62 percent from the fiscal year beginning April 1, 2018. The impact of the tax law changes was a net deferred income taxes benefit of ¥18,074 thousand for the year ended March 31, 2016.

17.SHARE-BASED COMPENSATION

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

On June 22, 2016, the Company granted options to purchase a total of 140,000 equity shares with an exercise price per share of ¥1,181 to 45 employee (“13th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On August 26, 2016, the Company granted options to purchase a total of 70,000 equity shares with an exercise price per share of ¥809 to 34 employee/directors (“14th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On December 23, 2016, the Company granted options to purchase a total of 15,000 equity shares with an exercise price per share of ¥901 to a director (“15th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

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

The following table presents total share-based compensation expense, which is a noncash charge, included in the consolidated statements of operations for the years ended March 31, 2015, 2016 and 2017:

	Thousands of Yen
	2015	2016	2017
Cost of revenue	¥5,200	¥26,818	¥24,758
Selling, general and administrative expenses	21,960	51,593	28,274
Pre-tax share-based compensation expense	27,160	78,411	53,032
Income tax benefit	(2,722)	(8,471)	―
Total share-based compensation expense, net of tax
	¥24,438	¥69,940	¥53,032

Cash received from stock options exercised during the year ended March 31, 2016 and 2017 was ¥21,197 thousand and ¥184,375 thousand, respectively. The tax deductions related to stock options exercised during the year ended March 31, 2016 was ¥1,349 thousand, and there we no tax deductions during the year ended March 31, 2017.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment when the actual forfeitures exceed the Company’s estimate. As of March 31, 2017, the total unrecognized compensation expense related to the unvested portion of the 9th, 11th, 12th, 13th, 14th, and 15th series Stock Option Grants was ¥83,316 thousand. As of March 31, 2017, the expense will be recognized over a remaining weighted-average period of 1.2 years.

The estimated fair value of stock options is determined using the Black-Scholes valuation model. Key inputs and assumptions to estimate the fair value of stock options include the exercise price of the award, the expected option term, the volatility of the Company’s share price, the risk-free interest rate and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by individuals who receive equity awards.

The following table presents the weighted-average assumptions used in estimating the fair value of options granted to employees during the years ended March 31, 2015, 2016 and 2017.

	2015	2016	2017
Expected life of stock option (years)	4.3	4.2	4.2
Expected volatility	109.3%	97.1%	71.9%
Risk-free interest rate	0.2%	0.1%	0.2%
Expected dividend yield	0.8%	0.3%	0.2%

	Thousands of Yen
	2015	2016	2017
Weighted-average grant-date fair value per option	¥293	¥600	¥373

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

A summary of stock option activity during the year ended March 31, 2017, is presented below:

			Weighted-average	Aggregate
			remaining	intrinsic value
		Weighted-average	contractual term	(Thousands of
	Shares	exercise price	(in years)	Yen)
Outstanding―March 31, 2016	1,285,000	¥476	2.7	¥632,571
Granted	225,000	1,047
Exercised	(545,000)	248
Forfeited	(70,000)	862
Outstanding—March 31, 2017	895,000	¥729	3.3	¥117,016
Vested and expected to vest ― March 31, 2017	895,000	¥729	3.3	¥117,016
Exercisable—March 31, 2017	376,000	¥513	3.1	¥86,960

Exercises of Stock Options

The total intrinsic values of options exercised during the year ended March 31, 2015, 2016 and 2017 were ¥66,560 thousand, ¥191,100 thousand and ¥333,700 thousand, respectively. The amount of cash received from exercise of stock options for the year ended March 31, 2015, 2016 and 2017 were ¥17,642 thousand, ¥21,197 thousand and ¥184,375 thousand, respectively. Cash received from exercise of options for the year ended March 31,2017 includes ¥49,412 thousand of options which were granted to underwriters (“8th series of Stock option Grant”) on May 15, 2013 and fully exercised during the year ended March 31, 2017. The total intrinsic value of 8th series of Stock Option Grant were 52,184 thousand. The total intrinsic values of options which were granted to non-employees during the year ended March 31, 2014 and exercised during the year ended March 31, 2017 was ¥52,184 thousand.

Nonvested Stock Options

A summary of the status of the Company’s nonvested stock options and their weighted-average grant date fair value at March 31, 2017, is as follows:

		Weighted-Average
		Grant Date Fair
	Shares	Value
Nonvested—April 1, 2016	544,000	¥396
Granted	225,000	373
Vested	(180,000)	262
Forfeited	(70,000)	462
Outstanding—March 31, 2017	519,000	¥422

18.EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Statutory Auditors, and (4) the term of service of the directors being prescribed as one year rather than the normal two-year term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings available for dividends shown in FRONTEO’s general books of account, as determined under Japanese  GAAP, amounted to ¥1,316,504 thousand at March 31, 2017.

19.OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive income for the years ended March 31, 2015, 2016 and 2017, are as follows:

	Thousands of Yen
			Adjustments
	Foreign		related to	Accumulated
	currency	Unrealized	retirement and	other
	translation	holding gain on	severance	comprehensive
	adjustments	securities	benefits	income
Balance at April 1, 2014	¥42,237	¥96,460	¥(4,078)	¥134,619
Period change	138,130	89,693	(1,703)	226,120
Balance at April 1, 2015	180,367	186,153	(5,781)	360,739
Period change	(449,944)	78,215	(17,495)	(389,224)
Balance at March 31, 2016	(269,577)	264,368	(23,276)	(28,485)
Period change	(51,994)	(15,759)	13,759	(53,994)
Balance at March 31, 2017	¥(321,571)	¥248,609	¥(9,517)	¥(82,479)

The tax effects allocated to each component of other comprehensive income for the years ended March 31, 2015, 2016 and 2017, were as follows:

	Thousands of Yen
	2015
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥139,688	¥(1,558)	¥138,130
Unrealized holding gain on securities:
Amount arising during the period	139,410	(49,717)	89,693
Net unrealized holding gain during the period	139,410	(49,717)	89,693
Adjustments related to retirement and severance benefits:
Amount arising during the period	(2,076)	373	(1,703)
Net adjustments related to retirement and severance benefits	(2,076)	373	(1,703)

Other comprehensive income(loss)	¥277,022	¥(50,902)	¥226,120

	2016
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(459,187)	¥9,243	¥(449,944)
Unrealized holding gain on securities:
Amount arising during the period	127,612	(49,397)	78,215
Net unrealized holding gain during the period	127,612	(49,397)	78,215
Adjustments related to retirement and severance benefits:
Amount arising during the period	(24,870)	7,375	(17,495)
Net adjustments related to retirement and severance benefits	(24,870)	7,375	(17,495)

Other comprehensive income(loss)	¥(356,445)	¥(32,779)	¥(389,224)

	2017
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(52,440)	¥446	¥(51,994)
Unrealized holding gain on securities:
Amount arising during the period	(37,079)	21,320	(15,759)
Net unrealized holding gain during the period	(37,079)	21,320	(15,759)
Adjustments related to retirement and severance benefits:
Amount arising during the period	19,831	(6,072)	13,759
Net adjustments related to retirement and severance benefits	19,831	(6,072)	13,759

Other comprehensive income(loss)	¥(69,688)	¥15,694	¥(53,994)

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Thousands of Yen
			Adjustments
			related to
	Foreign currency	Unrealized	retirement and
	translation	holding gain	severance
	adjustments	on securities	benefits	Total
Balance at March 31, 2014	¥42,237	¥96,460	¥(4,078)	¥134,619
Other comprehensive income (loss) before reclassifications	138,130	89,693	(2,782)	225,041
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	1,079	1,079
Net current-year other comprehensive income (loss)	138,130	89,693	(1,703)	226,120
Balance at March 31, 2015	¥180,367	¥186,153	¥(5,781)	¥360,739
Other comprehensive income (loss) before reclassifications	(449,944)	78,215	(18,883)	(390,612)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	1,388	1,388
Net current-year other comprehensive income (loss)	(449,944)	78,215	(17,495)	(389,224)
Balance at March 31, 2016	¥(269,577)	¥264,368	¥(23,276)	¥(28,485)
Other comprehensive income (loss) before reclassifications	(51,994)	(17,453)	10,767	(58,680)
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,694	2,992	4,686
Net current-year other comprehensive income (loss)	(51,994)	(15,759)	13,759	(53,994)
Balance at March 31, 2017	¥(321,571)	¥248,609	¥(9,517)	¥(82,479)

The amounts reclassified out of accumulated other comprehensive income (loss) into the consolidated statements of operations, with affected line items, for the years ended March 31, 2015, 2016 and 2017 are as follows:

				Affected line items in the
Details about accumulated other comprehensive	Thousands of Yen			consolidated statements of
income (loss)	2015	2016	2017	operations

Adjustments related to retirement and severance benefits	¥1,594	¥2,001	¥4,313	*(1)
	(515)	(613)	(1,321)	Income taxes (benefit)
	1,079	1,388	2,992	Net income (loss)
Adjustments related to unrealized holding gain on securities	―	―	2,441	Other income
	―	―	(747)	Income taxes (benefit)
	―	―	1,694	Net income (loss)
Total reclassifications for the year	¥1,079	¥1,388	¥4,686

*(1) These are included in the computation of net periodic pension cost (See Note 11).

20.NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed on the basis of weighted-average outstanding common shares. Diluted net income (loss) per share is computed on the basis of basic weighted-average outstanding common shares adjusted for the dilutive effect of stock options and convertible bonds, if dilutive. Potentially dilutive common shares from series of stock option plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options. Potentially dilutive common shares are determined by applying the if-converted method for the convertible bonds. The numerator of the diluted net income (loss) per share calculation is increased by the amount of interest expense, net of tax, related to outstanding convertible bonds if the net impact is dilutive.

The computation of basic and diluted net income per share for the years ended March 31, 2015, 2016 and 2017 is as follows:

	2015
		Weighted-Average
	(Thousands of Yen)	Common
	Net Income	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥218,453	34,956,728	¥6.3
Effect of dilutive securities: Stock options*(1)		842,025
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥218,453	35,798,753	¥6.1

	2016
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Income	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(417,632)	35,582,665	¥(11.7)
Effect of dilutive securities: Stock options*(1)
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(417,632)	35,582,665	¥(11.7)

2017
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Loss	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(865,087)	36,372,576	¥(23.8)
Effect of dilutive securities: Stock options*(1)		—
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(865,087)	36,372,576	¥(23.8)

*(1) The calculation of diluted net loss per share for the years ended March 31, 2016 and 2017 does not include potentially dilutive securities because their inclusion would be anti-dilutive (i.e., reduce the net loss per share).

21.    SEGMENT REPORTING

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services (“legal service”) which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S. -based attorneys who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by other foreign subsidiaries for foreign clients other than those who contracted FRONTEO USA, Inc. and FRONTEO Government Services, Inc. FRONTEO and its domestic subsidiaries also provide AI based business, such as healthcare and data marketing. The Company’s legal service operations in Japan, the U.S. and Other (which includes South Korea and Taiwan), and AI based service in Japan have been identified as the four operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the four operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

AI based service in Japan segment has met a quantitative threshold for the year ended March 31, 2017 and the segment data for the year ended March 31, 2016 were presented for comparative purposes. No segment data for the year ended March 31, 2015 has been presented because AI based service did not exist in that year.

Each legal service segment recognizes revenue for which the segment has a direct contractual relationships with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S.- based law firms representing corporate clients in Asia. If the Company’s services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment although the end corporate client may be located in areas other than the U.S.

The Company’s reportable segments are the same as its operating segments.

Segment information for the years ended March 31, 2015, 2016 and 2017 is presented below:

Revenue:

	Thousands of Yen
	2015		2016	2017
Japan-legal
Outside customers		¥3,105,983	¥3,726,683	¥3,740,903
Intersegment*(1)		739,796	844,455	571,889
Total		3,845,779	4,571,138	4,312,792

Japan-AI
Outside customers	¥	―	¥118,915	¥288,012
U.S.
Outside customers		2,784,470	6,223,652	6,800,966
Intersegment*(1)		121,546	101,628	179,763
Total		2,906,016	6,325,280	6,980,729

Other
Outside customers		384,007	483,758	377,850
Intersegment*(1)		124,488	138,977	47,876
Total		508,495	622,735	425,726

Eliminations		(985,830)	(1,085,061)	(799,529)

Total revenue after eliminations		6,274,460	10,553,007	11,207,730

Adjustments*(2)		30,466	3,229	13,045

Total consolidated revenue		¥6,304,926	¥10,556,236	¥11,220,775

______________________________

*(1)  Intersegment transaction prices and other conditions are determined based on market prices and total costs of transactions.

*(2)  These amounts primarily represent the net impact of adjustments arising from differences in the timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measures:

	Thousands of Yen
	2015	2016	2017
Segment profit (loss)
Japan	¥303,149	¥557,597	¥698,608
Japan-AI	—	(527,420)	(728,926)
U.S.	39,926	35,013	(1,132,981)
Other	(77,006)	3,933	(43,363)

Total segment profit after eliminations	266,069	69,123	(1,206,662)

Adjustments*(3)	9,353	(139,402)	27,811

Total consolidated operating income (loss)	275,422	(70,279)	(1,178,851)

Unallocated amounts:
Interest income	1,699	1,672	3,634
Interest expense	(28,177)	(54,793)	(125,743)
Gain (loss) on derivatives	—	(258,205)	43,594
Foreign currency exchange gains (losses)	200,438	161,680	(13,751)
Dividend income	9,000	11,250	14,400
Other-net	(85)	(20,075)	(60,255)

Total consolidated income (loss) before income taxes	¥458,297	¥(228,750)	¥(1,316,972)

* (3) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, remeasurement of earn-out and vacation allowance expenses for employees.

Segment Assets:

	Thousands of Yen
	2016	2017
Segment assets
Japan	¥11,586,133	¥12,334,732
Japan-AI	358,045	3,468,157
U.S.	7,658,961	8,600,034
Others*(4)	720,152	734,277

Eliminations	(7,404,501)	(8,978,328)

Total segment assets after eliminations	12,918,790	16,158,872

Adjustments*(5)	(52,135)	86,736

Total consolidated assets	¥12,866,655	¥16,245,608

*(4) The Company recognized an impairment loss on long-lived assets of ¥5,144 thousand for the year ended March 31, 2016 related to property, plant and equipment owned by a subsidiary in Taiwan.

*(5) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2015	2016	2017
Capital expenditures
Japan	¥575,196	¥300,447	¥616,757
Japan-AI	―	155,442	384,606
U.S.	89,463	660,982	361,777
Others	24,628	8,982	6,331

Total consolidated capital expenditures	¥689,287	¥1,125,853	¥1,369,471

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2 of the notes to the consolidated financial statements.

Other Significant Items:

	Thousands of Yen
	2015	2016	2017
Depreciation and amortization
Japan	¥431,287	¥474,533	¥444,094
Japan-AI		48,504	125,715
U.S.	113,768	313,025	429,618
Others	42,703	47,545	39,769

Total depreciation and amortization	587,758	883,607	1,039,196

Adjustments	1,774	12,218	9,431

Total consolidated depreciation and amortization	¥589,532	¥895,825	¥1,048,627

Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for depreciation and amortization.

Entity-Wide Information:

For the year ended March 31, 2015, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,969,335 thousand and ¥641,074 thousand, respectively, representing approximately 31.4 percent and 10.2 percent, respectively, of consolidated revenue. For the year ended March 31, 2016, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,657,074 thousand and ¥1,022,656 thousand, respectively, representing approximately 15.6 percent and 9.7 percent, respectively, of consolidated revenue. For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand representing approximately 11.2 percent of consolidated revenue. These customers are attributable to Japan except revenues of ¥1,969,335 thousand and ¥1,657,074 thousand for Samsung Electronics Co., Ltd. for the years ended March 31, 2015 and 2016, respectively, which are reported in the U.S. and Other. For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand, representing approximately 11.2% of the total revenue.

The information concerning revenue by service category for the years ended March 31, 2015, 2016 and 2017, is presented below:

	Thousands of Yen
	2015	2016	2017
eDiscovery
Review	¥832,492	¥1,998,276	¥2,630,785
Other	5,027,090	8,047,850	7,830,595
Total	5,859,582	10,046,126	10,461,380
Investigation	299,095	283,957	304,233
AI	—	118,914	288,011
Sales of software	24,344	41,054	44,523
Sales of forensic tools	21,926	41,794	29,971
Forensic training	6,325	9,990	12,485
Other	93,654	14,401	80,172
Total revenue	¥6,304,926	¥10,556,236	¥11,220,775

Long-lived assets held in Japan, Japan-AI, the U.S., and Other as of March 31, 2017 were ¥308,415 thousand, ¥66,879 thousand, ¥771,734 thousand and ¥29,828 thousand, respectively. Long-lived assets include property and equipment.

22.   ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” incurred during the years ended March 31, 2015, 2016 and 2017, relate primarily to advertisements in magazines and journals and amounted to ¥179,064 thousand, ¥151,214 thousand and ¥200,946 thousand, respectively.

23．RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal use software products, which do not meet the criteria for capitalization, and new solutions. Such costs are expensed as incurred. Research and development costs incurred during the years ended March 31, 2015, 2016 and 2017 amounted to ¥89,451 thousand, ¥91,600 thousand and ¥83,679 thousand, respectively.

24.RELATED PARTY TRANSACTIONS

During the year ended March 31, 2016 and 2017, the Company entered into transactions with Consultoris, Inc. (“CI”) and IIOSS, Inc. (“IIOSS”), which are managed by management of foreign subsidiaries. CI provides consulting services and IIOSS provides outsourcing support services to the Company.

For the year ended March 31, 2016, the total amount of  transactions with CI and IIOSS was ¥40,363 thousand.    For the year ended March 31, 2017, the amount of transactions with CI was ¥44,419 thousand, and the amount of transactions with IIOSS was not material.

25.SUBSEQUENT EVENTS

Stock options

On June 29, 2016, the 16th series Stock Option Grant was approved at FRONTEO’s ordinary general meeting of shareholders. On April 20, 2017, FRONTEO’s board of directors resolved and approved the issuance of stock options under the 16th series Stock Option Grant.

The key terms and conditions for the 16th series Stock Option Grant are as follows:

Grant date	April 22, 2017
Number of shares to be issued	105,000 shares
Exercise price per share	¥774
Vesting period	3 years
Exercise period of the stock options	April 22, 2020 to
April 21, 2023
Total number of recipients – employee/directors and employees of the Company	6
Conditions for the stock options to be vested	Enrolled as director or employee of the Company

On June 14, 2017, FRONTEO’s board of directors resolved and approved the issuance of stock options under the 17th series Stock Option Grant.

The key terms and conditions for the 17th series Stock Option Grant are as follows:

Number of shares to be issued	870,000 shares
Issue price per share	¥42
Exercise price per share	¥731
Vesting period	3 years
Exercise period of the stock options	July 1, 2019 to
July 6, 2022

On June 29, 2016, the 18th series Stock Option Grant was approved at FRONTEO’s ordinary general meeting of shareholders. On June 22, 2017, FRONTEO’s board of directors resolved and approved the issuance of stock options under the 18th series Stock Option Grant.

The key terms and conditions for the 18th series Stock Option Grant are as follows:

Grant date	June 23, 2017
Number of shares to be issued	70,000 shares
Exercise price per share	¥730
Vesting period	3 years
Exercise period of the stock options	June 24, 2020 to
June 23, 2023
Total number of recipients – employee/directors and employees of the Company	39
Conditions for the stock options to be vested	Enrolled as director or employee of the Company

On June 29, 2016, the 19th series Stock Option Grant was approved at FRONTEO’s ordinary general meeting of shareholders. On July 20, 2017, FRONTEO’s board of directors resolved and approved the issuance of stock options under the 19th series Stock Option Grant.

The key terms and conditions for the 19th series Stock Option Grant are as follows:

Grant date	July 21, 2017
Number of shares to be issued	6,000 shares
Exercise price per share	¥806
Vesting period	3 years
Exercise period of the stock options	July 22, 2020 to
July 21, 2023
Total number of recipients – employee/directors and employees of the Company	2
Conditions for the stock options to be vested	Enrolled as director or employee of the Company

Issuance of stocks by exercise of stock options

On April 24, 2017, we issued stocks by exercise of the 5th series Stock Option Grant as follows:

Number of shares to be issued	80,000 shares
Proceeds from issuance of stocks	¥30,552 thousand
Amount of increased common stock	¥15,276 thousand
Amount of increased additional paid-in capital	¥15,276 thousand

* * * * * *