Form 20-F
period 2018-03-31
FRONTEO, INC.
filed 2018-07-31
CIK 1550935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of March 31, 2018, 38,029,862 shares of Common Stock were outstanding, including shares represented by American Depositary Shares.

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

Large accelerated filer ◻	Accelerated filer ☒	Non-accelerated filer ◻	Emerging growth company ☒

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

Yes ☐  No ☒

ii

Unless otherwise noted, all references and discussions in this annual report of the financial position of FRONTEO, Inc. and its consolidated subsidiaries (collectively, the Company or FRONTEO), results of operations and cash flows are made with reference to FRONTEO’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Cautionary Statement with Respect to Forward-Looking Statements

To the extent that any statements made in this annual report contain information that is not historical, including statements about FRONTEO’s beliefs and expectations, these statements are essentially forward looking. Forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings, the amount of data that FRONTEO expects to manage during the year ending March 31, 2019, anticipation that the Company will turn a profit for the year ending March 31, 2019,and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:  growth of the data center services market;  demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s ability to  keep and strengthen its relationships with customers;  amounts the Company invests in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission.

Information regarding market and industry statistics contained in this annual report is included based on information available to us that we believe is accurate. Forecasts and other forward-looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data have been derived from FRONTEO’s audited consolidated financial statements. These consolidated financial statements were prepared in accordance with U.S. GAAP.

	For the years ended March 31,
	2014	2015	2016	2017	2018
	(thousands of yen, except per share data)
Consolidated Statement of Operations Data:
Revenue	¥4,173,694	¥6,279,615	¥10,529,287	¥11,208,041	¥12,128,568
Operating revenue from reimbursed direct costs	18,874	25,311	26,949	12,734	15,675
Total revenue	4,192,568	6,304,926	10,556,236	11,220,775	12,144,243
Cost of revenue	2,314,348	3,140,080	5,746,069	6,904,980	6,980,578
Reimbursed direct costs	18,874	25,311	26,949	12,734	15,675
Selling, general and administrative expenses	2,497,339	2,864,113	4,853,497	5,481,912	4,945,915
Restructuring charge	—	—	—	—	781,372
Total operating expense	4,830,561	6,029,504	10,626,515	12,399,626	12,723,540
Operating income (loss)	(637,993)	275,422	(70,279)	(1,178,851)	(579,297)
Interest income	691	1,699	1,672	3,634	2,658
Interest expense	(30,867)	(28,177)	(54,793)	(125,743)	(94,516)
Gain (loss) on derivatives	—	—	(258,205)	43,594	(56,861)
Foreign currency exchange gains (losses)	120,246	200,438	161,680	(13,751)	(137,065)
Dividend income	6,750	9,000	11,250	14,400	11,250
Other—net	(8,030)	(85)	(20,075)	(60,255)	67,929
Income (loss) before income taxes	(549,203)	458,297	(228,750)	(1,316,972)	(785,902)
Income taxes (benefit)	(105,651)	238,094	183,125	(458,109)	(101,857)
Net income (loss)	(443,552)	220,203	(411,875)	(858,863)	(684,045)
Less: Net income attributable to noncontrolling interests	4,798	1,750	5,757	6,224	10,617
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥(448,350)	¥218,453	¥(417,632)	¥(865,087)	¥(694,662)

	For the years ended March 31,
	2014	2015	2016	2017	2018
Per Share Data:
Net income (loss) attributable to FRONTEO, Inc. shareholders per share (1)
Basic	¥(13.2)	¥6.3	¥(11.7)	¥(23.8)	¥(18.3)
Diluted	(13.2)	6.1	(11.7)	(23.8)	(18.3)
Weighted average shares outstanding (1)
Basic	34,058,003	34,956,728	35,582,665	36,372,576	38,007,877
Diluted	34,058,003	35,798,753	35,582,665	36,372,576	38,007,877
Cash dividends declared per common share (1)	—	3.0	3.0	—	—

*(1) Share and per share data give effect to a 2-for-1 share split effective on October 1, 2011 and April 1, 2012, and a 10-for-1 share split effective on April 1, 2014, which represented one ADS for two common shares, as if such share split had occurred on April 1, 2011.

	As of March 31,
	2014	2015	2016	2017	2018
	(thousands of yen)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥1,378,444	¥2,718,261	¥1,795,960	¥4,533,182	¥5,127,346
Total current assets	2,765,612	4,632,401	5,414,705	9,088,088	8,087,901
Total noncurrent assets	2,235,211	3,060,776	7,451,950	7,157,520	6,579,805
Total assets	5,000,823	7,693,177	12,866,655	16,245,608	14,667,706
Total current liabilities	840,652	1,504,984	3,573,540	3,840,089	4,277,360
Working capital	1,924,960	3,127,417	1,841,165	5,247,999	3,810,541
Long-term debt	445,186	775,340	3,636,987	5,937,293	5,107,395
Total noncurrent liabilities	538,557	939,842	4,852,567	7,401,159	5,901,831
Total liabilities	1,379,209	2,944,826	8,426,107	11,241,248	10,179,191
Total FRONTEO, Inc. shareholders’ equity	3,600,308	5,234,907	4,421,350	4,972,016	4,449,051
Total equity	3,621,614	5,248,351	4,440,548	5,004,360	4,488,515
Operating Data:
Capital expenditures	521,024	689,287	1,125,853	1,369,471	800,363
Net cash provided by (used in):
Operating activities	(2,400)	1,013,980	616,240	(390,794)	1,502,851
Investing activities	(630,180)	(1,413,188)	(4,710,421)	(953,077)	(618,357)
Financing activities	762,915	1,684,300	3,212,916	4,066,472	(237,054)

Financial covenants

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,136,665 thousand under long-term syndicated term loan agreements with consortium of Japanese banks as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2016; ¥5,187,455 thousand on a stand-alone basis and ¥4,657,450 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,761,114 thousand under long-term loan agreements with a Japanese bank as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP.  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,630,069 thousand under long-term loan agreements with a Japanese bank as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP.  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to a short-term revolving credit facility agreement of ¥1,000,000 thousand with a consortium of Japanese banks as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP. The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2017; ¥6,548,327 thousand on a stand-alone basis and ¥5,018,678 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

As of March 31, 2018 the Company was not in compliance with these restrictive covenants. The non-compliance was principally the result of covenants that FRONTEO is required to not record ordinary losses in any two consecutive fiscal years, measured under Japanese GAAP. The non-compliance occurred as of March 31, 2018 when for the second consecutive year FRONTEO recorded an ordinary loss of ¥16,572 thousand on a consolidated basis measured under Japanese GAAP.  The Company sought and obtained waivers from all of the related lending intuitions eliminating the obligation to repay the debt currently. On the maturity date of July 23, 2018, the Company repaid ¥1,000,000 thousand of short-term borrowing under the revolving credit facility agreement. On the same date, the Company executed a ¥1,100,000 thousand borrowing under the same short-term revolving credit facility agreement with consortium of Japanese banks. However, the same covenants is in place as of March 31, 2019, and as a result if the Company makes an ordinary loss of any amount in the year ending March 31, 2019 (at the next measurement date) the debt will become due and payable once the audited results are reported in June 2019. The Company has completed a recent restructuring of its US operations and recently has made significant improvements in the profitability of its AI business segment, and as a result the planned results for the year ending March 31, 2019 is that the Company will turn an ordinary profit of ¥600,000 thousand on a consolidated basis, and ¥736,000 thousand on a stand-alone basis, avoiding the default on the short-term and long-term debt. If the current plan is not achieved the Company will have to take additional actions which might include liquidation of appreciated asset, seeking additional waivers or other relief from the lending intuitions. There is no guarantee that the Company will achieve the plan for 2019 or that if that any other actions taken would be ultimately successful in avoiding the repayment of significant debt obligations that may be accelerated by the institutional lenders as a result of non-compliance with these restrictive covenants.

As of March 31, 2018, the Company pledged the common stock of its subsidiary in the U.S. with carrying amount of ¥5,867,417 thousand as security for a borrowing from a bank of ¥1,708,602 thousand.

On December 15, 2017, the Company and Bank of Mitsubishi UFJ, Ltd. entered into a ¥500,000 thousand short-term loan agreement with a maturity date of June 15, 2018. The loan was secured by the shares of Focus Systems Corporation (“Focus Systems”) having the book value of ¥848,700 thousand on of March 31, 2018.

The company fully paid the loan on June 15, 2018, and the security interest in the shares of Focus Systems was released.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using generally accepted accounting practices in Japan. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act.

On June 25, 2013, our Board of Directors declared a year-end cash dividend of ¥50 per share of common stock to shareholders of record as of June 26, 2013. The aforementioned per share cash dividends do not reflect a 2-for-1 share split effective on October 1, 2011 and April 1, 2012 and a 10-for-1 share split effective on April 1, 2014. We did not declare a cash dividend in 2014. On June 23, 2015, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2015.  On June 29, 2016, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2016. The dividends declared in June 2013, 2015 and 2016 totaled ¥159.7 million, ¥106.5 million and ¥107.3 million respectively. We did not declare a cash dividend in 2018.

In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 30, 2018 was $1.00 = ¥110.71. The Company does not intend to imply that the Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

		Average of
	At end of	month-end-
Fiscal years ended March 31,	period	rates	High	Low
			(¥ per $1.00)
2014	102.98	100.46	105.25	92.96
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017	111.41	108.31	114.19	100.07
2018	106.20	110.70	114.25	104.83
2019*	110.71	109.57	111.08	105.99

Month ended	High	Low
	(¥ per $1.00)
January 2018	113.18	108.38
February 2018	110.40	106.10
March 2018	106.91	104.83
April 2018	109.33	105.99
May 2018	111.08	108.62
June 2018	110.71	109.45

*For fiscal years, calculated from the average of the exchange rates on the last day of each month during the period. Average exchange rate of fiscal year ending March 31, 2019, calculated based on the month-end exchange rates of April 1, 2018 through July 13, 2018.

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

Our expected levels of revenue, operating income or net income may not be achieved due to several factors, including, but not limited to:

•

a decrease in revenues from our core eDiscovery market in the Legal Tech business if more law firms that use our services perform their own manual review of documents we have identified in the eDiscovery process;

•

a decrease in revenue if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if there is cancellation or scale-down of large accounts or if the prices we charge for our services fall dramatically;

•	failure to differentiate and effectively market our artificial intelligence (“AI”) solutions in the fields of business intelligence, healthcare and digital communications;

•	failure to control personnel and outsourcing costs, or
•

an increase above expected levels in selling, general and administrative costs, such as personnel expenses, advertising expenses and office rent-related expenses, in conjunction with our planned business expansion.

We may not be able to comply with the financial covenants related to our bank borrowings, syndicated loans and/or revolving credit facility with the financial institutions and we may not be able to obtain extensions of the maturity of the outstanding loans, causing a significant impact on the Company’s ability to continue as a going concern.

We have a significant amount of short-term and long-term bank borrowings that provide us with important sources of funds for acquisitions of business, capital equipment and working capital needs to support our business growth and technology development.

There are restrictive covenants related to these borrowings, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under accounting principles generally accepted in Japan. The ordinary income covenant states that the Company shall not record ordinary losses in any two consecutive fiscal years in the stand-alone and consolidated financial statements of the Company.

As of March 31, 2018, the Company was not in compliance with certain of these restrictive covenants due to the consecutive ordinary losses. Subsequent to year end, the Company received a waiver from each of the banks for which the covenant was breached.

If we continue to incur ordinary losses and fail to maintain a minimum level of net assets and ordinary income as stipulated in the financial covenants, the lending institutions may not be willing to extend the maturity of the outstanding loans and may accelerate the amounts we have borrowed under the various loan agreements, which would cause a significant impact on our ability to continue as a going concern.

For further information of financial covenants, see “Capital Resources” in Item 5B.

Our business may be adversely affected if our systems used in eDiscovery or forensics services of our Legal Tech business segment suffer interruptions, errors or delays.

Interruptions, errors or delays with respect to our systems used in forensics or eDiscovery services of our Legal Tech business may be caused by human errors or natural factors, many of which are beyond our control, including, but not limited to, damage from fire, earthquakes or other natural disasters, power loss, sabotage, computer hackers, human errors, computer viruses and other similar events. Some of our computer and networking equipment is located in earthquake-prone areas. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve our financial targets or maintain our current level of total revenue, operating income or net income if the economy in the United States or Asian countries, including Japan, deteriorates or does not improve.

Our business is principally conducted in Japan, other Asian countries and the United States, and most of our revenues are from clients operating in the United States and Asia. If the United States and Asian economies deteriorate or do not improve, it may become difficult to maintain our current level of revenue and operating margins or achieve our expected revenues, operating income or net income.

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

Our mergers and acquisitions may not achieve expected benefits, and may increase our liabilities, disrupt our existing business and harm our operating results.

We acquired TechLaw Solutions, Inc. (now “FRONTEO Government Services, Inc.”), EvD, Inc. (now “FRONTEO USA”) and Essential Discovery, Inc. (“EDI”) to develop sales channels in the U.S. and to enhance our competitiveness in the eDiscovery market. As a result, we incurred significant expenses from the acquisition and integration of the business operations. The benefits we expect to receive from mergers and acquisitions will depend on our ability to successfully conduct due diligence, negotiate the terms of the acquisition and integrate the acquired business into our systems, procedures and organizational structure. Any inaccuracy in our acquisition assumptions or any failure to uncover liabilities or risks associated with the acquisition, make the acquisition on favorable terms, integrate the acquired business or assets as and when expected or retain key employees of the acquired company may reduce or eliminate the expected benefits of the acquisition to us, increase our costs, disrupt our operations, result in additional liabilities, investigations and litigation, and may also harm our strategy, our business and our operating results. The failure to achieve expected acquisition benefits may also result in impairment charges for goodwill and purchased intangible assets.

We could incur impairment charges for goodwill, intangible assets and other long-lived assets.

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

If we fail to maintain and manage our confidential customer information, or if our technical systems suffer interruption or damage, we could be subject to lawsuits, incur expenses associated with our security systems or suffer damage to our reputation.

We maintain and manage confidential information and/or privileged data obtained from our clients. We exercise care in protecting the confidentiality and integrity of such information and take steps to ensure its security. However, we can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information or privileged data. A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from fire, floods, network failure, hardware failure, software failure, power loss, telecommunication failures, computer viruses, denial of service attacks, penetration of our network by unauthorized computer users and computer hackers, cyber-attack, sabotage and other similar events, and other unanticipated problems. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information.

Any of the disruptions or events listed above could cause material interruptions or delays in our business, resulting in the loss of data or rendering us unable to provide services to our clients. In addition, a breach of our security measures could result in the destruction or misappropriation of valuable information or disrupt our operations. Although we have taken measures that we consider to be prudent and adequate to protect against these events, we may not have developed or implemented adequate protections or safeguards to overcome the damage they may cause. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our data systems. If any material leak of clients’ information were to occur, we could be subject to lawsuits for damages from our clients, incur expenses associated with repairing or upgrading our security systems and suffer damage to our reputation that could result in a material decline in clients as well as an increase in service cancellations. The realization of these or similar risks may have a material adverse effect on our business, financial condition and result of operations. We are required to continuously evaluate and enhance our security measures, including systems designed to block unauthorized access and have made expenditures for these purposes in recent years to continuously enhance our security measures including systems to block unauthorized access. Although we have not had significant cybersecurity incidents, if we fail to protect our data center facilities and client confidential information from unforeseeable incidents, we may suffer direct and indirect damages, which may adversely affect our financial conditions and results of operations.

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

We believe that the most recent version of Lit i View (version 7.16, released in May 2018), which features improved processing capability for Asian language utilizing our AI technology combined with an ability to provide one-stop services for the entire eDiscovery process for our customers provides significant improvement in the speed and accuracy of our primary eDiscovery software, not only compared to the previous version of Lit i View but also compared with Asian language products of our competitors. However, if we fail to obtain access to new or important technologies or to develop and introduce new services and enhancements that are compatible with changing industry technologies and standards and customer requirements, we may lose clients.

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

We depend on our key personnel for the success of our business and losing their services would severely disrupt our business.

Our future success is heavily dependent upon the continued service of our key executives, including Masahiro Morimoto, our founder, Chairman and Chief Executive Officer, and Naritomo Ikeue, our Executive Vice-President and Chief Operating Officer, among others. If we lose the services of senior members of our management or other key employees, we may not be able to locate suitable or qualified replacements and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose clients. Each of our executive officers has entered into an employment agreement with us. We do not maintain key-man life insurance for any of our key executives. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

We require additional human resources and incur increased costs and administrative workload as a result of being a U.S. public company.

As a public company in the United States, we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended ( “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. Although we are required to comply with

Section 404(a) of the Sarbanes-Oxley Act when filing our annual report on Form 20-F for the fiscal year ended March 31, 2018, as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (Securities Act), we have decided to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), which, assuming we continue to be an emerging growth company, allows us to delay complying with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019. Even though, as a foreign private issuer, some of these requirements may be more relaxed than they would be if we were a U.S. corporation, we will incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company in the United States. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly.

We have determined during our reporting process for the fiscal year ending March 31, 2018 that there were material weaknesses in our internal controls over financial reporting as of that date. If we fail to re-establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

Our management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Under auditing standards established by the U.S. Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls and may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate.

In our assessment of internal controls as of March 31, 2018, we have determined that material weaknesses in internal controls over financial reporting that existed in the prior years have not been completely remediated at FRONTEO USA, Inc. our consolidated subsidiary in the U.S. (“FUSA”) related to the entity level controls, the financial statement closing and reporting process, revenue recognition and income taxes. We believe we have made  some improvements as a result of our remediation efforts during the year. However, the impact of the remaining material weaknesses of FUSA continues to have a negative impact on the overall financial statement close process, resulting in material weaknesses in internal controls therein at the consolidation level, specifically in the area of revenue accounting. Our inability to remediate revenue accounting controls also impacted our readiness to effectively control and execute the required adoption of ASC 2016-20,  “Technical Corrections and improvements to Topic 606, Revenue from Contracts with Customers,” for the year end. Given the aforementioned material weakness in internal controls over financial reporting which existed as of March 31, 2018, we may not be able to receive an unqualified opinion in the attestation report from the independent auditor as of March 31, 2019, and we may, therefore, not satisfy the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Our management fully recognizes the importance of design, implementation, and maintenance of internal controls related to financial reporting. We will continue to put our efforts to improve the control environment, strengthen the personnel with U.S. GAAP expertise in the accounting and finance departments of the FUSA and establish effective measures to prevent the reoccurrence of such material weaknesses. Our management has been and will continue to devote a substantial amount of time to review and implement remediation of these remaining material weaknesses. However, until this remediation is complete, we cannot assure you that it will be completed in a timely manner. Furthermore, we expect to incur additional costs in remediating the material weaknesses that exist in our internal control over financial reporting.

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

Our failure to protect our intellectual property rights may undermine our competitive position, and we may incur substantial costs to protect our intellectual property rights.

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

Third parties may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us, may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

If we are not able to successfully market our services to new and existing clients and to build our brand and achieve market acceptance for our solutions and services, we may not be able to maintain and expand our operations and our results may be adversely affected.

While we derive a significant portion of our revenue from a small number of substantial clients, the specific clients change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments. Our clients use eDiscovery and forensic services, for the most part, on an “as needed basis,” when a specific legal or administrative proceeding, investigation or other legal challenge requires them to rapidly analyze and produce large amounts of digitally-formatted information. In the absence of such a demand, our clients’ demand for our services and solutions tends to be much less extensive. This means that contracts for our eDiscovery services tend to be time and subject specific. The fact that we have sold our solutions to a client in one fiscal year or quarter does not ensure on-going use by that client in any subsequent period unless a new need for our services arises.

Considering this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that when companies have a need for our Legal Tech Services (eDiscovery and forensic) and/or AI Solutions (business intelligence, digital communications and healthcare), we are perceived as an attractive provider. If our marketing and brand building efforts are not successful and we are not able to secure new mandates when existing contracts reach their conclusion, we may have difficulty maintaining and increasing the use of our services and our quarterly and annual results of operations could be materially adversely affected.

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

Our ability to expand our operations and maintain or increase our revenue is dependent on the quality of our customer service and support services, and our failure to perform at a high level and provide high quality service could have a material adverse effect on our results of operations.

Our clients depend upon our customer service and support staff to meet their eDiscovery and forensic analysis needs. High-quality support services are critical for the success and sale of our services and solutions. If we fail to provide high-quality support on an ongoing basis, our clients may react negatively and our reputation in the marketplace could be materially and adversely affected, which would negatively impact our ability to secure contracts from existing and potential clients. Our failure to maintain high-quality support services could have a material and adverse effect on our business, results of operations and financial condition.

Our principal shareholders, directors and executive officers own a large percentage of our shares and have significant voting power, allowing them to exercise substantial influence over matters subject to shareholder approval.

Our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares and their respective affiliates beneficially own 39% of our issued and outstanding voting shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders.

Significant movements in foreign currency exchange rates or change in monetary policy may materially harm our financial results.

Our reporting currency is the Japanese yen and our operations in other countries, including the United States, South Korea, and Taiwan, use the applicable local currency. We are subject to the effects of exchange rate fluctuations with respect to these currencies which, among other factors, may be influenced by government policies and domestic and international economic and political developments.

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

Risks Related to the Ownership of Our American Depositary Shares (ADSs)

We expect that the price of our ADSs will fluctuate substantially.

The market price of our ADSs could be affected by a number of factors, including:

•	introduction of new products, services or technologies offered by us or our competitors;

•	any failure to meet or exceed revenue and financial projections we provide to the public;

•	actual or anticipated variations in our quarterly operating results or those of other companies in our industry;

•	our failure to meet or exceed the estimates and projections of the investment community;

•	general market conditions and overall fluctuations in United States or Japanese equity markets;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents and our ability to obtain protection for our intellectual property;

•	additions or departures of our key management personnel;

•	issuances by us of debt or equity securities;

•	litigation involving our company, including shareholder litigation, investigations or audits by regulators into the operations of our company or proceedings initiated by our competitors or clients;

•	changes in the market valuations of similar companies;

•	significant sales of the ADSs or common stock by our shareholders in the future; and

•	the trading volume of the ADS.

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

Certain judgments obtained against us by holders of the ADSs may not be enforceable.

We are a company incorporated under the laws of Japan and our principal assets are located in Tokyo. In addition, all of our directors reside in jurisdictions outside of the United States and substantially all of the assets of these persons are located in those non-U.S. jurisdictions. As a result, it may not be possible to effect service of process within the United States or elsewhere upon these directors, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. For example, Japan does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for a holder of ADS to bring an original action against us or against these individuals in a Japanese court in the event that a holder pursues a lawsuit under the U.S. federal securities laws or otherwise.

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

Our common stock currently trades on the Tokyo Stock Exchange (TSE) under stock code number 2158. Active trading volume and efficient pricing for our common stock on the TSE will usually, but not necessarily, indicate similar characteristics in respect of our ADSs. In addition, the terms and conditions of our agreement with our depositary may result in less liquidity or lower market value of our ADS than for our common stock. Therefore, the trading price of our common stock may not be correlated with the price of our ADSs. In addition, since the holders of our ADSs may surrender our ADSs to take delivery of and trade our common stock (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for our common stock may result in an illiquid market for our ADSs.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to our ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our common stock or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADS holders will receive these distributions in proportion to the number of common stock the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

Sales of a substantial number of shares of our common stock or ADSs in the public markets by our existing shareholders could cause the price of our ADSs to fall.

Sales of a substantial number of shares of our common stock or ADSs in the public market or the perception that these sales might occur could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

Rights of shareholders under Japanese law may be different from those under the laws of the United States.

Our articles of incorporation, the regulations of our Board of Directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters such as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were a company incorporated in the United States. Shareholders’ rights under Japanese law are different in some significant respects from shareholders’ rights under the laws of the United States. These differences include, but are not limited to, limitations on voting shares that comprise less than one full unit of our shares, the right to participate in a demand for the convocation of a general meeting of shareholders, and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. ADS holders may have more difficulty in asserting rights as a shareholder than they would as a shareholder of a corporation organized in the United States.

ADS holders may not have the same voting rights as the holders of our common stock and must act through the depositary to exercise their rights.

Except as described in the deposit agreement, holders of the ADSs will not be able to directly exercise voting rights attaching to the shares evidenced by the ADSs. In accordance with the terms of the deposit agreement, holders of the ADSs have the right to instruct the depositary how to vote the number of common shares represented by their ADSs. However, ADSs holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that persons who hold ADSs through brokers, dealers or other third parties will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to ADSs holders a shareholder meeting notice which contains, among other things, a statement as to the manner in which voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from ADSs holders on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. We make all reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner, but holders may not receive the voting materials in time to ensure that they can instruct the depositary to vote. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote or for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise the right to vote and may lack recourse if the ADSs are not voted as requested. In addition, ADS holders are not able to call a shareholders’ meeting.

ADS holders may be subject to limitations on transfer of their ADSs.

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

As a result, we cannot assure holders that the compensation of our officers will be determined, or recommended to the Board of Directors for determination, by a majority of the independent directors or by a compensation committee comprised solely of independent directors. There also can be no assurance that director nominees will be selected or recommended by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Unless we no longer qualify under, or choose to no longer rely on, these exemptions in the future, holders will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

We are a “foreign private issuer” and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile. We have taken advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” for the fiscal year ending March 31, 2019, which is the fifth anniversary of our initial public offering.

U.S. holders of our ADSs or common stock may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ADSs or common stock and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, and royalties and rents that are not derived in the active conduct of a trade or business, as well as gains from the sale of assets that produce passive income. Based on the composition of our income and valuation of our assets, we do not believe we were a PFIC for our most recently completed taxable year and we do not expect to be a PFIC in our current taxable year.  However, the PFIC tests are applied annually, and there is no assurance that we will not be classified as a PFIC in any particular taxable year. If we are classified as a PFIC, U.S. holders of our ADSs or common stock could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. Subject to certain exceptions, once a U.S. holder’s shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. holder from a PFIC will not constitute qualified dividend income qualifying for lower tax rates. The PFIC rules are complex, and U.S. holders of our ADSs or common stock are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Taxation—United States Taxation.” U.S. holders of our ADSs or common stock may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company for U.S. federal income tax purposes.

There is a risk that we will be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ADSs or common stock and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all of our assets produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, and royalties and rents that are not derived in the active conduct of a trade or business, as well as gains from the sale of assets that produce passive income. Based on the composition of our income and valuation of our assets, we do not believe we were a PFIC for our most recently completed taxable year and we do not expect to be a PFIC in our current taxable year.  However, the PFIC tests are applied annually, and there is no assurance that we will not be classified as a PFIC in any particular taxable year. If we are classified as a PFIC, U.S. holders of our ADSs or common stock could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. Subject to certain exceptions, once a U.S. holder’s shares are treated as shares in a PFIC, they remain shares in a PFIC. Dividends received by a U.S. holder from a PFIC will not constitute qualified dividend income qualifying for lower tax rates. The PFIC rules are complex, and U.S. holders of our ADSs or common stock are urged to consult their own tax advisors regarding the possible application of the PFIC rules to them in their particular circumstances. See “Taxation—United States Taxation.”

ITEM 4.      INFORMATION ON THE COMPANY

4.A.      HISTORY AND DEVELOPMENT OF THE COMPANY

We were established in 2003 in Japan and commenced our operations under the name Universal Business Incubators, Inc. under the Commercial Code of Japan focusing on importing and selling computer forensics tools within Japan, targeting domestic clients such as the National Police Agency and Japan’s Ministry of Defense. In August 2004, we changed our name to UBIC, Inc., and in 2005, we entered the eDiscovery and electronic data forensic investigations markets by leveraging the skills we had developed and refined through the application of our computer forensic tools.

In 2007, we listed our shares on the Mothers Marketplace of the Tokyo Stock Exchange (“TSE”), which is the primary market for high-growth and emerging technology companies on the TSE. During that year, we established our wholly-owned subsidiary UBIC North America, Inc. (“UNA”) with an office in Redwood City, California.

In 2009, we opened two overseas offices in Seoul, South Korea and Hong Kong, China.

In 2010, we established Payment Card Forensics, Inc., a Japanese subsidiary with a 60% ownership interest. In 2011, we established UBIC Risk Consulting, Inc., a Japanese subsidiary with an 80% ownership interest. During that year, we also established two wholly-owned subsidiaries, UBIC Korea, Inc. and UBIC Taiwan, Inc. with offices in Seoul, South Korea and in Taipei, Taiwan, respectively, and opened an office in Reston, Virginia.

In 2012, we established UBIC Patent Partners, Inc. as our wholly-owned subsidiary in Japan. During that year, we also opened our office in New York.

In May 2013, we completed the initial public offering of our American Depositary Shares on the Nasdaq Global Market under the symbol “UBIC” (since July 1, 2016, “FTEO”) and relocated our Reston office to Washington D.C.

In August 2014, we acquired TechLaw Solutions, Inc. (“TLS”), as a wholly-owned U.S. subsidiary to expand our presence in the U.S. market for complete eDiscovery services. Headquartered in Chantilly, Virginia, TLS had a review center in New York and an operating center in Golden, Colorado. We also opened our office in Los Angeles, California during that year.

In February 2015, we acquired the remaining 20% ownership shares of UBIC Risk Consulting, Inc. and subsequently absorbed it into the Company through an absorption-type merger. In April 2015, we established UBIC Medical, Inc. as a wholly-owned subsidiary in Japan. In July 2015, we acquired EvD, Inc., (“EvD”) as a wholly-owned U.S. subsidiary to further expand our capabilities and service network. Headquartered in San Francisco, California, EvD had branch offices in New York, New York, Phoenix, Arizona, Houston, Texas, Portland, Oregon and Los Angeles, California, in addition to an operating center in Manila, Philippines. In September 2015, we established Rappa, Inc., as a wholly-owned subsidiary in Japan, and in October 2015, we merged UBIC Patent Partners, Inc. into the Company through an absorption-type merger. During that year, we opened a new review center in Washington D.C. and in February 2016, a new flagship review center in New York to further expand our review capabilities and service offerings in the U.S. and internationally.

In 2016, we launched the “FRONTEO” rebranding strategy in support of the Company’s vision and mission of creating a brighter future for its clients and society and commenced using the names to FRONTEO as our new worldwide brand, including wholly-owned subsidiaries. The word FRONTEO was derived from the word ‘FRONT’ and the Latin word ‘EO’, with a combined meaning of ‘moving forward’. FRONTEO has the experience and vision to move forward, by fully engaging and servicing our clients, driving innovation into our product development cycles, and expanding our global capabilities to continue to create deep value for clients and consumers alike. As part of the rebranding strategy and expected synergy, we have integrated the operations of our three U.S. subsidiaries, i.e., UNA, EvD and TLS, whereby UNA was merged into and with EvD, and TLS became a wholly-owned subsidiary of EvD, primarily responsible for government contracts.  Effective July 1, 2016, the names of UBIC and its group companies were changed as follows:

Until June 30, 2016	From July 1, 2016
UBIC, Inc.	FRONTEO, Inc.
UBIC MEDICAL, Inc.	FRONTEO Healthcare, Inc.
Rappa, Inc.	FRONTEO Communications, Inc.
EvD, Inc. / UBIC North America, Inc.	FRONTEO USA, Inc.
Tech Law Solutions, Inc.	FRONTEO Government Services, Inc.
UBIC Korea, Inc.	FRONTEO Korea, Inc. (주식회사 프론테오코리아)
UBIC Taiwan, Inc.	FRONTEO Taiwan, Inc. (幅銳態科技股份有限公司)

We integrated our eDiscovery services, products and client support under the FRONTEO brand to amplify the Company’s global leadership role in the delivery of legal technology, litigation support services, Business Intelligence (“BI”) applications and Artificial Intelligence (“AI”) solutions. The newly unified FRONTEO is well positioned as a leading provider of comprehensive services across the eDiscovery spectrum, as well as in other vertical markets leveraging its AI platform:

•	Global eDiscovery

•	Managed Review Services

•	Multi-language Specialization

•	Advanced Forensic

•	FRONTEO TRUST BI Portal

•	Early Case Assessment

•	Analytics and Technology Assisted Review and AI Engine and Applications for Healthcare

•	Digital Marketing and Retail Sectors

In August 2016, we established FRONTEO EMEA, Ltd. as a wholly-owned subsidiary of FRONTEO USA, Inc. (formerly EvD) in London, England to expand our service offerings in European market, and in November 2016, we acquired the business of Essential Discovery, Inc. (“EDI”), a boutique eDiscovery firm with specialization in document reviews with Fortune 250 corporations and AM Law 100 clients. We believe that EDI is a strategic fit into the expansive network that FRONTEO already has in place.

We apply our capital expenditures primarily to develop new eDiscovery technologies, to improve the delivery of services and to expand global operating capabilities as well as to promote AI technologies by focusing on client needs in each market we serve. Our capital expenditures were ¥1,125.8 million, ¥1,369.5 million and ¥800.4 million in fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Konan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (3) 5463-6344. Our corporate website is http://www.fronteo.com/global/. Our agent for service of process in the U.S. is FRONTEO USA, Inc., 1115 Broadway, New York, NY 10010.

4.B.      BUSINESS OVERVIEW

Overview

We are a leading provider of Asian-language eDiscovery solutions and services. We have extensive eDiscovery and forensic experience and expertise with information documented in Japanese, Korean, Chinese and English, and we apply this expertise in connection with litigation, administrative proceedings and investigations. Our clients include leading law firms, corporate legal departments and government agencies. While we serve these clients from our offices in Japan, the United States, South Korea and Taiwan, we have been expanding our resources through mergers and acquisitions in the biggest market, the U.S. Thus, our revenue in the U.S. has increased and now constitutes approximately 50% of our consolidated group revenue. In addition, based on our expertise in the legal business, we have developed our own Artificial Intelligence (AI) engine, KIBIT. It not only adds a competitive edge in our existing business, but also has become a driver for recent expansion into new areas, such as digital marketing, healthcare and business intelligence.

In our eDiscovery solutions business, we assist clients involved in cross-border litigation, administrative proceedings and internal investigations, including those related to antitrust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. The particular matters in which we are engaged by clients typically involve Asian language information. A particular challenge of eDiscovery involving Asian-language information is the accurate electronic recognition of Japanese, Korean and Chinese characters and the organization of the collected information in a format that can be effectively and efficiently reviewed and identified as relevant to the particular investigation. For example, when most conventional eDiscovery technologies are applied to Asian language content, the result is garbled text or otherwise inaccurate outputs. We believe our proprietary Lit i View eDiscovery solution accurately handles Asian-language characters, encoding schemes and native file systems. Lit i View also streamlines and consolidates our and our clients’ workflows. Our Intelligence Cloud formerly known as Legal Cloud hosting solution complements and interfaces with Lit i View and helps to address the substantial complexity and cost associated with these international investigations and litigations. Because of the flexible, comprehensive and integrated nature of our solutions, we can address the entire electronic discovery reference model (EDRM) life-cycle in connection with these matters, which we believe enables us to optimize outcomes and provide significant cost savings to our clients.

We have assisted clients in more than 7,000 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 1,200 corporate investigations in Japan, South Korea, China and Singapore.

The artificial intelligence (AI) market is rising rapidly. In June 2017, the Cabinet announced a strategic initiative titled “Future Investment Strategy 2017,” which is a full-scale social implementation of innovative technologies such as IoT (Internet of Things) and AI in order to achieve medium- to long-term growth for Japan. In addition, various examples that demonstrate the effect of AI are being mentioned frequently as a way to solve social issues such as labor population decrease, long work hours and business process improvement. As a front runner that has been implementing AI in business settings, the Company will further strive to develop the AI market in three fields: business intelligence, digital communication and healthcare.

Industry Overview

eDiscovery solutions enable organizations to identify, preserve, collect, process, review, analyze and produce data in order to meet compliance, records management and/or legal discovery requirements. Data that can be subject to investigation include texts, email, calendar files, images, databases, video, audio files, web sites, spreadsheets and computer programs. In addition, the forms of data storage are not limited to servers, hard disks or other data storage media but can take various forms, including smartphones and tablets, and they are diversifying with the advancement of technology. The volume of such electronically stored information (ESI) is continuing to grow at an extraordinary rate. According to the RAND Corporation, the majority of Fortune 1000 corporations now spend an estimated US$5 million to US$10 million annually on discovery. Moreover, by 2020, it is expected that the data created and copied annually will reach approximately 50 zetta bytes (50 trillion giga bytes), further generating need for e-discovery solutions. While email remains the primary application driving eDiscovery growth, it is expected that there will be dramatic growth being driven by explosively increasing data due to social networking and cloud computing.

According to the latest analysis about eDiscovery market by Mordor Intelligence, the global eDiscovery market, in both services and software, is forecasted to grow from US$11,521.0 million to US$19,729.0 million by 2023 at a CAGR of 9.5% from 2017 to 2023. Mordor Intelligence’s analysis includes several reasons for the projected growth, including increases in ESI volume, the continued domination of ESI in legal proceedings thanks to reliance on electronic communications and records, regulatory requirements for archiving electronic information for compliance purposes, and the emergence of social media as a source of evidence in civil litigation through its inclusion in eDiscovery.

eDiscovery is fundamentally different from paper-based evidence discovery primarily because of the much higher volume of electronic information produced and maintained by businesses and other organizations. For example, enterprise information stored in one personal computer is equivalent to an estimated four to six thousand boxes of printed material. In addition, a growing number of corporations have recently introduced mobile terminals and SNS into their operations. Because of the sheer volume of information that must be analyzed in investigations or other legal matters, it is extremely challenging to investigate archives of electronic information manually. Accordingly, in order to achieve success in a lawsuit and avoid sanctions, we believe that attorneys must employ an automated process to analyze this trove of information, identifying and producing only information relevant to the matter. Providing only relevant documents is a very important consideration for organizations, which generally prefer to keep confidential those documents and other materials they are not legally required to produce.

The majority of eDiscovery solutions deployed are in response to a specific investigation or lawsuit; however, there are a growing number of proactive enterprises that are deploying eDiscovery solutions to provide better readiness and ongoing protection against potential legal issues. In addition, some enterprises have begun to show more interest in cloud-based eDiscovery services. While historically most organizations have tended to prefer deployment of eDiscovery solutions on-site, greater recognition of the benefits of cloud-based solutions together with diminishing concerns regarding data safety and accessibility have contributed to wider adoption of cloud-based solutions.

The various stages of the eDiscovery process are referred to as the electronic discovery reference model (EDRM) and are set forth below:

•

Information Management—Getting your electronic house in order to mitigate risk and expenses should eDiscovery become an issue, from the initial creation of ESI (electronically stored information) through its final disposition.

•	Identification—Locating potential sources of ESI and determining its scope, breadth and depth.

•	Preservation—Ensuring that ESI is protected against inappropriate alteration or destruction.

•	Collection—Gathering ESI for further use in the eDiscovery process (processing, review, etc.).

•	Processing—Reducing the volume of ESI and converting it, if necessary, to forms more suitable for review and analysis.

•	Review—Evaluating ESI for relevance and privilege.

•	Analysis—Evaluating ESI for content and context, including key patterns, topics, people and discussion.

•	Production—Delivering ESI to others in appropriate forms and using appropriate delivery mechanisms.

•

Presentation—Displaying ESI before audiences (at depositions, hearings, trials, etc.), especially in native and near-native forms, to elicit further information, validate existing facts or positions, or persuade an audience.

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

In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive provider. In addition, to the extent that, as discussed above, we are able to expand our client base among non-Asian law firms since we believe that they will need our services to review Asian-language materials. We believe that this will expand our revenue base.

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

While the eDiscovery market is forecast to grow at a CAGR of 9.5% from 2017 to 2023, the highest growth is expected in the off-premise, or “cloud,” software market and its CAGR is forecast at 10.1%. We provide a one-stop, cloud-based eDiscovery solution with AI-based software that saves cost and time significantly. As our solutions demonstrate their value in the market place, we anticipate that they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

The artificial intelligence (AI) market is rising rapidly. As a front runner that has been implementing the AI in business settings, the Company will further strive to develop the AI market in three fields: business intelligence, digital communication and healthcare.

i) Business Intelligence

In the Business Intelligence field, the Company is working on sales of software such as “KIBIT Email Auditor”, “KIBIT Patent Explorer (patent search and analysis system)”, and “KIBIT Knowledge Probe (Kibit Knowledge Probe) ” while providing implementation support and data analysis.

ii) Digital Communications

The Company is developing and selling “Kibiro”, a communication robot equipped with original artificial intelligence (AI) “KIBIT” and providing solutions related to digital communication using artificial “KIBIT”.

iii) Healthcare

In the healthcare field, by utilizing “Concept Encoder”, an AI engine developed independently for the purpose of promoting the utilization of healthcare related big data, FRONTEO Healthcare, Inc. (“FRONTEO Healthcare”), a subsidiary established to focus on support of medical institutions and private companies, develops and sells software and systems that support business improvement at medical sites and equipment that supports doctor's diagnosis.

Challenges in eDiscovery

In April 2006, the United States Supreme Court approved certain amendments to the Federal Rules of Civil Procedure (FRCP) regarding the discovery in litigation of certain ESI. These amendments have placed a substantial burden on organizations to produce ESI in a very limited time period. Additionally, given the fact that complying with such discovery requests may cost in excess of $1.0 million or more for a single matter and multinational corporations may be involved in dozens of such lawsuits at any given time, organizations are seeking to contain the escalating costs of such discovery.

In recent years, the amount of data created by companies which may be deemed ESI has increased greatly and is expected to continue to grow in the future. Because the cost of eDiscovery is generally proportional to the volume of data to be collected, processed, reviewed and produced for litigation, costs for this function are rising. The problem is compounded if plaintiffs’ lawyers deliberately request discovery in such a broad a manner so as to impose prohibitive eDiscovery costs, in the hope that many organizations will simply prefer to settle than incur such costs. In addition, there has also been a dramatic increase in overall eDiscovery cost in situations where data needs to be collected overseas, searched, reviewed, produced in a foreign language and translated by bi-lingual attorneys and paralegals.

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

•

Multiple Convenient Data Processing Sites. We believe we are the only eDiscovery provider with a data processing center in each of Japan, U.S., South Korea, Philippines and Taiwan. Thus, we can conduct the entire process of eDiscovery in Asia and avoid sending non-responsive electronic data to law firms or other parties in the United States, thereby potentially avoiding the issue of making such confidential and proprietary data subject to the jurisdiction of U.S. courts. Additionally, we believe the proximity of our data processing sites to many of our clients enables us to secure and process information more quickly than our competitors.

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

•

Solution Operated with FRONTEO AI System. We developed KIBIT, a powerful AI system to automatically analyze documents and offer deeper insight into ESI. Lit i View EMAIL AUDITOR was released in 2014 as the first solution powered by KIBIT followed by KIBIT Patent Explorer and KIBIT Knowledge Probe’s release in 2015. It is provided to clients both by on-premise and through the cloud. It automatically audits large volumes of emails based on its extensive experience in assisting clients with their compliance issues.

Business Strategy

As a leading eDiscovery company in Asia, we have developed our own eDiscovery software, Lit i View which supports Asian languages (Japanese, Chinese and Korean), and provides one-stop solutions with the highest levels of technology and know-how to analyze and process ESI for litigation.

With an established foundation for the eDiscovery legal business, we now believe that we are entering a new period of growth. Meanwhile, we are also in the process of launching new business lines using AI. We are dedicated to continued growth on a Company-wide basis to achieve our goals with a focus on the following:

The Company reorganized its business activities in order to enhance the management of cross-border transactions in FY2018. The Company has integrated each resources and operation system by business category--Legal Tech services and AI Solutions services. Accordingly, the Company’s s reportable segments have changed.

The Company’s Legal Tech service operations in Japan, the U.S. and Asia, and AI Solutions based service in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Expansion of Existing Legal Business in the United States

We will continue to seek to expand and optimize our existing United States legal business operations after the acquisition of TLS, EvD, and EDI. The Company will seek to expand its U.S.-based business by streamlining operations of its U.S. subsidiaries and acquiring large-scale projects from Asian and North American companies.

We will also aim to boost sales in the review services using Lit i View, eDiscovery support software equipped with predictive coding, powered by the Company’s unique AI technology.

Development of the Information Analysis Business Leveraging AI Technology

We have been expanding the provision of solutions in the fields of healthcare, digital marketing, and business intelligence, utilizing the Company’s unique artificial intelligence technology, “KIBIT.” In each of these three fields, we plan to continue to advance the development of our products and our suite of services, including continuous analysis support and intensified consulting. We also plan to proactively recruit talented personnel to help complement our technological developments.

Enhancements to implement business strategies

We will control regional business activities through our headquarters in Japan, while providing more authority to country managers to strengthen the autonomy and unique qualities of each region. Through a centralized administrative framework, along with the development and implementation of unique business strategies in each country, we aim to build global management systems suited for improving and expanding our business operations.

Our Solutions and Services

We have reorganized business activities to better manage cross-border transactions in the fiscal year ended March 31, 2018. As a result, we have changed the structure of our business operations into two divisions: Legal Tech  business and AI Solutions business. Legal Tech business consists of eDiscovery Services and Forensic Services. AI Solutions business consists of Business Intelligence, Digital Communications and Healthcare.

Legal Tech Business

eDiscovery Services

Our eDiscovery services help our clients employ a series of scientific investigation methods that conduct evidence preservation and investigation analysis for incident response or litigation, as well as research to detect falsification and damage of electronic data. eDiscovery services can also retroactively identify acts which result in unauthorized use of computer or network resources, service obstruction, and unintentional disclosure of information. In addition, our eDiscovery services provide the preservation, processing, review and production of ESI. Our solutions (i) copy electronic data from personal computers, servers, mobile devices, website and various types of storage, (ii) search and identify relevant documents and evidence with TAR driven by KIBIT technology, our AI technology, (iii) permit the inspection of evidence and on-line hosting for review and translation, and (iv) produce the final disclosure of evidence in the court-requested format. All of our services can be provided seamlessly in the same secured environment, providing a one-stop shop for our customers.

In civil lawsuits, the plaintiff and the defendant disclose evidence before commencement of the trial. Pursuant to the Federal Rules of Civil Procedure in the United States, disclosure of electronic evidence in electronic format through “eDiscovery” has been mandated, and more than 90% of enterprise information is typically stored in electronic format. Our eDiscovery services help to ensure secure and effective information disclosure.

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

We believe that we are the only eDiscovery service provider with data processing centers not only in the United States but also in Japan, South Korea, Taiwan and Philippines, and thus we can conduct the entire process of eDiscovery in Asia. This allows us to avoid sending non-responsive electronic data to other parties abroad and potentially making such confidential and proprietary data subject to the jurisdiction of the courts in other countries.

Though typically more than 90% of enterprise data is available in electronic formats, the volume of paper documents may also be significant. We perform paper based evidence discovery by scanning and subsequently digitizing documents utilizing Optical Character Recognition (OCR) techniques. We utilize methods to avoid loss of potentially responsive evidence. Once available in digital formats, the techniques followed for analysis of these documents follows identical methods employed for ESI.

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

We believe Lit i View more accurately identifies Asian characters and documents responsive to the eDiscovery search than competing products, and thus enables us to reduce the number of documents that need to be handled and reviewed by persons and reduces the chances to fail to identify an important document. Lit i View works seamlessly with more than 20 software applications, including Microsoft Outlook and several unique email applications, and thus we are able to produce documents without garbled text and also capture responsive documents that would be missed by many of our competitors.

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

We believe that the competing cloud hosting services available are not experienced and capable of hosting the large volume of data produced by litigation. Because competing cloud hosting services typically handle a more limited amount of data, their cost structure is not conducive to handling the large volume of data produced by litigation. As a result, we are more experienced in handling large volumes of data in connection with our eDiscovery solutions, and we are both equipped and experienced in dealing with these materials and are able to host litigation data in a cost-efficient manner. Our Intelligence Cloud solution allows us to maintain client data during and after a particular litigation or investigation and maintain the data and documents in a relational database of our clients’ data and documents, along with all of the tagging and coding that was completed in connection with such project. We believe that the analysis and indexing we conduct in order to build a relational database provides a superior and distinct data hosting solution for our clients by allowing them to more rapidly access relevant data and documents for future litigations, investigations and other corporate needs.

Forensic Services

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

Besides computer forensic investigation for our clients, we also sell the necessary hardware and software. We offer Lit i View XAMINER, our new KIBIT-installed digital forensic software. We also offer other forensic tools to deal with our clients’ computer forensic related needs, such as acquisition of proof, data analysis, establishment or the provision of a forensic laboratory, in addition to imported litigation infrastructure from international vendors.

Successful computer forensics entails practical knowledge and relevant skills. For clients conducting the process themselves, training is essential. We make available continuous training for conducting computer forensics. We provide training to employees of law enforcement and military agencies, employees of public enterprises, and other investigation experts that take part in various investigations in the United States and Europe and are leaders in the field of computer forensics. Our investigation specialists, whose acquired capability meets international standards, offer world class training to such investigators in Japan to help them achieve their goals.

AI Solutions Business

Business Intelligence

The introduction of products installed with KIBIT, that can work with even the slightest volume of learning data, supports various business scenarios. An extremely small amount of time, effort and data is required for the introduction and analysis results are presented in a short period of time.

KIBIT Patent Explorer is an AI-based patent search and analysis system that employs a unique approach to quickly and accurately find the patent-related documents that the user is looking for.

KIBIT Knowledge Probe is an AI-based business data analysis support system. Having learned the tacit knowledge of customers, the AI analyzes communications and supports the users in creating business opportunities and avoiding risk.

KIBIT Email Auditor is an automated email audit system using AI. It contributes to efforts to quickly detect and prevent the recurrence of employee wrongdoing by accumulating knowhow from the results of reviews conducted in such activities as financial audits, in-house investigations and litigation management. This helps to develop an effective compliance system.

Digital Communications

Tasks where a large volume of data expressed in natural language is involved, such as sorting/matching of information in highly specialized fields, require judgment and processing by professionals with knowledge and experience as well as experts in the relevant field. The KIBIT AI studies and replicates judgments of engaged professionals to help improve a broad range of tasks. In addition, Kibiro, a communication robot equipped with KIBIT, is capable of carrying out communication on behalf of people at reception desks, shops and facilities where people tend to gather, contributing to operational efficiency and customer satisfaction improvements. At home, it can serve as a life partner.

Healthcare

We have found that AI technologies utilized in the legal field have a strong affinity with information management and analysis needs in medical settings. By utilizing KIBIT, which learns the tacit knowledge of human experts from a small amount of data and replicates their judgments against unknown data, we contribute to solving issues presented in the medical field such as diagnosis support, healthcare operation support, pharmaceutical industry support and healthcare information support.

Precision Medicine AI system, currently under development, uses the KIBIT AI engine to enable anyone to access the latest and most appropriate information. It helps to mitigate the challenges faced by medical professionals by dealing with the enormous mass of medical reports and papers with explanations that are consistent with a given patient’s level of understanding.

A system to mitigate patients’ risk of falling, currently under development, records symptoms which are regarded as potential signs of a patient’s risk of falling in an electronic medical record and scores them. It supports decisions on care plans by identifying patients with a high risk of falling.

Through Pharmacovigilance support (PV, Side effects report), with the KIBIT AI identifying cases of adverse side effects through analysis of text data in the reports, pharmaceutical companies are provided with support to enhance accuracy of medicinal monitoring and pharmacovigilance tasks and improve efficiency.

Clients

We provide solutions and services to enterprises, government agencies, law firms and other organizations in the United States, Europe and Asia. Since our inception, approximately 800 clients have purchased our solutions and services. Our target markets are not confined to certain industries as we are focused on providing eDiscovery and electronic data forensics solutions and services that meet the needs of any organization. We have historically focused our efforts on organizations that utilize Asian-language characters, encoding schemes and native file systems. Our clients that represented more than approximately 10% of total revenue during one or more of the last three fiscal years include TMI Associates. Because we are retained by these clients for specific projects as they arise, we expect that we will have different major clients from year to year.

Sales and Marketing

Our sales executives market solutions and services directly to prospective clients and through referral from law firms through on-site sales calls and longstanding relationships. We focus on attracting and retaining clients by providing superior integrated technology solutions and exceptional client service. Our client support specialists are responsible for providing ongoing support services for existing clients.

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

Sales by Market and Segment

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision-maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services (“Legal Tech services”) which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S.-based attorneys who  use the services of FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. for clients based in Asia other than Japan. FRONTEO and its domestic subsidiaries, FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. also provide AI-based business services in the data marketing industry.

The Company reorganized its business activities to enhance the management of cross-border transactions in fiscal year ended March 31, 2018. The Company’s resources and operation systems are now organized into two operating segments -- Legal Tech business and AI Solutions business. Accordingly, the Company’s reportable segments  changed and are the same as its operating segments. The following corresponding information for the prior year was restated based on the change in reportable segments.

The Company’s Legal Tech business operations in Japan, the U.S. and Asia, and AI Solutions business in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision-maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision-maker utilizes various measurements, which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

The AI Solutions business in Japan has met a quantitative threshold for the year ended March 31, 2017 and the segment data for the year ended March 31, 2016 were presented for comparative purposes.

Each business within the Legal Tech segment recognizes revenue for which the segment has direct contractual relationships with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S. -based law firms representing corporate clients in Asia. If the Company’s Legal Tech services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment although the end corporate client may be located in areas other than the U.S.

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

Research and Development

Our development efforts in AI technology were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our KIBIT, we now have the capability to analyze various types of big data. Our research is focused on addressing two key questions: how to identify information that is important to our clients from big data, particularly information about people’s intentions and behavior, and how to effectively use the advanced knowledge of experts to analyze vast volumes of information. We are currently working to dramatically improve the quality of human intellectual activity through research that taps the knowledge of experts.

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

As of July 1, 2018, in Japan, we have applied for patents for 68 inventions and have been granted patents on 60 of them and in the United States, we have applied for patents for 37 inventions and have been granted patents on 13 of them. Moreover, many trademarks have been registered in many countries across the world, including “FRONTEO,” “KIBIT,” “Lit i View,” and “Landscaping,” as brands representing the uniqueness of the above technologies

To provide certain eDiscovery services to our clients, we have license agreements with software suppliers.

Competition

The eDiscovery and digital forensics solutions and services markets in the United States and Asia are intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent solution introductions, changes in client demands and evolving industry standards. Moreover, realignment of markets in the United States and Asia have been active in the past few years while competitors vary in size, scope and breadth of solutions and services offered. Competitors include Guidance Software Inc., HP Autonomy Corporation plc, IBM Corporation, Symantec Corporation, EMC Corporation, Epiq, Catalyst, Access Data Group, FTI Consulting, Inc., Xerox Corporation, Navigant Consulting, Inc., Hewlett-Packard Development Company. L. P., Integreon, Inc., Merrill Corporation, Transperfect, KPMG, KLDiscovery, Inc., and Consolio.

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

We believe the principal competitive factors in the eDiscovery and electronic data forensics solutions and services markets include:

•	performance, scalability, functionality, flexibility and reliability of the solution offerings;

•	ease of integration with existing applications and infrastructure;

•	price and cost efficiency of deployment and ongoing support;

•	quality of professional services, as well as client support and maintenance; and

•	name recognition and reputation.

Although many of our competitors have greater resources and greater name recognition, we believe we compete favorably on the basis of the other competitive factors listed above. We believe our solutions and services, supported by our AI technology based on tacit knowledge, enable a process that permits the automated identification of relevant text in Asian languages, thus improving accuracy, reducing the number of steps in the review process and generating significant savings in time and cost of document review. Specifically, we believe that our predictive coding solution powered by our AI technology allows us to accurately handle English- and Asian-language characters, encoding schemes and native file systems, and provides us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader solution offerings.

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

4.C.      ORGANIZATIONAL STRUCTURE

As of July 1, 2018, FRONTEO has two Japanese subsidiaries and four overseas subsidiaries. The following table sets forth for each of FRONTEO’s consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

		Proportion of
Name of Consolidated	Jurisdiction of	ownership and
Subsidiary	Incorporation	voting interest	Principal Activities
Payment Card Forensics, Inc. (1)	Japan	60.0%	Credit card forensic investigation business
FRONTEO Healthcare, Inc. (2)	Japan	99.8%	Analysis of large volume medical data
FRONTEO Government Service, Inc. (3)	U.S.	100.0%	eDiscovery product marketing and sales
FRONTEO USA, Inc. (4)	U.S.	100.0%	eDiscovery product marketing and sales
FRONTEO Korea, Inc.(5)	South Korea	100.0%	eDiscovery product marketing and sales
FRONTEO Taiwan, Inc.(6)	Taiwan	100.0%	eDiscovery product marketing and sales

The FRONTEO group consists of FRONTEO, Inc. and six consolidated subsidiaries. The group companies are engaged in large volume data analysis business activities as represented by eDiscovery services.

(1)	Payment Card Forensics, Inc. was established in 2010 as a subsidiary of FRONTEO, Inc. and International Certificate Authority of Management System Co., Ltd. which owns 40%.
(2)	FRONTEO Healthcare, Inc. was established in April, 2015 as a wholly-owned subsidiary of FRONTEO, Inc.
(3)	FRONTEO Government Services, Inc. was acquired by FRONTEO, Inc. in 2014 and is currently a wholly-owned subsidiary of FRONTEO USA, Inc.
(4)

FRONTEO USA, Inc. (formerly EvD, Inc.) was acquired by FRONTEO, Inc. in July, 2015 and absorbed UBIC North America, Inc. in 2016, which was established in 2007 as a wholly-owned subsidiary of FRONTEO, Inc.

(5)	FRONTEO Korea, Inc. was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.
(6)	FRONTEO Taiwan, Inc. was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.

4.D.      PROPERTY, PLANT AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2017 and March 31, 2018 consisted of the following:

	As of March 31,
	2017	2018
	(thousands of yen)

Leasehold improvement	¥710,576	¥299,614
Furniture and fixtures	140,952	133,375
Computers	1,257,079	1,254,982
Assets under capital lease, principally office equipment	131,318	253,905
Motor vehicles and transport equipment	11,223	9,653
Capitalized computer software costs	2,328,190	2,662,072
Other	4,029	―
Total	4,583,367	4,613,601
Accumulated depreciation and amortization	(2,442,871)	(3,054,784)
Property and equipment and capitalized computer software, net	¥2,140,496	¥1,558,817

During the year ended March 31,2018, the Company recorded impairment charges on leasehold improvements of ¥341,578 thousand. See FN25 for to the consolidated FS.

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

In connection with our global sales and marketing efforts, we lease office space typically on a short-term renewable basis in the United States in New York, New York; Los Angeles, California; San Francisco, California; Washington D.C.;  Golden, Colorado; and internationally in London, United Kingdom; Seoul, South Korea; Taipei, Taiwan; and  Manila, Philippines.

We believe that our facilities are generally suitable to meet our needs for the foreseeable future and could be replaced with no difficulty at similar cost; however, we will continue to seek additional space as needed to satisfy our growth.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.      OPERATING RESULTS

You should read the following discussion of our financial condition and results of operations together with Item 3.A., Selected Financial Data of this annual report on Form 20-F and our consolidated financial statements and the notes to those financial statements beginning on page F-1 of this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D., Risk Factors of this annual report on Form 20-F.

Overview

We generate a substantial portion of our revenue from the sale of eDiscovery support services and a small portion of our revenue from computer forensic investigation services, the sale of forensic tools and training, a variety of other legal support services such as compliance support, or “Legal and Compliance Services (LCPS)”, and software products driven by our AI technology. While we derive a significant portion of our revenue from a small number of substantial clients, the specific clients change from year to year, and we expect this trend to continue. The vast majority of our revenue is derived from limited scope engagements that do not include long-term commitments.

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

In light of this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and our brand so that when companies have a need for eDiscovery and forensic services, we and our solutions are perceived as an attractive provider. In addition, to the extent that we are able to expand our client base among non-Asian law firms, we believe that they will need our services to review the Asian language materials we have collected and processed. This will, in our view, expand our revenue base.

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

We believe the highest growth and most important segments of our eDiscovery services are those that rely on our proprietary eDiscovery software and technologies (collection and processing, production, hosting and technology assisted review (TAR)). In the future, it is our intent to focus on our TAR solutions where we provide a more direct and differentiated value proposition to our customers. Our TAR solutions are powered by KIBIT, our AI technology, and are designed to perform reviews of large volumes of data and identify relevant documents with 90% accuracy, providing meaningful time and cost savings by significantly reducing the need for manual review. We believe that as our TAR based solutions demonstrate their value in the marketplace, they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

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

Of the various components of eDiscovery including evidence identification and retention, data collection and processing, analysis and hosting, hosting has shown steady growth. While historically the review of gathered documents and data was performed manually, significant increases in the volume of information maintained by enterprises have made the manual review procedures difficult, inefficient and costly. Recent technology called predictive coding has been developed, and as the overall industry transforms from manual review processes to technology-assisted review through the use of predictive coding and other technology, many eDiscovery vendors have been downsizing or eliminating their manual review services. We have successfully developed advanced predictive coding technology, powered by KIBIT, our proprietary AI technology, and tacit knowledge derived from human experiences and reasoning. We believe that our predictive coding technology will enable us to manage the transition away from manual review services better than our competitors.

Currency Fluctuations

We are affected to some extent by fluctuations in foreign currency exchange rates, particularly in the value of the Japanese yen against the U.S. dollar. Our consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which our subsidiaries prepare their financial statements against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior accounting periods and among the geographic markets in the U.S., South Korea and Taiwan, the translation effect is a reporting consideration and does not affect our underlying results of operations.

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets.  A portion of our receivables, including intercompany receivables, is denominated in the U.S. dollar, and as a result, the effects of foreign currency exchange rate fluctuations against the Japanese yen can be significant.

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on our revenue, operating income and net income. Likewise, the strengthening of the Japanese yen against the U.S. dollar has the opposite effect.

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

For the year ended March 31, 2018, the Japanese yen gradually increased against the U.S. dollar to approximately ¥114 by November, and, after recording an annual high of ¥114 to the U.S. dollar for the fiscal year, ended at approximately ¥104 to the U.S. dollar on March 31, 2018.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥10,556.2 million, ¥11,220.8 million and ¥12,144.2 million in the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

	For the fiscal year ended March 31,
	2016		2017		2018
	(thousands of yen, except per share data)
Revenue	¥10,529,287	99.7%	¥11,208,041	99.9%	¥12,128,568	99.9%
Operating revenue from reimbursed direct costs	26,949	0.3	12,734	0.1	15,675	0.1
Total revenue	10,556,236	100.0	11,220,775	100.0	12,144,243	100.0
Cost of revenue	5,746,069	54.4	6,904,980	61.5	6,980,578	57.5
Reimbursed direct costs	26,949	0.3	12,734	0.1	15,675	0.1
Selling, general and administrative expenses	4,853,497	46.0	5,481,912	48.9	4,945,915	40.7
Restructuring charge	―	―	―	―	781,372	6.4
Total operating expense	10,626,515	100.7	12,399,626	110.5	12,723,540	104.8
Operating income (loss)	(70,279)	(0.7)	(1,178,851)	(10.5)	(579,297)	(4.8)
Interest income	1,672	*	3,634	*	2,658	*
Interest expense	(54,793)	(0.5)	(125,743)	(1.1)	(94,516)	(0.8)
Gain (loss) on derivatives	(258,205)	(2.4)	43,594	0.4	(56,861)	(0.5)
Foreign currency exchange gains (losses)	161,680	1.5	(13,751)	(0.1)	(137,065)	(1.1)
Dividend income	11,250	0.1	14,400	0.1	11,250	*
Other—net	(20,075)	(0.2)	(60,255)	(0.5)	67,929	0.6
Income (loss) before income taxes	(228,750)	(2.2)	(1,316,972)	(11.7)	(785,902)	(6.5)
Income taxes (benefit)	183,125	1.7	(458,109)	(4.1)	(101,857)	(0.8)
Net income (loss)	(411,875)	(3.9)	(858,863)	(7.7)	(684,045)	(5.6)
Less: Net income attributable to noncontrolling interests	5,757	*	6,224	*	10,617	*
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥(417,632)	(4.0)%	¥(865,087)	(7.7)%	¥(694,662)	(5.7)%

* Less than 0.1%

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Total revenue

Total revenue for the year ended March 31, 2018, increased by ¥923.5 million, or 8.2%, to ¥12,144.2 million compared with the year ended March 31, 2017 of ¥11,220.8 million.

Revenue from our Legal Tech business increased by ¥410.1 million, or 3.8%, to ¥11,307.1million in the year ended March 31, 2018 from ¥10,897.0 million in the comparable period in the previous year. The increase in revenue from our Legal Tech business was due to winning major contracts in South Korea and Taiwan, as well as the effects of the establishment of the cross-border operating platform.

Revenue from our AI Solution business was ¥910.7 million, which increased 193.1% from the previous fiscal year. due to robust performance in Japan in the business intelligence field with respect to solutions for financial institutions and contributions to AI Solution business-related sales from overseas bases, such as sales of KIBIT-equipped products in South Korea.

Cost of revenue

Cost of revenue for the year ended March 31, 2018 increased by ¥75.6 million, or 1.1%, to ¥6,980.6 million from ¥6,905.0 million for the year ended March 31, 2017. The increase was primarily due to data center and other IT-related facility costs in the U.S. of ¥65.0 million, a write-down of Kibiro excess inventory of ¥18.0 million and reviewer labor costs in the US of ¥18.0 million, net of a decrease in employee payroll and benefits.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased for the year ended March 31, 2018 by ¥536.0 million, or 9.8%, to ¥4,945.9 million from ¥5,481.9 million for the year ended March 31, 2017. The decrease was primarily due to payroll and benefits of ¥291.5 million and facility rent of ¥57.0 million in the U.S., after the restructuring discussed below, professional fees of ¥146.1 million and marketing/advertising expense of ¥139.5 million. The decreases were partially offset by increases of ¥35.8 million related to stock option exercise and research and development of ¥35.5 million related to AI.

Restructuring Charge

During the year ended March 31, 2018, we implemented a restructuring plan by streamlining our overall cost structure through overhead and infrastructure cost reductions. Restructuring charges incurred of ¥781.4 million under the plan primarily consisted of severance payments, lease exit costs and impairment loss on office fixed assets. Charges and other costs related to the workforce reduction and structure realignment are presented as restructuring charges in the Consolidated Statements of Operations and related footnote to the financial statement. We will have substantially completed this restructuring plan by the year ending March 31, 2019.

Operating loss

We incurred an operating loss of ¥579.3 million for the year ended March 31, 2018, or a decrease by ¥599.6 million from an operating loss of ¥1,178.9 million for the year ended March 31, 2017. The decrease in the operating loss primarily related to an increase in revenue of ¥923.5 million and decrease in selling, general and administrative expenses of ¥536.0 million. The decrease was partially offset by restructuring and reorganization charges of ¥781.4 million and an increase in cost of revenue of ¥75.6 million.

Other

•

Interest income for the year ended March 31, 2018 decreased to ¥2.7 million or by ¥1.0 million from ¥3.6 million for the year ended March 31, 2017, due primarily to an increase in cash and cash equivalent balances during the year.

•

Interest expense for the year ended March 31, 2018 decreased to ¥94.5 million or by ¥31.2 million from ¥125.7 million for the year ended March 31, 2017, due primarily to a decrease in debt balances  during the year.

•

We recorded a loss on derivatives for the year ended March 31, 2018 of ¥56.9 million compared to gain on derivatives of ¥43.6 million in the prior year which was primarily a result of cross currency interest rate swaps.

•

We incurred foreign exchange loss of ¥137.1 million for the year ended March 31, 2018, compared to loss of ¥13.8 million for the year ended March 31, 2017. The negative impact was due to an increase in U.S. dollar denominated receivables from foreign subsidiaries and the continuing strong Japanese yen.

•	Dividend income for the year ended March 31, 2018 was ¥11.3 million, compared to ¥14.4 million for the year ended March 31, 2017.

•

Other gain for the year ended March 31, 2018 was ¥67.9 million, or an increase of ¥128.2 million, compared to a loss of ¥60.3 million for the year ended March 31, 2017, primarily related to an increase in miscellaneous income deductions.

Income taxes (benefit)

Income tax (benefit) for the fiscal year ended March 31, 2018 was ¥(101.9) million, compared to an income tax (benefit) of ¥(458.1) million for the fiscal year ended March 31, 2017. Our effective tax rates for the years ended March 31, 2017 and 2018 were 34.8% and 13.0%, respectively. The effective tax rate of 34.8% for the year ended March 31, 2017 was primarily due to earnings of foreign subsidiaries taxed at different rates from statutory rate partially offset by an increase in valuation allowance. The effective tax rate of 13.0% for the year ended March 31, 2018 was primarily due to an increase in valuation allowance of deferred tax assets of ¥151.2 million attributable to the realizability of net operating loss carryforward of foreign subsidiaries. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was enacted in the U.S., and the federal corporate income tax rate was reduced from 35% to 21% from the fiscal year commencing on April 1, 2017. The adjustment to deferred tax assets and liabilities for the tax rate change was a tax benefit of ¥26.3 million for the year ended March 31, 2018. The impact related to other changes from the Act are not material.

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net loss attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2018 was ¥694.7 million compared to a net loss attributable to FRONTEO, Inc. shareholders of ¥865.1 million in the prior year, due to an increase in revenue and a decrease in selling, general and administrative expenses, as described above partially offset by restructuring charges described above.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Total revenue

Total revenue for the year ended March 31, 2017, increased by ¥664.5 million, or 6.3%, to ¥11,220.8 million compared with the year ended March 31, 2016 of ¥10,556.2 million. The increase in total revenue came primarily from FRONTEO USA and the emerging Artificial Intelligence business (“AI”) in Japan. Revenue from the U.S. segment for outside customers for the year ended March 31, 2017 increased by ¥577.3 million, or by 9.3%, to ¥6,801.0 million representing 60.6% of consolidated revenue.

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

Cost of revenue

Cost of revenue for the year ended March 31, 2017 increased by ¥1,158.9 million, or 20%, to ¥6,905.0 million from ¥5,746.1 million for the year ended March 31, 2016. The majority of this increase was primarily due to labor and facility costs in the U.S. which increased by ¥1,600.9 million to ¥3,427.6 million. The increase was partially offset by decreases in the costs of outside labor and software license fees to run or review business which decreased by ¥104.6 million to ¥567.5 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased for the year ended March 31, 2017 by ¥628.4 million, or 12.9%, to ¥5,481.9 million from ¥4,853.5 million for the year ended March 31, 2016. This was due primarily to labor and facility costs in the U.S., sales and marketing spending to launch our rebranding, a write off of fixed assets and increased audit fees owing to our material weaknesses in internal control over financial reporting in the U.S.

Operating income (loss)

We incurred an operating loss of ¥1,134.7 million for the year ended March 31, 2017, which was ¥1,064.4 million higher than our operating loss of ¥70.3 million for the year ended March 31, 2016. This increase was primarily due to the increases in labor and facility spending in the U.S., combined with increases in sales and marketing expenses.

Other

•

Interest income for the year ended March 31, 2017 increased to ¥3.6 million or by ¥2.0 million from ¥1.7 million for the year ended March 31, 2016, due primarily to an increase in cash and cash equivalent balances during the year.

•

Interest expense for the year ended March 31, 2017 increased to ¥125.7 million or by ¥71.0 million from ¥54.8 million for the year ended March 31, 2016, due primarily to an increase in debt balances during the year.

•

We recorded gain on derivatives for the year ended March 31, 2017 of ¥43.3 million compared to loss on derivatives of ¥258.2 million in the prior year which resulted primarily from cross currency interest rate swaps.

•

We incurred foreign exchange loss of ¥13.8 million for the year ended March 31, 2017, compared to gain of ¥161.7 million for the year ended March 31, 2016. The negative impact was due to an increase in U.S. dollar denominated receivables from foreign subsidiaries and the continuing strong Japanese yen.

•	Dividend income for the year ended March 31, 2017 was ¥14.4 million, compared to ¥11.3 million for the year ended March 31, 2016.

•

Other loss for the year ended March 31, 2017 was ¥60.3 million, or increased by ¥40.2 million, compared to ¥20.1 million for the year ended March 31, 2016, primarily related to an increase in miscellaneous income deductions.

Income taxes (benefit)

Income tax (benefit) for the year ended March 31, 2017 was ¥ (458.1) million, compared with an income tax of ¥183.1 million for the year ended March 31, 2016. Our effective tax rates for the years ended March 31, 2016 and 2017 were negative 80.1% and positive 34.7%, respectively. The negative effective tax rate in the prior year was primarily due to an increase in acquisition-related costs and earn-out expenses which are not deductible for tax purpose and an increase in valuation allowance against deferred tax assets related to net operating loss carryforwards of certain foreign subsidiaries. The positive effective tax rate of 34.7% for the year ended March 31, 2017 was primarily due to a decrease in valuation allowance of deferred tax assets as we expect to utilize net operating losses of foreign subsidiaries.

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net loss attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2017 was ¥865.1 million compared with net loss attributable to FRONTEO, Inc. shareholders of ¥417.6 million in the prior year, due to increases in the cost of revenue and selling, general and administrative expenses as described above, partially offset by income tax benefit attributable to operating loss for the year.

Operating Segments

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision-maker in deciding how to allocate resources and in assessing performance.

The Company provides a variety of eDiscovery and forensic services (“Legal Tech service”) which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S.-based attorneys who use the services of FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. for clients based in Asia except for Japan.

FRONTEO and its domestic subsidiaries, FRONTEO KOREA Inc and FRONTEO TAIWAN Inc. also provide AI based business, such as healthcare and data marketing.

The Company reorganized its business activities in order to encourage the management of cross-border transactions in fiscal year 2018. The Company’s resources and operation systems are now organized into two operating segments -- Legal Tech services and AI Solutions services. As a result, the Company changed the structure of its internal organization in a manner that cause the composition of its reportable segments to change.

The Company’s Legal Tech service operations in Japan, the U.S. and Asia, and AI Solutions based service in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

The following corresponding information for prior year were restated, based on the change in reportable segments.

AI Solutions based service in Japan has met a quantitative threshold for the year ended March 31, 2017 and the segment data for the year ended March 31, 2016 were presented for comparative purposes.

Each business within the Legal Tech segment recognizes revenue for which the segment has a direct contractual relationship with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S.- based law firms representing corporate clients in Asia. If the Company’s services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. business  although the end corporate client may be located in areas other than the U.S.

Our reportable segments are the same as our operating segments, which were presented based on Japanese GAAP with U.S. GAAP adjustments. The format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP.

Segment information for the years ended March 31, 2016, 2017 and 2018 is as follows:

Revenue:

	Thousands of Yen
	2016	2017	2018
Legal Tech
Outside customers	¥10,434,092	¥10,897,030	¥11,307,082
Total	10,434,092	10,897,030	11,307,082

AI Solutions
Outside customers	118,915	310,700	910,687
Total	118,915	310,700	910,687

Eliminations	―	―	―

Total revenue after eliminations	10,553,007	11,207,730	12,217,769

Adjustments*(1)	3,229	13,045	(73,526)

Total consolidated revenue	¥10,556,236	¥11,220,775	¥12,144,243

*(1) These amounts primarily represent the net impact of adjustments arising from differences in the timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measures:

	Thousands of Yen
	2016	2017	2018
Segment profit (loss)
Legal Tech	¥596,543	¥(491,544)	¥491,630
AI Solutions	(527,420)	(715,119)	(313,915)

Total segment profit (loss) after eliminations	69,123	(1,206,663)	177,715

Adjustments*(2)	(139,402)	27,812	(757,012)

Total consolidated operating loss	(70,279)	(1,178,851)	(579,297)

Unallocated amounts:
Interest income	1,672	3,634	2,658
Interest expense	(54,793)	(125,743)	(94,516)
Gain (loss) on derivatives	(258,205)	43,594	(56,861)
Foreign currency exchange gains (losses)	161,680	(13,751)	(137,065)
Dividend income	11,250	14,400	11,250
Other-net	(20,075)	(60,255)	67,929

Total consolidated income (loss) before income taxes	¥(228,750)	¥(1,316,972)	¥(785,902)

*(2) Adjustments for the years ended March 31, 2016 and 2017 primarily relate to the difference between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, and the remeasurement of earn-outs. Adjustments in the year ended March 31, 2018 primarily relate to the differences in presentation between U.S. GAAP and Japanese GAAP; for restructuring charges of ¥341,578 thousand. Under U.S. GAAP, restructuring charges should be presented as operating expense, compared to non-operating expense under Japanese GAAP.

Segment Assets:

	Thousands of Yen
	2017	2018
Segment assets
Legal Tech*(3)	¥12,684,092	¥11,716,651
AI Solutions*(4)	3,474,780	2,862,136

Total segment assets after eliminations	16,158,872	14,578,787

Adjustments*(5)	86,736	88,919

Total consolidated assets	¥16,245,608	¥14,667,706

*(3) The Company recognized an impairment loss on long-lived assets of ¥341,578 thousand for the year ended March 31, 2018 related to leasehold improvements owned by FRONTEO USA, Inc.

*(4) The Company recognized an impairment loss on long-lived assets of ¥73,161 thousand for the year ended March 31, 2018 related to property and equipment and software owned by FRONTEO Healthcare, Inc.

*(5) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2016	2017	2018
Capital expenditures
Legal Tech	¥970,411	¥984,865	¥491,990
AI Solutions	155,442	384,606	308,373

Total consolidated capital expenditures	¥1,125,853	¥1,369,471	¥800,363

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2 of the notes to the consolidated financial statements.

Other Significant Items:

	Thousands of Yen
	2016	2017	2018
Depreciation and amortization
Legal Tech	¥835,104	¥913,480	¥840,061
AI Solutions	48,503	125,716	175,386

Total depreciation and amortization	883,607	1,039,196	1,015,447

Adjustments*(6)	12,218	9,431	1,527

Total consolidated depreciation and amortization	¥895,825	¥1,048,627	¥1,016,974

*(6) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for depreciation and amortization.

Geographic information:

	Thousands of Yen
	2016	2017	2018
Revenue from outside customer
Japan	¥3,848,826	¥4,042,023	¥3,888,155
US	6,223,652	6,800,965	7,712,138
Korea	448,314	291,455	492,836
Other	35,444	86,332	51,114
Total	¥10,556,236	¥11,220,775	¥12,144,243

Long live assets held
Japan	¥319,157	¥375,692	¥337,583
US	771,734	771,734	360,166
Korea	29,829	29,829	57,480
Other	―	―	653
Total	¥1,120,720	¥1,177,255	¥755,882

Entity-Wide Information:

For the year ended March 31, 2016, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,657,074 thousand and ¥1,022,656 thousand, respectively, representing approximately 15.6 % and 9.7%, respectively, of consolidated revenue.

For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand, representing approximately 11.2% of the total revenue.

For the year ended March 31, 2018, revenue from TMI Associates amounted to ¥1,094,979 thousand, representing approximately 9.0% of the total revenue.

These customers are attributable to our Japan business except revenues of ¥1,657,074 thousand for Samsung Electronics Co., Ltd. for the year ended March 31, 2016, which are reported in the U.S. and Other.

The information concerning revenue by service categories for the years ended March 31, 2016, 2017 and 2018 is presented below:

	Thousands of Yen
	2016	2017	2018
eDiscovery
Review	¥2,055,340	¥2,696,074	¥3,149,787
Collection, Process and other	2,636,610	2,778,186	2,911,634
Hosting	5,300,419	4,987,123	4,813,290
Total	9,992,369	10,461,383	10,874,711
Forensic	444,952	448,693	358,843
Business intelligence	116,315	256,982	553,711
Digital Communication	2,600	30,880	66,391
Healthcare	―	149	132,967
Foreign	―	22,688	157,620
Total revenue	¥10,556,236	¥11,220,775	¥12,144,243

Application of Critical Accounting Policies and Estimates

In reviewing our consolidated financial statements, you should consider the sensitivity of our reported financial condition and results of operations to changes in the conditions and assumptions underlying the estimates and judgments made by management in applying critical accounting policies.

The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from these estimates, judgments and assumptions. Note 1 to our annual consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical their significance to our reported results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements.

We have discussed the development and selection of critical accounting policies and estimates with our Board of Directors, and the Board of Directors has reviewed the disclosure relating to these policies and estimates, which are included in this annual report. For all of these policies and estimates, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Revenue recognition

We have agreements with customers pursuant to which we perform various services. A majority of our revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that we earn and bill for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, and the amount of data processed or stored. The scope and volume of services to be performed can change depending on customers’ requests, which are made on an optional and “as needed” basis, and customers may choose not to request additional services or may obtain similar services from other service providers.

We recognize revenue for eDiscovery and forensic services based on the agreed-upon prices, primarily per hour or per gigabyte, and volume of services performed during the period. For these contractual arrangements, we have identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value to the customers because we or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. We use the best estimate of sales price based on the price we charge when we sell an element on a standalone basis, which is generally consistent with the stated prices in the arrangements and allocates revenue to the various units of accounting in the arrangements based on the stated prices.

We also enter into multiple-element arrangements for software sales which include undelivered elements that are not essential to the functionality of the delivered software and such undelivered elements only consist of post contract support. We account for them in accordance with ASC 985-605, “Software-Revenue Recognition.” We have not been able to establish a vendor-specific objective evidence of fair value (“VSOE”) of fair value to allocate the fee to the separate elements and thus recognize the entire arrangement fee on a straight-line basis over the contract period.

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

Useful lives of property and equipment

Property and equipment, net, recorded on our balance sheet was ¥755.8 million as of March 31, 2018, representing 5.2% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, while depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Our depreciation expenses for property and equipment for the years ended March 31, 2016, 2017 and 2018 were ¥341.0 million, ¥351.8 million and ¥352.3 million, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2018, were as follows:

Leasehold improvements	6 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 to 7 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal and impairment of property and equipment for the fiscal years ended March 31, 2016, 2017, and 2018 were ¥32.1million, ¥43.4 million and ¥415.4 million, respectively. Of the ¥415.4 million for the year ended March 31, 2018, impairment charges on leasehold improvements of ¥342 million associated with restructuring to reorganize in its U.S. Legal tech business was included.

Impairment of Long-Lived Assets

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

Useful lives of capitalized computer software

Capitalized computer software costs, net recorded on our balance sheet were ¥802.9 million as of March 31, 2018, representing 5.5% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

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

Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2016, 2017 and 2018 were ¥374.5 million, ¥455.9 million and ¥504.0 million, respectively.

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

Goodwill and Intangible Assets

Goodwill is not amortized and is tested annually for impairment of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments or one level below the operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then we are required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015 and thereafter, we elected to perform the aforementioned qualitative assessment of goodwill as of the measurement date of January 1. During the year ended March 31, 2018, we performed a quantitative assessment of goodwill and confirmed that the carrying amount of a reporting unit exceeded its fair value. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful life. The Company also assessed the goodwill for impairment immediately after the Company changed its operating segments which occurred subsequent to the annual impairment testing. The goodwill is recorded in the Legal Tech segment.

Intangible assets primarily consist of customer relationships and trademarks. We have estimated the weighted average amortization periods for the customer relationship, noncompete agreement, favorable leases, trademarks to be 15 years, 3 years and 3 years, and 10 years, respectively.

Valuation of investments

We have investments in securities, and the valuation of investments requires us to make judgments using information that is generally uncertain at the time, such as assumptions regarding near-term prospects. As of March 31, 2018, we had available-for-sale securities of ¥848.7 million and cost method investments of  ¥15 thousand. We routinely assess the impairment of our investments by considering whether any decline in value is other-than-temporary. The factors we consider are:

•	the duration of the decline in value of the security and the severity of the decline;

•	the financial condition and near-term prospects of the investee; and

•	our intent and ability to hold the equity security until forecasted recovery.

No losses on impairment of investments in certain marketable equity securities were recognized for the years ended March 31, 2016, 2017, and 2018.

Investments in equity securities that have readily determinable fair value and are classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses excluded from earnings. The changes in fair value of investment in equity securities which are reported in other comprehensive income, net of tax are an increase of ¥78.2 million, a decrease of ¥15.8 million and an increase of ¥241.7 million for the years ended March 31, 2016, 2017 and 2018, respectively.

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

The Black-Scholes valuation model is used to determine the fair value of our stock option awards and related share-based compensation expense. Determining the fair value of share-based awards at the grant date requires judgment. The determination of the grant date fair value of options using an option-pricing model is affected by common stock price at grant date as well as assumptions regarding a number of other complex and subjective variables. If any of the assumptions used in the Black-Scholes valuation model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously. In valuing our options, we make assumptions about risk-free interest rates, expected dividend yields, expected volatility, and expected term (contractual term for non-employees), including estimated forfeiture rates of the options.

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

We recorded ¥78.4 million, ¥53.0 million and ¥73.8 million as share-based compensation expense for the years ended March 31, 2016, 2017 and 2018, respectively. The fair value of paid stock options is reduced by the cash consideration received.

Income taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2016, 2017 and 2018.

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

The change in the valuation allowance for the year ended March 31, 2018 includes an increase of ¥177,071 thousand in the valuation allowance of foreign subsidiaries in U.S. and domestic subsidiaries as of March 31, 2018 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2018 and a decrease of ¥25,864 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

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

Additionally, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering, and we will cease to be an emerging growth company for the fiscal year ending March 31, 2019.

Recent Accounting Pronouncements

See Note 1 of the notes to the consolidated financial statements.

5.B.      LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2018, we had cash and cash equivalents of ¥5,127.3 million.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with important sources of funds for acquisitions of business and capital equipment as well as for working capital needs to support business growth and technology development.

As of March 31, 2017 and 2018, the Company’s short-term debt consisted of bank borrowings of ¥1,000 million and ¥1,500 million, respectively, with a weighted average interest rate, 0.4% and 0.6%, respectively.

On December 28, 2012, we entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that originally matured on December 27, 2013. The Company renewed the agreement to extend the maturity to December 22, 2017 and repaid the entire balance upon maturity. On January 17, 2018, the Company entered into a new shot-term revolving credit facility agreement with another consortium of Japanese banks in an aggregate principal amount of ¥1,000 million that matured on July 23, 2018 and repaid the entire amount. The balance of borrowings under the revolving credit facility was ¥1,000 million on March 31, 2017 and 2018.

The Company entered into a ¥90 million one-year bank overdraft arrangement with a bank for which the unused balance outstanding as of March 31, 2018 was ¥90 million.

Bank of Mitsubishi UFJ has been our main financing bank since our founding. Bank of Mitsubishi UFJ arranged our syndicated loan and short-term revolving credit facility. On July 26, 2016, we entered in to a ¥1,000 million syndicated loan arrangement with a consortium of banks, and on September 27, 2016, we entered into a ¥300 million six-year syndicated loan arrangement with a consortium of banks. The Company borrowed ¥1,300 million with both agreements, and the balance of such borrowings as of March 31, 2018 was ¥1,136 million.

On July 28, 2015, we entered into short-term loan agreements with the Bank of Mitsubishi UFJ, Ltd. (“MUFJ”) and Sumitomo Mitsui Banking Corporation (“SMBC”) of a principal of ¥1,800 million for each institution, to meet the financial requirements arising from the acquisition of EvD. The maturity date was January 29, 2016 for MUFJ and October 28, 2015 for SMBC. We refinanced the three-month SMBC borrowing to extend the original maturity date to December 24, 2015. The borrowing rates for MUFJ and SMBC were TIBOR plus 0.2% per annum and the institution’s procurement interest rate in short-run market plus 0.3% per annum, respectively. After the acquisition of EvD, our management decided to implement a refinancing with long-term loans under a loan program through the Japan Bank for International Cooperation (“JBIC”) that supports the investments of Japanese companies in foreign countries. On November 30, 2015, we entered into a long-term loan agreement (the “JBIC-loan”) with MUFJ and SMBC in an aggregate principal of $20,440 thousand and ¥1,706 million from each institution utilizing the program of JBIC, and one of two tranches was executed on December 24, 2015. Under both tranches, borrowings may be in US dollars or in Japanese yen, and the borrowing rates vary by currency and tranche. For MUFJ the borrowing rates are LIBOR plus 0.5% per annum for U.S. dollar-dominated borrowings and TIBOR plus 0.2% per annum for Japanese yen-dominated borrowings. For SMBC, the borrowing rates are LIBOR plus 0.3% per annum for US dollar-dominated borrowings and 0.5% or TIBOR plus 0.3% per annum for Japanese yen-dominated borrowings. The maturity date for both loans is December 24, 2020. As of March 31, 2017 and 2018, the balances of such borrowings were ¥3,621.4 million and ¥3,123.5 million, respectively.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,136,665 thousand under long-term syndicated term loan agreements with consortium of Japanese banks as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2016; ¥5,187,455 thousand on a stand-alone basis and ¥4,657,450 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,761,114 thousand under long-term loan agreements with a Japanese bank as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP.  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,630,069 thousand under long-term loan agreements with a Japanese bank as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP.  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to a short term revolving credit facility agreement of ¥1,000,000 thousand with a consortium of Japanese banks as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP. The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2017; ¥6,548,327 thousand on a stand-alone basis and ¥5,018,678 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

As of March 31, 2018 the Company was not in compliance with these restrictive covenants. The non-compliance was principally the result of covenants that FRONTEO is required to not record ordinary losses in any two consecutive fiscal years, measured under Japanese GAAP. The non-compliance occurred as of March 31, 2018 when for the second consecutive year FRONTEO recorded an ordinary loss of ¥16,572 thousand on a consolidated basis measured under Japanese GAAP.  The Company sought and obtained waivers from all of the related lending intuitions eliminating the obligation to repay the debt currently. On the maturity date of July 23, 2018, the Company repaid ¥1,000,000 thousand of short-term borrowing under the revolving credit facility agreement. On the same date, the Company executed a ¥1,100,000 thousand borrowing under the same short-term revolving credit facility agreement with consortium of Japanese banks. However, the same covenants is in place as of March 31, 2019, and as a result if the Company makes an ordinary loss of any amount in the year ending March 31, 2019 (at the next measurement date) the debt will become due and payable once the audited results are reported in June 2019. The Company has completed a recent restructuring of its US operations and recently has made significant improvements in the profitability of its AI business segment, and as a result the planned results for the year ending March 31, 2019 is that the Company will turn an ordinary profit of ¥600,000 thousand on a consolidated basis, and ¥736,000 thousand on a stand-alone basis, avoiding the default on the short-term and long-term debt. If the current plan is not achieved the Company will have to take additional actions which might include liquidation of appreciated asset, seeking additional waivers or other relief from the lending intuitions. There is no guarantee that the Company will achieve the plan for 2019 or that if that any other actions taken would be ultimately successful in avoiding the repayment of significant debt obligations that may be accelerated by the institutional lenders as a result of non-compliance with these restrictive covenants.

In December 2016, the Company issued zero coupon convertible bonds due November 2019 in the aggregate face amount of ¥2,500 million for ¥2,500 million. The notes were convertible to equity shares at the option of the holder at a price of ¥813 per share at any time on or after December 1, 2016. The Company was required to bifurcate the embedded features contained in the notes for accounting purposes and recognized additional paid-in capital of ¥100.3 million. During the year ended March 31, 2017, prior to the maturity date, convertible bonds with a face amount of ¥1,250 million were converted into 1,537,502 equity shares of the Company at a conversion price of ¥813 per share. FRONTEO recorded an increase of ¥625 million in “Common stock” and ¥619.4 million, net of issuance cost of ¥5.6 million in “Additional paid-in capital.” The carrying amount of these notes, with the accretion of discounts, is included in “Long-term debt” in the Company’s consolidated balance sheets.

Cash flows from operating activities

We generated (used) ¥616.2 million, ¥(390.8) million and ¥1,502.9million of cash from operating activities for the years ended March 31, 2016, 2017 and 2018, respectively. The following table sets out information on our cash flows for the years indicated:

	For the year ended March 31,
	2016	2017	2018
	(thousands of yen)

Net cash provided by (used in) operating activities	¥616,240	¥(390,794)	¥1,502,851
Net cash used in investing activities	(4,710,421)	(953,077)	(618,357)
Net cash provided by (used in) financing activities	3,212,916	4,066,472	(237,054)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(41,036)	14,621	(53,276)
Net increase (decrease) in cash and cash equivalents	(922,301)	2,737,222	594,164
Cash and cash equivalents, beginning of year	2,718,261	1,795,960	4,533,182
Cash and cash equivalents, end of year	¥1,795,960	¥4,533,182	¥5,127,346

Year ended March 31, 2018 as compared to the year ended March 31, 2017

Net cash used in operating activities was ¥1,502.9 million in the year ended March 31, 2018, an increase of ¥1,893.6 million compared to net cash used in operating activities of ¥390.8 million in the year ended March 31, 2017. This was primarily due to a decrease in trade accounts receivable by ¥870.3 million to ¥576.6 million in the year ended March 31, 2018 compared to an increase in trade accounts receivable by ¥293.8 million in the year ended March 31, 2017 and an increase in foreign currency exchange losses of ¥455.1 million to ¥240.7 million in the year ended March 31, 2018 compared to a gain of ¥214.4 million in the year ended March 31, 2017. Our days of sales outstanding in trade accounts receivable as of March 31, 2017 and 2018 were approximately 88 days and 79 days, respectively.

Net cash used in investing activities decreased to ¥618.4 million in the year ended March 31, 2018 from ¥953.1 million in the year ended March 31, 2017, or a decrease of ¥334.7 million. This decrease was primarily attributable to the prior year acquisition of EvD, the cost of which was ¥230.3 million and a decrease in payment for capitalized computer software costs by ¥137.5 million to ¥348.7 million in the year ended March 31, 2018 compared to ¥486.2 million in the year ended March 31, 2017.

Net cash used in financing activities in the year ended March 31, 2018 was ¥237.1 million, compared to net cash provided by financing activities of ¥4,066.5 million in the year ended March 31, 2017. Net cash used in financing activities in the year ended March 31, 2018 primarily consisted of proceeds from the ¥3,100.0 million of short-term borrowing and proceeds from ¥200 million of long-term bank borrowing, while net cash provided by financing activities in the year ended March 31, 2017 primarily consisted of the proceeds from ¥4,370.0 million of short-term borrowing, proceeds from ¥1,855.9 of long-term bank borrowing and proceeds from the ¥2,500.0 million of convertible notes. The increases were partially offset by net cash used in repayment of short-term and long-term debt in the years ended March 31, 2017 and 2018 of ¥4,172.6 million and ¥3,426.1 million, respectively.

Year ended March 31, 2017 as compared to the year ended March 31, 2016

Net cash used in operating activities was ¥390.8 million in the year ended March 31, 2017, a decrease of ¥1,007.0 million compared to net cash provided by operating activities of ¥616.2 million in the year ended March 31, 2016. This was primarily due to an increase in net loss of ¥447.0 million to ¥858.9 million in the year ended March 31, 2017 compared to net loss of ¥411.9 million in the year ended March 31, 2016 and an increase in deferred income tax benefit of ¥468.7 million to ¥498.9 million in the year ended March 31, 2017 compared to ¥30.2 million in the year ended March 31, 2016. We paid ¥515.6 million of income taxes during the year ended March 31, 2016 and received an income tax refund of ¥10.8 million during the year ended March 31, 2017. Our days of sales outstanding in trade accounts receivable as of March 31, 2016 and 2017 were approximately 82 days and 88 days, respectively.

Net cash used in investing activities decreased to ¥953.1 million in the year ended March 31, 2017 from ¥4,710.4 million in the year ended March 31, 2016, or a decrease of ¥3,757.3 million. This decrease was primarily attributable to the prior year acquisition of EvD, the cost of which was ¥3,433.1 million. The decrease was partially offset by the capitalized software of ¥486.2 million and property and equipment of ¥328.4 million to support the expansion of our business for the year ended March 31, 2017.

Net cash provided by financing activities in the year ended March 31, 2017 was ¥4,066.5 million, an increase of ¥853.6 million from ¥3,212.9 million in the year ended March 31, 2016. Net cash provided by financing activities in the year ended March 31, 2017 primarily consisted of proceeds from the ¥4,370.0 million of short-term borrowing, proceeds from ¥1,855.9 million of long-term bank borrowing and proceeds from the ¥2,500.0 million of issuance of convertible bonds, while net cash provided by financing activities in the year ended March 31, 2016 primarily consisted of proceeds from ¥3,800.0 million of short-term borrowing and proceeds from ¥3,761.5 of long-term bank borrowing. The increases were partially offset by net cash used for repayment of short-term debt in the years ended March 31, 2016 and 2017 of ¥3,784.0 million and ¥3,422.0 million, respectively.

Material capital requirements

Our principal capital and liquidity needs in recent years have been for capital expenditures for the development of internal-use software and acquisition of property and equipment, mainly computers, lease payments, payments of principal and interest on outstanding borrowings and other working capital requirements. See “Capital Resources” in Item 5.B. for financial covenants.

Our capital expenditures relate primarily to facility improvements including but not limited to our offices and review centers, amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2016, 2017 and 2018, our capital expenditures were as follows:

	For the year ended March 31,
	2016	2017	2018
	(thousands of yen)

Capital expenditures	¥1,125,853	¥1,369,471	¥800,363

Our capital expenditures for the year ended March 31, 2016 related to the acquisition of data storage servers, the development of the upgraded Lit i View software and the acquisition of third-party software for internal use.

Our capital expenditures for the year ended March 31, 2017 related to leasehold improvements in a new review center in New York, the acquisition of data storage servers, the development and upgrade of Lit i View software and the acquisition of third-party software for internal use. Our capital expenditures for the year ended March 31, 2018 relate to the development and upgrade of our Lit i View software and the acquisition of third-party software for internal use. Higher capital expenditure is expected in future years as we grow our business and expand our network of offices in Japan and the U.S.

We expect that our planned capital expenditures for the year ending March 31, 2019 is approximately ¥600,000 thousand.

Short-term and long-term bank borrowing

As of March 31, 2018, our short-term bank borrowings totaled ¥1,500.0 million with a weighted average interest rate of 0.6%. As of March 31, 2018, our long-term bank borrowings amounted to ¥4,737.6 million with a weighted average interest rate of 0.4%. Their maturities are at various dates through 2023.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. FRONTEO, Inc. leases data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. FRONTEO USA, Inc. leases office premises under non-cancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2016, 2017 and 2018, were approximately ¥823.8 million, ¥1,047.4 million and ¥1,029.7 million, respectively. Higher levels of working capital needs are expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

As noted elsewhere in this annual report, we are committed to growing our sales and marketing force, expanding our internal administrative and finance capabilities and making strategic acquisitions of businesses and technologies, all with the intention of continuing the rapid growth of our operations, total revenue, operating revenue and net income. In order to do so, we intend to use our cash on hand, short term credit facility, bank borrowings and the net proceeds from convertible bonds. We believe that these resources are sufficient to permit us to implement our strategic plan and achieve these objectives.

Indebtedness

The following table shows our indebtedness as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
	(thousands of yen)
Long-term debt:
Secured bank loans	¥1,810,694	¥1,566,021
Unsecured bank loans	3,629,079	3,171,581
Capital lease obligations	120,247	137,941
Convertible bonds	1,185,502	1,209,122
Less: current portion of long-term debt	(808,229)	(977,270)
Long-term debt, net	5,937,293	5,107,395
Short-term debt:	1,000,000	1,500,000
Current portion of long-term debt	808,229	977,270
Total short-term debt	1,808,229	2,477,270
Total debt	¥7,745,522	¥7,584,665

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

Our development efforts in AI technology were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our KIBIT, we now have the capability to analyze various types of big data. Our research is focused on addressing two key questions: how to identify information that is important to our clients from big data, particularly information about people’s intentions and behavior, and how to effectively use the advanced knowledge of experts to analyze vast volumes of information. We are currently working to dramatically improve the quality of human intellectual activity through research that taps the knowledge of experts.

A primary goal of our research and development is to anticipate client demands and bring new solutions and new versions of existing solutions to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

The table below shows our research and development expenses for the past three fiscal years.

	For the fiscal years ended March 31,
	2016	2017	2018
	(thousands of yen)

Research and Development expenses	¥91,600	¥83,678	¥119,159

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

As of July 1, 2018, in Japan, we have applied for patents for 68 inventions and have been granted patents on 60 of them and in the United States, we have applied for patents for 37 inventions and have been granted patents on 13 of them. Moreover, many trademarks have been registered in many countries across the world, including “FRONTEO,” “KIBIT,” “Lit i View,” and “Landscaping” as brands representing the uniqueness of the above technologies.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our solutions or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software solutions occurs, we expect software piracy could be a problem. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors — Our failure to protect our intellectual property rights may undermine our competitive position and subject us to costly litigation to protect our intellectual property rights.”

To provide certain eDiscovery services to our clients, we have license agreements with software suppliers.

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

5.F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2018.

Payments due by period (thousands of yen)

Contractual Obligation	2019	2020	2021	2022	2023	Thereafter	Total
Long-term bank borrowings	¥923,805	¥804,638	¥2,646,597	¥259,989	¥96,666	¥—	¥4,731,695
Interest on long-term bank borrowings	17,449	13,820	10,657	1,140	108	—	43,174
Capital lease obligations	53,465	50,294	29,831	10,096	162	—	143,848
Convertible bonds	—	1,250,000	—	—	—	—	1,250,000
Operating lease obligations	311,388	290,902	271,840	263,272	183,543	—	1,320,945
Retirement and severance benefits	8,012	9,192	10,423	11,558	11,678	50,136	100,999
Total	¥1,314,119	¥2,418,846	¥2,969,348	¥546,055	¥292,157	¥50,136	¥7,590,661

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      DIRECTORS AND SENIOR MANAGEMENT

Directors, statutory auditors and executive officers of the Company as of July 11, 2018, and their respective business experience are listed below.  None of the persons listed below was selected as director, statutory auditor or executive officer pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed below.

Directors and Executive Officers

Directors and Executive Officers	Born	Position/Title
Masahiro Morimoto	1966	Chief Executive Officer and Chairman of the Board
Naritomo Ikeue	1972	Executive Vice-President, Chief Operating Officer and Director
Hideki Takeda	1973	Director, Chief Technology Officer, Behavior Informatics Laboratories
Tomohiro Uesugi	1970	Director, Chief Financial Officer
Makoto Funahashi	1945	Director
Hirooki Kirisawa	1966	Director
Yoshikatsu Shirai	1965	Corporate Officer, Chief Client Technology Officer
Shusaku Nozaki	1975	Corporate Officer, Regional Operations Japan
Seiji Tezuka	1964	Corporate Officer
Kenji Yamanami	1972	Corporate Officer
Katsukuni Hyodo	1964	Corporate Officer
Yongmin Cho	1973	Corporate Officer

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

Tomohiro Uesugi:   Mr. Uesugi joined FRONTEO in August 2017. In his capacity as Chief Financial Officer (CFO), he supervises various departments, including the finance department, human resources department, information systems department, and the legal department, while supporting business development of the company. Mr. Uesugi is qualified to serve on our Board of Directors because he is considered to be suitable for management participation and business execution. Since February 2018, Mr. Uesugi has served as FRONTEO USA’s CFO and is responsible for all the financial related operations and strategy as well as supporting business transformation. He joined Asahi & Co. (now KPMG Azsa LLC), where he provided consulting services relating to financial auditing, M&A, and corporate reconstruction in 1999. He then joined Sanyo North America Corporation in 2012 where he served as CFO and joined Konami Digital Entertainment, Inc. (a U.S. subsidiary of Konami Japan) in 2012 where he held the positions of Executive Vice President of Corporate and President. He has engaged in business improvement and structural reforms related to accounting and corporate functions in both United States and Japan.Mr. Uesugi holds qualifications as a Certified Public Accountant (CPA) of Japan and Real Estate Appraiser of Japan.

Makoto Funahashi:   Mr. Funahashi has been an independent member of the Board of Directors of FRONTEO, Inc. since June 2008. Prior to becoming the Company’s independent director, Mr. Funahashi served in various senior capacities with the National Police Agency of Japan from 1968 to 2001, including as Deputy Minister for police technology from 1999 until his retirement. From March 2001 to April 2003, Mr. Funahashi served as special advisor to USE, Inc., a company in the information technology industry. From June 2003 to March 2011, he served in various capacities at NTT Data i and its predecessor, NTT Data Creation, including as a director from 2003 to 2008 and a senior advisor from 2008 to March 2011. We believe that Mr. Funahashi is qualified to serve om our Board of Directors because of his extensive management experience in the public sector and his technological expertise.

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

Kenji Yamanami:   Mr. Yamanami has been serving as Corporate Officer since he joined the Company in February 2017, responsible for overseeing legal business in Japan, creation of cross-border transactions and launch of AI business in the U.S. Prior to joining the Company, he worked for the Ministry of Economy, Trade and Industry (“MITI”) and engaged in the fields of IT industry, science and technology, intellectual property and high-tech industry and played a central role in the creation of privacy mark. He also worked for McKinsey & Company and engaged in projects such as strategy formulation, M & A, and improvement of operation, particularly in the technology industry. In addition, he worked for Rakuten, Inc. as an executive officer responsible for cross-border and marketing, contributing to an expansion of “Rakuten Ichiba” business, then he transferred to “Rakuten.com” which develops e-commerce business in the U.S., and he was responsible for a wide range of operations, such as introduction of point marketing in the U.S., maintenance of e-commerce site and branding.

Katsukuni Hyodo:   Mr. Hyodo has been serving as Corporate Officer since he joined the Company in July 2018, responsible for Japan legal business and business development. Prior to joining the Company, he worked for various global companies such as GE Plastics, RS Components as well as Japanese corporations such as Tomen Corporation, Misumi Group Inc. At these companies he held key executive commercial roles such as cross border OEM business as well as regional sales and marketing in the automotive and electronics industries, especially at RS Components, he succeeded in transformation and implementation of new strategy and achieved substantial growth for 4 years while he served as Representative director and country manager.

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

6.B.      COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2018, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥146.9 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

The compensation for directors and statutory auditors was authorized by resolutions of the general meeting of shareholders on June 22, 2012 and to the extent compensation is within the authorized range, further authorization is not required.

For further information regarding stock option grants to directors, statutory auditors and executive officers, see Item 6.E., “Stock Option Plan.”

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

Terms of Directors

Each of our directors’ terms of office terminates at the conclusion of the annual shareholders meeting following the end of our second business year of the date of their election. Our directors automatically retire from office (unless vacated sooner) upon the expiration of that term, unless elected for an additional term. Each of our current directors’ term is set to expire in June 2020. Directors may be removed from office by an extraordinary resolution of two-thirds of the shareholders in attendance at a meeting. A director will be removed from office automatically if, among other things, the director becomes bankrupt or becomes of unsound mind. Our officers are nominated by and serve at the discretion of our Board of Directors.

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

Audit and Supervisory Board

Consistent with applicable Japanese law and regulation and the rules of the TSE, we have a separate Audit & Supervisory Board elected by our shareholders, which currently consists of three outside statutory auditors, rather than an audit committee. Our Audit & Supervisory Board is a legally separate and independent body from our board of directors. Under the Companies Act, none of our outside statutory auditors is, may be, or has been a director, officer or employee of FRONTEO, Inc. or any of our subsidiaries. At least one of the statutory auditors, in our case, Mr. Sudo, must be appointed as a full-time statutory auditor by the Audit & Supervisory Board. Among other functions, the Audit & Supervisory Board prepares an audit report, appoints and removes the full-time statutory auditor(s) and establishes audit policies. We have determined that this Audit & Supervisory Board satisfies the “independence” requirements for audit committees under current NASDAQ rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. At least one of the members of our Audit & Supervisory Board qualifies as an “audit committee financial expert” under applicable SEC rules. Our Audit & Supervisory Board is responsible for: the retention and oversight of our independent registered public accounting firm and the preparation of their audit; addressing complaints related to accounting, internal accounting controls, and auditing matters; engaging any advisors necessary to perform its duties; and funding necessary to carry out its duties. In addition, our statutory auditors participate in all meetings of our Board of Directors.

6.D.      EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2016, 2017 and 2018. Virtually all employees serve in the Legal Tech service and AI Solution service lines. The decrease in the number of employees as of March 31, 2018 was primarily due to restructuring of U.S. subsidiary.

	(Number of employees)
	2016	2017	2018
For the fiscal year ended March 31,
Full-Time Employees	423	486	362
By Geographic Location:
Japan	123	146	164
U.S.	201	180	107
Philippines	73	134	62
Other	26	26	29

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. The average temporary employees during the fiscal year ended March 31, 2016, 2017 and 2018 were three, three and four, respectively.

6.E.     SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2018, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 38,111,862 shares of our common stock outstanding as of June 30, 2018.

	Number of Shares Owned
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	6,920,400	18.16%
Naritomo Ikeue	2,722,800	7.14%
Hirooki Kirisawa	106,900	*
Hideki Takeda	59,100	*
Makoto Funahashi	5,400	*
Yoshikatsu Shirai	100,000	*
Shusaku Nozaki	116,800	*
Seiji Tezuka	—	—
Kenji Yamanami	—	—
Tomohiro Uesugi	—	—
Yongmin Cho	40,000	*
All directors and executive officers as a group (6 persons)	10,071,400	26.43%

*     Less than 1%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building 7th Floor, 2-12-23 Konan, Minato-ku, Tokyo 108-0075, Japan.

To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2012, June 2013, June 2014, June 2015 and June 2016, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company.  The following table shows selected information related to these stock options, as of June 30, 2018.

June 2012

Date of grant: June 21, 2012

Number of shares of common stock to be issued/ delivered: 81,000

Exercise price per share: ¥810

Beginning of exercise period: June 22, 2015

End of exercise period: June 21, 2018

Number of directors, statutory auditors and executive officers:  6

Number of other employees:  5

June 2013

Date of grant: May 31, 2013

Number of shares of common stock to be issued/ delivered: 179,000

Exercise price per share: ¥469

Beginning of exercise period: June 1, 2016

End of exercise period: May 31, 2019

Number of directors, statutory auditors and executive officers: 5

Number of other employees:  20

June 2014

Date of grant: May 22, 2014

Number of shares of common stock to be issued/ delivered: 144,000

Exercise price per share: ¥489

Beginning of exercise period: May 23, 2017

End of exercise period: May 22, 2020

Number of directors, statutory auditors and executive officers: 3

Number of other employees: 13

June 2015

Date of grant: May 28, 2015

Number of shares of common stock to be issued/ delivered: 129,500

Exercise price per share: ¥1,029

Beginning of exercise period: May 29, 2018

End of exercise period: May 28, 2021

Number of directors, statutory auditors and executive officers: 4

Number of other employees: 25

August 2015

Date of grant: August 1, 2015

Number of shares of common stock to be issued/ delivered: 35,000

Exercise price per share: ¥930

Beginning of exercise period: August 1, 2018

End of exercise period: August 1, 2021

Number of other employees: 10

June 2016

Date of grant: June 22, 2016

Number of shares of common stock to be issued/ delivered: 127,500

Exercise price per share: ¥1,181

Beginning of exercise period: June 23, 2019

End of exercise period: June 22, 2022

Number of other employees: 37

August 2016

Date of grant: August 26, 2016

Number of shares of common stock to be issued/ delivered: 59,500

Exercise price per share: ¥809

Beginning of exercise period: August 27, 2019

End of exercise period: August 26, 2022

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 30

December 2016

Date of grant: December 23, 2016

Number of shares of common stock to be issued/ delivered: 15,000

Exercise price per share: ¥901

Beginning of exercise period: December 24, 2019

End of exercise period: December 23, 2022

Number of directors, statutory auditors and executive officers: 1

April 2017

Date of grant: April 21, 2017

Number of shares of common stock to be issued/ delivered: 90,000

Exercise price per share: ¥774

Beginning of exercise period: April 22, 2020

End of exercise period: April 21, 2023

Number of directors, statutory auditors and executive officers: 4

Number of other employees: 1

July 2017

Date of grant: July 7, 2017

Number of shares of common stock to be issued/ delivered: 751,000

Exercise price per share: ¥731

Beginning of exercise period: July 1, 2019

End of exercise period: July 6, 2022

Number of directors, statutory auditors and executive officers: 3

Number of other employees: 36

June 2017

Date of grant: June 23, 2017

Number of shares of common stock to be issued/ delivered: 70,000

Exercise price per share: ¥730

Beginning of exercise period: June 24, 2020

End of exercise period: June 23, 2023

Number of other employees: 39

July 2017

Date of grant: July 21, 2017

Number of shares of common stock to be issued/ delivered: 6,000

Exercise price per share: ¥806

Beginning of exercise period: July 22, 2020

End of exercise period: July 21, 2023

Number of other employees: 2

December 2017

Date of grant: December 25, 2017

Number of shares of common stock to be issued/ delivered: 145,000

Exercise price per share: ¥706

Beginning of exercise period: December 26, 2020

End of exercise period: December 25, 2023

Number of directors, statutory auditors and executive officers:  8

March 2018

Date of grant: March 26, 2018

Number of shares of common stock to be issued/ delivered: 22,400

Exercise price per share: ¥830

Beginning of exercise period: March 27, 2021

End of exercise period: March 26, 2024

Number of directors, statutory auditors and executive officers: 1

June 2018

Date of grant: June 26, 2018

Number of shares of common stock to be issued/ delivered: 26,600

Exercise price per share: ¥1,161

Beginning of exercise period: June 27, 2021

End of exercise period: June 26, 2024

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 38

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2018 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 38,111,862 shares of our common stock outstanding as of June 30, 2018.

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

		Percentage of
Name of Beneficial Owner	Number of Shares	Outstanding Shares
Masahiro Morimoto	6,920,400	18.16%
Focus Systems Corporation	2,984,720	7.83%
Naritomo Ikeue	2,722,800	7.14%

According to our register of shareholders, as of March 31, 2018, there were 17,933 holders of common stock of record worldwide. As of June 30, 2018, The Bank of New York Mellon, depositary for our ADSs, held 0.29% of the outstanding common stock on that date. Of the 38,111,862 shares of our common stock outstanding as of June 30, 2018, 109,580 shares were held in the form of 54,790 ADSs. As of June 30, 2018, the Company held 630 shares of the Company as treasury stock.

7.B.      RELATED PARTY TRANSACTIONS

Business Relationships

During the fiscal years ended March 31, 2016, 2017 and 2018, the Company entered into transactions with Consultoris, Inc. (“CI”) and IIOSS, Inc. (“IIOSS”) , which are managed by management of foreign subsidiaries. CI provides consulting services to the Company and IIOSS provides outsourcing support services to the Company.

For the year ended March 31, 2016, the total amount of transactions with CI and IIOSS was ¥40,363 thousand. For the fiscal year ended March 31, 2017, the total amount of transactions with CI was ¥44,419 thousand  and the amount of transactions with IIOSS was not material. For the fiscal year ended March 31, 2018, the amount of transactions with CI was ¥19,953 thousand and FRONTEO to confirm whether transactions with IIOSS continued in the fiscal year ended March 31, 2018.

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

8.B.     SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there have been no significant changes in our financial condition since March 31, 2018, the date of our last audited financial statements.

ITEM 9.      THE OFFER AND LISTING

9.A.      OFFER AND LISTING DETAILS

The following table sets forth for the period shown the reported high and low sales prices of our common stock on the Tokyo Stock Exchange and the ADSs on the Nasdaq Global Select Market. The current ADS/share ratio is one (1) ADS per two (2) shares of our common stock.

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High	Low
For the Fiscal Year Ended March 31,
2014	554	219
2015	1,421	325	33.50	5.90
2016	1,065	559	20.00	10.03
2017	1,346	687	24.57	12.73
2018	877	559	15.41	9.06
Financial Quarter Ended
June 30, 2016	1,346	687	24.57	15.08
September 30, 2016	870	696	18.50	13.00
December 31, 2016	1,025	751	19.33	14.06
March 31, 2017	920	702	15.27	12.73
June 30, 2017	868	559	15.00	9.06
September 30, 2017	860	579	15.00	10.68
December 31, 2017	747	598	12.60	10.81
March 31, 2018	877	650	15.41	12.51
June 30, 2018	1,298	834	23.31	15.41
Month Ended/ending
January 2018	¥826	¥699	$14.67	$12.51
February 2018	784	650	14.65	13.15
March 2018	877	724	15.41	13.36
April 2018	957	834	17.98	15.41
May 2018	1,247	863	22.41	15.92
June 2018	1,298	1,073	23.31	19.89

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	Our shares of common stock have been quoted on Mothers of the TSE since June 26, 2007.
(3)	Our ADSs have been listed on the Nasdaq Global Market since May 16, 2013 and Global Select Market since January 2, 2014 through a sponsored ADS facility operated by the Bank of New York Mellon.

9.B.      PLAN OF DISTRIBUTION

Not applicable.

9.C.      MARKETS

Our shares of common stock have been quoted on the Mothers market of the TSE since June 26, 2007 under the stock code number “2158” in the First Section of the TSE.

Our ADSs have been listed and traded on the Nasdaq Global Market since May 16, 2013 under the symbol “FTEO” through a sponsored ADR facility operated by the Bank of New York Mellon, the depository. Each ADS represents two shares of the Company’s common stock.

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

Description of Our Common Stock

As of June 30, 2018, our authorized capital stock consists of 72,000,000 shares of common stock, and there are 38,111,862 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

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

Provisions Regarding Our Directors

There is no provision in our articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Companies Act provides that such director is required to refrain from voting on such matters at the Board of Directors meeting.

The Companies Act provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the president’s discretion.

The Companies Act provides that a significant loan to a third party by a company should be approved by the board of directors. We have adopted this policy.

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

As for a special resolution, while the Companies Act, in general, requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions, it allows a company to reduce the quorum for such special resolutions in its articles of incorporation to one-third or greater than one-third of the total number of voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

•	a reduction of the stated capital (except when a company reduces the stated capital within certain amount provided for under the Companies Act);

•	amendment of our articles of incorporation;

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

•	a dissolution, merger or consolidation requiring shareholders’ approval;

•	a company split requiring shareholders’ approval;

•	a transfer of the whole or an important part of our business;

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval; and

•

issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions to persons other than shareholders.

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders (or 10% or more of the total number of our outstanding shares) have the right to apply to a court of competent jurisdiction for our dissolution and commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.

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

Shareholders who have held 3% or more of the total number of voting rights of all shareholders (or 3% or more of the total number of our outstanding shares) for six months or more have certain rights under the Companies Act which includes the right to:

•	demand the convening of a general meeting of shareholders;

•	apply to a competent court for removal of a director or a statutory auditor;

•	apply to a competent court for removal of a liquidator; and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

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

Annual general meetings and extraordinary general meetings of shareholders are convened by our President and Director based on the resolution of our Board of Directors. Under our articles of incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to vote at extraordinary general meetings of our shareholders, and in this case, we are required to make a public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

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

We may hold the shares which we acquired by way of (i) through (iii) above and may cancel such shares by a resolution of the Board of Directors. We may also dispose of such shares subject to a resolution of the Board of Directors and subject also to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Stock

There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by a non-resident of Japan under The Foreign Exchange and Foreign Trade Act of Japan and related regulations. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent and Japan Securities Depository Center, Inc.

There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold above which shareholder ownership must be disclosed. Pursuant to the Financial Instruments and Exchange Act of Japan and related regulations, a shareholder who has become, solely or jointly, a holder more than 5% of the total issued shares in a company that is listed on any stock exchange in Japan is required to file a report with the Finance Bureau of the Ministry of Finance, and with certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed report.

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

The Foreign Exchange and Foreign Trade Act of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”), regulate certain transactions involving a “non-residents of Japan” or a “Foreign Investor,” including the issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a non-resident of Japan, “inward direct investment” by a Foreign Investor, and a payment from Japan to a foreign country or by a resident of Japan to a non-resident of Japan.

“Non-residents of Japan” is defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

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

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Under the Foreign Exchange Regulations, in general, a non-resident of Japan who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in each case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer, unless the transfer is made through a bank, securities company or financial futures trader licensed under Japanese law.

If a Foreign Investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the Foreign Investor must, with certain limited exceptions, file a report of such acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

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

Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of ADSs or common stock who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

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

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident individual of Japan or a non-Japanese corporation is 20% (on or before December 31, 2037, the rate of Japanese withholding tax will be increased to 20.42% including the Special Reconstruction Income Tax, which is described below). With respect to dividends paid on listed shares issued by Japanese corporations (such as our common stock) to a non-resident individual of Japan or a non-Japanese corporation, the aforementioned 20% withholding tax rate is reduced to 15% for dividends to be due and payable thereafter (on or before December 31, 2013, the rate of Japanese withholding tax will be increased to 15.315% including the Special Reconstruction Income Tax). This tax reduction is not available for a non-resident individual who holds 3% of the issued shares of a Japanese corporation. For the purpose of this paragraph, the Special Reconstruction Income Tax is a special surtax at the rate of 2.1% imposed on individuals and corporations (whether residents or non-residents of Japan, or Japanese corporations or non-Japanese corporations) until December 31, 2037 for reconstruction funding after the Great East Japan Earthquake. This special surtax is applicable to various income taxes including withholding tax on dividends and the amount of such special surtax is calculated by multiplying the amount of the original income tax by the surtax rate of 2.1%. In consequence, the amount of the aggregate withholding tax on dividends will be the original amount of such withholding tax plus the original amount multiplied by the surtax rate (i.e. 102.1% of the original amount).

As of the date of this annual report, Japan has entered into income tax treaties, or conventions, whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio investors with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with Australia, France, Hong Kong, the Netherlands, Portugal, Saudi Arabia, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors.

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

In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds of qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under the income tax treaty between Japan and the United Kingdom, similar treatment will be applied to dividends.

Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by the Japanese corporations on the shares.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends on the shares by FRONTEO, Inc. must submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Reconstruction Income Tax on Dividends in advance through FRONTEO, Inc. to the relevant tax authority before payment of dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York Mellon, as depositary, or its agent submits in duplicate two Application Forms for Income Tax Convention (one is FORM 4 subtitled “Extension of Time for Withholding of Tax and Special Reconstruction Income Tax on Dividends with respect to Foreign Depositary Receipt” to the payer of dividends, who has to file the original with the district director of tax office for the place where the payer resides, by the day before the payment of dividends and the other is FORM 5 subtitled “Relief from Japanese Income Tax and Special Reconstruction Income Tax on Dividends with respect to Foreign Depositary Receipt” to the district director of tax office through the payer of dividends in eight months from the day following the base date of payment of dividends for application purposes for which FORM 4 has been submitted). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders of ADSs or common stock who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of ADSs or common stock outside Japan, or from the sale of ADSs or common stock within Japan by a non-resident holder, generally are not subject to Japanese income or corporation taxes provided that such gains are from portfolio investments where the shareholding ratio is within certain prescribed levels.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired ADSs or common stock as a legatee, heir or donee, even if the individual is not a Japanese resident.

United States Taxation

The following discusses United States federal income tax consequences of the ownership of ADSs or common stock. It only applies to U.S. holders of shares or ADSs, as defined below, who hold their ADSs or common stock as capital assets for tax purposes. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,
•	life insurance companies,
•	dealers in securities,
•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings,
•	investors liable for alternative minimum tax,
•	investors that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock,
•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction,
•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or
•	investors whose functional currency is not the U.S. dollar.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Convention Between the United States of America

and Japan (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs or common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs or common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs or common stock.

The discussion below of the U.S. federal income tax consequences to “U.S. holders” will apply to a beneficial owner of our ADSs or common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of ADSs and common stock in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the common stock represented by those ADRs. Exchanges of shares for ADRs, and ADRs for common stock, generally will not be subject to United States federal income tax.

The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading “PFIC Rules” below.

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the ADSs or common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs or common stock generally will be qualified dividend income.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of common stock, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distribution in excess of current and accumulated earning and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the ADSs or common stock and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that in refundable will not be eligible for credit against your United States federal income tax liability.

For foreign tax credit purposes, dividends will generally constitute income from sources outside the United States. Dividends generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you sell or otherwise dispose of your ADSs or common stock, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs or common stock. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. Additionally, gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company (“PFIC”)

We do not believe that we were a PFIC for United States federal income tax purposes for our most recently completed taxable year and we do not expect to be a PFIC in our current taxable year. However, this conclusion is a factual determination made annually and thus there is no assurance that we will not be a PFIC in any particular taxable year.

In general, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or common stock:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and a receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC and you did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs or common stock, and

•

any “excess distribution” that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs or common stock during the three preceding taxable years or, if shorter, your holding period for the ADSs or common stock).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs or common stock,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exception, will be taxed as the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If your ADSs or common stock are treated as marketable stock of a PFIC, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs or common stock at the end of the taxable year over your adjusted basis in your ADSs or common stock. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs or common stock over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the ADSs or common stock will be adjusted to reflect any such income or loss amounts.

Your ADSs or common stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or common stock, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or common stock, you will be treated as having a new holding period in your ADSs or common stock beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

In addition, notwithstanding any election you make with regard to the ADSs or common stock, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ADSs or common stock during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621. You should consult your tax advisor regarding the PFIC rules and potential filing and other requirements.

10.F.      DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.      STATEMENT BY EXPERTS

Not applicable.

10.H.      DOCUMENTS ON DISPLAY

We file periodic reports and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Copies of the Company’s annual report on Form 20-F and other periodic reports on Form 6-K are also available on our website at http://www.fronteo.com/global/ir/financial/sec-filings.html . In addition, you may also inspect reports filed with the SEC and other information at our Tokyo headquarters, located at a 7F Meisan Takahama Building, 2-12-23, Konan, Minato-ku, Tokyo 108-0075, Japan.

10.I.      SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed include fluctuations in interest rates on long-term bank borrowing, equity market price and foreign currency exchange rates giving rise to translation gain/loss.

Interest Rate Risk

As of March 31, 2018, outstanding balance of our long-term bank borrowings is ¥4,737.6 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31, 2018, our analysis indicated that such a movement would have increased our interest expense by approximately ¥13.8 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2018, the fair value of such investments was ¥848.7 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥84.9 million as of March 31, 2018. See Note 4 to our consolidated financial statements.

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

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2017 results of operations. For the fiscal year ended March 31, 2018, the analysis indicated that such a movement would have decreased our revenues by approximately ¥76.0 million and would not have had a material effect on our operating income or net income.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.      DEBT SECURITIES

Not applicable.

12.B.      WARRANTS AND RIGHTS

Not applicable.

12.C.      OTHER SECURITIES

Not applicable.

12.D.      AMERICAN DEPOSITARY SHARES

Fees and charges payable by ADS holders

The Bank of New York Mellon (“Depositary”), as depositary of our ADSs, collects the following fees from holders of ADRs or intermediaries acting in their behalf. The Depositary may sell (by public or private sale) sufficient securities and property received prior to such deposit to pay such fees.

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

Fees and other payments made by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to our ADR program and incurred by us in connection with the ADR program. The Depositary will reimburse us for up to $50,000 for expenses related to the establishment of our ADR program and up to $30,000 annually for expenses related to the administration and maintenance of our ADR program. As of March 31, 2018, our ADR program had been established. However, no reimbursements from the Depositary had been received.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Internal Control

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this report, management of FRONTEO, Inc. (the “Company”) conducted an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). The term means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation and due to material weaknesses described below, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of March 31, 2018.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management of the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of sponsoring Organizations of the Treadway Commission. Under Rule 13a-15(f) of the Exchange Act, internal control over financial reporting means a process designed by, or under the supervision of, our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

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

Based on that evaluation, management concluded that owing to the existence of certain material weaknesses in internal control as we described in detail below, our internal control over financial reporting was not effective as of March 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

As disclosed in “Risk Factors” the Company is exempt from auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are required to file our annual report on Form 20-F for the fiscal year ending March 31, 2019.

Internal Controls

In connection with the Company’s assessment of internal controls as of March 31, 2018, the Company has determined that material weaknesses in internal controls over financial reporting as we described in detail below continued to exist at FRONTEO USA, Inc. (“FUSA”) specifically in financial statement closing and reporting, revenue recognition and income taxes which were also identified to be material weaknesses as of March 31, 2017. Misstatements were identified by the independent auditor of the Company that should have been detected by the FUSA’s internal controls. We concluded that a material weakness existed in entity-level controls therein at FUSA level.

Revenue Recognition

In the prior year, we determined that the Company had a material weakness in internal controls over FUSA’s eDiscovery contract review process for credit risk assessment, collectability analysis and pricing related controls with respect to FUSA’s revenue and accounts receivables. The primary controls that do not operate effectively and therefore remain deficient are controls over contracting procedures and persuasive evidence of arrangements in the revenue recognition process.  In addition, the Company did not implement appropriate controls related to contract pricing, consequently, material adjustments to the FUSA’s revenue were identified by the independent auditor of the Company.

Income taxes

The Company has determined that a material weakness in internal control over income taxes existed at FUSA as of March 31, 2018. Specifically, the Company failed to design and implement effective internal controls relating to income tax accounting over non-recurring transactions including transfer pricing or purchase accounting which should have been supervised and reviewed by the qualified accounting personnel. This resulted in material adjustments to the FUSA’s income tax accounts that were required to be, and were, recorded at March 31, 2018.

Financial Statement Close Process

The Company determined that the material weakness in internal control over the financial statement close process of the FUSA existed as of March 31, 2018. Specifically, the Company failed to design and implement effective internal controls relating to periodic required adjusting entries for cash cut-off and account reconciliation process at the FUSA. This resulted in material adjustments to the FUSA’s financial statements that were required to be, and were, recorded at March 31, 2018.

Entity-level Controls

The Company determined that it had a material weakness in entity-level controls at FUSA. The above adjustments were identified by the independent auditor of the Company that should have been detected by the FUSA’s internal controls. The Company determined that the remediation plan and its management process including assignment of qualified resources to oversee/conduct remedial actions did not sufficiently contribute to the mitigation of risks to acceptable levels.

The Company changed the key members of the management of the FUSA, effective from the fourth quarter of the fiscal year ended March 31, 2018. The new management team of the FUSA is fully committed to utilize their experience and knowledge of effective internal control accumulated throughout their service at the Company to continue remediating the material weakness identified in the FUSA. In addition, the Company will invest resources to finalize policies and procedures and will make investments to implement a new IT system in order to reduce complexity of accounting over revenue recognition, income taxes and financial statement close process.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk controls that may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Notwithstanding the aforementioned material weaknesses, however, the Company’s management has concluded that the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with generally accepted accounting principles in the U.S. for each of the periods presented herein.

(c)	Changes in Internal Controls

Remediation Efforts

Subsequent to March 31, 2018, we have taken additional steps to remediate the existing material weaknesses and to improve our internal control environment, including the following:

•

Addition of Qualified Personnel in Accounting and Finance – We have hired additional accounting personnel with sufficient technical knowledge and experience in U.S. GAAP and SEC reporting requirements. We will continue to evaluate the structure of the finance organization and hire additional qualified personnel to effectively improve our internal control environment.

•

Implementation of Formalized Policies and Procedures – We have started to implement a more structured monthly and quarterly close process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, propriety of revenue recognition, formalized customer credit management and recording of income taxes and accruals. We will continue to formalize and standardize closing, consolidation and financial reporting policies and procedures as well as to create a uniform set of accounting standards and guidelines for the personnel of FUSA. This approach will allow us to streamline and enhance consistency of our reporting processes and to strengthen our processes for year-end reporting.

•

Implementation of New Enterprise Resource Planning (“ERP”) – We have launched a new ERP system implementation project to improve the integrity and reliability of financial data. The new system is designed to provide assurances that IT control is efficient, effective and complete.

We have been taking an integrated approach to remediate the remaining internal control deficiencies of the FUSA. These actions are subject to continued review supported by confirmation and testing by the Company’s management.

Other than as disclosed above, there were no changes to our internal control over financial reporting that occurred during the year that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit & Supervisory Board has determined that Mr. Sudo is an “audit committee financial expert” as defined by Item 16.A. of Form 20-F. Mr. Sudo met the independence requirements, as the term is defined under the Nasdaq Global Select Market listing standards. For details regarding Mr. Sudo’s business experiences, see “Item 6.A. Directors and Senior Management.”

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

The chart below sets forth the aggregate fees for professional services rendered by EYSN and other Ernst & Young member firms for the fiscal years ended March 31, 2017 and 2018.

	For the fiscal year ended March 31,
	2017	2018
	(in millions)
Audit Fees (1)	¥316	¥206
Tax Fees (2)	1	－
Total	¥317	¥206

(1)

Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide and include the group audit and statutory audits.

(2)	Tax fees consist of fees billed for transfer pricing related services.

Audit & Supervisory Board Pre-Approval Policies and Procedures

Our Audit & Supervisory Board has adopted policies and procedures for pre-approving all audit and permissible non-audit work performed by our independent registered public accounting firm in accordance with Rule 2-01 (c)(7)(i)(B) under Regulation S-X. Under those policies and procedures, our Audit & Supervisory Board must pre-approve individual audit and non-audit services to be provided to us by our independent registered accounting firm and its affiliates. Those policies and procedures also describe prohibited non-audit services that may never be provided by an independent registered public accounting firm.

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2018 were pre-approved by our Audit & Supervisory Board pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c) (7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 5605(c) of the NASDAQ Listing Rules, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with Boards of Statutory Auditors meeting certain requirements. For a NASDAQ-listed Japanese company with an Audit & Supervisory Board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•

The Audit & Supervisory Board must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with statutory auditors;

•	Japanese law must and does require the Audit & Supervisory Board to be separate from the Board of Directors;

•	None of the members of the Audit & Supervisory Board may be elected by management, and none of the listed company’s executive officers may be a member of the Audit & Supervisory Board;

•	Japanese law must and does set forth standards for the independence of the members of the Audit & Supervisory Board from the listed company or its management; and

•

The Audit & Supervisory Board, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

To the extent permitted by Japanese law:

•

The Audit & Supervisory Board must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	The Audit & Supervisory Board must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

The listed company must provide for appropriate funding, as determined by its Audit & Supervisory Board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the Audit & Supervisory Board, and (iii) ordinary administrative expenses of the Audit & Supervisory Board that are necessary or appropriate in carrying out its duties.

In our assessment, our Audit & Supervisory Board, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Ernst & Young ShinNihon LLC (“EYSN”) appointment as independent registered public accounting firm for FRONTEO, Inc. and Subsidiaries (the “Company”) ended effective July 31, 2018, as agreed between the Registrant and EYSN. The Company’s Audit & Supervisory Board held a meeting on July 17, 2018 and approved the appointment of BDO Sanyu & Co. (“BDO”) as a temporary auditor based on Article 346, Paragraphs 4 and 6 of the Companies Act. EYSN’s reports on the Company’s financial statements for the fiscal years ended March 31, 2018 and March 31, 2017 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2018 and March 31, 2017, (i) there were no disagreements with EYSN on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EYSN, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such years, and (ii) there were no “reportable events” of the kind described in paragraph.(a)(1)(v) of Item 304 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

On July 17, 2018, the Company, by action of its Audit & Supervisory Board engaged BDO as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending March 31, 2019 and interim period beginning April 1, 2018. During the Company’s fiscal years ended March 31, 2018 and March 31, 2017, the Company has not consulted BDO on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Company has requested EYSN to furnish it with a letter addressed to the Securities and Exchange Commission stating whether EYSN agrees with the statements contained above. A copy of the letter from EYSN, dated July 31, 2018 to the Securities and Exchange Commission is filed as an exhibit hereto.

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

Nasdaq Listing Rule 5605(b), Rule 5605(d) and Rule 5605(e) require that (i) a majority of our Board of Directors be independent directors as defined in Rule 5605(a)(2), (ii) independent directors have regularly scheduled meetings at which only they are present, (iii) compensation of the chief executive officer and other executive officers be determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or by a compensation committee comprised solely of independent directors, and (iv) director nominees be selected, or recommended for selection by our Board of Directors, either by a majority of the independent directors or by a nominations committee comprised solely of independent directors, in accordance with the nominations process set forth in a formal written charter or board resolution. For large Japanese companies under the Companies Act of Japan, including us, there is no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to our Audit & Supervisory Board, who are separate and independent from the company’s management. Fifty percent or more of our statutory auditors are required to be “outside” statutory auditors who must meet additional independence requirements under the Companies Act of Japan. An “outside” statutory auditor is defined in the Companies Act of Japan as a company auditor who had not served as a director, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment.

Nasdaq Listing Rule 5605(c) requires that (i) each issuer have adopted a formal written audit committee charter meeting the requirements of Rule 5605(c)(1) and (ii) the issuer have an audit committee of at least three members who are independent as defined under Rule 5605(a)(2), meet the independence criteria set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934 and satisfy certain other criteria. We employ an Audit & Supervisory Board as described above.  With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, we rely on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of company auditors meeting certain criteria.

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

ITEM 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

ITEM 19.      EXHIBITS

Index to Exhibits

1.1	*	Articles of Incorporation of the Registrant (English translation), dated July 1, 2016.

2.1

Specimen certificate evidencing American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 11, 2013).

2.2

Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 11, 2013).

2.3		Form of Underwriters’ Warrant Agreement (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 11, 2013).

4.1

Basic Distribution Agreement, dated as of December 26, 2005, between UBIC, Inc. and Focus Systems (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.2

Fifth Stock Option Agreement, dated as of April 28, 2011 (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.3		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.4		Seventh Stock Option Agreement, dated as of May 31, 2013 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013).

4.5		Ninth Stock Option Agreement, dated as of May 22, 2014 (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014).

4.6		Eleventh Stock Option Agreement, dated as of May 28, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015).

4.7	Twelfth Stock Option Agreement, dated as of August 1, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.8	Thirteenth Stock Option Agreement, dated as of June 22, 2016 (incorporated by reference to Exhibit 4.8 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.9	Fourteenth Stock Option Agreement, dated as of August 26, 2016 (incorporated by reference to Exhibit 4.9 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.10	Fifteenth Stock Option Agreement, dated as of December 23, 2016 (incorporated by reference to Exhibit 4.10 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.11	Sixteenth Stock Option Agreement, dated as of April 21, 2017 (incorporated by reference to Exhibit 4.11 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.12	Seventeenth Stock Option Agreement, dated as of July 7, 2017 (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.13	Eighteenth Stock Option Agreement, dated as of Jun 23, 2017 (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.14	Nineteenth Stock Option Agreement, dated as of July 21, 2017 (incorporated by reference to Exhibit 4.14 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.15

Basic Agreement on Bank Transaction, dated as of November 15, 2005, between UBIC Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.16

Basic Agreement on Mutual Payment, dated as of May 27, 2008, between UBIC Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.17

Deed of Bank Loan Agreement, dated as of May 30, 2008, between UBIC Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.18

Deed of Bank Loan Agreement, dated as of November 30, 2009, between UBIC Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.19

Basic Agreement on Bank Transaction, dated as of December 17, 2008, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.20

Amendment Letter to the Basic Agreement on Bank Transaction, dated as of November 30, 2011, between UBIC Inc. and the Bank of Yokohama, Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.21

Basic Agreement on Bank Transaction, dated as of March 31, 2005, between UBIC Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 10.13 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.22

Syndicated Term Loan Agreement, dated as of September 27, 2011, among UBIC Inc., the Bank of Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.23

Syndicated Revolving Line of Credit Facility Agreement, dated December 28, 2012, among UBIC, Inc. and Bank of Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on April 3, 2013).

4.24

Extension of Syndicated Revolving Line of Credit Facility Agreement, dated as of December 12, 2013, among UBIC, Inc. and Bank of Mitsubishi UFJ, Bank of Yokohama, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, and Resona Bank, Ltd. (incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014).

4.25

Loan Agreement, dated October 15, 2013, by and between UBIC, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014).

4.26

Stock Purchase Agreement, dated as of August 28, 2014, by and among UBIC, Inc., TechLaw Holdings, Inc. and TechLaw Solutions, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 28, 2014) .

4.27

Loan Agreement, dated February 5, 2015, by and between UBIC, Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.20 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015).

4.28

Loan Agreement, dated February 2, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.21 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015).

4.29

Stock Purchase Agreement, dated as of July 31, 2015, by and among UBIC, EVD and Andatha International, Inc., a California Corporation, Evolve Discovery PA, LLC, a California limited liability company, Evolve Discovery LA, LLC, a California limited liability company, Evolve Discovery Portland, LLC, an Oregon limited liability company, and Evolve Discovery Seattle, LLC, a Washington limited liability company. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 3, 2015).

4.30

Bridge Loan Agreement, dated as of July 28, 2015, by and between UBIC, Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.24 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.31

Bridge Loan Agreement, dated as of July 27, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.25 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.32

Bridge Loan Agreement, dated as of October 26, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.26 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.33

Bridge Loan Agreement, dated as of November 20, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.27 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.34

Pledge Agreement dated as of December 24, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.28 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.35

Loan Agreement, dated November 30, 2015, by and between UBIC, Inc. and the Bank of Mitsubishi UFJ, Ltd. (incorporated by reference to Exhibit 4.29 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.36

Loan Agreement, dated November 30, 2015, by and between UBIC, Inc. and Sumitomo Mitsui Banking Corporation (incorporated by reference to Exhibit 4.30 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.37

Syndicated Term Loan Agreement, dated as of July 26, 2016, among FRONTEO Inc., the Bank of Mitsubishi UFJ, Ltd, the Bank of Yokohama, Ltd, Sumitomo Mitsui Banking Corporation and Resona Bank, Ltd (incorporated by reference to Exhibit 4.31 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.38	*	Investment Agreement, dated November 14, 2016, by and between FRONTEO, Inc. and Whiz Partners, Inc.

4.39	*	Twentieth Stock Option Agreement, dated as of December 25, 2017.

4.40	*	Twenty-first Stock Option Agreement, dated as of March 26, 2018.

4.41	*	Twenty-second Stock Option Agreement, dated as of June 26, 2018.

4.42	*	Syndicated short-term Revolving Line of Credit Facility Agreement, dated January 17, 2018, among FRONTEO, Inc. and Bank of MUFJ, Bank of Yokohama, Ltd., Chiba Bank, and Resona Bank, Ltd.

8.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016) .

11.1	*

Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation), dated February 26, 2015.

12.1	*	Certification of the Registrant’s Chief Executive Officer and Chairman of the Board pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	*	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	*	Certifications of the Registrant’s Chief Executive Officer and Chairman of the Board, and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	*	Consent of Ernst & Young ShinNihon LLC (incorporated by reference to Exhibit 16.

16	*	Letter of Ernst & Young ShinNihon LLC to the Commission pursuant to Item 16F of Form 20-F.

101.INS	*	Instance Document.

101.SCH	*	Schema Document.

101.CAL	*	Calculation Linkbase Document.

101.DEF	*	Definition Linkbase Document.

101.LAB	*	Label Linkbase Document.

101.PRE	*	Presentation Linkbase Document.

*     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2018

FRONTEO, INC.
By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of FRONTEO, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FRONTEO, Inc. and subsidiaries (the Company) as of March 31, 2017 and 2018, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young ShinNihon LLC

We have served as the Company’s auditor since 2012.

Tokyo, Japan

July 31, 2018

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2017 and 2018

	Thousands of Yen
	2017	2018
ASSETS
Current Assets:
Cash and cash equivalents	¥4,533,182	¥5,127,346
Current portion of investments	1,104	1,098
Trade accounts receivable, net of allowance for doubtful accounts of ¥165,635 thousand and ¥ 81,065 thousand as of March 31, 2017 and 2018	3,150,875	2,549,128
Inventories	73,470	40,739
Prepaid expenses	403,111	248,361
Deferred tax assets	657,541	―
Other current assets	268,805	121,229
Total Current Assets	9,088,088	8,087,901

Property and equipment—net	1,177,255	755,882
Capitalized computer software costs—net	963,241	802,935
Goodwill	2,038,710	2,010,554
Customer relationship–net	1,913,459	1,671,595
Other intangible assets—net	135,138	94,150
Investments in securities	500,415	848,715
Investments	224,380	212,480
Rental deposits	140,642	124,074
Deferred tax assets	4,253	―
Other assets	60,027	59,420

TOTAL ASSETS	¥16,245,608	¥14,667,706

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2017 and 2018

	Thousands of Yen
	2017	2018
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥708,581	¥418,630
Short-term bank borrowing	1,000,000	1,500,000
Current portion of long-term debt	808,229	977,270
Accrued income taxes	150,261	230,618
Retirement and severance benefits	8,468	8,012
Accrued expenses	872,801	754,715
Other current liabilities	291,749	388,115
Total Current Liabilities	3,840,089	4,277,360

Noncurrent Liabilities:
Long-term debt	5,937,293	5,107,395
Retirement and severance benefits	46,061	57,919
Deferred tax liabilities	726,161	106,253
Derivative liabilities	214,611	271,473
Other liabilities	477,033	358,791
Total Noncurrent Liabilities	7,401,159	5,901,831

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 72,000,000 shares; Issued and outstanding, 37,921,862 shares and 38,029,862 shares at March 31, 2017 and 2018, respectively	2,790,402	2,816,126
Additional paid-in capital	2,370,849	2,482,021
Accumulated deficit	(106,730)	(801,392)
Accumulated other comprehensive loss	(82,479)	(47,678)
Treasury stock, at cost—630 shares at March 31, 2016 and 2017	(26)	(26)
Total FRONTEO, Inc. shareholders’ equity	4,972,016	4,449,051

NONCONTROLLING INTERESTS	32,344	39,464

Total Equity	5,004,360	4,488,515

TOTAL LIABILITIES AND EQUITY	¥16,245,608	¥14,667,706

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Fiscal Years Ended March 31, 2016, 2017 and 2018

	Thousands of Yen
	2016	2017	2018
Revenue	¥10,529,287	¥11,208,041	¥12,128,568
Operating revenue from reimbursed direct costs	26,949	12,734	15,675
Total revenue	10,556,236	11,220,775	12,144,243

Cost of revenue	5,746,069	6,904,980	6,980,578
Reimbursed direct costs	26,949	12,734	15,675
Selling, general and administrative expenses	4,853,497	5,481,912	4,945,915
Restructuring charge	―	―	781,372
Total operating expense	10,626,515	12,399,626	12,723,540

Operating loss	(70,279)	(1,178,851)	(579,297)

Interest income	1,672	3,634	2,658
Interest expense	(54,793)	(125,743)	(94,516)
Gain (loss) on derivatives	(258,205)	43,594	(56,861)
Foreign currency exchange gains (losses)	161,680	(13,751)	(137,065)
Dividend income	11,250	14,400	11,250
Other—net	(20,075)	(60,255)	67,929

Loss before income taxes	(228,750)	(1,316,972)	(785,902)

Income tax expense (benefit)	183,125	(458,109)	(101,857)

Net Loss	(411,875)	(858,863)	(684,045)

Less: Net income attributable to noncontrolling interests	5,757	6,224	10,617

Net loss attributable to FRONTEO, Inc. shareholders	¥(417,632)	¥(865,087)	¥(694,662)

	Yen
	2016	2017	2018
Net loss attributable to FRONTEO, Inc. shareholders per share:
Basic	¥(11.7)	¥(23.8)	¥(18.3)
Diluted	(11.7)	(23.8)	(18.3)
Cash dividends declared per common share	3.0	―	―

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the Fiscal Years Ended March 31, 2016, 2017 and 2018

	Thousands of Yen
	2016	2017	2018
Net Loss	¥(411,875)	¥(858,863)	¥(684,045)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(449,944)	(51,994)	(204,270)
Unrealized holding gains (loss) on securities:
Amount arising during the period	78,215	(15,759)	241,650
Adjustments related to retirement and severance benefits:
Amount arising during the period	(17,495)	13,759	(2,579)

Total other comprehensive income (loss)	(389,224)	(53,994)	34,801

Total comprehensive loss	(801,099)	(912,857)	(649,244)

Less: Comprehensive income attributable to noncontrolling interests	5,757	6,224	10,617

Total comprehensive loss attributable to FRONTEO, Inc. shareholders	¥(806,856)	¥(919,081)	¥(659,861)

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Equity

For the Fiscal Years Ended March 31, 2016, 2017 and 2018

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income	Stock	Interests	Equity
Balance at March 31, 2015	35,491,360	¥1,997,214	¥1,487,429	¥1,389,551	¥360,739	¥(26)	¥13,444	¥5,248,351

Comprehensive income (loss):
Net income (loss)				(417,632)			5,757	(411,875)
Other comprehensive income, net of tax					(389,224)			(389,224)
Share-based compensation			78,411					78,411
Exercise of stock options	260,000	17,498	3,699					21,197
Dividends paid				(106,472)				(106,472)
Other				163			(3)	160

Balance at March 31, 2016	35,751,360	¥2,014,712	¥1,569,539	¥865,610	¥(28,485)	¥(26)	¥19,198	¥4,440,548

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Earnings	Income(Loss)	Stock	Interests	Equity
Balance at March 31, 2016	35,751,360	¥2,014,712	¥1,569,539	¥865,610	¥(28,485)	¥(26)	¥19,198	¥4,440,548

Comprehensive income (loss):
Net income (loss)				(865,087)			6,224	(858,863)
Other comprehensive loss, net of tax					(53,994)			(53,994)
Conversion of convertible notes	1,537,502	625,000	719,715					1,344,715
Share-based compensation			53,032					53,032
Exercise of stock options	633,000	150,690	33,685					184,375
Dividends paid				(107,253)				(107,253)
Other			(5,122)				6,922	1,800

Balance at March 31, 2017	37,921,862	¥2,790,402	¥2,370,849	¥(106,730)	¥(82,479)	¥(26)	¥32,344	¥5,004,360

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
					Accumulated
	Shares of		Additional		Other		Non-
	Common Stock	Common	Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Deficit	Loss	Stock	Interests	Equity
Balance at March 31, 2017	37,921,862	¥2,790,402	¥2,370,849	¥(106,730)	¥(82,479)	¥(26)	¥32,344	¥5,004,360

Comprehensive income (loss):
Net income (loss)				(694,662)			10,617	(684,045)
Other comprehensive income, net of tax					34,801			34,801
Share-based compensation			73,846					73,846
Exercise of stock options	108,000	25,724	5,288					31,012
Paid stock options			31,542					31,542
Other			496				(3,497)	(3,001)

Balance at March 31, 2018	38,029,862	¥2,816,126	¥2,482,021	¥(801,392)	¥(47,678)	¥(26)	¥39,464	¥4,488,515

See notes to the consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Fiscal Years Ended March 31, 2016, 2017 and 2018

	Thousands of Yen
	2016	2017	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	¥(411,875)	¥(858,863)	¥(684,045)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	895,825	1,048,627	1,016,974
Adjustment to earn-out liabilities	198,658	—	—
Share-based compensation expense	78,411	53,032	73,846
Impairment of property and equipment	5,144	—	73,161
Deferred income tax benefit	(30,190)	(498,899)	(145,487)
Foreign currency exchange (gains) losses	156,395	(214,400)	240,715
Interest expense	54,793	125,743	94,516
Changes in operating assets and liabilities, net of effects from acquisitions:
Decrease (increase) in trade accounts receivable	(386,852)	(293,771)	576,566
Decrease (increase) in inventories	(1,832)	(64,436)	32,724
Decrease (increase) in prepaid expenses	(128,602)	(32,929)	158,471
Decrease (increase) in other current assets	(159,205)	15,392	106,829
Decrease (increase) in rental deposits	(1,035)	775	6,613
Increase (decrease) in trade accounts payable	340,926	8,260	(118,966)
Increase (decrease) in accrued income taxes	(256,967)	8,913	137,694
Increase (decrease) in accrued expense and other current liabilities	302,828	(75,451)	23,911
Increase (decrease) in other liabilities	23,113	391,185	(211,035)
Other—net	(63,295)	(3,972)	120,364
Net cash provided by (used in) operating activities	616,240	(390,794)	1,502,851

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(3,433,114)	(230,341)	—
Purchase of investment	(225,360)	—	—
Proceeds from sales of investment	2,982	—	—
Proceeds from sales of available-for-sale securities	—	100,000	—
Purchase of property and equipment	(673,724)	(328,436)	(211,054)
Payment for capitalized computer software costs	(382,049)	(486,185)	(348,687)
Other—net	844	(8,115)	(58,616)
Net cash used in investing activities	(4,710,421)	(953,077)	(618,357)

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Fiscal Years Ended March 31, 2016, 2017 and 2018

	Thousands of Yen
	2016	2017	2018
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	3,800,000	4,370,000	3,100,000
Repayment of short-term debt	(3,784,000)	(3,422,000)	(2,600,000)
Proceeds from long-term bank borrowings	3,761,546	1,855,897	200,000
Repayment of long-term bank borrowings	(454,592)	(750,641)	(826,084)
Proceeds from issuance of common stock, including stock options exercised	21,197	184,375	31,012
Proceeds from issuance of convertible notes	—	2,500,000	—
Proceeds from paid stock option	—	—	31,542
Payments of contingent and accrued consideration	—	(497,459)	(97,463)
Dividends paid	(106,472)	(107,253)	—
Other—net	(24,763)	(66,447)	(76,061)
Net cash provided by (used in) financing activities	3,212,916	4,066,472	(237,054)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(41,036)	14,621	(53,276)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(922,301)	2,737,222	594,164

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,718,261	1,795,960	4,533,182

CASH AND CASH EQUIVALENTS, END OF YEAR	¥1,795,960	¥4,533,182	¥5,127,346

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥52,040	¥22,833	¥42,820
Income taxes paid–net of refunds (refund of income taxes)	515,669	(10,845)	(94,063)

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible notes to equity	¥—	¥1,344,715	¥—
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	138,521	121,567	73,931
Capital lease obligation	—	113,847	53,522

See notes to the consolidated financial statements.

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FRONTEO, Inc. (“FRONTEO”) is a Japanese corporation established on August 8, 2003 under the name of UBIC, Inc. (“UBIC”), whose principal office is located in Tokyo. On July 1, 2016, UBIC changed its name to FRONTEO, Inc. FRONTEO and its subsidiaries (collectively, the “Company”) provide solutions, for corporate litigation strategy and crisis management by employing advanced technologies. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company’s customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive service and deep subject-matter expertise. The Company is expanding its business operations by applying AI-based proprietary technology to new fields such as intellectual property, marketing, digital communications and healthcare.

Basis of Financial Statements — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation (i.e., Japan), certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to goodwill, depreciation of property and equipment, share-based compensation, valuation of deferred tax assets, appropriation of accumulated deficit, stock issuance cost and fair value measurements of certain derivatives.

Reclassifications—Certain reclassifications have been made to prior periods to conform to the current year presentation. These reclassifications had no impact on net income or shareholder’s equity for any period.

Principles of Consolidation — The consolidated financial statements include the accounts of FRONTEO and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of valuation of investments, valuation of deferred tax assets, determination of fair values of stock options, fair value measurement of assets acquired and liabilities assumed in a business combination, impairment of goodwill, useful lives of fixed assets and intangible assets with finite useful lives and evaluation of those assets, and the allowance for doubtful accounts. Actual results could differ from those estimates.

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

Foreign Currency Translation — The assets and liabilities of foreign subsidiaries with functional currencies other than the Japanese yen are translated into Japanese yen at the rate of exchange at the balance sheet date. Income and expense accounts are translated at the average rates of exchange for the respective reporting period. The resulting translation adjustments are included in other comprehensive income (loss).

Cash Equivalents — The Company defines cash equivalents as all highly liquid investments with insignificant risk of changes in value which have original maturities of three months or less at the time of purchase.

Investments — Investments consist of time deposits with an original maturity of more than three months.

Allowance for Doubtful Accounts — An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon an evaluation of potential losses in outstanding receivables.

Inventories — Inventories are stated at the lower of cost or net realizable value. Cost is principally determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. The Company routinely reviews its inventories for their salability and for indications of obsolescence to determine if inventories should be written down to market value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of its inventories, the Company considers the age of the inventories and the likelihood of spoilage or changes in market demand for its inventories

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization of property and equipment, including assets under capital lease, are computed using the straight-line method based on either the estimated useful lives of the assets or the lease period, whichever is shorter. The useful lives for depreciation and amortization by major asset classes are as follows:

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

Goodwill and Intangible Assets — Goodwill is not amortized but is tested at least annually for impairment, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are the Company’s operating segments or one level below the operating segments. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. The annual measurement date for goodwill impairment testing is

January 1. During the year ended March 31, 2018, the Company performed a quantitative assessment of goodwill and confirmed that the fair value of each reporting unit exceeded their carrying amount, including  goodwill assessment impairment immediately after the Company changed its operating segments which occurred subsequent to the annual impairment testing.

Intangible assets with finite useful lives are amortized using the straight-line method over the estimated useful life.

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

Retirement and Severance Benefits — The Company has defined benefit severance indemnity plans. The projected benefit obligation at March 31, the measurement date, is recognized in the consolidated balance sheet. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

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

Convertible Bonds—The Company accounts for convertible bonds according to their stated redemption value net of discount. The Company classifies the convertible bonds as a liability on the consolidated balance sheets. The Company allocates proceeds equal to the intrinsic value of the beneficial conversion features contained in the bonds which are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. There are no other embedded features which are required to be bifurcated and accounted for separately from the bonds. Discounts on convertible bonds are amortized as interest expense over the redemption period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments, such as cross currency interest rate swaps and interest rate swap contracts, in the consolidated balance sheets as either assets or liabilities measured at fair value regardless of the purpose or intent for their use.

The Company does not designate derivative financial instruments as hedging instruments nor apply hedge accounting. Accordingly, changes in fair values of derivative financial instruments are recognized in earnings immediately.

Revenue Recognition — The Company has agreements with customers pursuant to which we perform various services. A majority of the Company’s revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Such services include data collection, data processing, data hosting, data review, and document production services. The fees that the Company earns and bills for these services vary primarily based on the hours of service provided, the volume of documents reviewed or produced, and the amount of data processed or stored. The scope and volume of services to be performed can change depending on customers’ requests, which are made on an optional and “as needed” basis, and customers may choose not to request additional services or may obtain similar services from other service providers.

The Company recognizes revenue for eDiscovery and forensic services based on the agreed-upon prices, primarily per hour or per gigabyte, and volume of services performed during the period. For these contractual arrangements, the Company has identified each deliverable service element. Based on management’s evaluation of each element, it was determined that each element delivered has standalone value because the Company or other vendors sell such services separately from any other services/deliverables. Accordingly, each of the service elements in the multiple element case qualifies as a separate unit of accounting. The Company uses the best estimate of sales price based on the price it charges when it sells an element on a standalone basis, which is generally consistent with the stated prices in the arrangements and allocates revenue to the various units of accounting in the arrangements based on the stated prices.

The Company also enters into multiple-element arrangements for software sales which includes undelivered elements that are not essential to the functionality of the delivered software and such undelivered elements only consist of post contract support. The Company accounts for them in accordance with ASC 985-605, “Software-Revenue Recognition.” The Company has not been able to establish vendor-specific objective evidence (“VSOE”) of fair value to allocate the fee to the separate elements and thus recognizes the entire arrangement fee on a straight-line basis over the contract period.

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

Income Taxes — Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credits are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations.

Net Loss Per Share Attributable to FRONTEO, Inc. Shareholders — Basic net loss per share attributable to FRONTEO, Inc. shareholders is computed using the weighted-average number of shares of common stock outstanding during each year.

Other Comprehensive Income (Loss) — Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiaries, unrealized holding gains or losses on available-for-sale securities and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. (“ASU”) 2015-17 for balance sheet classification of deferred taxes. The guidance requires entities to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. This guidance was effective for the Company as of April 1, 2017. The Company adopted this guidance on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09 “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” for employee share-based payment accounting. The guidance requires entities to recognize all income tax effects of awards in the statement of operations when the awards vest or are settled. It also will allow an employer to repurchase more of an employee's shares than it currently can for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. This guidance was effective for the Company as of April 1, 2017. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which applies to inventory that is measured using the first-in, first-out method or average cost methods. Under the updated guidance, an entity should measure inventory within the scope of the guidance at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using the last-in, first-out method. This guidance was effective for the Company as of April 1, 2017. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (ASC Topic 606).” This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about:

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

The effective date of this ASU was revised to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, by ASU 2015-14  “Revenue from Contracts with Customers: Deferral of the Effective Date,”  which was issued in August 2015.

In December 2016, the FASB issued ASU 2016-20  “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” which amends guidance in the new standard on disclosure of performance obligations, provisions for losses on certain types of contracts, scoping, and other areas. These standard updates have the same effective date as the original standard.

The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of adopting the guidance being recognized at the date of initial application (modified retrospective method). The Company has determined to use the modified retrospective method. The Company has begun its process for implementing this guidance, including performing a preliminary review of revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. As described in “Risk Factors” and “Controls and Procedures” our readiness to effectively control and execute the required adoption of new accounting standard has been impacted by our inability to remediate revenue accounting controls. As a result, we are unable to reasonably estimate the impact of the new standard. The Company will continue to assess the overall impact the adoption will have on the consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01  “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” for the classification and measurement of financial instruments. The guidance requires entities to carry all investments in equity securities at fair value through net income, except for investments that qualify for the equity method of accounting or those that result in consolidation of the investee or for which the entity has elected the practicability exception to fair value measurement. In addition, for investments whose fair value are measured with the practicability exception, the guidance requires entities to qualitatively consider indicators which were added by the guidance to determine whether the investment is impaired and eliminated the requirement in the current U.S. GAAP to assess whether an impairment of such an investment is other than temporary. Furthermore, the guidance establishes an incremental recognition and disclosure requirement related to the presentation of fair value changes of financial liabilities for which the fair value option has been elected. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In February 2016, the FASB issued ASU 2016-02  “Leases (Topic 842)” for lease accounting. The guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than twelve months and provides that recognition, presentation and measurement in the financial statements depend on its classification as a finance or operating lease. In addition, the guidance requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance will be effective for the Company as of April 1, 2019. The Company is currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU 2016-08  “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),”  to amend the new revenue recognition standard on assessing whether an entity is a principal or agent in a revenue transaction. This amendment will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In April 2016, the FASB issued ASU 2016-10,  “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” to amend certain aspects of the new revenue recognition standard, including amending the guidance on identifying performance obligations and the implementation guidance on licensing. The amendments clarify how an entity should evaluate the nature of its promise in granting a license of IP, which will determine whether the entity recognizes revenue over time or at a point in time. In addition, the amendments clarify how entities will determine whether promised goods or services are separately identifiable, which is an important step in determining whether goods and services should be accounted for as separate performance obligations. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In May 2016, the FASB issued ASU 2016-12  “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” to amend the new revenue recognition standard to reduce the potential for diversity in practice upon the initial application and the cost and complexity of applying the new revenue recognition standard both upon transition and on an ongoing basis. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU 2016-15  “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In January 2017, the FASB issued ASU 2017-04 “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” related to the two-step goodwill impairment test. The amendments remove the second step of the test and allow the application of a one-step quantitative test to record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This guidance will be effective for the Company as of April 1, 2020. The Company is currently evaluating the impact of adopting this guidance.

In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” to amend the requirements related to the income statement presentation of the components of net periodic benefit cost for sponsored defined benefit pension and other postretirement plans. This guidance will be effective for the Company as of April 1, 2018. The Company is currently evaluating the impact of adopting this guidance.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” to amend existing guidance to simplify the application of the hedge accounting in certain situations and enable an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance will be effective for the Company as of April 1, 2019. The Company is currently evaluating the impact of adopting this guidance.

In February 2018, the FASB issued ASU 2018-02 “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated other Comprehensive Income,” to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017. This guidance will be effective for the Company as of April 1, 2019. The Company is currently evaluating the impact of adopting this guidance.

2.BUSINESS COMBINATION

There were no business acquisitions during the year ended March 31, 2018.

EvD, Inc.

On July 31, 2015, the Company acquired all of the outstanding shares of EvD, Inc. (“EvD”, which conducts business as “Evolve Discovery”), pursuant to the terms of a stock purchase agreement (the “Agreement”), by and among UBIC, EvD and Andatha International, Inc. (“Andatha”), Evolve Discovery PA, LLC, (“EvD PA”), Evolve Discovery LA, LLC, (“EvD LA”), Evolve Discovery Portland, LLC, (“EvD PDX”), Evolve Discovery Seattle, LLC, (“EvD SEA”, and together with Andatha, EvD PA, EvD LA, and EvD PDX, the “Sellers”). EvD is an e-Discovery corporation, founded in 1997 that provides electronic discovery services, litigation consulting and project management to corporations and law firms.  This business combination was accounted for using the acquisition method. The Company has completed its initial measurements of the fair values of the assets acquired, including customer relationships, and liabilities assumed as of the acquisition date.

Under the terms of the Agreement, the Company acquired the shares for an aggregate cash consideration of ¥4,381,175 thousand, including the acquisition date fair value of the earn-out payment of ¥135,948 thousand, which the sellers were entitled to receive subject to the achievement of certain EBITDA targets of Evolve Discovery during the 2015 calendar year. In July 2016, the Company and the sellers reached an agreement on the final earn-out amount, and the payment in cash of ¥334,837 thousand was made to the sellers. The change in the earn-out liability from the acquisition date was included in selling, general and administrative expenses in the consolidated statement of operations for the year ended March 31, 2016. The liability related to the earn-out payment was recorded in accrued expenses in the consolidated balance sheet as of March 31, 2016 and paid in the year ended March 31, 2017. The Company also settled a promissory note of ¥361,511 thousand due in July 2016 and made other payments to the seller totaling ¥132,084.

The acquisition of TLS in the prior fiscal year and TLS’s promotion of the Company’s services have resulted in an extension of the Company’s market in the East Coast region of the U.S. The combination of the acquisitions of TLS and EvD, based in the West Coast region of the U.S., will increase the Company’s presence all over the U.S., and “Lit i View ®  ” will be able to reach a broader base of customers more quickly.  The Company has determined that the best approach to increase the Company’s market share in eDiscovery services in the U.S., where there is a trend of industry consolidation, was to acquire all of the outstanding shares of EvD. Goodwill is primarily attributable to the synergies expected to arise from this acquisition.

The Company allocated the fair value of the purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of the purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill.

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

Essential Discovery, Inc.

On November 4, 2016, the Company acquired the business of Essential Discovery, Inc. (“EDI”), which conducts e-Discovery business, particularly review services to AM Law 100 law firms and Fortune Global 250 companies in San Francisco, New York and Las Vegas. The Company acquired 100 percent of EDI’s member interests for cash consideration, and in addition to the cash consideration, the Company will pay an earn-out based on calendar year 2017 sales. This business combination was accounted for using the acquisition method.

The acquisition date fair value of the earn-out payment was ¥53,467 thousand, which the sellers are entitled to receive subject to the achievement of certain sales targets to former clients of the seller during the 2017 calendar year. The actual earn-out payment was ¥21,980 thousand based on the achievement of sales in the 2017 calendar year and was paid in April 2018. The change in fair value of the earn-out payment was recorded in the consolidated statements of operations for the year ended March 31, 2018.

The acquisition of EDI allows the Company to expand its presence by reaching a broader base of customers across the U.S. including AM Law 100 firms and Fortune Global 250 companies, leveraging the Company’s review teams, which are highly skilled and experienced attorneys. The Company determined that the best approach to increase the Company’s market share in eDiscovery services in the U.S., where there is a trend of industry consolidation, was to acquire the business of EDI. Goodwill is primarily attributable to the synergies expected to arise from this acquisition.

The Company allocated the fair value of the purchase consideration to assets acquired and liabilities assumed based on their fair value. The Company engaged an independent third-party appraisal firm to assist in determining the fair values of assets acquired and liabilities assumed. The excess of the fair value of the purchase consideration over the fair values of these identifiable assets and liabilities is recognized as goodwill. The goodwill is deductible for income tax purpose.

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

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

3. INVENTORIES

The components of inventories as of March 31, 2017 and 2018, consist of the following:

	Thousands of Yen
	2017	2018

Merchandise	¥69,397	¥37,314
Supplies	4,073	3,425
Total	73,470	40,739

4.INVESTMENTS IN SECURITIES

Available-for-sale securities

Information regarding securities classified as available-for-sale securities as of March 31, 2017 and 2018, is as follows:

	Thousands of Yen
		Gross	Gross
		unrealized	unrealized
March 31, 2017	Cost	gain	loss	Fair value
Available-for-sale securities:
Equity securities	¥107,550	¥392,850	¥—	¥500,400

March 31, 2018
Available-for-sale securities:
Equity securities	¥107,550	¥741,150	¥—	¥848,700

Proceeds from the sale of available‑for‑sale securities were ¥100,000 thousand for the year ended March 31, 2017. Gross realized loss of ¥2,441 thousand was included in “Other income (expenses)  ” for the year ended March 31, 2017. There were no sales of available-for-sale-securities for the year ended March 31, 2018.

5.ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the fiscal years ended March 31, 2016, 2017 and 2018, is as follows:

	Thousands of Yen
	2016	2017	2018
Balance at beginning of year	¥25,374	¥75,269	¥165,635
Provision for doubtful accounts (reversal)	59,358	89,474	(74,803)
Translation adjustment	(9,463)	892	(9,767)
Balance at end of year	¥75,269	¥165,635	¥81,065

6.PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2017 and 2018, consist of the following:

	Thousands of Yen
	2017	2018
Leasehold improvements	¥710,576	¥299,614
Furniture and fixtures	140,952	133,375
Computers	1,257,079	1,254,982
Assets held under capital lease, principally office equipment	131,318	253,905
Motor vehicles and transport equipment	11,223	9,653
Other	4,029	―
Total	2,255,177	1,951,529
Accumulated depreciation	(1,077,922)	(1,195,647)
Property and equipment —net	¥1,177,255	¥755,882

During the year ended March 31, 2018, the Company recorded impairment charges on leasehold improvements of ¥341,578 thousand.

For the fiscal years ended March 31, 2016, 2017 and 2018, the Company recognized depreciation expenses of ¥341,018 thousand, ¥351,834 thousand and ¥352,318 thousand, respectively.

The Company recognized an impairment loss on certain long-lived assets of ¥5,144 thousand for the fiscal year ended March 31, 2016, which is included in “Selling, general and administrative expenses.” The impairment loss on long-lived assets for the fiscal year ended March 31, 2016 consisted of leasehold improvements and computers, which were owned by a subsidiary in Taiwan. The amount of impairment was determined based on projected future cash flows. The impairment mainly resulted from a delay in the start-up of business in Taiwan.

The Company recognized no impairment loss on long-lived assets for the fiscal year ended March 31, 2017.

The Company recognized an impairment loss of ¥73,161 thousand on certain long-lived assets for the fiscal year ended March 31, 2018, which was included in “Selling, general and administrative expenses.” The impairment loss on long-lived assets for the fiscal year ended March 31, 2018 consisted of software and computers, which were owned by FRONTEO Healthcare, Inc., a subsidiary of FRONTEO. The amount of impairment was determined based on projected future cash flows of the assets. The impairment is recognized because the assets are no longer expected to be used in the future.

7.GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization acquired during the fiscal year ended March 31, 2017, except for capitalized computer software costs, including ¥119,830 thousand recorded from the acquisition of business of EDI, totaled ¥143,974 thousand, which primarily consist of  customer relationships, noncompete agreements and favorable leases of ¥109,632 thousand, ¥1,012 thousand, and ¥9,186 thousand, respectively.

There is no significant intangible assets subject to amortization acquired during the fiscal year ended March 31, 2018.

The components of intangible assets subject to amortization, except for capitalized computer software costs, as of March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017		2018
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Customer relationships	¥2,168,992	¥255,532	¥2,053,959	¥382,364
Trademarks	37,362	24,588	32,250	16,034
Noncompete agreements	47,680	26,069	45,151	39,737
Favorable leases	130,408	68,911	82,435	62,561
Other	83,319	44,064	107,752	55,106
	¥2,467,761	¥419,164	¥2,321,547	¥555,802

There were no intangible assets not subject to amortization at March 31, 2016, 2017 and 2018.

The weighted-average amortization period for intangible assets, except for capitalized computer software costs acquired during the year ended March 31, 2016, was approximately 10 years. The weighted-average amortization period for customer relationships, trademarks, noncompete agreements and favorable leases acquired during the year ended March 31, 2016 were 15 years, 4 years, 3 years and 3 years, respectively.

The weighted-average amortization period for intangible assets, except for capitalized computer software costs acquired during the year ended March 31, 2017, was approximately 14 years. The weighted-average amortization periods for customer relationships, trademarks, noncompete agreements and favorable leases acquired during the year ended March 31, 2017 were 15 years, 10 years, 3 years and 3 years, respectively.

The weighted-average amortization period for intangible assets, except for capitalized computer software costs acquired during the year ended March 31, 2018, was approximately 14 years. The weighted-average amortization period for customer relationships, trademarks, noncompete agreements and favorable leases acquired during the year ended March 31, 2018 were 15 years, 10 years, 3 years and 3 years, respectively.

The amortization expenses for the years ended March 31, 2017 and 2018 were ¥254,176 thousand and 208,836 thousand, respectively. The estimated aggregate amortization expense of intangible assets except for capitalized computer software costs for each of the next five years is as follows:

Year Ending March 31,	Thousands of Yen
2019	¥177,534
2020	152,616
2021	152,430
2022	152,430
2023	155,521

Amendments to the Articles of Incorporation were approved at the 13th General Meeting of Shareholders held on June 29, 2016, and the Company changed its corporate name on July 1, 2016. In association with the amendments, the Company reviewed the useful lives of the old company name-related trademarks held by the Company to reflect the substance of the use of the assets. The original amortization period on the company name-related trademarks was 10 years from the registration date of the company name. In July 2016, the Company amortized the entire book value of the old company name-related trademarks. The balance of the old company name-related trademarks amounted to zero as of March 31, 2017. Additional amortization of ¥35,601 thousand was recorded during the year ended March 31, 2017.

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2017 and 2018, by operating segment.

	Thousands of Yen
	Legal Tech	AI Solutions	Total
Fiscal year ended March 31, 2016
Acquisition	¥2,162,944	¥—	¥2,162,944
Translation adjustments and other	(206,234)	—	(206,234)
Goodwill	2,132,137	—	2,132,137
Accumulated impairment losses	—	—	—
Balance at March 31, 2016	2,132,137	—	2,132,137

Acquisition	127,449	—	127,449
Translation adjustments and other	(220,876)	—	(220,876)
Goodwill	2,038,710	—	2,038,710
Accumulated impairment losses	—	—	—
Balance at March 31, 2017	2,038,710	—	2,038,710

Acquisition	—	—	—
Translation adjustments and other	(28,156)	—	(28,156)
Goodwill	2,010,554	—	2,010,554
Accumulated impairment losses	—	—	—
Balance at March 31, 2018	¥2,010,554	¥—	¥2,010,554

8.LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥131,318 thousand and ¥17,738 thousand, respectively, at March 31, 2017 and ¥253,905 thousand and ¥87,655 thousand, respectively, at March 31, 2018.

Operating Leases — The Company leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under noncancelable operating lease arrangements.

Expenses related to operating leases for the fiscal years ended March 31, 2016, 2017 and 2018, were ¥823,790 thousand, ¥1,047,405 thousand and ¥1,029,672 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2018, the future minimum lease payments under noncancelable operating leases and capital leases are as follows:

	Thousands of Yen
	Operating
Years ending March 31,	Leases	Capital Leases
2019	¥311,388	¥53,465
2020	290,902	50,294
2021	271,840	29,831
2022	263,272	10,096
2023	183,543	162
Total minimum lease payments	¥1,320,945	¥143,848

Less amounts representing interest		5,907
Present value of minimum lease payments		137,941
Less current portion		49,655
Noncurrent portion		¥88,286

9.CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use or to be sold.

The following is a summary of capitalized computer software costs as of March 31, 2017 and 2018:

	Thousands of Yen
	2017	2018
Balance at beginning of year	¥2,257,898	¥2,328,190
Costs capitalized during year	486,185	374,715
Foreign currency translation adjustment	545	(337)
Disposal and other	(416,438)	(40,496)
Balance at end of year	2,328,190	2,662,072
Accumulated amortization, end of year	(1,364,949)	(1,859,137)
Capitalized computer software costs—net	¥963,241	¥802,935

Included in the above are capitalized software costs for projects in progress of ¥67,265 thousand and ¥138,021 thousand at March 31, 2017 and 2018, respectively. For the years ended March 31, 2016, 2017 and 2018, the Company recognized amortization expenses related to capitalized software development costs of ¥374,510 thousand, ¥455,876 thousand and ¥503,985 thousand, respectively.

The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Thousands of
Years ending March 31,	Yen
2019	¥269,672
2020	197,999
2021	123,119
2022	60,277
2023	13,848

10.LONG-TERM DEBT

Short-term debt of ¥1,000,000 thousand and ¥1,500,000 thousand as of March 31, 2017 and 2018 consisted of bank borrowings with a weighted-average interest rate of 0.36% and 0.60%, respectively.

The components of long-term debt as of March 31, 2017 and 2018, are summarized as follows:

	Thousands of Yen
	2017		2018
	Weighted		Weighted
	average		average
	interest	2017	interest	2018
	rate	Balance	rate	Balance
Bank borrowings:
Secured by equity securities, various rates, and various maturities due 2020	0.4%	¥1,810,694	0.4%	¥1,566,021
Unsecured, various rates and various maturities, due 2019 through 2022	0.4%	3,629,079	0.9%	3,171,581
Capital lease obligations, due 2019	0.6%	120,247	3.7%	137,941
Zero coupon convertible bonds, due 2019	―	1,185,502	―	1,209,122
		6,745,522		6,084,665
Less: current portion		808,229		977,270
		¥5,937,293		¥5,107,395

The aggregate annual maturities of long-term debt after March 31, 2018, are as follows:

Years ending
March 31,	Thousands of Yen
2019	¥977,270
2020	2,064,054
2021	2,676,428
2022	270,085
Thereafter	96,828
¥6,084,665

As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

In the fiscal year ended March 31, 2017 and 2018, the Company borrowed ¥1,855,897 thousand and ¥200,000 thousand from two banks and three banks, respectively. The balance of such borrowings as of March 31, 2017 and 2018 was ¥4,336,877 thousand and ¥672,220 thousand, respectively.

Credit Line

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that originally matured on December 27, 2013. The Company renewed the agreement to extend the maturity to December 22, 2017 and repaid the entire balance upon maturity. On January 17, 2018, the Company entered into a new short-term revolving credit facility agreement with another consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand that matured on July 23, 2018, and the Company repaid the entire amount on the maturity date. As of March 31, 2017 and March 31, 2018, the balance of borrowings under this facility was ¥1,000,000 thousand and ¥1,000,000 thousand, respectively.

Under a ¥ 1,000,000 thousand syndicated loan arrangement entered into with a consortium of banks on July 26, 2016, and a ¥300,000 thousand six-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2016, the Company borrowed an aggregate of ¥1,300,000 thousand under the agreements. As of March 31, 2018, the balance of such borrowings was ¥1,136,667 thousand.

The Company entered into a ¥90,000 thousand one-year bank overdraft arrangement with a bank for which the unused balance outstanding as of March 31, 2018 was ¥90,000 thousand.

Convertible Bonds

In December 2016, the Company issued unsecured zero coupon convertible bonds due in November 2019 in the aggregate face amount of ¥2,500,000 thousand. The conversion price is ¥813 per share of common stock and the bonds are convertible into the Company’s common stock at the option of the holder at any time on or after December 1, 2016. The bondholder may require the Company to redeem the bonds on or after December 1, 2016 through November 30, 2017, December 1, 2017 through November 30, 2018 and December 1, 2018 through November 30, 2019 at 100.5%, 101.0% and 101.5% of the face amount, respectively. In addition, the Company has the option to redeem all of the bonds at 110.0% of the face amount. The bonds contain beneficial conversion features and the proceeds equal to the intrinsic value of the features amounted to ¥100,272 thousand, which are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. There are no other embedded features which are required to be bifurcated and accounted for separately from the bonds.

During the year ended March 31, 2017, convertible notes with a face amount of ¥1,250,000 thousand were converted into 1,537,502 shares of common stock of the Company at a conversion price of ¥813 per share. The Company recorded an increase of ¥625,000 thousand in “Common stock” and ¥719,715 thousand, net of issuance costs of ¥5,557 thousand, in “Additional paid-in capital.” Upon conversion, unamortized discounts at conversion date was recorded as interest expense. The carrying amount of the outstanding bonds, with the accretion of discounts, is included in “Long-term debt” in the Company's consolidated balance sheets.

Financial Covenants

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,136,665 thousand under long-term syndicated term loan agreements with consortium of Japanese banks as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2016; ¥5,187,455 thousand on a stand-alone basis and ¥4,657,450 thousand on a stand-alone basis and ¥4,657,450 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,761,114 thousand under long-term loan agreements with a Japanese bank as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP.  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,630,069 thousand under long-term loan agreements with a Japanese bank as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP.  The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2015; ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

In addition, there are restrictive covenants measured annually as of March 31 of each year related to a short-term revolving credit facility agreement of  ¥1,000,000 thousand with a consortium of Japanese banks as of March 31, 2018, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company in accordance with Japanese GAAP. The Company is required to maintain net assets at a level which is at least 75% of (a) net assets as of March 31, 2017; ¥6,548,327 thousand on a stand-alone basis and ¥5,018,678 thousand on a stand-alone basis and ¥5,018,678 thousand on a consolidated basis under Japanese GAAP or (b) net assets at the end of the previous year, whichever is higher. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

As of March 31, 2018 the Company was not in compliance with these restrictive covenants. The non-compliance was principally the result of covenants that FRONTEO is required to not record ordinary losses in any two consecutive fiscal years, measured under Japanese GAAP. The non-compliance occurred as of March 31, 2018 when for the second consecutive year FRONTEO recorded an ordinary loss of ¥16,572 thousand on a consolidated basis measured under Japanese GAAP.  The Company sought and obtained waivers from all of the related lending intuitions eliminating the obligation to repay the debt currently. On the maturity date of July 23, 2018, the Company repaid ¥1,000,000 thousand of short-term borrowing under the revolving credit facility agreement. On the same date, the Company executed a ¥1,100,000 thousand borrowing under the same shot-term revolving credit facility agreement which had to be repaid on July 23, 2018. On the same date, the Company executed a ¥1,100,000 thousand borrowing under the same revolving credit facility agreement with consortium of Japanese banks. However, the same covenants is in place as of March 31, 2019, and as a result if the Company makes an ordinary loss of any amount in the year ending March 31, 2019 (at the next measurement date) the debt will become due and payable once the audited results are reported in June 2019. The Company has completed a recent restructuring of its US operations and recently has made significant improvements in the profitability of its AI business segment, and as a result the planned results for the year ending March 31, 2019 is that the Company will turn an ordinary profit of ¥600,000 thousand on a consolidated basis, and  ¥736,000 thousand on a stand-alone basis avoiding the default on the short-term and long-term debt. If the current plan is not achieved the Company will have to take additional actions which might include liquidation of appreciated asset, seeking additional waivers or other relief from the lending intuitions. There is no guarantee that the Company will achieve the plan for 2019 or that if that any other actions taken would be ultimately successful in avoiding the repayment of significant debt obligations that may be accelerated by the institutional lenders as a result of non-compliance with these restrictive covenants.

As of March 31, 2018, the Company pledged the common stock of its subsidiary in the U.S. with carrying amount of  ¥5,867,417 thousand as security for a borrowing from a bank of ¥1,708,602 thousand.

On December 15, 2017, the Company and Bank of Mitsubishi UFJ, Ltd. entered into a ¥500,000 thousand short-term loan agreement with a maturity date of June 15, 2018. The loan was secured by the shares of Focus Systems Corporation (“Focus Systems”) having the book value of ¥848,700 thousand on of March 31, 2018.

The company fully paid the loan on June 15, 2018, and the security interest in the shares of Focus Systems was released.

11.   RETIREMENT AND SEVERANCE BENEFITS

The Company has defined benefit plans which consist primarily of a defined benefit indemnity plan covering substantially all employees in Japan. Under severance indemnity plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause.

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2017 and 2018, are as follows:

	Thousands of Yen
	2017	2018
Change in benefit obligation:
Benefit obligation at beginning of year	¥79,839	¥78,357
Service cost	24,641	22,638
Interest cost	123	120
Actuarial loss (gain)	(15,518)	6,370
Benefits paid	(11,539)	(14,839)
Foreign currency exchange rate changes	811	(1,223)
Benefit obligation at end of year	¥78,357	¥91,423

Change in plan assets:
Fair value of plan assets at beginning of year	¥20,486	¥23,828
Employer contributions	14,329	16,622
Benefits paid	(11,539)	(14,839)
Foreign currency exchange rate changes	552	(119)
Fair value of plan assets at end of year	23,828	25,492

Funded status at end of year	¥(54,529)	¥(65,931)

The accumulated benefit obligations as of March 31, 2017 and 2018 are ¥70,688 thousand and ¥81,177 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017	2018
Retirement and severance benefits—current	¥8,468	¥8,012
Retirement and severance benefits—noncurrent	46,061	57,919
Amount recognized	¥54,529	¥65,931

Net periodic retirement cost for the years ended March 31, 2016, 2017 and 2018 consists of the following components:

	Thousands of Yen
	2016	2017	2018
Service cost	¥17,468	¥24,641	¥22,638
Interest cost	35	123	120
Amortization of net gain	2,001	4,313	2,652
Net periodic retirement cost*(1)	¥19,504	¥29,077	¥25,410

*(1) Net periodic retirement cost are recorded in “Cost of revenue” and “Selling, general and administration expenses.”

Amounts recognized in other comprehensive income (loss), net of tax, for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Thousands of Yen
	2016	2017	2018
Actuarial gain (loss)	¥(17,495)	¥13,759	¥(2,579)

Amounts recognized in accumulated other comprehensive income (loss), net of tax, as of March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017	2018
Accumulated actuarial loss	¥(9,517)	¥(12,096)

The estimated net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic retirement cost in the fiscal year ending March 31, 2019 is ¥2,711 thousand.

The Company uses its year-end as the measurement date for the benefit obligation. The assumptions used to determine the year-end benefit obligation are as follows:

	2017	2018
Discount rate	0.27%	0.14%
Rate of compensation increase	4.70%	3.70%

The assumptions used to determine the net periodic retirement cost for the years ended March 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
Discount rate	0.17%	0.23%	0.27%
Rate of compensation increase	3.50%	5.10%	4.70%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31,	Thousands of Yen
2019	¥8,012
2020	9,192
2021	10,423
2022	11,558
2023	11,678
2024 through 2029	50,136

The Company expects to contribute ¥8,012 thousand to its defined benefit pension plan in the year ending March 31, 2019.

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

12. ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises which the Company is contractually obligated to restore at the end of the lease to their original condition. The movements in asset retirement obligations for the years ended March 31, 2017 and 2018, are as follows:

	Thousands of Yen
	2017	2018
Balance at beginning of year	¥49,005	¥49,981
Liabilities incurred during the year	—	—
Accretion expense	976	401
Other	—	(582)
Balance at end of year	¥49,981	¥49,800

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

Investments

Investments consisted of time deposits with fixed interest rates, which were entered into in March 2016. As there have been no significant changes in credit environment, the carrying amount of the investments approximates fair value. The fair value of time deposits with stated maturities was based on the discounted value of contractual cash flows. The discount rate was estimated using rates currently available in the local market.

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

	Thousands of Yen
	2017		2018
	Carrying		Carrying	Fair
	Amount	Fair Value	Amount	Value
Liabilities:
Short-term bank borrowings	¥1,000,000	¥1,000,000	¥1,500,000	¥1,500,000
Long-term debt:
Bank borrowings	5,439,773	5,443,352	4,737,602	4,740,891
Convertible bonds	1,185,502	1,231,903	1,209,122	1,348,412

Refer to Note 11 for the fair value of plan assets which comprised the life insurance pooled investment portfolios, Note 15 for the fair values of equity and debt securities, and Note 14 for derivative financial instruments.

The level of the fair value hierarchy for measurement of cash and cash equivalents is Level 1 and that of the current portion of investments, investments, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk — Trade accounts receivable from the Company’s three largest customers accounted for approximately 17.1% and 30.8% of the Company’s trade accounts receivable as of March 31, 2017 and 2018, respectively.

The Company conducts business based on periodic evaluations of each customer’s financial conditions and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit risk.

14. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to risks arising from fluctuations in foreign currencies and interest rates related to underlying long-term bank borrowings and forecasted borrowing transactions. In order to minimize the variability caused by those risks, the Company enters into cross currency interest rate swaps and forward currency exchange contracts to manage fluctuations in cash flows. The cross-currency interest rate swaps entered into during the years ended March 31, 2016 convert U.S. dollar basis borrowings with variable interest rates into Japanese yen basis borrowings with fixed interest rates. The forward currency exchange contract entered into during the years ended March 31, 2016 was for the receipt of Japanese yen amounts from forecasted borrowing transactions on a U.S. dollar basis and expired during the year ended March 31, 2017. The forward exchange contract expired as of March 31, 2017 was for the receipt of Japanese yen amounts for receivables denominated in U.S. dollar. The forward exchange contract expired as of March 31, 2018 was for the receipt of Japanese yen amounts for receivables denominated in U.S. dollar.

The Company does not designate the cross currency interest rate swaps and forward currency exchange contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, those contracts are measured at fair value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

Volume of Derivative Activities

Notional amounts of cross currency interest rate swaps and forward currency exchange as of March 31, 2017 and 2018 are summarized as follows:

	Thousands of Yen
	2017	2018
Cross currency interest rate swaps	¥2,156,055	¥1,917,252
Forward currency exchange	1,151,272	―

Impacts on the Consolidated Financial Statements

The fair values of derivatives in the consolidated balance sheets as of March 31, 2017 and 2018 are summarized as follows:

		Thousands of Yen
	Balance sheet	Fair value
		2017	2018
Derivative liabilities
Derivatives not designated as hedging instruments:
Cross currency interest rate swaps	Derivative liabilities	¥214,611	¥271,473
Forward currency exchange	Other current liabilities	7,624	―

Gains and losses related to derivatives recorded in the consolidated statements of operations for the years ended March 31, 2016, 2017 and 2018 are summarized as follows:

Derivatives not designated as hedging instruments

		Thousands of Yen
	Statement of operations	Gains (Losses) recognized in Statement of Operations on derivatives
		2016	2017	2018
Cross currency interest rate swaps	Gain (loss) on derivatives	¥(254,262)	¥39,651	¥(56,861)
Forward currency exchange	Gain (loss) on derivatives	(3,943)	3,681	7,624

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

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and 2018, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification
Recurring Basis	Value	Value	Level 1	Level 2	Level 3
March 31, 2017:
Assets:
Available-for-sale securities:
Equity securities	¥500,400	¥500,400	¥500,400	¥—	¥—
Liabilities:
Derivative liabilities	222,235	222,235	—	222,235	—

March 31, 2018:
Assets:
Available-for-sale securities:
Equity securities	¥848,700	¥848,700	¥848,700	¥—	¥—
Liabilities:
Derivative liabilities	271,473	271,473	—	271,473	—

Assets and liabilities measured at fair value on a non-recurring basis

Assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2018, are as follows:

	Thousands of Yen
						Total
						losses for
						the year
						ended
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification			March 31,
Non-recurring Basis	Value	Value	Level 1	Level 2	Level 3	2018
March 31, 2018:
Assets:
Property and equipment	—	—	—	—	34,601	¥34,601
Capitalize computer software costs					38,560	38,560

Property and equipment and capitalized computer software costs were classified as Level 3 items and valued based on an income approach using unobservable inputs. The Company recognized an impairment charge for the amount representing the excess of the carrying amount over their fair value. Future cash flows are primarily based on management’s estimates of projected revenues.

There are no assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2017. See Note 6 for additional information.

16. INCOME TAXES

Loss from operations before income tax expense (benefit) for the years ended March 31, 2016, 2017 and 2018, consists of the following components:

	Thousands of Yen
	2016	2017	2018
Loss from operations before income taxes:
Domestic	¥(235,186)	¥(638,940)	¥181,176
Foreign	6,436	(678,032)	(967,078)
Total	¥(228,750)	¥(1,316,972)	¥(785,902)
Income tax expense-current
Domestic	¥121,253	¥40,669	¥164,286
Foreign	92,062	121	(120,656)
Total	¥213,315	¥40,790	¥43,630
Income tax expense (benefit)-deferred
Domestic	¥5,122	¥(55,977)	¥(13,323)
Foreign	(35,312)	(442,922)	(132,164)
Total	¥(30,190)	¥(498,899)	¥(145,487)

For the years ended March 31, 2016, 2017 and 2018, income tax expense (benefit) attributable to operations were ¥183,215 thousand, (¥458,109) thousand and (¥101,857) thousand, respectively. Income tax expense (benefit) attributable to other comprehensive income for the three years ended March 31, 2018 were ¥32,779 thousand, (¥15,694) thousand and ¥120,873 thousand, respectively.

The tax effects of temporary differences and operating loss carryforwards and tax credits giving rise to deferred tax balances at March 31, 2017 and 2018 are as follows:

	Thousands of Yen
	2017		2018
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Asset	Liability	Asset	Liability
Impairment loss on investments in securities	¥38,130	¥—	¥38,130	¥—
Depreciation and amortization	22,137	83,958	36,450	38,205
Accrued municipal governments tax	6,702	—	15,335	—
Allowance for doubtful accounts	74,855	—	50,607	—
Accrued bonus	68,127	—	10,363	—
Accrued vacation	97,497	—	48,712	—
Other accrued expense	146,324	—	108,621	—
Asset retirement obligations	17,864	—	19,138	—
Operating loss carryforwards	396,055	—	418,928	—
Derivatives	828	—	1,167	—
Unrealized gain on available-for-sale securities	—	120,291	—	226,940
Share-based compensation expense	—	—	8,473	—
Intangible assets	—	679,131	—	346,363
Others	156,229	50,901	91,024	35,652
Total	1,024,748	934,281	846,948	647,160
Valuation allowance	(154,834)	—	(306,041)	—
Total	¥869,914	¥934,281	¥540,907	¥647,160

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2017 and 2018.

As of March 31, 2017, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the Taiwan subsidiary and domestic subsidiaries. As of March 31, 2018, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the U.S. subsidiaries, the Taiwan subsidiary and domestic subsidiaries. The allowances at such dates were provided at the amounts which were considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2016, 2017 and 2018 is as follows:

	Thousands of Yen
	2016	2017	2018
Balance at beginning of year	¥88,870	¥132,874	¥154,834
Additions	61,670	23,643	177,071
Deductions	(17,666)	(1,683)	(25,864)
Balance at end of year	¥132,874	¥154,834	¥306,041

As of March 31, 2018, the Taiwan subsidiary, and domestic subsidiaries had operating loss carryforwards of ¥176,420 thousand and ¥627,621 thousand, respectively, and will expire in March 2026 for Taiwan taxes and March 2027 for Japanese income tax. Also, the U.S. subsidiaries had operating loss carryforwards for federal income tax purposes of ¥795,787 thousand of which ¥45,407 thousand will expire in March 2035 and ¥750,381 thousand will be carried forward indefinitely. Operating loss carryforwards for state income tax purposes of ¥317,626 thousand will expire on March 2038 and ¥721,338 thousand will be carried forward indefinitely.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in statutory tax rates of approximately 33.06 percent, 30.62 percent and 30.62 percent for the years ended March 31, 2016, 2017 and 2018, respectively.

Reconciliations between the amount of reported income tax expense (benefit) and the amount of income taxes (benefit) computed using the normal statutory tax rate for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Thousands of Yen
	2016	2017	2018
Amount computed using normal Japanese statutory tax rate	¥(75,716)	¥(403,257)	¥(240,643)
Increase (decrease) in taxes resulting from:
Change in valuation allowance	44,004	48,845	151,207
Change in statutory tax rate	18,074	—	(26,923)
Share-based compensation expense	21,531	(7,814)	(1,118)
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	14,475	(104,407)	(21,041)
Research and development tax credit	—	(5,748)	(1,953)
Non-deductible acquisition costs and earn-out liabilities adjustment	157,739	—	—
Others-net	3,018	14,272	38,614
Income tax expense (benefit) as reported	¥183,125	¥(458,109)	¥(101,857)

The change in the valuation allowance for the year ended March 31, 2016 includes an increase of ¥61,670 thousand in the valuation allowance related to foreign subsidiaries in Taiwan and the U.S. and domestic subsidiaries as of March 31, 2016 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2016 and a decrease of ¥17,666 thousand in the valuation allowance for the deferred tax assets of a subsidiary in South Korea.

The change in the valuation allowance for the year ended March 31, 2017 includes an increase of ¥50,528 thousand in the valuation allowance related to foreign subsidiaries in U.S. and domestic subsidiaries as of March 31, 2017 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2017 and a decrease of ¥1,683 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

The change in the valuation allowance for the year ended March 31, 2018 includes an increase of ¥177,071 thousand in the valuation allowance related to foreign subsidiaries in U.S. and domestic subsidiaries as of March 31, 2018 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2018 and a decrease of ¥25,864 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

On March 29, 2016, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate was reduced from 32.34 percent to 30.86 percent for the two years from April 1, 2016 to March 31, 2018 and from 32.34 percent to 30.62 percent from the fiscal year beginning April 1, 2018. The impact of the tax law changes was a net deferred income tax benefit of ¥18,074 thousand for the year ended March 31, 2016.

The Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. is reduced from 35% to 21% from the fiscal year commencing on April 1, 2017. The adjustment to deferred tax assets and liabilities as a result of the tax rate change was a tax benefit of ¥26,923 thousand for the year ended March 31, 2018. The impacts related to other changes from the Act are not material.

17.SHARE-BASED COMPENSATION

On June 21, 2012, the Company granted options to purchase a total of 160,000 shares of the Company’s common stock at an exercise price per share of ¥810 to two employees/directors, two statutory auditors, 12 employees and six external advisors (“6th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 31, 2013, the Company granted options to purchase a total of 300,000 shares of the Company’s common stock at an exercise price per share of ¥469 to five employees/directors, 17 employees and 25 employees of subsidiaries (“7th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 15, 2013, the Company granted options to purchase a total of 88,000 shares of the Company’s common stock at an exercise price per share of $5.03 to underwriters (“8th series Stock Option Grant”). Options are vested immediately and are exercisable from May 16, 2013 to May 17, 2017.

On May 22, 2014, the Company granted options to purchase a total of 200,000 shares of the Company’s common stock at an exercise price per share of ¥489 to five employees/directors and 19 employees (“9th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 28, 2015, the Company granted options to purchase a total of 200,000 shares of the Company’s common stock at an exercise price per share of ¥1,029 to six employees/directors and 38 employees (“11th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On August 1, 2015, the Company granted options to purchase a total of 60,000 shares of the Company’s common stock at an exercise price per share of ¥930 to 12 employees (“12th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On June 22, 2016, the Company granted options to purchase a total of 140,000 shares of the Company’s common stock at an exercise price per share of ¥1,181 to 45 employee (“13th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On August 26, 2016, the Company granted options to purchase a total of 70,000 shares of the Company’s common stock at an exercise price per share of ¥809 to 34 employee/directors (“14th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On December 23, 2016, the Company granted options to purchase a total of 15,000 shares of the Company’s common stock at an exercise price per share of ¥901 to a director (“15th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On April 21, 2017, the Company granted options to purchase a total of 105,000 shares of the Company’s common stock at an exercise price per share of ¥774 to 6 employees/directors  (“16th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On July 7, 2017, the Company granted options to purchase a total of 751,000 shares of the Company’s common stock at an exercise price per share of ¥731 to 39 employees/directors (“17th series Stock Option Grant”). Cash consideration of ¥31,542 thousand from directors were accounted for an additional paid-in capital.  Options are vested two years after the grant date and will be exercisable for three years from the vesting date.

On June 23, 2017, the Company granted options to purchase a total of 70,000 shares of the Company’s common stock at an exercise price per share of ¥763 to 39 employees (“18th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On July 21, 2017, the Company granted options to purchase a total of 6,000 shares of the Company’s common stock at an exercise price per share of ¥806 to 2 employees (“19th series Stock Option Grant”).  All options were forfeited before the vesting date.

On December 25, 2017, the Company granted options to purchase a total of 145,000 shares of the Company’s common stock at an exercise price per share of ¥706 to 8 employees/directors (“20th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On March 26, 2018, the Company granted options to purchase a total of 22,400 shares of the Company’s common stock at an exercise price per share of ¥830 to a director (“21st series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

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

The following table presents total share-based compensation expense, which is a noncash charge, included in the consolidated statements of operations for the years ended March 31, 2016, 2017 and 2018:

	Thousands of Yen
	2016	2017	2018
Cost of revenue	¥26,818	¥24,758	¥20,883
Selling, general and administrative expenses	51,593	28,274	52,963
Pre-tax share-based compensation expense	78,411	53,032	73,846
Income tax benefit	(8,471)	―	(8,762)
Total share-based compensation expense, net of tax
	¥69,940	¥53,032	¥65,084

Cash received from stock options exercised during the years ended March 31, 2017 and 2018 were ¥184,375 thousand and ¥31,012 thousand, respectively. There were no tax deductions during the year ended March 31, 2017 and the tax deduction related to stock options exercised during the year ended March 31, 2018 was ¥8,762 thousand.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment when the actual forfeitures exceed the Company’s estimate. As of March 31, 2018, the total unrecognized compensation expense related to the unvested portion of the 11th -21th series Stock Option Grants except for the 19th ,was ¥124,135 thousand. As of March 31, 2018, the expense will be recognized over the weighted-average period of 1.2 years.

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

The following table presents the weighted-average assumptions used in estimating the fair value of options granted to employees during the years ended March 31, 2016, 2017 and 2018.

	2016	2017	2018
Expected life of stock option (years)	4.2	4.2	4.7
Expected volatility	97.1%	71.9%	67.8%
Risk-free interest rate	0.1%	0.2%	-0.1%
Expected dividend yield	0.3%	0.2%	0.1%

	Thousands of Yen
	2016	2017	2018
Weighted-average grant-date fair value per option to purchase one share	¥600	¥373	¥397

The expected volatility is estimated based upon on the historical volatility of the Company’s share price for the last two and a half years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and expected to be paid in the future.

A summary of stock option activity during the year ended March 31, 2018, is presented below:

			Weighted-average	Aggregate
			remaining	intrinsic value
		Weighted-average	contractual term	(Thousands of
	Shares	exercise price	(in years)	Yen)
Outstanding―March 31, 2017	895,000	¥729	3.3	¥117,016
Granted	1,099,400	736
Exercised	(108,000)	287
Forfeited	(421,300)	782
Expired	―	―
Outstanding—March 31, 2018	1,465,100	¥771	3.8	¥285,816
Vested and expected to vest ― March 31, 2018	1,465,100	¥771	3.8	¥285,816
Exercisable—March 31, 2018	404,000	¥565	1.4	¥128,211

Exercises of Stock Options

The total intrinsic values of options exercised during the years ended March 31, 2016, 2017 and 2018 were ¥191,100 thousand, ¥333,700 thousand and ¥37,560 thousand, respectively. The amounts of cash received from exercise of stock options for the years ended March 31, 2016, 2017 and 2018 were ¥21,197 thousand, ¥184,375 thousand and ¥31,012 thousand, respectively. Cash received from the exercise of options for the year ended March 31, 2017 includes ¥49,412 thousand related to options which were granted to underwriters (“8th series of Stock option Grant”) on May 15, 2013 and fully exercised during the year ended March 31, 2017. The total intrinsic value of the 8th series of Stock Option Grant was ¥52,184 thousand.

Nonvested Stock Options

A summary of the status of the Company’s nonvested stock options and their weighted-average grant date fair value at March 31, 2018, is as follows:

		Weighted-Average
		Grant Date Fair
	Shares	Value
Nonvested—April 1, 2017	519,000	¥424
Granted	1,099,400	397
Vested	(136,000)	293
Forfeited	(421,300)	412
Outstanding—March 31, 2018	1,061,100	¥418

18.EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having an Audit & Supervisory Board, and

(4) the term of service of the directors being prescribed as one year rather than the normal two-year term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

The amount of retained earnings available for dividends under the Companies Act is based on the amount of retained earnings recorded in the Company’s general books of account prepared using Japanese GAAP. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act. Retained earnings available for dividends shown in FRONTEO’s general books of account, as determined under Japanese GAAP, amounted to ¥1,605,383 thousand at March 31, 2018.

19.OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive loss for the years ended March 31, 2016, 2017 and 2018, are as follows:

	Thousands of Yen
			Adjustments
	Foreign		related to	Accumulated
	currency	Unrealized	retirement and	other
	translation	holding gain on	severance	comprehensive
	adjustments	securities	benefits	income
Balance at April 1, 2015	¥180,367	¥186,153	¥(5,781)	¥360,739
Period change	(449,944)	78,215	(17,495)	(389,224)
Balance at April 1, 2016	(269,577)	264,368	(23,276)	(28,485)
Period change	(51,994)	(15,759)	13,759	(53,994)
Balance at March 31, 2017	(321,571)	248,609	(9,517)	(82,479)
Period change	(204,270)	241,650	(2,579)	34,801
Balance at March 31, 2018	¥(525,841)	¥490,259	¥(12,096)	¥(47,678)

The tax effects allocated to each component of other comprehensive loss for the years ended March 31, 2016, 2017 and 2018, were as follows:

	Thousands of Yen
	2016
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(459,187)	¥9,243	¥(449,944)
Unrealized holding gain(loss) on securities:
Amount arising during the period	127,612	(49,397)	78,215
Net unrealized holding gain(loss) during the period	127,612	(49,397)	78,215
Adjustments related to retirement and severance benefits:
Amount arising during the period	(24,870)	7,375	(17,495)
Net adjustments related to retirement and severance benefits	(24,870)	7,375	(17,495)

Other comprehensive income(loss)	¥(356,445)	¥(32,779)	¥(389,224)

	2017
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(52,440)	¥446	¥(51,994)
Unrealized holding gain(loss) on securities:
Amount arising during the period	(37,079)	21,320	(15,759)
Net unrealized holding gain(loss) during the period	(37,079)	21,320	(15,759)
Adjustments related to retirement and severance benefits:
Amount arising during the period	19,831	(6,072)	13,759
Net adjustments related to retirement and severance benefits	19,831	(6,072)	13,759

Other comprehensive income(loss)	¥(69,688)	¥15,694	¥(53,994)

	2018
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(188,909)	¥(15,361)	¥(204,270)
Unrealized holding gain(loss) on securities:
Amount arising during the period	348,300	(106,650)	241,650
Net unrealized holding gain(loss) during the period	348,300	(106,650)	241,650
Adjustments related to retirement and severance benefits:
Amount arising during the period	(3,717)	1,138	(2,579)
Net adjustments related to retirement and severance benefits	(3,717)	1,138	(2,579)

Other comprehensive income(loss)	¥155,674	¥(120,873)	¥34,801

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Thousands of Yen
			Adjustments
			related to
	Foreign currency	Unrealized	retirement and
	translation	holding gain	severance
	adjustments	on securities	benefits	Total
Balance at March 31, 2015	¥180,367	¥186,153	¥(5,781)	¥360,739
Other comprehensive income (loss) before reclassifications	(449,944)	78,215	(18,883)	(390,612)
Amounts reclassified from accumulated other comprehensive income	—	—	1,388	1,388
Net current-year other comprehensive income (loss)	(449,944)	78,215	(17,495)	(389,224)
Balance at March 31, 2016	¥(269,577)	¥264,368	¥(23,276)	¥(28,485)
Other comprehensive income (loss) before reclassifications	(51,994)	(17,453)	10,767	(58,680)
Amounts reclassified from accumulated other comprehensive income	—	1,694	2,992	4,686
Net current-year other comprehensive income (loss)	(51,994)	(15,759)	13,759	(53,994)
Balance at March 31, 2017	¥(321,571)	¥248,609	¥(9,517)	¥(82,479)
Other comprehensive income (loss) before reclassifications	(204,270)	241,650	(4,419)	32,961
Amounts reclassified from accumulated other comprehensive income (loss)	—	―	1,840	1,840
Net current-year other comprehensive income (loss)	(204,270)	241,650	(2,579)	34,801
Balance at March 31, 2018	¥(525,841)	¥490,259	¥(12,096)	¥(47,678)

The amounts reclassified out of accumulated other comprehensive income (loss) into the consolidated statements of operations, with affected line items, for the years ended March 31, 2016, 2017 and 2018 are as follows:

				Affected line items in the
Details about accumulated other comprehensive	Thousands of Yen			consolidated statements of
income (loss)	2016	2017	2018	operations

Adjustments related to retirement and severance benefits	¥2,001	¥4,313	¥2,652	*(1)
	(613)	(1,321)	(812)	Income tax expense (benefit)
	1,388	2,992	1,840	Net income (loss)
Adjustments related to unrealized holding gain on securities	―	2,441	―	Other income
	―	(747)	―	Income tax expense (benefit)
	―	1,694	—	Net income (loss)
Total reclassifications for the year	¥1,388	¥4,686	¥1,840

*(1) These are included in the computation of net periodic pension cost (See Note 11).

20.NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed on the basis of weighted-average outstanding common shares. Diluted net income (loss) per share is computed on the basis of basic weighted-average outstanding common shares adjusted for the dilutive effect of stock options and convertible bonds, if dilutive. Potentially dilutive common shares from a series of stock option plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options. Potentially dilutive common shares are determined by applying the if-converted method for the convertible bonds. The numerator of the diluted net income (loss) per share calculation is increased by the amount of interest expense, net of tax, related to outstanding convertible bonds if the net impact is dilutive.

The computation of basic and diluted net loss per share for the years ended March 31, 2016, 2017 and 2018 is as follows:

	2016
		Weighted-Average
	(Thousands of Yen)	Common
	Net Income	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(417,632)	35,582,665	¥(11.7)
Effect of dilutive securities: Stock options*(1)		―
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(417,632)	35,582,665	¥(11.7)

	2017
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Income	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(865,087)	36,372,576	¥(23.8)
Effect of dilutive securities: Stock options*(1)
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(865,087)	36,372,576	¥(23.8)

2018
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Loss	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(694,662)	38,007,877	¥(18.3)
Effect of dilutive securities: Stock options*(1)		—
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(694,662)	38,007,877	¥(18.3)

*(1) The calculation of diluted net loss per share for the years ended March 31, 2016, 2017 and 2018 does not include potentially dilutive securities because their inclusion would be anti-dilutive (i.e., reduce the net loss per share).

21.    SEGMENT REPORTING

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision-maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services (“Legal Tech services”) which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S.-based attorneys who use the services of FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. for clients based in Asia other than Japan. FRONTEO and its domestic subsidiaries, FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. also provide AI-based business services in the healthcare and data marketing industries.

The Company reorganized its business activities to organize the management of cross-border transactions in fiscal year 2018. The Company’s resources and operation systems are now organized into two operating segments - Legal Tech services and AI Solutions services. As a result, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. The following corresponding information for the prior year was restated based on the change in reportable segments.

The Company’s Legal Tech services operations in Japan, the U.S. and other countries in Asia, and AI Solutions-based service in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision-maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision-maker utilizes various measurements, which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

The AI Solutions-based service in Japan has met a quantitative threshold for the year ended March 31, 2017 and the segment data for the year ended March 31, 2016 were presented for comparative purposes.

Each business within the Legal Tech segment recognizes revenue for which the segment has direct contractual relationships with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S. -based law firms representing corporate clients in Asia. If the Company’s services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. although the end corporate client may be located in areas other than the U.S.

The Company’s reportable segments are the same as its operating segments, which was presented based on Japanese GAAP with U.S. GAAP adjustments.

Segment information for the fiscal years ended March 31, 2016, 2017 and 2018 is presented below:

The format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP.

Revenue:

	Thousands of Yen
	2016	2017	2018
Legal Tech
Outside customers	¥10,434,092	¥10,897,030	¥11,307,082
Total	10,434,092	10,897,030	11,307,082

AI Solutions
Outside customers	118,915	310,700	910,687
Total	118,915	310,700	910,687

Eliminations	―	―	―

Total revenue after eliminations	10,553,007	11,207,730	12,217,769

Adjustments*(1)	3,229	13,045	(73,526)

Total consolidated revenue	¥10,556,236	¥11,220,775	¥12,144,243

*(1) These amounts primarily represent the net impact of adjustments arising from differences in the timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measures:

	Thousands of Yen
	2016	2017	2018
Segment profit (loss)
Legal Tech	¥596,543	¥(491,544)	¥491,630
AI Solutions	(527,420)	(715,119)	(313,915)

Total segment profit (loss) after eliminations	69,123	(1,206,663)	177,715

Adjustments*(2)	(139,402)	27,812	(757,012)

Total consolidated operating loss	(70,279)	(1,178,851)	(579,297)

Unallocated amounts:
Interest income	1,672	3,634	2,658
Interest expense	(54,793)	(125,743)	(94,516)
Gain (loss) on derivatives	(258,205)	43,594	(56,861)
Foreign currency exchange gains (losses)	161,680	(13,751)	(137,065)
Dividend income	11,250	14,400	11,250
Other-net	(20,075)	(60,255)	67,929

Total consolidated income (loss) before income taxes	¥(228,750)	¥(1,316,972)	¥(785,902)

*(2) Adjustments for the years ended March 31, 2016 and 2017 primarily relate to the difference between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, and the remeasurement of earn-outs. Adjustments in the year ended March 31, 2018 primarily relate to the differences of presentation between U.S. GAAP and Japanese GAAP; for restructuring charges of ¥341,578 thousand. Under U.S. GAAP, restructuring charges should be presented as operating expense, compared to non-operating expense under Japanese GAAP.

Segment Assets:

	Thousands of Yen
	2017	2018
Segment assets
Legal Tech*(3)	¥12,684,092	¥11,716,651
AI Solutions*(4)	3,474,780	2,862,136

Total segment assets after eliminations	16,158,872	14,578,787

Adjustments*(5)	86,736	88,919

Total consolidated assets	¥16,245,608	¥14,667,706

*(3) The Company recognized an impairment loss on long-lived assets of ¥341,578 thousand for the year ended March 31, 2018 related to leasehold improvements owned by FRONTEO USA, Inc.

*(4) The Company recognized an impairment loss on long-lived assets of ¥73,161 thousand for the year ended March 31, 2018 related to property and equipment and software owned by FRONTEO Healthcare, Inc.

*(5) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2016	2017	2018
Capital expenditures
Legal Tech	¥970,411	¥984,865	¥491,990
AI Solutions	155,442	384,606	308,373

Total consolidated capital expenditures	¥1,125,853	¥1,369,471	¥800,363

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2 of the notes to the consolidated financial statements.

Other Significant Items:

	Thousands of Yen
	2016	2017	2018
Depreciation and amortization
Legal Tech	¥835,104	¥913,480	¥840,061
AI Solutions	48,503	125,716	175,386

Total depreciation and amortization	883,607	1,039,196	1,015,447

Adjustments*(6)	12,218	9,431	1,527

Total consolidated depreciation and amortization	¥895,825	¥1,048,627	¥1,016,974

*(6) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for depreciation and amortization.

Geographic information:

	Thousands of Yen
	2016	2017	2018
Revenue from outside customer
Japan	¥3,848,826	¥4,042,023	¥3,888,155
US	6,223,652	6,800,965	7,712,138
Korea	448,314	291,455	492,836
Other	35,444	86,332	51,114
Total	¥10,556,236	¥11,220,775	¥12,144,243

Long live assets held
Japan	¥319,157	¥375,692	¥337,583
US	771,734	771,734	360,166
Korea	29,829	29,829	57,480
Other	—	—	653
Total	¥1,120,720	¥1,177,255	¥755,882

Entity-Wide Information:

For the year ended March 31, 2016, revenue from Samsung Electronics Co., Ltd. and TMI Associates amounted to ¥1,657,074 thousand and ¥1,022,656 thousand, respectively, representing approximately 15.6 percent and 9.7 percent, respectively, of consolidated revenue. For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand, representing approximately 11.2 percent of consolidated revenue. For the year ended March 31, 2018, revenue from TMI Associates amounted to ¥1,094,979 thousand representing approximately 9.0 percent of consolidated revenue. These customers are attributable to Japan, except for revenues of ¥1,657,074 thousand for Samsung Electronics Co., Ltd. for the year ended March 31, 2016, which are reported in the U.S. and Other.

The information concerning revenue by service category for the years ended March 31, 2016, 2017 and 2018, is presented below:

	Thousands of Yen
	2016	2017	2018
eDiscovery
Review	¥2,055,340	¥2,696,074	¥3,149,787
Collection, Process and other	2,636,610	2,778,186	2,911,634
Hosting	5,300,419	4,987,123	4,813,290
Total	9,992,369	10,461,383	10,874,711
Forensic	444,952	448,693	358,843
Business intelligence	116,315	256,982	553,711
Digital Communication	2,600	30,880	66,391
Healthcare	―	149	132,967
Foreign	―	22,688	157,620
Total revenue	¥10,556,236	¥11,220,775	¥12,144,243

22.   ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” incurred during the years ended March 31, 2016, 2017 and 2018, relate primarily to advertisements in magazines and journals and amounted to ¥151,214 thousand, ¥200,946 thousand and ¥61,400 thousand, respectively.

23．RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and enhancements to existing internal-use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs incurred during the years ended March 31, 2016, 2017 and 2018 amounted to ¥91,600 thousand, ¥83,679 thousand and ¥119,159 thousand, respectively.

24.RELATED PARTY TRANSACTIONS

During the year ended March 31, 2017 and 2018, the Company entered into transactions with Consultoris, Inc. (“CI”) and IIOSS, Inc. (“IIOSS”), which are managed by management of foreign subsidiaries. CI provides consulting services and IIOSS provides outsourcing support services to the Company.

For the year ended March 31, 2017, the total amount of transactions with CI was ¥44,419 thousand and the amount of transaction with IIOSS was not material. For the year ended March 31, 2018, the total amount of transactions with CI was ¥19,953 thousand.

25.RESTRUCTURING

During the year ended March 31, 2018, the Company implemented a restructuring plan to reorganize in its U.S. Legal tech business by streamlining its overall cost structure through overhead and infrastructure cost reductions. Restructuring charges incurred under this plan primarily consisted of severance payments, lease exit costs and impairment loss on office fixed assets. Charges and other costs related to the workforce reduction and structure realignment are presented as restructuring charges in the Consolidated Statements of Operations. The Company will have substantially completed this restructuring plan by the year ending March 31, 2019.

The following table summarizes restructuring-related activities during the year ended March 31, 2018 from continuing operations (in thousands):

	Thousands of Yen
	Termination Benefits		Lease Exit Costs		Impairment charges on leasehold improvements		Other		Total
Accrual balance as of March 31, 2017	¥	－	¥	－	¥	－	¥	－	¥	－
Restructuring charge		144,015		272,724		341,578		23,055		781,372
Cash paid		(144,015)		(92,779)		－		(12,153)		(248,947)
Non-cash		－		－		(341,578)		－		(341,578)
Accrual balance as of March 31, 2018	¥	－		¥179,945	¥	－		¥10,902		¥190,847

The accrual balances are included in accrued and other current liabilities on the Company’s consolidated balance sheets

26.SUBSEQUENT EVENTS

Stock options

On June 29, 2017, the 22nd series Stock Option Grant was approved at FRONTEO’s ordinary general meeting of shareholders. On June 25, 2018, FRONTEO’s board of directors resolved and approved the issuance of stock options under the 22nd series Stock Option Grant.

The key terms and conditions for the 22nd series Stock Option Grant are as follows:

Grant date	June 26, 2018
Number of shares to be issued	26,600 shares
Exercise price per share	¥1,161
Vesting period	3 years
Exercise period of the stock options	June 27, 2021 to
June 26, 2024
Total number of recipients – employee/directors and employees of the Company	39
Conditions for the stock options to be vested	Enrolled as director or employee of the Company

Issuance of stocks by exercise of stock options

On June 26, 2018, the Company issued shares by exercise of stock option grants as follows:

Number of shares to be issued	82,000 shares
Proceeds from issuance of stocks	¥93,120 thousand
Amount of increased common stock	¥46,560 thousand
Amount of increased additional paid-in capital	¥46,560 thousand

* * * * * *