Form 20-F
period 2019-03-31
FRONTEO, INC.
filed 2019-07-31
CIK 1550935

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Masahiro Morimoto, +81 (3) 5463-6344, +81 (3) 5463-6345 Meisan Takahama Building 2-12-23 Konan Minato-ku Tokyo 108-0075 Japan
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depositary Shares	FTEO	NASDAQ Global Market
Common Stock*		*

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

As of March 31, 2019, 38,123,862 shares of Common Stock were outstanding, including shares represented by American Depositary Shares.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

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

Cautionary Statement with Respect to Forward-Looking Statements

To the extent that any statements made in this annual report contain information that is not historical, including statements about FRONTEO’s beliefs and expectations, these statements are essentially forward looking. Forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings, the amount of data that FRONTEO expects to manage during the year ending March 31, 2020, anticipation that the Company will turn a profit for the year ending March 31, 2021, and the potential uses for FRONTEO’s new service in intellectual property-related litigation, contain forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the data center services market;  demand for, and market acceptance of,  FRONTEO’s services; FRONTEO’s ability to keep and strengthen its relationships with customers; amounts the Company invests in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission.

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

U.S. GAAP Selected Consolidated Financial Data

The following selected financial data are derived from FRONTEO’s audited consolidated financial statements. These consolidated financial statements were prepared in accordance with U.S. GAAP.

	For the years ended March 31,
	2015	2016	2017	2018	2019
	(thousands of yen, except per share data)
Consolidated Statement of Operations Data:
Revenue	¥6,279,615	¥10,529,287	¥11,208,041	¥12,128,568	¥11,240,100
Operating revenue from reimbursed direct costs	25,311	26,949	12,734	15,675	14,526
Total revenue	6,304,926	10,556,236	11,220,775	12,144,243	11,254,626
Cost of revenue	3,140,080	5,746,069	6,904,980	6,980,578	6,337,508
Reimbursed direct costs	25,311	26,949	12,734	15,675	14,526
Selling, general and administrative expenses	2,864,113	4,853,497	5,481,912	4,945,915	4,550,456
Restructuring charge	—	—	—	781,372	—
Total operating expense	6,029,504	10,626,515	12,399,626	12,723,540	10,902,490
Operating income (loss)	275,422	(70,279)	(1,178,851)	(579,297)	352,136
Interest income	1,699	1,672	3,634	2,658	2,580
Interest expense	(28,177)	(54,793)	(125,743)	(94,516)	(121,398)
Gain (loss) on derivatives	—	(258,205)	43,594	(56,861)	107,951
Foreign currency exchange gain (loss)	200,438	161,680	(13,751)	(137,065)	(18,772)
Dividend income	9,000	11,250	14,400	11,250	14,400
Gain on revaluation of investments in securities	—	—	—	—	23,400
Other—net	(85)	(20,075)	(60,255)	67,929	(30,638)
Income (loss) before income taxes	458,297	(228,750)	(1,316,972)	(785,902)	329,659
Income taxes (benefit)	238,094	183,125	(458,109)	(101,857)	101,291
Net income (loss)	220,203	(411,875)	(858,863)	(684,045)	228,368
Less: Net income attributable to noncontrolling interests	1,750	5,757	6,224	10,617	10,133
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥218,453	¥(417,632)	¥(865,087)	¥(694,662)	¥218,235

	For the years ended March 31,
	2015	2016	2017	2018	2019
Per Share Data:
Net income (loss) attributable to FRONTEO, Inc. shareholders per share*(1)
Basic	¥6.3	¥(11.7)	¥(23.8)	¥(18.3)	¥5.7
Diluted	6.1	(11.7)	(23.8)	(18.3)	5.5
Weighted average shares outstanding*(1)
Basic	34,956,728	35,582,665	36,372,576	38,007,877	38,098,739
Diluted	35,798,753	35,582,665	36,372,576	38,007,877	39,778,102
Cash dividends declared per common share *(1)	3.0	3.0	—	—	3.0

*(1)Share and per share data give effect to 2-for-1 share splits effective on October 1, 2011 and April 1, 2012, respectively, and a 10-for-1 share split effective on April 1, 2014 (as a result of which one ADS represented two common shares), as if such share splits had occurred on April 1, 2011.

	As of March 31,
	2015	2016	2017	2018	2019
	(thousands of yen)
Consolidated Balance Sheet Data:
Cash and cash equivalents	¥2,718,261	¥1,795,960	¥4,533,182	¥5,127,346	¥3,922,806
Total current assets	4,632,401	5,414,705	9,088,088	8,087,901	6,867,206
Total noncurrent assets	3,060,776	7,451,950	7,157,520	6,579,805	6,975,346
Total assets	7,693,177	12,866,655	16,245,608	14,667,706	13,842,552
Total current liabilities	1,504,984	3,573,540	3,840,089	4,277,360	4,820,499
Working capital	3,127,417	1,841,165	5,247,999	3,810,541	2,046,707
Long-term debt	775,340	3,636,987	5,937,293	5,107,395	3,361,049
Total noncurrent liabilities	939,842	4,852,567	7,401,159	5,901,831	4,004,226
Total liabilities	2,944,826	8,426,107	11,241,248	10,179,191	8,824,725
Total FRONTEO, Inc. shareholders’ equity	5,234,907	4,421,350	4,972,016	4,449,051	4,968,230
Total equity	5,248,351	4,440,548	5,004,360	4,488,515	5,017,827
Operating Data:
Capital expenditures	689,287	1,125,853	1,369,471	800,363	966,665
Net cash provided by (used in):
Operating activities	1,013,980	616,240	(390,794)	1,502,851	679,779
Investing activities	(1,413,188)	(4,710,421)	(953,077)	(618,357)	(914,740)
Financing activities	1,684,300	3,212,916	4,066,472	(273,054)	(1,011,940)

Financial covenants

There are restrictive covenants measured annually as of March 31 of each year related to borrowings of ¥867,234 thousand as of March 31, 2019, under the syndicated loan agreement with a consortium of Japanese banks, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2016, which was ¥5,187,455 thousand on a stand-alone basis and ¥4,655,957 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,402,127 thousand as of March 31, 2019, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2015, which was ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,402,127 thousand as of March 31, 2019, including requirements to maintain a minimum level of net assets and ordinary income in consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2015, which was ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to borrowings of ¥1,100,000 thousand as of March 31, 2019 under the revolving credit facility agreement, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2018, which was ¥7,187,629 thousand on a stand-alone basis and ¥4,353,601 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any fiscal years.

At March 31, 2018, the Company was not in compliance with these restrictive covenants, primarily due to recording of ordinary losses in two consecutive fiscal years measured under Japanese GAAP. Subsequent to March 31, 2018, the Company obtained waivers from all of the related lending institutions and implemented a restructuring plan streamlining the cost structure of its US operations. As a result of the restructuring effort, the Company recorded an ordinary income for the fiscal year ended March 31, 2019; consequently, the Company is in compliance with these restrictive covenants at March 31, 2019.

Dividends

The Companies Act of Japan (Companies Act) permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by a company’s board of directors if the articles of incorporation so provide. The Companies Act provides certain limitations on the amounts available to be distributed as dividends or used to purchase treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥ 3 million.

The amount available for dividends under the Companies Act is based on the amount of retained earnings and other capital surplus recorded in the Company’s stand-alone financial statements under Japanese GAAP. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the stand-alone financial statements have no effect on the determination of retained earnings available for dividends under the Companies Act.

On June 23, 2015, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2015. On June 29, 2016, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2016. We did not declare a cash dividend in 2017 or 2018.  On June 29, 2019, our Board of Directors declared a year-end cash dividend of ¥3 per share of common stock, payable to shareholders of record as of March 31, 2019. The dividends declared in June 2015, 2016 and 2019 were ¥106.5 million, ¥107.3 million and ¥114.4 million respectively.

In appropriate circumstances, our Board of Directors may determine in its discretion, within the limits of the Companies Act, to declare dividends in the future, but there can be no assurance that any such dividends will be declared or paid at any time.

Exchange Rates

The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Japanese yen announced by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of June 28, 2019 was $1.00 = ¥107.84. The Company does not intend to imply that the

Japanese yen or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

		Average of
	At end of	month-end-	Range
Fiscal years ended March 31,	period	rates	(¥ per $1.00)
2015	119.96	110.78	121.50	101.26
2016	112.42	120.13	125.58	111.30
2017	111.41	108.31	114.19	100.07
2018	106.20	110.70	114.25	104.83
2019	110.68	111.01	114.19	105.99
2020*	107.84	109.30	112.00	106.92

	Range
Month ended	(¥ per $1.00)
January 2019	109.79	108.07
February 2019	111.38	109.55
March 2019	111.98	109.76
April 2019	112.00	110.92
May 2019	111.39	108.66
June 2019	108.56	106.92

*     For each fiscal year, calculated from the average of the exchange rates on the last day of each month during the period. The average exchange rate for the fiscal year ending March 31, 2020 is calculated based on the month-end exchange rates of April 1, 2019 through June  30, 2019.

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

Our expected levels of revenue, operating income or net income may not be achieved due to several factors, including, but not limited to:

•

a decrease in revenues from our core eDiscovery market in the business of providing a variety of eDiscovery and forensic services (the “LegalTech AI business”; such services, “Legal AI services”), which is described in detail in ITEM 4B, Our Solutions and Services, if more law firms that use our services perform their own manual review of documents we have identified in the eDiscovery process;

•

a decrease in revenue if we fail to successfully differentiate our technical skills from those of our competitors, if the average revenue per project decreases, if there is cancellation or scale-down of large accounts or if the prices we charge for our services fall dramatically;

•	failure to differentiate and effectively market our business in the fields of business intelligence and healthcare (the “AI Solution business”);

•	failure to control personnel and outsourcing costs, or

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

If we fail to maintain the speed of rapid technological changes in our industry, we may lose clients due to obsolete services.

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

A substantial portion of our software solutions and systems are proprietary and we rely on statutory copyright, trademark, patent, trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. We cannot assure you that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights. Our proprietary technologies or other intellectual property rights may be infringed or misappropriated by a third-party, which could potentially have a material adverse effect on our business, financial condition and results of operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor. Furthermore, any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Patent and copyright law covering software-related technologies is evolving rapidly and is subject to a great deal of uncertainty. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future.

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

We may engage in mergers and acquisitions (“M&A”) of other businesses and incur significant expenses in any such M&A activities, as well as the integration process therefor. The benefits we expect to receive from any M&A transaction will depend on our ability to successfully conduct due diligence, negotiate the terms of the acquisition and integrate the acquired business into our systems, procedures and organizational structure. Any inaccuracy in our acquisition assumptions or any failure to uncover liabilities or risks associated with the acquisition, make the acquisition on favorable terms, integrate the acquired business or assets as and when expected or retain key employees of the acquired company may reduce or eliminate the expected benefits of the acquisition to us, increase our costs, disrupt our operations, result in additional liabilities, investigations and litigation, and may also harm our strategy, our business and our operating results. The failure to achieve expected acquisition benefits may also result in impairment charges for goodwill and purchased intangible assets.

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

Goodwill is not amortized and is tested annually for impairment of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, pursuant to a Financial Accounting Standards Board (FASB) update effective April 1, 2020 for the Company, we will apply a one-step quantitative test to record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit, which unit is our relevant operating segment.

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

If we incur ordinary losses and fail to maintain the minimum level of net assets and ordinary income required by the financial covenants, the lending institutions may not be willing to extend the maturity of the outstanding loans and may accelerate the amounts we have borrowed under the various loan agreements, which would cause a significant impact on our ability to continue as a going concern.  For further information on financial covenants, see “Liquidity and Capital Resources” in Item 5B.

Future government legislation or changes in court rules could adversely affect our ability to sell our eDiscovery service in LegalTech AI business or healthcare service in AI Solution business.

The delivery of our eDiscovery services is not directly regulated by the United States or Japanese governments. Our eDiscovery solutions and the clients we serve are directly or indirectly affected by federal and state laws and regulations and court rules. For example, any amendments to the Federal Rules of Civil Procedure regarding discovery of “electronically stored information” could affect our clients, and indirectly, our ability to productively market and sell our eDiscovery solutions. Future federal or state legislation or court rules, or court interpretations of those laws and rules, could have an adverse impact on our revenues and results of operations. In addition, our healthcare service is highly regulated by the Japanese government, and any material change in the laws or regulations would have material impact on our healthcare solutions business.

Undetected programming errors could harm our reputation or decrease market acceptance of our services, which would materially and adversely affect our results of operations.

Our software solutions are complex and may contain defects, errors or bugs when first introduced to the market or to a particular client, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors that may not be discovered until after they are installed, and we may not be able to timely correct these problems. These defects, errors or bugs could interrupt or delay completion of projects or sales to our clients. Consequently, our reputation may be compromised, and we may lose opportunities for new business with existing or new clients. Although we can rectify software issues in general, we cannot assure you that we will be able to detect and resolve all these programming flaws and errors in a timely manner. Undetected programming errors, defects and resulting unsatisfactory customer service to clients can disrupt our operations, adversely affect the client experience, harm our reputation, or cause our clients to reduce their use of our services, any of which could materially and adversely affect our results of operations.

Our business may be adversely affected if the systems used in the eDiscovery and forensics services provided by our LegalTech AI business segment or in the Business Intelligence and healthcare services provided by our AI Solution business segment suffer interruptions, errors or delays due to natural disasters.

Interruptions, errors or delays with respect to the systems used in the eDiscovery and forensics services provided by our LegalTech AI business segment or in the business intelligence and healthcare services provided by our AI Solution business segment may be caused by natural factors, many of which are beyond our control, including, but not limited to, damage from fire, flood, earthquakes or other natural disasters, power loss, and other similar events. Some of our computer and networking equipment is located in earthquake-prone areas. Any natural disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Any disruption, outages, or delays or other difficulties experienced by any of our technological and information systems and networks could result in a decrease in new or existing accounts, loss or exposure of confidential information, reduction in revenues and profits, costly repairs or upgrades, reputational damage and decreased consumer and corporate customer confidence in our business, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

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

We maintain and manage confidential information and/or privileged data obtained from our clients. We exercise care in protecting the confidentiality and integrity of such information and take steps to ensure its security. However, we can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information or privileged data. Our systems and operations are vulnerable to damage or interruption, not only from natural disasters, but also from network failure, hardware failure, software failure, power loss, telecommunication failures, computer viruses, penetration of our network by unauthorized computer users and computer hackers, cyberattack, sabotage and other unanticipated events. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information.

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

We face significant competition and may be unable to compete successfully against our competitors, which may have a material adverse effect on our business and results of operations.

Our primary competitors are companies with long established eDiscovery operations having significant, and often multi-faceted, operations with law firms and companies operating internationally. Many of our competitors have significantly greater financial resources, longer operating histories and more experience in attracting and retaining clients and managing relationships with the law firms and companies that constitute our target clients than we do. They may compete with us for clients in a variety of ways, including, without limitation, with respect to price and their more extensive eDiscovery and other analytical experience. If any of our competitors provide or develop comparable or superior computer forensic or eDiscovery services, the results may have a material adverse effect on our results of operations.

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

Considering this situation, in order to expand our business, it is imperative for us to continuously market our services and solutions to existing and potential clients and to build market recognition of our capabilities and brand so that when a company has a need for our LegalTech AI services (eDiscovery and forensic) and/or AI Solution (business intelligence, digital communications and healthcare), they will look to us as a qualified service provider. On the other hand, if our marketing and branding efforts are not successful, existing or potential customers may not elect to do business with us, which might have a negative impact on our results of operations.

Our ability to maintain and expand our operations and increase our revenue is dependent on the quality of our customer service and support staff, and our failure to perform at a high level and provide high quality service could have a material adverse effect on our results of operations.

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

Our solutions incorporate and work in conjunction with third-party hardware and software products. If the hardware and software were not available to us at reasonable cost or not available at all, our results of operations could be adversely impacted.

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

Our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares and their respective affiliates beneficially own 41% of our issued and outstanding voting shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders.

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

We require additional qualified professionals and incur related costs to comply with requirements of being a public company.

As a public company in the United States, we are subject to a number of regulatory requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and the regulations promulgated thereunder, and the listing standards of the Nasdaq. Effective April 1, 2018, we are no longer an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, as amended (“Securities Act”), and therefore no longer able to take advantage of the exemption provided by the Jumpstart Our Business Startups Act of 2012. As a result, we are required to comply with Section 404(a) of the Sarbanes-Oxley Act in filing our annual report on Form 20-F for the fiscal year ended March 31, 2019. As a foreign private issuer, we must comply with legal, accounting and financial reporting requirements in the United States, and the cost of financial reporting and the related administrative workload remain significant.

We have determined during our reporting process for the fiscal year ending March 31, 2019 that there were material weaknesses in our internal controls over financial reporting as of that date. If we fail to re-establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

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

In our assessment of internal controls as of March 31, 2019, we have determined that material weaknesses in internal control over financial reporting that existed in the prior years have not been completely remediated at FRONTEO USA, Inc., our consolidated subsidiary in the U.S. (“FUSA”) related to the entity level controls, the financial statement closing and reporting process, and revenue recognition. We believe we have made some improvements as a result of our remediation efforts during the year ended March 31, 2019. However, the impact of the remaining material weaknesses of FUSA continues to have a negative impact on the overall financial statement close process, resulting in material weaknesses in internal controls therein at the consolidation level, specifically in the area of revenue accounting. In addition, we have detected a material weakness in the process for making certain adjustments to bring local accounting principles into conformity with U.S. GAAP. The process, determined to be ineffective or inadequate control design and operation, resulted in material adjustments to the consolidated financial statements identified by the independent auditor that should have been detected by the internal controls on financial reporting at the Company level. Given the aforementioned material weaknesses in internal controls over financial reporting which existed as of March 31, 2019, we were not able to receive an unqualified opinion in the attestation report from the independent auditor as of March 31, 2019, therefore, do not satisfy the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Our management fully recognizes the importance of design, implementation, and maintenance of internal controls related to financial reporting. We will continue to make efforts to improve the control environment, strengthen the personnel with U.S. GAAP expertise in the accounting and finance departments of FUSA and establish effective measures to prevent the reoccurrence of such material weaknesses. Our management has been devoting and will continue to devote a substantial amount of time to reviewing and remediating of these remaining material weaknesses. However, until this remediation is complete, we cannot assure you that it will be completed in a timely manner. Furthermore, we expect to incur additional costs to remediate the material weaknesses that exist in our internal control over financial reporting.

Significant movements in foreign currency exchange rates or change in monetary policy may materially harm our financial results.

Our reporting currency is the Japanese yen and our operations in other countries, including the United States, South Korea, and Taiwan, use the applicable local currencies. We are subject to the effects of exchange rate fluctuations with respect to these currencies which, among other factors, may be influenced by government policies and domestic and international economic and political developments.

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

Risks Related to the Ownership of Our American Depositary Shares (ADSs)

We expect that the price of our ADSs will fluctuate substantially.

The market price of our ADSs could be affected by a number of factors, including:

•	introduction of new products, services or technologies offered by us or our competitors;

•	any failure to meet or exceed revenue and financial projections we provide to the public;

•	actual or anticipated variations in our quarterly operating results or those of other companies in our industry;

•	our failure to meet or exceed the estimates and projections of the investment community;

•	general market conditions and overall fluctuations in the United States or Japanese equity markets;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents and our ability to obtain protection for our intellectual property;

•	additions or departures of our key management personnel;

•	issuances by us of debt or equity securities;

•	litigation involving our company, including shareholder litigation, investigations or audits by regulators into the operations of our company or proceedings initiated by our competitors or clients;

•	changes in the market valuations of similar companies;

•	significant sales of the ADSs or common stock by our shareholders in the future; and

•	the trading volume of the ADS.

In the past, securities markets have experienced significant price and volume fluctuations not related to the operating performance of particular companies. Future market fluctuations may also materially and adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

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

We have integrated our eDiscovery services, products and client support under the FRONTEO brand to amplify the Company’s global leadership role in the delivery of legal technology, litigation support services, business intelligence applications and artificial intelligence solutions. The newly unified FRONTEO is well positioned as a leading provider of comprehensive services across the eDiscovery spectrum, as well as in other vertical markets leveraging its AI platform:

•	Global eDiscovery

•	Managed Review Services

•	Multi-language Specialization

•	Advanced Forensic

•	FRONTEO TRUST BI Portal

•	Early Case Assessment

•	Analytics and Technology Assisted Review and AI Engine and Applications for Healthcare

•	AI Solution for the areas of finance, intellectual property and others.

We apply our capital expenditures primarily to develop new eDiscovery technologies, to improve the delivery of services and to expand global operating capabilities as well as to promote AI technologies by focusing on client needs in each market we serve. Our capital expenditures were ¥1,369.5 million, ¥800.4 million and ¥966.7 million in fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Corporate Information

Our executive offices are located at Meisan Takahama Building, 2-12-23, Konan, Minato-ku, Tokyo, Japan and our telephone number is: +81 (3) 5463-6344. Our corporate website is http://www.fronteo.com/global/. Our agent for service of process in the U.S. is FRONTEO USA, Inc., 777 Third Avenue, 17th floor, New York, NY 10017.

The United States Securities and Exchange Commission (the “SEC”) maintains a website at https://www.sec.gov/ which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

4.B.       BUSINESS OVERVIEW

Overview

We are a leading provider of Asian-language eDiscovery solutions and services. We have extensive eDiscovery and forensic experience and expertise with information documented in Japanese, Korean, Chinese and

English, and we apply this expertise in connection with litigation, administrative proceedings and investigations. Our clients include leading law firms, corporate legal departments and government agencies. While we serve these clients from our offices in Japan, the United States, South Korea and Taiwan, we have been expanding our resources through mergers and acquisitions in the biggest market, the U.S. Thus, our revenue in the U.S. has increased and now constitutes approximately 50% of our consolidated group revenue. In addition, based on our expertise in the legal business, we have developed our own AI engine, KIBIT and Concept Encoder. It not only adds a competitive edge in our existing business, but also has become a driver for recent expansion into new areas, such as business intelligence and healthcare.

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

We have assisted clients in more than 7,700 administrative and legal proceedings in the United States, including Department of Justice (DOJ), International Trade Commission (ITC) and Securities and Exchange Commission (SEC) investigations, and more than 1,400 corporate investigations in Japan, South Korea, China and Singapore.

The AI market is rising rapidly. In June 2017, the Cabinet announced a strategic initiative titled “Future Investment Strategy 2017,” which is a full-scale social implementation of innovative technologies such as IoT (Internet of Things) and AI in order to achieve medium- to long-term growth for Japan. In addition, various examples that demonstrate the effect of AI are being mentioned frequently as a way to solve social issues such as labor population decrease, long work hours and business process improvement. As a front runner that has been implementing AI in business settings, the Company will further strive to develop the AI market in two fields: business intelligence and healthcare.

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

According to the latest analysis about eDiscovery market by Mordor Intelligence, the global eDiscovery market, in both services and software, is forecasted to grow from US$11,521.0 million to US$19,729.0 million by 2023 at a CAGR of 9.5% from 2017 to 2023. The Asian eDiscovery market, in the meantime, is forecasted to grow from US$817 million to US$2,062 million at a CAGR of 15.0% from 2017 to 2023. Mordor Intelligence’s analysis includes several reasons for the projected growth, including increases in ESI volume, the continued domination of ESI in legal proceedings thanks to reliance on electronic communications and records, regulatory requirements for archiving electronic information for compliance purposes, and the emergence of social media as a source of evidence in civil litigation through its inclusion in eDiscovery.

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

While the global eDiscovery market is forecast to grow at a CAGR of 9.5% from 2017 to 2023, the highest growth is expected in the off-premise, or “cloud,” software market and its CAGR is forecast at 10.1%. We provide a one-stop, cloud-based eDiscovery solution with the AI-based software that saves cost and time significantly. As our solutions demonstrate their value in the market place, we anticipate that they will provide a basis for our expanded and durable growth of total revenues and improved operating income and net income in the future.

The AI market is rising rapidly. As a front runner that has been implementing the AI in business settings, the Company will further strive to develop the AI market in two fields: business intelligence and healthcare.

i) Business Intelligence: In the business intelligence field, the Company is marketing AI-based software such as “KIBIT Email Auditor,” “KIBIT Patent Explorer (patent search and analysis system),” “KIBIT Knowledge Probe” and “KIBIT Find Answer” while providing implementation support and data analysis.

ii) Healthcare:  In the healthcare field, by utilizing “Concept Encoder,” an AI engine developed independently for the purpose of promoting the utilization of healthcare related big data, FRONTEO Healthcare, Inc., a subsidiary established to focus on support of medical institutions and private companies, develops and sells software and systems that support business improvement at medical sites and equipment that supports doctor's diagnosis.

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

•

Technology Assisted Review. Technology assisted review (TAR) is the use of software tools, increasingly comprised of AI-based predictive coding, to perform mechanical document review. TAR reduces the amount of manual review of data produced in the collection process, which is traditionally the most expensive phase of the eDiscovery process. We believe that our TAR is very effective in Asian-language document review and our product development efforts incorporate all of our experience and know-how with TAR into our main platform, Lit i View. Our TAR applies our proprietary algorithms that progressively predict and refine the automated work flow involved in TAR by accurately increasing the review weight of relevant documents. These proprietary algorithms are designed to bring our “recall rate” (the accuracy rate of identifying information relevant to a particular TAR) to 90% or better, which results in noticeable improvements in the efficiency of our review work as a whole, and significant savings in time and expense for our clients.

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

•

Solution Operated with FRONTEO AI System. We developed KIBIT, a powerful AI system to automatically analyze documents and offer deeper insight into ESI. KIBIT Email Auditor was released in 2014 and was the first solution powered by KIBIT, followed by KIBIT Patent Explorer and KIBIT Knowledge Probe, released in 2015, and KIBIT Find Answer, released in 2018.  We  also released KIBIT G2, the next generation of KIBIT in 2018. These products are provided to clients both on-premises and through the cloud.

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

Expansion of Existing Legal Business

We will continue seeking to expand and optimize our existing legal business operations in the United States after the acquisition of TLS, EvD and EDI. We will also streamline the operations of our U.S. subsidiaries and acquire large-scale projects from Asian and North American companies.

We will also aim to boost sales in review services using KIBIT Automator “KAM,” released in March 2019,  and Lit i View, which is an eDiscovery support software equipped with predictive coding, both powered by the Company’s unique AI technology. KIBIT Automator improves the efficiency of document review dramatically and aims to bring about the total automation of the eDiscovery process.

Development of the Information Analysis Business Leveraging AI Technology

We have been expanding the provision of solutions in the fields of healthcare and business intelligence, utilizing the Company’s unique AI technology, “KIBIT.” In each of these two fields, we plan to continue to advance the development of our products and our suite of services, including continuous analysis support and intensified consulting. Especially with respect to business intelligence, products utilizing KIBIT have been adopted mainly in the finance and intellectual property spaces in Japan and are steadily expanding into other fields.  We also plan to proactively recruit talented personnel to help complement our technological developments.

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

Our Solutions and Services

We have reorganized business activities to better manage cross-border transactions and have integrated our resources and operations into two business categories: LegalTech AI services and AI Solution services. As a result, we have changed the structure of our business operations into two divisions: LegalTech  AI business and AI Solution business. The LegalTech AI business consists of eDiscovery Services and Forensic Services, and the AI Solution business consists of business intelligence and healthcare services.

LegalTech AI Business

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

The increasing volume of data handled is pushing down profitability in the review process. This is because customers have a limited budget available for legal expenses, so the hourly price of review is declining in response to burgeoning data volume. Therefore, major competitors are focusing on data processing with higher margins or shifting to hosting. In response, we aim to boost our gross profit margin through review solutions using AI. We have set a goal of achieving “the total automation of the eDiscovery process” and have been devoted to research and development activities. We released “KIBIT Automator,” in March 2019, a tool that decreases by half the time for document review operations, which is the most time-consuming component of the eDiscovery process, using KIBIT AI. This tool improves the efficiency of document review operations. Further, using the tool enables us to implement a clear document volume-based rate model, in addition to the work volume-based rate system, which is the current industry standard.

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

AI Solution Business

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

KIBIT Find Answer is an AI-based Q&A System that substantially improves the efficiency of responding to inquiries by interpreting the intent of questions expressed in natural language and providing highly accurate and prompt responses.

KIBIT G2 is the next generation of our KIBIT AI engine. KIBIT G2 enables parallel processing on multiple servers, so that analytical processing can be flexibly coordinated according to the customer’s requirements, in line with the total amount of data and the degree of analytical results required. Moreover, KIBIT G2 can enhance the availability of systems through parallel processing. In principle, the number of servers that can be used in parallel is unlimited (depending on the system environment), and since the data can be allocated automatically, the burden on the persons in charge of analysis and system administrators can also be minimized.

KIBIT-Connect is an API that can link to customers’ business systems and enable the development of AI applications by external development partners. Through the link between a company’s internal system and the KIBIT G2 engine in the cloud, data is seamlessly collected via KIBIT-Connect, including registration of text data, creation of training data, and the provision of scoring which comprises the analytical results. As a result, KIBIT-Connect enables seamless API collaboration between KIBIT and the systems of partners and customers.

We changed the course of sales route expansion through collaboration with partners in the AI Solution segment. We are making a shift from promoting the sale of our own solutions to a system where we insert our AI engine into partners’ systems and solutions.

We launched FRONTEO AI BizDevOps Lab, a facility that promotes and supports the adoption of AI. This facility assists customers in overcoming obstacles to AI adoption by creating and optimizing training data and conducting analysis on results derived from AI. The facility provides these services based on successful examples of adoption and accumulated expertise. The company anticipates that it will be able to more quickly and effectively make proposals to customers and give feedback to its technological team.

Healthcare

We have found that AI technologies utilized in the legal field have a strong affinity with information management and analysis needs in medical settings. On May 16, 2018, we launched a  new healthcare industry AI system, Concept Encoder and obtain its patent. Concept Encoder was developed with the aim of effective, evidence-based analysis and utilization of healthcare-related big data, including large bodies of free-entry text data. The program incorporates significance test and other crucial statistical methods for evidence-based medicine (EBM), the gold standard of practice among healthcare professionals, and applies this to natural language analysis. By utilizing

Concept Encoder, we contribute to solving issues presented in the medical field such as diagnosis support, healthcare operation support, pharmaceutical industry support and healthcare information support.

Precision Medicine AI system, currently under development, uses the Concept Encoder AI engine to enable anyone to access the latest and most appropriate information. It helps to mitigate the challenges faced by medical professionals by dealing with the enormous mass of medical reports and papers with explanations that are consistent with a given patient’s level of understanding.

A system to mitigate patients’ risk of falling, currently under development, records symptoms which are regarded as potential signs of a patient’s risk of falling in an electronic medical record and scores them. It supports decisions on care plans by identifying patients with a high risk of falling.

Through Pharmacovigilance support (PV, Side effects report), with the Concept Encoder AI identifying cases of adverse side effects through analysis of text data in the reports, pharmaceutical companies are provided with support to enhance accuracy of medicinal monitoring and pharmacovigilance tasks and improve efficiency.

Our LegalTech AI service operations in Japan, the U.S. and Asia and our AI Solution based service in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision maker utilizes various measurements which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

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

Sales by Market and Segment

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision-maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services (“LegalTech AI services”) which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S.-based attorneys who  use the services of FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. for clients based in Asia other than Japan. FRONTEO and its domestic subsidiaries, FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. also provide AI-based business services in the data marketing industry.

After reorganizing its business activities to enhance the management of cross-border transactions, the Company’s reportable segments have changed and are now the same as its operating segments: the LegalTech AI business and the AI Solution business.

The Company’s LegalTech AI business operations in Japan, the U.S. and Asia, and AI Solution business in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision-maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision-maker utilizes various measurements, which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

The AI Solution has continued to perform steadily in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented KIBIT products increased to 176 (2.2 times year on year) in the AI Solution business, which employs a stock business model. Supported by further accelerating investment opportunities in this market, net sales in the overall AI Solution business for the fiscal year ended March 31, 2019, increased by 56.7% year on year, resulting in record high net sales, and the business was profitable throughout the fiscal year for the first time

Each business within the LegalTech AI segment recognizes revenue for which the segment has direct contractual relationships with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S. -based law firms representing corporate clients in Asia. If the Company’s Legal Tech services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. segment although the end corporate client may be located in areas other than the U.S.

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

As of July 1, 2019, in Japan, we have applied for patents for 38 inventions and have been granted patents on 9 of them and in the United States, we have applied for patents for 22 inventions and have been granted patents on 3 of them. Moreover, many trademarks have been registered in many countries across the world, including “FRONTEO,” “KIBIT,” “Lit i View,” and “Landscaping” as brands representing the uniqueness of the above technologies.

To provide certain eDiscovery services to our clients, we have license agreements with software suppliers.

Competition

The eDiscovery and digital forensics solutions and services markets in the United States and Asia are intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent solution introductions, changes in client demands and evolving industry standards. Moreover, realignment of markets in the United States and Asia have been active in the past few years while competitors vary in size, scope and breadth of solutions and services offered. Competitors include Epiq, Catalyst, Access Data Group, FTI Consulting, Inc, KPMG, KLDiscovery, Inc., and Consolio.

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

Although many of our competitors have greater resources and name recognition, we believe we compete favorably on the basis of the other competitive factors listed above. We believe our solutions and services, supported by our AI technology based on tacit knowledge, enable a process that permits the automated identification of relevant text in Asian languages, thus improving accuracy, reducing the number of steps in the review process and generating significant savings in time and cost of document review. Specifically, we believe that our predictive coding solution powered by our AI technology allows us to accurately handle English- and Asian-language characters, encoding schemes and native file systems, and provides us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader solution offerings.

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

4.C.       ORGANIZATIONAL STRUCTURE

As of July 1, 2019, FRONTEO has two Japanese subsidiaries and three overseas subsidiaries. The following table sets forth for each of FRONTEO’s consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

		Proportion of
Name of Consolidated	Jurisdiction of	ownership and
Subsidiary	Incorporation	voting interest	Principal Activities
P.C.F. FRONTEO, Inc. (1)	Japan	60.0%	Credit card forensic investigation business
FRONTEO Healthcare, Inc. (2)	Japan	100.0%	Analysis of large volume medical data
FRONTEO USA, Inc. (3)	U.S.	100.0%	eDiscovery product marketing and sales
FRONTEO Korea, Inc.(4)	South Korea	100.0%	eDiscovery product marketing and sales
FRONTEO Taiwan, Inc.(5)	Taiwan	100.0%	eDiscovery product marketing and sales

The FRONTEO group consists of FRONTEO, Inc. and five consolidated subsidiaries. The group companies are engaged in large volume data analysis business activities as represented by eDiscovery services.

(1)	P.C.F. FRONTEO, Inc. was established in 2010 as a subsidiary of FRONTEO, Inc. and International Certificate Authority of Management System Co., Ltd. which owns 40%.
(2)	FRONTEO Healthcare, Inc. was established in April 2015 as a wholly-owned subsidiary of FRONTEO, Inc.
(3)

FRONTEO USA, Inc. (formerly EvD, Inc.) was acquired by FRONTEO, Inc. in July 2015 and absorbed UBIC North America, Inc. in 2016, which was established in 2007 as a wholly-owned subsidiary of FRONTEO, Inc.

(4)	FRONTEO Korea, Inc. was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.
(5)	FRONTEO Taiwan, Inc. was established in 2011 as a wholly-owned subsidiary of FRONTEO, Inc.

4.D.       PROPERTY, PLANT AND EQUIPMENT

Property and equipment and capitalized computer software costs recorded on our consolidated balance sheet as of March 31, 2018 and March 31, 2019 consisted of the following:

	As of March 31,
	2018	2019
	(thousands of yen)

Leasehold improvement	¥299,614	¥336,537
Furniture and fixtures	133,375	136,540
Computers	1,254,982	1,413,276
Assets under capital lease, principally office equipment	253,905	264,115
Motor vehicles and transport equipment	9,653	10,045
Capitalized computer software costs	2,662,072	3,011,916
Other	―	12,550
Total	4,613,601	5,184,979
Accumulated depreciation and amortization	(3,054,784)	(3,331,901)
Property and equipment and capitalized computer software, net	¥1,558,817	¥1,853,078

During the year ended March 31,2018, the Company recorded impairment charges on leasehold improvements of ¥341,578 thousand. See Note 26 of the footnotes to the consolidated financial statements.

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

Our corporate headquarters are located in Tokyo, Japan, where we lease approximately 35,583 square feet of commercial space under a lease that expires in September 2019. The management intends to renew the lease as we use this space for our principal sales, research and development, client service and administrative purposes.

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.       OPERATING RESULTS

You should read the following discussion of our financial condition and results of operations together with Item 3.A., Selected Financial Data of this annual report on Form 20-F and our consolidated financial statements and the notes to those financial statements beginning on page F-1 of this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those in Item 3.D., Risk Factors of this annual report on Form 20-F.

Overview

We operate with the mission of “Being a Bright Value-Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,”, making full use of our sophisticated information analysis technologies, particularly a proprietary AI-based search engine called KIBIT and Concept Encoder (CE), to create an environment in which users can obtain essential and relevant information and also solve challenges faced by society in a wide array of fields, from the Company’s initial business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, and healthcare.

During the fiscal year ended March 31, 2019, the ongoing trade tensions between the U.S. and China, and heightened uncertainty in geopolitical risk posed an increased concern to the global economy, weighing on global financial and capital markets and leading to further deregulation and liberalization of these markets. The Japanese economy remained in a state of moderate recovery as consumer spending recovered to levels closer to normal as a result of a better employment environment and improved income.

IT-related investments in the corporate sector remained stable throughout the fiscal year as companies pursued operational efficiency and productivity enhancements to address a heightened sense of scarce human resources. The focus of discussions about AI has shifted from concerns over how AI will displace jobs to ways to achieve economic development using AI technologies to automate operations and enhance productivity to tackle increasingly scarce human resources and resolve social issues at the same time. Further, discussions and actions have been actively underway regarding tackling challenges posed by a lack of availability of learning data, creation of laws governing AI, the shortage of AI talent, and a comparison of government budgets for the AI field. All these discussions indicate that the AI industry has progressed from the effective assessment stage to the social implementation stage. Under these circumstances, the Company has leveraged its experience and expertise as a front runner in the introduction of AI into the business sector, ahead of many industry peers, to further exploit AI market opportunities. As a result, according to ITR Market View: AI Market 2018, a market survey report issued by ITR Corporation, the Company has held the number one market share position in Japan in the field of multi-language analytics using AI for three consecutive years from fiscal year 2016 (prediction for fiscal year 2018) and continues to enhance its market presence as a provider of AI solution.

The eDiscovery market for the LegalTech AI segment (comprised of contracts with companies in Asia) is expected to continue to expand at approximately 15% annually from 2017 to 2023, according to Mordor Intelligence, as the volume of electronically stored information in eDiscovery process is expected to increase. Meanwhile, the pressure for lower prices of analysis service per data volume increases each year, which has led a number of vendors to suffer from unprofitable projects. Under such circumstances, the competition among vendors to win large and profitable projects has become fierce. As a result, some eDiscovery vendors outsource their review process, which has high labor costs and low profit margins, to subcontractors, while some outsource the process to offshore vendors to lower costs. These measures, however, may compromise the quality of the review process, which is the core of eDiscovery services, and thus are undesirable. While outsourcing to offshore vendors exposes vendors to high risk in terms of service quality and confidentiality, it is unsustainable to continue the current manual processes, given that data volume continues to increase. The Company believes that the quality of the review process impacts the outcome of litigation and, therefore, an eDiscovery vendor who has a comprehensive review process and accomplishes both high service quality and low cost using AI technology would more likely gain a dominant position in the market. Considering these changes in the business environment, identified as a focal point of the technology field, the Company has set the goal of achieving “the total automation of eDiscovery process” and has been devoted to research and development activities.

During the fiscal year ended March 31, 2019, we released “KIBIT Automator” in March 2019, a tool that decreases by half the time for document review operations, which is the most time-consuming component of the eDiscovery process, using the KIBIT AI. This tool improves the efficiency of document review operations. Further, using the tool enables us to implement a clear document volume-based rate model, in addition to the work volume-based rate system, which is the current industry standard.

In addition to eDiscovery services, with respect to the forensic services of the LegalTech AI segment, demand for thorough analysis of a large volume of data in a short period of time using AI has surged in line with an increase in the number of newly established third-party committees for accounting fraud investigations in Japan. In the fiscal year ended March 31, 2019, the Company was engaged in large-scale forensic projects, which were resolved using its AI technology. Sales of these services in the fiscal year ended March 31, 2019 increased by 69.9% compared with the previous year, and the Company will continue to focus on this prospective growth field.

The business intelligence and healthcare fields of the AI Solution segment continued to perform steadily in Japan, and the number of companies that have implemented KIBIT products increased to 176 (2.2 times year on year). Supported by further accelerating investment opportunities in this market, net sales in the overall AI Solution segment increased by 56.7% for the fiscal year ended March 31, 2019 from the prior year, which marked a record high revenue and represented a profit for this segment.

Business intelligence revenue increased for the fiscal year ended March 31, 2019, driven by an increase in the number of companies that have implemented our products for use in the fields of finance and intellectual property and larger-scale projects. In November 2018, we launched “KIBIT G2” (G2 means “Generation 2”), a next-generation AI engine that strengthens the Company’s independently developed AI-based engine KIBIT and increases versatility in incorporating AI and “KIBIT-Connect,” an application programming interface (“API”) that facilitates links with external systems.  Since the field of natural language processing and AI presents a promising opportunity for development, we are aiming to promote further market development to become an industry leader and the de facto standard.

In addition to the business intelligence field, the healthcare business has also achieved results in the development of new technologies that respond needs in the healthcare field. In November 2018, the Company obtained a patent on its second proprietary AI-based search engine, Concept Encoder (“CE”). Also, in the three-month period ended December 31, 2018, the Group has begun to provide “New Candidate Medications Discovery” technology to pharmaceutical companies using the vectorization technology of CE. In addition, the Company has made progress in medium- to long-term projects developing products (joint research and/or contracted development projects), including the Prediction of Patient Fall System, Pain Care Support AI System, and Project for Objective Measures using Computational Psychiatry Technology. The Company will continue to build on the strength of CE to enable statistical verification of analytical processes and promote the utilization of big data and delivery of solutions in the healthcare field.

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

Generally, the weakening of the Japanese yen against other foreign currencies, particularly the U.S. dollar, has a positive effect on our revenue, operating income and net income. Likewise, the strengthening of the Japanese yen against the U.S. dollar has the opposite effect. During the fiscal year ended March 31, 2017, the average month-end exchange rate of the Japanese yen against the U.S. dollar was ¥108.31. The Japanese yen appreciated against the U.S. dollar from ¥112.42 on March 31, 2016 to ¥111.41 on March 31, 2017 while fluctuating between ¥114.19 and ¥100.07 against the U.S. dollar. During the fiscal year ended March 31, 2018, the average month-end exchange rate of the Japanese yen against the U.S. dollar was ¥110.70. The Japanese yen appreciated against the U.S. dollar from ¥111.41 on March 31, 2017 to ¥106.20 on March 31, 2018 while fluctuating between ¥114.25 and ¥104.83 against the U.S. dollar. During the fiscal year ended March 31, 2019, the average month-end exchange rate of the Japanese yen against the U.S. dollar was ¥111.01. The Japanese yen depreciated against the U.S. dollar from ¥106.20 on March 31, 2018 to ¥110.68 on March 31, 2109 while fluctuating between ¥114.19 and ¥105.99 against the U.S. dollar.

Results of Operations

The following table summarizes our consolidated statements of operations for the periods indicated in thousands of yen and as a percentage of total revenues, which represented ¥11,220.8 million, ¥12,144.2 million and ¥11,254.6 million in the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

	For the year ended March 31,
	2017		2018		2019
	(thousands of yen)
Revenue	¥11,208,041	99.9%	¥12,128,568	99.9%	¥11,240,100	99.9%
Operating revenue from reimbursed direct costs	12,734	0.1	15,675	0.1	14,526	0.1
Total revenue	11,220,775	100.0	12,144,243	100.0	11,254,626	100.0
Cost of revenue	6,904,980	61.5	6,980,578	57.5	6,337,508	56.3
Reimbursed direct costs	12,734	0.1	15,675	0.1	14,526	0.1
Selling, general and administrative expenses	5,481,912	48.9	4,945,915	40.7	4,550,456	40.4
Restructuring charge	―	―	781,372	6.4	―	―
Total operating expense	12,399,626	110.5	12,723,540	104.8	10,902,490	96.9
Operating income (loss)	(1,178,851)	(10.5)	(579,297)	(4.8)	352,136	3.1
Interest income	3,634	*	2,658	*	2,580	*
Interest expense	(125,743)	(1.1)	(94,516)	(0.8)	(121,398)	(1.1)
Gain (loss) on derivatives	43,594	0.4	(56,861)	(0.5)	107,951	1.0
Foreign currency exchange gain (loss)	(13,751)	(0.1)	(137,065)	(1.1)	(18,772)	(0.2)
Dividend income	14,400	0.1	11,250	*	14,400	0.1
Gain on revaluation of investments in securities	―	―	―	―	23,400	0.2
Other—net	(60,255)	(0.5)	67,929	0.6	(30,638)	(0.3)
Income (loss) before income taxes	(1,316,972)	(11.7)	(785,902)	(6.5)	329,659	2.9
Income taxes (benefit)	(458,109)	(4.1)	(101,857)	(0.8)	101,291	0.9
Net income (loss)	(858,863)	(7.7)	(684,045)	(5.6)	228,368	2.0
Less: Net income attributable to noncontrolling interests	6,224	*	10,617	*	10,133	*
Net income (loss) attributable to FRONTEO, Inc. shareholders	¥(865,087)	(7.7)%	¥(694,662)	(5.7)%	¥218,235	1.9%

*Less than 0.1%

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Total revenue

Total revenue for the year ended March 31, 2019, decreased ¥889.6 million, or by 7.3%, to ¥11,254.6 million compared with the prior year’s ¥12,144.2 million.

Revenue from the LegalTech AI business decreased by ¥1,472.2 million, or 13.0%, to ¥9,834.8 million for the year ended March 31, 2019, from ¥11,307.1 million in the prior year. The decrease in LegalTech AI revenue was due to certain large projects in eDiscovery services that were initially expected to contribute to revenue in the second half of the fiscal year failing to materialize and a change in the schedule of other projects. The decrease was partially offset by an increase in forensic services as the demand for thorough analysis of a large volume of data using AI has surged together with the increased number of newly established third-party committees for accounting fraud investigations in Japan.

Revenue from the AI Solution business increased ¥516.6 million, or by 56.7%, to ¥1,427.2 million for the year ended March 31, 2019, from ¥910.7 million in the prior year, supported by further accelerating investment opportunities in this market. This AI Solution revenue markeda  record high for the fiscal year, driven by good performance in the fields of business intelligence and healthcare in Japan. The number of companies that have implemented KIBIT projects has increased from 80 to 176, or 2.2 times year-on-year increase in the AI Solution business.

Cost of revenue

Cost of revenue decreased ¥643.1 million, or by 9.2%, to ¥6,337.5 million, for the fiscal year ended March 31, 2019, from ¥6,980.6 million in the prior year. The decrease in the overall cost of revenue was primarily related to restructuring of FUSA in the prior year, as described below, in addition to the decrease in the cost of software amortization related to the LegalTech AI business as certain capitalized software for internal-use had been fully amortized in the prior year. The decrease in the cost of revenue was partially offset by an increase in the cost of development for the AI Solution business in support of revenue increases during the year.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased ¥395.5 million, or by 8.0%, to ¥4,550.5 million for the fiscal year ended March 31, 2019, from ¥4,945.9 million in the prior fiscal year. The decrease in the selling, general and administrative expenses was primarily due to restructuring of FUSA in the prior year as described below. The decrease in selling, general and administrative expenses was partially offset by an increase in professional fees related to audit fees and preparation for the auditor attestation requirements of the Sarbanes-Oxley Act of 2002.

Restructuring Charge

During the year ended March 31, 2018, we implemented a restructuring plan streamlining our overall cost structure through overhead and infrastructure cost reductions. The restructuring charges of ¥781.4 million incurred in carrying out the plan primarily consisted of severance payments, lease exit costs and impairment loss on office fixed assets. Charges and other costs related to the workforce reduction and structure realignment are presented as restructuring charges in the Consolidated Statements of Operations and related footnote to the financial statement. We substantially completed this restructuring plan in the year ending March 31, 2019.

Operating income (loss)

Operating income for the fiscal year ended March 31, 2019 was ¥352.1 million, compared to an operating loss of ¥579.3 million for the fiscal year ended March 31, 2018, as a result of the restructuring, which reduced the overall cost of revenue and operating expenses in the U.S. subsidiaries.

Other

•

Interest income for the fiscal year ended March 31, 2019 was ¥2.6 million, or a slight decrease from the prior year of ¥2.7 million, due to a decrease in cash and cash equivalent balances during the year.

•

Interest expense for the fiscal year ended March 31, 2019 increased ¥26.9 million to ¥121.4 million from the prior year’s ¥94.5 million,  due primarily to an arrangement fee incurred for an increase in a short-term revolving credit facility agreement in January 2019.

•

We recorded a gain on derivatives for the year ended March 31, 2019 of ¥108.0 million compared to a loss on derivatives of ¥56.9 million in the prior year, due primarily to a change in the notional principle balance of the Japan Bank for International Corporation (“JBIC”) loan balance and the fluctuation of actual foreign currency exchange rate.

•

We incurred foreign exchange loss of ¥18.8 million for the year ended March 31, 2019, compared to foreign exchange loss of ¥137.1 million in the prior year, due to foreign exchange loss from a weakening of the Japanese yen against the U.S. dollar, partially offset by a gain from a debt-to-equity swap of a dollar-denominated intercompany receivable to equity in May 2018.

•	Dividend income for the year ended March 31, 2019 was ¥14.4 million, compared to ¥11.3 million for the year ended March 31, 2018.

•

We recorded a gain on revaluation of investments in equity securities of ¥23.4 million for the year ended March 31, 2019 after adopting ASU No. 2016-01 to revalue equity securities at fair value effective from the quarter beginning April 1, 2018.

•

Other loss for the year ended March 31, 2019 was ¥30.6 million compared to other gain of ¥67.9 million for the year ended March 31, 2018, primarily related to a one-time gain recorded in the prior year from a reversal of an earn-out and other miscellaneous income.

Income tax expense (benefit)

Income tax for the fiscal year ended March 31, 2019 was ¥101.3 million, and the effective tax rate for the year was 30.7%, compared to income tax (benefit) of (¥101.9) million and an effective tax rate of 13.0% for the fiscal year ended March 31, 2018. The increases in income tax and related effective tax rate from the prior year are primarily attributable to taxable income and a change in valuation allowance. The effective tax rate of 13% in the prior year resulted from an increase in valuation allowance for deferred tax assets of ¥151.2 million, associated with the realizability of net operating loss carryforward of foreign subsidiaries. In addition, there was a one-time adjustment to deferred tax assets and liabilities from the federal corporate income tax rate reduction. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was enacted in the U.S., and the federal corporate income tax rate was reduced from 35% to 21% from the fiscal year commencing on April 1, 2017. The adjustment to deferred tax assets and liabilities for the tax rate change was a tax benefit of ¥26.3 million for the year ended March 31, 2018. The impact of other changes made by the Act was not material.

Net income (loss) attributable to FRONTEO, Inc. shareholders

Net income attributable to FRONTEO, Inc. shareholders for the year ended March 31, 2019 was ¥218.2 million, compared to net (loss) attributable to FRONTEO, Inc. shareholders of (¥694.7) million for the year ended March 31, 2018. The significant increase in profit by ¥912.9 million was largely attributable to the restructuring implemented in the prior year.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Total revenue

Total revenue for the year ended March 31, 2018, increased by ¥923.5 million, or 8.2%, to ¥12,144.2 million compared with the year ended March 31, 2017 of ¥11,220.8 million.

Revenue from our LegalTech AI business increased by ¥410.1 million, or 3.8%, to ¥11,307.1million in the year ended March 31, 2018 from ¥10,897.0 million in the comparable period in the previous year. The increase in revenue from our LegalTech AI business was due to winning major contracts in South Korea and Taiwan, as well as the effects of the establishment of the cross-border operating platform.

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

Income tax expense (benefit)

Income tax (benefit) for the fiscal year ended March 31, 2018 was (¥101.9) million, compared to an income tax (benefit) of (¥458.1) million for the fiscal year ended March 31, 2017. Our effective tax rates for the years ended March 31, 2017 and 2018 were 34.8% and 13.0%, respectively. The effective tax rate of 34.8% for the year ended March 31, 2017 was primarily due to earnings of foreign subsidiaries taxed at different rates from the statutory rate and partially offset by an increase in valuation allowance. The effective tax rate of 13.0% for the year ended March 31, 2018 was primarily due to an increase in valuation allowance of deferred tax assets of ¥151.2 million attributable to the realizability of net operating loss carryforward of foreign subsidiaries. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was enacted in the U.S., and the federal corporate income tax rate was reduced from 35% to 21% from the fiscal year commencing on April 1, 2017. The adjustment to deferred tax assets and liabilities for the tax rate change was a tax benefit of ¥26.3 million for the year ended March 31, 2018. The impact related to other changes from the Act are not material.

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

Operating Segments

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses, and for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company provides a variety of eDiscovery and forensic services (“LegalTech AI”), which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S.-based attorneys who contracted with  FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. for clients based in Asia other than Japan. FRONTEO and its domestic subsidiaries, FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. also provide AI-based business services in the healthcare and data marketing industries.

The Company reorganized business activities to organize the management of cross-border transactions in fiscal year 2018. The Company has now integrated all resources and operation systems by business category: LegalTech AI and AI Solution. As a result, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. The following corresponding information for the prior year was restated based on the change in reportable segments.

The Company’s LegalTech AI operations in Japan, the U.S. and Asia, and AI Solution business in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision-maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision-maker utilizes various measurements, which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Each LegalTech AI segment recognizes revenue for which the segment has direct contractual relationships with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S. -based law firms representing corporate clients in Asia. If the Company’s services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S., although the end corporate client may be located in areas other than the U.S.

From the end of the fiscal year ended March 31, 2019, the name of one of the Company’s reportable segments has  been changed from the LegalTech business to the LegalTech AI business. The change is applicable only to the name, and therefore, there will be no effect on the relevant segment information.

The Group modified the classification and allocation of selling, general, and administrative expenses, associated with the change in the management classification, effective from the year ended March 31, 2019, and the segment information for the year ended March 31, 2017 and 2018, is presented under the new classification.

The Company’s reportable segments are the same as its operating segments, which was presented based on Japanese GAAP with U.S. adjustments.

Segment information for the years ended March 31, 2017, 2018 and 2019 is presented below:

The format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP.

Revenue:

	Thousands of Yen
	2017	2018	2019
LegalTech AI
Outside customers	¥10,897,030	¥11,307,082	¥9,834,826
Total	10,897,030	11,307,082	9,834,826

AI Solution
Outside customers	310,700	910,687	1,427,243
Total	310,700	910,687	1,427,243
Unallocated amounts:
Eliminations	—	—	—

Total revenue after eliminations	11,207,730	12,217,769	11,262,069

Adjustments*(1)	13,045	(73,526)	(7,443)

Total consolidated revenue	¥11,220,775	¥12,144,243	¥11,254,626

*(1)These amounts primarily represent the net impact of adjustments arising from differences in the timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measures:

	Thousands of Yen
	2017	2018	2019
Segment profit (loss)
LegalTech AI	¥(923,525)	¥460,263	¥110,773
AI Solution	(283,138)	(282,548)	133,637

Total segment profit (loss) after eliminations	(1,206,663)	177,715	244,410

Adjustments*(2)	27,812	(757,012)	107,726

Total consolidated operating loss	(1,178,851)	(579,297)	352,136

Unallocated amounts:
Interest income	3,634	2,658	2,580
Interest expense	(125,743)	(94,516)	(121,398)
Gain (loss) on derivatives	43,594	(56,861)	107,951
Foreign currency exchange (loss)	(13,751)	(137,065)	(18,772)
Dividend income	14,400	11,250	14,400
Gain on revaluation of investments in wecurities	—	—	23,400
Other-net	(60,255)	67,929	(30,638)

Total consolidated income (loss) before income taxes	¥(1,316,972)	¥(785,902)	¥329,659

*(2)Adjustments for the year ended March 31, 2017 primarily relate to the difference between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, and the remeasurement of earn-outs. Adjustments in the year ended March 31, 2018 primarily relate to the differences of presentation between U.S. GAAP and Japanese GAAP for restructuring charges. Under U.S. GAAP, restructuring charges should be presented as operating expense, compared to non-operating expense under Japanese GAAP. Adjustments for the year ended March 31, 2019 primarily relate to the differences of presentation between U.S. GAAP and Japanese GAAP for revenue recognition and amortization of goodwill.

Segment Assets:

Thousands of Yen
	2018	2019
Segment assets

LegalTech AI	¥11,716,651	¥11,572,516
AI Solution*(3)	2,862,136	1,870,108

Total segment assets after eliminations	14,578,787	13,442,624

Adjustments*(4)	88,919	399,928

Total consolidated assets	¥14,667,706	¥13,842,552

*(3)The Company recognized an impairment loss on long-lived assets of ¥73,161 thousand for the year ended March 31, 2018 related to property and equipment and software owned by FRONTEO Healthcare, Inc.  The Company recognized an impairment loss on long-lived assets of ¥8,920 thousand for the year ended March 31, 2019 related to software.

*(4)Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization, and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2017	2018	2019
Capital expenditures
LegalTech AI	¥984,865	¥491,990	¥666,444
AI Solution	384,606	308,373	300,221

Total consolidated capital expenditures	¥1,369,471	¥800,363	¥966,665

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2 of the footnotes to the consolidated financial statements.

Other Significant Items:

	Thousands of Yen
	2017	2018	2019
Depreciation and amortization
LegalTech AI	¥913,480	¥840,061	¥697,673
AI Solution	125,716	175,386	119,825

Total depreciation and amortization	1,039,196	1,015,447	817,498

Adjustments	9,431	1,527	(1,631)

Total consolidated depreciation and amortization	¥1,048,627	¥1,016,974	¥815,867

Geographic information:

	2017	2018	2019

Revenue from outside customer
Japan	¥4,042,023	¥3,888,155	¥4,804,635
US	6,800,965	7,712,138	5,327,612
Korea	291,455	492,836	643,352
Other	86,332	51,114	479,027
Total	¥11,220,775	¥12,144,243	¥11,254,626

Long live assets held
Japan	¥375,692	¥337,583	¥275,756
US	771,734	360,166	375,414
Korea	29,829	57,480	50,479
Other	―	653	30,637
Total	¥1,177,255	¥755,882	¥732,286

Entity-Wide Information:

For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand, representing approximately 11.2 percent of consolidated revenue. For the year ended March 31, 2018, revenue from TMI Associates amounted to ¥1,094,979 thousand, representing approximately 9.0 percent of consolidated revenue. For the year ended March 31, 2019, there were no major customers that represented more than 10% of the consolidated revenue.

The information concerning revenue by service category for the years ended March 31, 2017, 2018 and 2019, is presented below:

	Thousands of Yen
	2017	2018	2019
eDiscovery
Review	¥2,696,074	¥3,149,787	¥2,654,549
Collection, Process	2,778,186	2,911,634	1,725,055
Hosting	4,987,123	4,813,290	4,838,178
Total	10,461,383	10,874,711	9,217,782
Forensic	448,693	358,843	609,601
Business intelligence	287,862	620,102	1,169,896
Healthcare	149	132,967	179,688
Foreign	22,688	157,620	77,659
Total revenue	¥11,220,775	¥12,144,243	¥11,254,626

For the year ended March 31, 2019, the revenue that was formerly included in “Digital Communication” was transferred to “Business intelligence.” In accordance with this change, the figures for the years ended March 2017 and 2018 have been restated to conform to the current year presentation.

Long-lived assets held in Japan, the U.S., Korea, and Other as of March 31, 2019 were ¥275,756 thousand, ¥375,414 thousand, ¥50,479 thousand and ¥30,637 thousand, respectively. Long-lived assets include property and equipment.

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

Revenue Recognition

Effective as of April 1, 2018, the Company is applying the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method. — i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of retained earnings (or accumulated deficit) on April 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of April 1, 2018.

Revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

Step 1:	identification of the contract with a customer;
Step 2:	identification of the performance obligations in the contract;
Step 3:	determination of the transaction price;
Step 4:	allocation of the transaction price to the performance obligations in the contract
Step 5:	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as the Company satisfies a performance obligation by transferring control over a good or service to a customer. For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

For contracts with customers that contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct or as a series of distinct obligations if the individual performance obligations meet the series of criteria. Determining whether goods and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, account available information such as historical selling prices, geographic location, and the Company’s price list and discount policy.

For further details of the Company’s revenue recognition policy and the effect of the adoption of ASC606, please refer to Note 17 of footnotes to the consolidated financial statements.

Useful Lives of Property and Equipment

Property and equipment, net, recorded on our balance sheet was ¥732.3 million as of March 31, 2019, representing 5.3% of our total assets. The values of our property and equipment, including assets under capital leases which are primarily office equipment, are recorded in our financial statements at cost, while depreciation and amortization are computed using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

Our depreciation expenses for property and equipment for the years ended March 31, 2017, 2018 and 2019 were ¥351.8 million, ¥352.3 million and ¥282.0 million, respectively.

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded in each fiscal year. We determine the useful lives of our assets at the time the assets are acquired and base our determinations on expected use, experience with similar assets as well as taking into account anticipated technological or other changes. Estimated useful lives by major asset classes as of March 31, 2019, were as follows:

Leasehold improvements	6 to 15 years
Furniture and fixtures	4 to 20 years
Computers	5 years
Assets under capital leases, primarily office equipment	5 to 7 years

If technological or other changes were to occur more rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets may need to be shortened, or we may need to sell or write off the assets, resulting in recognition of increased depreciation and amortization or losses in future periods. Our losses on disposal and impairment of property and equipment for the fiscal years ended March 31, 2017, 2018, and 2019 were ¥43.4 million, ¥415.4 million and ¥7.6 million, respectively. Of the ¥415.4 million for the year ended March 31, 2018, ¥342 million was impairment charges on leasehold improvements associated with restructuring to reorganize the Company’s U.S. LegalTech AI business.

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

Useful Lives of Capitalized Computer Software

Capitalized computer software costs, net recorded on our balance sheet were ¥1,120.8 million as of March 31, 2019, representing 8.1% of our total assets. The values of our capitalized computer software costs are recorded in our financial statements at cost, and amortization is computed using the straight-line method based on the estimated useful life of the software.

Certain internal software development costs incurred in the creation of computer software products for internal use are capitalized when the preliminary project phase is completed and when management, with the relevant authority, authorizes and commits funding to the project and it is probable that the project will be completed, and the software will be used to perform the function intended. Amortization of capitalized computer software costs begins in the period each module or component of the product is ready for its intended use.

Our amortization expense for capitalized computer software costs for the fiscal years ended March 31, 2017, 2018 and 2019 were ¥455.9 million, ¥504.0 million and ¥351.5 million, respectively.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, including in process research and development (“IPR&D”), if any, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Goodwill is not amortized and is tested annually for impairment of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are our operating segments or one level below the operating segments. If we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If we conclude otherwise or elect not to perform the qualitative assessment, then we are required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015 and thereafter, we elected to perform the aforementioned qualitative assessment of goodwill as of the measurement date of January 1. During the year ended March 31, 2019, we performed a quantitative assessment of goodwill and confirmed that the carrying amount of a reporting unit exceeded its fair value. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful life. The Company also assessed the goodwill for impairment immediately after the Company changed its operating segments, which occurred subsequent to the annual impairment testing. The goodwill is recorded in the LegalTech AI segment.

Intangible assets primarily consist of customer relationships and trademarks. We have estimated the weighted average amortization periods for the customer relationship, noncompete agreement, favorable leases, trademarks to be 15 years, 3 years and 3 years, and 10 years, respectively.

Valuation of  Investments

The Company’s investments in securities consist of equity securities. Investment in equity securities with readily determinable fair values that are not accounted for under the equity method are recorded at fair value, which is determined based on quoted market prices. The changes in fair values are recognized in net income. The Company measures non-marketable equity securities without readily determinable fair values at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer. The cost of securities sold is determined based on the average cost method.

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

We recorded ¥53.0 million, ¥65.1 million and ¥21.6 million as share-based compensation expense for the years ended March 31, 2017, 2018 and 2019, respectively. The fair value of paid stock options is reduced by the cash consideration received.

Retirement and Severance Benefits

The Company has defined benefit severance indemnity plans which consist primarily of defined benefit indemnity plan covering substantially all employees in Japan. Under the severance indemnity plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause. The projected benefit obligation at March 31, the measurement date, is recognized in the consolidated balance sheet. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and includes service cost and interest cost. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined as 10 percent of the projected benefit obligation.

The actuarial assumptions used to determine the year-end benefit obligation and the net periodic retirement cost for the fiscal year are presented in Note 11 of the footnotes to the consolidated financial statements.

The Company expects to contribute ¥14,696 thousand to its defined benefit pension plan in the year ending March 31, 2020. Plan assets cover the defined benefit plan for employees of a certain subsidiary. The Company’s funding policy with respect to the plan is to contribute annually its employees’ monthly salary to the plan. Plan assets are life insurance pooled investment portfolios, which are managed by an insurance company and guarantee a rate of return. The life insurance pooled investment portfolios are valued at conversion value and are classified as Level 2. The definition of Level 2 is presented in Note 15 of the footnotes to the consolidated financial statements.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense in the consolidated statements of operations. We had no unrecognized tax benefits during the years ended March 31, 2017, 2018 and 2019.

Although we believe that the amount of net deferred tax assets will be realized, this could change in the near term if estimates of future taxable income are revised and the effect on our consolidated financial position and results of operations could be significant.

The change in the valuation allowance for the year ended March 31, 2017 includes an increase of ¥50.5 million in the valuation allowance of foreign subsidiaries in the U.S. and domestic subsidiaries as of March 31, 2017 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2017 and a decrease of ¥1.7 million in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

The change in the valuation allowance for the year ended March 31, 2018 includes an increase of ¥177.1 million in the valuation allowance of foreign subsidiaries in the U.S. and domestic subsidiaries as of March 31, 2018 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2018 and a decrease of ¥25.9 million in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

The change in the valuation allowance for the year ended March 31, 2019 includes an increase of ¥25.7 million in the valuation allowance of foreign subsidiaries in the U.S. and domestic subsidiaries as of March 31, 2019 for the deferred tax assets arising from their operating loss carryforwards incurred during the year ended March 31, 2019 and a decrease of ¥35.1 million in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

On March 29, 2016, amendments to Japanese tax regulations were enacted into law. As a result, the combined Japanese statutory rate was reduced from 32.34 % to 30.86 % for the two years from April 1, 2016 to March 31, 2018 and from 30.86 % to 30.62 % from the fiscal year beginning April 1, 2018. The impact of the tax law changes was a net deferred income taxes benefit of ¥18.1 million for the year ended March 31, 2016.

Recent Accounting Pronouncements

See Note 1 of the footnotes to the consolidated financial statements.

5.B.       LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operating activities, and issuances of short-term and long-term bank borrowings and equity securities. As of March 31, 2018, and 2019, we had cash and cash equivalents of ¥5,127.3 million and ¥3,922.8 million, respectively.

Short-term and long-term bank borrowing

Short-term and long-term bank borrowings provide us with important sources of funds for acquisitions of business and capital equipment as well as for working capital needs to support business growth and technology development.

As of March 31, 2018, and 2019, the Company’s short-term debt consisted of bank borrowings of ¥1,500 million and ¥1,100 million, respectively, with a weighted average interest rate, 0.6% and 0.57%, respectively.

On January 23, 2019, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,700 million that matures on January 27, 2020. The balance of borrowings under the revolving credit facility was ¥1,100 million on March 31, 2019.

Bank of Mitsubishi UFJ has been our main financing bank since our founding. Bank of Mitsubishi UFJ arranged our syndicated loan and short-term revolving credit facility. On July 26, 2016, we entered in to a ¥1,000 million syndicated loan arrangement with a consortium of banks, and on September 27, 2016, we entered into a ¥300 million six-year syndicated loan arrangement with a consortium of banks. The Company borrowed ¥1,300 million with both agreements, and the balance of such borrowings as of March 31, 2019 was ¥867.2 million.

On July 28, 2015, we entered into short-term loan agreements with the Bank of Mitsubishi UFJ, Ltd. (“MUFJ”) and Sumitomo Mitsui Banking Corporation (“SMBC”) of a principal of ¥1,800 million for each institution, to meet the financial requirements arising from the acquisition of EvD. The maturity date was January 29, 2016 for MUFJ and October 28, 2015 for SMBC. We refinanced the three-month SMBC borrowing to extend the original maturity date to December 24, 2015. The borrowing rates for MUFJ and SMBC were TIBOR plus 0.2% per annum and the institution’s procurement interest rate in short-run market plus 0.3% per annum, respectively. After the acquisition of EvD, our management decided to implement a refinancing with long-term loans under a loan program through the Japan Bank for International Cooperation (“JBIC”), which supports the investments of Japanese companies in foreign countries. On November 30, 2015, we entered into a long-term loan agreement (the “JBIC-loan”) with MUFJ and SMBC in an aggregate principal amounts of $20,440 thousand and ¥1,706 million from each institution utilizing the program of JBIC, and one of two tranches was executed on December 24, 2015. Under both tranches, borrowings may be in US dollars or in Japanese yen, and the borrowing rates vary by currency and tranche. For MUFJ the borrowing rates are LIBOR plus 0.5% per annum for U.S. dollar-dominated borrowings and TIBOR plus 0.2% per annum for Japanese yen-dominated borrowings. For SMBC, the borrowing rates are LIBOR plus 0.3% per annum for US dollar-dominated borrowings and 0.5% or TIBOR plus 0.3% per annum for Japanese yen-dominated borrowings. The maturity date for both loans is December 24, 2020. As of March 31, 2018, and 2019, the balances of such borrowings were ¥3,123.5 million and ¥2,804.3 million, respectively.

In December 2016, the Company issued unsecured zero-coupon convertible bonds due November 2019 in the aggregate face value of ¥2,500 million at par. The conversion price is ¥813 per share of common stock and the bonds are convertible into the Company’s common stock at the option of the holders at any time on or after December 1, 2016. The bondholder may require the Company to redeem the bonds on or after December 1, 2016 through November 30, 2017, December 1, 2017 through November 30, 2018 and December 1, 2018 through November 30, 2019 at 100.5%, 101.0% and 101.5% of the face value, respectively. In addition, the Company has the option to redeem all of the bonds at 110.0% of the face value. The bonds contain beneficial conversion features and the proceeds equal to the intrinsic value of the features amounted to ¥144,526 thousand, that are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. The discount originated by the beneficial conversion option is accreted from the date of issuance to the stated redemption date of the convertible bonds. There are no other embedded features, which are required to be bifurcated and accounted for separately from the bonds.

During the year ended March 31, 2017, convertible notes with a face value of ¥1,250,000 thousand were converted into 1,537,502 shares of common stock of the Company at a conversion price of ¥813 per share. The Company recorded an increase of ¥625,000 thousand in “Common stock” and ¥619,443 thousand, net of issuance costs of ¥5,557 thousand, in “Additional paid-in capital.” The carrying amount of the outstanding bonds, with the accretion of discounts, is included in “Current portion of long-term debt” in the Company's consolidated balance sheets.

The Company pledged the common stock of its U.S. subsidiary as security for a borrowing from a bank. As of March 31, 2018, the carrying amount of the common stock and the related borrowing were ¥7,894.5 million and ¥1,005.5 million, respectively. As of March 31, 2019, the carrying amount of the common stock and the related borrowing were ¥6,977.0 million and ¥1,402.1 million, respectively.

Financial Covenants

There are restrictive covenants measured annually as of March 31 of each year related to borrowings of ¥867,234 thousand as of March 31, 2019, under the syndicated loan agreement with a consortium of Japanese banks, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2016, which was ¥5,187,455 thousand on a stand-alone basis and ¥4,655,957 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,402,127 thousand as of March 31, 2019, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2015, which was ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,402,127 thousand as of March 31, 2019, including requirements to maintain a minimum level of net assets and ordinary income in consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2015, which was ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to borrowings of ¥1,100,000 thousand as of March 31, 2019 under the revolving credit facility agreement, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2018, which was ¥7,187,629 thousand on a stand-alone basis and ¥4,353,601 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any fiscal years.

At March 31, 2018, the Company was not in compliance with these restrictive covenants, primarily due to recording of ordinary losses in two consecutive fiscal years measured under Japanese GAAP. Subsequent to March 31, 2018, the Company obtained waivers from all of the related lending institutions and implemented a restructuring plan streamlining the cost structure of its US operations. As a result of the restructuring effort, the Company recorded an ordinary income for the fiscal year ended March 31, 2019; consequently, the Company is in compliance with these restrictive covenants at March 31, 2019.

Cash flows from operating activities

For the years ended March 31, 2017, 2018 and 2019, we (used) or generated cash from operating activities of (¥390.8) million, ¥1,502.9 million and ¥679.8 million, respectively. The following table sets out information on the cash flows for the three years ended March 31, 2019:

	For the year ended March 31,
	2017	2018	2019
	(thousands of yen)

Net cash provided by (used in) operating activities	¥(390,794)	¥1,502,851	¥679,779
Net cash used in investing activities	(953,077)	(618,357)	(914,740)
Net cash provided by (used in) financing activities	4,066,472	(237,054)	(1,011,940)
Effect of foreign currency exchange rate changes on cash and cash equivalents	14,621	(53,276)	42,361
Net increase (decrease) in cash and cash equivalents	2,737,222	594,164	(1,204,540)
Cash and cash equivalents, beginning of year	1,795,960	4,533,182	5,127,346
Cash and cash equivalents, end of year	¥4,533,182	¥5,127,346	¥3,922,806

Year ended March 31, 2019 as compared to the year ended March 31, 2018

Net cash provided by the operating activities for the year ended March 31, 2019 was ¥679.8 million, a decrease of ¥823.1 million compared to the prior year of 1,502.9 million. The net decrease was primarily attributable to changes in net income, depreciation and amortization, foreign currency exchange gains/losses, trade accounts receivable and accrued income taxes. Our days of sales outstanding in trade accounts receivable as of March 31, 2018 and 2019 were approximately 79 days and 77 days, respectively.

Net cash used in investing activities for the year ended March 31, 2019 was ¥914.7 million, an increase of ¥296.3 million compared to the prior year of ¥618.4 million. The increase was primarily attributable to capitalized computer software costs related to a development of KIBIT Automator.

Net cash used in financing activities for the year ended March 31, 2019 was ¥1,011.9 million, compared to net cash used in financing activities of ¥237.1 million in the prior year. The increase in net cash used in financing activities in the year ended March 31, 2019 primarily consisted of lower proceeds from short-term debt and repayment of short-term and long-term borrowings.

Year ended March 31, 2018 as compared to the year ended March 31, 2017

Net cash used in operating activities was ¥1,502.9 million in the year ended March 31, 2018, an increase of ¥1,893.7 million compared to net cash used in operating activities of ¥390.8 million in the year ended March 31, 2017. This was primarily due to a decrease in trade accounts receivable by ¥870.3 million to ¥576.6 million in the year ended March 31, 2018 compared to an increase in trade accounts receivable by ¥293.8 million in the year ended March 31, 2017 and an increase in foreign currency exchange losses of ¥455.1 million to ¥240.7 million in the year ended March 31, 2018 compared to a gain of ¥214.4 million in the year ended March 31, 2017. Our days of sales outstanding in trade accounts receivable as of March 31, 2017 and 2018 were approximately 88 days and 79 days, respectively.

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

Our capital expenditures relate primarily to facility improvements including but not limited to our offices and review centers, amounts paid for development of internal-use software for providing eDiscovery services and purchases of property and equipment for the development and expansion of data server storage. For the years ended March 31, 2017, 2018 and 2019, our capital expenditures were ¥1,369.5 million, ¥800.4 million and ¥966.7 million, respectively.

The capital expenditures for the year ended March 31, 2017 related to leasehold improvements in a new review center in New York, the acquisition of data storage servers, the development and upgrade of Lit i View software and the acquisition of third-party software for internal use. The capital expenditures for the year ended March 31, 2018 relate to the development and upgrade of our Lit i View software and the acquisition of third-party software for internal use. The capital expenditures for the year ended March 31, 2019 relate to the development and upgrade of our Lit i View software and the acquisition of third-party software for internal use and data storage equipment. Our planned capital expenditures for the year ending March 31, 2020 are approximately ¥1,100.0 million, and we expect to continue investing in capitalized software and equipment as we grow our business and expand our network of offices in Japan and the U.S.

Short-term and long-term bank borrowing

As of March 31, 2019, our short-term bank borrowings totaled ¥1,100.0 million with a weighted average interest rate of 0.57%. As of March 31, 2019, our long-term bank borrowings amounted to ¥4,229.7 million with a weighted average interest rate of 0.4%. Their maturities are at various dates through 2023.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements that require securities or guarantees as collateral for present and future indebtedness, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Working capital needs

Our principal working capital requirements are for payments for outsourced activities, rent of data center facilities and office premises, and personnel expenses. FRONTEO, Inc. leases data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods. FRONTEO USA, Inc. leases office premises under non-cancellable operating lease arrangements. Lease expenses related to operating leases for the years ended March 31, 2017, 2018 and 2019, were approximately ¥1,047.4 million, ¥1,029.7 million and ¥960.1 million, respectively. Higher levels of working capital needs are expected in future years as we grow our business and expand our network of offices in the United States, South Korea and Taiwan.

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

Indebtedness

The following table shows our indebtedness as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	(thousands of yen)
Long-term debt:
Secured bank loans	¥1,566,021	¥1,402,127
Unsecured bank loans	3,171,581	2,827,523
Capital lease obligations	137,941	93,249
Convertible bonds	1,209,122	1,232,742
Less: current portion of long-term debt	(977,270)	(2,194,592)
Long-term debt, net	5,107,395	3,361,049
Short-term debt:	1,500,000	1,100,000
Current portion of long-term debt	977,270	2,194,592
Total short-term debt	2,477,270	3,294,592
Total debt	¥7,584,665	¥6,655,641

5.C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development and Product Enhancement

Research and Development

Our ability to compete in the eDiscovery and forensics services fields of the LegalTech AI market depends in part on our continuous commitment to research and development and ability to timely introduce new solutions, technologies, features and functionality. Our research and development personnel are responsible for the design, development, testing and certification of our software solutions.

Our development efforts in AI technology, were initially focused on the niche, big-data field of cross-border litigation support, but with the creation of our KIBIT, we have expanded our capability to analyze various types of big data, including in the business intelligence and healthcare fields of the AI Solution market. Our research focuses on addressing two key questions: how to identify information that is important to our clients from big data, particularly information about people’s intentions and behavior, and how to effectively use the advanced knowledge of experts to analyze vast volumes of information. We are currently working to dramatically improve the quality of human intellectual activity through research that taps the knowledge of experts.

A primary goal of our research and development is to anticipate client demands and bring new solutions and new versions of existing solutions to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

Research and development costs relate primarily to the research and development of new internal-use software products and enhancements to existing internal-use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred, and included in selling, general and administrative expenses. Research and development costs incurred during the years ended March 31, 2017, 2018 and 2019 amounted to ¥83.7 million, ¥119.2 million and ¥62.4 million, respectively.

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

As of July 1, 2019, in Japan, we have applied for patents for 38 inventions and have been granted patents on 9 of them and in the United States, we have applied for patents for 22 inventions and have been granted patents on 3 of them. Moreover, many trademarks have been registered in many countries across the world, including “FRONTEO,” “KIBIT,” “Lit i View,” and “Landscaping” as brands representing the uniqueness of the above technologies.

We cannot be assured that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our solutions or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software solutions occurs, we expect software piracy could be a problem. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors — Our failure to protect our intellectual property rights may undermine our competitive position and subject us to costly litigation to protect our intellectual property rights.”

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

5.E.      OFF-BALANCE SHEET ARRANGEMENTS

Although we generally do not utilize off-balance sheet arrangements in our operation, we enter into operating leases in the normal course of business. Our operating lease obligations are disclosed below under “Tabular Disclosure of Contractual Obligations” and also in Note 8 of the footnotes to the consolidated financial statements, beginning on page F-1.

5.F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual obligations and commitments as of March 31, 2019.

Payments due by period (thousands of yen)

Contractual Obligation	2020	2021	2022	2023	2024	Thereafter	Total
Long-term bank borrowings	¥2,033,520	¥2,944,526	¥334,129	¥156,666	¥40,000	¥—	¥5,508,841
Capital lease obligations	52,522	31,748	10,979	835	504	—	96,588
Convertible bonds	1,250,000	—	—	—	—	—	1,250,000
Operating lease obligations	411,355	287,493	258,579	173,595	21,825	—	1,152,847
Retirement and severance benefits	14,696	13,796	13,451	13,631	12,588	39,963	108,125
Total	¥3,762,093	¥3,277,563	¥617,138	¥344,727	¥74,917	¥39,963	¥8,116,401

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      DIRECTORS AND SENIOR MANAGEMENT

Directors, statutory auditors and executive officers of the Company as of July 11, 2019, and their respective business experience are listed below.  None of the persons listed below was selected as director, statutory auditor or executive officer pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others. There are no family relationships between any of the persons listed below.

Directors and Executive Officers

Directors and Executive Officers	Born	Position/Title
Masahiro Morimoto	1966	Chief Executive Officer and Chairman of the Board
Naritomo Ikeue	1972	Executive Vice-President, Chief Operating Officer and Director
Hideki Takeda	1973	Director, Chief Technology Officer, Behavior Informatics Laboratories
Tomohiro Uesugi	1970	Director, Chief Financial Officer
Makoto Funahashi	1945	Director
Hirooki Kirisawa	1966	Director
Yoshikatsu Shirai	1964	Corporate Officer, Chief Client Technology Officer
Shusaku Nozaki	1975	Corporate Officer, KAM ＆ Global Operations Officer
Seiji Tezuka	1964	Corporate Officer
Kuniko Nishikawa	1962	Corporate Officer
Mari Yamamoto	1969	Corporate Officer

Masahiro Morimoto:  Mr. Morimoto founded FRONTEO, Inc. (formerly known as UBIC, Inc.) in August 2003 and has been our Chief Executive Officer (CEO) and Chairman of the Board of Directors since the formation of the Company.  Mr. Morimoto has also been a member of the Board of Directors of FRONTEO USA, Inc., our principal subsidiary in the U.S., which was formerly known as EvD, Inc. and UBIC North America, Inc. prior to the merger in July 2016. From 1989 to 1995, he worked for the Japan Maritime Self-Defense Force in various professional positions, and from 1995 to 2003, he served in various capacities for Applied Materials Japan, Inc., a wholly-owned subsidiary of Applied Materials, Inc. (Nasdaq: AMAT), a provider of manufacturing equipment, services and software in the semiconductor equipment industry. We believe that Mr. Morimoto is qualified to serve on our Board of Directors because of his intimate familiarity with our company, his business experience and prior service as our director.

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

Tomohiro Uesugi:  Mr. Uesugi joined FRONTEO in August 2017. In his capacity as Chief Financial Officer (CFO), he supervises various departments, including the finance department, human resources department, information systems department, and the legal department, while supporting business development of the company. Mr. Uesugi is qualified to serve on our Board of Directors because he is considered to be suitable for management participation and business execution. Since February 2018, Mr. Uesugi has served as FRONTEO USA’s CFO and is responsible for all the financial related operations and strategy as well as supporting business transformation. He joined Asahi & Co. (now KPMG Azsa LLC), where he provided consulting services relating to financial auditing,

M&A, and corporate reconstruction in 1999. He then joined Sanyo North America Corporation in 2012 where he served as CFO and joined Konami Digital Entertainment, Inc. (a U.S. subsidiary of Konami Japan) in 2012 where he held the positions of Executive Vice President of Corporate and President. He has engaged in business improvement and structural reforms related to accounting and corporate functions in both United States and Japan. Mr. Uesugi holds qualifications as a Certified Public Accountant (CPA) of Japan and Real Estate Appraiser of Japan.

Makoto Funahashi:  Mr. Funahashi has been an independent member of the Board of Directors of FRONTEO, Inc. since June 2008. Prior to becoming the Company’s independent director, Mr. Funahashi served in various senior capacities with the National Police Agency of Japan from 1968 to 2001, including as Deputy Minister for police technology from 1999 until his retirement. From March 2001 to April 2003, Mr. Funahashi served as special advisor to USE, Inc., a company in the information technology industry. From June 2003 to March 2011, he served in various capacities at NTT Data i Corporation and its predecessor, NTT Data Creation, including as a director from 2003 to 2008 and a senior advisor from 2008 to March 2011. We believe that Mr. Funahashi is qualified to serve om our Board of Directors because of his extensive management experience in the public sector and his technological expertise.

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

Shusaku Nozaki:  Mr. Nozaki has been our Corporate Officer, KAM＆Global Operations Officer and General Manager of Regional Operations Japan since December 2008. Mr. Nozaki joined FRONTEO in August 2004 Director of LegalTech AI Operation and has been responsible for managing eDiscovery system, KAM, and Global Operation. In addition, he has served as President of Payment Card Forensics, Inc., our subsidiary company, since August 2010. Prior to joining the Company, he served in various capacities at Applied Materials Japan, Inc. including as a service engineer from April 1997 to July 2004.

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

Kuniko Nishikawa:  Ms. Nishikawa was initially appointed as an external directors of FRONTEO Healthcare, Inc. (“FRONTEO Healthcare,”), a wholly-owned subsidiary of FRONTEO, Inc., in December 2016 to oversee the healthcare business. In May 2017, she joined the Company as CEO of FRONTEO Healthcare to manage the healthcare business. In July 2019, she was appointed Corporate Officer of the Company. Prior to joining the Company, she held executive management positions at various Japanese corporations, including as the CEO of FIRSTSTAR HEALTHCARE, as a member of the board of directors of OMRON Corporation, as a member of board of directors and CEO of Benesse MCM and as of CEO Supernurse. Prior to that, she worked for Citibank, N.A. and A.T. Kearney. She holds an MBA degree from Stanford Graduate School of Business.

Mari Yamamoto:  Ms. Yamamoto joined the Company in December 2018 as a managing director in the Office of CEO and a deputy general manager of the LegalTech AI department. In July 2019, she was appointed as Corporate Officer and general manager of the LegalTech AI department responsible for the growth of that business segment. Prior to joining the Company, she served on the board of directors of Advantage Risk Management Co.,

Ltd. and as Corporate Officer of the Mental Health department of the same company responsible for revenue growth and profitability. Prior to that, she worked for Presto and Kenzpearl.

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

6.B.      COMPENSATION

Executive Compensation

For the fiscal year ended March 31, 2019, the aggregate cash compensation that we paid to our directors and statutory auditors was ¥188.7 million, all of which was comprised of base salary. We do not have a requirement to, and have not, set aside pension or retirement benefits for our directors or statutory auditors.

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

6.D.      EMPLOYEES

Set forth below is a table listing the total number of full-time employees and a breakdown of persons employed by geographic location as of March 31, 2017, 2018 and 2019. Virtually all employees serve in the LegalTech AI business and AI Solution business segments. The decrease in the number of employees as of March 31, 2018 was primarily due to restructuring of the U.S. subsidiary.

	(Number of employees)
	2017	2018	2019
For the fiscal year ended March 31,
Full-Time Employees	486	362	387
By Geographic Location:
Japan	146	164	178
U.S.	180	107	114
Philippines	134	62	63
Other	26	29	32

We consider our labor relations to be good, and to our knowledge, none of our employees is a member of any union. The average temporary employees during the fiscal year ended March 31, 2017, 2018 and 2019 were three, four and seven, respectively.

6.E.     SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2019, for each of our directors, statutory auditors and executive officers. Any director, statutory auditor or executive officer who is not listed on the following table does not beneficially own any of our common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 38,149,862 shares of our common stock outstanding as of June 30, 2019.

	Number of Shares Owned
Name and Address of Beneficial Owners (1)	Number	Percent
Executive Officers and Directors
Masahiro Morimoto	6,920,400	18.14%
Naritomo Ikeue	2,714,920	7.12%
Hirooki Kirisawa	108,986	*
Hideki Takeda	49,712	*
Makoto Funahashi	6,509	*
Tomohiro Uesugi	1,524	*
Yoshikatsu Shirai	110,000	*
Shusaku Nozaki	116,800	*
Seiji Tezuka	—	—
Kuniko Nishikawa	—	—
Mari Yamamoto	—	—
All directors and executive officers as a group (11 persons)	10,028,851	26.29%

*     Less than 1%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: Meisan Takahama Building 7th Floor, 2-12-23 Konan, Minato-ku, Tokyo 108-0075, Japan.

To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Stock Option Plan

At the general ordinary meetings of shareholders or meeting of Board of Directors held in June 2012, June 2013, June 2014, June 2015 and June 2016, the shareholders or the Board Directors of the Company approved stock option plans for selected directors, statutory auditors, executive officers and employees of the Company.  The following table shows selected information related to these stock options, as of June 30, 2019.

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

Exercise price per share: ¥1,110

Beginning of exercise period: June 27, 2021

End of exercise period: June 26, 2024

Number of directors, statutory auditors and executive officers: 1

Number of other employees: 38

February 2019

Date of grant: February 05, 2019

Number of shares of common stock to be issued/ delivered: 170,000

Exercise price per share: ¥793

Beginning of exercise period: February 6, 2022

End of exercise period: February 6, 2025

Number of directors, statutory auditors and executive officers:  7

Number of other employees:  109

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.      MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2019 on a fully diluted basis, assuming the exercise of all stock options to purchase common stock which are exercisable within 60 days of the date of this annual report, for each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock. In general, a person is deemed to be a “beneficial owner” of a security if that person has the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security.  Percentage of shares owned is based upon 38,149,862 shares of our common stock outstanding as of June 30, 2019.

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

		Percentage of
Name of Beneficial Owner	Number of Shares	Outstanding Shares
Masahiro Morimoto	6,920,400	18.15%
Japan Trustee Services Bank, Ltd. (Trust Account)	3,019,800	7.92%
Focus Systems Corporation	2,984,720	7.82%
Naritomo Ikeue	2,712,800	7.11%

According to our register of shareholders, as of March 31, 2019, there were 17,848 holders of common stock of record worldwide. As of June 30, 2019, The Bank of New York Mellon, depositary for our ADSs, held 0.3% of the outstanding common stock on that date. Of the 38,149,862 shares of our common stock outstanding as of June 30, 2019,  113,928 shares were held in the form of 56,964 ADSs. As of June 30, 2019, the Company held 696 shares of the Company as treasury stock.

7.B.      RELATED PARTY TRANSACTIONS

Business Relationships

During the fiscal year ended March 31, 2018, the Company entered into a consulting contract with Consultoris, Inc. (“CI”), which was managed by a sibling of a former member of FUSA’s management. CI provided consulting services to FUSA and its overseas operations, and the total amount of transactions with CI was ¥19,953 thousand for the year ended March 31, 2018. Prior to the year ended March 31, 2018, the consulting contract expired without renewal.

For the year ended March 31, 2019, there were no related-party transactions.

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

	TSE (1) (2) (3)		NASDAQ (1) (3)
	(per share of common stock)		(per ADS)
	High	Low	High	Low
For the year ended March 31,
2015	¥1,421	¥325	$33.50	$5.90
2016	1,065	559	20.00	10.03
2017	1,346	687	24.57	12.73
2018	877	559	15.41	9.06
2019	1,298	514	23.31	8.34
Financial quarter ended
June 30, 2017	¥868	¥559	$15.00	$9.06
September 30, 2017	860	579	14.39	10.68
December 31, 2017	747	598	12.60	10.81
March 31, 2018	877	650	15.41	12.51
June 30, 2018	1,298	834	23.31	15.41
September 30, 2018	1,152	829	20.30	15.72
December 31, 2018	1,070	608	19.02	12.01
March 31, 2019	831	514	15.25	8.34
June 30, 2019	558	325	9.50	6.52
Month ended/ending
January 2019	¥829	¥626	$15.25	$12.01
February 2019	831	608	14.53	14.05
March 2019	642	514	11.40	9.43
April 2019	558	481	9.50	9.50
May 2019	516	353	9.40	7.05
June 2019	398	325	7.05	6.52

(1)	Price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
(2)	Our shares of common stock have been quoted on Mothers of the TSE since June 26, 2007.
(3)	Our ADSs have been listed on the Nasdaq Global Market since May 16, 2013 and Global Select Market since January 2, 2014 through a sponsored ADS facility operated by the Bank of New York Mellon.

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

Description of Our Common Stock

As of June 30, 2019, our authorized capital stock consists of 72,000,000 shares of common stock, and there are 38,149,862 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.

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

Under the Companies Act, in order to change the rights of shareholders which are provided and defined in our articles of incorporation, we must amend our articles of incorporation. In general, amendments must be approved by a special resolution of shareholders.

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

Interest Rate Risk

As of March 31, 2019, outstanding balance of our long-term bank borrowings is ¥4,229.7 million.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average monthly borrowings of the syndicated loan. As of March 31, 2019, our analysis indicated that such a movement would have increased our interest expense by approximately ¥9.1 million.

Equity Market Price Risk

The fair value of our investments in marketable equity securities exposes us to equity market price risks. As of March 31, 2019, the fair value of such investments was ¥872.1 million. The potential loss in fair value resulting from a 10% adverse change in equity market prices would be approximately ¥87.2 million as of March 31, 2019. See Note 9 of the footnotes to our consolidated financial statements.

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

We performed a sensitivity analysis assuming a hypothetical 100 basis point increase in foreign currency exchange rates applied to our historical fiscal 2018 results of operations. For the fiscal year ended March 31, 2019, the analysis indicated that such a movement would have decreased our revenues by approximately ¥64.5 million and would not have had a material effect on our operating income or net income.

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

The distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to Owners

As applicable

Fees and other payments made by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to our ADR program and incurred by us in connection with the ADR program. The Depositary will reimburse us for up to $50,000 for expenses related to the establishment of our ADR program and up to $30,000 annually for expenses related to the administration and maintenance of our ADR program. As of March 31, 2019, our ADR program had been established. However, no reimbursements from the Depositary had been received.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Internal Control

(a)   Disclosure Controls and Procedures

As of the end of the period covered by this report, management of FRONTEO, Inc. (the “Company”) conducted an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). The term means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation and due to material weaknesses described below, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of March 31, 2019.

(b)   Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management of the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of sponsoring Organizations of the Treadway Commission (COSO). Under Rules 13a-15(f) and 15d-15(f) of the Exchange Act, internal control over financial reporting means a process designed by, or under the supervision of, our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

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

Based on that evaluation, management concluded that owing to the existence of certain material weaknesses in internal control as we described in detail below, our internal control over financial reporting was not effective as of March 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis.

The Company`s independent registered public accounting firm, BDO Sanyu & Co., has issued an attestation report on the effectiveness of the Company`s internal control over financial reporting as of March 31, 2019, which appears on page F-3 of this annual report.

Internal Controls

In connection with the Company’s assessment of internal controls as of March 31, 2019, the Company has determined that material weaknesses in internal controls over financial reporting continued to exist at FRONTEO USA, Inc. (“FUSA”) as described in detail below, specifically in revenue recognition and financial statement closing and reporting, which were also identified to be material weaknesses as of March 31, 2018. Misstatements were identified by the independent auditor of the Company that should have been detected by the FUSA’s internal controls. In addition, the Company concluded that a material weakness existed in its entity-level controls at the FUSA level.

Revenue Recognition

In the prior years, the Company had a material weakness in internal controls over FUSA’s eDiscovery contract review process for credit risk assessment, collectability analysis and pricing with respect to FUSA’s revenue and accounts receivables. The Company has remediated FUSA’s customer contracting review procedure and the process of collecting persuasive evidence as to the arrangements with such customers in the revenue recognition process in accordance with U.S. GAAP. However, the process controls over revenue recognition, deferred revenue, credit risk assessment and collectability analysis remain ineffective, as FUSA could not timely prevent or detect errors, resulting in material adjustments to FUSA’s revenue, accounts receivable, deferred revenue and allowance for bad debt that were identified by the independent auditor of the Company.

Financial Statement Close Process

The Company determined that a material weakness in internal control over the financial statement close process of FUSA remained as of March 31, 2019. Specifically, the Company was not able to prevent or detect errors associated with revenue recognition described above through this process in a timely manner. Also, the Company did not have sufficient and skilled professionals with appropriate knowledge of U.S. GAAP to prepare and review the consolidated financial statements and related disclosures and certain adjustments for purposes of conformity with U.S. GAAP to be applied to local accounting principles that non-U.S. entities are required to follow in their respective jurisdictions. Our analysis indicates that ineffective or inadequate control design and operation resulted in material adjustments of the consolidated financial statements identified by the independent auditor that should have been detected by the Company’s internal controls,

Entity-level Controls

The Company determined that a material weakness remains in the entity-level controls at FUSA associated with the IT area. Several key controls must be put in place, especially in connection with the access controls for the IT applications which are significantly related with the financial reporting, and the controls for managing and monitoring the change in a new ERP system and then performing an effective risk assessment regarding such change. These controls would be the foundation for effectively designing and operating the internal controls to mitigate the potential risks of appropriate financial reporting. However, the Company assessed that the weaknesses in these controls ultimately resulted in a  delay remediating the material weaknesses in the other significant activity level controls and thus could potentially cause material misstatements in the Company’s financial statements.

As reported in the Form 20-F from the previous fiscal year, the Company has taken steps during the year ended March 31, 2019 to remediate FUSA’s internal control weaknesses focusing on strengthening the accounting department, formalizing and disseminating critical policies and procedures and implementing a new ERP system, replacing a legacy accounting system. As a result, FUSA’s internal control environment has improved to some extent, and the Company is committed to taking further action to remediate the material weaknesses and establish adequate internal control over the financial reporting of FUSA.

Notwithstanding the aforementioned material weaknesses, however, the Company’s management has concluded that the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly stated in all material respects in accordance with generally accepted accounting principles in the U.S. for each of the periods presented herein.

(c)   Changes in Internal Controls

Other than as set forth above, no changes were made to our internal control over financial reporting for the fiscal year ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d)   Limitation on Effectiveness of Controls

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young ShinNihon LLC (“EYSN”) served as our independent registered public accounting firm from the year ended March 31, 2012 until July 31, 2018. As mutually agreed, the audit contract with EYSN was terminated on July 31, 2018. On July 17, 2018, the Company appointed BDO Sanyu & Co. (“BDO”) as a temporary auditor based on Article 346, Paragraphs 4 and 6 of the Companies Act of Japan. At its 16th Ordinary General Meeting of the Shareholders held on June 29, 2019, BDO was officially appointed as the Company’s independent registered public accounting firm. For additional information, please refer to Item 16F., Change in Registrant’s Certifying Accountant.

The chart below sets forth the aggregate fees for professional services rendered by EYSN, other Ernst & Young member firms and BDO for the fiscal years ended March 31, 2018 and 2019.

	For the year ended March 31,
	2018	2019
	(in millions)
Audit Fees (1)	¥206	¥420
Tax Fees (2)	－	－
Total	¥206	¥420

(1)

Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide and include the group audit and statutory audits. In addition to the audit fee ¥280,000 thousand to BDO, the audit fee for the year ended March 31, 2019 includes the additional fee ¥140,854 thousand for the previous year's audit to EYSN.

(2)	No tax fees incurred for the fiscal years ended March 31, 2018 and 2019.

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

All of the services provided by our independent registered public accounting firm from March 22, 2012, when our pre-approval policies went into effect, through the end of the fiscal year ended March 31, 2019 were pre-approved by our Audit & Supervisory Board pursuant to the pre-approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01 (c) (7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

On July 17, 2018, the Company, by action of its Audit & Supervisory Board engaged BDO as the independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending March 31, 2019 and interim period beginning April 1, 2018. During the Company’s fiscal years ended March 31, 2018 and March 31, 2017, the Company has not consulted BDO on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304). A copy of a letter from EYSN to the Securities and Exchange Commission stating whether EYSN agrees with the preceding statements, dated July 31, 2018, was filed as an exhibit in the prior year.

At the 16th Ordinary General Meeting of Shareholders held on June 29, 2019, BDO was officially appointed as the Company’s independent registered public accounting firm to audit the financial statements effective with the fiscal year ended March 31, 2019.

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

4.3		Sixth Stock Option Agreement, dated as of June 21, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 (Reg. No. 333-184691) filed on November 1, 2012).

4.4		Seventh Stock Option Agreement, dated as of May 31, 2013 (incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F (File No. 001-35884) filed on July 31, 2013).

4.5		Ninth Stock Option Agreement, dated as of May 22, 2014 (incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2014).

4.6		Eleventh Stock Option Agreement, dated as of May 28, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 30, 2015).

4.7	Twelfth Stock Option Agreement, dated as of August 1, 2015 (incorporated by reference to Exhibit 4.7 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.8	Thirteenth Stock Option Agreement, dated as of June 22, 2016 (incorporated by reference to Exhibit 4.8 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

4.9	Fourteenth Stock Option Agreement, dated as of August 26, 2016 (incorporated by reference to Exhibit 4.9 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.10	Fifteenth Stock Option Agreement, dated as of December 23, 2016 (incorporated by reference to Exhibit 4.10 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.11	Sixteenth Stock Option Agreement, dated as of April 21, 2017 (incorporated by reference to Exhibit 4.11 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.12	Seventeenth Stock Option Agreement, dated as of July 7, 2017 (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.13	Eighteenth Stock Option Agreement, dated as of June 23, 2017 (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

4.14	Nineteenth Stock Option Agreement, dated as of July 21, 2017 (incorporated by reference to Exhibit 4.14 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on July 31, 2017).

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

4.26

Stock Purchase Agreement, dated as of August 28, 2014, by and among UBIC, Inc., TechLaw Holdings, Inc. and TechLaw Solutions, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-35884) filed on August 28, 2014).

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

4.38		Investment Agreement, dated November 14, 2016, by and between FRONTEO, Inc. and Whiz Partners, Inc.

4.39		Twentieth Stock Option Agreement, dated as of December 25, 2017.

4.40		Twenty-first Stock Option Agreement, dated as of March 26, 2018.

4.41		Twenty-second Stock Option Agreement, dated as of June 26, 2018.

4.42		Syndicated short-term Revolving Line of Credit Facility Agreement, dated January 17, 2018, among FRONTEO, Inc. and Bank of MUFJ, Bank of Yokohama, Ltd., Chiba Bank, and Resona Bank, Ltd.

4.43	*	Twenty-third Stock Option Agreement, dated as of February 5, 2019.

4.44	*	Twenty-fourth Stock Option Agreement, dated as of May 30, 2019.

8.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Company’s annual report on Form 20-F (File No, 001-35884) filed on August 15, 2016).

11.1	*

Code of Ethics of the Registrant applicable to its directors and executive officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (English translation), dated February 26, 2015.

12.1	*	Certification of the Registrant’s Chief Executive Officer and Chairman of the Board pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	*	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	*	Certifications of the Registrant’s Chief Executive Officer and Chairman of the Board, and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1		Consent of Ernst & Young ShinNihon LLC (incorporated by reference to Exhibit 16.

16		Letter of Ernst & Young ShinNihon LLC to the Commission pursuant to Item 16F of Form 20‑F.

101.INS	*	Instance Document.

101.SCH	*	Schema Document.

101.CAL	*	Calculation Linkbase Document.

101.DEF	*	Definition Linkbase Document.

101.LAB	*	Label Linkbase Document.

101.PRE	*	Presentation Linkbase Document.

*     Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2019

FRONTEO, INC.
By:	/s/ Masahiro Morimoto
Name:	Masahiro Morimoto
Title:	Chief Executive Officer and Chairman of the Board

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

FRONTEO, Inc.

Tokyo, Japan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of FRONTEO, Inc. and subsidiaries (the “Company”) as of March 31, 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019, and the results of their operations and their cash flows for the year ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated July 31, 2019 expressed an adverse opinion thereon.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting method for recognizing revenue from contracts with customers in fiscal year 2019 due to the adoption of Topic 606: Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BDO Sanyu & Co.

We have served as the Company's auditor since 2019.

Tokyo, Japan

July 31, 2019

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

FRONTEO, Inc.

Tokyo, Japan

Opinion on Internal Control over Financial Reporting

We have audited FRONTEO, Inc. and subsidiaries’ (the “Company’s”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on the COSO criteria because the following material weaknesses in internal control over financial reporting existed as of that date;

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”) and our report dated July 31, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(B), Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses referred to above are described in Item 15(b), Management’s Annual Report on Internal Control over Financial Reporting. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 financial statements, and this report does not affect our report dated July 31, 2019 on those financial statements.

Based on our audit of the consolidated financial statements, we identified material misstatements, individual and aggregated, recorded by management that were not detected by the Company’s internal controls over financial reporting.  These misstatements resulted from the following and identified material weaknesses in controls over the following financial statement areas or specific transaction cycles at standalone FRONTEO, Inc. and FRONTEO USA, Inc. (“FUSA”).

Revenue Recognition

Inadequate controls at FUSA resulting in errors in the calculation of revenues and accounts receivable, deferred revenue and allowance for doubtful accounts.

Financial Statement Close Process

Insufficient financial reporting and accounting personnel with appropriate knowledge of generally accepted in the United States of America (“US GAAP”) to properly address US GAAP accounting issues and to prepare and review the consolidated financial statements and related disclosures.

Entity-level Controls at FUSA

Inadequate management enterprise risk assessment for an implementation of a new enterprise resource planning software (“ERP”) at FUSA which faced delays resulting in the FUSA not being able to perform adequate internal controls test work throughout the years.  Furthermore, we identified access rights control deficiencies for certain IT applications at FUSA.

Control Environment, Risk Assessment, Control Activities, and Monitoring

Based on the material weaknesses described above, we concluded that the Company did not maintain effective internal controls over financial reporting in the following components of the COSO criteria, respectively: control environment, risk assessment, control activities, and monitoring.

•	The Company did not employ personnel with the appropriate knowledge, experience and/or training in application of US GAAP commensurate with the Company’s financial reporting requirements.
•

FUSA did not complete an adequate enterprise risk assessment resulting in an inadequate understanding of the necessary internal control over financial reporting nor timely implement planned changes to internal controls over financial reporting to address known material risks.

•	FUSA did not maintain effective information system internal controls.
•	FUSA did not design and implement procedures to maintain effective monitoring of compliance with established accounting policies, procedures and controls.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO Sanyu & Co.

We have served as the Company's auditor since 2019.

Tokyo, Japan

July 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of FRONTEO, Inc.:

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheet of FRONTEO, Inc. and subsidiaries (the "Company") as of March 31, 2018, the related Consolidated Statements of Income, Comprehensive Income, Cash Flows, and Equity for the years ended March 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the 2018 and 2017 financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the years ended March 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young ShinNihon LLC

We served as the Company’s auditor from 2012 to 2018.

Tokyo, Japan

July 31, 2018

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2018 and 2019

	Thousands of Yen
	2018	2019
ASSETS
Current Assets:
Cash and cash equivalents	¥5,127,346	¥3,922,806
Short-term investments	1,098	1,078
Trade accounts receivable, net of allowance for doubtful accounts of ¥81,065 thousand and ¥84,715 thousand as of March 31, 2018 and 2019, respectively	2,549,128	2,584,550
Inventories	40,739	3,878
Prepaid expenses	248,361	268,200
Other current assets	121,229	86,694
Total Current Assets	8,087,901	6,867,206

Property and equipment—net	755,882	732,286
Capitalized computer software costs—net	802,935	1,120,792
Goodwill	2,010,554	2,100,446
Customer relationship–net	1,671,595	1,599,671
Other intangible assets—net	94,150	73,759
Investments in securities	848,715	872,115
Investments	212,480	221,980
Rental deposits	124,074	161,533
Deferred tax assets	―	58,339
Other assets	59,420	34,425

TOTAL ASSETS	¥14,667,706	¥13,842,552

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Balance Sheets

March 31, 2018 and 2019

	Thousands of Yen
	2018	2019
LIABILITIES AND EQUITY
Current Liabilities:
Trade accounts payable	¥418,630	¥468,726
Short-term bank borrowing	1,500,000	1,100,000
Current portion of long-term debt	977,270	2,194,592
Accrued income taxes	230,618	80,293
Retirement and severance benefits	8,012	14,696
Accrued expenses	754,715	716,430
Other current liabilities	388,115	245,762
Total Current Liabilities	4,277,360	4,820,499

Noncurrent Liabilities:
Long-term debt	5,107,395	3,361,049
Retirement and severance benefits	57,919	57,021
Deferred tax liabilities	106,253	81,205
Derivative liabilities	271,473	163,522
Other liabilities	358,791	341,429
Total Noncurrent Liabilities	5,901,831	4,004,226

COMMITMENTS AND CONTINGENCIES

EQUITY:
Common stock: Authorized 72,000,000 shares; Issued and outstanding, 38,029,862 shares and 38,123,862 shares at March 31, 2018 and 2019, respectively	2,816,126	2,866,533
Additional paid-in capital	2,482,021	2,521,537
Retained earnings (accumulated deficit)	(801,392)	(11,301)
Accumulated other comprehensive loss	(47,678)	(408,449)
Treasury stock, at cost—630 shares and 696 shares at March 31, 2018 and 2019, respectively	(26)	(90)
Total FRONTEO, Inc. shareholders’ equity	4,449,051	4,968,230

NONCONTROLLING INTERESTS	39,464	49,597

Total Equity	4,488,515	5,017,827

TOTAL LIABILITIES AND EQUITY	¥14,667,706	¥13,842,552

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Fiscal Years Ended March 31, 2017, 2018 and 2019

	Thousands of Yen
	2017	2018	2019
Revenue	¥11,208,041	¥12,128,568	¥11,240,100
Operating revenue from reimbursed direct costs	12,734	15,675	14,526
Total revenue	11,220,775	12,144,243	11,254,626

Cost of revenue	6,904,980	6,980,578	6,337,508
Reimbursed direct costs	12,734	15,675	14,526
Selling, general and administrative expenses	5,481,912	4,945,915	4,550,456
Restructuring charge	―	781,372	―
Total operating expense	12,399,626	12,723,540	10,902,490

Operating income (loss)	(1,178,851)	(579,297)	352,136

Interest income	3,634	2,658	2,580
Interest expense	(125,743)	(94,516)	(121,398)
Gain (loss) on derivatives	43,594	(56,861)	107,951
Foreign currency exchange gain (loss)	(13,751)	(137,065)	(18,772)
Dividend income	14,400	11,250	14,400
Gain on revaluation of investments in securities	―	―	23,400
Other—net	(60,255)	67,929	(30,638)

Income (loss) before income taxes	(1,316,972)	(785,902)	329,659

Income tax expense (benefit)	(458,109)	(101,857)	101,291

Net income (loss)	(858,863)	(684,045)	228,368

Less: Net income attributable to noncontrolling interests	6,224	10,617	10,133

Net income (loss) attributable to FRONTEO, Inc. shareholders	¥(865,087)	¥(694,662)	¥218,235

	Yen
	2017	2018	2019
Net income (loss) attributable to FRONTEO, Inc. shareholders per share:
Basic	¥(23.8)	¥(18.3)	¥5.7
Diluted	(23.8)	(18.3)	5.5

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

For the Fiscal Years Ended March 31, 2017, 2018 and 2019

	Thousands of Yen
	2017	2018	2019
Net income (loss)	¥(858,863)	¥(684,045)	¥228,368

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(51,994)	(204,270)	125,667
Unrealized holding gain (loss) on securities:
Amount arising during the period	(15,759)	241,650	—
Adjustments related to retirement and severance benefits:
Amount arising during the period	13,759	(2,579)	3,821

Total other comprehensive income (loss)	(53,994)	34,801	129,488

Total comprehensive income (loss)	(912,857)	(649,244)	357,856

Less: Comprehensive income attributable to noncontrolling interests	6,224	10,617	10,133

Total comprehensive income (loss) attributable to FRONTEO, Inc. shareholders	¥(919,081)	¥(659,861)	¥347,723

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Equity

For the Fiscal Years Ended March 31, 2017, 2018 and 2019

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
				Retained	Accumulated
	Shares of		Additional	Earnings	Other		Non-
	Common Stock	Common	Paid-in	(Accumulated	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Deficit)	Income (Loss)	Stock	Interests	Equity
Balance at April 1, 2016	35,751,360	¥2,014,712	¥1,569,539	¥865,610	¥(28,485)	¥(26)	¥19,198	¥4,440,548

Comprehensive income (loss):
Net income (loss)				(865,087)			6,224	(858,863)
Other comprehensive loss, net of tax					(53,994)			(53,994)
Conversion of convertible notes	1,537,502	625,000	719,715					1,344,715
Share-based compensation			53,032					53,032
Exercise of stock options	633,000	150,690	33,685					184,375
Dividends paid				(107,253)				(107,253)
Other			(5,122)				6,922	1,800

Balance at March 31, 2017	37,921,862	¥2,790,402	¥2,370,849	¥(106,730)	¥(82,479)	¥(26)	¥32,344	¥5,004,360

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
				Retained	Accumulated
	Shares of		Additional	Earnings	Other		Non-
	Common Stock	Common	Paid-in	(Accumulated	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Deficit)	Income (Loss)	Stock	Interests	Equity
Balance at April 1, 2017	37,921,862	¥2,790,402	¥2,370,849	¥(106,730)	¥(82,479)	¥(26)	¥32,344	¥5,004,360

Comprehensive income (loss):
Net income (loss)				(694,662)			10,617	(684,045)
Other comprehensive income, net of tax					34,801			34,801
Share-based compensation			73,846					73,846
Exercise of stock options	108,000	25,724	5,288					31,012
paid stock option			31,542					31,542
Other			496				(3,497)	(3,001)

Balance at March 31, 2018	38,029,862	¥2,816,126	¥2,482,021	¥(801,392)	¥(47,678)	¥(26)	¥39,464	¥4,488,515

	Thousands of Yen, except share data
	FRONTEO, Inc. Shareholders
				Retained	Accumulated
	Shares of		Additional	Earnings	Other		Non-
	Common Stock	Common	Paid-in	(Accumulated	Comprehensive	Treasury	controlling	Total
	Outstanding	Stock	Capital	Deficit)	Income	Stock	Interests	Equity
Balance at April 1, 2018	38,029,862	¥2,816,126	¥2,482,021	¥(801,392)	¥(47,678)	¥(26)	¥39,464	¥4,488,515

Cumulative effects of accounting standard update - adoption of ASU No. 2014-09				81,597				81,597
Cumulative effects of accounting standard update - adoption of ASU No. 2016-01				490,259	(490,259)			—
Comprehensive income (loss):
Net income (loss)				218,235			10,133	228,368
Other comprehensive income, net of tax					129,488			129,488
Acquisition of treasury stock						(64)		(64)
Share-based compensation			22,996					22,996
Exercise of stock options	94,000	50,407	17,521					67,928
Issuance of stock acquisition right
Other			(1,001)					(1,001)

Balance at March 31, 2019	38,123,862	¥2,866,533	¥2,521,537	¥(11,301)	¥(408,449)	¥(90)	¥49,597	¥5,017,827

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Fiscal Years Ended March 31, 2017, 2018 and 2019

	Thousands of Yen
	2017	2018	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	¥(858,863)	¥(684,045)	¥228,368
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,048,627	1,016,974	815,867
Share-based compensation expense	53,032	73,846	22,996
Impairment loss	—	73,161	8,920
Deferred income tax benefit	(498,899)	(145,487)	(103,792)
Foreign currency exchange loss (gain)	(214,400)	240,715	(135,986)
Interest expense	125,743	94,516	121,398
Changes in operating assets and liabilities, net of effects from acquisitions:
Decrease (increase) in trade accounts receivable	(293,771)	576,566	27,804
Decrease (increase) in inventories	(64,436)	32,724	36,850
Decrease (increase) in prepaid expenses	(32,929)	158,471	(54,147)
Decrease in other current assets	15,392	106,829	9,446
Decrease (increase) in rental deposits	775	6,613	(28,734)
Increase (decrease) in trade accounts payable	8,260	(118,966)	33,808
Increase (decrease) in accrued income taxes	8,913	137,694	(164,726)
Increase (decrease) in accrued expense and other current liabilities	(75,451)	23,911	(108,992)
Increase (decrease) in other liabilities	391,185	(211,035)	(39,254)
Other—net	(3,972)	120,364	9,953
Net cash provided by (used in) operating activities	(390,794)	1,502,851	679,779

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(230,341)	—	—
Proceeds from sales of available-for-sale securities	100,000	—	—
Purchase of property and equipment	(328,436)	(211,054)	(252,933)
Payment for capitalized computer software costs	(486,185)	(348,687)	(661,525)
Other—net	(8,115)	(58,616)	(282)
Net cash used in investing activities	(953,077)	(618,357)	(914,740)

FRONTEO, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Fiscal Years Ended March 31, 2017, 2018 and 2019

	Thousands of Yen
	2017	2018	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt	4,370,000	3,100,000	1,190,000
Repayment of short-term debt	(3,422,000)	(2,600,000)	(1,590,000)
Proceeds from long-term bank borrowings	1,855,897	200,000	400,000
Repayment of long-term bank borrowings	(750,641)	(826,084)	(1,000,873)
Proceeds from issuance of common stock, including stock options exercised	184,375	31,012	67,928
Proceeds from issuance of convertible notes	2,500,000	—	—
Purchase of subsidiary stock from a noncontrolling shareholder	—	31,542	—
Payments of contingent and accrued consideration	(497,459)	(97,463)	—
Dividends paid	(107,253)	—	—
Other—net	(66,447)	(76,061)	(78,995)
Net cash provided by (used in) financing activities	4,066,472	(237,054)	(1,011,940)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	14,621	(53,276)	42,361
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,737,222	594,164	(1,204,540)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,795,960	4,533,182	5,127,346

CASH AND CASH EQUIVALENTS, END OF YEAR	¥4,533,182	¥5,127,346	¥3,922,806

ADDITIONAL CASH FLOW INFORMATION:
Interest paid, net of amounts capitalized	¥22,833	¥42,820	¥39,944
Income taxes paid–net of refunds (refund of income taxes)	(10,845)	(94,063)	369,809

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of convertible notes to equity	¥1,344,715	¥—	¥—
Outstanding payments for acquisition of property and equipment, and capitalized computer software costs included in trade accounts payable	121,567	73,931	81,529
Capital lease obligation	113,847	53,522	10,210

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FRONTEO, Inc. (“FRONTEO”) is a Japanese corporation established on August 8, 2003 under the name of UBIC, Inc. (“UBIC”), whose principal office is located in Japan. On July 1, 2016, UBIC changed its name to FRONTEO, Inc.  FRONTEO and its subsidiaries (collectively, the “Company”) provide solutions for corporate litigation strategy and crisis management by employing advanced technologies. The Company mainly offers eDiscovery and forensic services, such as data collection, data processing, data review and document production. The Company’s customers include leading law firms, corporate legal departments, government agencies and other professional advisors who require innovative technology, responsive services and deep subject-matter expertise. The Company is expanding its business operations by applying AI-based proprietary technology to new fields such as business intelligence and healthcare.

i) Business Intelligence

In the business intelligence field, the Company is promoting the sale of AI-based software such as the “KIBIT Email Auditor,” “KIBIT Patent Explorer” (a patent search and analysis system), “KIBIT Knowledge Probe” and “KIBIT Find Answer,” while providing implementation support and data analysis.

ii) Healthcare

In the healthcare field, by utilizing “Concept Encoder,” an AI engine developed independently for the purpose of promoting the utilization of healthcare related big data, FRONTEO Healthcare, Inc., a subsidiary established to focus on supporting medical institutions and private companies, develops and sells software and systems that support business improvement at medical sites and equipment that supports doctors’ diagnoses.

As of March 31, 2019, FRONTEO has two Japanese subsidiaries and three overseas subsidiaries. The following table sets forth for each of FRONTEO’s consolidated subsidiaries, the proportion of ownership and voting interest, the country of incorporation and the principal activities of the subsidiary.

		Proportion of
Name of Consolidated	Jurisdiction of	ownership and
Subsidiary	Incorporation	voting interest	Principal Activities
P.C.F. FRONTEO, Inc.	Japan	60.0%	Credit card forensic investigation business
FRONTEO Healthcare, Inc.	Japan	100.0%	Analysis of large volume medical data
FRONTEO USA, Inc.	U.S.	100.0%	eDiscovery product marketing and sales
FRONTEO Korea, Inc.	South Korea	100.0%	eDiscovery product marketing and sales
FRONTEO Taiwan, Inc.	Taiwan	100.0%	eDiscovery product marketing and sales

Basis of Financial Statements — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because the Company maintains its records and prepares its financial statements in accordance with accounting principles prevailing in the respective country of incorporation (i.e., Japan), certain adjustments have been made to conform to U.S. GAAP. The major adjustments include those relating to goodwill, depreciation of property and equipment, share-based compensation, valuation of deferred tax assets, stock issuance costs and fair value measurements of certain investments in securities and derivatives.

Principles of Consolidation — The consolidated financial statements include the accounts of FRONTEO and all its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

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

Goodwill and Intangible Assets — Goodwill is not amortized but is tested at least annually for impairment, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are the Company’s operating segments or one level below the operating segments. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. If the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. The measurement date for goodwill impairment testing is January 1. During the year ended March 31, 2019, the Company performed a quantitative assessment of goodwill and confirmed that the fair value of each reporting unit exceeded their carrying amount. Intangible assets with finite useful lives are amortized using the straight-line method over the estimated useful life.

The useful lives for amortization by major asset classes are as follows:

Customer relationships	10 to 15 years
Noncompete agreement	3 years
Favorable lease	3 years
Trademarks	10 years

Investments in Securities — The Company’s investments in securities consist of equity securities. Investment in equity securities with readily determinable fair values that are not accounted for under the equity method are recorded at fair value which is determined based on quoted market prices. The changes in fair values are recognized in net income. The Company measures non-marketable equity securities without readily determinable fair values at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer. The cost of securities sold is determined based on the average cost method.

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

Convertible Bonds — The Company accounts for convertible bonds according to their stated redemption value, net of discount. The Company classifies the convertible bonds as a liability on the consolidated balance sheets. The Company allocates proceeds equal to the intrinsic value of the beneficial conversion features contained in the bonds that are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. The discount originated by the beneficial conversion option is accreted from the date of issuance to the stated

redemption date of the convertible bonds.There are no other embedded features, which are required to be bifurcated and accounted for separately from the bonds. Discounts on convertible bonds are amortized as interest expense over the redemption period.

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

Revenue Recognition— Effective as of April 1, 2018, the Company is applying the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method. — i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of retained earnings (or accumulated deficit) on April 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of April 1, 2018.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

Step 1:	identification of the contract with a customer;
Step 2:	identification of the performance obligations in the contract;
Step 3:	determination of the transaction price;
Step 4:	allocation of the transaction price to the performance obligations in the contract
Step 5:	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as the Company satisfies a performance obligation by transferring control over a good or service to a customer. For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

For contracts with customers that contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct or as a series of distinct obligations if the individual performance obligations meet the series of criteria. Determining whether goods and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, account available information such as historical selling prices, geographic location, and the Company's price list and discount policy.

See Note 17 for further disclosures required under ASC606.

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

Share-Based Compensation — The Company measures the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant date and recognizes the cost over the period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards that are expected to be vested.

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

Net Income (Loss) Per Share Attributable to FRONTEO, Inc. Shareholders — Basic net income (loss) per share attributable to FRONTEO, Inc. shareholders is computed using the weighted-average number of shares of common stock outstanding during each year. Diluted net income (loss) attributable to FRONTEO, Inc. shareholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Other Comprehensive Income (Loss) — Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of the foreign subsidiaries and adjustments related to retirement and severance benefits.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. (“ASU”) ASU 2014-09 “Revenue from Contracts with Customers (ASC Topic 606)” and related amendments were issued thereafter. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this guidance as of April 1, 2018 with modified retrospective method of adoption for contracts that were not completed as of the adoption and recognized a cumulative-effect adjustment to retained earnings of ¥81,597 thousand. For further information, please refer to Note 17.

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” for the classification and measurement of financial instruments. The guidance requires entities to carry all investments in equity securities at fair value through net income, except for investments that qualify for the equity method of accounting or those that result in consolidation of the investee or for which the entity has elected the practicability exception to fair value measurement. In addition, for investments whose fair values are measured with the practicability exception, the guidance requires entities to qualitatively consider indicators which were added by the guidance to determine whether the investment is impaired, and eliminated the requirement in the current U.S. GAAP to assess whether an impairment of such an investment is other than temporary. Furthermore, the guidance establishes an incremental recognition and disclosure requirement related to the presentation of fair value changes of financial liabilities for which the fair value option has been elected. The Company adopted this guidance as of April 1, 2018 and recognized a cumulative-effect adjustment to retained earnings of ¥490,259 thousand for the unrealized gains, net of tax, on available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to reduce the diversity in practice regarding how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance was effective for the Company as of April 1, 2018 and the adoption of this guidance did not have a material impact on the Company’s financial statements.

In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” to amend the requirements related to the income statement presentation of the components of net periodic benefit cost for sponsored defined benefit pension and other postretirement plans. This guidance was effective for the Company as of April 1, 2018 and the adoption of this guidance did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, FASB issued ASU 2016-02, which related to leases that require lessees to recognize a lease liability and a right-to-use asset on the balance sheet for all leases, except certain short-term leases. Under the new guidance, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early application is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provided an optional transition method to apply the new lease requirements through cumulative-effect adjustments in the period of adoption. The Company expects to adopt ASU 2016-02 beginning April 1, 2019 using the modified retrospective method and will not restate comparative periods, as permitted by the standard. Consequently, the Company’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with ASC 840. An entity that selects this transition method must provide the required ASC 840 disclosures for all periods that continue to be reported in accordance with ASC 840. At transition, the Company plans to apply the package of practical expedients provided in ASC 842 that allow companies not to reassess contracts that commenced prior to adoption.The Company has begun its process for implementing this guidance, including performing a preliminary review of lease contracts to identify any differences in the timing, measurement or presentation of lease contracts. The Company will continue to assess the overall impact the adoption will have on the consolidated financial statements.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter Accounting Standards Update 2016-13 and such amendments, collectively, the “Updates”. The Updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these Updates. These Updates also make targeted amendments to the current impairment model for available-for-sale debt securities. These Updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these Updates are to applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company will adopt these Updates on April 1, 2020. As a result of adopting these Updates, the allowance for credit losses is generally expected to increase, and the Company continues to evaluate the effect that the adoption of these Updates will have on the Company’s results of operations and financial position, as well as changes in disclosures required by these Updates.

In January 2017, the FASB issued ASU 2017-04 “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” related to the two-step goodwill impairment test. The amendments remove the second step of the test and allow the application of a one-step quantitative test to record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This guidance will be effective for the Company as of April 1, 2020. The Company is currently evaluating. The impact of adopting this standard, which will generally depend on the outcomes of future goodwill impairment testing.

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

2.BUSINESS COMBINATION

For the year ended March 31, 2019

There were no business acquisitions during the year ended March 31, 2019.

For the year ended March 31, 2018

There were no business acquisitions during the year ended March 31, 2018.

For the year ended March 31, 2017

Essential Discovery, Inc.

On November 4, 2016, the Company acquired the business of Essential Discovery, Inc. (“EDI”), which conducts e-Discovery business, especially review services to AM Law 100 law firms and Fortune Global 250 companies in San Francisco, New York and Las Vegas. The Company acquired 100 percent of EDI’s member interests for cash consideration, and in addition to the cash consideration, the Company will pay an earn-out based on calendar year 2017 sales. This business combination was accounted for using the acquisition method.

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

3. INVENTORIES

The components of inventories as of March 31, 2018 and 2019, consist of the following:

	Thousands of Yen
	2018	2019

Merchandise	¥37,314	¥1,052
Supplies	3,425	2,826
Total	40,739	3,878

4.ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the movement in the allowance for doubtful accounts for the years ended March 31, 2017, 2018 and 2019, is as follows:

	Thousands of Yen
	2017	2018	2019
Balance at beginning of year	¥75,269	¥165,635	¥81,065
Provision (release) for doubtful accounts	89,474	(74,803)	142
Translation adjustment	892	(9,767)	3,508
Balance at end of year	¥165,635	¥81,065	¥84,715

5.PROPERTY AND EQUIPMENT

Property and equipment recorded on the Company’s consolidated balance sheets as of March 31, 2018 and 2019, consists of the following:

	Thousands of Yen
	2018	2019
Leasehold improvements	¥299,614	¥336,537
Furniture and fixtures	133,375	136,540
Computers	1,254,982	1,413,276
Assets held under capital lease, principally office equipment	253,905	264,115
Motor vehicles and transport equipment	9,653	10,045
Other	―	12,550
Total	1,951,529	2,173,063
Accumulated depreciation	(1,195,647)	(1,440,777)
Property and equipment —net	¥755,882	¥732,286

For the years ended March 31, 2017, 2018 and 2019, the Company recognized depreciation expenses of ¥351,834 thousand, ¥352,318 thousand and ¥281,969 thousand, respectively.

The Company recognized no impairment loss on long-lived assets for the years ended March 31, 2017 and 2019.

The Company recognized an impairment loss of ¥34,600 thousand on certain long-lived assets for the year ended March 31, 2018, which was included in “Selling, general and administrative expenses.” The impairment loss on long-lived assets for the year ended March 31, 2018 consisted of software and computers, which were owned by FRONTEO Healthcare, Inc., a subsidiary of FRONTEO. The amount of impairment was determined based on projected future cash flows of the assets. The impairment is recognized because the assets are no longer expected to be used in the future.

6.GOODWILL AND OTHER INTANGIBLE ASSETS

There were no significant intangible assets subject to amortization acquired during the years ended March 31, 2018 and 2019.

The components of intangible assets subject to amortization except for capitalized computer software costs as of March 31, 2018 and 2019 are as follows:

	Thousands of Yen
	2018		2019
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization
Customer relationships	¥2,053,959	¥382,364	¥2,145,792	¥546,121
Trademarks	32,250	16,034	32,778	14,575
Noncompete agreements	45,151	39,737	47,170	46,977
Favorable leases	82,435	62,561	86,121	81,969
Other	107,752	55,106	108,509	57,298
	¥2,321,547	¥555,802	¥2,420,370	¥746,940

There were no intangible assets not subject to amortization at March 31, 2017, 2018 and 2019.

The weighted-average amortization period for intangible assets, except for capitalized computer software costs acquired during the year ended March 31, 2017, was approximately 14 years. The weighted-average amortization periods for customer relationships, trademarks, noncompete agreements and favorable leases acquired during the year ended March 31, 2017 are 15 years, 10 years, 3 years and 3 years, respectively.

The weighted-average amortization period for intangible assets, except for capitalized computer software costs acquired during the year ended March 31, 2018, was approximately 14 years. The weighted-average amortization periods for customer relationships, trademarks, noncompete agreements and favorable leases acquired during the year ended March 31, 2018 are 15 years, 10 years, 3 years and 3 years, respectively.

The weighted-average amortization period for intangible assets, except for capitalized computer software costs acquired during the year ended March 31, 2019, was approximately 14 years. The weighted-average amortization period for customer relationships, trademarks, noncompete agreements and favorable leases acquired during the year ended March 31, 2019 were 15 years, 10 years, 3 years and 3 years, respectively.

The amortization expenses for the years ended March 31, 2017, 2018 and 2019 were ¥254,176 thousand, ¥208,836 thousand and ¥180,406 thousand, respectively. The estimated aggregate amortization expense of intangible assets except for capitalized computer software costs for each of the next five years is as follows:

Year Ending March 31,	Thousands of Yen
2020	¥157,049
2021	152,453
2022	152,577
2023	152,577
2024	154,391

The following table shows changes in the carrying amount of goodwill for the years ended March 31, 2017, 2018 and 2019, by operating segment.

	Thousands of Yen
	LegalTech AI	AI Solution	Total
Fiscal year ended March 31, 2017
Balance at April 1, 2016	¥2,132,137	¥—	¥2,132,137
Acquisition	127,449	—	127,449
Translation adjustments and other	(220,876)	—	(220,876)
Goodwill	2,038,710	—	2,038,710
Accumulated impairment losses	—	—	—
Balance at March 31, 2017	2,038,710	—	2,038,710

Acquisition	—	—	—
Translation adjustments and other	(28,156)	—	(28,156)
Goodwill	2,010,554	—	2,010,554
Accumulated impairment losses	—	—	—
Balance at March 31, 2018	2,010,554	—	2,010,554

Acquisition	—	—	—
Translation adjustments and other	89,892	—	89,892
Goodwill	2,100,446	—	2,100,446
Accumulated impairment losses	—	—	—
Balance at March 31, 2019	¥2,100,446	¥—	¥2,100,446

7.LEASES

The Company enters into various leases for data center facilities, office premises and office equipment in the normal course of business.

Capital Leases — The Company uses office equipment leased under capital lease arrangements. The amount of leased assets at cost under capital leases and accumulated depreciation amounted to ¥253,905 thousand and ¥87,655 thousand, respectively, at March 31, 2018 and ¥264,115 thousand and ¥163,616 thousand, respectively, at March 31, 2019.

Operating Leases — The Company leases its data center facilities and office premises under cancellable operating lease arrangements with mainly two-year lease periods, for which refundable lease deposits are recorded as rental deposits. The U.S.-based subsidiary leases office premises under non-cancellable operating lease arrangements.

Expenses related to operating leases for the years ended March 31, 2017, 2018 and 2019, were ¥1,047,405 thousand, ¥1,029,672 thousand and ¥960,148 thousand, respectively, and are included in “Cost of revenue” and “Selling, general and administrative expenses.”

Future Minimum Lease Payments — As of March 31, 2019, the future minimum lease payments under non-cancellable operating leases and capital leases are as follows:

	Thousands of Yen
	Operating
Years ending March 31,	Leases	Capital Leases
2020	¥411,355	¥52,522
2021	287,493	31,748
2022	258,579	10,979
2023	173,595	835
2024	21,825	504
Total minimum lease payments	¥1,152,847	¥96,588

Less amounts representing interest		3,339
Present value of minimum lease payments		93,249
Less current portion		50,144
Noncurrent portion		¥43,105

8.CAPITALIZED COMPUTER SOFTWARE COSTS

The Company capitalizes the cost of computer software developed or purchased for internal use or to be sold.

The following is a summary of capitalized computer software costs as of March 31, 2018 and 2019:

	Thousands of Yen
	2018	2019
Balance at beginning of year	¥2,328,190	¥2,662,072
Costs capitalized during year	374,715	673,018
Foreign currency translation adjustment	(337)	11,173
Disposal, impairment and other	(40,496)	(334,347)
Balance at end of year	2,662,072	3,011,916
Accumulated amortization, end of year	(1,859,137)	(1,891,124)
Capitalized computer software costs—net	¥802,935	¥1,120,792

Included in the above are capitalized software costs for projects in progress of ¥138,021 thousand and ¥253,005 thousand at March 31, 2018 and 2019, respectively. For the years ended March 31, 2017, 2018 and 2019, the Company recognized amortization expenses related to capitalized software development costs of ¥455,876 thousand, ¥503,985 thousand and ¥351,516 thousand, respectively.

The Company recognized no impairment loss on capitalized computer software costs for the year ended March 31, 2017.

The Company recognized an impairment loss of ¥38,560 thousand on certain capitalized computer software costs for the year ended March 31, 2018, which was included in “Selling, general and administrative expenses.” The impairment loss on capitalized computer software costs for the year ended March 31, 2018 consisted of software, which were owned by FRONTEO Healthcare, Inc., a subsidiary of FRONTEO. The amount of impairment was determined based on projected future cash flows of the assets. The impairment is recognized because the assets are no longer expected to be used in the future.

The Company recognized an impairment loss of ¥8,920 thousand on certain capitalized computer software costs for the year ended March 31, 2019, which was included in “Selling, general and administrative expenses.” The impairment for capitalized computer software costs for the year ended March 31, 2019 consisted of software. The amount of impairment was determined based on projected future cash flows of the assets. The impairment is recognized because the assets are no longer expected to be used in the future.

For the year ended March 31, 2019, “Disposal, impairment and other” includes the amount of ¥327,765 thousand, which is the original costs of capitalized software that have been fully amortized and were offset by the accumulated amortization for the software. It has no impact on the consolidated statements of operations.

The following table shows the estimated amortization of capitalized computer software costs for the next five years:

Thousands of
Years ending March 31,	Yen
2020	¥288,273
2021	230,148
2022	164,165
2023	122,698
2024	67,275

9.INVESTMENTS IN SECURITIES

Available-for-sale securities

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale equity securities included in investments by major security type at March 31, 2018 is as follows:

Thousands of Yen
		Gross	Gross
		unrealized	unrealized
March 31, 2018	Cost	gain	loss	Fair value
Available-for-sale securities:
Equity securities	¥107,565	¥741,150	¥—	¥848,715

* After the adoption of ASU No. 2016-01, equity securities are measured at fair value with changes in the fair value recognized in net income from the quarter beginning April 1, 2018. For the adoption of this guidance, the Company elected to recognize a cumulative-effect adjustment to retained earnings of ¥490,259 thousand for the unrealized gains, net of tax, on available-for-sale equity securities previously recognized in accumulated other comprehensive income.

The unrealized and realized gains and losses related to equity securities for the year ended March 31, 2019 are as follows:

Thousands of Yen
2019
Net gains and (losses) recognized during the period on equity securities	¥23,400
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized gains and (losses) recognized during the period on equity securities still held at March 31, 2019	¥23,400

10. SHORT-TERM BANK BORROWING AND LONG-TERM DEBT

Short-term debt of ¥1,500,000 thousand and ¥1,100,000 thousand as of March 31, 2018 and 2019 consists of bank borrowings with a weighted-average interest rate of 0.60% and 0.57%, respectively.

The components of long-term debt as of March 31, 2018 and 2019, are summarized as follows:

	Thousands of Yen
	2018		2019
	Weighted-		Weighted-
	average		average
	interest	2018	interest	2019
	rate	Balance	rate	Balance
Bank borrowings:
Secured by equity securities, various rates, and various maturities due 2020	0.4%	¥1,566,021	0.4%	¥1,402,127
Unsecured, various rates and various maturities, due 2019 through 2023	0.9%	3,171,581	0.4%	2,827,523
Capital lease obligations, due 2019 through 2023	3.7%	137,941	3.6%	93,249
Zero coupon convertible bonds, due 2019	―	1,209,122	―	1,232,742
		6,084,665		5,555,641
Less: current portion		977,270		2,194,592
		¥5,107,395		¥3,361,049

The effective rate of zero coupon convertible bonds is 0.6% for the year ended March 31, 2018 and 2019.

The aggregate annual maturities of long-term debt after March 31, 2019, are as follows:

Years ending
March 31,	Thousands of Yen
2020	¥2,194,592
2021	2,824,931
2022	339,707
2023	155,628
2024	40,783
¥5,555,641

As is customary in Japan, both short-term and long-term bank borrowings are made under general agreements that require securities or guarantees as collateral for present and future indebtedness, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

During the years ended March 31, 2018 and 2019, the Company borrowed ¥3,300,000 thousand and ¥1,590,000 thousand from three banks and four banks, respectively. The total balance of borrowings as of March 31, 2018 and 2019 was ¥6,237,602 thousand and ¥5,329,650 thousand, respectively.

Credit Line

On December 28, 2012, the Company entered into a short-term revolving credit facility agreement with a consortium of Japanese banks in an aggregate principal amount of ¥1,000,000 thousand. In the years ended March 31, 2018 and 2019, the Company had a bank credit line of ¥1,300,000 thousand and ¥1,700,000 thousand, respectively. As of March 31, 2018, and March 31, 2019, the balance of borrowings under this facility was ¥1,000,000 thousand and ¥1,100,000 thousand, respectively.

Under a ¥1,000,000 thousand syndicated loan arrangement entered into with a consortium of banks on July 26, 2016, and a ¥300,000 thousand six-year syndicated loan arrangement entered into with a consortium of banks on September 27, 2016, the Company borrowed an aggregate of ¥1,300,000 thousand under the agreements. As of March 31, 2019, the balance of such borrowings was ¥867,234 thousand.

The Company entered into a ¥90,000 thousand one-year bank overdraft arrangement with a bank for which the unused balance outstanding as of March 31, 2018 was ¥90,000 thousand. In the year ended March 31, 2019, the Company borrowed ¥90,000 thousand and repaid the full amount. In the year ended March 31, 2019, the Company had no bank overdraft arrangements.

Convertible Bonds

In December 2016, the Company issued unsecured zero-coupon convertible bonds due in November 2019 in the aggregate face value of ¥2,500,000 thousand at par. The conversion price is ¥813 per share of common stock and the bonds are convertible into the Company’s common stock at the option of the holders at any time on or after December 1, 2016. The bondholder may require the Company to redeem the bonds on or after December 1, 2016 through November 30, 2017, December 1, 2017 through November 30, 2018 and December 1, 2018 through November 30, 2019 at 100.5%,  101.0% and 101.5% of the face value, respectively. In addition, the Company has the option to redeem all of the bonds at 110.0% of the face value. The bonds contain beneficial conversion features and the proceeds equal to the intrinsic value of the features amounted to ¥144,526 thousand, that are recognized in “Additional paid-in capital” on the Company’s consolidated balance sheets. The discount originated by the beneficial conversion option is accreted from the date of issuance to the stated redemption date of the convertible bonds.There are no other embedded features, which are required to be bifurcated and accounted for separately from the bonds.

During the year ended March 31, 2017, convertible bond with a face value of ¥1,250,000 thousand were converted into 1,537,502 shares of common stock of the Company at a conversion price of ¥813 per share. The Company recorded an increase of ¥625,000 thousand in “Common stock” and ¥619,443 thousand, net of issuance costs of ¥5,557 thousand, in “Additional paid-in capital.” The carrying amount of the outstanding bonds, with the accretion of discounts, is included in “Current portion of long-term debt” in the Company's consolidated balance sheets.

Financial Covenants

There are restrictive covenants measured annually as of March 31 of each year related to borrowings of ¥867,234 thousand as of March 31, 2019, under the syndicated loan agreement with a consortium of Japanese banks, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2016, which was ¥5,187,455 thousand on a stand-alone basis and ¥4,655,957 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,402,127 thousand as of March 31, 2019, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2015, which was ¥5,032,824 thousand on a stand-alone basis and ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to bank borrowings of ¥1,402,127 thousand as of March 31, 2019, including requirements to maintain a minimum level of net assets and ordinary income in consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2015, which was ¥5,220,772 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any two consecutive fiscal years.

There are restrictive covenants measured annually as of March 31 of each year related to borrowings of ¥1,100,000 thousand as of March 31, 2019 under the revolving credit facility agreement, including requirements to maintain a minimum level of net assets and ordinary income in the stand-alone and consolidated financial statements of the Company, measured under Japanese GAAP. The Company is required to maintain net assets at a level that is at least 75% of the greater of (a) net assets as of March 31, 2018, which was ¥7,187,629 thousand on a stand-alone basis and ¥4,353,601 thousand on a consolidated basis under Japanese GAAP or (b) net assets as of the end of the previous year. The ordinary income covenant states that FRONTEO and its consolidated subsidiaries and FRONTEO as a stand-alone entity shall not record ordinary losses in any fiscal years.

At March 31, 2018, the Company was not in compliance with these restrictive covenants, primarily due to recording of ordinary losses in two consecutive fiscal years measured under Japanese GAAP. Subsequent to March 31, 2018, the Company obtained waivers from all of the related lending institutions and implemented a restructuring plan streamlining the cost structure of its US operations. As a result of the restructuring effort, the Company recorded an ordinary income for the fiscal year ended March 31, 2019; consequently, the Company is in compliance with these restrictive covenants at March 31, 2019.

On December 15, 2017, the Company and Bank of Mitsubishi UFJ, Ltd. entered into a ¥500,000 thousand short-term loan agreement with a maturity date of June 15, 2018. The loan was secured by the shares of Focus Systems Corporation (“Focus Systems”) having the book value of ¥848,700 thousand on of March 31, 2018.

The Company repaid the loan in full on June 15, 2018, and the security interest on the shares of Focus Systems was released.

The Company pledged the common stock of its subsidiary in the U.S. as security for a borrowing from a bank. The carrying amount of the common stock of its subsidiary in the U.S. and a borrowing from a bank as of March 31, 2018 and 2019 are summarized as follows:

Thousands of Yen	2018 Balance	2019 Balance
Borrowing from a bank	1,561,761	1,402,127
Common stock of subsidiary in the U.S.	5,867,416	6,977,016

11.   RETIREMENT AND SEVERANCE BENEFITS

The Company has defined benefit plans which consist primarily of defined benefit indemnity plans, covering substantially all employees in Japan. Under the severance indemnity plans, employees are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause.

Reconciliations of the beginning and ending balances of the benefit obligation and the fair value of plan assets for the years ended March 31, 2018 and 2019, are as follows:

	Thousands of Yen
	2018	2019
Change in benefit obligation:
Benefit obligation at beginning of year	¥78,357	¥91,423
Service cost	22,638	33,561
Interest cost	120	83
Actuarial loss (gain)	6,370	(2,796)
Benefits paid	(14,839)	(9,770)
Foreign currency exchange rate changes	(1,223)	(703)
Benefit obligation at end of year	¥91,423	¥111,798

Change in plan assets:
Fair value of plan assets at beginning of year	¥23,828	¥25,492
Employer contributions	16,622	25,105
Benefits paid	(14,839)	(9,770)
Foreign currency exchange rate changes	(119)	(746)
Fair value of plan assets at end of year	25,492	40,081

Funded status at end of year	¥(65,931)	¥(71,717)

The accumulated benefit obligations as of March 31, 2018 and 2019 are ¥81,177 thousand and ¥101,388 thousand, respectively.

Amounts recognized in the consolidated balance sheets as of March 31, 2018 and 2019, are as follows:

	Thousands of Yen
	2018	2019
Retirement and severance benefits—current	¥8,012	¥14,696
Retirement and severance benefits—noncurrent	57,919	57,021
Amount recognized	¥65,931	¥71,717

Net periodic retirement cost for the years ended March 31, 2017, 2018 and 2019 consists of the following components:

	Thousands of Yen
	2017	2018	2019
Service cost	¥24,641	¥22,638	¥33,561
Interest cost	123	120	83
Amortization of net gain	4,313	2,652	2,711
Net periodic retirement cost*(1)	¥29,077	¥25,410	¥36,355

*(1) As a result of the adoption of ASU 2017-07, interest cost and amortization of net gain are recorded in “Other -net” for the year ended March 31, 2019, whereas such costs were previously recorded in “Cost of revenue” and “Selling, general and administration expenses”. Service costs are recorded in “Cost of revenue” and “Selling, general and administration expenses.”

Amounts recognized in other comprehensive income (loss), net of tax, for the years ended March 31, 2017, 2018 and 2019, are as follows:

	Thousands of Yen
	2017	2018	2019
Actuarial (gain) loss	¥13,759	¥(2,579)	¥3,821

Amounts recognized in accumulated other comprehensive income (loss), net of tax, as of March 31, 2018 and 2019, are as follows:

	Thousands of Yen
	2018	2019
Accumulated actuarial loss	¥(12,096)	¥(8,276)

The estimated net actuarial loss that will be amortized from accumulated other comprehensive income into net periodic retirement cost in the fiscal year ending March 31, 2020 is ¥1,785 thousand.

The Company uses its year-end as the measurement date for the benefit obligation. The assumptions used to determine the year-end benefit obligation are as follows:

	2018	2019
Discount rate	0.14%	0.06%
Rate of compensation increase	3.70%	3.80%

The assumptions used to determine the net periodic retirement cost for the years ended March 31, 2017, 2018 and 2019, are as follows:

	2017	2018	2019
Discount rate	0.23%	0.27%	0.14%
Rate of compensation increase	5.10%	4.70%	3.70%

The expected future benefit payments, which reflect expected future service, are as follows:

Years ending March 31,	Thousands of Yen
2020	¥14,696
2021	13,796
2022	13,451
2023	13,631
2024	12,588
2024 through 2029	39,963

The Company expects to contribute ¥14,696 thousand to its defined benefit pension plan in the year ending March 31, 2020.

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

12.   ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations, which are included in “Other liabilities” in the Company’s consolidated balance sheets, are related to leasehold office premises that the Company is contractually obligated to restore at the end of the lease to their original condition. The movements in asset retirement obligations for the years ended March 31, 2018 and 2019, are as follows:

	Thousands of Yen
	2018	2019
Balance at beginning of year	¥49,981	¥49,800
Accretion expense	401	404
Other	(582)	—
Balance at end of year	¥49,800	¥50,204

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

Cash and cash equivalents, Short-term investment, Trade accounts receivable and Trade accounts payable

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments

Investments consisted of time deposits with fixed interest rates, which were entered into in March 2016. As there have been no significant changes in the credit environment, the carrying amount of the investments approximates fair value. The fair value of time deposits with stated maturities was based on the discounted value of contractual cash flows. The discount rate was estimated using rates currently available in the local market.

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

	Thousands of Yen
	2018		2019
	Carrying		Carrying	Fair
	Amount	Fair Value	Amount	Value
Liabilities:
Short-term bank borrowings	¥1,500,000	¥1,500,000	¥1,100,000	¥1,100,000
Long-term debt:
Bank borrowings	4,737,602	4,740,891	4,229,650	4,236,047
Convertible bonds	1,209,122	1,348,412	1,232,742	1,245,965

Refer to Note 11 for the fair value of plan assets, which comprised the life insurance pooled investment portfolios, Note 15 for the fair values of equity and debt securities, and Note 14 for derivative financial instruments.

The level of the fair value hierarchy for measurement of cash and cash equivalents is Level 1 and that of the short-term investments, investments, short-term debt and long-term debt is Level 2.

Significant Customers and Concentration of Credit Risk — Trade accounts receivable from the Company’s three largest customers accounted for approximately 30.8% and 15.7% of the Company’s trade accounts receivable as of March 31, 2018 and 2019, respectively.

The Company conducts business based on periodic evaluations of each customer’s financial condition and generally does not require collateral to secure their obligations to the Company. The Company does not believe a significant risk of loss exists from a concentration of credit risk.

14.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s exposure to risks arising from fluctuations in foreign currencies and interest rates related to underlying long-term bank borrowings and forecasted borrowing transactions. In order to minimize the variability caused by those risks, the Company enters into cross currency interest rate swaps and forward currency exchange contracts to manage fluctuations in cash flows. The cross-currency interest rate swaps entered into during the years ended March 31, 2016 and 2017 convert U.S. dollar-basis borrowings with variable interest rates into Japanese yen-basis borrowings with fixed interest rates. The forward currency exchange contracts entered into during the years ended March 31, 2016 and 2017 are to receive Japanese yen amounts from forecasted borrowing transactions on a U.S. dollar basis and expired during the years ended March 31, 2017 and 2018.

The Company does not designate the cross-currency interest rate swaps and forward currency exchange contracts as hedging instruments for the purpose of applying hedge accounting. Accordingly, those contracts are measured at fair value as either assets or liabilities and changes in their fair value are immediately recognized in earnings.

Volume of Derivative Activities

Notional amounts of cross currency interest rate swaps as of March 31, 2018 and 2019 are summarized as follows:

	Thousands of Yen
	2018	2019
Cross currency interest rate swaps	¥1,917,252	¥1,678,448

Impacts on the Consolidated Financial Statements

The fair values of derivatives in the consolidated balance sheets as of March 31, 2018 and 2019 are summarized as follows:

		Thousands of Yen
	Balance sheet	Fair value
		2018	2019
Derivative liabilities
Derivatives not designated as hedging instruments:
Cross currency interest rate swaps	Derivative liabilities	¥271,473	¥163,522

Gains and losses related to derivatives recorded in the consolidated statements of operations for the years ended March 31, 2017, 2018 and 2019 are summarized as follows:

Derivatives not designated as hedging instruments

		Thousands of Yen
	Statement of operations	Gains (Losses) recognized in Statement of Operations on derivatives
		2017	2018	2019
Cross currency interest rate swaps	Gain (loss) on derivatives	¥39,651	¥(56,861)	¥107,951
Forward currency exchange	Gain on derivatives	3,681	7,624	—

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

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and 2019, are as follows:

	Thousands of Yen
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification
Recurring Basis	Value	Value	Level 1	Level 2	Level 3
March 31, 2018:
Assets:
Available-for-sale securities:
Equity securities	¥848,715	¥848,715	¥848,715	¥—	¥—
Liabilities:
Derivative liabilities	271,473	271,473	—	271,473	—

March 31, 2019:
Assets:
Equity securities	¥872,115	¥872,115	¥872,115	¥—	¥—
Liabilities:
Derivative liabilities	163,522	163,522	—	163,522	—

Assets and liabilities measured at fair value on a non-recurring basis

Assets and liabilities measured at fair value on a non-recurring basis as of March 31, 2018 and 2019, are as follows:

	Thousands of Yen
						Total
						losses for
						the year
						ended
Items Measured at Fair Value on a	Carrying	Total Fair	Fair Value Hierarchy Classification			March 31,
Non-recurring Basis	Value	Value	Level 1	Level 2	Level 3	2019
March 31, 2018:
Assets:
Property and equipment	—	—	—	—	—	¥34,601
Capitalized computer software costs	—	—	—	—	—	38,560

March 31, 2019:
Assets:
Capitalized computer software costs	—	—	—	—	—	¥8,920

Property and equipment and Capitalize computer software costs were classified as Level 3 items and valued based on an income approach using unobservable inputs. The Company recognized the impairment charge for the amount representing the excess of the carrying amount over their fair value. Future cash flows are primarily based on management’s estimates of projected revenues.

The impairment loss for the year ended March 31, 2018 was recognized at FRONTEO Healthcare, Inc. The amount of impairment was determined based on projected future cash flows of the assets. The impairment is recognized because the assets are no longer expected to be used in the future. Therefore, the fair value of these assets were measured as zero.

The Company recognized an impairment loss of ¥8,920 thousand on certain capitalized computer software costs for the year ended March 31, 2019. The amount of impairment was determined based on projected future cash flows of the assets. The impairment is recognized because the assets are no longer expected to be used in the future. Therefore, the fair value of these assets were measured as zero.

16.  INCOME TAXES

Income (loss) from operations before income tax expense (benefit) for the years ended March 31, 2017, 2018 and 2019, consists of the following components:

	Thousands of Yen
	2017	2018	2019
Income (loss) from operations before income taxes:
Domestic	¥(638,940)	¥181,176	¥525,338
Foreign	(678,032)	(967,078)	(195,679)
Total	¥(1,316,972)	¥(785,902)	¥329,659
Income tax expense―current
Domestic	¥40,669	¥164,286	¥169,906
Foreign	121	(120,656)	35,177
Total	¥40,790	¥43,630	¥205,083
Income tax expense (benefit)―deferred
Domestic	¥(55,977)	¥(13,323)	¥(35,339)
Foreign	(442,922)	(132,164)	(68,453)
Total	¥(498,899)	¥(145,487)	¥(103,792)

For the years ended March 31, 2017, 2018 and 2019, income tax expense (benefit) attributable to operations were (¥458,109) thousand, (¥101,857) thousand and ¥101,291 thousand, respectively. Income tax expense (benefit) attributable to other comprehensive income for the three years ended March 31, 2019 were (¥15,694) thousand, ¥120,873 thousand and ¥1,686 thousand, respectively.

The tax effects of temporary differences and operating loss carryforwards and tax credits giving rise to deferred tax balances at March 31, 2018 and 2019 are as follows:

	Thousands of Yen
	2018		2019
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Asset	Liability	Asset	Liability
Impairment loss on investments in securities	¥38,130	¥—	¥38,130	¥—
Depreciation and amortization	36,450	38,205	27,235	59,851
Accrued municipal governments tax	15,335	—	9,915	—
Allowance for doubtful accounts	50,607	—	22,780	—
Accrued bonus	10,363		5,445
Accrued vacation	48,712		30,056
Other accrued expense	108,621	—	132,117	—
Asset retirement obligations	19,138	—	20,416	—
Operating loss carryforwards	418,928	—	489,212	—
Derivatives	1,167	—	—	1,910
Unrealized gain on equity securities	—	226,940	—	234,105
Share-based compensation expense	8,473	—	6,007	—
Intangible assets	—	346,363	—	341,193
Others	91,024	35,652	190,627	61,144
Total	846,948	647,160	971,940	698,203
Valuation allowance	(306,041)	—	(296,603)	—
Total	¥540,907	¥647,160	¥675,337	¥698,203

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the period in which these differences become deductible. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2018 and 2019.

As of March 31, 2018, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the U.S. subsidiaries, the Taiwan subsidiary and domestic subsidiaries. As of March 31, 2019, the valuation allowance for deferred tax assets related primarily to operating loss carryforwards of the U.S. subsidiaries and domestic subsidiaries. The allowances at such dates were provided at the amounts that were considered not more likely than not to be realized.

An analysis of the movement in the valuation allowance for deferred tax assets for the years ended March 31, 2017, 2018 and 2019 is as follows:

	Thousands of Yen
	2017	2018	2019
Balance at beginning of year	¥132,874	¥154,834	¥306,041
Additions	23,643	177,071	25,697
Deductions	(1,683)	(25,864)	(35,135)
Balance at end of year	¥154,834	¥306,041	¥296,603

As of March 31, 2019, the Taiwan subsidiary and domestic subsidiary had operating loss carryforwards of ¥184,279 thousand and ¥342,724 thousand, respectively. Also, the U.S. subsidiaries had operating loss carryforwards for federal income tax purposes of ¥1,229,169 thousand and for state income tax purposes of

¥1,444,816 thousand. In addition, ¥1,181,732 thousand of the operating loss carryforwards for federal income tax and ¥1,121,590 thousand of the operating loss carryforwards for state income tax purpose will be carried forward indefinitely. None of the operating loss carryforwards will expire within 5 years.

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in statutory tax rates of approximately 30.62 percent for the years ended March 31, 2017, 2018 and 2019.

Reconciliations between the amount of reported income tax expense (benefit) and the amount of income taxes (benefit) computed using the normal statutory tax rate for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Thousands of Yen
	2017	2018	2019
Amount computed using normal Japanese statutory tax rate	¥(403,257)	¥(240,643)	¥100,942
Increase (decrease) in taxes resulting from:
Change in valuation allowance	48,845	151,207	(9,438)
Change in statutory tax rate	—	(26,923)	—
Share-based compensation expense	(7,814)	(1,118)	15,321
Earnings of foreign subsidiaries taxed at different rates from the statutory rate in Japan	(104,407)	(21,041)	1,204
Research and development tax credit	(5,748)	(1,953)	(4,072)
Others-net	14,272	38,614	(2,666)
Income tax expense (benefit) as reported	¥(458,109)	¥(101,857)	¥101,291

The change in the valuation allowance for the year ended March 31, 2017 includes an increase of ¥50,528 thousand in the valuation allowance related to U.S. and domestic subsidiaries as of March 31, 2017 for the deferred tax assets arising from operating loss carryforwards incurred during the year ended March 31, 2017 and a decrease of ¥1,683 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

The change in the valuation allowance for the year ended March 31, 2018 includes an increase of ¥177,071 thousand in the valuation allowance related to U.S. and domestic subsidiaries as of March 31, 2018 for the deferred tax assets arising from operating loss carryforwards incurred during the year ended March 31, 2018 and a decrease of ¥25,864 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan.

The change in the valuation allowance for the year ended March 31, 2019 includes an increase of ¥25,696 thousand in the valuation allowance related to U.S. and domestic subsidiaries as of March 31, 2019 for the deferred tax assets arising from operating loss carryforwards incurred during the year ended March 31, 2019 and a decrease of ¥35,135 thousand in the valuation allowance for the deferred tax assets of the foreign subsidiary in Taiwan and domestic subsidiary.

The Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. is reduced from 35% to 21% from the fiscal year commencing on April 1, 2017. The adjustment to deferred tax assets and liabilities for the tax rate change was tax benefit of ¥26,923 thousand for the year ended March 31, 2018. The impacts related to other changes from the Act are not material.

17.  REVENUE

The Company has two main segments: the e-discovery Business (Legal Tech AI) and the AI Business (AI Solution). Legal Tech AI and AI Solution are further broken down by service type. The Legal Tech AI service types are Review, Collection Process, Hosting and Forensic Services. The AI Solution service types are Business Intelligence, Healthcare and Global AI solution.

In accordance with ASC 606, we identify contracts with customers, identify performance obligations in contracts, determine transaction prices, allocate transaction prices to each performance obligation in a contract, and recognize revenue when we satisfy performance obligations.

Transaction prices have been determined based on the consideration we receive in exchange for the transfer of services to customers. We also determine stand-alone selling prices by considering available information such as historical sales prices, geographic location, internal price lists and discount policies.

[Performance obligation by service type]

(1)	Legal Tech AI

In the e-discovery Business (Legal Tech AI), the Company generates revenue through contracts to assist customers involved in cross-border litigation, administrative proceedings and internal investigations, and these services are rendered in each geographic location, especially Japan, the United States, Taiwan and Korea, where the Company and its subsidiaries are located. This business mainly consists the following service types, revenue recognition for each of which is handled as follows, based on the nature in which the company expects to perform the obligations:

•

Review: Review is a process to investigating customer’s electronically stored information (ESI) by reviewers in person. The revenue of review service is charged to customers based on review hours and agreed hourly rate. The performance obligations are satisfied at the time the review work requested is completed and customers consider it to be fulfilled, and the revenue is recognized at that time.

•

Collection, Process: Collection is a process for gathering ESI from customer’s location and preserving it. The ESI gathered and preserved is processed through the Process for deducting the volume of ESI and converting it by utilizing AI technology, if necessary, to forms more suitable for review and analysis. The revenue of Collection and Process is charged to customers based on the volume of ESI and agreed price per gigabyte. The Performance obligations are satisfied at the time that the works for those services are completed and customers consider them to be fulfilled, and the revenues are recognized at that time.

•

Hosting: Hosting is the service to store the customer’s ESI at the Company’s data center till it is dispositioned. The Performance obligations are satisfied over a period of time of storing the ESI. The contract period is set with the customer and the services are expected to be provided to the customer over the contract period. In addition, performance obligations are satisfied on a monthly basis, as the benefit to the customer is expected to be provided at a fixed rate for the volume of ESI over the term of the contract.

•

Forensic services: Forensic is the service provided for investigations of such as fraudulent activity, illegal acts, litigation and legal claim etc. Forensic service usually consists similar form of process with eDiscovery and the revenue is recognized depending on the form of process. The performance obligations are mainly satisfied when each process are completed respectively and the customer consider it to be fulfilled, and the revenue is recognized at that time. The revenue is measured and charged by the agreed price and the volume of work as same with eDiscovery service depending on the process type.

Payments are normally received 30 to 90 days after satisfaction of a performance obligation (generally 30 days in arrears, rarely 60 days or over). There is no contract with customers which has a payment term over 1 year. As such no significant finance component has been identified.

(2)	AI Business (AI Solution)

In the AI Business (AI Solution), the Company provides customers with AI products installed with KIBIT and other related solutions utilizing KIBIT. The Company has a series of product lines and mainly provides licenses to its products in each line to customers by entering into license service agreements,  which also provide for installation and technical support services.

The Company has determined that, in terms of revenue recognition, the AI Business has different forms of services as follows, which are categorized by the nature of the services the Company promises to render.

•	Business intelligence and Global AI solution:
•

On-premise: On-premise is a service that provides licenses of AI products, along with construction of an environment at customer’s place of business where the AI products can be used. In this service, the nature of the Company’s promise is to provide a right to use the license, since the customer can fully benefit from the license from the time the license is provided. As such, performance obligations are satisfied at the time in accordance with ASC 606 when the licenses are delivered and installed at the customer’s location.

•

Cloud environment: In order for customers to use our cloud service, it is necessary to use our cloud environment, and the customer will only benefit from the licensed AI product in that environment. Providing and maintaining a cloud environment is a performance obligation that is satisfied over a period of time because the contract period is set and customers can use the cloud environment over the contract period. In addition, the performance obligations are satisfied on a monthly basis, as the benefit to the customer is expected to be transferred at a fixed rate over the term of the contract.

•

Installation service and technical support service: These services are usually provided together with the principal license service explained above. Installation service is determined to be a distinct performance obligation and it is satisfied at the time the installation is completed. Technical support service is also a distinct performance obligation and is satisfied over time as the service is rendered through the contract period. In addition, the transaction price is allocated to these performance obligations based on the stand-alone sales prices in the case the individual prices are not explicit or are supposed to be discounted.

•

Data analysis: Data analysis services are services in the provision of which the Company provides data analysis deliverables to customers using its own AI products. Customers can then benefit from the deliverables. The performance obligation is satisfied when the deliverables are submitted.

•

Healthcare: The Company provides support services for operational improvements in the healthcare industry. The goods transferred to the customer are the systems, and performance obligation is satisfied at the point of sale.

With respect to the payment term, the contract period for a license service agreement is generally 1 year and they either provide for monthly payment through the term or lump sum payment at the due date. In both cases, payments are normally received 30 to 90 days after invoicing to customers (generally 30 days in arrears, rarely 60 days or over). There are rarely contracts with customers with payment terms over 1 year. As such, no significant finance component has been identified.

[Impact of Prior Years]

The cumulative effect of the adoption of ASC606 has been recognized as an adjustment to retained earnings at the beginning of this fiscal year. The adjustments have been derived from mainly difference of the timing of revenue recognition and allocation of transaction price. On-premise license service has been categorized the revenue recognized at the point in time in accordance with the ASC606 instead of monthly-basis recognition as the invoice is issued. Because the Company determined that On-premise license is provided as a right to use rather than monthly recurring revenue recognized over the time. Also allocating the transaction price to distinct performance obligation according to standalone sales price has resulted in certain adjustments for the adoption of ASC606 since there were some cases which the allocations based on the standalone sales price had material impacts when the transaction prices for performance obligations were not explicitly and individually defined in contracts.

Select condensed consolidated balance sheet line items, which reflect the adoption of ASC606, are as follows:

(Unit: thousands of yen)

	As reported on March 31, 2018	Effect of adoption of ASC606	As adjusted on April 1, 2018
Assets:
Trade accounts receivable	2,549,128	34,181	2,583,309
Liabilities:
Deferred revenues	(92,641)	83,425	(9,216)
Deferred Tax Liabilities	(106,253)	(36,011)	(142,264)
Shareholders’ equity:
Retained earnings	801,392	(81,595)	719,797

[Impact on the current fiscal year]

Select condensed consolidated balance sheet line items, which reflect the adoption of ASC606, are as follows:

(Unit: thousands of yen)

As of March 31, 2019	As reported	Adjusted amount	Under ASC605
Assets:
Trade accounts receivable	2,584,550	(31,515)	2,616,065
Liabilities:
Deferred Tax Liabilities	(81,205)	9,650	(90,855)
Shareholders’ equity:
Retained earnings	11,301	(59,730)	71,031

Select condensed consolidated statement of operations line items, which reflect the adoption of ASC606, are as follows:

(Unit: thousands of yen)

For the year ended March 31, 2019	As reported	Adjusted amount	Under ASC605
Revenue:
Sale	(11,254,626)	31,516	(11,286,142)
Other:
Income tax expense (benefit)	101,291	(9,650)	110,941

[Disaggregation of Revenue]

The Company disaggregates revenue from contracts with customers by business segment, service type and geographic location, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flow are affected by economic factors. Consequently the Company’s segment reporting, which is referred to in Note 22, provides the same information which is required for the disaggregation of revenue.

[Transaction price allocated to remaining performance obligations]

The total transaction prices allocated transactions with unsatisfied (or partially unsatisfied) obligations as of the end of March 2019 are as below. As LegalTech AI has a one-month contract period, there is no transaction price to be allocated to unmet performance obligations at the end of the period. AI Solution, on the other hand, had one-year and over licensing agreements, so at the end of the period the amount was calculated for the unsatisfied portion.

(Unit: thousands of yen)
Business	Amount
Legal Tech AI	—
AI Solution	41,083

The license fee for AI Solution falling under the above amount is calculated using the transaction price allocated to the relevant performance obligation on a straight-line basis for the period the license service is rendered.

[Contract balance]

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	March 31,
	2018	2019
Trade accounts receivable (net of allowance for doubtful accounts)	$2,549,128	$2,584,550
Deferred revenues	$(9,216)	$(922)

Trade accounts receivables are recorded when the right to consideration becomes unconditional and an invoice is issued to the customer. Unbilled receivables relate to the Company’s contractual right to consideration for services performed and not yet invoiced.

The carrying amount of deferred revenue, is included in “Other current liabilities” in the Company's consolidated balance sheets.

18.SHARE-BASED COMPENSATION

On June 21, 2012, the Company granted options to purchase a total of 160,000 shares of the Company’s common stock at an exercise price per share of ¥810 to two employees/directors, two statutory auditors, 12 employees and 6 external advisors (“6th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 31, 2013, the Company granted options to purchase a total of 300,000 shares of the Company’s common stock at an exercise price per share of ¥469 to 5 employees/directors, 17 employees and 25 employees of subsidiaries (“7th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 15, 2013, the Company granted options to purchase a total of 88,000 shares of the Company’s common stock at an exercise price per share of $5.03 to underwriters (“8th series Stock Option Grant”). Options are vested immediately and are exercisable from May 16, 2013 to May 17, 2017.

On May 22, 2014, the Company granted options to purchase a total of 200,000 shares of the Company’s common stock at an exercise price per share of ¥489 to 5 employees/directors and 19 employees (“9th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On May 28, 2015, the Company granted options to purchase a total of 200,000 shares of the Company’s common stock at an exercise price per share of ¥1,029 to 6 employees/directors and 38 employees (“11th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

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

On December 23, 2016, the Company granted options to purchase a total of 15,000 shares of the Company’s common stock at an exercise price per share of ¥901 to 1 director (“15th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On April 21, 2017, the Company granted options to purchase a total of 105,000 shares of the Company’s common stock at an exercise price per share of ¥774 to 6 employees/directors (“16th series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On July 7, 2017, the Company granted options to purchase a total of 751,000 shares of the Company’s common stock at an exercise price per share of ¥731 to 39 employees/directors (“17th series Stock Option Grant”). Cash consideration of ¥31,542 thousand from directors were accounted for as an additional paid-in capital. Options are vested two years after the grant date and will be exercisable for three years from the vesting date.

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

On March 26, 2018, the Company granted options to purchase a total of 22,400 shares of the Company’s common stock at an exercise price per share of ¥830 to 1 director (“21st series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On June 26, 2018, the Company granted options to purchase a total of 26,600 shares of the Company’s common stock at an exercise price per share of ¥1,110 to 39 employees/directors (“22nd series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

On February 5, 2019, the Company granted options to purchase a total of 170,000 shares of the Company’s common stock at an exercise price per share of ¥793 to 116 employees/directors (“23rd series Stock Option Grant”). Options are vested three years after the grant date and will be exercisable for three years from the vesting date.

The Company issues new shares upon the exercise of stock options.

Share-based compensation is measured at the grant date, based on the fair value of the award. The compensation expense is recognized on a straight-line basis over the vesting period.

The following table presents total share-based compensation expense, which is a noncash charge, included in the consolidated statements of operations for the years ended March 31, 2017, 2018 and 2019:

	Thousands of Yen
	2017	2018	2019
Cost of revenue	¥24,758	¥20,883	¥9,188
Selling, general and administrative expenses	28,274	52,963	13,808
Pre-tax share-based compensation expense	53,032	73,846	22,996
Income tax benefit	—	(8,762)	(1,365)
Total share-based compensation expense, net of tax
	¥53,032	¥65,084	¥21,631

Cash received from stock options exercised during the years ended March 31, 2018 and 2019 were ¥31,012 thousand and ¥67,928 thousand, respectively. The tax deductions related to stock options exercised during the year ended March 31, 2018 and 2019 were ¥8,762 thousand and ¥7,227 thousand.

The expected term of the stock options granted to employees is estimated based on historical employee exercise patterns associated with prior similar option grants. The term of the stock options granted to non-employees is estimated based on the contractual term. The Company estimates the number of forfeitures prior to vesting at the grant date. The effect of a subsequent change in estimated forfeitures is recognized through a cumulative adjustment when the actual forfeitures exceed the Company’s estimate. As of March 31, 2019, the total unrecognized compensation expense related to the unvested portion of the 13th -23th series Stock Option Grants, except for the 17th and the 19th, was ¥72,512 thousand. As of March 31, 2019, the expense will be recognized over the weighted-average period of 1.4 years.

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

The following table presents the weighted-average assumptions used in estimating the fair value of options granted to employees during the years ended March 31, 2017, 2018 and 2019.

	2017	2018	2019
Expected life of stock option (years)	4.2	4.7	4.4
Expected volatility	71.9%	67.8%	57.9%
Risk-free interest rate	0.2%	-0.1%	-0.2%
Expected dividend yield	0.2%	0.1%	0.2%

	Thousands of Yen
	2017	2018	2019
Weighted-average grant-date fair value per option to purchase one share	¥373	¥397	¥356

The expected volatility is estimated based upon on the historical volatility of the Company’s share price for the last four years adjusted for the effect of changes expected in the future. The expected risk-free interest rate is based on the Japanese government bond interest rate for the expected term. The expected dividend yield is based on the actual dividends paid and expected to be paid in the future.

A summary of stock option activity during the year ended March 31, 2019, is presented below:

			Weighted-average	Aggregate
		Weighted-average	remaining	intrinsic value
		exercise price	contractual term	(Thousands of
	Shares	(Yen)	(in years)	Yen)
Outstanding―April 1, 2018	1,457,100	¥771	3.8	¥285,816
Granted	196,600	836
Exercised	(94,000)	723
Forfeited	(543,200)	741
Expired	(49,000)	834
Outstanding—March 31, 2019	967,500	¥776	3.3	¥17,890
Vested and expected to vest ― March 31, 2019	967,500	¥776	3.3	¥17,890
Exercisable—March 31, 2019	385,500	¥647	1.2	¥17,890

Exercises of Stock Options

The total intrinsic values of options exercised during the years ended March 31, 2017, 2018 and 2019 were ¥333,700 thousand, ¥37,560 thousand and ¥38,663 thousand, respectively. The amounts of cash received from exercise of stock options for the years ended March 31, 2017, 2018 and 2019 were ¥184,375 thousand, ¥31,012 thousand and ¥67,928 thousand, respectively. Cash received from the exercise of options for the year ended March 31, 2017 includes ¥49,412  thousand related to options that were granted to underwriters (“8th series of Stock option Grant”) on May 15, 2013 and fully exercised during the year ended March 31, 2017. The total intrinsic value of the 8th series of Stock Option Grant was ¥52,184 thousand.

Unvested Stock Options

A summary of the status of the Company’s unvested stock options and their weighted-average grant date fair value at March 31, 2019, is as follows:

		Weighted-Average
		Grant Date Fair
	Shares	Value
Unvested—April 1, 2018	1,061,100	¥418
Granted	196,600	356
Vested	(132,500)	605
Forfeited	(543,200)	424
Outstanding—March 31, 2019	582,000	¥348

19.   EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year, in addition to the year-end dividend, upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Statutory Auditors, and (4) the term of service of the directors being prescribed as one year rather than the normal two-year term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. However, the Company cannot do so because it does not meet criteria (4) above. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so provide. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Increases / decreases and transfer of common stock, reserve and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus), depending on the equity account charged upon the payment of such dividends, until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

The amount available for dividends under the Companies Act is based on the amount of retained earnings and other capital surplus recorded in the Company’s stand-alone financial statements under Japanese GAAP. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the stand-alone financial statements have no effect on the determination of amount available for dividends under the Companies Act. The amount available for dividends shown in FRONTEO’s stand-alone financial statements, as determined under Japanese GAAP, amounted to ¥1,788,081 thousand at March 31, 2019.

20.   OTHER COMPREHENSIVE INCOME

The changes in each component of other comprehensive loss for the years ended March 31, 2017, 2018 and 2019, are as follows:

	Thousands of Yen
			Adjustments
	Foreign		related to	Accumulated
	currency	Unrealized	retirement and	other
	translation	holding gain on	severance	comprehensive
	adjustments	securities	benefits	income
Balance at April 1, 2016	¥(269,577)	¥264,368	¥(23,276)	¥(28,485)
Period change	(51,994)	(15,759)	13,759	(53,994)
Balance at March 31, 2017	(321,571)	248,609	(9,517)	(82,479)
Period change	(204,270)	241,650	(2,579)	34,801
Balance at March 31, 2018	(525,841)	490,259	(12,096)	(47,678)
Period change	125,667	(490,259)	3,821	(360,771)
Balance at March 31, 2019	¥(400,174)	¥—	¥(8,275)	¥(408,449)

The tax effects allocated to each component of other comprehensive loss for the years ended March 31, 2017, 2018 and 2019, were as follows:

	Thousands of Yen
	2017
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(52,440)	¥446	¥(51,994)
Unrealized holding gain (loss) on securities:
Amount arising during the period	(37,079)	21,320	(15,759)
Net unrealized holding gain (loss) during the period	(37,079)	21,320	(15,759)
Adjustments related to retirement and severance benefits:
Amount arising during the period	19,831	(6,072)	13,759
Net adjustments related to retirement and severance benefits	19,831	(6,072)	13,759

Other comprehensive income (loss)	¥(69,688)	¥15,694	¥(53,994)

	2018
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥(188,909)	¥(15,361)	¥(204,270)
Unrealized holding gain (loss) on securities:
Amount arising during the period	348,300	(106,650)	241,650
Net unrealized holding gain (loss) during the period	348,300	(106,650)	241,650
Adjustments related to retirement and severance benefits:
Amount arising during the period	(3,717)	1,138	(2,579)
Net adjustments related to retirement and severance benefits	(3,717)	1,138	(2,579)

Other comprehensive income (loss)	¥155,674	¥(120,873)	¥34,801

	2019
	Before Tax	Tax Benefit	Net of Tax
	Amount	(Expense)	Amount
Foreign currency translation adjustments	¥125,667	¥—	¥125,667

Adjustments related to retirement and severance benefits:
Amount arising during the period	5,507	(1,686)	3,821
Net adjustments related to retirement and severance benefits	5,507	(1,686)	3,821

Other comprehensive income (loss)	¥131,174	¥(1,686)	¥129,488

The changes in accumulated other comprehensive income (loss) by component for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Thousands of Yen
			Adjustments
			related to
	Foreign currency	Unrealized	retirement and
	translation	holding gain	severance
	adjustments	on securities	benefits	Total
Balance at April 1, 2016	¥(269,577)	¥264,368	¥(23,276)	¥(28,485)
Other comprehensive income (loss) before reclassifications	(51,994)	(17,453)	10,767	(58,680)
Amounts reclassified from accumulated other comprehensive income	—	1,694	2,992	4,686
Net current-year other comprehensive income (loss)	(51,994)	(15,759)	13,759	(53,994)
Balance at March 31, 2017	¥(321,571)	¥248,609	¥(9,517)	¥(82,479)
Other comprehensive income (loss) before reclassifications	(204,270)	241,650	(4,419)	32,961
Amounts reclassified from accumulated other comprehensive income	—	—	1,840	1,840
Net current-year other comprehensive income (loss)	(204,270)	241,650	(2,579)	34,801
Balance at March 31, 2018	¥(525,841)	¥490,259	¥(12,096)	¥(47,678)
Cumulative effects of accounting standard update - adoption of ASU No. 2016-01		(490,259)		(490,259)
Other comprehensive income (loss) before reclassifications	125,667	―	1,940	127,607
Amounts reclassified from accumulated other comprehensive income (loss)	—	―	1,881	1,881
Net current-year other comprehensive income (loss)	125,667	(490,259)	3,821	(360,771)
Balance at March 31, 2019	¥(400,174)	¥—	¥(8,275)	¥(408,449)

The amounts reclassified out of accumulated other comprehensive income (loss) into the consolidated statements of operations, with affected line items, for the years ended March 31, 2017, 2018 and 2019 are as follows:

				Affected line items in the
Details about accumulated other comprehensive	Thousands of Yen			consolidated statements of
income (loss)	2017	2018	2019	operations

Adjustments related to retirement and severance benefits	¥4,313	¥2,652	¥2,711	*(1)
	(1,321)	(812)	(830)	Income tax expense (benefit)
	2,992	1,840	1,881	Net income (loss)
Adjustments related to unrealized holding gain on securities	2,441	—	―	Other income
	(747)	—	―	Income tax expense (benefit)
	1,694	—	—	Net income (loss)
Total reclassifications for the year	¥4,686	¥1,840	¥1,881

*(1) These are included in the computation of net periodic pension cost (See Note 11).

21.   NET INCOME (LOSS) PER SHARE

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

The computation of basic and diluted net income (loss) per share for the years ended March 31, 2017, 2018 and 2019 is as follows:

	2017
		Weighted-Average
	(Thousands of Yen)	Common
	Net Loss	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(865,087)	36,372,576	¥(23.8)
Effect of dilutive securities: Stock options*(1)	―	―
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(865,087)	36,372,576	¥(23.8)

2018
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Loss	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net loss attributable to FRONTEO, Inc. shareholders	¥(694,662)	38,007,877	¥(18.3)
Effect of dilutive securities: Stock options*(1)	—	—
Diluted net loss attributable to FRONTEO, Inc. shareholders	¥(694,662)	38,007,877	¥(18.3)

	2019
	(Thousands of	Weighted-Average
	Yen)	Common
	Net Income	Shares Outstanding	Per Share
	(Numerator)	(Denominator)	Amount
Basic net income attributable to FRONTEO, Inc. shareholders	¥218,235	38,098,739	¥5.7
Effect of dilutive securities: Convertible bonds	—	1,537,528
Effect of dilutive securities: Stock options*(2)	—	141,835
Diluted net income attributable to FRONTEO, Inc. shareholders	¥218,235	39,778,102	¥5.5

*(1)The calculation of diluted net loss per share for the years ended March 31, 2017 and 2018 does not include potentially dilutive securities because their inclusion would be anti-dilutive (i.e., reduce the net loss per share).

*(2) For the year ended March 31, 2019, the 11th-13th, 15th and 21st-23rd series Stock Option Grants (461,800 shares) could potentially dilute net income per share but were not included in the computation of diluted net income per share due to their antidilutive effects.

22.   SEGMENT REPORTING

Operating segments are defined as components of the Company that engage in business activities from which the Company earns revenues and incurs expenses and for which separate financial information is available that is evaluated regularly by the chief operation decision-maker in deciding how to allocate resources and in assessing performance. The Company provides LegalTech AI services, which are provided by FRONTEO and its domestic subsidiaries for domestic (Japanese) clients, by FRONTEO USA, Inc. (formerly UBIC North America, Inc. and EvD, Inc.) and FRONTEO Government Services, Inc. (formerly TechLaw Solutions, Inc.), U.S. based wholly-owned subsidiaries of FRONTEO, for clients based in the U.S. or represented by U.S.-based attorneys who contracted with FRONTEO USA, Inc. and FRONTEO Government Services, Inc., and by FRONTEO KOREA Inc. and FRONTEO TAIWAN Inc. for clients based in Asia other than Japan. FRONTEO and its domestic subsidiaries, FRONTEO KOREA Inc. and FROTNEO TAIWAN Inc. also provide AI-based business services in the healthcare and data marketing industries.

The Company reorganized business activities to organize the management of cross-border transactions in fiscal year 2018. The Company has now integrated all resources and operation systems by business category: LegalTech AI and AI Solution. As a result, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. The following corresponding information for the prior year was restated based on the change in reportable segments.

The Company’s LegalTech AI operations in Japan, the U.S. and Asia, and AI Solution in Japan and Asia have been identified as the two operating segments of the Company. The Company’s chief executive officer, who is also the Company’s chief operating decision-maker, regularly reviews the performance of the two operating segments and makes decisions regarding allocation of resources. The Company’s chief operating decision-maker utilizes various measurements, which include revenues, operating income or loss and segment assets to assess segment performance and allocate resources to segments.

Each LegalTech AI segment recognizes revenue for which the segment has direct contractual relationships with its clients. Most of the Company’s clients are either corporate clients in Asia or U.S. -based law firms representing corporate clients in Asia. If the Company’s services are contracted between a law firm in the U.S. and FRONTEO USA, Inc. or FRONTEO Government Services, Inc., revenue is recorded by the U.S. although the end corporate client may be located in areas other than the U.S.

From the end of the fiscal year ended March 31, 2019, the name of one of the Company’s reportable segments has been changed from the LegalTech business to the LegalTech AI business. The change is applicable only to the name, and therefore, there will be no effect on the relevant segment information.

The Group modified the classification and allocation of selling, general, and administrative expenses, associated with the change in the management classification, effective from the year ended March 31, 2019, and the segment information for the year ended March 31, 2017 and 2018, is presented under the new classification.

The Company’s reportable segments are the same as its operating segments, which was presented based on Japanese GAAP with U.S. adjustments.

Segment information for the years ended March 31, 2017, 2018 and 2019 is presented below:

The format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP.

Revenue:

	Thousands of Yen
	2017	2018	2019
LegalTech AI
Outside customers	¥10,897,030	¥11,307,082	¥9,834,826
Total	10,897,030	11,307,082	9,834,826

AI Solution
Outside customers	310,700	910,687	1,427,243
Total	310,700	910,687	1,427,243
Unallocated amounts:
Eliminations	—	—	—

Total revenue after eliminations	11,207,730	12,217,769	11,262,069

Adjustments*(1)	13,045	(73,526)	(7,443)

Total consolidated revenue	¥11,220,775	¥12,144,243	¥11,254,626

*(1)  These amounts primarily represent the net impact of adjustments arising from differences in the timing of the revenue recognition under U.S. GAAP and Japanese GAAP.

Segment Performance Measures:

	Thousands of Yen
	2017	2018	2019
Segment profit (loss)
LegalTech AI	¥(923,525)	¥460,263	¥110,773
AI Solution	(283,138)	(282,548)	133,637

Total segment profit (loss) after eliminations	(1,206,663)	177,715	244,410

Adjustments*(2)	27,812	(757,012)	107,726

Total consolidated operating loss	(1,178,851)	(579,297)	352,136

Unallocated amounts:
Interest income	3,634	2,658	2,580
Interest expense	(125,743)	(94,516)	(121,398)
Gain (loss) on derivatives	43,594	(56,861)	107,951
Foreign currency exchange (loss)	(13,751)	(137,065)	(18,772)
Dividend income	14,400	11,250	14,400
Gain on revaluation of investments in wecurities	—	—	23,400
Other-net	(60,255)	67,929	(30,638)

Total consolidated income (loss) before income taxes	¥(1,316,972)	¥(785,902)	¥329,659

* (2) Adjustments for the year ended March 31, 2017 primarily relate to the difference between U.S. GAAP and Japanese GAAP for revenue recognition, amortization of goodwill, and the remeasurement of earn-outs. Adjustments for the year ended March 31, 2018 primarily relate to the differences of presentation between U.S. GAAP and Japanese GAAP for restructuring charges. Under U.S. GAAP, restructuring charges should be presented as operating expense, compared to non-operating expense under Japanese GAAP. Adjustments for the year ended March 31, 2019 primarily relate to the differences of presentation between U.S. GAAP and Japanese GAAP for revenue recognition and amortization of goodwill.

Segment Assets:

	Thousands of Yen
	2018	2019
Segment assets
LegalTech AI	¥11,716,651	¥11,572,516
AI Solution*(3)	2,862,136	1,870,108

Total segment assets after eliminations	14,578,787	13,442,624

Adjustments*(4)	88,919	399,928

Total consolidated assets	¥14,667,706	¥13,842,552

*(3) The Company recognized an impairment loss on long-lived assets of ¥73,161 thousand for the year ended March 31, 2018 related to property and equipment and software owned by FRONTEO Healthcare, Inc.  The Company recognized an impairment loss on long-lived assets of ¥8,920 thousand for the year ended March 31, 2019 related to software.

*(4) Adjustments primarily relate to differences between U.S. GAAP and Japanese GAAP for revenue recognition, depreciation and amortization, and deferred tax assets.

Capital expenditures on long-lived assets:

	Thousands of Yen
	2017	2018	2019
Capital expenditures
LegalTech AI	¥984,865	¥491,990	¥666,444
AI Solution	384,606	308,373	300,221

Total consolidated capital expenditures	¥1,369,471	¥800,363	¥966,665

Capital expenditures relate to property and equipment, capitalized computer software costs and other intangible assets on an accrual basis, other than those disclosed in Note 2 of the notes to the consolidated financial statements.

Other Significant Items:

	Thousands of Yen
	2017	2018	2019
Depreciation and amortization
LegalTech AI	¥913,480	¥840,061	¥697,673
AI Solution	125,716	175,386	119,825

Total depreciation and amortization	1,039,196	1,015,447	817,498

Adjustments	9,431	1,527	(1,631)

Total consolidated depreciation and amortization	¥1,048,627	¥1,016,974	¥815,867

Geographic information:

	2017	2018	2019

Revenue from outside customer
Japan	¥4,042,023	¥3,888,155	¥4,804,635
US	6,800,965	7,712,138	5,327,612
Korea	291,455	492,836	643,352
Other	86,332	51,114	479,027

Total	¥11,220,775	¥12,144,243	¥11,254,626

Long live assets held
Japan	¥375,692	¥337,583	¥275,756
US	771,734	360,166	375,414
Korea	29,829	57,480	50,479
Other	―	653	30,637
Total	¥1,177,255	¥755,882	¥732,286

Entity-Wide Information:

For the year ended March 31, 2017, revenue from TMI Associates amounted to ¥1,253,860 thousand, representing approximately 11.2 percent of consolidated revenue. For the year ended March 31, 2018, revenue from TMI Associates amounted to ¥1,094,979 thousand, representing approximately 9.0 percent of consolidated revenue. For the year ended March 31, 2019, there were no major customers that represented more than 10% of the consolidated revenue.

The information concerning revenue by service category for the years ended March 31, 2017, 2018 and 2019, is presented below:

	Thousands of Yen
	2017	2018	2019
eDiscovery
Review	¥2,696,074	¥3,149,787	¥2,654,549
Collection, Process	2,778,186	2,911,634	1,725,055
Hosting	4,987,123	4,813,290	4,838,178
Total	10,461,383	10,874,711	9,217,782
Forensic	448,693	358,843	609,601
Business intelligence	287,862	620,102	1,169,896
Healthcare	149	132,967	179,688
Foreign	22,688	157,620	77,659
Total revenue	¥11,220,775	¥12,144,243	¥11,254,626

For the year ended March 31, 2019, the revenue that was formerly included in “Digital Communication” was transferred to “Business intelligence”. In accordance with this change, the figures for the years ended March 2017 and 2018 have been restated to conform to the current year presentation.

Long-lived assets held in Japan, the U.S., Korea, and Other as of March 31, 2019 were ¥275,756 thousand, ¥375,414 thousand, ¥50,479 thousand and ¥30,637 thousand respectively. Long-lived assets include property and equipment.

23.   ADVERTISING COSTS

Advertising costs, which are included in “Selling, general and administrative expenses” are expensed as incurred during the years ended March 31, 2017, 2018 and 2019, relate primarily to advertisements in magazines and journals and amounted to ¥200,946 thousand, ¥61,400 thousand and ¥53,007 thousand, respectively.

24．RESEARCH AND DEVELOPMENT COSTS

Research and development costs, which are included in “Selling, general and administrative expenses” relate primarily to costs incurred in the research and development of new internal use software products and significant improvement to existing internal-use software products, which do not meet the criteria for capitalization. Such costs are expensed as incurred. Research and development costs incurred during the years ended March 31, 2017, 2018 and 2019 amounted to ¥83,679 thousand, ¥119,159 thousand and ¥62,365 thousand, respectively.

25.  RELATED PARTY TRANSACTIONS

During the fiscal year ended March 31, 2018, the Company entered into a consulting contract with Consultoris, Inc. (“CI”), which was managed by a sibling of a former member of FUSA’s management. CI provided consulting services to FUSA and its overseas operations, and the total amount of transactions with CI was ¥19,953 thousand for the year ended March 31, 2018. Prior to the year ended March 31, 2018, the consulting contract expired without renewal.

For the year ended March 31, 2019, there were no related-party transactions.

26.    RESTRUCTURING

During the year ended March 31, 2018, the Company implemented a restructuring plan to reorganize in its U.S. LegalTech AI business by streamlining its overall cost structure through overhead and infrastructure cost reductions. Restructuring charges incurred under this plan primarily consisted of severance payments, lease exit costs and impairment loss on office fixed assets. Charges and other costs related to the workforce reduction and structure realignment are presented as restructuring charges in the Consolidated Statements of Operations. The Company have substantially completed this restructuring plan by the year ended March 31, 2019.

The following table summarizes restructuring-related activities during the year ended March 31, 2018 and 2019 from continuing operations (in thousands):

	Thousands of Yen
	Termination Benefits		Lease Exist Costs		Office Fixed Asset Impairment		Other		Total
Accrual balance as of March 31, 2017	¥	－	¥	－	¥	－	¥	－	¥	－
Restructuring charge		144,015		272,724		341,578		23,055		781,372
Cash paid		(144,015)		(92,779)		－		(12,153)		(248,947)
Non-cash		－		－		(341,578)		－		(341,578)
Accrual balance as of March 31, 2018	¥	－		¥179,945	¥	－		¥10,902		¥190,847
Restructuring charge		－		－		－		－		0
Cash paid		－		(123,423)		－		－		(123,423)
Non-cash		－		(5,175)		－		773		(4,402)
Accrual balance as of March 31, 2019	¥	－		¥51,347	¥	－		¥11,675		¥63,022

The accrual balances are included in accrued and other current liabilities on the Company’s consolidated balance sheets.

* * * * * *